Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on January 23, 2018

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Unimin Corporation

(Exact name of registrant as specified in its charter)

Delaware	1400	13-2656671
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

258 Elm Street, New Canaan, Connecticut 06840

(203) 966-8880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard M. Solazzo, Esq.

258 Elm Street, New Canaan, Connecticut 06840

(203) 966-8880

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Peter D. Lyons, Esq. Omar Pringle, Esq. Aly El Hamamsy, Esq. Michael A. Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, New York 10022 (212) 277-4000	Richard M. Solazzo, Esq. Senior Vice President, General Counsel and Secretary 258 Elm Street New Canaan, Connecticut 06840 (203) 966-8880	James P. Dougherty, Esq. Benjamin L. Stulberg, Esq. Michael J. Solecki, Esq. Andrew C. Thomas, Esq. Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Common stock, $0.01 par value per share		N/A	$	$

(1)	Relates to securities of the registrant issuable in connection with the proposed merger of Bison Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the registrant, into Fairmount Santrol Holdings Inc., a Delaware corporation (“Fairmount Santrol”), with Fairmount Santrol continuing as the surviving corporation (the “Merger”), followed immediately by the merger of Fairmount Santrol into Bison Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the registrant (“Merger Sub LLC”), with Merger Sub LLC continuing as the surviving entity and a direct wholly owned subsidiary of the registrant. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, this registration statement also covers an indeterminate number of additional shares of the registrant’s common stock that may be issuable as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividends or similar transactions or events.
(2)	Represents the maximum number of shares of the registrant’s common stock estimated to be issued upon the closing of the Merger. Calculated based on the estimated exchange ratio of shares of the registrant’s common stock for each share of Fairmount Santrol common stock estimated to be outstanding immediately prior to the closing of the Merger.
(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(f)(1) and Rule 457(c) of the Securities Act, based on the product of (A) $ , the average of the high and low prices per share of Fairmount Santrol common stock as reported on the New York Stock Exchange on , 2018, and (B) , the maximum number of shares of Fairmount Santrol outstanding common stock that are estimated will be exchanged in the Merger, computed as of , 2018, the latest practicable date prior to the date hereof for which it was possible to obtain such information. As required by Rule 457(f)(3) under the Securities Act, the estimated aggregate amount of cash to be paid by the registrant in the Merger, or approximately $ , has been deducted from the proposed maximum aggregate offering price.
(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $124.50 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or to any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED                 , 2018

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:	, 2018

The board of directors of Fairmount Santrol Holdings Inc. (the “Fairmount Board”) cordially invites you to attend a special meeting of Fairmount Santrol Holdings Inc., a Delaware corporation (“Fairmount Santrol”), stockholders to be held at Jones Day located at 901 Lakeside Avenue, Cleveland, Ohio 44114 on                , 2018, at 1:30 p.m., Eastern Time (such meeting, including any adjournment or postponement thereof, the “special meeting”). As previously announced, on December 11, 2017, Fairmount Santrol entered into an Agreement and Plan of Merger, by and among SCR-Sibelco NV, a privately-owned Belgian company (“Sibelco”), Unimin Corporation, a Delaware corporation (“Unimin”), Bison Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Unimin (“Merger Sub”), and Bison Merger Sub I, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Unimin (as it may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub into Fairmount Santrol with Fairmount Santrol continuing as the surviving corporation and a direct wholly owned subsidiary of Unimin.

At the special meeting, you will be asked to consider and vote on:

(i)	a proposal to adopt the Merger Agreement (the “Fairmount Santrol Merger proposal”);

(ii)	a non-binding, advisory proposal to approve the compensation that may become payable to Fairmount Santrol’s named executive officers in connection with the closing of the Merger, which compensation is summarized in the table in the section entitled “Advisory Vote on Merger-Related Compensation for Fairmount Santrol’s Named Executive Officers” beginning on page 371 of the accompanying proxy statement/prospectus (the “Fairmount Santrol compensation proposal”); and

(iii)	a proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies, if there are not sufficient votes to approve the Fairmount Santrol Merger proposal (the “Fairmount Santrol adjournment proposal”).

The Fairmount Board has determined that entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of, Fairmount Santrol and Fairmount Santrol stockholders and recommends that Fairmount Santrol stockholders vote (1) “FOR” the Fairmount Santrol Merger proposal, (2) “FOR” the Fairmount Santrol compensation proposal and (3) “FOR” the Fairmount Santrol adjournment proposal.

Upon the closing of the Merger, Unimin will become the parent holding company for the combined group and will be renamed              (referred to herein as the “combined company”) and each Fairmount Santrol stockholder will be entitled to receive (i) the number of shares of combined company common stock that will result in Fairmount Santrol stockholders, together with the holders of certain Fairmount Santrol equity awards, owning 35% of the combined company common stock, (ii) an amount in cash equal to the result of (x) $170,000,000, divided by (y) the fully diluted Fairmount Santrol share number, without interest and (iii) cash paid in lieu of fractional shares, if any, without interest. Immediately following the effective time of the Merger (the “effective time”), Sibelco will own, directly or indirectly, 65% of the shares of combined company common stock and Fairmount Santrol stockholders, including holders of certain Fairmount Santrol equity awards, immediately prior to the effective time will own the remaining 35% of the outstanding shares. Each outstanding Fairmount Santrol Stock Option, Fairmount Santrol RSU and Fairmount Santrol PSU will automatically convert into stock options and RSUs with respect to combined company common stock, on the same terms and conditions under the applicable plans and award agreements in effect immediately prior to the effective time after giving effect to the Exchange Ratio (as defined below under “The Merger Agreement—Effects of the Merger; Merger Consideration”) and appropriate adjustments to reflect the closing of the Merger. Following the closing

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

of the Merger, the combined company expects to become a publicly-traded company with its common stock listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “            .”

As described in this proxy statement/prospectus, certain Fairmount Santrol stockholders who in the aggregate own approximately 26% of the outstanding shares of Fairmount Santrol common stock entered into a voting and support agreement with Unimin and Merger Sub, dated December 11, 2017, whereby such stockholders agreed to vote in favor of the Fairmount Santrol Merger proposal and against actions that could adversely affect the closing of the Merger.

Your vote is very important, regardless of the number of shares you own. The Merger cannot be completed unless stockholders holding at least a majority of the shares of Fairmount Santrol common stock outstanding as of the close of business on                 , 2018, the record date for the special meeting, vote in favor of the Fairmount Santrol Merger proposal. A failure to vote or an abstention will have the same effect as a vote “AGAINST” the Fairmount Santrol Merger proposal.

Whether or not you plan to attend the special meeting, I urge you to vote your shares before the special meeting over the Internet or via the toll-free telephone number, as described in the accompanying materials. You may also vote by mail by completing, signing and dating the enclosed proxy card and returning it in the pre-addressed, postage-prepaid envelope accompanying the proxy card. YOUR PROXY IS BEING SOLICITED BY THE FAIRMOUNT BOARD. AFTER CAREFUL CONSIDERATION, THE FAIRMOUNT BOARD HAS (I) APPROVED THE MERGER AGREEMENT, (II) DETERMINED THAT ENTERING INTO THE MERGER AGREEMENT AND CONSUMMATING THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF FAIRMOUNT SANTROL AND FAIRMOUNT SANTROL STOCKHOLDERS AND AUTHORIZED AND APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE OF THE MERGER AGREEMENT AND (III) DIRECTED THAT THE MERGER AGREEMENT BE SUBMITTED FOR CONSIDERATION BY FAIRMOUNT SANTROL STOCKHOLDERS. THE FAIRMOUNT BOARD RECOMMENDS THAT YOU VOTE (1) “FOR” THE FAIRMOUNT SANTROL MERGER PROPOSAL, (2) “FOR” THE FAIRMOUNT SANTROL COMPENSATION PROPOSAL AND (3) “FOR” THE FAIRMOUNT SANTROL ADJOURNMENT PROPOSAL. In considering the recommendation of the Fairmount Board, you should be aware that certain directors and executive officers of Fairmount Santrol may have interests in the Merger that are different from, or in addition to, the interests of Fairmount Santrol stockholders generally. See the section entitled “Interests of Fairmount Santrol’s Directors and Executive Officers in the Merger” beginning on page 177 of the accompanying proxy statement/prospectus.

I urge you to read carefully and in its entirety the accompanying proxy statement/prospectus, including the annexes and the documents incorporated by reference. In particular, I urge you to read carefully the section entitled “Risk Factors” beginning on page 48 of the accompanying proxy statement/prospectus. If you have any questions regarding the accompanying proxy statement/prospectus, you may call Georgeson LLC, Fairmount Santrol’s proxy solicitor, toll-free at (888) 877-5373.

Jenniffer D. Deckard

President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                 , 2018 and is first being mailed or otherwise delivered to Fairmount Santrol stockholders on or about                  , 2018.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol Holdings Inc.

8834 Mayfield Road

Chesterland, Ohio 44026

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON                , 2018

Dear Stockholder,

You are cordially invited to attend a special meeting (such meeting, including any adjournment or postponement thereof, the “special meeting”) of Fairmount Santrol Holdings Inc., a Delaware corporation (“Fairmount Santrol”), stockholders. The special meeting will be held at Jones Day located at 901 Lakeside Avenue, Cleveland, Ohio 44114 on                , 2018, at 1:30 p.m., Eastern Time, to consider and vote upon the following matters:

(i)	a proposal to adopt the Agreement and Plan of Merger, dated as of December 11, 2017, by and among Fairmount Santrol, SCR-Sibelco NV, a privately-owned Belgian company, Unimin Corporation, a Delaware corporation (“Unimin”), Bison Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Unimin (“Merger Sub”), and Bison Merger Sub I, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Unimin (as it may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub into Fairmount Santrol with Fairmount Santrol continuing as the surviving corporation and a direct wholly owned subsidiary of Unimin (the “Fairmount Santrol Merger proposal”);

(ii)	a non-binding, advisory proposal to approve the compensation that may become payable to Fairmount Santrol’s named executive officers in connection with the closing of the Merger (as defined herein), which compensation is summarized in the table in the section entitled “Advisory Vote on Merger-Related Compensation for Fairmount Santrol’s Named Executive Officers” beginning on page 371 of the accompanying proxy statement/prospectus (the “Fairmount Santrol compensation proposal”); and

(iii)	a proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies, if there are not sufficient votes to approve the Fairmount Santrol Merger proposal (the “Fairmount Santrol adjournment proposal”).

The record date of the special meeting is                , 2018. Only stockholders of record as of the close of business on                , 2018 are entitled to notice of, and to vote at, the special meeting. All stockholders of record as of that date and time are cordially invited to attend the special meeting in person. At the close of business on the record date, Fairmount Santrol had                shares of common stock outstanding and entitled to vote.

Your vote is very important, regardless of the number of shares of Fairmount Santrol common stock that you own. The Merger cannot be completed unless the Fairmount Santrol Merger proposal is approved by the stockholders holding at least a majority of the shares of Fairmount Santrol common stock outstanding as of the close of business on the record date. Whether or not you plan to attend the special meeting, Fairmount Santrol urges you to vote your shares before the special meeting over the Internet or via the toll-free telephone number, as described in the accompanying materials. You may also vote by mail by completing, signing and dating the enclosed proxy card and returning it in the pre-addressed, postage-prepaid envelope accompanying the proxy card. No postage is necessary if mailed in the United States. Voting over the Internet, via the toll-free telephone number or by mailing a proxy card will not limit your right to vote in person or to attend the special meeting. If

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the special meeting in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your bank, brokerage firm or other nominee will not have the authority to vote on any of the proposals on your behalf and your shares of Fairmount Santrol common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “AGAINST” the Fairmount Santrol Merger proposal.

Your proxy is being solicited by the board of directors of Fairmount Santrol (the “Fairmount Board”). After careful consideration, the Fairmount Board has (i) approved the Merger Agreement, (ii) determined that entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Fairmount Santrol and Fairmount Santrol stockholders and authorized and approved the execution, delivery and performance of the Merger Agreement and (iii) directed that the Merger Agreement be submitted for consideration by Fairmount Santrol stockholders.

The Fairmount Board recommends that Fairmount Santrol stockholders vote (1) “FOR” the Fairmount Santrol Merger proposal, (2) “FOR” the Fairmount Santrol compensation proposal and (3) “FOR” the Fairmount Santrol adjournment proposal. In considering the recommendation of the Fairmount Board, you should be aware that certain directors and executive officers of Fairmount Santrol may have interests in the Merger that are different from or in addition to the interests of Fairmount Santrol stockholders generally. See the section entitled “Interests of Fairmount Santrol’s Directors and Executive Officers in the Merger” beginning on page 177 of the accompanying proxy statement/prospectus.

If you personally attend the special meeting, you will be asked to verify that you are a stockholder by presenting an attendance ticket (attached to your proxy card), together with a proper form of identification. Cameras, recording devices and other electronic devices, including telephones or other devices with photographic capability, may not be used during the special meeting and are subject to confiscation. For the safety of attendees, all bags, packages and briefcases are subject to inspection. Your compliance is appreciated.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF FAIRMOUNT SANTROL COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE YOUR SHARES BEFORE THE SPECIAL MEETING OVER THE INTERNET OR VIA THE TOLL-FREE TELEPHONE NUMBER OR BY COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE PRE-ADDRESSED, POSTAGE-PREPAID ENVELOPE ACCOMPANYING THE PROXY CARD. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

By Order of the Board of Directors,

Jenniffer D. Deckard

President and Chief Executive Officer

Chesterland, Ohio

Dated:                , 2018

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Fairmount Santrol from other documents that Fairmount Santrol has filed with the U.S. Securities and Exchange Commission (the “SEC”) and that are incorporated by reference herein. For a listing of documents incorporated by reference herein, please see the section entitled “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference herein, without charge, by written or oral request directed to:

Attention: Secretary

Fairmount Santrol Holdings Inc.

8834 Mayfield Road

Chesterland, Ohio 44026

(800) 255-7263

In order for you to receive timely delivery of the documents in advance of the special meeting of Fairmount Santrol stockholders to be held on                , 2018 (such meeting, including any adjournment or postponement thereof, the “special meeting”), you must request the information no later than 10 business days prior to the date of the special meeting, by                , 2018.

Investors may also consult Fairmount Santrol’s website for more information concerning the Merger described in this proxy statement/prospectus. Fairmount Santrol’s website is fairmountsantrol.com. Information included on the Fairmount Santrol website is not incorporated by reference into this proxy statement/prospectus.

ABOUT THE PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Unimin (File No. 333-                ), constitutes a prospectus of Unimin under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, with respect to the combined company common stock to be issued to Fairmount Santrol stockholders pursuant to the Merger Agreement. The term “combined company” as used in this proxy statement/prospectus refers to Unimin following the closing of the Merger, which will be renamed                . This document also constitutes a proxy statement of Fairmount Santrol under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Additionally, this document constitutes a notice of meeting with respect to the special meeting at which Fairmount Santrol stockholders will be asked to consider and vote upon the Fairmount Santrol Merger proposal and related matters.

Fairmount Santrol has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Fairmount Santrol, and Unimin has supplied all information contained in this proxy statement/prospectus relating to Unimin and Sibelco.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Unimin and Fairmount Santrol have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated                , 2018, and you should not assume that the information contained herein is accurate as of any date other than such date. Further, you should not assume that the information contained in any document incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Fairmount Santrol stockholders nor the issuance by the combined company of shares of combined company common stock pursuant to the Merger Agreement will create any implication to the contrary.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The information in this proxy statement/prospectus is subject to completion. A registration statement relating to the securities described herein has been filed with the SEC. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction, nor shall there be any sale of these securities in any jurisdiction, in which such offer would be unlawful prior to registration under the securities laws of such jurisdiction.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

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Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

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Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Fairmount Santrol, may have regarding the Merger and the other matters being considered at the special meeting, as well as the answers to those questions. Fairmount Santrol urges you to read carefully the section entitled “Summary” beginning on page 16 of this proxy statement/prospectus and the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the other matters being considered at the special meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus.

About the Merger

Q: Why am I receiving this proxy statement/prospectus and proxy card?

A: Fairmount Santrol has agreed to combine with Unimin under the terms of the Merger Agreement, as further described in this proxy statement/prospectus. If the Merger Agreement is approved by Fairmount Santrol stockholders and the other conditions to closing under the Merger Agreement are satisfied or waived, Bison Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Unimin (“Merger Sub”), will be merged with and into Fairmount Santrol, with Fairmount Santrol continuing as the surviving corporation (the “Merger”), followed immediately by the merger of Fairmount Santrol with and into Bison Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Unimin (“Merger Sub LLC”), with Merger Sub LLC continuing as the surviving entity and a direct wholly owned subsidiary of Unimin (the “Second Merger” and, together with the Merger, the “Mergers”).

Fairmount Santrol is holding the special meeting to ask its stockholders to consider and vote upon (i) a proposal to adopt the Merger Agreement (the “Fairmount Santrol Merger proposal”), (ii) a non-binding, advisory proposal to approve the compensation that may become payable to Fairmount Santrol’s named executive officers in connection with the closing of the Merger, which compensation is summarized in the table below in the section entitled “Advisory Vote on Merger-Related Compensation for Fairmount Santrol’s Named Executive Officers” beginning on page 371 of this proxy statement/prospectus (the “Fairmount Santrol compensation proposal”), and (iii) a proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies, if there are not sufficient votes to approve the Fairmount Santrol Merger proposal (the “Fairmount Santrol adjournment proposal”).

This proxy statement/prospectus contains important information about the Merger, the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, the special meeting and the proposals to be voted on at the special meeting. Fairmount Santrol stockholders should read this information carefully and in its entirety. The enclosed voting materials allow stockholders to vote their shares without attending the special meeting in person.

Q: What is the proposed merger on which I am being asked to vote?

A: Fairmount Santrol and Unimin have agreed to the strategic combination of Fairmount Santrol and Unimin under the terms of the Merger Agreement that is described in this proxy statement/prospectus. Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Fairmount Santrol, with Fairmount Santrol continuing as the surviving corporation, followed immediately by the merger of Fairmount Santrol with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity and a direct wholly owned subsidiary of Unimin. As a result of the Merger, each issued and outstanding share of Fairmount Santrol common stock will be converted into the right to receive the Merger Consideration, consisting of the Stock Consideration, the Cash Consideration (each as defined in the Merger Agreement) and cash paid in lieu of fractional shares, if any, without interest.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Upon the closing of the Merger, Unimin will be the parent holding company for the combined group and will be renamed              (referred to herein as the “combined company”). As a result of the Merger, Fairmount Santrol will no longer be a publicly held company. Following the Merger, Fairmount Santrol common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Fairmount Santrol will no longer be required under Sections 13 or 14 of the Exchange Act to file periodic reports and proxy statements and other information with the SEC in respect of Fairmount Santrol common stock. Following the Merger, the combined company will become a publicly traded company with its common stock listed on the NYSE and registered under the Exchange Act. The combined company will be subject to the reporting requirements of Sections 13 and 14 of the Exchange Act and will file periodic reports and proxy statements and other information with the SEC in respect of the combined company common stock.

Q: Why is stockholder approval necessary and who is entitled to vote?

A: This proxy statement/prospectus serves as the proxy statement through which Fairmount Santrol will solicit proxies to obtain the necessary stockholder approval for the Merger. It also serves as the prospectus by which Unimin will issue its common stock as consideration in the Merger. Fairmount Santrol is holding the special meeting in order to obtain the stockholder approval necessary to adopt the Merger Agreement. Fairmount Santrol will be unable to complete the Merger unless, among other things, the Fairmount Santrol stockholders vote in favor of the Fairmount Santrol Merger proposal.

You are receiving this proxy statement/prospectus because you were a holder of record of Fairmount Santrol common stock as of the close of business on                     , 2018, the record date for the special meeting (the “record date”). This proxy statement/prospectus contains important information about the Merger, the Merger Agreement (which is summarized below in the section entitled “The Merger Agreement” and a copy of which is attached as Annex A), the Amended and Restated Certificate of Incorporation of Unimin and the Amended and Restated Bylaws of Unimin (which are summarized below in the sections entitled “Description of Combined Company Capital Stock” and “Comparison of Stockholder Rights Before and After the Merger” and forms of which are attached as Annexes C and D) and the special meeting. You should read this information carefully and in its entirety. The enclosed voting materials also allow you to vote your shares of Fairmount Santrol common stock without attending the special meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What will Fairmount Santrol stockholders receive if the Merger is completed?

A: If the Merger is completed, each share of Fairmount Santrol common stock issued and outstanding immediately prior to the closing of the Merger (other than (1) shares owned by Fairmount Santrol or any wholly owned subsidiary of Fairmount Santrol (or held in the treasury of Fairmount Santrol), (2) shares owned by SCR-Sibelco NV, a privately-owned Belgian company (“Sibelco”) or any of its subsidiaries and (3) shares held by a stockholder who is entitled to appraisal rights and has properly exercised and perfected (and not effectively withdrawn or lost) such stockholder’s demand for appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive:

(a)	a number of shares of combined company common stock equal to the Exchange Ratio (the “Stock Consideration”) (as defined under “The Merger Agreement—Effects of the Merger; Merger Consideration”);

(b)	an amount in cash equal to the result of (x) $170,000,000, divided by (y) the fully diluted Fairmount Santrol share number (as defined under “The Merger Agreement—Effects of the Merger; Merger Consideration”), without interest (which is estimated to result in cash consideration of approximately $0.74 per share of Fairmount Santrol common stock) (the “Cash Consideration”); and

(c)	cash in lieu of fractional shares, if any, without interest.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Stock Consideration, the Cash Consideration and the right to receive cash in lieu of fractional shares, if any, are collectively referred to in this proxy statement/prospectus as the “Merger Consideration.” For more information about the Merger Consideration, see the section entitled “The Merger Agreement—Effects of the Merger; Merger Consideration” beginning on page 194 of this proxy statement/prospectus.

Q: What equity stake will Fairmount Santrol stockholders hold in the combined company immediately following the Merger?

A: Holders of shares of Fairmount Santrol common stock as of immediately prior to the effective time of the Merger (the “effective time”) will hold, in the aggregate, together with holders of certain Fairmount Santrol equity awards, 35% of the issued and outstanding shares of combined company common stock immediately following the closing of the Merger. 65% of the combined company common stock will be owned, directly or indirectly, by Sibelco, which is currently Unimin’s parent company and owns, directly or indirectly, 100% of Unimin common stock. The combined company will be a “controlled company” within the meaning of the rules of the NYSE and intends to rely on exemptions from certain corporate governance requirements available to controlled companies. As a result of their reduced ownership percentage, former Fairmount Santrol stockholders will have less voting power in the combined company than they now have with respect to Fairmount Santrol and will not have the ability to control the outcome of matters voted upon by all of the combined company stockholders.

Q: How will I receive the Merger Consideration to which I am entitled?

A: After receiving the proper documentation from you, following the closing of the Merger, the exchange agent will forward to you the shares of combined company common stock, the Cash Consideration and cash in lieu of fractional shares, if any, to which you are entitled. If you own Fairmount Santrol common stock in book-entry form or through a bank, brokerage firm or other holder of record, you will not need to obtain share certificates to submit for exchange to the exchange agent, nor will you receive certificated shares of the combined company common stock. However, you or your bank, brokerage firm or other nominee will need to follow the instructions provided by the exchange agent in order to properly surrender your Fairmount Santrol common stock. More information on the documentation you are required to deliver to the exchange agent may be found in the section entitled “The Merger Agreement—Exchange of Fairmount Santrol Shares” beginning on page 196 of this proxy statement/prospectus.

Q: Who is the exchange agent for the Merger?

A:             is the exchange agent.

Q: Where will the shares of combined company common stock that I receive in the Merger be publicly traded?

A: Unimin has applied to the NYSE to list its shares of common stock, which will become shares of the combined company common stock, under the trading symbol “            .” The listing of the combined company common stock on the NYSE is one of the closing conditions under the Merger Agreement. See the section entitled “The Merger Agreement—Conditions to Closing of the Merger” beginning on page 213 of this proxy statement/prospectus.

Q: Will my shares of combined company common stock acquired in the Merger receive dividends?

A: The combined company does not currently expect to pay dividends following the closing of the Merger. Any future determination of the combined company to issue dividends will remain subject to consideration and approval by the board of directors of the combined company (the “Combined Company Board”). The Combined Company Board will have sole discretion to determine whether any dividends will be declared, the amount of such dividends and when any dividend will be paid. Any determination to declare and pay dividends will be subject to a number of considerations, including, but not limited to, the combined company’s results of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

operations, the combined company’s liquidity and financing plans, the market price of the combined company common stock and the combined company’s access to capital markets, as well as legal requirements, industry practice and other factors deemed relevant by the Combined Company Board.

After the closing of the Merger, if any dividends are declared or paid by the combined company after the effective time, as a holder of shares of combined company common stock, you will be entitled to receive the same dividends on shares of combined company common stock that all other holders of combined company common stock will receive for any dividend record date that occurs after the Merger is consummated, subject to the following.

If any dividends are declared or paid by the combined company after the effective time, stockholders who held Fairmount Santrol common stock immediately prior to the closing of the Merger will not be entitled to be paid dividends otherwise payable on the shares of combined company common stock into which their shares of Fairmount Santrol common stock are exchangeable until such stockholder completes the appropriate documentation provided by the exchange agent and surrenders his or her Fairmount Santrol share certificates, if applicable, according to the instructions provided to him or her. Any such dividends will be accrued for these stockholders and they will receive the accrued dividends when they surrender their Fairmount Santrol share certificates, if applicable, subject to abandoned property laws. Former Fairmount Santrol stockholders will also receive any dividends with a record date prior to the closing of the Merger that have been declared by Fairmount Santrol with respect to the shares of Fairmount Santrol common stock but that have not been paid on those shares of Fairmount Santrol common stock that they hold.

Q: Who will serve as the directors and senior officers of the combined company?

A: Under the terms of the Merger Agreement, at the effective time, the Combined Company Board will consist initially of 11 directors. Six of the 11 directors will be selected by Unimin (one of whom will be the chairman of the Combined Company Board) and four of the 11 directors will be selected by Fairmount Santrol. The eleventh director will be the Chief Executive Officer of the combined company. At least three of the directors selected by Fairmount Santrol must be independent in accordance with the standards of the NYSE.

Jenniffer D. Deckard, currently the Chief Executive Officer of Fairmount Santrol, will be the Chief Executive Officer of the combined company, and, as such, Ms. Deckard will be a director on the Combined Company Board. The broader executive leadership team of the combined company will include a combination of existing leaders from both Unimin and Fairmount Santrol.

Q: When do you expect the Merger to be completed?

A: Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to Closing of the Merger” beginning on page 213 of this proxy statement/prospectus, including approval of the Fairmount Santrol Merger proposal by Fairmount Santrol stockholders at the special meeting and subject to receipt of applicable regulatory approvals, Fairmount Santrol and Unimin intend to complete the Merger as soon as reasonably practicable. Subject to the foregoing, Fairmount Santrol and Unimin currently expect to consummate the Merger in mid-2018. However, it is possible that factors outside the control of both companies could result in the Merger being completed at a different time or not at all. In addition, there may be a substantial amount of time between the special meeting and the closing of the Merger. For additional information on the regulatory approvals required to complete the Merger, see the section entitled “The Merger Agreement—Regulatory Approvals” beginning on page 208 of this proxy statement/prospectus.

Q: What effects will the Merger have on Fairmount Santrol?

A: Upon the closing of the Merger, Fairmount Santrol will cease to have its common stock traded publicly. Merger Sub will be merged with and into Fairmount Santrol, with Fairmount Santrol continuing as the surviving corporation, followed immediately by the merger of Fairmount Santrol with and into Merger Sub LLC, with

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Merger Sub LLC continuing as the surviving entity and a direct wholly owned subsidiary of the combined company. Following the closing of the Merger, the registration of Fairmount Santrol common stock and the reporting obligations of Fairmount Santrol with respect to its common stock under the Exchange Act will be terminated. In addition, following the closing of the Merger, shares of Fairmount Santrol common stock will no longer be listed on the NYSE or any other stock exchange or quotation system. Although current Fairmount Santrol stockholders will no longer be stockholders of Fairmount Santrol, they will have an indirect interest in Fairmount Santrol (or its successor) through their ownership of combined company common stock, which will be listed on the NYSE.

Q: What are the conditions to the closing of the Merger?

A: In addition to obtaining Fairmount Santrol stockholder approval (as defined herein), the obligations of Fairmount Santrol, Unimin and the other parties to the Merger Agreement to close the Merger are subject to the satisfaction or waiver of a number of other conditions, including, among others:

•	the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having been terminated or having expired;

•	all applicable waiting periods (or extensions thereof) or necessary approvals relating to the Merger under the applicable laws of the jurisdictions or governmental entities specified in the Merger Agreement having expired, been terminated or been received;

•	there being no order, statute, law, ordinance, rule or regulation of any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition in effect, in the United States or in any jurisdiction specified in the Merger Agreement, that prevents, makes illegal or prohibits the closing of the Merger and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements;

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC; and

•	the approval for listing by the NYSE, subject to official notice of issuance, of the shares of Unimin common stock issuable to the holders of Fairmount Santrol common stock in connection with the Merger.

In addition, conditions to the obligations of Sibelco, Unimin, Merger Sub and Merger Sub LLC to close the Merger include, among others:

•	the representations and warranties of Fairmount Santrol contained in the Merger Agreement being true and correct as of the closing date of the Merger (in some cases in all material respects or subject to the absence of a material adverse effect (as defined herein));

•	Fairmount Santrol having performed in all material respects all agreements, covenants and obligations required to be performed by Fairmount Santrol under the Merger Agreement at or prior to the closing date of the Merger; and

•	the consummation of the HPQ Carveout (as defined herein).

In addition, conditions to the obligations of Fairmount Santrol to close the Merger include, among others:

•	the representations and warranties of Unimin, Sibelco, Merger Sub and Merger Sub LLC contained in the Merger Agreement being true and correct as of the closing date of the Merger (in some cases in all material respects or subject to the absence of a material adverse effect);

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	each of Sibelco, Unimin, Merger Sub and Merger Sub LLC having performed in all material respects all agreements, covenants and obligations required to be performed by it under the Merger Agreement at or prior to the closing date of the Merger;

•	the receipt of a tax opinion with respect to matters related to the HPQ Carveout and the receipt of a tax opinion with respect to matters related to the Merger;

•	the consummation of the HPQ Carveout;

•	the Contribution Agreement, the Tax Matters Agreement, the Distribution Agreements and the Agency Agreements (each as described under “Certain Relationships and Related Party Transactions—Relationship with Sibelco”) having been executed by all of the parties thereto and being in full force and effect; and

•	Unimin and Sibelco shall have entered into the Stockholders Agreement (as defined herein).

For additional information on the regulatory approvals and clearances required to complete the Merger, see the section entitled “The Merger—Regulatory Approvals” beginning on page 208 of this proxy statement/prospectus. For additional information on the conditions to closing of the Merger, see the section entitled “The Merger Agreement—Conditions to Closing of the Merger” beginning on page 213 of this proxy statement/prospectus.

Q: What happens if the Merger is not completed?

A: If the Fairmount Santrol Merger proposal is not approved by Fairmount Santrol stockholders or if the Merger is not completed for any other reason, Fairmount Santrol stockholders will not receive any consideration for their shares of Fairmount Santrol common stock. Instead, Fairmount Santrol will remain an independent public company, Fairmount Santrol common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act, and Fairmount Santrol will continue to file periodic reports with the SEC. Under certain circumstances, Fairmount Santrol may be required to pay Unimin a termination fee of $52 million. In other circumstances, Unimin may be required to pay Fairmount Santrol a termination fee of $52 million. See the sections entitled “The Merger Agreement—Termination,” “The Merger Agreement—Effect of Termination” and “The Merger Agreement—Termination Fees” beginning on pages 215, 217 and 217, respectively, of this proxy statement/prospectus.

Q: What will happen to outstanding Fairmount Santrol equity awards in the Merger?

A: The Merger Agreement generally provides for the conversion of Fairmount Santrol Stock Options, Fairmount Santrol RSU awards and Fairmount Santrol PSU awards into corresponding awards for a number of shares of combined company common stock determined by multiplying the number of shares of Fairmount Santrol common stock subject to each Fairmount Santrol equity award by the Exchange Ratio. The exercise price of the Fairmount Santrol Stock Options following the conversion will be determined by dividing the per-share exercise price of the Fairmount Santrol Stock Options by the Exchange Ratio. The converted Fairmount Santrol equity awards will be subject to the same terms and conditions as the original Fairmount Santrol equity awards, subject to certain exceptions. Holders of Fairmount Santrol RSU awards, Fairmount Santrol PSU awards and in-the-money Fairmount Santrol Stock Options will also be entitled to receive a portion of the Cash Consideration. For additional information on the treatment of Fairmount Santrol equity awards, see the section entitled “The Merger Agreement—Treatment of Fairmount Santrol Equity Awards” beginning on page 196 of this proxy statement/prospectus.

Q: Are there any risks related to the Merger or the combined business that I should consider?

A: Yes. There are risks associated with all mergers. These risks are discussed in more detail in the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus and you should also refer to the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 99 of this proxy statement/prospectus. You also should read and carefully consider the risk factors contained in the documents filed by Fairmount Santrol with the SEC that are incorporated by reference into this proxy statement/prospectus.

Q: Are Fairmount Santrol stockholders entitled to appraisal rights?

A: Yes, subject to compliance with the DGCL. Subject to the closing of the Merger, record holders of Fairmount Santrol common stock who do not vote in favor of the Fairmount Santrol Merger proposal and who otherwise properly exercise and perfect their appraisal rights in accordance with Section 262 of the DGCL (“Section 262”) will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Fairmount Santrol common stock, in lieu of receiving the Merger Consideration. The “fair value” could be higher or lower than, or the same as, the Merger Consideration. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Fairmount Santrol Stockholders” beginning on page 365 of this proxy statement/prospectus. Failure to strictly comply with Section 262 may result in a waiver of, or inability to exercise, appraisal rights. The full text of Section 262 is attached as Annex E to this proxy statement/prospectus.

Q: Will Fairmount Santrol still have an annual stockholders’ meeting in 2018?

A: Fairmount Santrol does not expect to hold an annual stockholders’ meeting in 2018 while the Merger is pending, and it currently plans to delay its 2018 annual stockholders’ meeting and only hold an annual meeting in 2018 if the Merger is terminated or if the annual meeting is required by law.

Q: What are the material United States federal income tax consequences of the Mergers to Fairmount Santrol stockholders?

A: Assuming the Mergers, taken together as an integrated transaction, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), a U.S. holder exchanging its shares of Fairmount Santrol common stock for a combination of combined company common stock and cash (including cash received in lieu of fractional shares, if any) pursuant to the Merger Agreement will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the excess of such U.S. holder’s “amount realized” in the transaction (i.e., the fair market value of the shares of combined company common stock at the effective time plus the amount of cash (including cash received in lieu of fractional shares, if any) received by such U.S. holder in exchange for its shares of Fairmount Santrol common stock in the Merger) over such U.S. holder’s tax basis in its surrendered shares of Fairmount Santrol common stock and (ii) the amount of cash (including cash received in lieu of fractional shares, if any) received by such U.S. holder in exchange for its shares of Fairmount Santrol common stock in the Merger. Assuming the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, non-U.S. holders are generally not expected to be subject to U.S. federal income tax in respect of the Mergers, subject to certain exceptions, including those relating to tax imposed under the Foreign Investment in Real Property Tax Act (“FIRPTA”). For a more complete description of the U.S. federal income tax consequences of the Mergers, see the section entitled “Material United States Federal Income Tax Consequences of the Transaction” beginning on page 185 of this proxy statement/prospectus.

About the Special Meeting

Q: When and where is the special meeting?

A: The special meeting will be held on                    , 2018, at 1:30 p.m., Eastern time, at Jones Day located at 901 Lakeside Avenue, Cleveland, Ohio 44114. If you personally attend the special meeting, you will be asked to verify that you are a Fairmount Santrol stockholder by presenting an attendance ticket (attached to your proxy card), together with a proper form of identification. If your shares of Fairmount Santrol common stock are held through a bank, brokerage firm or other nominee, please bring proof of your beneficial ownership of such shares

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

to the special meeting. Acceptable proof could include an account statement showing that you owned shares of Fairmount Santrol common stock on the record date. For additional information about the special meeting, see the section entitled “The Special Meeting” beginning on page 120 of this proxy statement/prospectus.

Q: What is the record date?

A: The record date for determining holders of record for purposes of the special meeting is                , 2018.

Q: Who can vote at the special meeting?

A: All holders of record of shares of Fairmount Santrol common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting. Each holder of shares of Fairmount Santrol common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Fairmount Santrol common stock that such holder owned of record as of the close of business on the record date.

Q: How can I attend the special meeting?

A: All stockholders will need proof of ownership of shares in Fairmount Santrol, and may be asked to present a form of personal photo identification, in order to be admitted to the special meeting. In addition, if your shares are held in the name of your bank, brokerage firm or other nominee and you wish to attend the special meeting, you must bring an account statement or letter from the bank, brokerage firm or other nominee indicating that you were the owner of the shares on the record date.

Q: What am I being asked to vote on at the special meeting?

A: You are being asked to consider and vote upon (i) the Fairmount Santrol Merger proposal, (ii) the Fairmount Santrol compensation proposal and (iii) the Fairmount Santrol adjournment proposal. The approval of the Fairmount Santrol compensation proposal is not a condition to the closing of the Merger and the Merger will be consummated regardless of whether the compensation arrangements are approved. Fairmount Santrol will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof.

Q: Does my vote matter?

A: Yes. Your vote is important. You are encouraged to submit your proxy as promptly as possible. The Merger cannot be completed unless the Fairmount Santrol Merger proposal is approved by the Fairmount Santrol stockholders. If you fail to submit a proxy or vote in person at the special meeting, abstain from voting or do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the Fairmount Santrol Merger proposal. The board of directors of Fairmount Santrol (the “Fairmount Board”) recommends that Fairmount Santrol stockholders vote (1) “FOR” the Fairmount Santrol Merger proposal, (2) “FOR” the Fairmount Santrol compensation proposal and (3) “FOR” the Fairmount Santrol adjournment proposal.

Q: Did the Fairmount Board approve the Merger Agreement?

A: Yes. At a meeting on December 11, 2017, the Fairmount Board (i) approved the Merger Agreement, (ii) determined that entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Fairmount Santrol and Fairmount Santrol stockholders and authorized and approved the execution, delivery and performance of the Merger Agreement and (iii) directed that the Merger Agreement be submitted for consideration by Fairmount Santrol stockholders.

Q: How does the Fairmount Board recommend that I vote at the special meeting?

A: The Fairmount Board recommends that Fairmount Santrol stockholders vote:

•	“FOR” the Fairmount Santrol Merger proposal;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	“FOR” the Fairmount Santrol compensation proposal; and

•	“FOR” the Fairmount Santrol adjournment proposal.

See the sections entitled “The Merger—Fairmount Santrol’s Reasons for the Merger” and “The Merger—Recommendation of the Fairmount Board” beginning on page 148 and page 152, respectively, of this proxy statement/prospectus.

Q: How do I vote?

A: You can vote your shares of Fairmount Santrol common stock in the following ways, depending on whether you are a stockholder of record or a beneficial owner:

Stockholder of Record. If you are a stockholder of record, you may vote your shares of Fairmount Santrol common stock on matters presented at the special meeting in any of the following ways:

•	by telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. Proxies delivered over the Internet or by telephone must be submitted by 11:59 p.m. Eastern time on , 2018. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the pre-addressed, postage-prepaid envelope accompanying the proxy card; or

•	in person—you may attend the special meeting and cast your vote there.

Beneficial Owner. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q: If a stockholder gives a proxy, how are the shares of Fairmount Santrol common stock voted?

A: Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Fairmount Santrol common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Fairmount Santrol common stock should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” the Fairmount Santrol Merger proposal, “FOR” the Fairmount Santrol compensation proposal and “FOR” the Fairmount Santrol adjournment proposal.

Q: Should I send in my share certificates now?

A: No, please do NOT return your share certificate(s) with your proxy. If the Fairmount Santrol Merger proposal is approved by Fairmount Santrol stockholders, the Merger is completed and you hold physical share certificates, you will be sent a letter of transmittal as promptly as reasonably practicable after the closing of the Merger describing how you may exchange your shares of Fairmount Santrol common stock for the per share Merger Consideration. If your shares of Fairmount Santrol common stock are held in “street name” through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or other nominee as to how to effect the surrender of your “street name” shares of Fairmount Santrol common stock in exchange for the per share Merger Consideration.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Q: What is the vote required to approve each proposal at the special meeting?

A: Fairmount Santrol Merger Proposal. Approving the Fairmount Santrol Merger proposal requires the affirmative vote of the stockholders holding a majority of the outstanding shares of Fairmount Santrol common stock, at the close of business on the record date, entitled to vote on the Fairmount Santrol Merger proposal (“Fairmount Santrol stockholder approval”). Accordingly, if a Fairmount Santrol stockholder fails to submit a proxy or vote in person at the special meeting or abstains from voting, this will have the same effect as a vote “AGAINST” the Fairmount Santrol Merger proposal.

Fairmount Santrol Compensation Proposal. In accordance with Section 14A of the Exchange Act, Fairmount Santrol is providing stockholders with the opportunity to approve, by non-binding advisory vote, compensation payments for Fairmount Santrol’s named executive officers in connection with the Merger. Approving the Fairmount Santrol compensation proposal, on a non-binding advisory basis, requires the affirmative vote of a majority of Fairmount Santrol stockholders present, in person or represented by proxy, and entitled to vote at the special meeting. Accordingly, a Fairmount Santrol stockholder who attends the special meeting but does not vote will have the same effect as a vote “AGAINST” the Fairmount Santrol compensation proposal. Similarly, abstentions of Fairmount Santrol stockholders present, in person or represented by proxy, at the special meeting will have the same effect as a vote “AGAINST” the Fairmount Santrol compensation proposal. A Fairmount Santrol stockholder’s failure to submit a proxy card will have no effect on the Fairmount Santrol compensation proposal.

Fairmount Santrol Adjournment Proposal. Approving the Fairmount Santrol adjournment proposal requires the affirmative vote of a majority of Fairmount Santrol stockholders present, in person or represented by proxy, and entitled to vote at the special meeting. Accordingly, a Fairmount Santrol stockholder who attends the special meeting but does not vote will have the same effect as a vote “AGAINST” the Fairmount Santrol adjournment proposal. Similarly, abstentions of Fairmount Santrol stockholders present, in person or represented by proxy, at the special meeting will have the same effect as a vote “AGAINST” the Fairmount Santrol adjournment proposal.

See the section entitled “The Special Meeting—Record Date and Quorum” beginning on page 120 of this proxy statement/prospectus.

Q: How many votes do I have?

A: You are entitled to cast one vote for each share of Fairmount Santrol common stock that you owned as of the close of business on the record date. As of the close of business on the record date, there were            shares of Fairmount Santrol common stock issued and outstanding entitled to vote at the special meeting.

Q: Do the Fairmount Santrol stockholders have to vote on the Fairmount Santrol Merger proposal at the special meeting if the Fairmount Board has changed its recommendation with respect to the Fairmount Santrol Merger proposal?

A: Yes. Unless the Merger Agreement is terminated before the special meeting, Fairmount Santrol will notify the Fairmount Santrol stockholders before the special meeting if the Fairmount Board has changed its recommendation with respect to the adoption of the Merger Agreement, and the Fairmount Santrol stockholders will be asked to vote on the Fairmount Santrol Merger proposal even if the Fairmount Board has so changed its recommendation.

Q: What will happen if I am present at the special meeting, in person or by proxy, and I fail to vote or I abstain from voting?

A: Fairmount Santrol Merger Proposal. If you fail to submit a proxy or vote in person at the special meeting, abstain from voting or do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the Fairmount Santrol Merger proposal.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol Compensation Proposal. If you are a Fairmount Santrol stockholder present at the special meeting, in person or represented by proxy, and fail to vote or abstain, it will have the same effect as a vote “AGAINST” the Fairmount Santrol compensation proposal.

Fairmount Santrol Adjournment Proposal. If you are a Fairmount Santrol stockholder present at the special meeting, in person or represented by proxy, and fail to vote or abstain, it will have the same effect as a vote “AGAINST” the Fairmount Santrol adjournment proposal.

Q: What constitutes a quorum for the special meeting?

A: The presence at the special meeting, in person or represented by proxy, of holders of a majority of the shares of Fairmount Santrol common stock outstanding as of the close of business on the record date entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions will be counted in determining whether a quorum exists. If your shares are held in “street name” by your bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee how to vote your shares, your bank, brokerage firm or other nominee will not have authority to vote on your behalf with respect to any of the proposals, and your shares will not be counted for purposes of determining whether a quorum exists. A quorum is necessary to transact business at the special meeting. Once a share of Fairmount Santrol common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting. However, if a new record date is set for the adjourned special meeting, then a new quorum will be determined.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: If your shares of Fairmount Santrol common stock are registered directly in your name with the transfer agent of Fairmount Santrol, American Stock Transfer & Trust Company, LLC, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to Fairmount Santrol or to a third party to vote at the special meeting.

If your shares of Fairmount Santrol common stock are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares of Fairmount Santrol common stock. You should follow the instructions provided by them to vote your shares of Fairmount Santrol common stock. You are invited to attend the special meeting; however, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares of Fairmount Santrol common stock, giving you the right to vote the shares of Fairmount Santrol common stock at the special meeting.

Q: If my shares of Fairmount Santrol common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A: Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Fairmount Santrol common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Fairmount Santrol common stock. In accordance with the rules of the NYSE, banks, brokerage firms and other nominees who hold shares of Fairmount Santrol common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners.

However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the Fairmount Santrol Merger proposal, the Fairmount Santrol compensation proposal and the Fairmount Santrol adjournment proposal.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

As a result, absent specific instructions from you, banks, brokerage firms or other nominees are not empowered to vote your shares of Fairmount Santrol common stock at the special meeting. The effect of not instructing your bank, brokerage firm or other nominee how you wish your shares to be voted will be the same as a vote “AGAINST” the Fairmount Santrol Merger proposal, and assuming you are not present at the special meeting, in person or by proxy, will not have an effect on the Fairmount Santrol compensation proposal and the Fairmount Santrol adjournment proposal.

Please note that you may not vote shares of Fairmount Santrol common stock held in street name by returning a proxy card directly to Fairmount Santrol or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank, brokerage firm, trust company or other nominee.

Q: What is a “broker non-vote”?

A: Under NYSE rules, banks, brokerage firms and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares held of record by banks, brokerage firms or other nominees but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. “Non-routine” matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. A “broker non-vote” occurs on an item when (i) a broker, nominee or intermediary has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, nominee or intermediary with such instructions. Because none of the proposals to be voted on at the special meeting are “routine matters” for which your bank, brokerage firm or other nominee may have discretionary authority to vote, if you do not instruct your bank, brokerage firm or other nominee how to vote your shares, your bank, brokerage firm or other nominee will not have authority to vote on your behalf with respect to any of the proposals. Unless you attend the special meeting in person with a properly executed legal proxy from your bank, brokerage firm or other nominee, your failure to provide instructions to your bank, brokerage firm or other nominee will result in your shares of Fairmount Santrol common stock not being present and entitled to vote at the special meeting and not being voted on any of the proposals and your shares will not be counted for purposes of determining whether a quorum exists. Consequently, there cannot be any broker non-votes at the special meeting.

Q: How can I change or revoke my vote?

A: You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by attending the special meeting and voting in person or by giving written notice of revocation to Fairmount Santrol prior to the time the special meeting begins. Written notice of revocation should be mailed to: Fairmount Santrol Holdings Inc., Attention: Secretary, 8834 Mayfield Road, Chesterland, Ohio 44026. Your attendance at the special meeting in and of itself will not revoke any proxy. For a full description of the mechanics of proxy submittals and revocations, see the section entitled “The Special Meeting—Voting Rights; Proxies; Revocation” beginning on page 121 of this proxy statement/prospectus.

Q: Are any Fairmount Santrol stockholders already committed to vote in favor of any of the special meeting proposals?

A: Yes. Concurrently with the entry into the Merger Agreement, Unimin and Merger Sub entered into a Voting and Support Agreement, dated December 11, 2017 (the “Voting and Support Agreement”), with ASP FML Holdings, LLC and Charles D. Fowler (collectively, the “Supporting Stockholders”). Under the Voting and Support Agreement, the Supporting Stockholders have agreed to vote all of their shares of Fairmount Santrol

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

common stock (including all shares owned as of December 11, 2017 and any additional shares either Supporting Stockholder acquires before the special meeting) in favor of the Fairmount Santrol Merger proposal and have granted to Unimin a proxy to vote their shares in favor of the Fairmount Santrol Merger proposal. As of January 8, 2018, the Supporting Stockholders, collectively, beneficially owned (with sole or shared voting power) 59,304,771 shares, or approximately 26%, of the Fairmount Santrol common stock then outstanding. For more information, see “Voting and Support Agreement” beginning on page 221 of this proxy statement/prospectus.

Q: What should I do if I receive more than one set of voting materials?

A: If you hold shares of Fairmount Santrol common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Fairmount Santrol common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Fairmount Santrol common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you hold your shares in “street name” through more than one bank, brokerage firm or other nominee, you should follow the procedures provided by each of your banks, brokerage firms or other nominees in respect of each set of voting materials to vote the portion of your shares of Fairmount Santrol common stock held through such bank, brokerage firm or other nominee.

Q: What happens if I sell my shares of Fairmount Santrol common stock before the special meeting?

A: The record date is earlier than both the date of the special meeting and the date on which the Merger will be completed. If you transfer your shares of Fairmount Santrol common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting but will transfer the right to receive the per share Merger Consideration to the person to whom you transfer your shares. In order to receive the per share Merger Consideration, you must hold your shares at the time of the closing of the Merger.

Q: What happens if I sell or otherwise transfer my shares of Fairmount Santrol common stock after the special meeting but before the closing of the Merger?

A: If the Fairmount Santrol Merger proposal is approved by Fairmount Santrol stockholders at the special meeting and you sell or otherwise transfer your shares of Fairmount Santrol common stock after the special meeting but before the closing of the Merger, you will have transferred the right to receive the per share Merger Consideration to the person to whom you transfer your shares. In order to receive the per share Merger Consideration upon the closing of the Merger, you must hold your shares of Fairmount Santrol common stock at the time of the closing of the Merger.

Q: Who will solicit and pay the cost of soliciting proxies?

A: Fairmount Santrol is making this solicitation and will bear the expense of printing and mailing proxy materials to its stockholders. Fairmount Santrol will ask banks, brokers and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners of shares of Fairmount Santrol common stock and to secure their voting instructions, if necessary, and Fairmount Santrol will reimburse them for their reasonable expenses in so doing. Fairmount Santrol’s directors, officers and employees may also solicit proxies personally or by telephone, but they will not be specifically compensated for soliciting proxies. Fairmount Santrol has retained Georgeson LLC, for a fee of up to $12,000 plus expenses, to aid in the solicitation of proxies by similar methods.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Q: Where can I find the voting results of the special meeting?

A: The preliminary voting results are expected to be announced at the special meeting. In addition, within four business days following certification of the final voting results, Fairmount Santrol intends to furnish on Form 8-K the final voting results of the special meeting with the SEC.

Q: What will happen if the Fairmount Santrol Merger proposal to be considered at the special meeting is not approved?

A: As a condition to the closing of the Merger, Fairmount Santrol stockholders must approve the Fairmount Santrol Merger proposal. Closing of the Merger is not conditioned or dependent on approval of any of the other proposals to be considered at the special meeting. See “The Merger Agreement—Conditions to Closing of the Merger” beginning on page 213 of this proxy statement/prospectus.

Q: Why am I being asked to consider and vote on the proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for named executive officers of Fairmount Santrol in connection with the Merger?

A: Under SEC rules, Fairmount Santrol is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the Merger.

Q: What will happen if Fairmount Santrol stockholders do not approve this Merger-related executive compensation?

A: The vote on the Fairmount Santrol compensation proposal is a vote separate and apart from the vote on the Fairmount Santrol Merger proposal. Accordingly, Fairmount Santrol stockholders may vote in favor of the Fairmount Santrol Merger proposal and not in favor of the Fairmount Santrol compensation proposal, or vice versa. Fairmount Santrol stockholder approval of the compensation that may become payable to Fairmount Santrol’s named executive officers in connection with the closing of the Merger is not a condition to the closing of the Merger. The vote is an advisory vote and will not be binding on Fairmount Santrol or the combined company. If the Merger is completed, the Merger-related compensation may be paid to Fairmount Santrol’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Fairmount Santrol stockholders do not approve, by non-binding, advisory vote, the Merger-related executive compensation.

Q: Do any of Fairmount Santrol’s directors or executive officers have interests in the Merger that differ from or are in addition to my interests as a stockholder of Fairmount Santrol common stock?

A: In considering the recommendation of the Fairmount Board with respect to the Fairmount Santrol Merger proposal and the other matters described in this proxy statement/prospectus, you should be aware that certain directors and executive officers of Fairmount Santrol may have interests in the Merger that are different from, or in addition to, the interests of Fairmount Santrol stockholders generally. The Fairmount Board was aware of and has considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and approving the Merger, and in recommending that the Merger Agreement be adopted by Fairmount Santrol stockholders. See the sections entitled “Interests of Fairmount Santrol’s Directors and Executive Officers in the Merger” beginning on page 177 of this proxy statement/prospectus and “Advisory Vote on Merger-Related Compensation for Fairmount Santrol’s Named Executive Officers” beginning on page 371 of this proxy statement/prospectus.

Q: What do I need to do now?

A: Even if you plan to attend the special meeting in person, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

represented at the special meeting. If you hold your shares of Fairmount Santrol common stock in your own name as the stockholder of record, you may submit a proxy to have your shares of Fairmount Santrol common stock voted at the special meeting in one of three ways:

•	by telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. Proxies delivered over the Internet or by telephone must be submitted by 11:59 p.m. Eastern time on , 2018. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the pre-addressed, postage-prepaid envelope accompanying the proxy card; or

•	in person—you may attend the special meeting and cast your vote there.

If you decide to attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q: Who can help answer my questions?

A: Fairmount Santrol stockholders who have questions about the Merger Agreement, the Merger or the other matters to be voted on at the special meeting, who need assistance submitting their proxy or voting their shares or who desire additional copies of this proxy statement/prospectus or additional proxy cards should contact Fairmount Santrol’s proxy solicitor as follows:

Name: Georgeson LLC

Toll Free: (888) 877-5373

Email:

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus. Unimin and Fairmount Santrol urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, the documents incorporated by reference herein and the other documents to which Unimin and Fairmount Santrol have referred you because this section does not provide all the information that might be important to you with respect to the Merger and the related matters being considered at the special meeting. See also the section entitled “Where You Can Find Additional Information” on page 376. Unimin and Fairmount Santrol have included page references to direct you to a more complete description of the topics presented in this summary.

Information About the Companies (Page 118)

Unimin

258 Elm St.

New Canaan, Connecticut 06840

(203) 966-8880

Unimin Corporation is an application-focused minerals company providing materials solutions to its customers drawing from a diversified product portfolio and the worldwide production capabilities of its parent, Sibelco. Unimin is one of the leading producers of sand-based proppants for oil and natural gas stimulation and recovery and is a leading supplier of multi-mineral product offerings to industrial customers in the glass, ceramics, construction, coatings, polymers, foundry and various other industries. Unimin operates a portfolio of well-invested and long life assets with 38 sand, mineral and coating processing facilities in the United States, Canada and Mexico that serve a variety of energy and industrial customers. Unimin has a broad portfolio of minerals, including silica sand, micro crystalline silica, feldspar, nepheline syenite, lime, clays (including kaolin) and calcium carbonate, allowing Unimin to offer a multi-mineral product mix to its industrial customers. Unimin has built long-standing relationships with its key customers, has a broad customer base and operates an extensive logistics and distribution network with access to five Class 1 railroads, a large number of in-basin oil and gas operating terminals and strong unit train capabilities.

There is currently no public trading market for Unimin common stock. Unimin has applied to list its common stock on the NYSE under the symbol “            ” in connection with the Merger. Upon the closing of the Merger, Unimin expects to change its name to                . Unimin is currently headquartered in New Canaan, Connecticut. Unimin is a wholly owned subsidiary of its parent company, Sibelco, a privately-owned Belgian company. In turn, Unimin is the parent of Merger Sub and Merger Sub LLC, which are direct and wholly owned subsidiaries of Unimin newly formed in Delaware for the sole purpose of completing the Merger. See “—Merger Sub” and “—Merger Sub LLC.” For additional information about Unimin, see the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unimin” beginning on pages 249 and 296, respectively, of this proxy statement/prospectus.

Sibelco

Plantin en Moretuslei 1A

B-2018 Antwerp

Belgium

SCR-Sibelco NV is a privately-owned Belgian company that manufactures and distributes an extensive multi-mineral portfolio consisting of silica, clay, lime and other industrial, non-metallic (specialty) minerals. Sibelco is a global leader in material solutions, transforming raw materials with technology and know-how to

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

offer solutions with and beyond minerals. Sibelco supports the progress of modern life and its industrial minerals are supplied to a diverse range of applications including glass, ceramics, construction & engineering, paint, coatings, polymers, metals and castings, oil & gas and agriculture. Sibelco has a strong presence around the world, operating in over 200 production sites in more than 40 countries with a team of approximately 10,000 people. Sibelco’s commitment to sustainable development and operational excellence is entrenched in its culture. “Material Solutions Advancing Life” provides the long-term vision for this leading industrial minerals company.

Merger Sub

258 Elm St.

New Canaan, Connecticut 06840

(203) 966-8880

Bison Merger Sub, Inc. is a Delaware corporation and a direct wholly owned subsidiary of Unimin. Merger Sub was formed solely in contemplation of the Merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, except as described in this proxy statement/prospectus, nor any outstanding commitments other than as set forth in the Merger Agreement and the Voting and Support Agreement. Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the Merger Agreement and the Voting and Support Agreement.

Merger Sub LLC

258 Elm St.

New Canaan, Connecticut 06840

(203) 966-8880

Bison Merger Sub I, LLC is a Delaware limited liability company and a direct wholly owned subsidiary of Unimin. Merger Sub LLC was formed solely in contemplation of the Second Merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, except as described in this proxy statement/prospectus, nor any outstanding commitments other than as set forth in the Merger Agreement. Merger Sub LLC has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the Merger Agreement.

Fairmount Santrol

8834 Mayfield Road

Chesterland, Ohio 44026

(800) 255-7263

Fairmount Santrol is a leading provider of high-performance sand and sand-based product solutions used by oil and gas exploration and production companies to enhance the productivity of their wells. Fairmount Santrol also provides high-quality products, strong technical leadership and applications knowledge to end users in the foundry, building products, water filtration, glass and sports and recreation industries. Its expansive logistics capabilities include a wide ranging network of distribution terminals and railcars that allows it to effectively serve customers wherever they operate. As one of the nation’s longest continuously operating mining organizations, Fairmount Santrol has developed a strong commitment to all three pillars of sustainable development: People, Planet and Prosperity. Correspondingly, Fairmount Santrol’s motto and action orientation is “Do Good. Do Well.” Fairmount Santrol common stock is listed on the NYSE under the symbol “FMSA.”

Additional information about Fairmount Santrol and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Merger and the Merger Agreement (Page 124)

Fairmount Santrol and Unimin have agreed to the strategic combination of Fairmount Santrol and Unimin under the terms of the Merger Agreement that is described in this proxy statement/prospectus. Subject to the terms and conditions of the Merger Agreement, Merger Sub, a Delaware corporation and a direct wholly owned subsidiary of Unimin, will be merged with and into Fairmount Santrol, with Fairmount Santrol surviving as a direct wholly owned subsidiary of Unimin. Immediately following the effective time, Sibelco will own, directly or indirectly, 65% of the shares of combined company common stock and former Fairmount Santrol stockholders, including holders of certain equity awards, will own the remaining 35% of the outstanding shares. In addition, each unexpired and unexercised Fairmount Santrol Stock Option, Fairmount Santrol RSU and Fairmount Santrol PSU will automatically convert into stock options and RSUs with respect to combined company common stock, on the same terms and conditions under the applicable plans and award agreements in effect immediately prior to the effective time after giving effect to the Exchange Ratio and appropriate adjustments to reflect the closing of the Merger. Immediately following the Merger, Fairmount Santrol (as the surviving corporation in the Merger) will be merged with and into Merger Sub LLC, after which Fairmount Santrol will cease to exist as a separate corporate entity. Merger Sub LLC will continue as the surviving entity in the Second Merger and a direct wholly owned subsidiary of the combined company.

Upon the closing of the Merger, Unimin will be the parent holding company for the combined group and will be renamed                . Following the Merger, the combined company will become a publicly traded company with its common stock listed on the NYSE and registered under the Exchange Act. The combined company will be subject to the reporting requirements of Sections 13 and 14 of the Exchange Act and will file periodic reports and proxy statements and other information with the SEC in respect of the combined company common stock. As a result of the Merger, Fairmount Santrol will no longer be a publicly held company. The Fairmount Board recommends that Fairmount Santrol stockholders vote (1) “FOR” the Fairmount Santrol Merger proposal, (2) “FOR” the Fairmount Santrol compensation proposal and (3) “FOR” the Fairmount Santrol adjournment proposal.

Fairmount Santrol and Unimin encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Merger. For more information on the Merger Agreement, see the section entitled “The Merger Agreement” beginning on page 193 of this proxy statement/prospectus.

Merger Consideration (Page 194)

As of the effective time, each share of Fairmount Santrol common stock issued and outstanding immediately prior to the closing of the Merger (other than (1) shares owned by Fairmount Santrol or any wholly owned subsidiary of Fairmount Santrol (or held in the treasury of Fairmount Santrol), (2) shares owned by Sibelco or any of its subsidiaries and (3) shares held by a stockholder who is entitled to appraisal rights and has properly exercised and perfected (and not effectively withdrawn or lost) such stockholder’s demand for appraisal rights under the DGCL) will be converted into the right to receive:

(a)	the Stock Consideration;

(b)	the Cash Consideration; and

(c)	cash in lieu of fractional shares, if any, without interest.

The Stock Consideration, the Cash Consideration and the right to receive cash in lieu of fractional shares, if any, are collectively referred to in this proxy statement/prospectus as the Merger Consideration.

The Merger Agreement does not contain any provision that would adjust the Merger Consideration based on the fluctuations in the market value of the Fairmount Santrol common stock. Because of this, the implied value of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

consideration to the Fairmount Santrol stockholders may fluctuate between now and the closing of the Merger. However, the Merger Agreement provides that the Merger Consideration to be received by the Fairmount Santrol stockholders will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, share consolidation, share subdivision, share bonus issue or stock dividend (including any dividend or distribution of securities convertible into Fairmount Santrol common stock or Unimin common stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Fairmount Santrol common stock or Unimin common stock issued and outstanding after December 11, 2017 and prior to the effective time.

For a full description of the Merger Consideration, see the section entitled “The Merger Agreement—Effects of the Merger; Merger Consideration” beginning on page 194 of this proxy statement/prospectus.

Recommendation of the Fairmount Board (Page 152)

After careful consideration, on December 11, 2017, the Fairmount Board (i) approved the Merger Agreement, (ii) determined that entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Fairmount Santrol and Fairmount Santrol stockholders and authorized and approved the execution, delivery and performance of the Merger Agreement and (iii) directed that the Merger Agreement be submitted for consideration by Fairmount Santrol stockholders. For factors considered by the Fairmount Board in reaching its decision to approve the Merger Agreement, see the sections entitled “The Merger—Fairmount Santrol’s Reasons for the Merger” beginning on page 148 and “The Merger—Recommendation of the Fairmount Board” beginning on page 152.

The Fairmount Board recommends that Fairmount Santrol stockholders vote (1) “FOR” the Fairmount Santrol Merger proposal, (2) “FOR” the Fairmount Santrol compensation proposal and (3) “FOR” the Fairmount Santrol adjournment proposal.

Opinion of Fairmount Santrol’s Financial Advisor (Page 156)

Fairmount Santrol retained Wells Fargo Securities, LLC (“Wells Fargo Securities”) as the financial advisor to the Fairmount Board in connection with the Merger. At the meeting of the Fairmount Board on December 11, 2017, Wells Fargo Securities rendered its oral opinion to the Fairmount Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing the opinion, the Merger Consideration to be received by Fairmount Santrol stockholders, other than the Excluded Shares, in the Merger was fair, from a financial point of view, to such stockholders. Wells Fargo Securities confirmed this oral opinion by delivering its written opinion to the Fairmount Board, dated December 11, 2017. For purposes of Wells Fargo Securities’ opinion, the term “Excluded Shares” means any shares of Fairmount Santrol common stock held in treasury or owned by Fairmount Santrol and its wholly owned subsidiaries and Unimin and its subsidiaries and other Dissenting Shares.

The full text of the written opinion of Wells Fargo Securities dated December 11, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Fairmount Santrol’s stockholders are urged to read the opinion in its entirety. Wells Fargo Securities’ written opinion was addressed to the Fairmount Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Merger, was directed only to the Merger Consideration to be received by Fairmount Santrol stockholders in the Merger and did not address any other aspect of the Merger. The opinion does not constitute a

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

recommendation to any Fairmount Santrol stockholder as to how such stockholder should vote with respect to the Fairmount Santrol Merger proposal or any other matter. For a description of the opinion that the Fairmount Board received from Wells Fargo Securities, see “Opinion of Fairmount Santrol’s Financial Advisor” beginning on page 156 of this proxy statement/prospectus.

Interests of Fairmount Santrol’s Directors and Executive Officers in the Merger (Page 177)

Certain of the directors and executive officers of Fairmount Santrol may have interests in the Merger that are different from or in addition to those of Fairmount Santrol stockholders generally. These interests include the treatment in the Merger of Fairmount Santrol equity compensation awards, severance arrangements for the benefit of certain Fairmount Santrol executive officers, the expectation that some of the directors and executive officers of Fairmount Santrol will serve as directors and executive officers of the combined company or its subsidiaries following the closing of the Merger, the indemnification of current and former Fairmount Santrol directors and officers by the combined company and the potential for additional bonuses.

The Fairmount Board was aware of and considered these interests when it approved the Merger Agreement, determined that entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Fairmount Santrol and Fairmount Santrol stockholders and authorized and approved the execution, delivery and performance of the Merger Agreement and directed that the Merger Agreement be submitted for consideration by Fairmount Santrol stockholders. For a full description of the ownership of Fairmount Santrol common stock by its directors and executive officers and the financial interests of Fairmount Santrol executive officers and directors in the Merger, see the sections entitled “Interests of Fairmount Santrol’s Directors and Executive Officers in the Merger” and “Advisory Vote on Merger-Related Compensation for Fairmount Santrol’s Named Executive Officers” beginning on page 177 and page 374, respectively, of this proxy statement/prospectus.

Voting and Support Agreement (Page 221)

The Voting and Support Agreement obligates the Supporting Stockholders to vote all of their shares of Fairmount Santrol common stock “FOR” the Fairmount Santrol Merger proposal. As of January 8, 2018, approximately 26% of the outstanding shares of Fairmount Santrol common stock were beneficially owned by the Supporting Stockholders.

The Supporting Stockholders also agreed to vote their shares of Fairmount Santrol common stock against (1) any Company Alternative Transaction (as defined under “The Merger Agreement—No Solicitation by Fairmount Santrol”), (2) any action that would reasonably be expected to result in a breach of or failure to perform any representation, warranty, covenant or agreement of Fairmount Santrol under the Merger Agreement or of such Supporting Stockholder under the Voting and Support Agreement, (3) any action that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the closing of the Mergers or the other transactions contemplated by the Merger Agreement and the Ancillary Agreements (in contravention of the terms and conditions of the Merger Agreement), (4) any merger agreement or merger (other than the Merger Agreement and the Mergers), consolidation, combination, material business transaction, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of Fairmount Santrol or its subsidiaries and (5) any amendment of Fairmount Santrol’s organizational documents that would reasonably be expected to impair the ability of Fairmount Santrol, Unimin or Merger Sub to complete the Mergers, or that would or would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the closing of the Mergers.

Treatment of Fairmount Santrol Equity Awards (Page 196)

Fairmount Santrol Stock Options. As of the effective time, and subject to the terms of the Merger Agreement, each Fairmount Santrol Stock Option outstanding immediately prior to the effective time, whether

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

vested or unvested, will be converted, by virtue of the Merger and without any action on the part of the holder of that Fairmount Santrol Stock Option, into a stock option exercisable for that number of shares of combined company common stock equal to the product of (A) the aggregate number of shares of Fairmount Santrol common stock for which such stock option was exercisable multiplied by (B) the Exchange Ratio (as defined under “The Merger Agreement—Effects of the Merger; Merger Consideration”), rounded down to the nearest whole share. The exercise price per share of such converted stock option will be equal to (x) the exercise price per share of such Fairmount Santrol Stock Option immediately prior to the effective time divided by (y) the Exchange Ratio, rounded up to the nearest cent. Each such converted stock option will have, and be subject to, subject to certain exceptions, the same terms and conditions (including any continuing vesting requirements) set forth in the applicable Fairmount Santrol equity plan and the stock option agreement pursuant to which such stock option was granted, as in effect immediately prior to the effective time. Holders of in-the-money Fairmount Santrol Stock Options will also receive a portion of the Cash Consideration based on the number of stock options held and the exercise price of those stock options.

Fairmount Santrol RSUs. Each Fairmount Santrol RSU award, whether vested or unvested, that is outstanding immediately prior to the effective time will, as of the effective time, and subject to the terms of the Merger Agreement, automatically and without any action on the part of the holder thereof, be converted into a combined company RSU award with respect to the aggregate number of shares of combined company common stock equal to the product of (A) the number of shares of Fairmount Santrol common stock subject to such Fairmount Santrol RSU award immediately prior to the effective time and (B) the Exchange Ratio, rounded up or down to the nearest whole unit. Each converted Fairmount Santrol RSU award will have, and be subject to, subject to certain exceptions, the same terms and conditions (including any continuing vesting requirements) set forth under the applicable Fairmount Santrol equity plan and award agreement in effect immediately prior to the effective time. Holders of Fairmount Santrol RSU awards will also receive a portion of the Cash Consideration based on the number of Fairmount Santrol RSUs held.

Fairmount Santrol PSUs. Each Fairmount Santrol PSU award, whether vested or unvested, that is outstanding immediately prior to the effective time will, as of the effective time, automatically and without any action on the part of the holder thereof, be converted into a combined company PSU award with respect to the aggregate number of shares of combined company common stock equal to the product of (A) (x) for 2016 Fairmount Santrol PSU awards, the number of shares of Fairmount Santrol common stock subject to such 2016 Fairmount Santrol PSU award assuming achievement of 100% of target performance and (y) for 2017 Fairmount Santrol PSU awards, the number of shares of Fairmount Santrol common stock subject to such 2017 Fairmount Santrol PSU awards assuming achievement of 133% of target performance and (B) the Exchange Ratio, rounded up or down to the nearest whole unit. Each converted PSU award will have, and be subject to, subject to certain exceptions, the same terms and conditions as set forth under the applicable Fairmount Santrol equity plan and award agreement in effect immediately prior to the effective time, except that the converted PSU will be subject to forfeiture based only on continued service. Holders of Fairmount Santrol PSU awards will also receive a portion of the Cash Consideration based on the number of Fairmount Santrol PSUs held, assuming achievement of 100% of target performance for 2016 Fairmount Santrol PSU awards and 133% of target performance for 2017 Fairmount Santrol PSU awards.

For a full description of the treatment of Fairmount Santrol equity-based awards, see the section entitled “The Merger Agreement—Treatment of Fairmount Santrol Equity Awards” beginning on page 196 of this proxy statement/prospectus.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Board of Directors of the Combined Company Following the Merger (Page 226)

Following the Merger, the Combined Company Board will be comprised of 11 directors. Pursuant to the terms of the Merger Agreement, Fairmount Santrol and Unimin will cooperate and take all actions as are necessary to cause, effective as of the effective time, the Combined Company Board to be comprised of:

•	six directors selected by Unimin, who initially will be , , , , and , one of whom will be the chairman of the Combined Company Board (collectively with any successors, the “Unimin-nominated directors”);

•	four directors selected by Fairmount Santrol, who initially will be , , and (collectively with any successors, the “Fairmount-nominated directors”); and

•	the Chief Executive Officer of the combined company as of the effective time, who will be Jenniffer D. Deckard.

At least three of the Fairmount-nominated directors must qualify as “independent” as defined under NYSE rules (each Fairmount-nominated director that so qualifies, a “Fairmount-nominated independent director”). If, prior to the effective time, any individual designated to serve on the Combined Company Board after the effective time is unable or unwilling to so serve, Unimin or Fairmount Santrol, as applicable, will designate another individual to serve in such individual’s capacity.

Closing of the Merger (Page 194)

Fairmount Santrol and Unimin currently expect to consummate the Merger in mid-2018, subject to obtaining Fairmount Santrol stockholder approval and regulatory approvals and the satisfaction or waiver of the other closing conditions. However, it is possible that factors outside the control of Fairmount Santrol or Unimin could result in the Merger being completed at a later time or not at all.

Conditions to Closing of the Merger (Page 213)

Conditions to Each Party’s Obligation to Effect the Merger

The obligations of each of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver by written consent of both Fairmount Santrol and Unimin, in whole or in part, on or prior to the closing date of the Merger of the following conditions, among others:

•	obtaining Fairmount Santrol stockholder approval;

•	the waiting period (and any extension thereof) applicable to the Merger under the HSR Act having been terminated or having expired;

•	all applicable waiting periods (or extensions thereof) or necessary approvals relating to the Merger under the applicable laws of the jurisdictions or governmental entities specified in the Merger Agreement having expired, been terminated or been received;

•	there being no order, statute, law, ordinance, rule or regulation of any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition in effect, in the United States or in any jurisdiction specified in the Merger Agreement, that prevents, makes illegal or prohibits the closing of the Merger and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements;

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC; and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the approval for listing by the NYSE, subject to official notice of issuance, of the shares of Unimin common stock issuable to the holders of Fairmount Santrol common stock in connection with the Merger.

Conditions to Obligations of Sibelco, Unimin, Merger Sub and Merger Sub LLC

The obligations of Sibelco, Unimin, Merger Sub and Merger Sub LLC to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver by written consent of Unimin, in whole or in part, of the following conditions, among others:

•	the representations and warranties of Fairmount Santrol in the Merger Agreement being true and correct as of the closing date of the Merger (in some cases, in all material respects or subject to the absence of a material adverse effect);

•	Fairmount Santrol having performed in all material respects all agreements, covenants and obligations required to be performed by Fairmount Santrol under the Merger Agreement at or prior to the closing date of the Merger; and

•	the consummation of the HPQ Carveout (as defined below under “—The HPQ Carveout”).

Conditions to Obligation of Fairmount Santrol

The obligation of Fairmount Santrol to effect the Merger is subject to the satisfaction or waiver by written consent of Fairmount Santrol, in whole or in part, to the extent permitted by applicable law, of the following conditions, among others:

•	the representations and warranties of Unimin, Sibelco, Merger Sub and Merger Sub LLC in the Merger Agreement being true and correct as of the closing date of the Merger (in some cases, in all material respects or subject to the absence of a material adverse effect);

•	each of Sibelco, Unimin, Merger Sub and Merger Sub LLC having performed in all material respects all agreements, covenants and obligations required to be performed by it under the Merger Agreement at or prior to the closing date of the Merger;

•	the receipt of a tax opinion with respect to matters related to the HPQ Carveout and the receipt of a tax opinion with respect to matters related to the Merger;

•	the consummation of the HPQ Carveout;

•	the Contribution Agreement, the Tax Matters Agreement, the Distribution Agreements and the Agency Agreements having been executed by all of the parties thereto and being in full force and effect; and

•	Unimin and Sibelco shall have entered into the Stockholders Agreement.

There can be no assurance as to when, or whether, the conditions to the Merger will be satisfied or waived, or if the Merger will be completed at all. Each of Unimin, Sibelco, Merger Sub, Merger Sub LLC and Fairmount Santrol may, to the extent permitted by applicable law, waive the conditions to the performance of its respective obligations under the Merger Agreement and complete the Merger even though one or more of these conditions have not been met.

No Solicitation by Fairmount Santrol (Page 205)

The Merger Agreement contains detailed provisions outlining the circumstances in which Fairmount Santrol may respond to competing proposals received from third parties. Fairmount Santrol has agreed not to, and to cause its controlled affiliates and each of its and their respective officers, directors and employees not to, and to

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

direct its investment bankers, financial advisors, attorneys, accountants and other representatives retained by it or any of its controlled affiliates not to, directly or indirectly through another person:

•	solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction (as defined herein in the section entitled “The Merger Agreement—No Solicitation by Fairmount Santrol”);

•	engage or participate in any substantive discussions or negotiations, or cooperate in any way with any person (or group of persons) with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of the Merger Agreement summarized in this section;

•	grant any waiver or release under (1) any standstill provision in any contract to which Fairmount Santrol is a party or (2) any confidentiality provision in any contract to which Fairmount Santrol is a party other than any waiver or release in a confidentiality provision in any agreement entered into by Fairmount Santrol that is not related to or in contemplation of a Company Alternative Transaction (except if the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Fairmount Board); or

•	resolve, publicly propose or agree to any of the foregoing.

Company Recommendation Change and Company Superior Proposals (Page 206)

The Fairmount Board recommends that Fairmount Santrol stockholders vote “FOR” the Fairmount Santrol Merger proposal.

The Merger Agreement provides that, subject to the exceptions described below, neither the Fairmount Board nor any committee thereof may

(i)	withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Unimin, the approval or recommendation by the Fairmount Board or such committee of the Merger or the Merger Agreement,

(ii)	approve or recommend, or propose publicly to approve or recommend, any Company Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a “Company Recommendation Change”), or

(iii)	cause Fairmount Santrol or any of its affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Company Alternative Transaction.

Notwithstanding the foregoing, in the event that, prior to obtaining Fairmount Santrol stockholder approval, the Fairmount Board determines in good faith, after it has received a Company Superior Proposal (as defined under “The Merger Agreement—Company Recommendation Change and Company Superior Proposals”), and after consultation with outside counsel and a financial advisor of nationally recognized reputation, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, the Fairmount Board may (subject to compliance with the terms of the Merger Agreement) effect a Company Recommendation Change and/or cause Fairmount Santrol to terminate the Merger Agreement and concurrently with such termination enter into a definitive agreement providing for such Company Superior Proposal.

In addition, notwithstanding anything in the Merger Agreement to the contrary, at any time prior to obtaining Fairmount Santrol stockholder approval, if the Fairmount Board determines in good faith (after

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, the Fairmount Board may effect a Company Recommendation Change in response to any effect that materially affects (A) the business, financial condition or results of operations of Fairmount Santrol and its subsidiaries, taken as a whole, or (B) the Fairmount Santrol stockholders (including the benefits of the transactions contemplated by the Merger Agreement to Fairmount Santrol or the Fairmount Santrol stockholders), in either case that (x) is first occurring after December 11, 2017, (y) does not involve or relate to a proposal the consummation of which would constitute a Company Alternative Transaction and (z) is not known and was not reasonably foreseeable to the Fairmount Board as of December 11, 2017.

Termination of the Merger Agreement (Page 215)

Termination by either Unimin or Fairmount Santrol

The Merger Agreement may be terminated at any time prior to the effective time, whether before or after obtaining Fairmount Santrol stockholder approval, under the following circumstances:

•	by mutual written consent of Fairmount Santrol and Unimin; or

•	by either Fairmount Santrol or Unimin:

•	if the Merger is not consummated by December 11, 2018 (which may be automatically extended to June 11, 2019 in certain circumstances) (the “outside date”);

•	if the Fairmount Santrol Merger proposal has not been approved by reason of the failure to obtain Fairmount Santrol stockholder approval at the special meeting;

•	if any governmental restraint having the effect of preventing, making illegal or prohibiting the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements shall have become final and non-appealable or if any governmental entity that must grant a required regulatory approval has denied approval of the Merger and such denial has become final and non-appealable;

•	if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, where such breach or failure to perform would give rise to a failure of the related condition, which is not cured by the other party within 30 days of written notice thereof; or

•	if any governmental approval or waiver, including any antitrust approval or waiver, required under the Merger Agreement is conditioned upon the divestiture of one or more plants by Fairmount Santrol, Unimin or any of their respective subsidiaries or affiliates that, in the aggregate, would result in the loss of more than 3,600,000 tons in annual capacity, as calculated in accordance with the Merger Agreement (a “Material Divestiture”).

Termination Unilaterally by Unimin

The Merger Agreement may be terminated by Unimin, at any time prior to the special meeting, upon the occurrence of any of the following events (each, a “Parent Triggering Event”):

•	the Fairmount Board or any committee thereof shall have made a Company Recommendation Change in accordance with the Merger Agreement;

•	the Fairmount Board fails to reaffirm unanimously and publicly its recommendation of the Merger Agreement and the Merger within 10 business days (or, if earlier, prior to the date of the special

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

meeting) after Unimin reasonably requests in writing that such recommendation be reaffirmed publicly; provided that Unimin may not have made any such request on more than two occasions in respect of any proposed or announced Company Alternative Transaction (or more than two occasions following any material change or modification thereto);

•	a tender or exchange offer relating to shares of Fairmount Santrol common stock shall have been commenced and Fairmount Santrol shall not have sent to its stockholders, within 10 business days after the commencement of such tender or exchange offer (or, if earlier, prior to the special meeting), a statement disclosing that Fairmount Santrol recommends the rejection of such tender or exchange offer and reaffirming its recommendation of the Fairmount Santrol Merger proposal; or

•	Fairmount Santrol, its controlled affiliates or any of their respective representatives shall have materially breached the prohibition on solicitation contained in the Merger Agreement.

Termination Unilaterally by Fairmount Santrol

The Merger Agreement may be terminated by Fairmount Santrol unilaterally upon the occurrence of certain events, including the following:

•	at any time prior to obtaining Fairmount Santrol stockholder approval, in order to concurrently enter into a definitive agreement providing for a Company Superior Proposal, so long as Fairmount Santrol has complied in all material respects with its obligations in the Merger Agreement regarding solicitation of alternative proposals and shall have paid or shall concurrently pay the termination fee required by the Merger Agreement; or

•	at any time, in the event that (i) all of the conditions to each party’s obligation to effect the Merger, and all of the conditions to the obligations of Sibelco and Unimin to consummate the Merger, have been satisfied, other than the consummation of the HPQ Carveout and other than those conditions that by their terms are to be satisfied at the closing of the Merger, each of which is fully capable of being satisfied at the closing of the Merger, (ii) Unimin and Merger Sub have failed to consummate the Merger at the closing due to the financing not being funded, (iii) Fairmount Santrol has irrevocably notified Unimin in writing that Fairmount Santrol is ready, willing and able to consummate the Merger and all conditions to the obligation of Fairmount Santrol to consummate the Merger have been satisfied (other than those conditions that by their terms are to be satisfied at the closing of the Merger, each of which is fully capable of being satisfied at the closing) or that it waives any unsatisfied conditions, (iv) Fairmount Santrol has given Unimin written notice at least two business days prior to such termination stating its intention to terminate the Merger Agreement if Unimin and Merger Sub fail to consummate the Merger and (v) Unimin and Merger Sub fail to consummate the Merger on the later of the expiration of such two business day period and the date set forth in the foregoing notice; provided, that this right to terminate the Merger Agreement is not available to Fairmount Santrol if Fairmount Santrol’s failure to perform any of its material obligations under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by the relevant time.

For a more complete discussion of the circumstances under which the Merger Agreement may be terminated, see the section entitled “The Merger Agreement—Termination” beginning on page 215 of this proxy statement/prospectus.

Payment of Termination Fee

Generally, each party to the Merger Agreement is required to pay all fees and expenses incurred by it in connection with the Merger and the other transactions and agreements contemplated by the Merger Agreement.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

However, upon termination of the Merger Agreement under certain circumstances, Fairmount Santrol may be obligated to pay Unimin, or Unimin may be obligated to pay Fairmount Santrol, a termination fee.

Fairmount Santrol will be required to pay a termination fee of $52 million to Unimin if, subject to certain exceptions:

•	Fairmount Santrol, at any time prior to obtaining Fairmount Santrol stockholder approval, terminates the Merger Agreement in order to concurrently enter into a definitive agreement providing for a Company Superior Proposal;

•	Unimin, at any time prior to the special meeting, terminates the Merger Agreement upon the occurrence of a Parent Triggering Event (as defined above under “—Termination of the Merger Agreement—Termination Unilaterally by Unimin”);

•	Unimin terminates the Merger Agreement because Fairmount Santrol breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, and at or prior to the first occurrence of such breach by Fairmount Santrol there shall have been publicly made directly to the Fairmount Santrol stockholders generally or shall otherwise have become publicly known or any person shall have publicly announced an intention to make, an offer or proposal for a transaction that would constitute a Company Alternative Transaction (a “Company Qualifying Transaction”) and, within nine months of such termination, either (A) Fairmount Santrol or its subsidiaries enters into a definitive agreement with any third party with respect to a Company Qualifying Transaction or (B) any Company Qualifying Transaction is consummated; or

•	either Unimin or Fairmount Santrol terminates the Merger Agreement if the Merger has not been consummated at or prior to December 11, 2018 (subject to extension to June 11, 2019, if certain conditions related to the HSR Act, foreign governmental approvals, orders and restraints against the Merger and consummation of the HPQ Carveout have not been satisfied), and at or prior to the time of such termination there shall have been made to Fairmount Santrol, or shall have been made directly to the Fairmount Santrol stockholders generally or shall otherwise have become publicly known or any person shall have publicly released an intention to make, an offer or proposal for a transaction that would constitute a Company Qualifying Transaction and, within nine months of such termination, either (A) Fairmount Santrol or any of its subsidiaries enters into a definitive agreement with any third party with respect to a Company Qualifying Transaction or (B) any Company Qualifying Transaction is consummated.

Unimin will be required to pay a termination fee of $52 million to Fairmount Santrol if Fairmount Santrol terminates the Merger Agreement in the event that (i) all of the conditions to each party’s obligation to effect the Merger, and all of the conditions to the obligations of Sibelco and Unimin to consummate the Merger, have been satisfied, other than the consummation of the HPQ Carveout and other than those conditions that by their terms are to be satisfied at the closing of the Merger, each of which is fully capable of being satisfied at the closing of the Merger, (ii) Unimin and Merger Sub have failed to consummate the Merger at the closing due to the financing not being funded, (iii) Fairmount Santrol has irrevocably notified Unimin in writing that Fairmount Santrol is ready, willing and able to consummate the Merger and all conditions to the obligation of Fairmount Santrol to consummate the Merger have been satisfied (other than those conditions that by their terms are to be satisfied at the closing of the Merger, each of which is fully capable of being satisfied at the closing) or that it waives any unsatisfied conditions, (iv) Fairmount Santrol has given Unimin written notice at least two business days prior to such termination stating its intention to terminate the Merger Agreement if Unimin and Merger Sub fail to consummate the Merger and (v) Unimin and Merger Sub fail to consummate the Merger on the later of the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

expiration of such two business day period and the date set forth in the foregoing notice; provided, that this right to terminate the Merger Agreement is not available to Fairmount Santrol if Fairmount Santrol’s failure to perform any of its material obligations under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by the relevant time.

For a more complete discussion of the circumstances under which termination fees will be required to be paid, see the section entitled “The Merger Agreement—Termination Fees” beginning on page 217 of this proxy statement/prospectus.

Listing of Combined Company Common Stock on the NYSE (Page 171)

Shares of Unimin common stock are currently not listed on any exchange. It is a condition to the closing of the Merger that the combined company common stock to be issued to Fairmount Santrol stockholders in connection with the Merger be approved for listing on the NYSE, subject to official notice of issuance.

Delisting and Deregistration of Fairmount Santrol Common Stock (Page 171)

Shares of Fairmount Santrol common stock are currently listed on the NYSE. When the Merger is completed, Fairmount Santrol common stock will be delisted from the NYSE and will subsequently be deregistered under the Exchange Act and Fairmount Santrol will no longer file periodic reports with the SEC on account of its common stock.

The HPQ Carveout (Page 168)

As contemplated by the Merger Agreement, Sibelco will retain the global high purity quartz business, which consists of Unimin’s Electronics segment. Prior to, and as a condition to, the closing of the Merger, Unimin will contribute certain of its assets (the “HPQ Contribution”) to a newly incorporated wholly owned subsidiary of Unimin (“HPQ Co”), in exchange for all of the stock of HPQ Co and the assumption by HPQ Co of the liabilities related to the business being transferred, in accordance with the Contribution Agreement. Unimin will then distribute 100% of the stock of HPQ Co to Sibelco in exchange for certain shares of Unimin common stock held by Sibelco (the “HPQ Redemption”), in accordance with the Contribution Agreement. The HPQ Contribution and the HPQ Redemption are referred to collectively as the “HPQ Carveout.” The HPQ Carveout will also include certain personnel and assets historically part of Unimin that support coatings and polymers sales and research activities. For additional information about the HPQ Carveout, see “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Contribution Agreement,” “—Relationship with Sibelco—Tax Matters Agreement” and “Unaudited Pro Forma Combined Financial Statements.”

The Cash Redemption (Page 169)

In connection with the closing of the Merger, Unimin expects to redeem shares of Unimin common stock currently held by Sibelco in exchange for an amount in cash equal to approximately (1) $660 million plus interest accruing at 5.0% per annum for the period from June 30, 2017 through the closing of the Merger less (2) $170 million (the “Cash Redemption”).

Refinancing of Indebtedness of Fairmount Santrol and Unimin (Page 167)

In connection with the execution of the Merger Agreement, Unimin has received a debt commitment letter from Barclays Bank PLC, BNP Paribas and BNP Paribas Securities Corp. (collectively, the “lenders”), pursuant to which the lenders have committed to provide a seven-year senior secured term loan (the “term loan”) in the amount of $1.65 billion and a five-year senior secured revolving credit facility (the “revolving credit facility”) in the amount of $200 million. The proceeds of the term loan would be used to repay debt of Fairmount Santrol, to repay debt of Unimin (including debt incurred to fund the Cash Redemption) and to pay the Cash Consideration and transaction costs for the Merger.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Obligations to fund under the debt commitment letter are subject to certain conditions, including the closing of the Merger, the accuracy of certain representations and warranties, the absence of a material adverse effect on Fairmount Santrol, the repayment of certain debt of Unimin and Fairmount Santrol, receipt of audited and unaudited financial statements and certain pro forma information, delivery of a solvency certificate by Unimin’s chief financial officer, payment of all fees required to be paid on the closing date of the facilities and execution of requisite credit facility and collateral documentation and closing documentation.

For a more detailed description of the anticipated financing, see “The Merger—Refinancing of Indebtedness of Fairmount Santrol and Unimin” beginning on page 167 of this proxy statement/prospectus.

Relationship with Sibelco (Page 323)

Upon the closing of the Merger, Sibelco will hold, directly or indirectly, 65% interest in the combined company and will have the right to select six of the 11 directors on the Combined Company Board. Jean-Luc Deleersnyder, the Chief Executive Officer of Sibelco, will serve as one of these six members of the Combined Company Board. In addition, Sibelco will enter into the following principle agreements with the combined company, which will govern their relationship following the Merger.

Stockholders Agreement (Page 324)

Concurrently with the closing of the Merger, Unimin, Sibelco and certain other individuals who will be combined company stockholders will enter into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement, which will become effective as of the closing of the Merger, will contain various provisions relating to, among other things, representation on the Combined Company Board, certain transactions involving Sibelco requiring approval of Fairmount-nominated independent directors, preemptive rights, certain limitations on the disposal or transfer of shares of combined company common stock by Sibelco, certain standstill limitations and ownership caps, and certain information rights.

Board of Directors. From the effective time until the day following the third annual meeting of combined company stockholders following the effective time, Sibelco and the other combined company stockholders who are parties to the Stockholders Agreement will vote all voting shares of combined company stock owned by them, and take all other necessary actions within his, her or its control, and the combined company and its directors will take all necessary actions within its and their control:

•	to ensure that the number of directors constituting the Combined Company Board is fixed and remains at 11 directors;

•	prior to the Trigger Date (as defined below), to nominate and vote to elect the Unimin-nominated directors and the Fairmount-nominated directors as described above (under “—Board of Directors of the Combined Company Following the Merger”) in accordance with the Merger Agreement; and

•	from and after the Trigger Date,

•	to cause the number of Unimin-nominated directors to be reduced so that the number of Unimin-nominated directors is at all times equal to the product of (x) Sibelco’s percentage ownership of outstanding shares of combined company common stock and (y) the total number of directors authorized to serve on the Combined Company Board (rounded down to the nearest whole number); and

•	to nominate and vote to elect as directors:

•	the number of Unimin-nominated directors calculated as described above (reflecting Sibelco’s percentage ownership of outstanding shares of combined company common stock);

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the number of individuals equal to the difference between six and the number of Unimin-nominated directors, nominated in accordance with the Stockholders Agreement (including the provisions regarding filling vacancies contained therein);

•	the Fairmount-nominated directors; and

•	the Chief Executive Officer of the combined company, from time to time.

The “Trigger Date” is defined as the earlier of (i) the close of business on the tenth business day following the date on which Sibelco and its affiliates no longer beneficially own more than 50% of the outstanding shares of combined company common stock and (ii) the close of business on the business day following the public announcement by Sibelco that Sibelco has made an election that the “Trigger Date” has occurred.

For the avoidance of doubt, subject to the provisions in the Stockholders Agreement related to vacancies, at no time prior to the third annual meeting of combined company stockholders following the effective time may the number of Unimin-nominated directors be more than one more than half of the total Combined Company Board.

From and after the third annual meeting date, the size and composition of the Combined Company Board may be adjusted by the Combined Company Board in accordance with the combined company’s certificate of incorporation and the combined company’s bylaws, subject to the applicable NYSE listing rules.

Transactions Related to Sibelco Requiring Approval of Fairmount Santrol-Nominated Directors. For a period of three years beginning at the effective time, the following combined company transactions related to Sibelco will require the approval of a majority of the Fairmount-nominated independent directors:

•	the issuance of additional classes of capital stock or series of equity securities either (A) to Sibelco or any Sibelco-related party in whole or in part or (B) as the Fairmount-nominated independent directors otherwise determine may involve an actual or potential conflict of interest between Sibelco and the other combined company stockholders;

•	the entry into any transaction (including any amendment, modification or supplement to any agreement existing on or prior to the effective time) between the combined company or any of its subsidiaries, on the one hand, and Sibelco or any Sibelco-related party, on the other hand, (A) requiring annual payments in excess of $2 million or with respect to which the aggregate consideration exceeds $10 million, (B) that is otherwise material to the combined company or (C) that is not on arm’s length terms (provided that this provision does not apply to any transactions entered into pursuant to any agreements existing at or prior to the effective time);

•	the commencement, enforcement, waiver, release, assignment, settlement or compromise of any claims or causes of action held by the combined company or any of its subsidiaries, on the one hand, against Sibelco or any Sibelco-related party, on the other hand (and during such three year period, the conduct, defense and management of the claim must be delegated to the Fairmount-nominated independent directors or a committee composed of such directors); and

•	any transaction pursuant to which Sibelco would be entitled to more or different consideration, on a per share of common stock basis, compared to all other combined company stockholders (and the definitive agreements for such transaction must also contain a non-waivable condition that the transaction has been approved by the majority of the combined company stockholders, excluding Sibelco and any Sibelco-related party).

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Preemptive Rights. The combined company will grant to Sibelco a right to purchase its pro rata portion of any common stock or other capital stock that the combined company may from time to time propose to issue or sell to any person, subject to limited exceptions.

Transfer Restrictions. The Stockholders Agreement provides that:

•	for 45 days beginning at the effective time, Sibelco and any stockholder party to the Stockholders Agreement who is also a combined company director cannot, and to the extent permitted by applicable law must cause their respective controlled affiliates not to, transfer or agree to transfer any combined company common stock or other shares of capital stock to any person that is not an affiliate of such stockholder; and

•	subject to limited exceptions, for three years following the effective time, unless approved by a majority of the Fairmount-nominated independent directors, Sibelco will not, and will cause its controlled affiliates not to, transfer or agree to transfer any combined company common stock or other shares of capital stock to any person (other than an affiliate of Sibelco) or group if such person or group would, following such transfer, beneficially own in excess of (i) 15% of the voting power of the outstanding shares of combined company voting stock or (ii) 50% of the voting power of the outstanding shares of combined company voting stock, unless such person agrees to make an offer to purchase all shares of combined company common stock held by all combined company stockholders for the same consideration and on substantially the same terms and conditions.

Standstill. During the three years following the effective time, unless approved by a majority of the Fairmount-nominated independent directors of the Combined Company Board and subject to certain other exceptions, Sibelco will not, and will cause its representatives and affiliates not to:

•	engage or propose to engage in any going private or other transaction governed by Rule 13e-3 under the Exchange Act, provided that Sibelco can make a confidential proposal to the independent directors of the Combined Company Board with respect to such a transaction so long as it would not reasonably be expected to require the combined company or any of its affiliates to make any public announcement or other public disclosure;

•	effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or otherwise participate in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any combined company common stock;

•	enter into any discussions or arrangements with any other person with respect to the matters addressed above; or

•	enter into or agree, effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (A) any acquisition of any record or beneficial title of combined company common stock or other shares of capital stock or any material portion of the assets of the combined company, (B) any tender or exchange offer, merger or other business combination involving the combined company or (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the combined company.

Ownership Cap. Unless approved by a majority of the independent directors of the Combined Company Board, Sibelco will not, and will cause Sibelco-related parties not to, acquire any combined company common stock or other shares of combined company capital stock if such acquisition would result in Sibelco and Sibelco-

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

related parties beneficially owning more than either (1) 70% of the outstanding shares of combined company common stock during the three years following the effective time or (2) 80.1% of the outstanding shares of combined company common stock after three years following the effective time.

For additional information on the Stockholders Agreement, see the section entitled “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Stockholders Agreement” beginning on page 324 of this proxy statement/prospectus.

Registration Rights Agreement (Page 328)

Effective at the closing of the Merger, the combined company will enter into the registration rights agreement (the “Registration Rights Agreement”) with Sibelco and Sibelco Switzerland GmbH (together, the “Sibelco Stockholders”). Pursuant to the Registration Right Agreement, and subject to the limitations contained therein, the Sibelco Stockholders will have certain demand and piggyback registration rights with respect to their shares of combined company common stock. The combined company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, but the Sibelco Stockholders must pay all underwriting discounts and commissions in connection with sales by them of any of their shares. The Registration Rights Agreement will also contain customary indemnification and contribution provisions pursuant to which the combined company will be required to indemnify the Sibelco Stockholders against certain liabilities that may arise under the Securities Act or to contribute to certain losses that they may suffer under the Securities Act, while the Sibelco Stockholders will be required to indemnify the combined company against certain liabilities that may arise under the Securities Act or to contribute to certain losses that they may suffer under the Securities Act, subject to certain limitations specified in the Registration Rights Agreement. For additional information on the Registration Rights Agreement, see the section entitled “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Registration Rights Agreement” beginning on page 328 of this proxy statement/prospectus.

Distribution Agreements (Page 330)

At the closing of the Merger, the combined company and Sibelco will enter into various distribution agreements (the “Distribution Agreements”), pursuant to which the combined company will be the exclusive distributor in North America and Mexico with respect to certain of Sibelco’s products sold into the tiles and engobes industry (sodium feldspar chips and shredded/blended ball clay) while Sibelco will be the exclusive distributor throughout the world with respect to certain of the products of the combined company for the performance coatings and polymer solutions industries (nepheline syenite flour, microcrystalline silica flour and ground kaolin). Each Distribution Agreement will continue for a term of 20 years, unless terminated earlier in accordance with its terms, and will automatically terminate without any further action by the combined company or Sibelco if Sibelco ceases to own, directly or indirectly, more than 50% of the issued and outstanding shares of the combined company common stock. For additional information on the Distribution Agreements, see the section entitled “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Distribution Agreements” beginning on page 330 of this proxy statement/prospectus.

Agency Agreements (Page 331)

At the closing of the Merger, the combined company and Sibelco will enter into various exclusive agency agreements (the “Agency Agreements”), pursuant to which each party will provide exclusive agency services with respect to certain of the other party’s products sold into defined industries and geographic areas. In particular, the combined company will be the exclusive sales agent in North America and Mexico with respect to certain of Sibelco’s products for the casting steel and HT alloys, display glass, foundry, feed amendments, tiles and engobes and welding (electronics) industries. Sibelco will be the exclusive sales agent in North America and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Mexico with respect to the combined company’s products for the coating and polymers industries and throughout the world with respect to certain of the combined company’s products. Each Agency Agreement will continue for a term of 20 years, unless terminated earlier in accordance with its terms, and will automatically terminate without any further action by any party if Sibelco ceases to own, directly or indirectly, more than 50% of the issued and outstanding shares of the combined company common stock. For additional information on the Agency Agreements, see the section entitled “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Agency Agreements” beginning on page 331 of this proxy statement/prospectus.

Non-Compete Agreement (Page 332)

At the closing of the Merger, the combined company and Sibelco will enter into a non-compete agreement (the “Non-Compete Agreement”), pursuant to which the combined company and Sibelco will agree to refrain from selling, marketing, distributing or producing certain products within defined markets and territories and Sibelco will be provided a right of first offer with respect to certain acquisitions and investment opportunities of the combined company. The Non-Compete Agreement will automatically terminate when Sibelco, together with its controlled affiliates, ceases to own more than 50% of the issued and outstanding shares of the combined company common stock. For additional information on the Non-Compete Agreement, see the section entitled “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Non-Compete Agreement” beginning on page 332 of this proxy statement/prospectus.

Tax Matters Agreement (Page 323)

Prior to the effective time of the HPQ Carveout, Unimin, Sibelco and HPQ Co will enter into the Tax Matters Agreement governing their respective rights, responsibilities and obligations relating to tax liabilities, the filing of tax returns, the control of tax contests and other tax matters.

Under the Tax Matters Agreement, the combined company and HPQ Co (and their affiliates) will be responsible for income taxes required to be reported on their respective separate and group tax returns; however, HPQ Co will be responsible for any unpaid income taxes (as of the date of the HPQ Redemption) attributable to the HPQ business prior to the date of the HPQ Carveout. HPQ Co will be responsible for any unpaid non-income taxes (as of the date of the HPQ Redemption) attributable to the HPQ business (whether arising prior to the HPQ Carveout or not) and the combined company will be responsible for all other non-income taxes. HPQ Co and the combined company will equally bear any transfer taxes imposed on the HPQ Carveout. Rights to refunds in respect of taxes will be allocated in the same manner as the responsibility for tax liabilities.

The Tax Matters Agreement will generally allocate responsibility for filing tax returns to the party who is responsible for doing so under law, and will give the right to control tax contests and audits to the party or parties who will be allocated responsibility for any such taxes under the Tax Matters Agreement.

If the HPQ Carveout does not qualify for tax-free status under the Code, the combined company and HPQ Co will be responsible under law for tax resulting from the failure of the HPQ Carveout to qualify for such status. However, the combined company, HPQ Co or Sibelco may be responsible for indemnifying the other parties for any such taxes together with associated costs and damages (a “Tax Related Loss”) depending on the circumstances. In particular, either the combined company, Sibelco or HPQ Co, as applicable, will be responsible for indemnifying the other parties if a Tax Related Loss occurs as a result of certain actions that could adversely affect the tax-free status of the HPQ Carveout, including certain acts relating to sales or dispositions of HPQ Co or combined company stock or assets, alterations to HPQ Co or combined company voting shares, certain redemptions and breaches of certain representations relating to the HPQ Carveout; provided, however, that the combined company will only be responsible for paying an indemnity for any Tax Related Losses if the relevant actions that would have given rise to the combined company’s indemnity obligation were approved by the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

majority of the combined company’s directors that were not appointed by Sibelco. Sibelco will be responsible for indemnifying the combined company in respect of all other Tax Related Losses.

For additional information on the Tax Matters Agreement, see the section entitled “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Tax Matters Agreement” beginning on page 323 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Mergers to Holders of Fairmount Santrol Shares of Common Stock (Page 185)

Fairmount Santrol expects to, and as a condition precedent to completing the Merger expects to, receive an opinion from counsel to the effect that the Mergers, taken together as an integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming the Mergers qualify as a reorganization, a U.S. holder exchanging its shares of Fairmount Santrol common stock for the Merger Consideration pursuant to the Merger Agreement will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the excess of such U.S. holder’s “amount realized” in the transaction (i.e., the fair market value of the shares of combined company common stock at the effective time plus the amount of cash (including cash received in lieu of fractional shares, if any) received by such U.S. holder in exchange for its shares of Fairmount Santrol common stock in the Merger) over such U.S. holder’s tax basis in its surrendered shares of Fairmount Santrol common stock and (ii) the amount of cash (including cash received in lieu of fractional shares, if any) received by such U.S. holder in exchange for its shares of Fairmount Santrol common stock in the Merger.

Any gain recognized upon the exchange will generally be capital gain, and will be long-term capital gain if, as of the effective time, the U.S. holder’s holding period with respect to its surrendered shares of Fairmount Santrol common stock exceeds one year.

Assuming the Mergers qualify as a reorganization, a non-U.S. holder exchanging its shares of Fairmount Santrol common stock for the Merger Consideration pursuant to the Merger Agreement generally will not be subject to U.S. federal income tax in respect of the Mergers, unless a non-U.S. holder is subject to FIRPTA Tax (as defined herein).

For definitions of “U.S. holder” and “non-U.S. holder” and a more detailed discussion of the material United States federal income tax consequences of the Mergers to U.S. holders and non-U.S. holders (including the potential application of FIRPTA), see the section entitled “Material United States Federal Income Tax Consequences of the Transaction” beginning on page 185 of this proxy statement/prospectus.

The U.S. federal income tax consequences described above may not apply to all holders of Fairmount Santrol common stock. A holder’s tax consequences will depend on its individual situation. Accordingly, each holder is urged to consult its tax advisors for a full understanding of the particular tax consequences of the Merger to such holder.

Accounting Treatment (Page 173)

The Merger will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). ASC 805 requires one of the combining entities to be designated as the accounting acquirer for accounting purposes. Unimin will be treated as the acquiring entity for accounting purposes. In identifying Unimin as the acquiring entity for accounting purposes, Unimin took into account the voting rights of all equity instruments, the intended corporate governance structure of the combined company and the size of each of the companies. In assessing the size of each of the companies, Unimin evaluated various metrics, including, but not limited to, assets, revenue, operating

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

income, EBITDA, adjusted EBITDA and enterprise value. No single factor was the sole determinant in the overall conclusion that Unimin is the acquirer for accounting purposes, but all factors were considered in arriving at such conclusion.

Appraisal Rights of Fairmount Santrol Stockholders (Page 365)

Under the DGCL, subject to the closing of the Merger, record holders of Fairmount Santrol common stock who do not vote in favor of the Fairmount Santrol Merger proposal and who otherwise properly exercise and perfect their appraisal rights in accordance with Section 262 will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Fairmount Santrol common stock, in lieu of receiving the Merger Consideration. The “fair value” could be higher or lower than, or the same as, the Merger Consideration. Fairmount Santrol stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Fairmount Santrol by submitting a written demand for appraisal in the form described in this proxy statement/prospectus prior to the vote on the approval of the Fairmount Santrol Merger proposal at the special meeting and must otherwise follow the procedures prescribed by Section 262. A person having a beneficial interest in shares of Fairmount Santrol common stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps summarized in this proxy statement/prospectus in a timely manner to perfect appraisal rights.

The full text of Section 262 is attached as Annex E to this proxy statement/prospectus. Fairmount Santrol stockholders are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Fairmount Santrol stockholders who are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions may result in a waiver of, or the inability to exercise, appraisal rights. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Fairmount Santrol Stockholders” beginning on page 365 of this proxy statement/prospectus.

Regulatory Approvals Required for the Merger (Page 171)

U.S. Antitrust

Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the Merger cannot be closed until, among other things, notifications have been filed and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. On January 5, 2018 and January 10, 2018, Fairmount Santrol and Unimin each, respectively, filed a Notification and Report Form pursuant to the HSR Act (the “HSR Notification”) with the FTC and the Antitrust Division.

Other Regulatory Approvals

The obligation of each of Fairmount Santrol and Unimin to effect the Merger is also subject to obtaining regulatory approval in Mexico. Fairmount Santrol and Unimin are in the process of preparing and filing notices and applications to satisfy the filing requirements and to obtain the necessary regulatory clearances in Mexico.

Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable under applicable antitrust laws and regulations, including the HSR Act and other applicable laws, to complete and effect the Merger as soon as possible; provided, however, that the Merger Agreement does not require Fairmount Santrol or Unimin to agree to effect a Material Divestiture in order to consummate the Merger.

The Merger Agreement also requires the following conditions to be satisfied prior to closing: (i) a declaration of effectiveness by the SEC of this proxy statement/prospectus; (ii) approval of the Fairmount Santrol

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Merger proposal by Fairmount Santrol stockholders (as of the close of business on the record date); and (iii) authorization for listing of the combined company common stock on the NYSE (subject to official issuance of notice by the NYSE).

Comparison of Stockholder Rights Before and After the Merger (Page 343)

The rights of Fairmount Santrol stockholders are currently governed by the DGCL, the certificate of incorporation and bylaws of Fairmount Santrol, whereas the rights of combined company stockholders following the Merger will be governed by the DGCL, the combined company’s certificate of incorporation and the combined company’s bylaws, which are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus. For further information, see the section entitled “Comparison of Stockholder Rights Before and After the Merger” beginning on page 343 of this proxy statement/prospectus.

Risk Factors (Page 48)

You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of Fairmount Santrol contained in the documents that are incorporated by reference into this proxy statement/prospectus.

The Special Meeting (Page 120)

Date, Time and Place. The special meeting will be held at Jones Day located at 901 Lakeside Avenue, Cleveland, Ohio 44114 on                    , 2018, at 1:30 p.m., Eastern Time.

Purpose. At the special meeting, Fairmount Santrol stockholders will be asked to consider and vote on:

•	the Fairmount Santrol Merger proposal;

•	the Fairmount Santrol compensation proposal; and

•	the Fairmount Santrol adjournment proposal.

Record Date. Only holders of record of shares of Fairmount Santrol common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting. As of the close of business on the record date,                shares of Fairmount Santrol common stock were issued and outstanding.

Voting Rights. You may cast one vote for each share of Fairmount Santrol common stock that you owned as of the close of business on the record date.

Votes Required. The votes required for each proposal are as follows:

•	Proposal 1: Fairmount Santrol Merger proposal. The votes cast “FOR” this proposal must represent a majority of all outstanding shares of Fairmount Santrol common stock.

•	Proposal 2: Fairmount Santrol compensation proposal. The affirmative vote of a majority of Fairmount Santrol stockholders present, in person or represented by proxy, and entitled to vote at the special meeting is required to approve the non-binding Fairmount Santrol compensation proposal.

•	Proposal 3: Fairmount Santrol adjournment proposal. The affirmative vote of a majority of Fairmount Santrol stockholders present, in person or represented by proxy, and entitled to vote at the special meeting is required to approve the Fairmount Santrol adjournment proposal.

Broker Non-Votes. Under the NYSE rules, if you hold your shares of Fairmount Santrol common stock in “street name,” your bank, brokerage firm or other nominee may not vote your shares without instructions from

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

you on non-routine matters. None of the proposals to be voted on at the special meeting are routine matters. Therefore, without your voting instructions, your bank, brokerage firm or other nominee may not vote your shares on any of the proposals at the special meeting. Consequently, there cannot be any broker non-votes at the special meeting.

Voting and Support Agreement. As of January 8, 2018, approximately 26% of the outstanding shares of Fairmount Santrol common stock were beneficially owned by the Supporting Stockholders. In accordance with the Voting and Support Agreement among Unimin, Merger Sub and the Supporting Stockholders, the Supporting Stockholders have agreed to vote all of their shares of Fairmount Santrol common stock “FOR” the Fairmount Santrol Merger proposal.

Directors and Officers. In addition to the shares of Fairmount Santrol common stock held by parties to the Voting and Support Agreement as described above, as of January 8, 2018, approximately 5.2% of the outstanding shares of Fairmount Santrol common stock were held by Fairmount Santrol directors and executive officers and their affiliates. It is currently expected that these directors and executive officers will vote their shares of Fairmount Santrol common stock in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Closing condition. The closing of the Merger is conditioned on the approval by the Fairmount Santrol stockholders of the Fairmount Santrol Merger proposal, among other things.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Summary Historical Consolidated Financial and Operating Data of Unimin

The following tables set forth Unimin’s summary historical consolidated financial data as of and for the periods presented. The summary historical consolidated financial information of Unimin as of December 31, 2016 and for the years ended December 31, 2016 and 2015 have been derived from Unimin’s audited historical consolidated financial statements, copies of which are attached as Annex F to this proxy statement/prospectus. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unimin” and Unimin’s consolidated financial statements and related notes, copies of which are attached as Annex F to this proxy statement/prospectus. Historical results are not necessarily indicative of future results of Unimin or the combined company. Unimin’s financial statements have been prepared in accordance with U.S. GAAP.

	Year Ended December 31,
Statement of Income Data:	2016	2015
	(in thousands, except share and per share data)
Revenue	$1,093,476	$1,472,903
Cost of goods sold (excludes depreciation, depletion and amortization)	826,945	1,127,794
Selling, general and administrative expenses	112,715	118,514
Depreciation, depletion and amortization expense	116,259	126,294
Goodwill and other asset impairments	9,634	150,038
Other operating expense, net	8,471	27,131

Income (loss) from operations	19,452	(76,868)
Interest expense, net	23,999	36,187
Equity in (earnings) of investee companies	(1,022)	(4,970)
Other expense, net	12,923	—

Loss before benefit for income taxes	(16,448)	(108,085)
Income tax benefit	(20,113)	(35,727)

Net income (loss)	$3,665	$(72,358)

Net income (loss) per share:
Basic and diluted	$2.73	$(53.84)

Weighted average shares outstanding:
Basic and diluted	1,344	1,344

	Year Ended December 31,
Statement of Cash Flows Data:	2016	2015
	(in thousands)
Net cash provided by (used in):
Operating activities	$93,223	$247,474
Investing activities	(71,254)	(224,592)
Financing activities	(197,606)	(80,981)

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
Other Financial Data:	2016	2015
	(in thousands, except per ton data)
Capital expenditures	$73,516	$230,608
EBITDA(1)	$123,810	$54,396
Adjusted EBITDA(1)	$165,359	$229,411

Operating Data:
Energy
Total tons sold	6,835	7,794
Revenue	$348,990	$696,700
Segment gross profit	37,950	116,415
Industrial
Total tons sold	12,088	11,455
Revenue	$625,690	$633,390
Segment gross profit	188,885	182,855

	As of December 31,
Balance Sheet Data:	2016
	(in thousands)
Cash and cash equivalents	$183,361
Total assets	1,839,099
Long-term debt (including current portion)	367,436
Total liabilities	768,681
Total shareholders’ equity	1,070,418

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, see “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA (each as defined herein) are supplemental non-GAAP financial measures that are used by management and certain external users of Unimin’s financial statements in evaluating its operating performance. Unimin defines EBITDA as net income before interest expense, income tax expense (benefit) and depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA before non-cash impairment of assets and certain non-operational income and expenses including restructuring charges.

Management of Unimin believes EBITDA and Adjusted EBITDA are useful because they allow Unimin management to more effectively evaluate its normalized operations from period to period as well as provide an indication of cash flow generation from operations before investing or financing activities. Accordingly, EBITDA and Adjusted EBITDA do not take into consideration Unimin’s financing methods, capital structure or capital expenditure needs. Adjusted EBITDA excludes certain non-operational income and/or costs, the removal of which improves comparability of operating results across reporting periods. However, EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or more meaningful than, net income as determined in accordance with U.S. GAAP as indicators of Unimin’s operating performance. Certain items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA or Adjusted EBITDA.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Adjusted EBITDA contains certain other limitations, including the failure to reflect Unimin’s cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized, and excludes certain non-operational charges. Management compensates for these limitations by relying primarily on Unimin’s U.S. GAAP results (and IFRS results) and by using Adjusted EBITDA only as a supplement.

Although Unimin attempts to determine EBITDA and Adjusted EBITDA in a manner that is consistent with other companies in its industry, Unimin’s computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Unimin believes that EBITDA and Adjusted EBITDA are widely followed measures of operating performance.

The following table sets forth a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to EBITDA and Adjusted EBITDA:

	Year Ended December 31,
	2016	2015
	(in thousands)
Reconciliation of net income (loss) to EBITDA and Adjusted EBITDA
Net income (loss)	$3,665	$(72,358)
Interest expense, net	23,999	36,187
Benefit for income taxes	(20,113)	(35,727)
Depreciation, depletion, and amortization expense	116,259	126,294

EBITDA	123,810	54,396
Goodwill and other asset impairments(1)	9,634	150,038
Restructuring and other contract termination costs(2)	18,992	24,977
Loss on sale of subsidiary(3)	12,923	—

Adjusted EBITDA	$165,359	$229,411

(1)	Goodwill and other asset impairments for 2016 represent impairment charges for a terminal that was closed and the writedown of greenfield land. Goodwill and other asset impairments for 2015 represent impairment charges for goodwill, intangibles and long-lived assets.
(2)	Restructuring and other contract termination costs for 2016 include (a) a settlement charge of $13.3 million for Unimin’s U.S. pension plan, which resulted from a restructuring program where a significant number of employees opted to take a lump sum distribution which exceeded the sum of Unimin’s service and interest costs for the year ended December 31, 2016, (b) $3.0 million charge related to a contract termination and (c) $2.7 million of severance and office closure costs. Restructuring and other contract termination costs for 2015 are expenses associated with severance-related costs and plant closure costs in 2015.
(3)	Represents the loss on the sale of Sociedad Unimin de Venezuela.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Summary Historical Consolidated Financial and Operating Data of Fairmount Santrol

The following table presents summary historical consolidated financial data for Fairmount Santrol as of and for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 and as of and for the nine months ended September 30, 2017 and 2016. The statement of operations data for each of the three years in the period ended December 31, 2016 and the balance sheet data as of December 31, 2016 and 2015 has been derived from Fairmount Santrol’s audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which are incorporated by reference into this proxy statement/prospectus. The balance sheet data as of December 31, 2014 has been derived from Fairmount Santrol’s audited consolidated financial statements for the year ended December 31, 2014 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which have not been incorporated into this document by reference. The statement of operations data for the fiscal years ended December 31, 2013 and 2012 and the balance sheet data as of December 31, 2013 and 2012 have been derived from Fairmount Santrol’s audited consolidated financial statements for the years ended December 31, 2013 and 2012 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which have not been incorporated into this document by reference.

The financial data as of and for the nine months ended September 30, 2017 and for the nine months ended September 30, 2016 have been derived from Fairmount Santrol’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2017, which is incorporated by reference into this proxy statement/prospectus. The financial data as of September 30, 2016 has been derived from Fairmount Santrol’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2016, which has not been incorporated into this document by reference. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. In the opinion of Fairmount Santrol’s management, all adjustments considered necessary for a fair presentation of the interim financial information have been included.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Fairmount Santrol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Fairmount Santrol’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2017, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in thousands, except per share data)
Statement of Income Data:
Revenues	$685,859	$394,482	$535,103	$828,709	$1,356,458	$988,386	$885,190
Income (loss) from operations	73,788	(169,020)	(179,319)	(30,135)	311,664	227,956	278,426
Income (loss) before provision for income taxes	36,158	(219,058)	(239,566)	(93,869)	248,036	149,876	219,842
Net income (loss)	34,032	(120,272)	(140,125)	(91,930)	170,623	104,657	149,473
Net income (loss) attributable to Fairmount Santrol Holdings Inc.	33,839	(120,287)	(140,192)	(92,135)	170,450	103,961	148,886
Earnings (loss) per share:
Basic	$0.15	$(0.71)	$(0.78)	$(0.57)	$1.08	$0.67	$0.96
Diluted	$0.15	$(0.71)	$(0.78)	$(0.57)	$1.03	$0.63	$0.91

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in thousands, except per share data)
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$107,470	$(11,479)	$(6,592)	$235,944	$205,276	$174,635	$186,433
Investing activities	(53,596)	(24,713)	(26,214)	(114,000)	(138,331)	(579,517)	(107,366)
Financing activities	(60,454)	77,243	54,889	(25,091)	(7,677)	410,515	(119,070)
Other Financial Data:
Capital expenditures	$36,470	$28,712	$30,597	$113,750	$143,491	$111,514	$109,016
EBITDA(1)	133,057	(114,629)	(101,990)	34,922	368,084	248,877	303,659
Adjusted EBITDA(1)	141,028	(16,609)	(4,902)	138,100	397,291	292,584	318,650
Operating Data:
Proppant Solutions:
Total tons sold	7,501	4,570	6,415	6,204	7,188	5,117	3,765
Revenue	$589,556	$302,705	$416,144	$710,083	$1,232,232	$856,212	$757,851
Segment gross profit	166,820	9,419	26,501	175,226	463,426	317,117	336,981
Industrial & Recreational Products:
Total tons sold	1,897	1,917	2,504	2,301	2,426	2,462	2,375
Revenue	$96,303	$91,777	$118,869	$118,626	$124,226	$132,174	$127,339
Segment gross profit	43,569	37,597	48,798	44,638	41,578	43,427	45,792
Balance Sheet Data (at period end):
Cash and cash equivalents	$188,257	$213,434	$194,069	$171,486	$76,923	$17,815	$11,866
Total assets	1,306,224	1,239,014	1,202,910	1,354,249	1,514,016	1,283,431	679,601
Long term debt (including current portion)	794,507	1,144,082	843,013	1,223,106	1,252,639	1,262,146	831,195
Total liabilities	1,010,368	1,252,361	951,790	1,414,617	1,480,542	1,448,789	965,529
Total equity (deficit)	295,856	(13,347)	251,120	(60,368)	33,474	(165,358)	(285,928)

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, see “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and certain external users of Fairmount Santrol’s financial statements in evaluating its operating performance.

Management of Fairmount Santrol believes EBITDA and Adjusted EBITDA are useful because they allow Fairmount Santrol to more effectively evaluate its operations from period to period without regard to its financing methods or capital structure. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or more meaningful than, net income as determined in accordance with U.S. GAAP as indicators of Fairmount Santrol’s operating performance. Certain items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA or Adjusted EBITDA. Although Fairmount Santrol attempts to determine EBITDA and Adjusted EBITDA in a manner that is consistent with other companies in its industry, Fairmount Santrol’s computations of EBITDA and Adjusted EBITDA may not be

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

comparable to other similarly titled measures of other companies. Fairmount Santrol believes that EBITDA and Adjusted EBITDA are widely followed measures of operating performance.

Adjusted EBITDA is presented as a performance measure because certain charges or expenses may occur in a particular period and are not indicative of true operating performance. For this reason, Fairmount Santrol management believes Adjusted EBITDA is useful to investors as well.

The following table sets forth a reconciliation of net income, the most directly comparable U.S. GAAP financial measure, to EBITDA and Adjusted EBITDA:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in thousands)
Reconciliation of Adjusted EBITDA
Net income (loss) attributable to Fairmount Santrol Holdings Inc.	$33,839	$(120,287)	$(140,192)	$(92,135)	$170,450	$103,961	$148,886
Interest expense, net	37,630	50,043	65,367	62,242	60,842	61,926	56,714
Provision (benefit) for income taxes	2,126	(98,786)	(99,441)	(1,939)	77,413	45,219	70,369
Depreciation, depletion and amortization expense	59,462	54,501	72,276	66,754	59,379	37,771	27,690

EBITDA	133,057	(114,629)	(101,990)	34,922	368,084	248,877	303,659
Non-cash stock compensation expense(1)	7,582	7,366	8,870	4,525	16,571	10,133	11,434
Goodwill and other asset impairments(2)	—	90,654	93,148	80,188	—	—	273
Restructuring charges(3)	—	—	—	9,221	—	—	—
Loss on disposal of fixed assets(4)	—	—	—	7,915	1,921	6,424	596
Write-off of deferred financing costs(5)	389	—	2,618	864	—	—	—
Gain on repurchase of debt(6)	—	—	(8,718)	—	—	—	—
Transaction expenses(7)	—	—	450	—	638	12,462	1,414
Management fees & expenses paid to sponsor(8)	—	—	—	—	864	2,928	1,274
Loss on extinguishment of debt(9)	—	—	—	—	—	11,760	—
Other charges(10)	—	—	180	465	—	—	—
Initial Public Offering fees & expenses	—	—	—	—	9,213	—	—

Adjusted EBITDA	$141,028	$(16,609)	$(4,902)	$138,100	$397,291	$292,584	$318,650

(1)	Represents the non-cash expense for stock-based awards issued to Fairmount Santrol employees and outside directors.
(2)	Non-cash charges in 2016 are associated with the impairment of mineral reserves and other long-lived assets. The fourth quarter of 2015 included a $69.2 million impairment of goodwill in Fairmount Santrol’s Proppant Solutions segment.
(3)	Expenses associated with restructuring activities and plant closures, including pension withdrawal, severance payments and other liabilities. Fairmount Santrol no longer reflects cash charges related to restructuring as an adjustment to EBITDA in 2016 results.
(4)	Includes losses related to the sale and disposal of certain assets, including property, plant and equipment, discontinued inventory and an investment in foreign operations.
(5)	Represents the write-off of deferred financing fees in relation to term loan prepayment in 2017, term loan repurchases in 2016 and the amendment of Fairmount Santrol’s revolving credit facility in 2015.
(6)	Gain related to the discount on term loan repurchases.
(7)	Expenses associated with term loan repurchases in 2016 and acquisition-related activities in 2014, 2013 and 2012.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(8)	Includes fees and expenses paid to American Securities for consulting and management services pursuant to a management and consulting agreement. The agreement was terminated upon Fairmount Santrol’s initial public offering in October 2014.
(9)	Represents the loss on a portion of the remaining unamortized deferred financing fees upon entering a new credit facility.
(10)	Loss on the curtailment of a pension plan in 2016 and cash payment associated with an audit of Fairmount Santrol’s Employee Stock Bonus Plan in 2015.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Summary Unaudited Pro Forma Combined Financial Information

The following tables set forth summary unaudited pro forma combined statement of income information of Unimin for the year ended December 31, 2016 and summary unaudited pro forma combined balance sheet information of Unimin as of December 31, 2016, in each case after giving effect to the Mergers, the HPQ Carveout, the Cash Redemption, the refinancing of indebtedness and related transactions, as if such transactions occurred on January 1, 2016, with respect to the summary unaudited pro forma combined statement of income information, or December 31, 2016, with respect to the summary unaudited pro forma combined balance sheet information. The summary unaudited pro forma financial combined information was prepared using the acquisition method of accounting with Unimin designated as the accounting acquirer of Fairmount Santrol. You should read the following summary unaudited pro forma combined financial information in conjunction with Fairmount Santrol’s consolidated financial statements and related notes incorporated by reference in this proxy statement/prospectus, Unimin’s consolidated financial statements and related notes, copies of which are attached as Annex F to this proxy statement/prospectus, and “Unaudited Pro Forma Combined Financial Statements” beginning on page 106 of this proxy statement/prospectus.

The following summary unaudited pro forma combined financial information is based on the historical financial statements of Unimin and Fairmount Santrol and is intended to illustrate how the transactions might have affected the historical financial statements of Unimin if each had been consummated as of the dates indicated above. The summary unaudited pro forma combined financial information reflects preliminary estimates and assumptions based on information available at the time of preparation, including fair value estimates of assets and liabilities. The summary unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the unaudited operating results or financial position that would have actually resulted had the transactions occurred as of the dates indicated, nor should it be taken as necessarily indicative of the future financial position or results of operations of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus. In addition, the summary unaudited pro forma combined financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The summary unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the transactions, the costs to integrate the operations of Fairmount Santrol and Unimin or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements. In addition, the summary unaudited pro forma combined financial information does not reflect any potential regulatory actions that may impact the combined company when the transactions are completed or the impact of Merger-related change in control provisions that are currently not factually supportable and/or probable of occurring.

Pro Forma Income Statement Data	Year ended December 31, 2016
($ in thousands, except per share data)
Revenue	$1,517,807
Cost of goods sold	1,214,562
Selling, general and administrative expenses	180,061
Depreciation, depletion and amortization expense	177,325
Goodwill and other asset impairments	102,782
Other operating expense, net	17,883

Income (loss) from operations	(174,806)
Interest expense, net	80,637
Gain on repurchase of debt, net	(5,110)
Equity in (earnings) of investee companies	(1,022)
Other expense, net	12,913

Loss before benefit for income taxes	(262,224)
Income tax benefit	(116,150)

Net income (loss)	(146,074)
Less: Net income attributable to noncontrolling interest holders	67

Net income (loss) attributable to shareholders	$(146,141)

Pro Forma Balance Sheet Data	As of December 31, 2016
($ in thousands)
Cash and cash equivalents	$80,173
Total assets	2,586,625
Long-term debt (including current portion)	1,637,134
Total liabilities	2,138,180
Total shareholders’ equity	197,326

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Summary Historical and Pro Forma Earnings Per Share Information

The following table summarizes unaudited per share information on a historical basis for Unimin and Fairmount Santrol and on an unaudited pro forma combined basis for Unimin and Fairmount Santrol reflecting the Merger and related transactions and adjustments. The following information should be read in conjunction with the audited consolidated financial statements and accompanying notes of Unimin, copies of which are attached as Annex F to this proxy statement/prospectus, and of Fairmount Santrol, which are incorporated by reference in this proxy statement/prospectus, as well as the unaudited pro forma combined financial information beginning on page 106 of this proxy statement/prospectus. The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of what the operating results or financial position would have been if the Merger and related transactions had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical earnings per share, dividends per share and book value per share of Unimin and Fairmount Santrol shown in the table below are derived from their audited consolidated financial statements as of and for the year ended December 31, 2016.

The historical book value per share is computed by dividing total shareholders’ equity by the number of shares outstanding at the end of the period, excluding any shares held in treasury. The unaudited pro forma combined earnings per share is computed by dividing the pro forma earnings per share by the pro forma weighted-average number of shares outstanding after giving effect to the Merger. The unaudited pro forma combined book value per share is computed by dividing total pro forma shareholders’ equity by the pro forma number of shares outstanding at the end of the period. The unaudited pro forma combined per share information is presented as if the Merger and related transactions and adjustments occurred as of the date of the historical financial statements.

	Historical		Unaudited Pro Forma Combined
	Unimin	Fairmount Santrol
Basic Earnings Per Share
Year Ended December 31, 2016	$2.73	$(0.78)	$
Diluted Earnings Per Share
Year Ended December 31, 2016	$2.73	$(0.78)	$
Cash Dividends Per Share
Year Ended December 31, 2016	$37.20	$—	$
Book Value Per Share
As of December 31, 2016	$796.44	$1,049.70	$

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the Fairmount Santrol Merger proposal or the other matters presented herein. As a stockholder of the combined company following the closing of the proposed Merger, you will be subject to all of the risks inherent in the business of Unimin in addition to the risks related to the business of Fairmount Santrol. The market value of your shares will reflect the performance of the business relative to, among other things, that of the competitors of Unimin and Fairmount Santrol and general economic, market and industry conditions.

In addition, the risks associated with Fairmount Santrol can be found in Fairmount Santrol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For information regarding the documents incorporated herein by reference, see the section entitled “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus.

Wherever this document speaks of a Unimin plant, terminal, facility, warehouse, office, laboratory, mine, building or any other edifice or location where Unimin employees function or operate, for purposes of this proxy statement/prospectus, all of these terms are synonymous and refer generally to all of the components of a facility.

Risks Related to Unimin’s Business

Demand fluctuates for the minerals Unimin produces, which could adversely affect Unimin’s results of operations.

Demand in the industries served by Unimin’s customers is influenced by many factors, including the following:

•	demand for oil, natural gas and petroleum products;

•	fluctuations in energy, fuel, oil and natural gas prices and the availability of such fuels;

•	the use of alternative proppants, such as ceramic proppants, in the hydraulic fracturing process or changes in grade mixes for proppants;

•	global and regional economic, political and military events and conditions;

•	well design trends and other disruptive technologies, such as the recent development of West Texas regional sand as an acceptable proppant;

•	changes in residential and commercial construction demands, driven in part by fluctuating interest rates, demographic shifts and customer trends;

•	the movement of Unimin’s customers to locations outside North America;

•	demand for automobiles and other vehicles;

•	the substitution of plastic or other materials for glass;

•	the use of recycled glass in glass production;

•	the ability of customers to recycle scrap/waste material in their processes;

•	competition from offshore competitors of Unimin’s customers, including offshore producers of glass products;

•	“lightweighting” of glass containers such that there is less glass in the container;

•	changes in demand for Unimin’s products due to technological innovations, including the development and use of new processes for oil and gas production that do not require proppants;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	demographic and consumer trends;

•	changes in laws and regulations (or the interpretation thereof) related to the mining and hydraulic fracturing industries, silica dust exposure or the environment;

•	prices, availability and other factors relating to Unimin’s products;

•	the availability of substitute products at lower costs or substitute minerals that provide superior functionality at similar or better economics;

•	increases in costs of labor and labor strikes; and

•	war, riots, insurrection, civil disturbance and criminal activities, including activities of drug cartels.

Unimin cannot predict or control the factors that affect demand for its products. Negative developments in the above factors, among others, could cause the demand for commercial silica or other minerals to decline, which could adversely affect Unimin’s business, financial condition, results of operations, cash flows and prospects.

Unimin’s business and financial performance depend in part on the level of activity in the oil and gas industries.

Approximately 32% of Unimin’s revenues for the year ended December 31, 2016 were derived from sales to companies in the oil and gas industries. As a result, Unimin’s operations are dependent, in part, on the levels of activity in oil and gas exploration, development and production. More specifically, the demand for the proppants Unimin produces is closely related to the number of oil and gas wells completed in geological formations where sand-based proppants are used in hydraulic fracturing activities. These activity levels are affected by both short- and long-term trends in oil and gas prices, among other factors.

Industry conditions that impact the activity levels of oil and natural gas producers are influenced by numerous factors over which Unimin has no control, including:

•	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

•	global weather conditions and natural disasters;

•	worldwide political, military and economic conditions;

•	the cost of producing and delivering oil and natural gas;

•	commodity prices;

•	development of alternative energy sources;

•	changes in demand for proppants; and

•	the ability of the oil and gas industry to comply with OSHA standards for respirable dust.

In recent years, oil and gas prices and, therefore, the level of exploration, development and production activity, have experienced significant fluctuations. Worldwide economic, political and military events, including war, terrorist activity, events in the Middle East and initiatives by the Organization of the Petroleum Exporting Countries (“OPEC”) and other large non-OPEC producers have contributed, and are likely to continue to contribute, to price and volume volatility. Additionally, warmer than normal winters in North America and other weather patterns may adversely impact the short-term demand for natural gas and, therefore, demand for Unimin’s products. Reduction in demand for natural gas to generate electricity could also adversely impact the demand for frac sand.

Any significant reduction in oil and natural gas prices would generally depress the level of oil and natural gas exploration, development, production and well completion activity, which could result in a corresponding

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

decline in the demand for the frac sand Unimin produces. Such a decline could result in Unimin selling fewer tons of frac sand at lower prices or selling lower priced products, which would have a material adverse effect on Unimin’s business, results of operations and financial condition. When demand for frac sand increases, there may not be a corresponding increase in the prices for Unimin’s products or Unimin’s customers may not switch back to higher priced products, which could have a material adverse effect on Unimin’s results of operations and financial condition. The commercial development of economically-viable alternative energy sources could have a similar effect. In addition, the price Unimin receives for sales of its frac sand may be impacted by short-term fluctuations in the demand for frac sand, and any negative fluctuations in this demand could have an adverse effect on Unimin’s results of operations and cash flows.

Any future decreases in the rate at which oil and natural gas reserves are discovered or developed, whether due to the passage of legislation, increased governmental regulation, limitations or prohibitions on exploration and drilling activity, including hydraulic fracturing, or other factors, could have a material adverse effect on Unimin’s business and financial condition, even in a stronger oil and natural gas price environment.

Unimin’s operations are subject to the seasonal and/or cyclical nature of its customers’ businesses, which could adversely affect Unimin’s results of operations.

The substantial majority of Unimin’s sales are to customers in industries that have historically been seasonal, such as glassmaking, construction and foundry, and/or cyclical, such as the oil and natural gas industry. During periods of economic slowdown, such customers often reduce their production rates and also reduce capital expenditures and defer or cancel pending projects. Such developments occur even among customers that are not experiencing financial difficulties.

Demand for industrial minerals is driven to a large extent by the construction and automotive industries. For example, demand for flat glass depends on the automotive and commercial and residential construction and remodeling industries. Demand for commercial silica used to manufacture building products is driven primarily by demand in the construction industry. Demand for foundry silica substantially depends on the rate of automobile, light truck and heavy equipment production as well as construction. Other factors influencing the demand for industrial minerals include (i) the substitution of plastic or other materials for glass, (ii) competition from offshore producers of glass products, (iii) changes in demand for Unimin’s products due to technological innovations and (iv) prices, availability and other factors relating to Unimin’s products.

Unimin cannot predict or control the factors that affect demand for its products. Negative developments in the above factors, among others, could cause the demand for industrial and recreational sand to decline, which could adversely affect Unimin’s business, financial condition, results of operations, cash flows and prospects.

In addition, as transportation costs represent one of the largest costs for Unimin’s customers, if, in response to economic pressures, such customers choose to move their production offshore, the increased logistics costs could reduce demand for Unimin’s products. Continued weakness in the industries Unimin serves has had, and may in the future have, an adverse effect on sales of Unimin’s products and Unimin’s results of operations. A continued or renewed economic downturn in one or more of the industries or geographic regions that Unimin serves, or in the worldwide economy, could cause actual results of operations to differ materially from historical and expected results.

A lack of dependable or available transportation services or infrastructure could have a material adverse effect on Unimin’s business.

Unimin contracts with rail, truck, ship and barge services to move materials from its mines to its production facilities and to move its products on to its customers. Transportation and related costs, including, among other things, freight charges, fuel surcharges, transloading fees, switching fees, railcar lease costs, demurrage costs and storage fees, represent the most significant variable costs that Unimin passes on to its customers. Any significant delays, disruptions or the non-availability of transportation systems and services caused by, among other things,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

labor disputes, strikes, lock-outs, lack of maintenance, human error or malfeasance, accidents, transportation delays, mechanical difficulties, shortages of railcars, trucks, ships or barges, train derailments, bottlenecks, adverse weather conditions, earthquakes, storms, flooding, drought, other natural disasters or environmental events, increased railcar congestion or other events could have a material adverse effect on Unimin’s business. In addition, these events could temporarily impair Unimin’s ability to supply its customers through its logistics network of rail-based terminals or, if Unimin’s customers are not using Unimin’s rail transportation services, the ability of its customers to take delivery and, in certain circumstances, constitute a force majeure event under Unimin’s customer contracts, permitting customers to suspend taking delivery of and paying for Unimin’s products. As Unimin continues to expand its production, the company will need increased investment in transportation infrastructure, including most significantly, additional terminals and railcars.

Unimin is dependent on rail transportation to transport its products.

In 2016, approximately 40% of Unimin’s volume was transported by rail. Therefore, Unimin’s business is highly dependent on rail transportation. A significant disruption of the rail transportation services utilized by Unimin or its customers could cause Unimin’s business and results of operations to be materially adversely affected.

Recent years have seen an increase in rail traffic congestion throughout the U.S. primarily due to overall growth in railroad volumes and a lag in response time from the railroads to adjust for increased demands. From time to time, periodic high demand and unusually adverse weather conditions may cause rail congestion resulting in rail delays and rail logistical problems. Unimin has experienced rail transportation delays in the past. Future periods of congestion or rail transportation shortage may affect Unimin’s ability to supply its products to its customers in a timely or cost-effective manner, particularly where Unimin’s facilities are not located in close proximity to customer locations.

The availability of railcars can also affect Unimin’s ability to transport its products. In addition to the products Unimin supplies, railcars can be used to transport many different types of products across various industries. If railcar owners sell or lease railcars to Unimin’s competitors or to companies operating in other industries, Unimin may not have enough railcars to transport its products. Alternatively, if Unimin were to experience a decline in sales, it could result in railcar over-capacity, which would lead to railcar storage fees while, at the same time, Unimin would continue to incur lease costs for those railcars in storage.

Unimin invests significantly in maintaining and upgrading its railcar fleet in order to meet its customers’ needs and to compete effectively with alternative suppliers. A failure to properly anticipate its customers rail transportation needs or to effectively expend capital could result in Unimin losing business to its competitors.

In many cases, Unimin relies upon third parties to maintain the rail lines from its facilities to the national rail network, and any failure on their part to maintain the lines could impede Unimin’s delivery of products, impose additional costs on Unimin and could have a material adverse effect on its business, results of operations and financial condition.

Unimin depends on trucking to transport a significant portion of its products, particularly in areas of increasing demand for its products. A shortage of available truck drivers and difficulty in truck driver recruitment and retention may have a materially adverse effect on Unimin’s business.

In addition to its rail network, Unimin depends on trucking services, in particular in the areas in which its customers’ activity has experienced rapid increase resulting in spikes in demand for transportation. For example, Unimin recently has been experiencing a significant ramp up in demand from the Permian Basin in West Texas. As a result, there is high demand for qualified truck drivers to supply goods necessary for the proliferation of activity in West Texas at a time when unemployment in the region is low, putting significant pressure on the supply of available qualified truck drivers. Any delay or inability to secure the personnel and services necessary for Unimin to deliver its products to customers in high activity areas in a timely and cost-effective manner could

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

cause customers to use a competitor and could have a material adverse effect on Unimin’s business, results of operations and financial condition.

The U.S. truckload transportation industry as a whole periodically experiences a shortage of qualified drivers, sometimes during periods of economic expansion in which alternative employment opportunities are more plentiful and freight demand increases, or alternatively during periods of economic downturns, in which unemployment benefits might be extended and financing may be limited for independent contractors who seek to purchase equipment or for students who seek financial aid for driving school. Unimin’s independent contractors are responsible for paying for their own equipment, fuel and other operating costs, and significant increases in these costs could cause them to seek higher compensation from Unimin or seek other opportunities within or outside the trucking industry.

The trucking industry suffers from a high driver turnover rate. If Unimin is unable to attract qualified independent contractors, it could be forced to, among other things, limit its growth, decrease the number of its tractors in service, adjust its independent contractor compensation, or pay higher rates to third-party truckload carriers, which could adversely affect Unimin’s profitability and results of operations if not offset by a corresponding increase in customer rates.

Unimin is subject to the risks of owning and operating the Winchester & Western railroad.

Unimin owns and operates the Winchester & Western railroad, a private railroad in New Jersey, West Virginia, Virginia and Maryland. Unimin uses the Winchester & Western railroad to move minerals from its Dividing Creek and Gore facilities to customers via access to the Norfolk Southern and CSX railroads. Operating a railroad is subject to numerous risks and uncertainties, including potential public safety concerns, claims for personal injury and property damage, accidents involving trespassers on the railway, railroad crossing accidents, failure of information technology, severe weather conditions, access to a limited number of suppliers of locomotives and railway equipment, and significant government regulation of health, safety, labor, environmental and other matters. In addition, due to the nature of the railroad business, Unimin’s railroad operations are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters and, to the extent Unimin utilizes the railroad to transport hazardous waste, risks in the handling, storage, transportation and disposal of waste and other materials. Any of these risks could have a material adverse effect on Unimin’s business.

Increasing logistics and transportation costs could reduce Unimin’s revenues by causing its customers to reduce production or by impairing its ability to deliver products to its customers.

Transportation, handling and related costs, including freight charges, fuel surcharges, transloading fees, switching fees, railcar lease costs, demurrage costs and storage fees, tend to be a significant component of Unimin’s total delivered cost of sales. In many instances, transportation costs can represent more than 70% of the delivered cost of Unimin’s products. As a result, the cost of transportation is a critical factor in a customer’s purchasing decision. The high relative cost of transportation related expense tends to favor manufacturers located in close proximity to the customer. Increased costs that cannot be passed on to customers could impair Unimin’s ability to deliver products economically to customers or to expand the company’s customer base. In addition, Unimin’s competitors may be able to deliver products to Unimin’s customers with lower transportation costs, which, in certain cases, may result in loss of business for Unimin.

Unimin transports significant volumes of minerals across long distances and international borders. Any increases in Unimin’s logistics costs, as a result of increases in the price of oil or otherwise, would increase the company’s costs and the final prices of Unimin’s products to its customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase Unimin’s costs or the final cost of its products to its customers or decrease Unimin’s margins. Such increases could harm Unimin’s competitive position and could have a material adverse effect on its business.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Geographic shifts in demand could negatively affect Unimin’s business.

A significant portion of Unimin’s distribution infrastructure is located in or near oil and gas producing areas. However, a significant portion of Unimin’s frac sand processing facilities are located significant distances from its customers. Similarly, in the Industrial segment, a portion of Unimin’s sales benefit from having Unimin facilities in close proximity to customer locations. A shift in demand away from areas where Unimin has significant distribution infrastructure or relocation of its customers’ businesses to areas farther from its facilities or distribution infrastructure could increase Unimin’s costs for delivering its products or result in an inability of Unimin to supply certain customers, which in turn could have a material adverse effect on Unimin’s business, financial condition and results of operations.

Unimin’s business could be adversely affected by strikes or work stoppages by railroad workers, truckers and port workers.

There has been labor unrest, including strikes and work stoppages, among workers at various transportation providers and in industries affecting the transportation industry. Unimin could lose business due to any significant work stoppage or slowdown and, if labor unrest results in increased rates for transportation providers such as truckers or railroad workers, Unimin may not be able to pass these cost increases on to its customers. In the past, there have been strikes involving railroad workers. Future strikes by railroad workers in the United States, Canada or anywhere else where Unimin’s customers’ freight travels by railroad would impact Unimin’s operations. Any significant work stoppage, slowdown or other disruption involving railroads, truckers, ports or draymen could adversely affect Unimin’s business and results of operations.

Unimin’s operations are dependent on its rights and ability to mine its properties and on having renewed or received the required permits and approvals from governmental authorities and other third parties.

Unimin holds numerous governmental, environmental, mining and other permits, water rights and approvals authorizing operations at each of its facilities. A decision by a governmental agency or other third party to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on Unimin’s ability to continue operations at the affected facility. Furthermore, federal, state and local governments could impose a moratorium on mining operations in certain areas. Expansion of Unimin’s existing operations is also predicated on securing the necessary environmental or other permits, and water rights or approvals, which Unimin may not receive in a timely manner or at all. In addition, certain of Unimin’s facilities are located near existing and proposed third-party industrial operations, which could affect Unimin’s ability to fully extract, or the manner in which it extracts, the mineral reserves to which it has mining rights.

Title to, and the area of, mineral properties and water rights may also be disputed. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that Unimin does not have title to one or more of its properties or lacks appropriate water rights could cause Unimin to lose any rights to explore, develop and extract any minerals on that property, without compensation for its prior expenditures relating to such property. Unimin’s business may suffer a material adverse effect in the event one or more of its properties are determined to have title deficiencies.

In some instances, Unimin has received access rights or easements from third parties, which allow for a more efficient operation than would exist without the access or easement. A third party could take action to suspend the access or easement, and any such action could be materially adverse to Unimin’s results of operations or financial condition.

Changes in product mix can have an adverse effect on Unimin’s gross margins and could cause Unimin’s results of operations to fluctuate.

Unimin produces many different products from the minerals it extracts. Customers in the same industry may use different products for similar purposes, some of which may require more processing than others and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

subsequently may be more expensive for Unimin to produce. The costs Unimin experiences at its manufacturing locations depend significantly on the mix of products produced, not all of which Unimin may be able to pass along to its customers, which can reduce Unimin’s margins and which may fluctuate from period to period for a number of reasons. Furthermore, if one or more industries that Unimin supplies were to experience a significant shift in the products it uses, Unimin could be forced to undertake significant expenditures to upgrade its operations to supply these products or to acquire or build additional production capacity in order to meet this demand to the extent Unimin’s current operations cannot be retrofitted to supply such demand.

Unimin may be adversely affected by decreased or shifts in demand for frac sand or the development of either effective alternative proppants or new processes to replace hydraulic fracturing.

Frac sand and coated sand are proppants used in the completion and re-completion of oil and natural gas wells through the process of hydraulic fracturing. Frac sand is the most commonly used proppant and is less expensive than ceramic proppant, which is also used in hydraulic fracturing to stimulate and maintain oil and natural gas production. A significant shift in demand from sand-based proppants to other proppants, such as ceramic proppants, or a shift in demand from higher-margin sand-based proppants to lower-margin sand-based proppants, could have a material adverse effect on Unimin’s business, financial condition and results of operations. The hydraulic fracturing industry is not yet a fully matured industry and is still subject to technological change (for example, horizontal drilling and fracturing is currently less than 10 years old). The development and use of new technology for effective alternative proppants, or new technologies allowing for improved placement of proppants at reduced volumes, or the development of new processes to replace hydraulic fracturing altogether, could also cause a decline in demand for the sand-based proppants Unimin produces and could have a material adverse effect on Unimin’s business, financial condition and results of operations. Similarly, the increase in supply of in-basin sand, which may be of lower cost, in the Permian and Eagleford basins, could adversely affect Unimin’s business, particularly at locations where Unimin sells Northern White sand. In addition, the discovery by competitors of minerals in locations which are closer to Unimin’s customers could provide competitors with a geographic advantage. Any significant reduction in demand for products sold from Unimin’s facilities could have an adverse effect on Unimin’s profitability.

A large percentage of Unimin’s sales are subject to fluctuations in market pricing.

A large percentage of Unimin’s supply agreements have market-based pricing mechanisms. Accordingly, in periods with decreasing prices, Unimin’s results of operations may be lower than if its supply agreements had fixed prices. In periods with increasing prices, Unimin’s supply agreements permit the company to increase prices; however, Unimin’s customers may elect to cease purchasing Unimin’s products if they do not agree with the price increases or are able to find alternative, cheaper sources of supply. Furthermore, certain volume-based supply agreements may influence Unimin’s ability to fully capture current market pricings. These pricing provisions may result in significant variability in Unimin’s results of operations and cash flows from period to period.

A significant percentage of Unimin’s volume is also supplied under fixed price contracts. Over the life of such contracts, the contracted price for such minerals may be below the current market price, at times significantly so. During such periods, this dynamic may depress Unimin’s profit margins as compared to its industry peers.

Changes in supply and demand dynamics could also impact market pricing for Unimin’s products. A number of existing frac sand providers and new industry entrants have recently announced reserve acquisitions, processing capacity expansions and greenfield projects. In periods where sources of supply of raw frac sand exceed demand, prices for frac sand may decline and Unimin’s results of operations and cash flows may continue to decline, be volatile or otherwise be adversely affected. In particular, in 2017 several new and current sand suppliers announced plans to develop new in basin facilities in the Permian and Eagleford basins. While the quality and type of proppants produced in-basin is not always the same as those produced in Northern White

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

locations, the cost of this in-basin sand could be lower and the increase in supply of in-basin sand could become a suitable replacement for all or a portion of the Northern White sands particularly if customers change their sizing and quality specifications to favor in basin sands. These factors could adversely affect Unimin’s business, particularly at locations where Unimin sells Northern White sand.

Unimin may not be able to complete capital expansion projects, the actual costs of any capacity expansion may exceed estimated costs, and Unimin may not be able to secure demand for the incremental production capacity. In addition, actual operating costs for the new capacity may be higher than anticipated.

Unimin undertakes projects from time to time to expand its production capacity and distribution network and to modernize its operations. For example, Unimin is currently constructing a new facility in the Permian basin and is modernizing its nepheline syenite operations in Canada. No assurance can be given that, when Unimin endeavors to open new or upgraded facilities, the expected timetables for opening such facilities will be met in light of the uncertainties inherent in the development of the regulatory framework, construction, the licensing process, legislative action, potential litigation, market conditions and demand for Unimin’s products.

In addition, any capital expansion project involves numerous regulatory, environmental, political and legal uncertainties beyond Unimin’s control and is subject to various risks, including but not limited to:

•	Unimin’s ability to timely obtain necessary authorizations, approvals and permits from regulatory, including environmental, agencies and on terms that are acceptable to Unimin;

•	potential changes in federal, state and local statutes and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project;

•	the inability to acquire rights-of-way or land or water rights on a timely basis on terms that are acceptable to Unimin;

•	the inability to acquire necessary energy supplies, including electricity, natural gas and diesel fuel;

•	labor shortage risks, safety issues and work stoppages;

•	engineering issues;

•	contamination problems;

•	equipment or raw material supply constraints; and

•	unexpected equipment maintenance requirements.

Any of these events could delay the expansion, construction or optimization of Unimin’s facilities.

Any capital expansion will require Unimin to spend substantial capital. If the assumptions on which Unimin’s estimated capital expenditures are based change or are inaccurate, Unimin may require additional funding. Such funding may not be available on acceptable terms or at all. Moreover, actual operating costs once Unimin has completed a capacity expansion may be higher than initially anticipated. Unimin also may not secure off-take commitments for the incremental production from the incremental capacity and may not be able to secure adequate demand for the incremental production.

If Unimin undertakes capital expansion projects, they may not be completed on schedule or at the budgeted cost or at all. Moreover, upon the expenditure of future funds on a particular project, the company’s revenues may not increase immediately, or as anticipated, or at all. For instance, Unimin may construct new facilities over an extended period of time and will not receive any material increases in revenues until the projects are completed. Moreover, Unimin may construct facilities to capture anticipated future growth in a location in which such growth does not materialize or for which Unimin is unable to acquire new customers. Unimin may also rely on estimates of proved, probable or possible reserves in its decision to undertake expansion projects, which may

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

prove to be inaccurate. As a result, Unimin’s new facilities and infrastructure may be unable to achieve Unimin’s expected investment return, which could materially and adversely affect the company’s results of operations and financial position.

Furthermore, substantial investments in transportation infrastructure may be required to effectively execute the capacity expansion, and Unimin may not be successful in expanding its logistical capabilities to accommodate the additional production capacity. A decision by any governmental agency not to issue a required permit or substantial delays in the permitting process could prevent or delay Unimin from pursuing the development or expansion project. In addition, if the demand for Unimin’s products declines during the period the company experiences delays in raising capital or completing the permitting process, Unimin may not realize the expected benefits from the capital expansion project. Furthermore, Unimin’s new or modified facilities may not operate at designed capacity or may cost more to operate than expected.

Any failure to successfully implement any capacity expansion plans due to an inability to obtain necessary permits, insufficient funding, delays, unanticipated costs, adverse market conditions or other factors, or failure to realize the anticipated benefits of Unimin’s capacity expansion plans, including securing demand for the incremental production, could have a material adverse effect on Unimin’s business, financial condition and results of operations.

Unimin relies upon trade secrets, contractual restrictions and patents to protect its proprietary rights. Failure to protect Unimin’s intellectual property rights may undermine its competitive position, and protecting Unimin’s rights or defending against third-party allegations of infringement may be costly.

Unimin’s commercial success depends on its proprietary information and technologies, know-how and other intellectual property. Because of the technical nature of its business, Unimin relies on patents, trade secrets, trademarks and contractual restrictions to protect its intellectual property rights. The measures Unimin takes to protect its trade secrets and other intellectual property rights may be insufficient. Failure to protect, monitor and control the use of existing intellectual property rights could cause Unimin to lose its competitive advantage and incur significant expenses. It is possible that Unimin’s competitors or others could independently develop the same or similar technologies or otherwise obtain access to Unimin’s unpatented technologies. In such case, Unimin’s trade secrets would not prevent third parties from competing with the company. As a result, Unimin’s results of operations may be adversely affected. Furthermore, third parties or Unimin’s employees may infringe or misappropriate the company’s proprietary technologies or other intellectual property rights, which could also harm Unimin’s business and results of operations. Policing unauthorized use of intellectual property rights can be difficult and expensive, and adequate remedies may not be available.

In addition, third parties may claim that Unimin’s products infringe or otherwise violate their patents or other proprietary rights and seek corresponding damages or injunctive relief. Defending against such claims, with or without merit, could be time-consuming and result in costly litigation. An adverse outcome in any such litigation could subject Unimin to significant liability to third parties (potentially including treble damages) or temporary or permanent injunctions prohibiting the manufacture or sale of Unimin’s products, the use of its technologies or the conduct of its business. Any adverse outcome could also require Unimin to seek licenses from third parties (which may not be available on acceptable terms, or at all) or to make substantial one-time or ongoing royalty payments. Protracted litigation could also result in Unimin’s customers or potential customers deferring or limiting their purchase or use of Unimin’s products until resolution of such litigation. In addition, Unimin may not have insurance coverage in connection with such litigation and may have to bear all costs arising from any such litigation to the extent Unimin is unable to recover them from other parties. Any of these outcomes could have a material adverse effect on Unimin’s business, financial condition and results of operations.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Unimin’s future performance will depend on its ability to succeed in competitive industries and on its ability to appropriately react to potential fluctuations in demand for and supply of it products.

Unimin operates in highly competitive industries that are characterized by a number of large, national producers and a larger number of small, regional or local producers. Competition in the industries in which Unimin operates is based on price, consistency and quality of product, site location, distribution and logistics capabilities, customer service, reliability of supply, breadth of product offering, availability of economic substitutes and technical support.

Unimin competes with national producers such as Badger Mining Corporation (which owns Atlas Resin Proppants LLC), CARBO Ceramics Inc., Emerge Energy Services LP, Fairmount Santrol, Hi-Crush Partners, LP, Momentive Performance Materials Inc., Preferred Sands LLC, Smart Sand Inc., Superior Silica and U.S. Silica Holdings, Inc. Certain of Unimin’s large competitors may have greater financial and other resources than Unimin does, may develop superior technology or may have production facilities that are located closer to key customers than Unimin’s.

Unimin also competes with smaller, regional or local producers. For instance, prior to 2015, there had been an increasing number of small producers servicing frac sand customers due to increased demand for hydraulic fracturing services. If demand for hydraulic fracturing services decreases and the supply of frac sand increases, prices for frac sand could continue to materially decrease as less-efficient producers exit the industry, selling frac sand at below market prices. Furthermore, competitors may choose to consolidate, which could provide them with greater financial and other resources and negatively impact demand for Unimin’s frac sand products. In addition, oil and natural gas exploration and production companies and other providers of hydraulic fracturing services could acquire their own frac sand reserves, expand their existing frac sand production capacity or otherwise fulfill their own proppant requirements and existing or new frac sand producers could add to or expand their frac sand production capacity, which would negatively impact demand for Unimin’s frac sand products.

In Unimin’s Industrial segment, Unimin competes with large diversified companies but also with smaller, local or regional producers. Competitors may produce minerals similar to those sold by Unimin or they may produce substitute products that offer similar functionality. In the Industrial segment, Unimin competes primarily against U.S. Silica Holdings, Fairmount Santrol, Short Mountain Silica, J.R. Simplot, A.F. Gelhar Co., Inc., Badger Mining Corporation, The Nugent Sand Co., Inc., Manley Bros. of Indiana, Inc., G3 Enterprises, Lane Mountain Company, Florida Rock Industries, Whibco of New Jersey, Inc., Sierra Silica, Mavisa, Astra, Imerys, Active Minerals, Old Hickory, Minerali, 3M, Carmeuse Lime, Lhoist, Granite Mountain, J.M. Huber, Cimbar, Omya and Custom Grinders. Imported products which Unimin distributes for Sibelco compete with international competitors, primarily in Europe.

Unimin may not be able to compete successfully against either larger or smaller competitors in the future, and competition could have a material adverse effect on Unimin’s business, financial condition and results of operations.

Certain of Unimin’s products may be susceptible to displacement by alternative products.

Certain of the products Unimin produces supply customers for which there are limited alternatives currently available. For example, Unimin is one of the world’s leading producers of low-iron nepheline syenite used in glass, ceramics, paint and plastics. However, while there are currently limited alternatives available to Unimin’s nepheline syenite customers, other minerals can provide similar functional benefits. If these alternative products can be processed to provide a more cost-effective solution, the nature of the business presents an increased risk of an industry-wide switch to such alternative product, which could have a material adverse effect on Unimin’s business, financial condition and results of operations.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

If Unimin’s customers delay or fail to pay a significant amount of their outstanding receivables, it could have a material adverse effect on Unimin’s business, results of operations and financial condition.

Unimin may be subject to its customers delaying or failing to pay their invoices. In weak economic environments, Unimin may experience increased delays or failures due to, among other reasons, a reduction in its customers’ cash flow from operations and their access to the credit markets. If Unimin’s customers delay or fail to pay a significant amount of their outstanding receivables, it could have a material adverse effect on Unimin’s business, results of operations and financial condition.

Some of Unimin’s customers may experience financial difficulties, including insolvency. If a customer cannot provide Unimin with reasonable assurance of payment, Unimin may be required to fully reserve the outstanding accounts receivable balance for the customer. Although Unimin will continue to try to obtain payments from these customers, it is likely that one or more of these customers will not pay for their purchases of Unimin’s products. With respect to customers that are in bankruptcy proceedings, Unimin similarly may not be able to collect sums owed by these customers and also may be required to refund pre-petition amounts paid during the preference period (typically 90 days) prior to the bankruptcy filing.

Unimin’s credit procedures and policies may not be adequate to fully eliminate customer credit risk. If Unimin fails to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and Unimin’s inability to re-market or otherwise sell the volumes could have a material adverse effect on Unimin’s business, financial condition and results of operations.

A large portion of Unimin’s sales is generated by a limited number of customers, and the loss of, or a significant reduction in purchases by, Unimin’s largest customers could adversely affect its operations.

During the year ended December 31, 2016, Unimin’s top 10 customers accounted for approximately 40% of its sales, and Unimin’s largest customer, Halliburton Energy Services, accounted for approximately 12% of its sales. These customers may not continue to purchase the same level of Unimin’s products in the future due to a variety of reasons. For example, some of Unimin’s top customers could go out of business or, alternatively, be acquired by other companies that purchase the same products and services provided by Unimin from other third-party providers. Unimin’s customers could also seek to capture and develop their own sources of minerals they purchase from Unimin. Over the course of their relationships, Unimin has sold product to its largest customers on both a purchase order basis and pursuant to supply agreements. Unimin currently has supply agreements with certain of its top customers that contain customary termination provisions for bankruptcy related events and uncured breaches of the applicable agreement.

Upon the expiration of Unimin’s current supply agreements, its customers may not continue to purchase the same levels of product due to a variety of reasons. In addition, Unimin may choose to renegotiate its existing contracts on less favorable terms or at reduced volumes in order to preserve relationships with its customers. Upon the expiration of Unimin’s current contract terms, Unimin may be unable to renew its existing contracts or enter into new contracts on terms favorable to Unimin, or at all. The demand for Unimin’s products or prevailing prices at the time Unimin’s current supply agreements expire may render entry into new long-term supply agreements difficult or impossible. Any renegotiation of Unimin’s contracts on less favorable terms, or inability to enter into new contracts on economically acceptable terms upon the expiration of Unimin’s current contracts, could have a material adverse effect on Unimin’s business, financial condition and results of operations.

If any of Unimin’s major customers substantially reduces or altogether ceases purchasing Unimin’s products and Unimin is not able to generate replacement sales, Unimin’s business, financial condition and results of operations could be adversely affected until such time as the company can generate replacement sales.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Certain of Unimin’s contracts contain provisions requiring Unimin to deliver minimum amounts of minerals or purchase minimum amounts of services. Noncompliance with these contractual obligations may result in penalties or termination of the agreement.

In certain instances, Unimin commits to deliver products or purchase services, under penalty of nonperformance. If Unimin is unable to meet the minimum contract requirements, the counterparty may be permitted to terminate the agreements or require Unimin to pay a fee. The amount of the fee would be based on the difference between the minimum amount contracted for and the amount delivered or purchased. In such events, Unimin’s business, financial condition and results of operations may be materially adversely affected.

Unimin’s operations are subject to operating risks that are often beyond its control and could adversely affect production levels and costs, and such risks may not be covered by insurance.

Unimin’s mining, processing and production facilities are subject to risks normally encountered by such facilities in the industries in which Unimin operates. These risks include:

•	changes in the price and availability of transportation;

•	changes in the price and availability of natural gas, propane, fuel oil or electricity;

•	changes in product mix and the costs of producing various products;

•	unusual or unexpected geological formations or pressures;

•	cave-ins, pit wall failures, stockpile sloughs or rock falls, particularly in underground mines;

•	unanticipated ground, grade, sinkhole or water conditions;

•	extreme seasonal weather conditions;

•	hazardous or catastrophic weather conditions or events, including flooding, tornadoes, hail and/or ice storms and hurricanes, and the physical impacts of climate change;

•	environmental hazards;

•	industrial accidents, including injuries to key personnel;

•	physical facility security breaches;

•	changes in laws and regulations (or the interpretation thereof) or increased public scrutiny related to the mining, drilling, well completion and hydraulic fracturing industries, silica dust exposure or the environment;

•	nonperformance of contractual obligations;

•	inability to acquire or maintain necessary permits or mining or water rights;

•	restrictions on blasting and mining operations, including potential moratoriums on mining as a result of local activism or complaints;

•	inability to obtain necessary production equipment or replacement parts in a timely manner;

•	reduction in the amount of water available for processing;

•	labor disputes;

•	cybersecurity breaches;

•	technical difficulties or key equipment failures;

•	late delivery of supplies;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	fires, explosions or other accidents;

•	facility shutdowns in response to environmental regulatory actions;

•	facility shutdowns or speed losses due to community restrictions; and

•	loss of key operational personnel.

Any of these risks could result in damage to, or destruction of, Unimin’s mining properties or production facilities, personal injury, environmental damage, delays in mining or processing, losses or possible legal liability. Any prolonged downtime or shutdowns at Unimin’s mining properties or production facilities could have a material adverse effect on Unimin. In addition, not all of these risks are reasonably insurable, and Unimin’s insurance coverage contains limits, deductibles, exclusions and endorsements. Unimin’s insurance coverage may not be sufficient to meet its needs in the event of loss, and any such loss may have a material adverse effect on the company.

A significant portion of Unimin’s volume is generated from its Utica, Kasota and Tunnel City production facilities. Additionally, a significant portion of Unimin’s energy sales are generated at terminals located in various shale plays. Any adverse developments at any of these production facilities and terminals or in the industries they serve could have a material adverse effect on Unimin’s business, financial condition and results of operations.

A significant portion of Unimin’s volume is generated from its Utica, Kasota and Tunnel City production facilities located in Illinois, Minnesota and Wisconsin, respectively. For the year ended December 31, 2017, approximately 32% of Unimin’s total volume was shipped from these facilities. In addition, a significant portion of Unimin’s energy sales are generated at terminals located in various shale plays. Any adverse developments at these production facilities and terminals or in the industries these facilities serve, including adverse developments due to catastrophic events or weather (including floods, windstorms, ice storms or tornadoes), adverse government regulatory impacts, private actions by residents of the local or surrounding communities, decreased demand for the products these facilities produce, adverse developments affecting customers served by these facilities or transportation-related constraints, could have a material adverse effect on Unimin’s business, financial condition and results of operations.

In addition, any adverse development at Unimin’s production facilities that would cause Unimin to curtail, suspend or terminate operations at the production facilities could result in Unimin being unable to meet its contracted deliveries. If Unimin is unable to deliver contracted volumes within the required time frame, or otherwise arrange for delivery from a third party, it could be required to pay make-whole payments to its customers that could have a material adverse effect on Unimin’s financial condition and results of operations.

The manufacture of Unimin’s products is dependent on the availability of raw materials and feedstocks.

Unimin depends on its suppliers for the raw materials and feedstocks necessary to produce many of its products. If Unimin is unable to secure adequate, cost effective supply commitments for the raw materials and feedstocks associated with its products, its ability to produce and sell various products at profitable margins may be adversely impacted. Many raw materials and feedstocks are not sold pursuant to long-term contracts and Unimin cannot guarantee that its suppliers will continue to provide necessary raw materials or feedstocks at reasonable prices or at all. The loss of key suppliers could have material adverse effect on Unimin’s business, financial condition and results of operations.

Reduced access, lack of or inability to obtain access to water may adversely affect Unimin’s operations or the operations of Unimin’s customers.

The mining and processing activities in which Unimin engages at a number of its facilities require significant amounts of water, and some of Unimin’s facilities are located in areas that are water-constrained.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Additionally, the development of oil and gas properties through fracture stimulation likewise requires significant water use. Unimin has obtained water rights that it currently uses to service the activities on its various properties, and Unimin plans to obtain all required water rights to service other properties it may develop or acquire in the future. However, the amount of water that Unimin and its customers are entitled to use pursuant to its water rights must be determined by the appropriate regulatory authorities in the jurisdictions in which Unimin and its customers operate. Such regulatory authorities may amend the regulations regarding such water rights, increase the cost of maintaining such water rights or eliminate Unimin’s current water rights, and Unimin and its customers may be unable to retain all or a portion of such water rights. These new regulations, which could also affect local municipalities and other industrial operations, could have a material adverse effect on Unimin’s operating costs and effectiveness if implemented. Such changes in laws, regulations or government policy and related interpretations pertaining to water rights may alter the environment in which Unimin and its customers do business, which may negatively affect Unimin’s financial condition and results of operations. Additionally, a water discharge permit may be required to properly dispose of water at Unimin’s processing sites. The water discharge permitting process is also subject to regulatory discretion, and any inability to obtain the necessary permits could have an adverse effect on Unimin’s financial condition and results of operations.

Title to Unimin’s mineral properties and water rights, and royalties related to Unimin’s production, may be disputed.

Title to, and the area of, mineral properties and water rights, and royalties related to Unimin’s production of sand and other minerals, may be disputed. A successful claim that Unimin lacks appropriate mineral and water rights on one or more of its properties could cause Unimin to lose any rights to explore, develop and operate mines on that property. Any decrease or disruption in Unimin’s mineral rights may adversely affect its operations. In some instances, Unimin has received access rights or easements from third parties, which allow for a more efficient operation than would exist without the access or easement. A third party could take action to suspend the access or easement, and any such action could be materially adverse to Unimin’s results of operations or financial condition.

Unimin does not own the land on which the majority of its terminal facilities are located, and in some cases does not own the related terminal assets and relies on long term leases or access agreements with third parties, including customers, which could disrupt Unimin’s operations.

Unimin does not own the land on which the majority of its terminals are located and instead owns leasehold interests and rights-of-way for the operation of these facilities. Upon expiration, termination or other lapse of its current leasehold terms, Unimin may be unable to renew its existing leases or rights-of-way on terms favorable to Unimin, or at all. Any renegotiation on less favorable terms or inability to enter into new leases on economically acceptable terms upon the expiration, termination or other lapse of Unimin’s current leases or rights-of-way could cause Unimin to cease operations on the affected land, increase costs related to continuing operations elsewhere and have a material adverse effect on Unimin’s business, financial condition and results of operations. In addition, operating a terminal under a lease can involve escalating costs to Unimin and additional operational difficulties, including with regard to hiring and retaining skilled personnel.

In addition, with respect to certain terminals, Unimin does not own the terminal assets themselves. With respect to these terminals, Unimin has negotiated either long term leases with third parties or, in the case of certain customer-owned terminals, exclusive access agreements to the terminal. Any leases are subject to the risks of renegotiation at less favorable terms or the risk of failure to enter into new leases on economically acceptable terms. In certain circumstances, the terminals Unimin uses are owned by customers and Unimin’s terminal access agreements are tied to supply agreements with these customers. In these cases it is possible that Unimin’s ability to continue operating these terminals could be impeded if the customer’s volume needs diverge from Unimin’s ability to supply those needs and the customer no longer allows access to or use of the terminal.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

If Unimin cannot successfully complete acquisitions or integrate acquired businesses, its growth may be limited and its financial condition may be adversely affected.

One element of Unimin’s business strategy includes supplementing internal growth by pursuing acquisitions. Any acquisition may involve potential risks, including, among other things:

•	the validity of Unimin’s assumptions about mineral reserves and future production, sales, capital expenditures, operating expenses and costs, including synergies;

•	difficulties and delays in realizing anticipated benefits from the acquired businesses;

•	an inability to successfully integrate the businesses that are acquired;

•	the use of a significant portion of Unimin’s available cash or borrowing capacity to finance acquisitions and the subsequent decrease in Unimin’s liquidity;

•	a significant increase in Unimin’s interest expense or financial leverage if Unimin incurs additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which Unimin is not indemnified or for which the third party’s indemnity obtained by Unimin is inadequate;

•	the diversion of management’s attention from other business concerns;

•	an inability to hire, train or retain qualified personnel both to manage and to operate Unimin’s growing business and assets;

•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties encountered in operating in new geographic areas;

•	the loss of customers or key employees at the acquired businesses; and

•	the accuracy of data obtained from production reports and engineering studies, geophysical and geological analyses, and other information used when deciding to acquire a property, the results of which are often inconclusive and subject to various interpretations.

If Unimin cannot successfully complete acquisitions, realize the anticipated benefits of such acquisitions or integrate acquired businesses, Unimin’s growth or financial condition may be adversely affected.

Inaccuracies in Unimin’s estimates of mineral reserves could result in lower than expected sales and higher than expected costs.

Unimin bases its mineral reserve estimates on engineering, economic and geological data assembled and analyzed by its engineers and geologists, which are reviewed by outside firms. However, mineral reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from available drilling data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of mineral reserves and costs to mine recoverable reserves, including many factors beyond Unimin’s control. Estimates of economically recoverable mineral reserves necessarily depend on a number of factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of products, operating costs, mining technology improvements, development costs and reclamation costs;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies; and

•	changes in product mix.

Any inaccuracy in Unimin’s estimates related to its mineral reserves could result in lower than expected sales and higher than expected costs.

Mine closures entail substantial costs, and if Unimin closes one or more of its mines sooner than anticipated, Unimin’s results of operations may be adversely affected.

Unimin bases its assumptions regarding the life of its mines on detailed studies that it performs from time to time, but these studies and assumptions do not always prove to be accurate. If Unimin closes any of its mines sooner than expected, sales will decline unless Unimin is able to increase production at any of its other mines, which may not be possible. The closure of an open-pit mine also involves significant fixed closure costs, including accelerated employment legacy costs, severance-related obligations, reclamation and other environmental costs and the costs of terminating long-term obligations, including energy contracts and equipment leases. Unimin accrues for the costs of reclaiming open pits, stockpiles, tailings ponds, roads and other mining support areas over the estimated mining life of its property. If Unimin were to reduce the estimated life of any of its mines, the fixed mine closure costs would be applied to a shorter period of production, which would increase production costs per ton produced and could materially and adversely affect Unimin’s results of operations and financial condition.

Applicable statutes and regulations require that mining property be reclaimed following a mine closure in accordance with specified standards and an approved reclamation plan. The plan addresses matters such as removal of facilities and equipment, regrading, prevention of erosion and other forms of water pollution, re-vegetation and post-mining land use. Unimin may be required to post a surety bond or other form of financial assurance equal to the cost of reclamation as set forth in the approved reclamation plan. The establishment of the final mine closure reclamation liability is based on permit requirements and requires various estimates and assumptions, principally associated with reclamation costs and production levels. If Unimin’s accruals for expected reclamation and other costs associated with mine closures for which Unimin will be responsible were later determined to be insufficient, Unimin’s business, results of operations and financial condition would be adversely affected.

Unimin’s production processes consume large amounts of natural gas and electricity. An increase in the price or a significant interruption in the supply of these or any other significant raw material costs could have a material adverse effect on Unimin’s business, financial condition or results of operations.

Energy costs, primarily natural gas and electricity, are among Unimin’s highest costs of product sold. Natural gas is the primary fuel source used for drying sand in the commercial silica production process and, as such, Unimin’s profitability is impacted by the price and availability of natural gas it purchases from third parties. The price and supply of natural gas are unpredictable and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside Unimin’s control, such as changes in supply and demand due to weather conditions, actions by OPEC and other oil and natural gas producers, regional production patterns and environmental concerns. Furthermore, utility companies could enforce natural gas curtailments that affect Unimin’s operations. In addition, potential climate change regulations or carbon or emissions taxes could result in higher production costs for energy, which may be passed on to Unimin in whole or in part. In the past, the price of natural gas has been extremely volatile, and Unimin expects that this volatility may continue. For example, during the year ended December 31, 2017, the monthly closing price of natural gas on the New York Mercantile Exchange ranged from a high of $3.93 per million British Thermal Units (“BTUs”) to a low of $2.63 per million BTUs. In order to manage the above risk, Unimin may hedge natural gas prices through the use of derivative financial instruments, such as forwards, swaps and futures.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

However, these measures carry risk (including nonperformance by counterparties) and do not in any event entirely eliminate the risk of decreased margins as a result of natural gas price increases. A significant increase in the price of energy that is not recovered through an increase in the price of Unimin’s products or an extended interruption in the supply of natural gas or electricity to Unimin’s production facilities could have a material adverse effect on Unimin’s business, financial condition, results of operations, cash flows and prospects.

Increases in the price of diesel fuel may adversely affect Unimin’s results of operations.

Diesel fuel costs generally fluctuate with increasing and decreasing world crude oil prices and accordingly are subject to political, economic and market factors that are outside of Unimin’s control. Unimin’s operations are dependent on earthmoving equipment, railcars and tractor trailers, and diesel fuel costs are a significant component of the operating expense of these vehicles. Unimin uses earthmoving equipment in its mining operations, and Unimin ships the vast majority of its products by either railcar or tractor trailer. To the extent that Unimin performs these services with equipment that it owns, Unimin is responsible for buying and supplying the diesel fuel needed to operate these vehicles. To the extent that these services are provided by independent contractors, Unimin may be subject to fuel surcharges that attempt to recoup increased diesel fuel expenses. To the extent that Unimin is unable to pass along increased diesel fuel costs to its customers, Unimin’s results of operations could be adversely affected.

Phenol is the primary component of the resins Unimin buys, and Unimin’s resin supply agreements contain market-based pricing provisions based on the cost of phenol. As a result, Unimin is exposed to fluctuations in the prices for phenol.

A significant increase in the price of phenol that is not recovered through an increase in the price of Unimin’s resin products could have a material adverse effect on Unimin’s business, financial condition and results of operations.

A shortage of skilled labor together with rising labor costs in the mining industry may further increase operating costs, which could adversely affect Unimin’s results of operations.

Efficient mining using modern techniques and equipment requires skilled laborers, preferably with several years of experience and proficiency in multiple mining tasks, including processing of mined minerals. If the shortage of experienced labor continues or worsens or if Unimin is unable to train the necessary number of skilled laborers, there could be an adverse impact on Unimin’s labor productivity and costs and its ability to expand production.

Unimin’s business may suffer if it loses, or is unable to attract and retain, key personnel.

Unimin depends to a large extent on the services of its key personnel. Unimin’s key employees have extensive experience and expertise in evaluating and analyzing industrial mineral properties, building new processing facilities, maximizing production from such properties, marketing industrial mineral production, transportation, distribution and developing and executing financing and hedging strategies, as well as substantial experience and relationships with participants in the industries that Unimin serves. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. Further, most of Unimin’s key employees are not employed pursuant to employment agreements. The loss of any of Unimin’s key employees or the failure to attract additional personnel, as needed, could have a material adverse effect on Unimin’s operations and could lead to higher labor costs or the use of less-qualified personnel. If any of Unimin’s key employees were to join a competitor, or form a competing company, the company could lose customers, suppliers, know-how and key personnel. Unimin does not maintain key-man life insurance with respect to any of its employees. Unimin’s success is dependent on its ability to continue to attract, employ and retain highly-skilled personnel.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Unimin’s profitability could be negatively affected if it fails to maintain satisfactory labor relations.

As of December 31, 2017, approximately 40% of Unimin’s labor force was covered under 26 union agreements in the United States, Canada and Mexico. These agreements are renegotiated when their terms expire. There are four agreements that are due to be renegotiated in 2018 for the U.S. and Canada. The 10 agreements in Mexico are renegotiated annually. If Unimin is unable to renegotiate acceptable collective bargaining agreements with these labor unions in the future, Unimin could experience, among other things, strikes, work stoppages or other slowdowns by its workers and increased operating costs as a result of higher wages, health care costs or benefits paid to its employees. An inability to maintain good relations with its workforce could cause a material adverse effect on Unimin’s business, financial condition and results of operations.

Failure to maintain effective quality control systems at Unimin’s mining, processing and production facilities could have a material adverse effect on Unimin’s business, financial condition and operations.

The performance, quality and safety of Unimin’s products are critical to the success of its business. These factors depend significantly on the effectiveness of Unimin’s quality control systems, which, in turn, depends on a number of factors, including the design of Unimin’s quality control systems, its quality-training program and its ability to ensure that its employees adhere to the quality control policies and guidelines. Any significant failure or deterioration of Unimin’s quality control systems could have a material adverse effect on Unimin’s business, financial condition, results of operations and reputation.

Severe weather conditions could have a material adverse impact on Unimin’s business.

Unimin’s business could be materially adversely affected by weather conditions. Severe weather conditions may affect its customers’ operations, thus reducing their need for Unimin’s products. Weather conditions may impact Unimin’s operations, resulting in weather-related damage to its facilities and equipment or an inability to deliver equipment, personnel and products to job sites in accordance with contract schedules. In addition, the United States Environmental Protection Agency (the “EPA”) has stated that climate change may lead to the increased frequency and severity of extreme weather events. Any such interference with Unimin’s operations could force the company to delay or curtail services and potentially breach its contractual obligations or result in a loss of productivity and an increase in its operating costs.

In addition, severe winter weather conditions impact Unimin’s operations by causing it to halt its excavation and wet plant related production activities at many of its facilities during the winter months. At such facilities, during non-winter months, Unimin excavates excess sand to build a washed sand stockpile that feeds the dry plant, which continues to operate during the winter months. Unexpected winter conditions (e.g., if winter conditions come earlier than expected or last longer than expected) may result in Unimin not having a sufficient sand stockpile to supply feedstock for Unimin’s dry plant during winter months, which could result in Unimin being unable to meet its contracted sand deliveries during such time and lead to a material adverse effect on Unimin’s business, financial condition, results of operations and reputation.

Unimin’s sales and profitability fluctuate on a seasonal basis and are affected by a variety of other factors.

Unimin’s sales and profitability are affected by a variety of factors, including actions of competitors, changes in general economic conditions, weather conditions, variability of demand impacting fixed cost leverage and seasonal periods. As a result, Unimin’s results of operations may fluctuate on a quarterly basis and relative to corresponding periods in prior years, and any of these factors could adversely affect Unimin’s business and cause its results of operations to decline. For example, Unimin sells more of its products in the second and third quarters to customers who operate in the Industrial segment due to the seasonal rise in construction driven by more favorable weather conditions. Unimin sells fewer of its products in the first and fourth quarters due to reduced construction and recreational activity largely as a result of adverse weather conditions. Any unanticipated decrease in demand for Unimin’s products during the second and third quarters could have a material adverse effect on Unimin’s sales and profitability.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

In addition to supply considerations, severe weather conditions may curtail Unimin’s customers’ drilling activities and impair rail shipment and transportation services and, as a result, Unimin’s sales volumes to customers may similarly be adversely affected. Unexpected winter weather conditions may compound these seasonal impacts and could result in a material adverse effect on Unimin’s business, financial condition and results of operations.

Unimin may be subject to interruptions or failures in its information technology systems. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

Unimin relies on sophisticated information technology systems and infrastructure to process transactions, summarize its operating results and manage its business. Unimin’s information technology systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events, such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism and usage errors by Unimin’s employees. If Unimin’s information technology systems are damaged or cease to function properly, Unimin may have to make a significant investment to fix or replace them, and Unimin may suffer loss of critical data, interruptions or delays in its operations and become subject to negative publicity. The reliability and capacity of Unimin’s information technology systems is critical to Unimin’s operations and the implementation of its growth initiatives. Any material disruption in Unimin’s information technology systems, or delays or difficulties in implementing or integrating new systems or enhancing current systems, could have an adverse effect on Unimin’s business and results of operations.

Unimin’s information technologies, systems and networks, and those of its vendors, suppliers and other business partners, may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Unimin’s systems and insurance coverage for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, Unimin will likely be required to expend additional resources to continue to modify or enhance its protective measures or to investigate and remediate any vulnerability to cyber incidents. Unimin’s insurance coverage for cyber-attacks may not be sufficient to cover all the losses Unimin may experience as a result of such cyber-attacks.

Unimin believes that there is a significant risk that the combined company will be a “United States Real Property Holding Corporation” for U.S. federal income tax purposes.

Unimin believes that there is a significant risk that the combined company will be a “United States real property holding corporation” (a “USRPHC”) within the meaning of Section 897 of the Code immediately following the closing of the Mergers.

If the combined company is a USRPHC after the closing of the Mergers, a non-U.S. holder may be subject to the FIRPTA Tax (as defined herein) on a future sale or other disposition of combined company common stock. For a detailed discussion of the FIRPTA Tax, non-U.S. holders should read the discussion in the section entitled “Material United States Federal Income Tax Consequences of the Transaction” in this proxy statement/prospectus, particularly the section entitled “U.S. Federal Income Taxation of Holding Combined Company Common Stock—FIRPTA Tax in respect of combined company common stock.”

Unimin’s international operations expose it to risks inherent in doing business abroad.

Unimin conducts business in many parts of the world, including Argentina, Mexico and Canada. Unimin’s international operations are subject to the various laws and regulations of those respective countries as well as various risks peculiar to each country, which may include, but are not limited to:

•	global economic conditions;

•	political actions and requirements of national governments, including trade restrictions, embargoes, seizure, detention, nationalization and expropriations of assets;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	changes in and interpretation of tax statutes and requirements of taxing authorities worldwide, routine examination by taxing authorities and assessment of additional taxes, penalties and/or interest;

•	war, civil unrest, riots and insurrections;

•	acts of terrorism;

•	criminal activities, including activities of drug cartels;

•	the potential for the expropriation and nationalization of mines and other assets;

•	devaluations and other fluctuations in currency exchange rates;

•	the impact of inflation;

•	trade protection measures;

•	restrictions on foreign investments;

•	limitations on Unimin’s ability to enforce legal rights and remedies;

•	difficulty in repatriating foreign currency received in excess of the local currency requirements; and

•	weak intellectual property protection.

Unimin is currently subject to and, following the closing of the Merger, the combined company will continue to be be subject to the U.S. Foreign Corrupt Practice Act (“FCPA”) and other antibribery legislation and regulations applicable to it in other countries. The combined company’s ability to comply with the FCPA and other anti-bribery legislation is dependent on the success of its ongoing compliance program, including its ability to continue to manage its agents and business partners, and supervise, train and retain competent employees. The combined company could be subject to sanctions and civil and criminal prosecution as well as fines and penalties in the event of a finding of a violation of the FCPA by Unimin or any of its employees.

A terrorist attack or armed conflict could harm Unimin’s business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries in which Unimin operates could adversely affect the U.S. and global economies and could prevent Unimin from meeting its financial and other obligations. Unimin could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, production facilities, processing facilities or refineries are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and gas, which, in turn, could also reduce the demand for Unimin’s products and services. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect Unimin’s results of operations, impair its ability to raise capital or otherwise adversely impact Unimin’s ability to realize certain business strategies.

Unimin may incur substantial product liability exposure due to the use or misuse of its products, and its product liability insurance may be insufficient to cover claims against Unimin.

Unimin’s business exposes Unimin to potential liability risks as a result of the use or misuse of its products. Unimin may face liability to its distributors and customers and it could also face substantial liability for damages if the ultimate end use of its products causes harm to consumers and other users. Any such failures or defects could affect Unimin’s relationships with its distributors and customers, harm its reputation in the market and have an adverse effect on its business. In addition, if any judgments or liabilities are material in size, Unimin may be unable to satisfy such liabilities. It is possible that widespread product liability claims could increase Unimin’s costs and adversely affect Unimin’s revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase Unimin’s costs through higher insurance premiums and deductibles and may make it more difficult to secure adequate insurance coverage in the future. In addition, Unimin’s product liability

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

insurance may fail to cover future product liability claims, thereby requiring Unimin to pay substantial monetary damages and adversely affecting its business.

Failure to maintain effective quality control systems at its mining facilities and terminals could have a material adverse effect on Unimin’s business, financial conditions and operations.

The performance, quality and safety of the products and services which Unimin offers to its customers are critical to the success of its business. These factors depend significantly on the effectiveness of the quality control systems at Unimin’s facilities and terminals, which, in turn, depends on a number of factors, including the design of its quality control systems, the effectiveness and consistency of its quality-training program and its ability to ensure that its employees comply with its quality control policies and guidelines. Any significant failure or deterioration of Unimin’s quality control systems could have a material adverse effect on its business, financial condition, results of operations and reputation.

The increasing cost of employee healthcare may have an adverse effect on Unimin’s profitability.

The cost of providing healthcare coverage for its employees is becoming an increasingly significant operating cost for many companies, including Unimin. If healthcare costs continue to increase at a rapid pace, Unimin may not pass on these costs to employees. Therefore, if Unimin is unable to offset rising healthcare costs through improved operating efficiencies and reduced expenditures, the increased costs of employee healthcare may have an adverse effect on its profitability and operating results.

Risks Related to Environmental, Mining and Other Regulation

Unimin and its customers are subject to extensive environmental and health and safety regulations that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect Unimin’s results of operations.

Unimin is subject to a variety of federal, state, provincial and local regulatory environmental requirements affecting the mining and mineral processing industry, including, among others, those relating to employee health and safety, environmental permitting and licensing, air and water emissions, greenhouse gas emissions, water pollution, waste management, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, hazardous materials and natural resources. Some environmental laws impose substantial penalties for noncompliance, and others, such as the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA” or the “Superfund law”), impose strict, retroactive and joint and several liability for the remediation of releases of hazardous substances. Liability under CERCLA, or similar state, provincial and local laws in the jurisdictions where Unimin operates, may be imposed as a result of conduct that was lawful at the time it occurred or for the conduct of, or conditions caused by, prior operators or other third parties. Failure to properly handle, transport, store or dispose of hazardous materials or otherwise conduct operations in compliance with environmental laws could expose Unimin to liability for governmental penalties, cleanup costs and civil or criminal liability associated with releases of such materials into the environment, damages to property or natural resources and other damages, as well as potentially impair Unimin’s ability to conduct its operations. In addition, future environmental laws and regulations could restrict Unimin’s ability to expand its facilities or extract its mineral reserves or could require Unimin to modify its operations, to acquire costly equipment or to incur other significant expenses in connection with its business. Future events, including changes in any environmental requirements (or their interpretation or enforcement) and the costs associated with complying with such requirements, could have a material adverse effect on Unimin.

Any failure by Unimin to comply with applicable environmental laws and regulations may cause governmental authorities to take actions that could adversely impact its operations and financial condition, including:

•	issuance of administrative, civil and criminal penalties;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	denial, modification or revocation of permits or other authorizations;

•	imposition of injunctive obligations or other limitations on Unimin’s operations, including cessation of operations; and

•	requirements to perform site investigatory, remedial or other corrective actions.

Moreover, environmental requirements, and the interpretation and enforcement thereof, change frequently and have tended to become more stringent over time. For example, greenhouse gas emission regulation is becoming more rigorous. Unimin is currently subject to greenhouse gas reporting obligations with respect to its operations in Calera, Alabama and expects to be required to report annual greenhouse gas emissions from its operations at other facilities to the EPA, and additional greenhouse gas emission related requirements at the supranational, federal, state, regional, provincial and local levels are in various stages of development. In addition, Unimin is required to annually calculate greenhouse gas emissions for its operations in Nephton, Ontario and St. Canut, Quebec in Canada and Canoitas and Jaltiplan in Mexico. The U.S. Congress has considered, and may adopt in the future, various legislative proposals to address climate change, including a nationwide limit on greenhouse gas emissions. In addition, the EPA has issued regulations, including the “Tailoring Rule,” that subject greenhouse gas emissions from certain stationary sources to the Prevention of Significant Deterioration and Title V provisions of the federal Clean Air Act. Any such regulations in the United States, Canada or Mexico could require Unimin to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations or significantly increase its operating costs. Any regulation of greenhouse gas emissions, including, for example, through a cap-and trade system, technology mandate, emissions tax, reporting requirement or other program, could adversely affect Unimin’s business, financial condition, reputation, operating performance and product demand.

In addition to environmental regulation, Unimin is subject to laws and regulations relating to human exposure to respirable crystalline silica. Several federal and state regulatory authorities, including the U.S. Mining Safety and Health Administration (“MSHA”) and the U.S. Occupational Safety and Health Administration (“OSHA”), may continue to propose changes in their regulations regarding workplace exposure to respirable crystalline silica, such as permissible exposure limits and required controls and personal protective equipment. For example, in June 2016, OSHA adopted regulations that reduced permissible exposure limits to 50 micrograms of respirable crystalline silica per cubic meter of air, averaged over an eight-hour day. Both the North American Industrial Minerals Association and the National Industrial Sand Association track silicosis related issues and work with government policymakers in crafting such regulations.

Unimin may not be able to comply with any new laws and regulations that are adopted, and any new laws and regulations could have a material adverse effect on Unimin’s operating results by requiring it to modify its operations or equipment or shut down some or all of its facilities. Additionally, Unimin’s customers may not be able to comply with any new laws and regulations, and any new laws and regulations could have a material adverse effect on Unimin’s customers by requiring them to shut down old facilities or to relocate facilities to locations with less stringent regulations farther away from Unimin’s facilities. Unimin cannot at this time reasonably estimate its costs of compliance or the timing of any costs associated with any new laws and regulations or any material adverse effect that any new standards will have on its customers and, consequently, on its operations.

Unimin is subject to the Federal Mine Safety and Health Act of 1977 and the Occupational Safety and Health Act of 1970, both of which impose stringent health and safety standards on numerous aspects of its operations.

Unimin’s operations are subject to the Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006. Unimin is also subject to the Occupational Safety and Health Act of 1970. These statutes and regulations adopted pursuant to such statutes impose stringent

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

health and safety standards on numerous aspects of mineral extraction and processing operations, including the training of personnel, operating procedures, operating equipment and other matters. Unimin’s failure to comply with such standards, or changes in such standards or the interpretation or enforcement thereof, could have a material adverse effect on Unimin’s business, financial condition and results of operations or otherwise impose significant restrictions on its ability to conduct mineral extraction and processing operations.

Silica-related legislation, health issues and litigation could have a material adverse effect on Unimin’s business, reputation or results of operations.

Unimin and its customers are subject to laws and regulations relating to human exposure to respirable crystalline silica. Several federal and state regulatory authorities, including MSHA and OSHA, may continue to propose and implement changes in their regulations regarding workplace exposure to respirable crystalline silica, such as permissible exposure limits and required controls and personal protective equipment. Unimin may not be able to comply with any new laws and regulations that are adopted, and any new laws and regulations could have a material adverse effect on Unimin’s operating results by requiring it to modify or cease its operations.

In addition, the inhalation of respirable crystalline silica can lead to the lung disease silicosis. There is evidence of an association between respirable silica exposure and lung cancer as well as a possible association with other diseases, including immune system disorders such as scleroderma. These health risks have been, and may continue to be, a significant issue confronting the silica industry. Concerns over silicosis and other potential adverse health effects, as well as concerns regarding potential liability from the use of silica, may have the effect of discouraging Unimin’s customers’ use of the company’s silica products. The actual or perceived health risks of mining, processing and handling silica could materially and adversely affect silica producers, including Unimin, through reduced use of silica products, the threat of product liability or employee lawsuits, increased scrutiny by federal, state and local regulatory authorities of Unimin and its customers, or reduced financing sources available to the silica industry.

Unimin and/or its predecessors have been named as a defendant, usually among many defendants, in numerous products liability lawsuits alleging damages caused by silica exposure, mostly brought by or on behalf of current or former employees of their customers. As of December 31, 2016, Unimin was subject to approximately 80 active silica exposure claims. Many of the claims pending against Unimin arise out of the alleged use of its silica products in foundries or as an abrasive blast media and have been filed in the states of Ohio and Mississippi, although cases have been brought in many other jurisdictions over the years. In accordance with Unimin’s insurance obligations, these claims are being defended by Unimin’s subsidiaries’ insurance carriers, subject to Unimin’s payment of a percentage of the defense costs. If the litigants prevail and Unimin’s insurance coverage or indemnities prove to be insufficient or unavailable, it could have a material adverse effect on Unimin’s business, financial condition and results of operations. In addition, these kinds of product liability lawsuits could affect the demand for silica generally and could have a material adverse effect on one or more of Unimin’s customers.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs and additional operating restrictions or delays for Unimin’s customers, which could cause a decline in the demand for its sand-based proppants and negatively impact its business, financial condition and results of operations.

A significant portion of Unimin’s business supplies frac sand to hydraulic fracturing operators in the oil and natural gas industry. Although Unimin does not directly engage in hydraulic fracturing activities, its customers purchase frac sand for use in their hydraulic fracturing operations. Hydraulic fracturing is a widely used industry production technique that is used to recover natural gas and/or oil from dense subsurface rock formations. The process involves the injection of water, sand and chemicals, under pressure, into the formation to fracture the surrounding rock and stimulate production.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The hydraulic fracturing process has historically been regulated by state or local governmental authorities. However, the practice of hydraulic fracturing has become controversial in some areas and is undergoing increased scrutiny. Several federal agencies, regulatory authorities and legislative entities are investigating the potential environmental impacts of hydraulic fracturing and whether additional regulation may be necessary. The EPA has asserted limited federal regulatory authority over hydraulic fracturing and has indicated it may seek to further expand its regulation of hydraulic fracturing. The Bureau of Land Management has proposed regulations applicable to hydraulic fracturing conducted on federal and Indian oil and gas leases. Congress has from time to time considered the adoption of legislation to provide for federal regulation of hydraulic fracturing.

In addition, various state, local and foreign governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permitting requirements, operational restrictions, disclosure requirements and temporary or permanent bans on hydraulic fracturing in certain areas such as environmentally sensitive watersheds. For example, Vermont and New York banned hydraulic fracturing in 2012 and 2015, respectively. A number of local municipalities across the United States have instituted measures resulting in temporary or permanent bans on or otherwise limiting or delaying hydraulic fracturing in their jurisdictions. Such moratoriums and bans could make it more difficult to conduct hydraulic fracturing operations and increase Unimin’s customers’ cost of doing business, which could negatively impact demand for Unimin’s frac sand products. In addition, new OSHA rules regulating certain aspects of the use of silica in the hydraulic fracturing industry and becoming effective in 2021 will increase costs for companies in the hydraulic fracturing industry by compelling them to meet the same standards for employees that Unimin currently satisfies. A number of states—including the major oil and gas producing states of North Dakota, Ohio, Oklahoma, Pennsylvania, Texas and West Virginia—have also enacted legislation or issued regulations that impose various disclosure requirements on hydraulic fracturing operators. The availability of information regarding the constituents of hydraulic fracturing fluids could make it easier for third parties opposing the hydraulic fracturing process to initiate individual or class action legal proceedings based on allegations that specific chemicals used in the hydraulic fracturing process could adversely affect groundwater and drinking water supplies or otherwise cause harm to human health or the environment. Moreover, disclosure to third parties or to the public, even if inadvertent, of Unimin’s customers’ proprietary chemical formulas could diminish the value of those formulas and result in competitive harm to such customers, which could indirectly impact Unimin’s business, financial condition and results of operations.

Although Unimin does not conduct hydraulic fracturing, the adoption of new laws or regulations at the federal, state, local or foreign levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells, increase Unimin’s customers’ costs of compliance and doing business and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for Unimin’s sand-based proppants. In addition, heightened political, regulatory and public scrutiny of hydraulic fracturing practices, including nuisance lawsuits, could expose Unimin or its customers to increased legal and regulatory proceedings, which could be time-consuming, costly or result in substantial legal liability or significant reputational harm. Unimin could be directly affected by adverse litigation involving the company or indirectly affected if the cost of compliance limits the ability of its customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for Unimin’s sand-based proppants, have a material adverse effect on Unimin’s business, financial condition and results of operations.

Unimin and its customers are subject to other extensive regulations, including licensing, plant and wildlife protection and reclamation regulations, that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect Unimin’s results of operations.

In addition to the regulatory matters described above, Unimin and its customers are subject to extensive governmental regulation on matters such as permitting and licensing requirements, plant and wildlife protection, wetlands protection, reclamation and restoration of mining properties after mining is completed. Unimin’s future

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

success depends, among other things, on the quantity of its mineral reserves and its ability to extract these reserves profitably and its customers being able to operate their businesses as they currently do.

In order to obtain permits and renewals of permits in the future, Unimin may be required to prepare and present data to governmental authorities pertaining to the impact that any proposed exploration or production activities, individually or in the aggregate, may have on the environment. Certain approval procedures may require preparation of archaeological surveys, endangered species studies and other studies to assess the environmental impact of new sites or the expansion of existing sites. Compliance with these regulatory requirements is expensive and significantly lengthens the time needed to develop a site. Finally, obtaining or renewing required permits is sometimes delayed or prevented due to community opposition, including nuisance lawsuits, and other factors beyond Unimin’s control. The denial of a permit essential to Unimin’s operations or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent Unimin’s ability to develop or expand a site. New legal requirements, including those related to the protection of the environment, or the identification of certain species as “threatened” or “endangered” could be adopted that could materially adversely affect Unimin’s mining operations (including its ability to extract mineral reserves), Unimin’s cost structure or Unimin’s customers’ ability to use its sand-based proppants. Such current or future regulations could have a material adverse effect on Unimin’s business and Unimin may not be able to obtain or renew permits in the future.

Unimin’s inability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on its business, financial condition and results of operations.

Unimin is generally obligated to restore property in accordance with regulatory standards and Unimin’s approved reclamation plan after it has been mined. Unimin is required under federal, state and local laws to maintain financial assurances, such as surety bonds, to secure such obligations. The inability to acquire, maintain or renew such assurances, as required by federal, state and local laws, could subject Unimin to fines and penalties as well as the revocation of Unimin’s operating permits. Such inability could result from a variety of factors, including:

•	the lack of availability, higher expense or unreasonable terms of such financial assurances;

•	the ability of current and future financial assurance counterparties to increase required collateral; and

•	the exercise by financial assurance counterparties of any rights to refuse to renew the financial assurance instruments.

Unimin’s inability to acquire, maintain or renew necessary financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on its business, financial condition and results of operations.

Risks Related to the Combined Company’s Indebtedness

Following the Merger, the combined company’s substantial indebtedness and pension obligations could adversely affect its financial flexibility and competitive position.

As of December 31, 2016, after giving pro forma effect to the Merger and related transactions and the incurrence of indebtedness in connection therewith, the combined company would have had approximately $1.64 billion of outstanding long-term indebtedness and would have been able to borrow an additional $200 million under the revolving credit facility.

Unimin also has, and the combined company will continue to have, significant pension obligations. As of December 31, 2016, the underfunded amount of Unimin’s pension plans was approximately $87.8 million. Unimin also contributes to several multi-employer pension plans based on obligations arising under collective

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

bargaining agreements with unions representing employees covered by those agreements. Approximately 9.5% of Unimin’s current U.S. employees are participants in such multiemployer plans. In 2016, Unimin’s total contributions to these plans were approximately $0.3 million. Fairmount Santrol previously participated in a multiemployer defined benefit pension plan. Fairmount Santrol withdrew from the plan in October 2015 and has recorded a liability of approximately $9.3 million as of December 31, 2016, which is payable in annual installments until November 2035.

The combined company’s indebtedness and pension obligations could have important consequences and significant effects on its business. For example, it could:

•	increase the combined company’s vulnerability to adverse changes in general economic, industry and competitive conditions;

•	require the combined company to dedicate a substantial portion of its cash flow from operations to make payments on its indebtedness and pension obligations, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit the combined company’s flexibility in planning for, or reacting to, changes in its business and the industries in which it operates;

•	restrict the combined company from exploiting business opportunities;

•	make it more difficult to satisfy the combined company’s financial obligations, including payments on its indebtedness;

•	place the combined company at a disadvantage compared to its competitors that have less debt and fewer pension obligations; and

•	limit the combined company’s ability to borrow additional funds for working capital, capital expenditures, railcar or other future purchase commitments, acquisitions, debt service requirements, execution of its business strategy or other general corporate purposes.

In addition, the combined company will have exposure to increases in interest rates under its senior secured long-term indebtedness, including the revolving credit facility, which will accrue interest at variable rates. As of December 31, 2016, after giving pro forma effect to the Merger and the incurrence of indebtedness in connection therewith, the combined company would have had $1.64 billion of debt outstanding. As a result of this variable interest rate debt, the combined company’s financial condition could be adversely affected by increases in interest rates.

The agreements governing the combined company’s indebtedness will contain covenants and substantial restrictions that may restrict the combined company’s business and financing activities.

The agreements that will govern the combined company’s term loan and revolving credit facility will contain, and any future financing agreements that the combined company may enter into will likely contain, operating and financial restrictions and covenants that may restrict the combined company’s ability to finance future operations or capital needs or to engage in, expand or pursue its business activities. These covenants will include, among other things, limitations on the incurrence of indebtedness, the incurrence of liens, investments, asset sales, affiliate transactions, repurchases of equity securities, the declaration and payment of dividends, and mergers, consolidations and other fundamental transactions. In addition, the revolving credit facility will include a total net debt covenant, to be tested on a quarterly basis, commencing with the first full fiscal quarter after the closing date of the facilities, of no more than 4.5:1, to step down to 4.00:1 for the quarter ended December 31, 2018.

The combined company’s ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from operations and events or circumstances beyond the combined company’s control. If market or other economic conditions deteriorate, the combined company’s ability to comply with these covenants may be impaired. If the combined company violates any of the restrictions, covenants, ratios or tests in its debt agreements, a significant portion of the combined company’s indebtedness may become immediately due

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

and payable and the lenders’ commitment to make further loans to the combined company may terminate. The combined company might not have, or be able to obtain, sufficient funds to make these accelerated payments. Even if the combined company could obtain alternative financing, that financing may not be on terms that are favorable or acceptable to the combined company. In addition, the combined company’s obligations under its debt agreements will be secured by substantially all of its assets, and if the combined company is unable to repay its indebtedness under these agreements, the lenders could seek to foreclose on the combined company’s assets and could initiate a bankruptcy proceeding or liquidation proceeding against the collateral.

The combined company may need to incur substantial additional debt in the future in order to maintain or increase its production levels and to otherwise pursue its business plan. The combined company may not be able to borrow funds successfully or, if it can, this debt may impair its ability to operate its business.

A significant amount of capital expenditures will be required to grow the combined company’s production capacity. If prices for the products the combined company produces were to decline for an extended period of time, if the costs of acquisition and development opportunities were to increase substantially or if other events were to occur which reduced the combined company’s sales or increased its costs, the combined company may be required to borrow in the future to enable the combined company to finance its anticipated capital expenditures and other growth opportunities. The cost of the borrowings and the combined company’s obligations to repay the borrowings could have important consequences, because:

•	the combined company’s ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, or at all;

•	covenants contained in the combined company’s existing and future credit and debt arrangements may require the combined company to meet financial tests that may affect its flexibility in planning for, and reacting to, changes in its business, including possible acquisition opportunities;

•	the combined company will need to dedicate a substantial portion of its cash flow to make principal and interest payments on its indebtedness, reducing the funds that would otherwise be available for operations and future business opportunities; and

•	the combined company’s debt level will make the combined company more vulnerable than less leveraged competitors to competitive pressures or a downturn in its business or the economy generally.

The combined company’s ability to service its indebtedness will depend on, among other things, the combined company’s future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond the combined company’s control. If the combined company’s operating results are not sufficient to generate cash flows in order to service its current or future indebtedness, the combined company would be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital or bankruptcy protection. The combined company may not be able to effect any of these remedies on satisfactory terms or at all.

Risks Related to the Proposed Merger

There is no assurance when or if the proposed Merger will be completed.

Completion of the proposed Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including regulatory approval, Fairmount Santrol stockholder approval and other closing conditions. There can be no assurance that the conditions to completion of the proposed Merger will be satisfied or waived or that other events will not intervene to delay or result in the failure to close the proposed Merger.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

In addition, each of Unimin and Fairmount Santrol may unilaterally terminate the Merger Agreement under certain circumstances, and Unimin and Fairmount Santrol may agree at any time to terminate the Merger Agreement, even if Fairmount Santrol stockholders have already approved the Fairmount Santrol Merger proposal and thereby approved the proposed Merger and the other transactions contemplated by the Merger Agreement. For a discussion of the conditions to the completion of the proposed Merger and the provisions relating to the termination of the proposed Merger, see the sections entitled “The Merger Agreement—Conditions to Closing of the Merger” and “The Merger Agreement—Termination” beginning on page 213 and page 215, respectively, of this proxy statement/prospectus.

Regulatory approvals necessary to complete the proposed Merger may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that cannot be met.

In addition to other conditions set forth in the Merger Agreement, completion of the proposed Merger is conditioned upon the receipt of various regulatory approvals. Unimin and Fairmount Santrol have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the Merger Agreement. For a discussion of the required regulatory approvals, see the sections entitled “The Merger—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Regulatory Approvals” beginning on page 171 and page 208, respectively, of this proxy statement/prospectus.

Regulatory and governmental entities may impose conditions on the granting of such approvals and if such regulatory and governmental entities seek to impose such conditions, lengthy negotiations may ensue among such regulatory or governmental entities, Fairmount Santrol and Unimin. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying the closing of the Merger and such conditions may not be satisfied for an extended period of time following the special meeting. Such conditions may also impose additional costs or limitations on the combined company following the closing of the Merger, including a requirement that Fairmount Santrol or Unimin divest certain assets if necessary in order to obtain certain regulatory approvals, and may limit the ability of the combined company to integrate the Fairmount Santrol and Unimin businesses. These conditions may therefore reduce the anticipated benefits of the Merger, which could also have a material adverse effect on the combined company’s business and cash flows and results of operations, and neither Fairmount Santrol nor Unimin can predict what, if any, changes may be required by regulatory or governmental authorities whose approvals are required. If such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an event occurs that constitutes a material adverse effect with respect to Unimin or Fairmount Santrol and thereby may offer the other party an opportunity not to complete the proposed Merger. Such extended period of time also may increase the chance that other adverse effects with respect to Unimin or Fairmount Santrol could occur, such as the loss of key personnel. Further, no assurance can be given that the required consents, orders and approvals will be obtained, that they can be obtained in a timely manner or that the required conditions to the closing of the Merger will be satisfied, and, even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals.

The special meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. In this event, if the Fairmount Santrol Merger proposal is approved by Fairmount Santrol stockholders, Unimin and Fairmount Santrol may agree to, or be subjected to, certain regulatory conditions after such Fairmount Santrol stockholder approval is obtained and would not be required to seek further approval of Fairmount Santrol stockholders, even if such conditions could have an adverse effect on Unimin, Fairmount Santrol or the combined company.

Fairmount Santrol or Unimin may waive one or more of the closing conditions without resoliciting stockholder approval.

Fairmount Santrol or Unimin may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Merger. Fairmount Santrol and Unimin currently expect to evaluate the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

materiality of any waiver and its effect on Fairmount Santrol stockholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the Merger or as to re-soliciting stockholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by Fairmount Santrol or Unimin, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

Unimin and Fairmount Santrol will be subject to business uncertainties while the Merger is pending.

Uncertainty about the closing or effect of the Merger may affect the relationship between Unimin and Fairmount Santrol and their respective suppliers, customers, distributors, licensors and licensees during the pendency of the Merger. Any such impact may have an adverse effect on Unimin and/or Fairmount Santrol, and consequently on the combined company. These uncertainties may cause parties that deal with Unimin and/or Fairmount Santrol to seek to change existing business relationships with them and to delay or defer decisions concerning Unimin or Fairmount Santrol. Changes to existing business relationships, including termination or modification, could negatively affect each of Unimin’s and Fairmount Santrol’s revenue, earnings and cash flow, as well as the market price of Fairmount Santrol common stock. Adverse effects arising from the pendency of the Merger could be exacerbated by any delays in closing of the Merger or termination of the Merger Agreement.

Additionally, the attention of Unimin’s and Fairmount Santrol’s management may be directed towards the completion of the proposed Merger, including obtaining regulatory approvals and other transaction-related considerations, and may be diverted from the day-to-day business operations of Unimin and Fairmount Santrol, as applicable, and matters related to the proposed Merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Unimin and Fairmount Santrol, as applicable. Further, the proposed Merger may give rise to potential liabilities, including as a result of pending and future stockholder lawsuits relating to the proposed Merger. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of, Unimin and Fairmount Santrol.

Unimin and Fairmount Santrol may face challenges in attracting and retaining key personnel during the pendency of the Merger.

Each of Unimin and Fairmount Santrol is dependent on the experience and industry knowledge of their respective officers, key management personnel and other key employees to operate their businesses and execute their respective business plans. The combined company’s success after the Merger will depend in part upon the ability of Unimin and Fairmount Santrol to retain key management personnel and other key employees and to attract new management personnel and other key employees. Current and prospective employees of Unimin and Fairmount Santrol may experience uncertainty about their roles within the combined company during and following the Merger, which may have an adverse effect on the ability of each of Unimin and Fairmount Santrol to attract or retain key management personnel and other key employees. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, the combined company’s business following the closing of the Merger could be negatively impacted. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Unimin and Fairmount Santrol to the same extent that they have previously been able to attract or retain their employees. Adverse effects arising from the pendency of the Merger could be exacerbated by any delays in closing of the Merger or termination of the Merger Agreement.

Unimin and Fairmount Santrol will be subject to certain contractual restrictions while the Merger is pending.

The Merger Agreement restricts each of Unimin and Fairmount Santrol from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, paying certain

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

dividends, repurchasing or issuing securities and taking other specified actions without the consent of the other party until the earlier of the closing of the Merger or the termination of the Merger Agreement. These restrictions may prevent Unimin and/or Fairmount Santrol from pursuing attractive business opportunities that may arise prior to the closing of the Merger and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Merger could be exacerbated by any delays in closing of the Merger or termination of the Merger Agreement. See “The Merger Agreement—Conduct of Business Prior to the Closing of the Merger” beginning on page 202 of this proxy statement/prospectus.

Third parties may terminate or alter existing contracts or relationships with Unimin or Fairmount Santrol.

Each of Unimin and Fairmount Santrol has contracts with customers, suppliers, vendors, distributors, affiliates, landlords, licensors, joint venture partners and other business partners, which may require Unimin or Fairmount Santrol, as applicable, to obtain consent from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Unimin and/or Fairmount Santrol currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either or both parties in anticipation of the Merger, or with the combined company following the Merger. The pursuit of such rights may result in Unimin, Fairmount Santrol or the combined company suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the closing of the Merger or the termination of the Merger Agreement.

Unimin may not be able to obtain financing to make the cash payments contemplated at the closing of the Merger.

In addition to the issuance of common stock as the Stock Consideration, Unimin plans to fund the Cash Consideration and the Cash Redemption, and to refinance certain indebtedness of Fairmount Santrol and Unimin, from debt financing to be provided by the lenders pursuant to the debt commitment letter, as more fully described in the section entitled “The Merger—Refinancing of Indebtedness of Fairmount Santrol and Unimin” beginning on page 167 of this proxy statement/prospectus. The availability of any debt financing is subject to certain conditions precedent. Therefore, Unimin cannot assure you that the financing pursuant to the debt commitment letter will be available. There can be no assurance that Unimin will be able to obtain financing on commercially reasonable terms, or at all.

Unimin and Fairmount Santrol will incur substantial transaction fees and costs in connection with the proposed Merger and the integration of their businesses.

Unimin and Fairmount Santrol have incurred and expect to incur additional material non-recurring expenses in connection with the proposed Merger and completion of the transactions contemplated by the Merger Agreement and the Ancillary Agreements. Additional unanticipated costs may be incurred in the course of coordinating the businesses of Unimin and Fairmount Santrol after the completion of the proposed Merger. Unimin and Fairmount Santrol cannot be certain that the elimination of duplicative costs or the realization of other efficiencies related to the coordination of the two businesses after the completion of the proposed Merger will offset the transaction and coordination costs in the near term or at all.

There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger. While both Unimin and Fairmount Santrol have assumed that a certain level of expenses would be incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond their control that could affect the total amount of, or the timing of, anticipated expenses with respect to the integration and implementation of the combined businesses.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

There may also be additional unanticipated significant costs in connection with the Merger that the combined company may not recoup. These costs and expenses could reduce the benefits and additional income Unimin and Fairmount Santrol expect to achieve from the Merger. Although Unimin and Fairmount Santrol expect that the benefits of the Merger will offset the transaction expenses and integration costs over time, no assurance can be given that any benefits will be achieved in the near term, if at all.

Further, even if the proposed Merger is not completed, Unimin and Fairmount Santrol will need to pay certain pre-tax costs relating to the proposed Merger incurred prior to the date the proposed Merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees, reorganization and restructuring costs, employee benefit-related expenses and other related charges. Additionally, if the proposed Merger is not completed within the expected timeframe, such delay may materially adversely affect the benefits that Unimin and Fairmount Santrol may achieve as a result of the proposed Merger and could result in additional pre-tax transaction costs, loss of revenue or other effects associated with uncertainty about the proposed Merger. Satisfying the conditions to, and completion of, the proposed Merger may take longer than, and could cost more than, Unimin and Fairmount Santrol expect.

The unaudited pro forma combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of the combined company’s results of operations or financial condition following the closing of the proposed Merger.

This proxy statement/prospectus includes unaudited pro forma combined financial information for the combined company, which give effect to the Merger, the HPQ Carveout, the Cash Redemption, the refinancing of indebtedness of both Unimin and Fairmount Santrol and related transactions, and should be read in conjunction with the financial statements and accompanying notes of Unimin and Fairmount Santrol, which are included or incorporated by reference in this proxy statement/prospectus. The unaudited pro forma combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and should not be considered to be an indication of the combined company’s results of operations or financial condition following the closing of the Merger. The unaudited pro forma combined financial information has been derived from the historical financial statements of Unimin and Fairmount Santrol and adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments, assumptions and estimates are difficult to make with accuracy.

Moreover, the unaudited pro forma combined financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the Merger. For example, the impact of any incremental costs incurred in coordinating the operations of Unimin and Fairmount Santrol are not reflected in the unaudited pro forma combined financial information. In addition, the unaudited pro forma combined financial information does not include, among other things, estimated cost or growth synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, including those that may be required by regulatory or governmental authorities in connection with the Merger, or impacts of Merger-related change in control provisions that are currently not factually supportable and/or probable of occurring.

As a result, the actual results of operations and financial condition of the combined company following the closing of the Merger may not be consistent with, or evident from, this unaudited pro forma combined financial information. The assumptions used in preparing the unaudited pro forma combined financial information may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the closing of the Merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the price of the combined company common stock following the closing of the Merger.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The unaudited pro forma combined financial information in this proxy statement/prospectus is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, the unaudited pro forma combined financial information should not be assumed to be indicative of what the combined company’s financial condition, results of operations or cash flows actually would have been as a stand-alone company or to be a reliable indicator of what the combined company’s financial condition or results of operations may actually be in the future.

Unimin’s historical financial information included in this proxy statement/prospectus is not necessarily representative of the results Unimin would have achieved as an independent company and may not be a reliable indicator of the combined company’s future results.

Unimin’s historical financial information included in this proxy statement/prospectus may not reflect what Unimin’s financial condition, results of operations and cash flows would have been if it had been an independent company during the periods presented or what the combined company’s financial condition, results of operations and cash flows will be in the future when it becomes an independent company. This is primarily because:

•	Prior to the closing of the Merger, Unimin’s business was operated by Sibelco as part of its group, rather than as an independent company.

•	Certain of Unimin’s working capital requirements and capital requirements for its general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the group-wide cash management practices of Sibelco. While Unimin’s business historically has generated sufficient cash to finance its working capital and other cash requirements, following the closing of the Merger, the combined company will no longer have access to Sibelco’s global credit facilities and treasury management services. Without the opportunity to obtain financing from Sibelco, the combined company may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•	The combined company will enter into agreements with Sibelco that did not exist prior to the closing of the Merger, and will modify certain existing arrangements between Unimin and Sibelco. For more information, see “Certain Relationships and Related Party Transactions—Relationship with Sibelco.”

•	Other significant changes may occur in the combined company’s cost structure, management, financing, tax profile and business operations as a result of its operating as a company separate from Sibelco following the closing of the Merger.

For more information about Unimin’s past financial performance and the basis of presentation of its financial statements, see “Selected Historical Consolidated Financial Data of Unimin” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unimin” beginning on page 101 and page 296, respectively, and Unimin’s financial statements and the notes thereto, copies of which are attached as Annex F to this proxy statement/prospectus.

The combined company may fail to realize the anticipated benefits of the Mergers.

The success of the Mergers will depend on, among other things, the combined company’s ability to combine the Unimin and Fairmount Santrol businesses in a manner that realizes anticipated synergies and meets or exceeds the projected stand-alone cost savings and revenue growth trends anticipated by each company. On a combined basis, the combined company expects to benefit from significant synergies, including integrating and optimizing the supply chains of Unimin and Fairmount Santrol in order to reduce logistics costs, improve mine yields, decrease cycle times of the companies’ combined rail fleet and optimize the combined company’s footprint. In the longer term, the combined company will evaluate applying Fairmount Santrol’s coating technologies to other minerals and applications in industries Unimin serves, advancing both companies’ collective dust control technologies, growing Fairmount Santrol’s blending businesses across Unimin’s assets

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

and geographies and leveraging the best operational and commercial excellence programs of each company across the combined business. If the combined company is not able to successfully achieve these objectives, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the Mergers may not be realized fully or at all or may take longer to realize than expected.

The combined company must achieve the anticipated savings and synergies in a timely manner and without adversely affecting current revenues and investments in future growth. In addition, the combined company must successfully combine the businesses of Fairmount Santrol and Unimin in a manner that permits the anticipated savings and synergies to be realized. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the Mergers may not be realized fully or at all or may take longer to realize than expected. A variety of factors may adversely affect the combined company’s ability to realize the currently expected operating synergies, savings and other benefits of the Mergers, including the failure to successfully optimize the combined company’s facilities footprint, the failure to take advantage of the combined company’s supply chain, the failure to identify and eliminate duplicative programs and the failure to otherwise integrate Fairmount Santrol’s and Unimin’s respective businesses.

The financial analyses and forecasts considered by Fairmount Santrol, Unimin and their respective financial advisors may not be realized, which may adversely affect the market price of the combined company common stock following the closing of the Merger.

In performing its financial analysis and rendering its opinion regarding the fairness, from a financial point of view, of the Merger Consideration, Fairmount Santrol’s financial advisor relied on, among other things, internal stand-alone financial analyses and forecasts provided by Fairmount Santrol. See “The Merger—Certain Unaudited Financial Forecasts of Fairmount Santrol and Unimin.” None of these analyses or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Fairmount Santrol and Unimin. Important factors that may affect the actual results of Unimin and Fairmount Santrol and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to Unimin’s and Fairmount Santrol’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.

In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Unimin’s and Fairmount Santrol’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. In addition, since such financial forecasts cover multiple years, the information by its nature becomes less predictive with each successive year. There can be no assurance that Unimin’s, Fairmount Santrol’s or the combined company’s financial condition or results of operations will be consistent with those set forth in such analyses and forecasts.

Combining the businesses of Unimin and Fairmount Santrol may be more difficult, costly or time-consuming than expected, which may adversely affect the combined company’s results of operations and negatively affect the value of the combined company common stock following the closing of the Merger.

Unimin and Fairmount Santrol have entered into the Merger Agreement because each believes that the Merger will be beneficial to its respective company and stockholders and that combining the businesses of Unimin and Fairmount Santrol will produce cost synergies and other benefits. However, Unimin and Fairmount Santrol have historically operated as independent companies and will continue to do so until the closing of the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Merger. Following the closing of the Merger, the combined company’s management will need to integrate Unimin’s and Fairmount Santrol’s respective businesses. The combination of two independent businesses of the size and scale of Unimin and Fairmount Santrol is a complex, costly and time consuming process and the management of the combined company may face significant challenges in implementing such integration, some of which may be beyond their control including, without limitation:

•	difficulties in achieving, in a timely manner, anticipated cost savings, synergies, business opportunities and growth prospects;

•	difficulties in managing a larger combined company, addressing differences in historical business culture and retaining key personnel;

•	the diversion of Unimin’s and Fairmount Santrol’s respective management teams’ attention from ongoing business operations as a result of the Merger;

•	the possibility of incorrect assumptions underlying expectations regarding the integration process;

•	unanticipated difficulties in integrating information technology, communications programs, financial procedures and operations and other systems (including those provided by third party service providers), procedures and policies;

•	difficulty addressing possible differences in corporate cultures and management philosophies;

•	unforeseen and unexpected liabilities related to the Mergers or Unimin’s or Fairmount Santrol’s business;

•	any potential deterioration of credit ratings resulting from the Merger;

•	unanticipated changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company;

•	combining separate organizations located in different regions of the country; and

•	any other unforeseen expenses or delays associated with the Merger.

Some of these factors will be outside of the control of Unimin and Fairmount Santrol and any one of them could result in increased costs or decreased revenue, which could materially impact the combined company’s business, financial condition and results of operations as well as increase the risk of operational errors due to management teams being diverted from ongoing business concerns, which could have negative reputational or regulatory impacts. The integration process and other disruptions resulting from the Merger may also adversely affect the combined company’s relationships with employees, suppliers, customers, distributors, licensors and others with whom Unimin and Fairmount Santrol have business or other dealings, and difficulties in integrating the businesses of Unimin and Fairmount Santrol could harm the reputation of the combined company.

If the combined company is not able to combine the businesses of Unimin and Fairmount Santrol successfully in an efficient, cost-effective and timely manner, the anticipated benefits and cost synergies of the Mergers may not be realized fully, or at all, or may take longer to realize than expected, and the value of the combined company common stock or the revenue, levels of expenses and results of operations of the combined company may be affected adversely. If the combined company is not able to adequately address integration challenges, the combined company may be unable to successfully realize the anticipated benefits of the Merger.

Further, while either party can, in general, refuse to complete the proposed Merger if there is a material adverse effect (as defined in the Merger Agreement) affecting the other party prior to the completion of the proposed Merger, certain types of changes do not permit either party to refuse to complete the proposed Merger,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

even if such changes would have a material adverse effect on Unimin or Fairmount Santrol. If adverse changes occur but Unimin and Fairmount Santrol must still complete the proposed Merger, the market price of the combined company common stock may suffer. There can be no assurance that, if the proposed Merger is not completed, these risks will not materialize and will not materially adversely affect the business and financial results of Unimin and Fairmount Santrol as separate companies.

If a Fairmount Santrol stockholder exercises statutory appraisal rights, the value such stockholder receives could be less than the value of the Merger Consideration such stockholder would otherwise receive pursuant to the Merger Agreement.

Subject to the closing of the Merger, record holders of Fairmount Santrol common stock who do not vote in favor of the Fairmount Santrol Merger proposal and who otherwise properly exercise and perfect their appraisal rights in accordance with Section 262 will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Fairmount Santrol common stock, in lieu of receiving the Merger Consideration. The “fair value” could be higher or lower than, or the same as, the Merger Consideration. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Fairmount Santrol Stockholders” beginning on page 365 of this proxy statement/prospectus. Failure to strictly comply with Section 262 may result in a waiver of, or the inability to exercise, appraisal rights. In that event, a Fairmount Santrol stockholder will be entitled to receive the Merger Consideration for his or her shares in accordance with the Merger Agreement. In view of the complexity of the procedures specified in Section 262, Fairmount Santrol stockholders who wish to pursue appraisal rights are encouraged to seek the advice of legal counsel.

If a substantial number of dissenting Fairmount Santrol stockholders demand appraisal rights under Delaware law, the combined company’s ability to fund growth initiatives or to achieve other anticipated benefits of the Merger could be adversely affected.

Dissenting Fairmount Santrol stockholders are entitled to assert the right to appraisal of the fair value of their shares of Fairmount Santrol common stock under Delaware law, as described in the section entitled “Appraisal Rights of Fairmount Santrol Stockholders” beginning on page 365 of this proxy statement/prospectus. If the Merger is consummated and dissenting Fairmount Santrol stockholders demand appraisal rights and it is determined that they are entitled to such rights, the combined company would be required to pay cash to satisfy such dissenting stockholders’ rights to fair value, as such dissenting stockholders will not receive any Merger Consideration; provided, however, that the shares of any dissenting Fairmount Santrol stockholder that fails to perfect, effectively withdraws or otherwise loses its appraisal rights under the DGCL will be treated as though such shares had been converted into the right to receive the Merger Consideration as of the effective time. Unimin and Fairmount Santrol cannot predict the amount of cash that the combined company may be required to provide following the Merger to any dissenting Fairmount Santrol stockholder seeking appraisal rights. If those amounts or the number of Dissenting Shares (as defined herein) are substantial, it could have a material adverse effect on the combined company’s ability to fund growth initiatives or achieve other anticipated benefits of the Merger.

The conditions to closing of the Merger may not be satisfied, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.

The closing of the Merger is subject to the satisfaction or waiver of a number of conditions. These conditions include, among others: (i) the approval of the Fairmount Santrol Merger proposal by Fairmount stockholders holding a majority of all outstanding shares of Fairmount Santrol common stock entitled to vote; (ii) the receipt of certain regulatory approvals, including the termination or expiration of the waiting period under the HSR Act; (iii) the absence of certain governmental restraints or prohibitions preventing the closing of the Merger; (iv) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of any stop order or proceedings by the SEC; (v) the approval for listing by the NYSE, subject to official notice of issuance, of the shares of combined company common stock issuable to Fairmount Santrol

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

stockholders in connection with the Merger; (vi) the truth and correctness of the representations and warranties made by each of the parties to the Merger Agreement (generally subject to certain “materiality” and “material adverse effect” qualifiers); (vii) the performance by each of the parties to the Merger Agreement of its respective obligations under the Merger Agreement in all material respects; (viii) the receipt of a tax opinion with respect to matters related to the HPQ Carveout and the receipt of a tax opinion with respect to matters related to the Merger; (ix) the consummation of the HPQ Carveout; and (x) the execution and effectiveness of certain Ancillary Agreements. These conditions to the closing of the Merger may not be fulfilled and, accordingly, the Merger may not be completed.

In addition, if the Merger is not completed by the outside date either Fairmount Santrol or Unimin may choose not to proceed with the Merger, and the parties to the Merger Agreement can mutually decide to terminate the Merger Agreement at any time prior to the closing of the Merger, before or after obtaining Fairmount Santrol stockholder approval. In addition, Fairmount Santrol or Unimin may elect to terminate the Merger Agreement in certain other circumstances. If the Merger Agreement is terminated, Fairmount Santrol and Unimin may incur substantial fees in connection with termination of the Merger Agreement and will not recognize the anticipated benefits of the Merger. See “The Merger Agreement—Conditions to Closing of the Merger” and “The Merger Agreement—Termination.”

The termination of the Merger Agreement could negatively impact Fairmount Santrol and/or Unimin.

If the Merger is not completed for any reason, including as a result of Fairmount Santrol stockholders failing to approve the Fairmount Santrol Merger proposal, the ongoing businesses of Fairmount Santrol and/or Unimin may be adversely affected. Fairmount Santrol’s and Unimin’s respective businesses may be adversely impacted by the failure to pursue other beneficial opportunities during the pendency of the Merger, by the failure to obtain the anticipated benefits of completing the Merger, by payment of certain costs relating to the Merger (whether or not the Merger is completed), by the focus of their respective managements on the Merger for an extended period of time rather than on normal business operations or opportunities or by the loss of certain senior managers and other key personnel by either or both of Fairmount Santrol and Unimin as a consequence of the Merger not closing. Fairmount Santrol and Unimin could experience negative reactions from their customers, regulators and employees. In addition, Fairmount Santrol may experience negative reactions from the financial markets, and the market price of Fairmount Santrol common stock might decline as a result of any such failures to the extent that the current market price reflects a market assumption that the Merger will be completed. Any of these factors, among others, could have a material impact on the business, prospects, financial condition and results of operations of Fairmount Santrol and/or Unimin.

If the Merger Agreement is terminated and the Fairmount Board seeks another merger, business combination or other transaction, Fairmount Santrol stockholders cannot be certain that Fairmount Santrol will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Fairmount Santrol stockholders would receive in the Merger. If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, Fairmount Santrol may be required to pay Unimin, or Unimin may be required to pay Fairmount Santrol, a termination fee of $52 million, depending on the circumstances surrounding the termination. See the sections entitled “The Merger Agreement—Termination” and “The Merger Agreement—Termination Fees” in this proxy statement/prospectus for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when the termination fees may be payable by Fairmount Santrol or Unimin.

Fairmount Santrol or Unimin may also be negatively impacted if the respective companies become subject to litigation related to entering into or failing to consummate the Merger, including direct actions by Fairmount Santrol stockholders against the directors of Fairmount Santrol, and Unimin, for breaches of fiduciary duty and derivative actions brought by Fairmount Santrol stockholders in the name of Fairmount Santrol.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Certain of the directors and executive officers of Fairmount Santrol may have interests in the Merger that are different from, or in addition to, those of Fairmount Santrol stockholders generally.

Certain of the directors and executive officers of Fairmount Santrol negotiated the terms of the Merger Agreement, the Fairmount Board approved the Merger Agreement and the Fairmount Board recommended that Fairmount Santrol stockholders vote in favor of the Fairmount Santrol Merger proposal, the Fairmount Santrol compensation proposal and the Fairmount Santrol adjournment proposal. Fairmount Santrol directors and executive officers have certain financial interests in the Merger that may be different from, or in addition to, or in conflict with, those of Fairmount Santrol stockholders generally. These interests include the treatment in the Merger of Fairmount Santrol equity compensation awards, severance arrangements for the benefit of certain Fairmount Santrol executive officers, the expectation that some of the directors and executive officers of Fairmount Santrol will serve as directors and executive officers of the combined company or its subsidiaries following the closing of the Merger, the indemnification of current and former Fairmount Santrol directors and officers by the combined company and the potential for additional bonuses.

The Fairmount Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement, in determining that the Merger Agreement and the transactions contemplated thereby were advisable and fair to and in the best interests of the Fairmount Santrol stockholders, and in recommending to you that you vote to approve the Fairmount Santrol Merger proposal, the Fairmount Santrol compensation proposal and the Fairmount Santrol adjournment proposal. Fairmount Santrol stockholders should be aware of these interests when they consider recommendations of the Fairmount Board that they vote in favor of the Fairmount Santrol Merger proposal, the Fairmount Santrol compensation proposal and the Fairmount Santrol adjournment proposal. The interests of Fairmount Santrol directors and executive officers are described in more detail in the section of this proxy statement/prospectus entitled “Interests of Fairmount Santrol’s Directors and Executive Officers in the Merger.”

The Internal Revenue Service (the “IRS”) may assert that the Mergers, taken together as an integrated transaction, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Although Fairmount Santrol expects to receive a tax opinion from its legal counsel, Jones Day, to the effect that the Mergers, taken together as an integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, neither Unimin nor Fairmount Santrol has applied for, or expects to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the Mergers. No assurance can be given that the IRS will agree with the positions taken in the legal opinion or will not challenge the U.S. federal income tax consequences of the Mergers. If the Mergers do not qualify as a reorganization, U.S. holders will recognize gain or loss on the exchange of their Fairmount Santrol common stock for the Merger Consideration. Non-U.S. holders also may be subject to U.S. federal income tax if the Mergers do not qualify as a reorganization.

For a more detailed discussion of the material United States federal income tax consequences of the Mergers to U.S. holders and non-U.S. holders (including the potential application of FIRPTA), see the section entitled “Material United States Federal Income Tax Consequences of the Transaction” beginning on page 185 of this proxy statement/prospectus.

The combined company may be subject to material U.S. tax liabilities as a result of the HPQ Carveout.

As a condition precedent to the closing of the Merger, Fairmount Santrol will receive from Unimin an opinion from the qualified advisor specified in the Merger Agreement (the “HPQ Carveout Opinion”) to the effect that the HPQ Contribution and HPQ Redemption should qualify as tax-free transactions under the Code. The HPQ Carveout Opinion relies on certain representations, assumptions and understandings as to factual matters, and if these are not accurate, the conclusions expressed in the HPQ Carveout Opinion may not be correct. The HPQ Carveout Opinion is not binding on the IRS. In addition, certain actions that can be taken by

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Sibelco, the combined company and HPQ Co could retroactively cause the HPQ Carveout to fail to qualify for tax-free status, although the Tax Matters Agreement will generally subject the parties thereto to an indemnity obligation if they undertake certain actions that create a material risk of causing the HPQ Carveout to be treated as a taxable distribution.

No ruling has been sought or obtained from the IRS regarding the U.S. federal income tax treatment of the HPQ Carveout, and there can be no assurance that the IRS will not take a contrary position to that of the HPQ Carveout Opinion, or that the positions in the HPQ Carveout Opinion would be sustained if challenged.

If the HPQ Carveout failed to qualify for tax-free status, the combined company would be subject to tax in respect of gain recognized in respect of the HPQ Carveout as if it had sold the shares of HPQ Co for their fair market value at the time such shares were distributed. Furthermore, even if the distribution were otherwise to qualify under Sections 355 and 368(a)(1)(D) of the Code, it may be taxable to the combined company under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in HPQ Co or Unimin. For this purpose, any acquisitions of Unimin common stock, combined company common stock or of HPQ Co common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although HPQ Co or the combined company may be able to rebut that presumption, including through the use of certain safe harbors contained in U.S. Treasury Regulations under Section 355(e) of the Code.

The combined company may be entitled to indemnification by either HPQ Co or Sibelco if the HPQ Carveout fails to qualify for tax-free status under the Tax Matters Agreement under certain circumstances. However, if the combined company undertakes certain actions relating to sales or dispositions of stock or assets, alterations to its voting shares, or certain redemptions that result in the HPQ Carveout failing to qualify for tax-free status, the combined company may be responsible under the Tax Matters Agreement for indemnifying HPQ Co for tax liabilities and related costs and damages. However, the combined company will only be responsible for paying such indemnity if the relevant actions giving rise to the combined company’s indemnity obligation were approved by the majority of the combined company’s directors that were not appointed by Sibelco.

Unimin and Fairmount Santrol may be materially adversely affected by negative publicity related to the proposed Merger and in connection with other matters.

From time to time, political and public sentiment in connection with the proposed Merger and in connection with other matters could result in a significant amount of adverse press coverage and other adverse public statements affecting Unimin and Fairmount Santrol. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of Unimin’s and Fairmount Santrol’s respective businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of Unimin and Fairmount Santrol, on the morale and performance of their employees and on their relationships with their respective regulators. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Unimin’s and Fairmount Santrol’s respective businesses, financial condition, results of operations and cash flows.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Merger Agreement contains provisions that could discourage a potential alternative acquirer that might be willing to pay more to acquire Fairmount Santrol.

The Merger Agreement contains provisions that may discourage a third party from submitting a business combination proposal to Fairmount Santrol during the pendency of the proposed Merger. In particular, the Merger Agreement includes a general prohibition on soliciting or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition or combination proposal or offers for competing transactions, subject to limited exceptions. While the Fairmount Board may withdraw or change its recommendation regarding the Merger Agreement in response to an unsolicited third-party proposal to acquire Fairmount Santrol that the Fairmount Board determines to be superior to the Merger with Unimin, there are restrictions on its ability to do so. Further, even if the Fairmount Board withdraws its approval or recommendation of the Fairmount Santrol Merger proposal, Fairmount Santrol will still be required to submit the Fairmount Santrol Merger proposal to a vote of its stockholders at the special meeting unless the Merger Agreement is earlier terminated in accordance with its terms. For further information, see the section entitled “The Merger Agreement—No Solicitation by Fairmount Santrol” and “The Merger Agreement—Company Recommendation Change and Company Superior Proposals” in this proxy statement/prospectus. In addition, Fairmount Santrol may be required to pay Unimin a termination fee of $52 million in certain circumstances involving acquisition proposals for competing transactions. For further information, see the section entitled “The Merger Agreement—Termination Fees.” These provisions could discourage a potential third-party acquirer from considering or proposing an alternative acquisition, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the Merger. If the Merger Agreement is terminated and Fairmount Santrol determines to seek another strategic transaction, Fairmount Santrol may not be able to negotiate a transaction on terms comparable to, or better than, the terms of this transaction.

The fairness opinion obtained by Fairmount Santrol from its financial advisor reflects the fairness of the Merger Consideration, from a financial point of view, only as of the date of the opinion, and will not be updated to reflect changes in circumstances from the signing of the Merger Agreement in December 2017 through the closing of the Merger.

Fairmount Santrol obtained a fairness opinion dated December 11, 2017 from its financial advisor Wells Fargo. However, Fairmount Santrol has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus, and Fairmount Santrol does not anticipate asking its financial advisor to update its opinion. In rendering its opinion, Wells Fargo Securities made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters that are beyond the control of Fairmount Santrol and Unimin. These include, among other things, the impact of competition on the businesses of Fairmount Santrol and Unimin, the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Fairmount Santrol and Unimin, the industry and in the financial markets in general, any of which could affect the public trading value of Fairmount Santrol common stock by the time the Merger is completed.

Because the fairness opinion was issued at the time of the signing of the Merger Agreement and will not be updated, the opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed or as of any date other than the date of the opinion. The fairness opinion also does not address the prices at which Fairmount Santrol common stock will trade at any time. The fairness opinion that Fairmount Santrol received from Wells Fargo Securities is attached as Annex B to this proxy statement/prospectus. For a description of the opinion, see the section entitled “The Merger—Opinion of Fairmount Santrol’s Financial Advisor” in this proxy statement/prospectus. For a description of the other factors considered by the Fairmount Board in determining to approve the Merger, see the section entitled “The Merger—Fairmount Santrol’s Reasons for the Merger” in this proxy statement/prospectus.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Following the closing of the Merger, any inability to access the debt capital markets could impair the combined company’s liquidity, business or financial condition.

Any limitation on the ability of the combined company to raise money in the debt markets could have a substantial negative effect on the combined company’s liquidity. The combined company’s access to the debt markets in amounts adequate to finance its activities could be impaired as a result of various factors, some of which are not specific to the combined company, such as a severe disruption of the financial markets and interest rate fluctuations.

The costs and availability of financing from the debt capital markets will also be dependent on the creditworthiness of the combined company. The level and quality of the combined company’s earnings, operations, business and management, among other things, will impact its creditworthiness and potentially any credit ratings assigned by rating agencies to the combined company. A decrease in credit ratings assigned to the combined company by the ratings agencies may, to the extent that the combined company wishes to secure further borrowing, negatively impact the combined company’s access to the debt capital markets and increase the combined company’s cost of borrowing. It may also impact investor confidence in the combined company and consequently cause a decline in the price of the combined company common stock. There can be no assurance that the combined company will have a credit rating assigned to it by rating agencies or maintain any specific credit rating on a stand-alone basis. Any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the combined company.

Following the closing of the Merger, the combined company may launch branding or rebranding initiatives that may involve substantial costs and may not be favorably received by customers.

Following the closing of the Merger, the combined company corporate name will be                . Following this name change, the combined company may incur substantial costs in rebranding its products and services, and the combined company may not be able to achieve or maintain brand name recognition or status under the new combined company brand that is comparable to the recognition and status previously enjoyed by Unimin and Fairmount Santrol separately. The failure of any such rebranding initiative could adversely affect the combined company’s ability to attract and retain customers after the closing of the Merger, which could cause the combined company not to realize some or all of the benefits contemplated by Unimin and Fairmount Santrol to result from the closing of the Merger.

An impairment of goodwill or other intangible assets would adversely affect the combined company’s financial condition and results of operations.

Upon the closing of the Merger, the combined company will record goodwill as a result of the Merger, and other intangible assets will be recorded as a result of the purchase price allocation performed in connection with the Merger. Under U.S. GAAP, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In particular, if the combination of the businesses meets with unexpected difficulties, or if the combined company’s business does not develop as expected, impairment charges may be incurred in the future, which could be significant and which could have an adverse effect on the combined company’s financial condition and results of operations.

Certain terms of the Ancillary Agreements that will be entered into between the combined company and Sibelco in connection with the Merger may be less favorable to the combined company than the terms it could have obtained from an unaffiliated third party.

At the closing of the Merger, the combined company and Sibelco will enter into a number of additional agreements, including the Distribution Agreements, the Agency Agreements and the Non-Compete Agreement. Pursuant to the Distribution Agreements, the combined company and Sibelco will each provide distribution

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

services with respect to certain of the other party’s products and license certain trademarks. Pursuant to the Agency Agreements, the combined company and Sibelco will each provide exclusive agency services with respect to certain of the other party’s products within defined trading areas. Pursuant to the Non-Compete Agreement, for so long as Sibelco or any of its affiliates owns more than 50% of the issued and outstanding shares of the combined company common stock, the combined company and Sibelco will agree to refrain from selling, marketing, distributing or producing certain products within defined markets and territories. In addition, in connection with the HPQ Carveout, prior to the closing of the Merger, Unimin, Sibelco and HPQ Co will enter into the Contribution Agreement and the Tax Matters Agreement. Among other things, these agreements will provide for a customary allocation of assets and liabilities relating to Unimin’s high purity quartz business, and mutual indemnities will be provided by the relevant parties in respect of such liabilities. Certain terms of these agreements and other transactions between the combined company and Sibelco may be less favorable to the combined company than the terms it could have obtained from an unaffiliated third party. For further information on the relationship between the combined company and Sibelco, see “Certain Relationships and Related Party Transactions—Relationship with Sibelco” in this proxy statement/prospectus.

The ability of the combined company to pursue potential business opportunities and expand its business may be limited in the future because of its obligations under the Non-Compete Agreement with Sibelco.

At the closing of the Merger, the combined company and Sibelco will enter into the Non-Compete Agreement, pursuant to which the combined company and Sibelco will agree to refrain from selling, marketing, distributing or producing certain products within defined markets and territories and Sibelco will be provided a right of first offer with respect to certain acquisitions and investment opportunities of the combined company. As a result of these requirements and restrictions, in compliance with its obligations under the Non-Compete Agreement, the combined company may have to forgo certain attractive business opportunities that it may have otherwise pursued.

The Non-Compete Agreement will automatically terminate when Sibelco, together with its controlled affiliates, ceases to own more than 50% of the issued and outstanding shares of the combined company common stock. If the Non-Compete Agreement terminates, Sibelco may elect to expand its operations in the product markets and territories in which the combined company operates, in which case the combined company will face increased competition and may lose market share, which could have a material adverse effect on its business, financial condition, results of operations and cash flows. For additional information on the Non-Compete Agreement, see the section entitled “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Non-Compete Agreement” in this proxy statement/prospectus.

The combined company may require transition services from Sibelco following the closing of the Merger.

Upon the closing of the Merger, Sibelco will have no obligation to provide the combined company with any assistance or services other than pursuant to a Distribution Agreement and an Agency Agreement that will be entered into in connection with the Merger, along with such other arrangements as have otherwise been contractually agreed to as described under “Certain Relationships and Related Party Transactions—Relationship with Sibelco.” These services may not include every service Unimin has received from Sibelco in the past, and Sibelco is only obligated to provide these services for the periods indicated in the respective agreements. Accordingly, following the closing of the Merger, the combined company will need to provide internally or obtain from unaffiliated third parties the services that Unimin currently receives from Sibelco. These services may include information technology, tax, insurance and other administrative activities, the effective and appropriate performance of which is critical to the combined company’s operations. The combined company may be unable to replace these services in a timely manner or on terms and conditions as favorable as those that Unimin receives from Sibelco. Because Unimin’s business previously operated and currently operates in part as a component of the wider Sibelco group, the combined company may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or it may incur additional costs that

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

could adversely affect the combined company’s business. If the combined company fails to obtain the quality of administrative and other services necessary to operate effectively or incurs greater costs in obtaining these services, its financial condition, results of operations and cash flow may be materially and adversely affected.

Risks Related to Investing in and Ownership of Combined Company Common Stock

There has been no public market for the combined company common stock and the lack of a public market makes it difficult to determine the combined company’s fair market value. The market price of the combined company common stock following the closing of the Merger could be volatile and Fairmount Santrol stockholders could lose all or part of their investment.

Unimin’s outstanding capital stock is currently privately held and currently is not traded on any public market. As a result, no public market price is available to Fairmount Santrol stockholders for use in determining the value of the combined company common stock they are entitled to receive as the Stock Consideration. The value ascribed to Unimin’s securities in other contexts may not be indicative of the price at which Unimin common stock may have traded if it were traded on a public market. The Merger Consideration to be paid to Fairmount Santrol stockholders was determined based on negotiations between the parties to the Merger Agreement and likewise may not be indicative of the price at which Unimin common stock may have traded if it were traded on a public market. The Merger Consideration to be paid to Fairmount Santrol stockholders will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of combined company common stock following the closing of the Merger. In addition, the market price of the combined company common stock following the closing of the Merger could be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond the combined company’s control.

Fairmount Santrol stockholders cannot be sure that an active trading market will develop or be sustained for the shares of combined company common stock they will receive.

Unimin does not have any class of securities publicly traded or listed in the United States or elsewhere and, accordingly, public information about Unimin and its businesses or operations has been limited. The parties to the Merger Agreement have agreed to use their reasonable best efforts to cause the shares of the combined company common stock to be issued in the proposed Merger to be approved for listing on the NYSE prior to the effective time, subject to official notice of issuance, and the approval for listing on the NYSE of the combined company common stock to be issued to Fairmount Santrol stockholders in the proposed Merger is a condition to the completion of the proposed Merger. The listing of shares on the NYSE does not assure that a market for the combined company common stock will develop or be sustained. No assurance can be provided as to the demand for or trading price of the combined company common stock following the closing of the proposed Merger, and the combined company common stock may trade at a price less than the current market price of Fairmount Santrol common stock.

The trading price and volume of the combined company common stock may be volatile, and holders of the combined company common stock may not be able to sell their shares following the Merger.

The trading price and volume of the combined company common stock may be volatile following completion of the proposed Merger. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the combined company common stock. Volatility in the market price of the combined company common stock may prevent you from being able to sell your combined company common stock at or above the price at which you purchased the combined company common stock. As a result, you may suffer a loss on your investment.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Demand for the combined company common stock following completion of the proposed Merger and the development and continued existence of a market and favorable price for the combined company common stock will depend on a number of conditions, most of which the combined company cannot control, including:

•	general economic conditions within the U.S. and internationally, including changes in interest rates;

•	general market conditions, including fluctuations in commodity prices, sand-based proppants or industrial and recreational sand-based products;

•	domestic and international economic, legal and regulatory factors unrelated to the combined company’s performance;

•	changes in electricity and natural gas prices;

•	actual or anticipated fluctuations in the combined company’s quarterly and annual results and those of its competitors;

•	quarterly variations in the rate of growth of the combined company’s financial indicators, such as revenues, EBITDA, net income and net income per share;

•	the businesses, operations, results and prospects of the combined company;

•	the operating and financial performance of the combined company;

•	future mergers and strategic alliances;

•	market conditions in the energy industry;

•	changes in government regulation, taxes, legal proceedings or other developments;

•	shortfalls in the combined company’s operating results from levels forecasted by securities analysts;

•	investor sentiment toward the stock of energy companies in general;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	failure of the combined company to achieve the perceived benefits of the Mergers, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover the combined company common stock;

•	sales of common stock by the combined company, large stockholders or management, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	announcements concerning the combined company or its competitors;

•	public reaction to the combined company’s press releases, other public announcements and filings with the SEC;

•	strategic actions taken by competitors;

•	actions taken by the combined company stockholders;

•	additions or departures of key management personnel;

•	maintenance of acceptable credit ratings or credit quality;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the general state of the securities markets; and

•	the risk factors described in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus.

These and other factors may impair the development or sustainability of a liquid market for the combined company common stock and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the combined company common stock to fluctuate substantially, which may negatively affect the price and liquidity of the combined company common stock. Many of these factors and conditions are beyond the control of the combined company or the combined company stockholders.

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against the combined company, could result in very substantial costs, divert management’s attention and resources and harm the combined company’s business, operating results and financial condition.

The financial performance of the combined company and the price of the combined company common stock will be affected by factors different from those that historically have affected Fairmount Santrol.

Following the Merger, Fairmount Santrol stockholders will become combined company stockholders. The combined company’s business and target customers will differ from that of Fairmount Santrol, and accordingly the results of operations of the combined company will be affected by some factors that are different from those currently affecting the results of operations and stock price of Fairmount Santrol. For a discussion of the businesses of Unimin and Fairmount Santrol and of some important factors to consider in connection with such businesses, see the sections entitled “Business,” “Risk Factors—Risks Related to Unimin’s Business” and the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find Additional Information” in this proxy statement/prospectus.

Fairmount Santrol stockholders cannot be sure of the value of the Merger Consideration they will receive.

As a result of the Merger, each issued and outstanding share of Fairmount Santrol common stock (other than (1) shares owned by Fairmount Santrol or any wholly owned subsidiary of Fairmount Santrol (or held in the treasury of Fairmount Santrol), (2) shares owned by Sibelco or any of its subsidiaries and (3) shares held by any stockholder who is entitled to appraisal rights and has properly exercised and perfected (and not effectively withdrawn or lost) such stockholder’s demand for appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration, consisting of the Stock Consideration, the Cash Consideration and cash paid in lieu of fractional shares, if any, without interest. Fairmount Santrol stockholders will receive a fixed number of shares of combined company common stock in the Merger rather than a number of shares of combined company common stock with a particular fixed market value. The market value of Fairmount Santrol common stock at the effective time may vary significantly from its market price on December 11, 2017 (the date the Merger Agreement was executed), the date of this proxy statement/prospectus or the date on which Fairmount Santrol stockholders vote on the Fairmount Santrol Merger proposal. Because the Exchange Ratio is fixed and will not be adjusted to reflect any changes in the market price of Fairmount Santrol common stock, the market value of Fairmount Santrol common stock surrendered in exchange for the Merger Consideration may be higher or lower than the values of Fairmount Santrol common stock on earlier dates. The majority of the Merger Consideration to be received by Fairmount Santrol stockholders will be combined company common stock, but at the time of the special meeting, Fairmount Santrol stockholders will not know or be able to determine the value of the combined company common stock they would receive upon the closing of the Merger. Changes in the market price of Fairmount Santrol common stock may result from a variety of factors that are beyond the control of Fairmount Santrol and Unimin, including changes in its business, operations and prospects, regulatory considerations, governmental actions, legal proceedings and other developments. Market assessments of the benefits of the Merger, the likelihood that the Merger will be completed and general and industry-specific market

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

and economic conditions may also have an effect on the market price of Fairmount Santrol common stock. Neither Fairmount Santrol nor Unimin is permitted to terminate the Merger Agreement solely because of changes in the market price of Fairmount Santrol common stock.

Future sales or issuances of combined company common stock, including sales by Sibelco, could have a negative impact on the combined company common stock price.

Upon the closing of the Merger, Sibelco will own, directly or indirectly, 65% of the combined company common stock. Sales of combined company common stock by Sibelco or the perception that sales may be made by Sibelco could significantly reduce the market price of the combined company common stock. In addition, even if Sibelco does not sell a large number of shares of combined company common stock into the market, its right to transfer such shares may depress the stock price of the combined company common stock.

Pursuant to the terms and conditions of the Registration Rights Agreement, Sibelco will be entitled to registration rights with respect to its combined company common stock. These registration rights will include the right to demand that its shares be registered, the right to choose the method by which the shares of common stock are distributed, a choice as to the underwriter and registration rights in conjunction with other registered offerings by the combined company. Expenses incident to the combined company’s performance of or compliance with a demand registration made by Sibelco will be borne by the combined company. If Sibelco exercises its registration rights, the market price of shares of combined company common stock may be adversely affected.

Concurrently with the closing of the Merger, Sibelco will become party to the Stockholders Agreement pursuant to which Sibelco will be subject to certain transfer restrictions. In particular, Sibelco will agree that:

•	for 45 days beginning at the effective time, Sibelco and any stockholder party to the Stockholders Agreement who is also a combined company director cannot, and to the extent permitted by applicable law must cause their respective controlled affiliates not to, transfer or agree to transfer any combined company common stock or other shares of capital stock to any person that is not an affiliate of such stockholder, and

•	for three years following the effective time, unless approved by a majority of the Fairmount-nominated independent directors, Sibelco will not, and will cause its controlled affiliates not to, transfer or agree to transfer any combined company common stock or other shares of capital stock to any person (other than an affiliate of Sibelco) or group if such person or group would, following such transfer, beneficially own in excess of (i) 15% of the voting power of the outstanding shares of combined company voting stock or (ii) 50% of the voting power of the outstanding shares of combined company voting stock, unless such person agrees to make an offer to purchase all shares of combined company common stock held by all combined company stockholders for the same consideration and on substantially the same terms and conditions.

Notwithstanding the foregoing, Sibelco can transfer shares of combined company stock at any time (i) to any wholly owned affiliate of Sibelco who signs a joinder to the Stockholders Agreement, (ii) pursuant to a public offering of shares of combined company common stock (including pursuant to spin-off or split-off transactions or related actions involving a person holding Sibelco’s interest in the combined company) or (iii) in connection with a change of control of Sibelco. A change of control of Sibelco means (i) the acquisition by any other person, directly or indirectly, of record or beneficial ownership of more than 50% of the total voting securities of Sibelco, (ii) the acquisition by any other person of all or substantially all of the consolidated assets of Sibelco or (iii) the acquisition by any other person of the ability to vote or direct the voting securities of Sibelco for the election of a majority of Sibelco’s directors.

Combined company stockholders may experience dilution in the future.

The percentage ownership of combined company stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

awards that the combined company may grant to its directors, officers and employees. Such issuances may have a dilutive effect on the combined company’s earnings per share, which could adversely affect the market price of the combined company common stock.

Certain employees of Fairmount Santrol will have rights to purchase or receive shares of combined company common stock after the Merger as a result of the conversion of their Fairmount Santrol Stock Options, Fairmount Santrol RSUs and Fairmount Santrol PSUs into combined company stock options and RSUs. The conversion of these Fairmount Santrol equity awards into combined company equity awards is described in further detail in the section entitled “The Merger Agreement—Treatment of Fairmount Santrol Equity Awards.” The issuance of shares of combined company common stock pursuant to these awards will dilute the percentage ownership of combined company stockholders. It is also expected that, from time to time after the closing of the Merger, the compensation committee of the Combined Company Board will grant additional equity awards to employees and directors of the combined company under the combined company’s compensation and employee benefit plans. These additional equity awards will have a dilutive effect on the combined company’s earnings per share, which could adversely affect the market price of the combined company common stock.

In addition, the combined company’s certificate of incorporation will authorize the combined company to issue, without the approval of stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other special rights, including preferences over combined company common stock with respect to dividends and distributions, as the Combined Company Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of the combined company common stock. For example, subject to the terms of the Stockholders Agreement, the holders of preferred stock could be granted the right to elect some number of directors on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that could be assigned to holders of preferred stock could affect the residual value of the combined company common stock. For more information, see “Description of Combined Company Capital Stock.”

If securities or industry analysts do not publish research or reports about the combined company’s business, if they adversely change their recommendations regarding the combined company common stock or if the combined company’s operating results do not meet their expectations, the combined company common stock price and trading volume could decline.

The trading market for the combined company common stock will depend in part on the research and reports that securities or industry analysts publish about the combined company or its businesses. While securities and industry analysts currently cover Fairmount Santrol, securities and industry analysts do not currently cover Unimin and may never publish research on the combined company. If no securities or industry analysts commence coverage of the combined company, the trading price for combined company common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the combined company downgrade its securities or publish inaccurate or unfavorable research about its businesses, or if the combined company’s operating results do not meet analyst expectations, the combined company common stock price would likely decline. If one or more of these analysts cease coverage of the combined company or fail to publish reports on the combined company regularly, demand for combined company common stock could decrease, which might cause the combined company common stock price and trading volume to decline.

Existing Fairmount Santrol stockholders will have a reduced ownership and voting interest in, and will exercise less influence over management of, the combined company after the Merger than they did with respect to Fairmount Santrol prior to the Merger.

Fairmount Santrol stockholders currently have the right to vote in the election of the Fairmount Board and on other matters affecting Fairmount Santrol that are subject to a vote of stockholders. Upon the closing of the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Merger, each Fairmount Santrol stockholder who receives combined company common stock in the Merger will become a combined company stockholder with a percentage ownership of, and voting interest in, the combined company that is smaller than such stockholder’s percentage ownership of, and voting interest in, Fairmount Santrol immediately prior to the Merger. Immediately following the closing of the Merger, the former Fairmount Santrol stockholders, as a group, including holders of certain Fairmount Santrol equity awards, will own 35% of the combined company common stock. In addition, former directors of Fairmount Santrol will constitute less than half of the Combined Company Board. Accordingly, Fairmount Santrol stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Fairmount Santrol.

Sibelco will exercise significant influence over the combined company, and its interests in the combined company may be different than yours.

Upon the closing of the Merger, Sibelco will beneficially own, directly or indirectly, 65% of the outstanding shares of combined company common stock. In addition, pursuant to the Stockholders Agreement, Sibelco will have certain preemptive rights pursuant to which it will be able to purchase its pro rata portion of any new securities that the combined company may from time to time propose to issue or sell to any person, with certain exceptions. Accordingly, subject to applicable law and the limitations set forth in the combined company’s certificate of incorporation, the combined company’s bylaws and the Stockholders Agreement, Sibelco will be able to exercise significant influence over the combined company’s business policies and affairs, including any action requiring the approval of the combined company stockholders, including the adoption of amendments to the combined company’s certificate of incorporation and the combined company’s bylaws and the approval of a merger or sale of all or substantially all of the combined company’s assets.

Pursuant to the Stockholders Agreement, Sibelco will have the right to nominate the majority of the initial directors of the combined company. Subject to the limitations included in the combined company’s certificate of incorporation, the combined company’s bylaws and the Stockholders Agreement, the Unimin-nominated directors will have significant authority to effect decisions affecting the capital structure of the combined company, including the issuance of additional capital stock, the incurrence of additional indebtedness, the implementation of stock repurchase programs and the decision of whether or not to declare dividends. In addition, prior to or at the closing of the Merger, the combined company and Sibelco will enter into the Contribution Agreement, the Tax Matters Agreement, the Distribution Agreements, the Agency Agreements and the Non-Compete Agreement, which are discussed in the section entitled “Certain Relationships and Related Party Transactions—Relationship with Sibelco.”

The interests of Sibelco may conflict with the interests of other combined company stockholders. For example, Sibelco may support certain long-term strategies or objectives for the combined company that may not be accretive to combined company stockholders in the short term. The concentration of ownership may also delay, defer or even prevent a change in control of the combined company, even if such a change in control would benefit the other combined company stockholders, and may make some transactions more difficult or impossible without the support of Sibelco. This significant concentration of share ownership may adversely affect the trading price for the combined company common stock because investors may perceive disadvantages in owning stock in companies with stockholders who own significant percentages of a company’s outstanding stock. In addition, sales by Sibelco of shares of combined company common stock in the market, or the perception that Sibelco might sell shares in the market, or the fact that a large portion of the combined company common stock is not part of the public float, could have an adverse effect on the trading market for the combined company common stock.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The combined company will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements.

In addition to the consequences of the concentration of share ownership and possible conflicts between the interests of Sibelco and your interests discussed above, the combined company will initially be a “controlled company” within the meaning of the rules of the NYSE. Under these rules, a company in which over 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is not required to have:

•	a majority of its board of directors be independent directors;

•	a nominating/corporate governance committee or a compensation committee, or to have such committees be composed entirely of independent directors; and

•	the compensation of the Chief Executive Officer of the combined company be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on the board of directors.

Following the closing of the Merger, the combined company may rely on certain of these exemptions. In particular, a majority of the combined company’s directors may not be independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE without regard to the exemptions available for “controlled companies,” and the combined company’s initial status as a “controlled company” may adversely affect the trading price for the combined company common stock. For more information, see the section entitled “Management and Corporate Governance of the Combined Company After the Merger—Board of Directors of the Combined Company” in this proxy statement/prospectus.

The combined company common stock to be received by Fairmount Santrol stockholders in the Merger will have rights that differ from the rights of shares of Fairmount Santrol common stock.

Upon the closing of the Merger, Fairmount Santrol stockholders will no longer be Fairmount Santrol stockholders, but will instead be combined company stockholders. The rights of former Fairmount Santrol stockholders who become combined company stockholders will be governed by the combined company’s certificate of incorporation and the combined company’s bylaws, which will be adopted as of the effective time, in the form of Annexes C and D to this proxy statement/prospectus. The rights associated with the combined company common stock are different from the rights associated with shares of Fairmount Santrol common stock. See “Comparison of Stockholder Rights Before and After the Merger” in this proxy statement/prospectus.

The combined company currently does not intend to pay dividends on its common stock following the closing of the Merger, and the combined company’s debt agreements will place certain restrictions on its ability to do so. Consequently, unless there is a change to the combined company dividend policy, your only opportunity to achieve a return on your investment is if the price of the combined company common stock appreciates.

The combined company does not plan to declare dividends on shares of its common stock in the foreseeable future. Any determination to pay dividends will be at the discretion of the Combined Company Board and will be dependent on then-existing conditions, including the combined company’s financial condition, earnings, legal requirements, including limitations under Delaware law, restrictions in the combined company’s debt agreements that limit its ability to pay dividends to stockholders and other factors the Combined Company Board deems relevant. If the Combined Company Board decides to declare dividends in the future, it may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. For

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

these reasons, you will not be able to rely on dividends to receive a return on your investment. Accordingly, realization of a gain on your shares of combined company common stock received in the Merger will likely depend solely on the appreciation of the price of the combined company common stock, which may never occur.

In connection with the Merger, the combined company will become a public reporting company subject to financial reporting and other requirements.

In connection with the Merger, the combined company will become a public reporting company subject to reporting, disclosure control and other obligations under the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as rules adopted, and to be adopted, by the SEC and the NYSE. The combined company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. As a result, the combined company will incur higher legal, accounting and other expenses than before, and these expenses may increase even more in the future. For example, subject to certain exceptions, Section 404 of the Sarbanes-Oxley Act requires an annual management assessment of the effectiveness of internal controls over financial reporting and a report by the combined company’s independent registered public accounting firm addressing these assessments. If the combined company is unable to implement its compliance initiatives in a timely and effective fashion, its ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired.

In addition, the combined company cannot assure you that there will not be material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the combined company’s ability to accurately report its cash flows, results of operations or financial condition. If the combined company is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines that the combined company has a material weakness or significant deficiency in its internal control over financial reporting, the combined company could lose investor confidence in the accuracy and completeness of its financial reports, the market price of its common stock could decline, and the combined company could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in the combined company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets and reduce or eliminate the trading market for the combined company common stock.

The combined company’s certificate of incorporation will contain a provision renouncing the combined company’s interest and expectancy in certain corporate opportunities.

The combined company’s certificate of incorporation will provide that, to the fullest extent permitted by applicable law, the combined company, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the combined company and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to Sibelco or any of Sibelco’s officers, directors, agents, members, affiliates and subsidiaries (other than the combined company and its subsidiaries) (each, a “Specified Party”), or business opportunities in which a Specified Party participates or desires to participate, even if the opportunity is one that the combined company or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. In addition, each such Specified Party has no duty to communicate or offer such business opportunity to the combined company and, to the fullest extent permitted by law, will not be liable to the combined company or any of its subsidiaries or any stockholder for a breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, by reason of the fact that such Specified Party pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the combined company or its subsidiaries.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

As a result of this provision, a director of the combined company who also serves as a director, officer or employee of Sibelco or any of Sibelco’s subsidiaries or affiliates may pursue certain acquisitions or other opportunities that may be complementary to the combined company’s business and, as a result, such acquisition or other opportunities may not be available to the combined company. These potential conflicts of interest could have a material adverse effect on the combined company’s business, financial condition and results of operations if attractive corporate opportunities are allocated by Sibelco to itself or its subsidiaries or affiliates instead of to the combined company.

The combined company’s certificate of incorporation and the combined company’s bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of the combined company common stock.

Provisions that will be contained in the combined company’s certificate of incorporation and the combined company’s bylaws may delay or discourage transactions involving an actual or potential change in control or a change in management, including transactions in which combined company stockholders might otherwise receive a premium for their shares or transactions that combined company stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the combined company common stock. Among other things, the combined company’s certificate of incorporation and the combined company’s bylaws will:

•	permit the Combined Company Board to issue up to shares of preferred stock, with any rights, preferences and privileges as it may designate (including preferences over the combined company common stock);

•	provide that, except as otherwise provided in the Stockholders Agreement, the authorized number of directors may be changed only by resolution adopted by a majority of the Combined Company Board, subject to the rights of holders of any series of preferred stock;

•	provide that all vacancies, including newly created directorships, may, except as otherwise provided in the Stockholders Agreement or required by law and subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by combined company stockholders following the Trigger Date must be effected at a duly called annual or special meeting of combined company stockholders and not be taken by written consent;

•	provide that combined company stockholders seeking to present proposals before a meeting of combined company stockholders or to nominate candidates for election as directors at a meeting of combined company stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of such stockholder’s notice;

•	provide that special meetings of combined company stockholders following the Trigger Date may be called only by the Combined Company Board pursuant to a resolution adopted by a majority of the total number of directors that the combined company would have if there were no vacancies;

•	provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain legal proceedings; and

•	provide that the Combined Company Board always has the power to make, rescind, alter, amend and repeal the combined company’s bylaws and that, following the Trigger Date, the combined company’s bylaws may be adopted, altered, amended or repealed by the holders of combined company common stock only upon the approval of at least 66 2⁄3% of the voting power of all the then outstanding shares of combined company common stock.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Additionally, the DGCL provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The combined company’s certificate of incorporation will not provide for cumulative voting in the election of directors.

Risks Related to Fairmount Santrol’s Business and Operations

You should read and consider the risk factors specific to Fairmount Santrol’s business and operations, which will also affect the combined company. These risks are described in the section entitled “Risk Factors” in Fairmount Santrol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q, and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus for the location of information incorporated by reference herein.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and other documents incorporated by reference into this proxy statement/prospectus contain or may contain forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “should,” “can,” “expects,” “believes,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” “is confident that” and “seeks” or the negative of such terms or other variations of such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the potential benefits of the proposed Merger between Unimin and Fairmount Santrol, including the combined company’s plans, objectives and intentions, the expected timing of completion of the transaction, outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, potential synergies and cost savings, financial forecasts or the impact of legal or regulatory matters on the business, results of operations or financial condition of the combined company and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the respective managements of Unimin and Fairmount Santrol and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus. Specifically, risks related to the Merger that could cause actual results to differ materially from forward-looking statements made regarding the Merger include:

•	risks that the Merger may not close or may not close on the terms or timing anticipated, including the inability to complete the Merger due to the failure to obtain Fairmount Santrol stockholder approval or governmental or regulatory clearances, the failure to satisfy other conditions to the closing of the Merger and the termination of the Merger Agreement for any other reason;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the ability of Unimin and Fairmount Santrol to integrate their businesses successfully and to achieve anticipated synergies and the anticipated cost, timing and complexity of integration efforts;

•	the future financial performance, anticipated liquidity and capital expenditures of the combined company and other risks related to the operation of the combined company, including macro-economic conditions, indebtedness, continued availability of capital and financing and rating agency actions, managing expenses, operational losses, failure or breach of security systems, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations;

•	potential litigation relating to the Merger;

•	appraisal rights of Fairmount Santrol stockholders;

•	success in retaining or recruiting, or changes required in, the combined company’s officers, key employees or directors following the Merger;

•	disruption from the Merger making it difficult to maintain business and operational relationships;

•	potential business uncertainty, including changes to existing business relationships, during the period before the closing of the Merger that could affect Fairmount Santrol’s and/or Unimin’s financial performance;

•	potential adverse reactions or changes to business relationships resulting from negative publicity relating to the announcement or closing of the Merger;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the potential inability to obtain consents from counterparties in connection with the Merger and the potential termination or alteration of existing contracts or relationships;

•	certain restrictions during the period before the closing of the Merger that may impact Fairmount Santrol’s or Unimin’s ability to pursue certain business opportunities or strategic transactions;

•	transaction fees and costs incurred and to be incurred in connection with the Merger and the integration of the combined company;

•	the actual results of operations and financial condition of the combined company following the Merger as compared to the unaudited pro forma combined financial information included in this proxy statement/prospectus;

•	interests of certain of the directors and executive officers of Fairmount Santrol in the Merger that are different from, or in addition to, those of Fairmount Santrol stockholders generally;

•	the tax treatment of the Mergers;

•	the fairness opinion of Fairmount Santrol’s financial advisor;

•	potential branding or rebranding initiatives that may be launched following the Merger, their costs and support among the combined company’s customers;

•	the effect of “no shop” provisions contained in the Merger Agreement on potential alternative acquirers;

•	uncertainty as to the trading market and long-term value of the combined company common stock;

•	adverse developments in general market, business, economic, labor, regulatory and political conditions;

•	the impact of any catastrophic events including, but not limited to, cyber-breaches, acts of war or terrorism or natural disasters, as well as management’s response to any of the aforementioned factors; and

•	the impact of any change to applicable laws and regulations affecting operations, including those relating to environmental and climate change, taxes, price controls and regulatory approvals.

Unlisted risks and uncertainties may present significant additional obstacles to the realization of forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by any forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the combined company’s consolidated financial condition, results of operations, credit rating or liquidity. You should not place undue reliance on these forward-looking statements. Neither Unimin nor Fairmount Santrol undertakes any obligation to update or revise any forward-looking statements to reflect events or circumstances that arise after the date of this proxy statement/prospectus, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF UNIMIN

The following tables set forth Unimin’s selected historical consolidated financial data. The selected historical consolidated financial information of Unimin as of December 31, 2016 and for the years ended December 31, 2016 and 2015 has been derived from Unimin’s audited historical consolidated financial statements, copies of which are attached as Annex F to this proxy statement/prospectus. The selected historical consolidated financial information of Unimin as of December 31, 2015 and as of and for the years ended December 31, 2014 and 2013 has been derived from Unimin’s unaudited historical consolidated financial statements, which are not included in this proxy statement/prospectus. You should read the following selected historical consolidated financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unimin” and Unimin’s consolidated financial statements and related notes, copies of which are attached as Annex F to this proxy statement/prospectus. Historical results are not necessarily indicative of future results of Unimin or the combined company. Unimin’s financial statements have been prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2016	2015	2014	2013
	(in thousands, except share and per share data)
Selected Income Statement Data:
Revenue	$1,093,476	$1,472,903	$2,131,964	$1,682,780
Income (loss) from operations	19,452	(76,868)	428,324	309,168
Net income (loss) from continuing operations	3,665	(72,358)	299,035	190,687
Net income (loss)	3,665	(72,358)	209,101	142,745
Earnings (loss) per share—basic and diluted	2.73	(53.84)	186.65	111.77

Selected Balance Sheet Data:
Cash and cash equivalents	$183,361	$359,478	$417,764	$56,197
Total assets	1,839,099	2,247,580	2,445,316	2,864,577
Long term debt, including current	367,436	637,616	314,377	778,212
Total liabilities	768,681	1,142,596	1,245,447	1,392,955
Total shareholders’ equity	1,070,418	1,104,984	1,199,869	1,471,622

Other Financial Data:
Capital expenditures	$73,516	$230,608	$187,920	$237,315

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL

AND OPERATING DATA OF FAIRMOUNT SANTROL

The following table presents selected historical consolidated financial data for Fairmount Santrol as of and for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 and as of and for the nine months ended September 30, 2017 and 2016. The statement of operations data for each of the three years in the period ended December 31, 2016 and the balance sheet data as of December 31, 2016 and 2015 has been derived from Fairmount Santrol’s audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which are incorporated by reference into this proxy statement/prospectus. The balance sheet data as of December 31, 2014 has been derived from Fairmount Santrol’s audited consolidated financial statements for the year ended December 31, 2014 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which have not been incorporated into this document by reference. The statement of operations data for the fiscal years ended December 31, 2013 and 2012 and the balance sheet data as of December 31, 2013 and 2012 have been derived from Fairmount Santrol’s audited consolidated financial statements for the years ended December 31, 2013 and 2012 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which have not been incorporated into this document by reference.

The financial data as of and for the nine months ended September 30, 2017 and for the nine months ended September 30, 2016 have been derived from Fairmount Santrol’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2017, which is incorporated by reference into this proxy statement/prospectus. The financial data as of September 30, 2016 has been derived from Fairmount Santrol’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2016, which has not been incorporated into this document by reference. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. In the opinion of Fairmount Santrol’s management, all adjustments considered necessary for a fair presentation of the interim financial information have been included.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Fairmount Santrol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Fairmount Santrol’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2017, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in thousands, except per share data)
Statement of Income Data:
Revenues	$685,859	$394,482	$535,103	$828,709	$1,356,458	$988,386	$885,190
Income (loss) from operations	73,788	(169,020)	(179,319)	(30,135)	311,664	227,956	278,426
Income (loss) before provision for income taxes	36,158	(219,058)	(239,566)	(93,869)	248,036	149,876	219,842
Net income (loss)	34,032	(120,272)	(140,125)	(91,930)	170,623	104,657	149,473
Net income (loss) attributable to Fairmount Santrol Holdings Inc.	33,839	(120,287)	(140,192)	(92,135)	170,450	103,961	148,886
Earnings (loss) per share:
Basic	$0.15	$(0.71)	$(0.78)	$(0.57)	$1.08	$0.67	$0.96
Diluted	$0.15	$(0.71)	$(0.78)	$(0.57)	$1.03	$0.63	$0.91
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$107,470	$(11,479)	$(6,592)	$235,944	$205,276	$174,635	$186,433
Investing activities	(53,596)	(24,713)	(26,214)	(114,000)	(138,331)	(579,517)	(107,366)
Financing activities	(60,454)	77,243	54,889	(25,091)	(7,677)	410,515	(119,070)

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in thousands, except per share data)
Other Financial Data:
Capital expenditures	$36,470	$28,712	$30,597	$113,750	$143,491	$111,514	$109,016
EBITDA(1)	133,057	(114,629)	(101,990)	34,922	368,084	248,877	303,659
Adjusted EBITDA(1)	141,028	(16,609)	(4,902)	138,100	397,291	292,584	318,650
Operating Data:
Proppant Solutions:
Total tons sold	7,501	4,570	6,415	6,204	7,188	5,117	3,765
Revenue	$589,556	$302,705	$416,144	$710,083	$1,232,232	$856,212	$757,851
Segment gross profit	166,820	9,419	26,501	175,226	463,426	317,117	336,981
Industrial & Recreational Products:
Total tons sold	1,897	1,917	2,504	2,301	2,426	2,462	2,375
Revenue	$96,303	$91,777	$118,869	$118,626	$124,226	$132,174	$127,339
Segment gross profit	43,569	37,597	48,798	44,638	41,578	43,427	45,792
Balance Sheet Data (at period end):
Cash and cash equivalents	$188,257	$213,434	$194,069	$171,486	$76,923	$17,815	$11,866
Total assets	1,306,224	1,239,014	1,202,910	1,354,249	1,514,016	1,283,431	679,601
Long term debt (including current portion)	794,507	1,144,082	843,013	1,223,106	1,252,639	1,262,146	831,195
Total liabilities	1,010,368	1,252,361	951,790	1,414,617	1,480,542	1,448,789	965,529
Total equity (deficit)	295,856	(13,347)	251,120	(60,368)	33,474	(165,358)	(285,928)

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, see “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and certain external users of Fairmount Santrol’s financial statements in evaluating its operating performance.

Management of Fairmount Santrol believes EBITDA and Adjusted EBITDA are useful because they allow Fairmount Santrol to more effectively evaluate its operations from period to period without regard to its financing methods or capital structure. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or more meaningful than, net income as determined in accordance with U.S. GAAP as indicators of Fairmount Santrol’s operating performance. Certain items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA or Adjusted EBITDA. Although Fairmount Santrol attempts to determine EBITDA and Adjusted EBITDA in a manner that is consistent with other companies in its industry, Fairmount Santrol’s computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. Fairmount Santrol believes that EBITDA and Adjusted EBITDA are widely followed measures of operating performance.

Adjusted EBITDA is presented as a performance measure because certain charges or expenses may occur in a particular period and are not indicative of true operating performance. For this reason, Fairmount Santrol management believes Adjusted EBITDA is useful to investors as well.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth a reconciliation of net income, the most directly comparable U.S. GAAP financial measure, to EBITDA and Adjusted EBITDA:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in thousands)
Reconciliation of Adjusted EBITDA
Net income (loss) attributable to Fairmount Santrol Holdings Inc.	$33,839	$(120,287)	$(140,192)	$(92,135)	$170,450	$103,961	$148,886
Interest expense, net	37,630	50,043	65,367	62,242	60,842	61,926	56,714
Provision (benefit) for income taxes	2,126	(98,786)	(99,441)	(1,939)	77,413	45,219	70,369
Depreciation, depletion and amortization expense	59,462	54,501	72,276	66,754	59,379	37,771	27,690

EBITDA	133,057	(114,629)	(101,990)	34,922	368,084	248,877	303,659
Non-cash stock compensation expense(1)	7,582	7,366	8,870	4,525	16,571	10,133	11,434
Goodwill and other asset impairments(2)	—	90,654	93,148	80,188	—	—	273
Restructuring charges(3)	—	—	—	9,221	—	—	—
Loss on disposal of fixed assets(4)	—	—	—	7,915	1,921	6,424	596
Write-off of deferred financing costs(5)	389	—	2,618	864	—	—	—
Gain on repurchase of debt(6)	—	—	(8,718)	—	—	—	—
Transaction expenses(7)	—	—	450	—	638	12,462	1,414
Management fees & expenses paid to sponsor(8)	—	—	—	—	864	2,928	1,274
Loss on extinguishment of debt(9)	—	—	—	—	—	11,760	—
Other charges(10)	—	—	180	465	—	—	—
Initial Public Offering fees & expenses	—	—	—	—	9,213	—	—

Adjusted EBITDA	$141,028	$(16,609)	$(4,902)	$138,100	$397,291	$292,584	$318,650

(1)	Represents the non-cash expense for stock-based awards issued to Fairmount Santrol employees and outside directors.
(2)	Non-cash charges in 2016 are associated with the impairment of mineral reserves and other long-lived assets. The fourth quarter of 2015 included a $69.2 million impairment of goodwill in Fairmount Santrol’s Proppant Solutions segment.
(3)	Expenses associated with restructuring activities and plant closures, including pension withdrawal, severance payments and other liabilities. Fairmount Santrol no longer reflects cash charges related to restructuring as an adjustment to EBITDA in 2016 results.
(4)	Includes losses related to the sale and disposal of certain assets, including property, plant and equipment, discontinued inventory and an investment in foreign operations.
(5)	Represents the write-off of deferred financing fees in relation to term loan prepayment in 2017, term loan repurchases in 2016 and the amendment of Fairmount Santrol’s revolving credit facility in 2015.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(6)	Gain related to the discount on term loan repurchases.
(7)	Expenses associated with term loan repurchases in 2016 and acquisition-related activities in 2014, 2013 and 2012.
(8)	Includes fees and expenses paid to American Securities for consulting and management services pursuant to a management and consulting agreement. The agreement was terminated upon Fairmount Santrol’s initial public offering in October 2014.
(9)	Represents the loss on a portion of the remaining unamortized deferred financing fees upon entering a new credit facility.
(10)	Loss on the curtailment of a pension plan in 2016 and cash payment associated with an audit of Fairmount Santrol’s Employee Stock Bonus Plan in 2015.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined statement of operations for the year ended December 31, 2016 and unaudited pro forma combined balance sheet as of December 31, 2016 give effect to the Merger, the HPQ Carveout, the Cash Redemption, the refinancing of indebtedness of Unimin and Fairmount Santrol and related transactions (collectively, the “transactions”), with respect to the summary unaudited pro forma combined statement of operations, as if such transactions occurred on January 1, 2016, and with respect to the summary unaudited pro forma combined balance sheet, as if such transactions occurred on December 31, 2016. The following unaudited pro forma combined financial statements are preliminary and do not give effect to any purchase price allocation with respect to the assets of Fairmount Santrol. In addition, the following unaudited pro forma combined financial statements do not represent current or future market conditions.

The following unaudited pro forma combined financial statements are based on the historical financial statements of Unimin and Fairmount Santrol and are intended to illustrate how the transactions might have affected the historical financial statements of Unimin if each had been consummated as of the dates indicated above. The unaudited pro forma combined financial statements reflect preliminary estimates and assumptions based on information available at the time of preparation, including fair value estimates of assets and liabilities. The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have actually resulted had the transactions occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus. In addition, the unaudited pro forma combined financial statements include adjustments that are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented.

The unaudited pro forma combined financial statements were prepared using the acquisition method of accounting in accordance with ASC 805 with Unimin designated as the accounting acquirer of Fairmount Santrol. You should read the following unaudited pro forma combined financial statements in conjunction with Fairmount Santrol’s consolidated financial statements and related notes incorporated by reference in this proxy statement/prospectus and Unimin’s consolidated financial statements and related notes beginning on page F-1 of this proxy statement/prospectus.

The unaudited pro forma combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the transactions, the costs to integrate the operations of Unimin and Fairmount Santrol or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements. In addition, the unaudited pro forma combined financial statements do not reflect any potential regulatory actions that may impact the combined company when the transactions are completed.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Unimin Corporation

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2016

(in thousands)

	Historical Unimin	Historical Fairmount Santrol	HPQ Carveout (Note 1)	Pro Forma Adjustments		Unimin Pro Forma
ASSETS

Current assets:
Cash and cash equivalents	$183,361	$194,069	$1,308	$(298,565)	A, B, C, D, E, L	$80,173
Accounts receivable, net of allowance for doubtful accounts	186,570	78,942	(18,607)	—		246,905
Inventories, net	97,069	52,650	(34,662)		G	115,057
Other receivables	35,236	21,077	—	—		56,313
Prepaid expenses and other current assets	15,768	7,065	(1,282)	1,000	B	22,551

Total current assets	518,004	353,803	(53,243)	(297,565)		520,999

Noncurrent assets:
Property, plant, and equipment	1,228,838	727,735	(101,204)		H	1,855,369
Intangible assets, net	30,106	95,341	(1,754)		I	123,693
Goodwill	53,512	15,301	—		K	68,813
Deferred tax assets, net	5,954	1,244	(1,618)	—		5,580
Other assets	2,685	9,486	—	—		12,171

Total noncurrent assets	1,321,095	849,107	(104,576)	—		2,065,626

Total assets	$1,839,099	$1,202,910	$(157,819)	$(297,565)		$2,586,625

LIABILITIES AND EQUITY

Current liabilities:
Accounts and other payables	$73,589	$37,263	$(8,273)	$—		$102,579
Current portion of long-term debt	233	10,707	—	(10,940)	C	—
Current tax liabilities	—	—	—	5,242	M	5,242
Accrued expenses and other current liabilities	92,655	26,185	(552)	(5,242)	M	113,046

Total current liabilities	166,477	74,155	(8,825)	(10,940)		220,867

Noncurrent liabilities:
Long-term debt	367,203	832,306	—	437,625	A	1,637,134
Employee benefit obligations	87,775	—	—	11,579	M	99,354
Deferred tax liabilities	114,774	7,057	—	—	J	121,831
Other liabilities	32,452	38,272	(151)	(11,579)	M	58,994

Total noncurrent liabilities	602,204	877,635	(151)	437,625		1,917,313

EQUITY

Shareholders’ equity:
Common stock	1,777	2,422	—	(2,422)	F	1,777
Additional paid-in-capital	43,941	297,649	—	(998,899)	D, E. F	(657,309)
Accumulated other comprehensive loss, net	(118,499)	(19,002)	(27,842)	19,002	F	(146,341)
Retained earnings	1,753,831	264,852	(121,000)	(287,852)	F	1,609,831
Treasury stock	(610,632)	(294,874)	—	294,874	F	(610,632)

Total shareholders’ equity	1,070,418	251,047	(148,842)	(975,297)		197,326
Noncontrolling Interests		73		(73)	F	—
Total equity	1,070,418	251,120	(148,842)	(975,370)		197,326

Total equity and liabilities	$1,839,099	$1,202,910	$(157,818)	$(548,685)		$2,335,506

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Unimin Corporation

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2016

(in thousands, except share data)

	Historical Unimin	Historical Fairmount Santrol	HPQ Carveout (Note 1)	Pro Forma Adjustments		Unimin Pro Forma
Revenue	$1,093,476	$535,013	$(110,682)	$—		$1,517,807
Cost of goods sold	826,945	459,714	(72,097)	—		1,214,562

Operating Expenses
Selling, general and administrative expenses	112,715	79,140	(11,794)	—		180,061
Depreciation, depletion and amortization expense	116,259	72,276	(11,210)		O	177,325
Goodwill and other asset impairments	9,634	93,148	—	—		102,782
Restructuring charges	—	1,155	—	(1,155	) M	—
Other operating expense, net	8,471	8,899	(642)	1,155	M	17,883

Income (loss) from operations	19,452	(179,319)	(14,939)	—		(174,806)

Interest expense, net	23,999	65,367	—	(8,729	) N	80,637
Gain on repurchase of debt, net	—	(5,110)	—	—		(5,110)
Equity in (earnings) of investee companies	(1,022)	—	—	—		(1,022)
Other expense, net	12,923	(10)	—	—		12,913

Total other expenses, net	35,900	60,247	—	(8,729)		87,418
Loss before benefit for income taxes	(16,448)	(239,566)	(14,939)	8,729		(262,224)
Income tax benefit	(20,113)	(99,441)	—	3,404	P	(116,150)

Net income (loss)	3,665	(140,125)	(14,939)	5,325		(146,074)
Less: Net income attributable to the noncontrolling interest holders	—	67	—	—		67

Net income (loss) attributable to shareowners	$3,665	$(140,192)	$(14,939)	$5,325		$(146,141)

Earnings (loss) per share:
Basic	$2.73	$(0.78)

Weighted Average Shares Outstanding:
Basic	1,344	179,429

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Note 1. Description of the Transactions

Merger

On December 11, 2017, Unimin, a wholly owned subsidiary of Sibelco, and Sibelco entered into the Merger Agreement with Fairmount Santrol, Merger Sub, a wholly owned subsidiary of Unimin, and Merger Sub LLC, a wholly owned subsidiary of Unimin, providing for, among other things, the Merger of Merger Sub into Fairmount Santrol with Fairmount Santrol continuing as the surviving corporation and a direct wholly owned subsidiary of Unimin. In connection with the Merger, each share of Fairmount Santrol common stock issued and outstanding immediately prior to the closing of the Merger (other than (1) shares owned by Fairmount Santrol or any wholly owned subsidiary of Fairmount Santrol (or held in the treasury of Fairmount Santrol), (2) shares owned by Sibelco or any of its subsidiaries and (3) shares held by a stockholder who is entitled to appraisal rights and has properly exercised and perfected (and not effectively withdrawn or lost) such stockholder’s demand for appraisal rights under the DGCL) will be converted into the right to receive (a) a number of shares of combined company common stock equal to the Exchange Ratio, (b) an amount in cash equal to the result of (x) $170,000,000, divided by (y) the fully diluted Fairmount Santrol share number, without interest (which is estimated to result in cash consideration of approximately $0.74 per share of Fairmount Santrol common stock) and (c) cash in lieu of fractional shares, without interest. Immediately following the effective time, Fairmount Santrol stockholders, including holders of certain Fairmount Santrol equity awards, immediately prior to the effective time will own 35% of the outstanding shares of combined company common stock.

The closing of the Merger and the actual closing date depend upon the satisfaction of a number of conditions, including, among others, (i) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act having been terminated or having expired, (ii) all applicable waiting periods (or extensions thereof) or necessary approvals relating to the Merger under the applicable laws of the jurisdictions or governmental entities specified in the Merger Agreement having expired, been terminated or been received, (iii) there being no order, statute, law, ordinance, rule or regulation of any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition in effect, in the United States or in any jurisdiction specified in the Merger Agreement, that prevents, makes illegal or prohibits the closing of the Merger and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements, (iv) the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC and (v) the approval for listing by the NYSE, subject to official notice of issuance, of the shares of Unimin common stock issuable to the holders of Fairmount Santrol common stock in connection with the Merger.

HPQ Carveout

As contemplated by the Merger Agreement, Sibelco will retain the global high purity quartz business, which consists of Unimin’s Electronics segment. Prior to, and as a condition to, the consummation of the Merger, Unimin will contribute certain of its assets to HPQ Co, in exchange for all of the stock of HPQ Co and the assumption by HPQ Co of certain liabilities related to the business being transferred, in accordance with the Contribution Agreement. Unimin will then distribute 100% of the stock of HPQ Co to Sibelco in exchange for certain shares of Unimin common stock held by Sibelco, in accordance with the Contribution Agreement. Accordingly, the pro forma adjustments exclude the assets, liabilities, stockholder’s equity, revenue and net income of Unimin high purity quartz business as it will not be part of the future combined company.

Cash Redemption

In connection with the closing of the Merger, Unimin expects to redeem shares of Unimin common stock currently held by Sibelco in exchange for an amount in cash equal to approximately (1) $660 million plus interest accruing at 5.0% per annum for the period from June 30, 2017 through the closing of the Merger less (2) $170 million, which will be paid to stockholders of Fairmount Santrol.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Refinancing of Indebtedness

In connection with the Merger, Unimin expects to enter into a Credit Agreement with a group of banks led by Barclays Bank PLC, BNP Paribas and BNP Paribas Securities Corp. (the “Credit Agreement”). The Credit Agreement is expected to contain a $1.65 billion term loan and a $200 million revolving credit facility. The term loan is expected to mature seven years after the closing of the Merger and the revolving credit facility is expected to mature five years after the closing of the Merger. Interest on both facilities is expected to accrue at a per annum rate of adjusted LIBOR plus a spread or the adjusted base rate plus a spread. In addition, the term loan is anticipated to be issued to lenders at a price of 99% of the principal amount, and an upfront fee of 0.5% of the committed amount of the revolving credit facility is expected to be paid to lenders under the revolving credit facility at closing of the facilities. The proceeds of the term loan would be used to repay debt of Fairmount Santrol, to repay debt of Unimin (including debt incurred to fund the Cash Redemption) and to pay the Cash Consideration (as defined in the Merger Agreement) and transaction costs for the Merger.

Note 2. Basis of Pro Forma Presentation

The accompanying unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X and are based on the audited historical financial information of Unimin and Fairmount Santrol. The audited historical consolidated financial information has been adjusted in the accompanying unaudited pro forma combined financial statements to give effect to pro forma events that are (i) directly attributable to the transactions, (ii) factually supportable and (iii) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma combined financial information gives effect to the transactions to be accounted for as a business combination in accordance with ASC 805, with Unimin treated as the accounting acquirer, as if the transactions with Fairmount Santrol had been completed on January 1, 2016, for statement of operations purposes, and on December 31, 2016, for balance sheet purposes.

Fairmount Santrol’s assets acquired and liabilities assumed will be recorded at their fair value at the transaction date. ASC 805 establishes that the consideration transferred shall be measured at the closing date of the transaction at the then-current market price. This particular requirement will likely result in a per share equity component that is different from the amount assumed in this unaudited pro forma combined financial information. The purchase consideration for Fairmount Santrol under the acquisition method will be based on the share price of Fairmount Santrol common stock on the closing date of the Merger multiplied by the estimated fully diluted shares of Fairmount Santrol common stock held by Fairmount Santrol stockholders. The preliminary allocation of purchase price assumes a Fairmount Santrol common stock price of $6.03 per share (based on the closing share price on January 10, 2018).

One-time transactions-related expenses anticipated to be incurred prior to, or concurrently with, the closing of the Merger are not included in the unaudited pro forma combined statement of operations. However, the impact of such transaction expenses is reflected in the unaudited pro forma combined balance sheet as a decrease to retained earnings and a decrease to cash.

Further, the unaudited pro forma combined financial statements do not reflect the following items:

•	Restructuring or integration activities that have yet to be determined or transaction or other costs following the Merger that are not expected to have a continuing impact on the business of the combined company;

•	The impact of possible cost or growth synergies expected to be achieved by the combined company, as no assurance can be made that such cost or growth synergies will be achieved; and

•	Future acquisitions and disposals not yet known or probable, including those that may be required by regulatory and governmental authorities in connection with the Merger.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Note 3: Preliminary Consideration

Unimin is a private company and the fair value of its common stock is not readily available. ASC 805 addresses a business combination scenario where the transaction-date fair value of the acquiree’s equity interests may be more reliably measurable than the transaction-date fair value of the acquirer’s equity interests. In such cases, ASC 805 requires the acquirer to use the transaction-date fair value of the acquiree’s equity interests instead of the transaction-date fair value of the acquirer’s equity interests transferred. As Fairmount Santrol common stock is publicly traded in an active market, Unimin determined that Fairmount Santrol common stock is more reliably measurable than Unimin common stock to determine the fair value of the preliminary consideration to be transferred in the transactions. The quoted price of Fairmount Santrol common stock has been determined to be the most factually supportable measure available to support the determination of the fair value of the consideration transferred, given the market participant element of a widely held stock in an actively traded market. The preliminary consideration assumes a Fairmount Santrol common stock price of $6.03 per share (based on the closing share price on January 10, 2018) plus cash consideration of $170 million (in addition to cash payable for fractional shares) payable to Fairmount Santrol stockholders as of the effective time. The preliminary consideration is calculated as follows:

[●]

The initial allocation of the preliminary consideration in the unaudited pro forma combined financial statement is based upon an estimated preliminary consideration of approximately $[●] million. The value of the purchase price consideration will change based on fluctuations in the share price of the Fairmount Santrol common stock. An increase in the share price of Fairmount Santrol common stock of 10% from the closing price of $6.03 used in the calculation of the preliminary consideration will increase the amount of preliminary consideration by approximately $[●] million. A reduction of the share price of Fairmount Santrol common stock of 10% will reduce the amount of preliminary consideration by approximately $[●] million.

The final purchase accounting to be determined in accordance with ASC 805 is dependent upon certain valuations that have yet to progress to a stage where there is sufficient information for a definitive measurement. In addition, the value of the combined company common stock to be issued to Fairmount Santrol stockholders will be determined based on the trading price of the shares of Fairmount Santrol common stock at the closing date of the Merger. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial information. Following the consummation of the transactions, final valuations will be performed and it is anticipated that the values assigned to the assets acquired and liabilities assumed will be finalized during the measurement period following the closing date of the Merger. Differences between these preliminary estimates and the final purchase accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma combined financial information and the combined company’s future results of operations and financial position.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Note 4: Fair Value Estimates of Assets to be Acquired and Liabilities to be Assumed

The table below represents an initial allocation of the preliminary consideration to Fairmount Santrol’s tangible and intangible assets acquired and liabilities assumed based on as preliminary estimate of their respective fair values as of December 31, 2016:

(in thousands)
Current assets	$
Property, plant, and equipment
Intangible assets, net

All other assets
Current liabilities
Deferred tax liabilities
All other liabilities

Total net asset acquired at fair value

Noncontrolling interest

Goodwill - consideration transferred in excess of fair value assigned

Total estimated consideration	$

Note 5: Pro Forma Adjustments

Explanation of the adjustments to the unaudited pro forma combined balance sheet and unaudited pro forma combined statement of operations are as follows:

A – Represents the anticipated term loan borrowing of $1.63 billion, net of discount, decreased by long term debt repayment of $1.20 billion.

B – Represents an up-front fee of $1.0 million for securing an anticipated $200.0 million credit facility.

C – Represents the planned short term debt repayment of $10.9 million.

D – Represents cash consideration of $170.0 million expected to be paid to Fairmount Santrol stockholders.

E – Represents the expected partial redemption of Unimin common stock for $531.2 million.

F – Represents the elimination of Fairmount Santrol’s historical stockholder’s equity and noncontrolling interest.

G – Represents the preliminary fair value and resulting adjustment to inventories.

H - Represents the preliminary fair value and resulting adjustment to property, plant and equipment. The preliminary amounts assigned to property, plant and equipment and estimated weighted average useful lives are as follows:

[●]

I - Represents the preliminary fair value and resulting adjustment to intangible assets. The preliminary amounts assigned to intangible assets and estimated weighted average useful lives are as follows:

[●]

J – Represents the preliminary adjustment to deferred tax liabilities of $[●] million (primarily associated with the fair value adjustments for net property, plant and equipment, inventories and intangible assets) using a statutory tax rate of 39%.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

K – Represents the excess of the preliminary consideration over the preliminary fair value of the assets acquired and liabilities assumed.

L – Represents a one-time payment of $23.0 million to senior executives of Fairmount Santrol due to a change-of-control event.

M – Represents the adjustments required to conform the accounting policies of Fairmount Santrol with Unimin as follows:

•	Reflects reclassification of accrued income and real estate taxes of $5.2 million from accrued expenses and other current liabilities to current tax liabilities.

•	Reflects reclassification of compensation and benefit liabilities of $11.6 million from other liabilities to employee benefit obligations.

•	Reflects reclassification of restructuring charges of $1.2 million to other operating income and expense.

N – Represents the replacement of historical interest expense of $90.2 million with $81.5 million of interest expense due to the anticipated term loan borrowing and accretion of the up-front credit facility commitment fee. The anticipated term loan is LIBOR based variable rate debt. A 1/8% increase or decrease in interest rates would result in a change in the term loan interest expense of approximately $10.0 million.

O – Represents estimated additional depreciation expense of $[●] million related to the depreciation of property, plant and equipment, in addition to amortization expense of $[●] million related to the amortization of intangible assets.

P – Represents the tax impact of the pro forma adjustments at the estimated combined statutory rate of 39%. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-Merger activities and the impact U.S. tax reform.

Note 6: Pro Forma Earnings Per Share

The pro forma earnings per share calculation reflects the estimated shares of combined company common stock to be issued to Fairmount Santrol and Unimin stockholders, after giving effect to the transactions, as follows:

Total shares held by Unimin
Total estimated shares to be redeemed by Unimin from its stockholders
Total estimated shares to be issued to Unimin stockholders(1)
Total estimated shares to be issued to Fairmount Santrol stockholders(2)

(1)	Represents 65% of the total aggregate number of shares of the combined company common stock
(2)	Represents 35% of the total aggregate number of shares of the combined company common stock

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the computation of pro forma basic and diluted earnings per share for the year ended December 31, 2016:

(in thousands, except share amount and per share data)
Pro forma net income (loss)		$(146,141)
Pro forma weighted-average shares used in computing earnings per share - basic and diluted
Pro forma earnings per share - basic and diluted	$

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION

The following table summarizes unaudited per share information on a historical basis for Unimin and Fairmount Santrol and on an unaudited pro forma combined basis for Unimin and Fairmount Santrol reflecting the Merger and related transactions and adjustments. The following information should be read in conjunction with the audited consolidated financial statements and accompanying notes of Unimin, copies of which are attached as Annex F this proxy statement/prospectus, and of Fairmount Santrol, which are incorporated by reference into this proxy statement/prospectus, as well as the unaudited pro forma combined financial information beginning on page 106 of this proxy statement/prospectus. The unaudited pro forma combined information is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s operating results or financial position would have been if the Merger and related transactions had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical earnings per share, dividends per share and book value per share of Unimin and Fairmount Santrol shown in the table below are derived from their audited consolidated financial statements as of and for the year ended December 31, 2016.

The historical book value per share is computed by dividing total shareholders’ equity by the number of shares outstanding at the end of the period, excluding any shares held in treasury. The unaudited pro forma combined earnings per share is computed by dividing total unaudited pro forma combined earnings by the unaudited pro forma combined weighted-average number of shares outstanding after giving effect to the Merger. The unaudited pro forma combined book value per share is computed by dividing total unaudited pro forma combined shareholders’ equity by the unaudited pro forma combined number of shares outstanding at the end of the period. The unaudited pro forma combined per share information is presented as if the Merger and related transactions and adjustments occurred as of the date of the historical financial statements.

	Historical		Unaudited Pro Forma Combined
	Unimin	Fairmount Santrol
Basic Earnings Per Share
Year Ended December 31, 2016	$2.73	$(0.78)	$
Diluted Earnings Per Share
Year Ended December 31, 2016	$2.73	$(0.78)	$
Cash Dividends Per Share
Year Ended December 31, 2016	$37.20	$—	$
Book Value Per Share
As of December 31, 2016	$796.44	$1,049.70	$

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Fairmount Santrol common stock is currently listed on the NYSE under the ticker symbol “FMSA.” The following table presents the closing price of Fairmount Santrol common stock on December 11, 2017, the last day for which information was available prior to the date of the public announcement of the signing of the Merger Agreement, and                 , 2018, the last practicable trading day prior to the mailing of this proxy statement/prospectus. If the Merger is completed, Fairmount Santrol will delist its common stock from the NYSE.

Date	Fairmount Santrol Closing Price
December 11, 2017		$5.04
, 2018	$

There is no public trading market for Unimin common stock. Unimin has applied to list its shares, which will become the combined company common stock, on the NYSE under the symbol “                .”

The following table sets forth, for the calendar quarters indicated, the quarterly high and low bid information for Fairmount Santrol common stock on the NYSE:

	Fairmount Santrol Common Stock
	High	Low
2018
First Quarter (through January 22, 2018)	$6.21	$5.18
2017
Fourth Quarter	$5.62	$3.41
Third Quarter	$5.00	$2.47
Second Quarter	$7.71	$3.38
First Quarter	$13.12	$5.97
2016
Fourth Quarter	$12.06	$7.37
Third Quarter	$8.83	$5.88
Second Quarter	$8.17	$2.39
First Quarter	$3.35	$1.00
2015
Fourth Quarter	$3.45	$2.21
Third Quarter	$8.25	$2.60
Second Quarter	$9.49	$7.14
First Quarter	$7.48	$4.91

The above table shows only historical data. This data may not provide meaningful information to Fairmount Santrol stockholders in determining whether to approve the Merger Agreement. Fairmount Santrol stockholders are urged to obtain current market quotations for Fairmount Santrol common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to approve the Merger Agreement. See the section entitled “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus.

Dividend Policy

Fairmount Santrol has not paid any cash dividends on its common stock in 2017, 2016, 2015, 2014 and 2013.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

On December 30, 2016, Unimin’s board of directors (the “Unimin Board”) declared a cash dividend of $50 million, representing approximately $37.21 per share of Unimin common stock. The dividend was paid on February 1, 2017. In connection with the closing of the Merger, Unimin expects to redeem shares of Unimin common stock currently held by Sibelco in exchange for an amount in cash equal to approximately $660 million, plus interest accruing at 5.0% since June 30, 2017 through the effective time, less $170 million, which will be paid to Fairmount Santrol stockholders as consideration in the Merger.

On and subsequent to the closing of the Merger, the combined company does not currently anticipate declaring or issuing dividends. Any decision by the combined company to pay dividends in the future will be at the discretion of the Combined Company Board and will depend upon the operations, cash requirements, legal restrictions and other factors deemed relevant by the Combined Company Board. Further, it is expected that the combined company’s debt agreements will place certain restrictions on the combined company’s ability to pay dividends. Consequently, unless there is a change to the combined company dividend policy, your only opportunity to achieve a return on your investment is if the price of the combined company common stock appreciates. See “Risk Factors—Risks Related to Investing in and Ownership of Combined Company Common Stock” beginning on page 89 of this proxy statement/prospectus.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

INFORMATION ABOUT THE COMPANIES

Unimin

258 Elm St.

New Canaan, Connecticut 06840

(203) 966-8880

Unimin Corporation is an application-focused minerals company providing materials solutions to its customers drawing from a diversified product portfolio and the worldwide production capabilities of its parent, Sibelco. Unimin is one of the leading producers of sand-based proppants for oil and natural gas stimulation and recovery and is a leading supplier of multi-mineral product offerings to industrial customers in the glass, ceramics, construction, coatings, polymers, foundry and various other industries. Unimin operates a portfolio of well-invested and long life assets with 38 sand, mineral and coating processing facilities in the United States, Canada and Mexico that serve a variety of energy and industrial customers. Unimin has a broad portfolio of minerals, including silica sand, micro crystalline silica, feldspar, nepheline syenite, lime, clays (including kaolin) and calcium carbonate, allowing Unimin to offer a multi-mineral product mix to its industrial customers. Unimin has built long-standing relationships with its key customers, has a broad customer base and operates an extensive logistics and distribution network with access to five Class 1 railroads, a large number of in-basin oil and gas operating terminals and strong unit train capabilities.

There is currently no public trading market for Unimin common stock. Unimin has applied to list its common stock on the NYSE under the symbol “                ” in connection with the Merger. Upon the closing of the Merger, Unimin expects to change its name to                . Unimin is currently headquartered in New Canaan, Connecticut. Unimin is a wholly owned subsidiary of its parent company, Sibelco, a privately-owned Belgian company. In turn, Unimin is the parent of Merger Sub and Merger Sub LLC, which are direct wholly owned subsidiaries of Unimin newly formed in Delaware for the sole purpose of completing the Merger. See “—Merger Sub” and “—Merger Sub LLC.” For additional information about Unimin, see the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unimin” beginning on pages 249 and 296, respectively, of this proxy statement/prospectus.

Sibelco

Plantin en Moretuslei 1A

B-2018 Antwerp

Belgium

SCR-Sibelco NV is a privately-owned Belgian company that manufactures and distributes an extensive multi-mineral portfolio consisting of silica, clay, lime and other industrial, non-metallic (specialty) minerals. Sibelco is a global leader in material solutions, transforming raw materials with technology and know-how to offer solutions with and beyond minerals. Sibelco supports the progress of modern life and its industrial minerals are supplied to a diverse range of applications including glass, ceramics, construction & engineering, paint, coatings, polymers, metals and castings, oil & gas and agriculture. Sibelco has a strong presence around the world, operating in over 200 production sites in more than 40 countries with a team of approximately 10,000 people. Sibelco’s commitment to sustainable development and operational excellence is entrenched in its culture. “Material Solutions Advancing Life” provides the long-term vision for this leading industrial minerals company.

Merger Sub

258 Elm St.

New Canaan, Connecticut 06840

(203) 966-8880

Bison Merger Sub, Inc. is a Delaware corporation and a direct wholly owned subsidiary of Unimin. Merger Sub was formed solely in contemplation of the Merger, has not commenced any operations, has only nominal

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

assets and has no liabilities or contingent liabilities, except as described in this proxy statement/prospectus, nor any outstanding commitments other than as set forth in the Merger Agreement and the Voting and Support Agreement. Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the Merger Agreement and the Voting and Support Agreement.

Merger Sub LLC

258 Elm St.

New Canaan, Connecticut 06840

(203) 966-8880

Bison Merger Sub I, LLC is a Delaware limited liability company and a direct wholly owned subsidiary of Unimin. Merger Sub LLC was formed solely in contemplation of the Second Merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, except as described in this proxy statement/prospectus, nor any outstanding commitments other than as set forth in the Merger Agreement. Merger Sub LLC has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the Merger Agreement.

Fairmount Santrol

8834 Mayfield Road

Chesterland, Ohio 44026

(800) 255-7263

Fairmount Santrol is a leading provider of high-performance sand and sand-based product solutions used by oil and gas exploration and production companies to enhance the productivity of their wells. Fairmount Santrol also provides high-quality products, strong technical leadership and applications knowledge to end users in the foundry, building products, water filtration, glass and sports and recreation industries. Its expansive logistics capabilities include a wide ranging network of distribution terminals and railcars that allow it to effectively serve customers wherever they operate. As one of the nation’s longest continuously operating mining organizations, Fairmount Santrol has developed a strong commitment to all three pillars of sustainable development: People, Planet and Prosperity. Correspondingly, Fairmount Santrol’s motto and action orientation is “Do Good. Do Well.” Fairmount Santrol common stock is listed on the NYSE under the symbol “FMSA.”

Additional information about Fairmount Santrol and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

THE SPECIAL MEETING

Only Fairmount Santrol stockholders of record at the close of business on the record date (                , 2018) will be entitled to vote at the special meeting. As of the close of business on the record date,                 shares of Fairmount Santrol common stock were outstanding and entitled to vote at the special meeting.

Date, Time and Place

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Fairmount Board for use at the special meeting to be held on                , 2018, or at any adjournment or postponement thereof. The special meeting will be held at Jones Day located at 901 Lakeside Avenue, Cleveland, Ohio 44114 on                , 2018, at 1:30 p.m., Eastern Time.

Purposes of the Special Meeting

At the special meeting, Fairmount Santrol stockholders will be asked to consider and vote on:

•	the Fairmount Santrol Merger proposal;

•	the Fairmount Santrol compensation proposal; and

•	the Fairmount adjournment proposal.

Fairmount Santrol stockholders must approve the Fairmount Santrol Merger proposal (adopting the Merger Agreement) for the Merger to occur. If the Fairmount Santrol stockholders fail to approve the Fairmount Santrol Merger proposal, the Merger will not occur. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus, and the material provisions of the Merger Agreement are described herein in the section entitled “The Merger Agreement.”

The vote on the Fairmount Santrol compensation proposal is a vote separate and apart from the vote to approve the Fairmount Santrol Merger proposal. Accordingly, a Fairmount Santrol stockholder may vote to approve the Fairmount Santrol compensation proposal and vote not to approve the Fairmount Santrol Merger proposal and vice versa. Because the vote on the Fairmount Santrol compensation proposal is advisory in nature only, it will not be binding on either Fairmount Santrol or Unimin. Accordingly, if the Merger Agreement is adopted by the Fairmount Santrol stockholders and the Merger is completed, the Merger-related compensation may be paid to Fairmount Santrol’s executive officers even if Fairmount Santrol stockholders fail to approve the Fairmount Santrol compensation proposal.

Fairmount Santrol does not expect a vote to be taken on any other matters at the special meeting or any adjournment or postponement thereof. If any other matters are properly presented at the special meeting or any adjournment or postponement thereof for consideration, however, the holders of the proxies will have discretion to vote on these matters in accordance with their best judgment.

This proxy statement/prospectus and the enclosed form of proxy are first being mailed to the Fairmount Santrol stockholders on or about                , 2018.

Record Date and Quorum

Only holders of record of shares of Fairmount Santrol common stock at the close of business on                , 2018, the record date, are entitled to vote at the special meeting. On the record date,                shares of Fairmount Santrol common stock were issued and outstanding, and there were                record holders of Fairmount Santrol common stock.

The presence at the special meeting, in person or represented by proxy, of holders of a majority of the shares of Fairmount Santrol common stock outstanding as of the close of business on the record date entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions will be counted in

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

determining whether a quorum exists. If your shares are held in “street name” by your bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee how to vote your shares, your bank, brokerage firm or other nominee will not have authority to vote on your behalf with respect to any of the proposals, and your shares will not be counted for purposes of determining whether a quorum exists. Because none of the proposals to be voted on at the special meeting are routine matters for which brokers may have discretionary authority to vote, Fairmount Santrol does not expect any broker non-votes at the special meeting. A quorum is necessary to transact business at the special meeting. Once a share of Fairmount Santrol common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting. However, if a new record date is set for the adjourned special meeting, then a new quorum will be determined.

Votes Required

Assuming a quorum is present, the votes required for each proposal are as follows:

•	Proposal 1: Fairmount Santrol Merger proposal. The votes cast “FOR” this proposal must represent a majority of all outstanding shares of Fairmount Santrol common stock as of the record date.

•	Proposal 2: Fairmount Santrol compensation proposal. The affirmative vote of a majority of Fairmount Santrol stockholders present, in person or represented by proxy, and entitled to vote at the special meeting is required to approve the non-binding Fairmount Santrol compensation proposal.

•	Proposal 3: Fairmount Santrol adjournment proposal. The affirmative vote of a majority of Fairmount Santrol stockholders present, in person or represented by proxy, and entitled to vote at the special meeting is required to approve the Fairmount Santrol adjournment proposal.

Voting and Support Agreement

As of January 8, 2018, approximately 26% of the outstanding shares of Fairmount Santrol common stock were beneficially owned by the Supporting Stockholders. In accordance with the Voting and Support Agreement among Unimin, Merger Sub and the Supporting Stockholders, the Supporting Stockholders have agreed to vote all of their shares of Fairmount Santrol common stock “FOR” the Fairmount Santrol Merger proposal.

Voting by Fairmount Santrol Directors and Officers

In addition to the shares of Fairmount Santrol common stock held by parties to the Voting and Support Agreement, as of January 8, 2018, approximately 5.2% of the outstanding shares of Fairmount Santrol common stock were held by Fairmount Santrol directors and executive officers and their affiliates (exclusive of the shares held by the Supporting Stockholders). It is currently expected that these directors and executive officers will vote their shares of Fairmount Santrol common stock in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Voting Rights; Proxies; Revocation

Each Fairmount Santrol stockholder may cast one vote for each share of Fairmount Santrol common stock owned as of the close of business on the record date.

Attendance

Attendance at the special meeting is limited to Fairmount Santrol stockholders and invited guests. If you hold shares in your name and you wish to attend the special meeting, please be prepared to provide proper identification, such as a driver’s license. If you hold your shares in “street name” and you wish to attend the special meeting, you also will need proof of ownership, such as a recent account statement or letter from your bank or broker, along with proper identification.

Even if you wish to attend the special meeting, we urge Fairmount Santrol stockholders to cast their votes using the enclosed proxy card. If you choose to vote in person at the special meeting, it will revoke any previous

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proxy submitted. If you hold your shares in “street name” and wish to vote in person at the special meeting, you must provide a legal proxy obtained from your bank, brokerage firm or other nominee.

Providing Voting Instructions by Proxy

If your shares are registered directly in your name with Fairmount Santrol’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the stockholder of record with respect to those shares and you may cast your vote in person at the special meeting or by any one of the following ways:

•	By Telephone: You may call the toll-free number indicated on your proxy card. Follow the simple instructions and use the personalized control number specified on your proxy card to vote your shares. You will be able to confirm that your vote has been properly recorded. Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

•	Online: You may visit the website indicated on your proxy card. Follow the simple instructions and use the personalized control number specified on your proxy card to vote your shares. You will be able to confirm that your vote has been properly recorded. Your online vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

•	By Mail: You may mark, sign and date the enclosed proxy card and return it in the postage-paid envelope provided.

If your shares are held in an account at a bank, brokerage firm or other similar organization, then you are the “beneficial owner” of shares held in “street name.” The organization holding your account is considered the shareholder of record for purposes of voting at the special meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. If you request printed copies of these proxy materials by mail, you will receive a voting instruction form. Under NYSE rules, if you hold your shares of Fairmount Santrol common stock in “street name,” your bank, brokerage firm or other nominee may not vote your shares without instructions from you on non-routine matters. None of the proposals to be voted on at the special meeting are routine matters. Therefore, without your voting instructions, your bank, brokerage firm or other nominee may not vote your shares on any of the proposals at the special meeting. Consequently, there cannot be any broker non-votes at the special meeting.

If you are a participant in the Fairmount Santrol 401(k) Plan (the “401(k) Plan”), you have the right to instruct the Trustee of the 401(k) Plan, Fidelity Management Trust Company, to vote the shares allocated to your 401(k) Plan account.    If no instructions are given or if your voting instructions are not received by the deadline shown on the enclosed voting instruction form, the Trustee is not authorized to vote the uninstructed shares.

Revocation

If you want to change your vote, you may revoke your proxy by:

•	Submitting your vote at a later time online or by telephone;

•	Submitting a properly signed proxy card with a later date that is received at or prior to the special meeting; or

•	Attending the special meeting and voting in person (if you do revoke your proxy during the special meeting, it will not, of course, affect any vote that has already been taken).

Solicitation of Proxies

The Fairmount Board is soliciting proxies in connection with the special meeting. The expense of soliciting proxies, including the cost of preparing, assembling and mailing the notice and this proxy statement/prospectus, will be borne by Fairmount Santrol. Fairmount Santrol may pay persons holding Fairmount Santrol shares for

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others their expenses for sending proxy materials to their principals. In addition to solicitation of proxies by mail, the Fairmount Board, officers and employees, without additional compensation, may solicit proxies by telephone, electronic means and personal interview. Also, Fairmount Santrol has retained Georgeson LLC as its proxy solicitor for a fee of $12,000 plus reimbursement of out of pocket expenses.

Other Information

You should not return your Fairmount Santrol stock certificate or send documents representing Fairmount Santrol common stock with the proxy card. If the Merger is completed, the paying agent for the Merger will send you a letter of transmittal and related materials and instructions for exchanging your shares of Fairmount Santrol common stock for the Merger Consideration.

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THE MERGER

(PROPOSAL 1)

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

General

The Merger Agreement provides that, upon the satisfaction or waiver of the conditions to the Merger, Merger Sub will be merged with and into Fairmount Santrol, with Fairmount Santrol surviving the Merger as a direct wholly owned subsidiary of Unimin. Immediately following the Merger, Fairmount Santrol (as the surviving corporation in the Merger) will be merged with and into Merger Sub LLC after which Fairmount Santrol will cease to exist as a separate corporate entity. Merger Sub LLC will continue as the surviving entity in the Second Merger as a direct wholly owned subsidiary of the combined company and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Fairmount Santrol.

Subject to the terms and conditions set forth in the Merger Agreement, Fairmount Santrol stockholders will have the right to receive, with respect to each share of Fairmount Santrol common stock they hold at the effective time (other than (1) shares owned by Fairmount Santrol or any wholly owned subsidiary of Fairmount Santrol (or held in the treasury of Fairmount Santrol), (2) shares owned by Sibelco or any of its subsidiaries and (3) shares held by any stockholder who is entitled to appraisal rights and has properly exercised and perfected (and not effectively withdrawn or lost) such stockholder’s demand for appraisal rights under the DGCL), the Merger Consideration, consisting of the Stock Consideration, the Cash Consideration and cash paid in lieu of fractional shares, if any, without interest. For a more detailed description of the Merger Consideration, see “The Merger Agreement—Effects of the Merger; Merger Consideration.” Upon the closing of the Merger, Sibelco will own, directly or indirectly, 65% of the issued and outstanding shares of combined company common stock and holders of Fairmount Santrol common stock immediately prior to the effective time will hold in the aggregate, including certain equity awards, 35% of the issued and outstanding shares of combined company common stock. Upon the closing of the Merger, Unimin, as the parent company of the combined group, will change its name to                .

In addition, at the effective time, by virtue of the Merger and without any action on the part of any of the parties to the Merger Agreement or the holders of any shares of Fairmount Santrol common stock, each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the effective time will be cancelled and, in exchange for the cancellation of the shares of Merger Sub common stock and the provision of the aggregate Merger Consideration by Unimin, Fairmount Santrol, as the surviving corporation in the Merger, will issue an equivalent number of fully paid and non-assessable shares of common stock, par value $0.01 per share, all of which shares will be held by Unimin, and which will constitute the only outstanding shares of common stock of Fairmount Santrol, as the surviving corporation, immediately following the effective time. In addition, by virtue of the Second Merger and without any action on the part of any of the parties to the Merger Agreement, or the holders of any shares of Fairmount Santrol common stock, each share of Fairmount Santrol common stock issued and outstanding immediately prior to the closing of the Second Merger will be automatically cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

The Merger Agreement does not contain any provision that would adjust the Exchange Ratio based on fluctuations in the market value of the Fairmount Santrol common stock. Because of this, the implied value of the Merger Consideration to the Fairmount Santrol stockholders may fluctuate between now and the closing of the Merger. However, the Merger Agreement provides that the Merger Consideration to be received by the Fairmount Santrol stockholders will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, share consolidation, share subdivision, share bonus issue or stock dividend (including any dividend or distribution of securities convertible into Fairmount Santrol common stock or Unimin common stock, as

Confidential Treatment Requested by Unimin Corporation

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applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Fairmount Santrol common stock or Unimin common stock issued and outstanding after December 11, 2017 and prior to the effective time.

Background of the Merger

The Fairmount Board, together with Fairmount Santrol management, regularly reviews and assesses Fairmount Santrol’s business and operations and periodically reviews and assesses various potential strategic alternatives available to enhance value to Fairmount Santrol’s stockholders. As part of such reviews and assessments, Fairmount Santrol from time to time has held preliminary, informal discussions with potential strategic transaction partners, including Unimin, Party A and Party B (each as hereinafter defined) and engaged third parties to assist in connection with such assessments.

During 2014 and 2015, Fairmount Santrol held a number of preliminary, high-level discussions with Sibelco and Party B regarding potential transactions. Given volatility in the market, and its effects on each party’s relative valuation, the discussions did not progress beyond these high-level discussions.

In connection with the preliminary, high-level discussions referenced above, in November 2014, Fairmount Santrol and Unimin entered into a non-disclosure agreement with customary mutual “standstill” provisions. The confidentiality provisions of that agreement continued until November 2017 (and were superseded by a non-disclosure agreement entered into on February 27, 2017, as discussed below), and the mutual “standstill” provisions continued until November 2015.

In June of 2015, representatives of Fairmount Santrol met with representatives of Unimin and Sibelco, who indicated an interest in a potential combination of Unimin and Fairmount Santrol.

The parties continued intermittent high-level discussions through March of 2016, including exchanging high-level, preliminary information. In connection with these discussions, Sibelco engaged Morgan Stanley & Co. International PLC (“Morgan Stanley”), whose representatives in these matters included representatives of Morgan Stanley who had previously assisted Fairmount Santrol.

On March 18, 2016, the Executive Committee of the Fairmount Board met at a regularly scheduled meeting. During this meeting, the Executive Committee discussed Wells Fargo Securities’ previous representation of Sibelco and Unimin and determined that Wells Fargo Securities’ relationships with Sibelco and Unimin were not material and did not preclude Wells Fargo Securities from providing independent investment banking services to Fairmount Santrol in connection with a potential transaction with Sibelco and Unimin.

On March 31, 2016, Fairmount Santrol formally engaged Wells Fargo Securities with respect to any transaction involving Sibelco or Unimin.

In April of 2016, the parties ceased discussions regarding a potential transaction as the Fairmount Board determined that, while a potential combination of Unimin and Fairmount Santrol could be value enhancing for Fairmount Santrol stockholders, the proppant market was too volatile to undertake a transaction at that time.

Also in April of 2016, Party B made a proposal to Fairmount Santrol to acquire certain of Fairmount Santrol’s key sand assets. After initial consideration of the proposal, including the valuation, the Fairmount Board declined to discuss such transaction with Party B.

During 2016, Fairmount Santrol undertook a variety of actions designed to stabilize its balance sheet, including extending and repurchasing a portion of its debt at a discount and raising capital through two equity issuances. A portion of the net proceeds from the equity issuances were used to permanently payoff Fairmount Santrol’s long-term debt and the balance of its debt was refinanced in November 2017, in addition to putting in place a new revolving credit facility.

In early 2017, as the proppant market began to recover, Fairmount Santrol, Sibelco and Unimin re-engaged in high-level discussions regarding a potential strategic combination.

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On February 7, 2017, Ms. Deckard, Chief Executive Officer of Fairmount Santrol, received a call from Mr. Deleersnyder, Chief Executive Officer of Sibelco, regarding a potential strategic combination. In addition, representatives of Wells Fargo Securities received a call from representatives of Morgan Stanley regarding the same.

On February 27, 2017, the Fairmount Board held a meeting to discuss, among other things, a potential strategic transaction with Sibelco and Unimin. Management and the Fairmount Board discussed the changing dynamics in the proppant market and the potential impact of those dynamics on the valuation of any such transaction. The Fairmount Board also discussed the fact that Morgan Stanley, who had previously assisted Fairmount Santrol, was now representing Sibelco and that Wells Fargo Securities, who had previously assisted Sibelco and Unimin, would be representing Fairmount Santrol in connection with these discussions.

On February 27, 2017, Fairmount Santrol and Unimin entered into a non-disclosure agreement, with customary mutual “standstill” provisions, and customary joint defense arrangements in order to enable counsel for both parties to conduct a regulatory analysis of any potential transaction. The mutual “standstill” provisions continued until February 27, 2018.

On March 1, 2017, members of the management teams of Fairmount Santrol, Unimin and Sibelco met in New York City to present an overview of their respective businesses. Also present were representatives of Wells Fargo Securities and of Morgan Stanley, and a representative of Hughes Hubbard, antitrust counsel to Sibelco and Unimin.

On March 7, 2017, members of the management teams of Fairmount Santrol, Unimin and Sibelco held a conference call to discuss potential synergies that may be available in a merger between Fairmount Santrol and Unimin.

On March 16, 2017, representatives of Wells Fargo Securities and of Morgan Stanley met in New York City to discuss the process for exchanging the parties’ respective financial forecasts and other due diligence information.

On March 23, 2017, representatives of Wells Fargo Securities received a call from representatives of Morgan Stanley. During that call, representatives of Morgan Stanley indicated that Sibelco was having a board meeting on March 31, 2017 to discuss, among other things, a potential transaction between Fairmount Santrol and Unimin.

On April 5, 2017, Ms. Deckard met with Mr. Deleersnyder in New York City to discuss the potential transaction. Mr. Deleersnyder indicated that Sibelco viewed the relative valuations as implying an ownership stake for Fairmount Santrol stockholders in the combined company of approximately 30%; Ms. Deckard indicated that this was too low. Ms. Deckard and Mr. Deleersnyder discussed the benefits of, and other potential considerations related to, a combination, and the relative valuations of Fairmount Santrol and Unimin.

On April 21, 2017, Mr. Deleersnyder and Ms. Deckard held a telephone call. On the call, Mr. Deleersnyder proposed, subject to due diligence, an all-stock merger between Fairmount Santrol and Unimin pursuant to which Fairmount Santrol’s stockholders would own 33-34% of the stock of the combined company, with Sibelco owning the balance. Mr. Deleersnyder also proposed that Sibelco would have the right to appoint five directors to the Board of the combined company with four Fairmount Santrol directors continuing, and that Sibelco would consider Ms. Deckard as a candidate to serve as the Chief Executive Officer of the combined company.

On May 5, 2017, the Fairmount Board held a regularly scheduled meeting. All members of the Fairmount Board were present. In attendance were Mr. Biehl, Executive Vice President and Chief Financial Officer of Fairmount Santrol, Mr. Magaud, Executive Vice President and Chief Strategy & Innovation Officer of Fairmount Santrol, and Mr. Crandall, Executive Vice President and General Counsel and Secretary of Fairmount Santrol, as well as representatives of Wells Fargo Securities. At the meeting, in light of the potential for rapid and frequent

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developments regarding a potential business combination involving Fairmount Santrol, the Fairmount Board determined to establish a working group of the Fairmount Board to have primary responsibility for handling day-to-day issues arising in connection with discussions with Unimin, Sibelco and any other potential counterparty.

On May 6, 2017, Ms. Deckard and Mr. Deleersnyder held a telephone call. On that call, Ms. Deckard provided an update to Mr. Deleersnyder that the Fairmount Board intended to establish a working group to have primary responsibility for handling day-to-day issues arising in connection with discussions with Unimin and Sibelco, and that the Fairmount Board would be meeting in the coming week to provide a response to Sibelco’s proposal of April 21, 2017.

On May 11, 2017 and May 12, 2017, the Fairmount Board held regularly scheduled meetings. All members of the Fairmount Board were present. In attendance were Mr. Biehl, Mr. Magaud, Mr. Crandall, Mr. Richardson, Executive Vice President and Chief People Officer of Fairmount Santrol, and other members of Fairmount Santrol management. Representatives of Wells Fargo Securities and Jones Day participated in the meeting. Jones Day discussed the Fairmount Board’s fiduciary duties and the potential for a conflict of interest involving Ms. Deckard in light of Sibelco’s willingness to consider that Ms. Deckard might serve as the Chief Executive Officer of the combined company after the potential closing of a transaction. The Fairmount Board asked a number of questions of the representative of Jones Day regarding their fiduciary duties and the potential conflict of interest and a discussion among the directors ensued. As Chairman of the Fairmount Board, the Fairmount Board instructed Mr. LeBaron to lead all material negotiations between Fairmount Santrol and Sibelco, Unimin or any other potential counterparty with respect to the transaction terms and that Ms. Deckard not engage in any material negotiations with Sibelco, Unimin or any other potential counterparty with respect to transaction terms without the knowledge or participation of Mr. LeBaron or a designee of his selection from the Fairmount Board. Continuing its discussion from the May 5, 2017 board meeting, the Fairmount Board formally established the working group of the Fairmount Board, which is referred to herein as the “Business Combination Group.” The Business Combination Group was granted the authority (i) to provide analysis, advice, and opinions to the Fairmount Board and/or management as required or requested with respect to a potential transaction; (ii) to engage in discussions with Fairmount Santrol’s advisors and other relevant third parties, including any potential counterparty, with respect to any such potential transaction; (iii) to provide regular updates and communications to the Fairmount Board with respect to any activities undertaken by the Business Combination Group; (iv) to develop and recommend to the Fairmount Board a course of action regarding any potential transaction; (v) to act in the interval between meetings of the Fairmount Board in furtherance of instructions given to the Business Combination Group by the Fairmount Board; and (vi) to perform such other functions as are from time to time assigned by the Fairmount Board. The Business Combination Group was not delegated the authority to approve any potential business combination. The Business Combination Group consisted of Mr. LeBaron, Ms. Deckard, Mr. Sand, Mr. Conway and Mr. Hadden.

The Business Combination Group held telephonic meetings on May 6, May 7, May 9, May 16, May 19, May 21 and May 22, 2017. The meetings were attended by representatives of Jones Day and of Wells Fargo Securities, and in the meetings Wells Fargo Securities presented various preliminary financial analyses at the request of the Business Combination Group. In particular, the Business Combination Group was focused on identifying the most relevant preliminary valuation analyses and in validating the assumptions underlying those analyses, and on such basis forming a preliminary position on the relative valuation of Fairmount Santrol and Unimin.

On May 12, 2017, Mr. LeBaron and Ms. Deckard met with Mr. Deleersnyder and Mr. Decat, Chief Financial Officer of Sibelco, in New York City. At the meeting, it was agreed that the limited non-public data already exchanged should be updated in light of rapidly evolving market factors in the industries in which Fairmount Santrol and Unimin operate. The representatives of Fairmount Santrol indicated that they would be in a position to respond to Sibelco on Fairmount Santrol’s view of the relative valuation of the two companies shortly after the updated information is exchanged.

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On May 13, 2017, Ms. Deckard and Mr. Deleersnyder held a telephone call in which Mr. Deleersnyder expressed disappointment that Fairmount Santrol had not yet responded to the April 11, 2017 verbal indication of relative valuation that Mr. Deleersnyder had communicated. Ms. Deckard indicated that Fairmount Santrol was still interested in the opportunity but needed additional time and information to ensure the Fairmount Board could make a decision whether a combination with Unimin would maximize value for Fairmount Santrol stockholders versus Fairmount Santrol’s stand-alone business plan. Ms. Deckard and Mr. Deleersnyder did not discuss relative valuation of the two companies or other elements of the proposal. Ms. Deckard subsequently provided the Business Combination Group with a summary of such conversation.

On May 21, 2017, Mr. LeBaron provided an update to the Fairmount Board concerning the work undertaken by the Business Combination Group in its various May 2017 meetings, and indicated that the Business Combination Group was, with the assistance of Wells Fargo Securities, nearly finished with the process of identifying the most relevant preliminary valuation methodologies, validating the assumptions underlying those methodologies, and forming a preliminary counterproposal to Sibelco regarding the relative valuation of Fairmount Santrol and Unimin.

On May 22, 2017, the Business Combination Group held a meeting, and, after discussion and with input from representatives of Wells Fargo Securities, recommended that Mr. LeBaron communicate a non-binding counterproposal to Sibelco of a 38% ownership interest of the combined company for Fairmount Santrol’s stockholders.

On May 23, 2017, Mr. LeBaron provided an update to the Fairmount Board concerning the recommendation of the Business Combination Group that Fairmount Santrol submit a counterproposal of a 38% ownership interest.

On May 24, 2017, Mr. LeBaron and Ms. Deckard held a telephone call with Mr. Deleersnyder and Mr. Decat. On the call, Mr. LeBaron provided Fairmount Santrol’s counterproposal that Fairmount Santrol stockholders own 38% of the potential combined company.

On May 26, 2017, Mr. Deleersnyder called Ms. Deckard. Mr. Deleersnyder communicated to Ms. Deckard that Sibelco did not believe there was a basis for continuing discussions in light of Fairmount Santrol’s counterproposal of 38% ownership. Ms. Deckard subsequently provided an update to the Fairmount Board of her discussions with Mr. Deleersnyder.

On May 31, 2017, representatives of Wells Fargo Securities and of Morgan Stanley had lunch in Houston. During this lunch and at the direction of the Fairmount Board, representatives of Wells Fargo Securities indicated that a strategic combination between Fairmount Santrol and Unimin continued to be compelling but that Fairmount was waiting on a response from Sibelco as to its latest proposal.

On June 2, 2017, Mr. Deleersnyder and Ms. Deckard held a telephone call. On that call, Mr. Deleersnyder and Ms. Deckard each expressed a desire to continue to explore a potential strategic transaction, notwithstanding the valuation gap between the two parties. Ms. Deckard subsequently provided an update to the Business Combination Group of her discussions with Mr. Deleersnyder.

On June 15, 2017, Mr. Deleersnyder and Mr. LeBaron had a call to discuss potentially re-engaging in discussions regarding a strategic transaction. Mr. LeBaron informed Mr. Deleersnyder that Mr. Deleersnyder should contact Mr. LeBaron directly with any matters relating to a potential transaction.

On June 28, 2017, Mr. Deleersnyder called Mr. LeBaron to inform him that Sibelco would be delivering a letter relating to a potential transaction and provided Mr. LeBaron with a high-level overview of the proposed terms of such transaction.

On June 29, 2017, Mr. Deleersnyder delivered a letter to Mr. LeBaron via e-mail. The letter contained a revised proposal pursuant to which Fairmount Santrol stockholders would own 35% of the combined company if

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a synergies analysis established in excess of $100 million of synergies, 33% of the combined company if a synergies analysis established less than $80 million of synergies, or a percentage interpolated between 33% and 35% for synergies between $80 million and $100 million. The letter also indicated that the proposal was predicated on Unimin’s contribution of $860 million of net debt and certain debt-like liabilities; that based upon Sibelco’s discussions with Morgan Stanley, Sibelco was highly confident that refinancing of the combined company’s pro forma net debt of approximately $1.5 billion could be arranged; and that Unimin’s “High Purity Quartz” business would be excluded from the transaction. The letter further proposed that (i) Sibelco would have the right to nominate the majority of directors, with the minority consisting of independent legacy Fairmount Santrol directors plus the Chief Executive Officer of the combined company, (ii) that each of Fairmount Santrol and Unimin would have representation in the c-suite of the combined company, as determined via a “best of breed” selection process, (iv) that Sibelco and Fairmount Santrol would “jointly finalize” the Chief Executive Officer selection process, and (v) that Unimin would survive the merger as the “topco” of the combined entity and would list on NYSE or NASDAQ.

On June 30, 2017 and July 7, 2017, the Business Combination Group held telephonic meetings to discuss the revised proposal from Sibelco, potential responses to Sibelco, and preliminary financial analyses prepared by Wells Fargo Securities. Fairmount Santrol management and representatives of Wells Fargo Securities noted recent changes to each company’s business and financial performance that may affect each party’s view on relative valuation.

On July 10, 2017, Mr. LeBaron called Mr. Deleersnyder and communicated that Fairmount Santrol would not be willing to move forward with a transaction if the Fairmount stockholders would have an ownership level of less than 35% but would be prepared to move forward with the proposed synergy analysis in order to determine if a transaction at 35% ownership of the combined company would be acceptable to the Fairmount Board. Mr. LeBaron noted that Fairmount Santrol was not inclined to tying negotiation of the relative ownership to expected synergies analysis, as doing so would misalign incentives to identify maximum synergy opportunities. Mr. Deleersnyder agreed that the parties should be working to identify as many synergies as possible, but reiterated that Sibelco would need to validate $100 million of synergies to proceed at a 35% ownership level for Fairmount Santrol stockholders. Mr. LeBaron also noted that Fairmount Santrol’s decision to move forward with the synergy review was predicated on (i) the proposed structure having no negative tax impact on Fairmount Santrol’s stockholders, (ii) the proposed board composition of five-to-four in favor of Sibelco, or an equivalent “plus one” construct on a larger board, would apply whether or not Fairmount Santrol’s Chief Executive Officer was appointed as Chief Executive Officer of the combined company, and (iii) Sibelco agreeing to stockholder arrangements providing customary protections to the post-closing minority stockholders. Mr. LeBaron and Mr. Deleersnyder also discussed the identity of consulting firms to be used in a synergies analysis.

On July 18, 2017, representatives of Fairmount Santrol and of Sibelco began discussions with consulting firms in order to receive and evaluate proposals for providing the contemplated synergies analysis.

On July 21, 2017, representatives of Jones Day held a conference call with representatives of Freshfields Bruckhaus Deringer US LLP (“Freshfields”), counsel to Sibelco, to discuss the structure of the proposed transaction and primary legal workstreams that would need to be undertaken if Fairmount Santrol and Sibelco were to agree to move forward with the proposed transaction.

On July 29, 2017, Unimin engaged Accenture LLP (“Accenture”) (with Fairmount Santrol agreeing to share Accenture’s costs), and Fairmount Santrol and Sibelco engaged McKinsey & Company (“McKinsey”), in each case, to undertake the synergies analysis. Throughout August 2017, Fairmount Santrol, Unimin and Sibelco worked with Accenture and McKinsey to complete the synergies analysis.

On August 16, 2017, and August 17, 2017, the Fairmount Board held a regularly scheduled meeting in Cleveland. All members of the Fairmount Board were present. In attendance were Mr. Crandall, Mr. Biehl,

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Mr. Richardson and other members of Fairmount Santrol management. Also present were representatives of Wells Fargo Securities and a representative of Jones Day. At the meeting, the representatives of Wells Fargo Securities presented various preliminary financial analyses related to the latest Sibelco proposal, including a discounted cash flow analysis updated based on Fairmount Santrol management’s then-current views on financial outlook, and an updated contribution analysis. The Fairmount Board discussed the key assumptions underlying the forecasts and financial analyses at length. The representative of Jones Day also discussed with the Fairmount Board various aspects of the directors’ fiduciary duties under applicable law and key aspects of merger agreements in this context, including provisions related to the directors’ continued ability to exercise their fiduciary duties and provisions relating to consummation risk allocation and transaction certainty. The Fairmount Board also received updates from Fairmount Santrol management on other aspects of the potential transaction process, including relating to employee retention considerations.

On September 5, 2017, McKinsey and Accenture presented their final synergies analysis to Fairmount Santrol management and Sibelco management. Among other things, the analysis indicated an approximate range of $112 - $136 million of annual synergies, excluding capital expenditure avoidance. Given the scope of the information provided to McKinsey and Accenture, after September 5, 2017, management of Fairmount Santrol continued to refine and update the synergies analysis as due diligence progressed and in order to capture potential areas of synergies outside of the scope of McKinsey’s and Accenture’s engagement.

On September 8, 2017, Mr. LeBaron and Mr. Deleersnyder held a call to discuss the results of the synergies analysis and next steps in advancing a transaction. Both Mr. LeBaron and Mr. Deleersnyder, on behalf of Fairmount Santrol and Sibelco respectively, indicated an expectation that given the results of the synergy analysis both parties would seek approval to proceed with the proposed transaction. Mr. Deleersnyder indicated that Sibelco would seek approval from its board to proceed with a transaction during a previously scheduled meeting on September 21 and September 22, 2017.

On September 9, 2017, Mr. LeBaron provided an update to the Fairmount Board, which included a summary of the findings of the synergies analysis. The update also included preliminary materials prepared by Wells Fargo Securities recapping recent transaction process events, and materials prepared by Jones Day describing key matters still to be negotiated between Fairmount Santrol and Sibelco, including post-closing governance rights and minority protections, treatment of Fairmount Santrol equity awards, risk allocation relating to obtaining regulatory approvals, and various other customary contract matters. At the conclusion of the meeting, the Fairmount Board approved continuing due diligence and negotiations with Sibelco regarding a potential transaction.

On September 12, 2017, at the request of a representative of a third participant in Fairmount Santrol’s industry (“Party A”), Mr. LeBaron met with the representative of Party A. At the meeting, the representative of Party A discussed with Mr. LeBaron the view of Party A that a combination of Party A and Fairmount Santrol would have compelling strategic rationale. No specific proposal was made or discussed, but both Mr. LeBaron and the representative of Party A agreed that there was a compelling logic to consolidation in the companies’ industry. Mr. LeBaron indicated that he would discuss such potential combination with the Fairmount Board.

On September 15, 2017, the representative of Party A e-mailed to Mr. LeBaron materials that described Party A’s views of the strategic rationale for a combination of Fairmount Santrol and Party A. The materials did not contain a specific proposal regarding a valuation of the potential combination of Fairmount Santrol with Party A, but did indicate that Party A was interested in a stock-for-stock merger with shared post-closing governance.

Starting on or about September 15, 2017, and, except as otherwise noted below, continuing through the opening of virtual datarooms containing due diligence information on October 18, 2017, Fairmount Santrol and Unimin and their respective advisors negotiated the scope and terms of the parties’ reciprocal due diligence review.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

On September 18, 2017, representatives of Jones Day called representatives of Freshfields in order to reiterate that Fairmount Santrol would require various post-closing protections for minority stockholders of the combined company, including negative approval rights in favor of non-Sibelco directors of the combined company and in favor of minority stockholders as a class, a limitation on acquisitions of combined company stock by Sibelco in excess of the original issuance of 65%, and standstill provisions and transfer restrictions applicable for certain periods post-closing.

On September 19, 2017, the Business Combination Group held a telephonic meeting. Representatives of Jones Day and of Wells Fargo Securities were present. At the meeting, the Business Combination Group discussed and provided input on draft transaction term sheets, prepared by Jones Day with input from Fairmount Santrol management and Wells Fargo Securities, outlining the principal terms of a potential merger agreement and post-closing stockholder arrangements.

On September 25, 2017, Mr. Deleersnyder delivered a letter to Mr. LeBaron via e-mail. The letter contained a revised proposal pursuant to which Fairmount Santrol stockholders would own 34% of the combined company. The letter indicated that Sibelco’s view of synergies was $96 million, driven by Sibelco’s view that $23 million in cost synergies would be achievable by Fairmount Santrol and Unimin even in the absence of a transaction. The letter further stated that the revised 34% ownership proposal assumed a $600 million debt-financed cash distribution from Unimin to Sibelco prior to the closing of a transaction. The letter also clarified that the proposed board composition would be five-to-three in favor of Sibelco, with a ninth director being the Chief Executive Officer, whether or not Fairmount Santrol’s Chief Executive Officer continued. The letter again referred to the Chief Executive Officer role as being “jointly” finalized in the future.

Later on September 25, 2017, at the direction of the Business Combination Group, representatives of Wells Fargo Securities contacted representatives of Morgan Stanley and conveyed that Fairmount Santrol was disappointed with the revised proposal from Sibelco and would be putting a hold on due diligence planning work given relative ownership split in Sibelco’s proposal.

On September 26, 2017, the Business Combination Group held a telephonic meeting. Representatives of Jones Day and of Wells Fargo Securities were in attendance. The Business Combination Group discussed the revised proposal from Sibelco, and also discussed the differences between the draft transaction term sheet previously reviewed by the Business Combination Group and the terms of Sibelco’s revised proposal. The Business Combination Group discussed at length the appropriate protections required to protect the interest of post-closing minority stockholders, and received related legal advice from representatives of Jones Day and financial advice from representatives of Wells Fargo Securities. Among other things, representatives of Wells Fargo Securities noted that in their view, the public equity markets would be likely to price in much of the probable synergy benefits of the combination shortly after the announcement and the closing of a transaction and on such basis Fairmount Santrol’s stockholders would not need the benefit of multiple years of minority shareholder protections in order to realize the benefits of the transaction. During the remainder of September 26, 2017, and throughout September 27, 2017, the members of the Business Combination Group worked with Fairmount Santrol’s legal and financial advisors to prepare a response letter to Sibelco.

On September 27, 2017, Fairmount Santrol became aware that a major financial news outlet was seeking comment from third parties concerning the existence of discussions between Fairmount Santrol and Sibelco in respect of a merger between Fairmount Santrol and Unimin.

Later on September 27, 2017, Mr. LeBaron provided an update to the Fairmount Board describing the potential impending press report and the status of discussions with Sibelco.

Later on September 27, 2017, Ms. Deckard delivered to Mr. Deleersnyder, via e-mail, a letter from Mr. LeBaron to Mr. Deleersnyder and Mr. Decat. The letter communicated Fairmount Santrol’s surprise with the 34% ownership percentage proposed by Sibelco, and outlined terms on which Fairmount Santrol would be

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

willing to continue to discuss the proposed transaction, including (i) 35% ownership for Fairmount Santrol stockholders in the combined company, (ii) clarification that the $600 million distribution payable from Unimin to Sibelco prior to closing would be included in the $860 million net debt of Unimin at closing, (iii) the absence of any financing contingency, and (iv) the provision to Fairmount Santrol of comprehensive “reverse” due diligence material by Unimin. Additionally, the letter was accompanied by a term sheet that conveyed numerous positions of Fairmount Santrol with respect to a proposed transaction, including Fairmount’s positions (i) with respect to the scope of assets that the parties should be required to divest in order to secure regulatory approvals, and that Sibelco would pay a “reverse” termination fee to Fairmount Santrol if the merger agreement was terminated because of a required divestiture in excess of a certain threshold, (ii) that the termination fee payable to Sibelco in connection with a topping bid would be “two-tiered” (meaning the fee would be lower for an initial period after announcement of a transaction), (iii) that at least two of the Sibelco-appointed directors of the combined company would be independent under applicable listing standards, and (iv) that the post-closing minority stockholders would receive protective rights consistent with other recent controlling shareholder transactions.

On September 29, 2017, Mr. Deleersnyder delivered via e-mail a letter to Mr. LeBaron, which Mr. Deleersnyder noted was unsigned by Sibelco. The letter noted that (i) with respect to the combined company’s board, Sibelco would not accept a requirement that any of its selected directors be independent, and that Sibelco expected shareholder rights attendant to its proposed position as the majority stockholder of a controlled company, including the absence of a nominating and corporate governance committee of the combined company, (ii) Sibelco would require a financing contingency as a closing condition to a transaction, covering both the $600 million levered dividend payable from Unimin to Sibelco and refinancing of Unimin’s and Fairmount Santrol’s existing debt, (iii) Sibelco would not accept a “reverse” termination fee in respect of an antitrust-related termination of a merger agreement, (iv) Sibelco would expect a divestiture threshold significantly lower than the threshold proposed by Fairmount Santrol, and (v) Sibelco would expect a significant, “single-tier” termination fee payable by Fairmount Santrol in certain circumstances. The letter also contained an appendix of key proposed transaction terms, which, among other things, left blank the ownership split between Sibelco and Fairmount Santrol’s stockholders.

Later on September 29, 2017, Mr. LeBaron and Mr. Deleersnyder spoke by telephone. On the call, Mr. Deleersnyder indicated that the Sibelco board would agree to Fairmount Santrol stockholders owning 35% of the combined company, subject to Fairmount Santrol agreeing to the other terms set forth in the September 29, 2017 letter.

On September 30, 2017, at the direction of the Fairmount Board, representatives of Wells Fargo Securities and of Jones Day, and representatives of Morgan Stanley and of Freshfields, held a conference call to discuss the proposed terms of the transaction as set forth in the September 27, 2017, Fairmount Santrol letter and the September 29, 2017, Sibelco letter.

On October 1, 2017, representatives of Jones Day sent Freshfields and Morgan Stanley a revised term sheet as well as an additional term sheet specifically describing the protections that Fairmount Santrol was requesting for the post-closing minority stockholders in the combined company.

On October 3, 2017, at the direction of the Fairmount Board, representatives of Wells Fargo Securities and of Jones Day, and representatives of Morgan Stanley and of Freshfields, held a conference call to continue discussing the proposed term sheets.

On October 3, 2017, a major financial news outlet published a report that Fairmount Santrol and Unimin were evaluating a business combination.

On October 4, 2017, representatives of Freshfields sent Jones Day a revised draft of the term sheet containing minority stockholder protections. Among other things, the draft contained a cap on Sibelco’s

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

ownership of the combined company of 80.1%, the deletion of the “majority of minority” approval requirement on changes of control of the combined company within three years after closing, and the limitation of the standstill and transfer restriction protections to a two-year period after closing.

On October 6, 2017, a representative of a potential third party acquiror (“Party B”) left a message for Ms. Deckard requesting to have a conversation. Party B is a participant in Fairmount Santrol’s industry. Ms. Deckard, Mr. LeBaron and Jones Day discussed various approaches to responding to Party B and Mr. LeBaron, based on the advice of Jones Day, requested that Ms. Deckard provide a simple response consistent with Fairmount Santrol’s customary response to market rumors while making it clear that the Fairmount Board would consider, consistent with its fiduciary duties, any credible strategic proposal.

Later on October 6, 2017, representatives of Jones Day sent Freshfields revised drafts of the general transaction term sheet and of the separate term sheet containing minority stockholder protections. Among other things, the general term sheet draft reflected the parties’ agreement that a financing contingency was acceptable to Fairmount Santrol if Fairmount Santrol would be party to the financing commitments and able to pursue damages against lenders for failure to fund when required, reflected Fairmount Santrol’s most recent position that it would only require a “reverse” termination fee in the context of an antitrust-related termination of the merger agreement in the event that Fairmount Santrol was sufficiently comfortable with the to-be-agreed divestiture threshold, and reflected Fairmount Santrol’s agreement to a single-tier termination fee payable by Fairmount Santrol in certain circumstances with the amount of the fee still to be determined. Among other things, the minority protections term sheet contained a cap on Sibelco’s ownership of the combined company of 70%, a right of the combined company’s independent directors to block the issuance of additional equity securities of the combined company if the independent directors determined the issuance to involve a conflict of interest between Sibelco and the minority stockholders, a right of the combined company’s independent directors to block a change of control transaction within the first three years after closing, and three years of protection under the standstill and transfer restriction provisions.

On October 7, 2017, Ms. Deckard and the Party B representative spoke by telephone. The Party B representative inquired about the news reports concerning a combination of Fairmount Santrol and Unimin. Ms. Deckard noted that Fairmount Santrol does not comment on market rumors, but that, if Party B were interested in pursuing a transaction with Fairmount Santrol, Party B should expect that, consistent with its fiduciary duties, the Fairmount Board would evaluate any credible strategic proposal.

Later on October 7, 2017, Mr. LeBaron, together with Ms. Deckard and other members of Fairmount Santrol management, held a conference call with representatives of Sibelco to discuss open material terms. Representatives of Jones Day, Wells Fargo Securities, Freshfields and Morgan Stanley held further discussions later on October 7, 2017.

Later on October 7, 2017, representatives of Freshfields sent Jones Day revised drafts of the two term sheets. Among other things, the revised drafts left blank the combined company ownership split, deleted a right of the combined company’s independent directors to block a change in control of the combined company for three years after the closing, and provided that Sibelco would be capped at 70% ownership of the combined company for three years after the closing and thereafter at 80.1%.

Also late on October 7, 2017, a representative of Party B delivered a letter via email to Mr. LeBaron and Ms. Deckard. The letter referenced the October 3, 2017 market reports concerning a potential transaction between Fairmount Santrol and Unimin, and indicated that Party B was interested in acquiring Fairmount Santrol for a combination of cash and stock. The letter did not contain a specific proposal or potential valuation range.

On October 8, 2017 and October 9, 2017, Fairmount Santrol’s and Sibelco’s respective legal and financial advisors continued to exchange drafts of the general transaction term sheet, of the separate term sheet containing minority stockholder protections, and of a document outlining the general scope of post-closing commercial agreements between Sibelco and the combined company.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

On October 9, 2017, representatives of Freshfields sent Jones Day revised drafts of the two term sheets. Among other things, the revised drafts included a 35% ownership of the combined company by the Fairmount Santrol stockholders, deleted reference to a “reverse” termination fee in the context of an antitrust-related termination of the merger agreement, provided minority stockholders the ability to participate on the same terms as Sibelco in any change in control transaction of the combined company during the three year period after the closing, and provided that Sibelco would be capped at 70% ownership of the combined company for three years after the closing and thereafter at 80.1%.

Also on October 9, 2017, representatives of Morgan Stanley called Wells Fargo Securities to convey that Sibelco’s board had reviewed the October 9, 2017 term sheet delivered by Freshfields and had agreed to proceed with a transaction on the terms outlined therein.

On October 10, 2017, Mr. LeBaron called the representative of Party B and indicated that, if Party B were to submit a specific proposal to Fairmount Santrol, that the Fairmount Board would consider such specific proposal.

On October 11, 2017, the Fairmount Board held a regularly scheduled meeting in Cleveland. All of the members of the Fairmount Board were present. Also present at the meeting were Mr. Crandall, Mr. Biehl, Mr. Richardson, Mr. Magaud and other members of Fairmount Santrol management. Also in attendance, telephonically, were representatives of Jones Day and of Wells Fargo Securities. At the meeting, the Fairmount Board asked a number of questions of the representatives of Jones Day and Wells Fargo Securities and discussed recent developments in the transaction process with Fairmount Santrol management and the representatives of Wells Fargo Securities. Representatives of Jones Day also discussed with the directors various aspects of their fiduciary duties under applicable law, and presented in detail the provisions of the term sheets being negotiated with Sibelco, including the terms that remained unresolved, including the duration of a right in favor of minority stockholders to participate in any transaction in which Sibelco would transfer control of the combined company and the antitrust divestiture threshold and related “reverse” termination fee. The Fairmount Board discussed the proposed terms of the Unimin transaction at length. The Fairmount Board also discussed preliminary materials prepared by Wells Fargo Securities concerning a potential transaction with either Party A or Party B, and discussed at length the likelihood that either Party A or Party B would ultimately be willing and able to submit proposals more favorable to Fairmount Santrol’s stockholders than Sibelco’s proposal. Also at the meeting, after the representatives of Wells Fargo Securities departed the meeting, the Fairmount Board provisionally approved an amendment to Fairmount Santrol’s March 31, 2016 engagement letter with Wells Fargo Securities, pursuant to which amendment Wells Fargo Securities became entitled to receive a transaction fee in respect of a transaction between Fairmount Santrol and a party other than Unimin or Sibelco. Fairmount Santrol and Wells Fargo Securities subsequently executed such amended engagement letter on October 20, 2017.

Later on October 11, 2017, a representative of Party A delivered a letter to Mr. LeBaron via e-mail. The letter contained a proposal whereby Fairmount Santrol and Party A would combine in a stock-for-stock merger, with Fairmount Santrol stockholders owning 53% of the combined company as of the date of the letter.

On October 18, 2017, Fairmount Santrol and Sibelco (in respect of Unimin) opened their respective virtual datarooms to each other and their respective advisors, which datarooms were subject to the parties’ agreement on several procedures to protect competitively sensitive information from disclosure to the parties’ respective employees in certain operational roles. Generally, Fairmount Santrol, Sibelco and Unimin, and their respective advisors continued their respective due diligence reviews through the end of November 2017.

On October 19, 2017, the Fairmount Board held a special telephonic meeting. All members of the Fairmount Board were present. Present from Fairmount Santrol management were Mr. Crandall, Mr. Magaud, Mr. Richardson and Mr. Biehl. Also present were representatives of Jones Day and of Wells Fargo Securities. At the meeting, the Fairmount Board discussed various aspects of the potential strategic transaction process, including in relation to Unimin, Party A and Party B. Also at the meeting, the representatives of Wells Fargo Securities presented preliminary financial analyses of the proposal received from Party A. Among other things,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

representatives of Wells Fargo Securities noted that, in light of the pro forma combined company ownership implied by Party A’s proposal, Party A’s proposal amounted to an acquisition of Party A by Fairmount Santrol. The representatives of Wells Fargo Securities also discussed with the Fairmount Board an operational comparison of Fairmount Santrol, Unimin and Party A. At the conclusion of the meeting, the Fairmount Board determined that an acquisition of Party A by Fairmount Santrol was not, at that time, likely to be more beneficial to Fairmount Santrol’s stockholders than a combination with Unimin.

Later on October 19, 2017, Mr. LeBaron called a representative of Party A to discuss a potential combination, including with respect to potential synergies and the elements of a potential transaction between Party A and Fairmount Santrol that would be relevant to the valuation of such potential transaction.

Later on October 19, 2017, a representative of Party B delivered a letter via email to Mr. LeBaron and Ms. Deckard. The letter contained a proposal to acquire Fairmount Santrol for $4.73 per share, consisting of $1.42 per share in cash and the balance in the form of stock consideration that would constitute approximately 24% ownership of Party B. Party B indicated that it believed a combined transaction would have anticipated synergies of $175 million to $225 million per year. The letter did not specify any other proposed transaction terms. The closing price of Fairmount Santrol common stock on October 19, 2017 was $3.96 per share.

On October 20, 2017, a representative of Party A delivered a letter to Mr. LeBaron via e-mail. The letter reiterated Party A’s existing offer, noting that the then-current exchange ratio implied an ownership percentage of 48% for current Fairmount Santrol stockholders as of the date of the letter. The letter also set forth Party A’s views of certain structural aspects of Party A’s October 11, 2017 proposal, including the fact that Party A viewed the proposal as a “merger of equals” as opposed to a transaction with a “large premium.”

Also on October 20, 2017, representatives of Freshfields sent to Jones Day the first draft of the merger agreement, together with the first draft of certain other key transaction documents. Among other things, the draft merger agreement reflected Sibelco’s positions that Sibelco would not be a party to the merger agreement, that Fairmount Santrol would not have the right to terminate the merger agreement to accept a superior proposal without first holding a special meeting to submit the merger agreement to Fairmount Santrol stockholders, that the Fairmount Board would have the right to change its recommendation with respect to the merger agreement to Fairmount Santrol stockholders only if a superior proposal were made (and not in respect of any other event or change), that Sibelco and Unimin would be entitled to reimbursement of all transaction expenses by Fairmount Santrol in the event that Fairmount Santrol’s stockholders did not adopt the merger agreement, and that Fairmount Santrol would not be entitled to a “reverse” termination fee in the event of the termination of the merger agreement in connection with a required divestiture in excess of the agreed divestiture threshold.

Freshfields continued to deliver to Jones Day first drafts of various other key transaction documents through the end of October 2017, including the Stockholders Agreement and the restated Certificate of Incorporation of the combined company. During this period, representatives of Jones Day and of Freshfields commenced negotiating the various transaction documents, and such negotiations continued through the execution of a definitive merger agreement, including as further discussed below.

On October 30, 2017, representatives of Jones Day sent revised drafts of certain transaction documents, including the merger agreement, to Freshfields. Among other things, the revised draft merger agreement reflected Fairmount Santrol’s positions that Sibelco would be a party to the merger agreement, that Fairmount Santrol would have the right to terminate the merger agreement to accept a superior proposal without respect to whether or not the Fairmount Santrol stockholders had first voted against the adoption of the merger agreement, that the Fairmount Board would have the right to change its recommendation with respect to the merger agreement to Fairmount Santrol stockholders in response to a material intervening event, that Sibelco and Unimin would not be entitled to reimbursement of all transaction expenses by Fairmount Santrol in the event that Fairmount Santrol’s stockholders did not adopt the merger agreement, and that Fairmount Santrol would be entitled to a “reverse” termination fee in the event of the termination of the merger agreement in connection with a required

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

divestiture in excess of a certain divestiture threshold to be agreed following further antitrust analysis. The revised merger agreement also included Fairmount Santrol’s proposal that the “single-tier” termination fee payable by Fairmount Santrol in connection with a topping bid or change of recommendation would be 2.5% of the equity value of Fairmount Santrol in the transaction.

On October 31, 2017, a representative of Party B contacted Mr. LeBaron by e-mail to request an update on when Fairmount Santrol would respond to Party B’s proposal. Mr. LeBaron indicated to the representative of Party B that the Fairmount Board was scheduled to meet on November 3, 2017, and that Fairmount Santrol would likely respond to Party B’s proposal after that meeting.

On November 2, 2017, representatives of Jones Day and of Freshfields held a conference call to negotiate material open terms in the draft merger agreement, including whether Sibelco would be a party to the merger agreement and whether Sibelco would be required to pay a “reverse” termination fee if the merger agreement were terminated in connection with a failure to obtain required regulatory approvals.

On November 3, 2017, the Fairmount Board held a special telephonic meeting. All members of the Fairmount Board were present. Present from Fairmount Santrol management were Mr. Crandall, Mr. Biehl, Mr. Richardson and Mr. Magaud. Also present were representatives of Jones Day and of Wells Fargo Securities. At the meeting, the Fairmount Board discussed the most recent developments in the strategic transaction process, and representatives of Wells Fargo Securities presented various preliminary financial analyses comparing the proposals submitted by Sibelco, Party A and Party B, including contribution analyses, synergy analyses, and preliminary discounted cash flow analyses. The Fairmount Board discussed these preliminary financial analyses at length and discussed with Fairmount Santrol management and the representatives of Wells Fargo Securities several of the assumptions underlying the analyses, including the different applicable weighted average cost of capital calculations. Wells Fargo Securities noted that Wells Fargo Securities’ preliminary financial analyses reflected that Unimin’s weighted average cost of capital was less than Fairmount Santrol’s, Party A’s and Party B’s respective weighted average cost of capital, given Unimin’s industrial and recreational business, and that such lower cost of capital would likely have a beneficial impact on Unimin’s valuation, as compared to Fairmount Santrol’s, Party A’s and Party B’s respective valuations. The Fairmount Board also considered the fact that Fairmount Santrol’s accounting due diligence provider, an internationally recognized accounting firm, should complete its due diligence review of Unimin prior to any decision being made on whether to move forward with a transaction without U.S. GAAP audited financials. The Fairmount Board, together with Fairmount Santrol management and the representatives of Wells Fargo Securities, also discussed at length considerations related to the stockholder value reflected in each proposal, including potentially available synergies and other strategic results of a combination with each potential counterparty including the value of the revenue stability provided by industrial and recreational lines of business in a cyclical frac sand environment, as well as the risks and potential benefits of continuing to operate Fairmount Santrol on a standalone basis.

Also at the meeting, representatives of Jones Day updated the Fairmount Board on the status and preliminary results of Jones Day’s and Fairmount Santrol management’s detailed review of any potential competition-related regulatory concerns associated with a transaction with Unimin, and Jones Day’s and Fairmount Santrol’s management’s initial perspectives on similar matters in relation to Party A and Party B. The Fairmount Board also discussed the importance of more fully exploring a transaction with Party B to determine whether Party B would be prepared to propose a consideration level that would be greater than the value implied by the proposed Unimin transaction, including by providing Party B the opportunity to review non-public information of Fairmount Santrol in order to allow Party B to increase the valuation of its proposal. The Fairmount Board also discussed the importance of reasonably validating the synergies inherent in a deal with Party B, in light of the substantial stock component in the proposed consideration. At the conclusion of the meeting, the Fairmount Board determined that Mr. LeBaron should engage both Party A and Party B in order to work with each of them to provide updated indications of interest in a strategic transaction with Fairmount Santrol within the subsequent two weeks.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Later on November 3, 2017, at the direction of the Fairmount Board, Mr. LeBaron called a representative of Party B, and informed Party B that Party B’s proposal was not compelling to the Fairmount Board, but that the Fairmount Board was amenable to Party B conducting limited due diligence in order to allow Party B to revise its offer. Mr. LeBaron noted that any due diligence investigation would be required to be mutual, in light of the substantial stock consideration proposed. Later on November 3, 2017, at the direction of the Fairmount Board, representatives of Wells Fargo Securities called the financial advisor to Party B to indicate that Fairmount Santrol expected a revised proposal from Party B no later than November 15, 2017.

Also on November 3, 2017, Mr. LeBaron called a representative of Party A to inform Party A of the Fairmount Board’s decision. Mr. LeBaron was not able to connect by telephone with the representative of Party A until November 5, 2017, at which time Mr. LeBaron conveyed a substantially similar message as had been conveyed to Party B.

On November 6, 2017, Fairmount Santrol and Party B entered into a non-disclosure agreement.

On November 7, 2017, Fairmount Santrol and Party A entered into a non-disclosure agreement.

Later on November 7, 2017, representatives of Freshfields delivered draft financing commitment documents to Jones Day, which included Fairmount Santrol as a co-borrower but did not allow for Fairmount to seek any consequential or similar damages against the financing sources for their failure to fund the transaction.

On November 8, 2017, representatives of Fairmount Santrol, Party B and each of their respective financial advisors held a conference call to discuss due diligence process and logistics. During this call, Party B’s financial advisor inquired as to the discussions with other potential transaction counterparties, including whether Fairmount Santrol would choose one party to move forward with after revised offers were provided. At the direction of the Fairmount Board, representatives of Wells Fargo Securities indicated that Fairmount Santrol and the Fairmount Board were evaluating a variety of alternatives to maximize stockholder value and did not intend to provide exclusivity to any one potential counterparty.

On November 9, 2017, representatives of Party B met with Fairmount Santrol management at the offices of Jones Day in Cleveland to discuss potential revenue and cost synergies as part of Party B’s due diligence investigation. At the meeting, Fairmount Santrol management indicated that, in light of the substantial stock component of the proposed consideration, meaningful data exchange for due diligence purposes would be predicated on general mutuality of information sharing as between Party B and Fairmount Santrol.

Also on November 9, 2017, representatives of Wells Fargo Securities had a telephone call with representatives of Party A’s financial advisor. During this call, representatives of Party A’s financial advisor asked for a specific value target and assurances regarding Fairmount Santrol’s desire to engage in a transaction with them. At the direction of the Fairmount Board, representatives from Wells Fargo Securities indicated that Fairmount Santrol was prepared to engage in due diligence and further negotiations with Party A, but Fairmount Santrol could not give any assurances as to any particular outcome.

Later on November 9, 2017, representatives of Freshfields sent certain revised transaction documents, including a revised draft merger agreement, to Jones Day. Among other things, the revised draft merger agreement reflected Sibelco’s positions that Sibelco would be amenable to being party to the merger agreement only in respect of transaction actions specifically required to be taken by Sibelco such as required regulatory filings required to be made by an ultimate parent entity, that Sibelco and Unimin would be entitled to reimbursement of all transaction expenses by Fairmount Santrol in the event that Fairmount Santrol’s stockholders did not adopt the merger agreement, and that Fairmount Santrol would not be entitled to a “reverse” termination fee in the event of the termination of the merger agreement in connection with a required divestiture in excess of the agreed divestiture threshold.

On November 12, 2017, representatives of Jones Day and of Freshfields held a conference call to negotiate unresolved legal issues in the transaction documentation. Among other things, Jones Day discussed with

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Freshfields the position of Fairmount Santrol that Fairmount Santrol had only agreed to a financing contingency in the merger agreement on the basis that Fairmount Santrol would be able to recover the full measure of damages against the lenders under the financing commitment documentation if the financing failed to fund at the closing.

On November 12, 2017, Party A’s financial advisor held a conference call with representatives of Wells Fargo Securities. In the call, Party A’s financial advisor sought further information as to whether Party A’s proposal was likely to be competitive with other strategic alternatives being explored by Fairmount Santrol. At the direction of the Fairmount Board, Wells Fargo Securities responded that Party A’s offer was not compelling as proposed but that if Party A could improve on their proposal, the Fairmount Board would consider such improved proposal. In addition, Wells Fargo Securities offered that Fairmount Santrol would make certain information to enable Party A to conduct due diligence in order to improve Party A’s offer. After such conference call, Party A ceased discussions with Fairmount Santrol regarding a potential combination of the two companies.

On November 13, 2017, Fairmount was provided with updated financial information with respect to Unimin’s third quarter results. This financial information indicated lower than expected results during the third quarter.

Also on November 13, 2017, representatives of Party B and representatives of Party B’s financial advisor, met with Fairmount Santrol management and representatives of Wells Fargo Securities at the offices of Jones Day in New York City to discuss Party B’s preliminary views on potential synergies that would be expected to be realized in a potential transaction.

Later on November 13, 2017, and continuing through November 14, 2017, members of Fairmount Santrol management, representatives of Wells Fargo Securities and representatives of Jones Day met with Sibelco management and representatives of Freshfields at the offices of Freshfields in New York City to continue the negotiation of transaction documents. In the course of the negotiations, the parties concluded a number of previously open terms in the transaction documentation, including agreeing that the divestiture threshold for obtaining regulatory approval would be 3.6 million tons of capacity. At the conclusion of these negotiations, the parties had not yet resolved certain material issues, including whether Sibelco would be party to the merger agreement in all respects, the amount of the termination fee payable by Fairmount Santrol in connection with a topping bid or a change in recommendation (Fairmount Santrol’s proposal was $46 million, and Sibelco’s proposal was $50 million), whether Fairmount Santrol would be entitled to a “reverse” termination fee in the event of the termination of the merger agreement in connection with a required divestiture in excess of the agreed divestiture threshold, whether Sibelco and Unimin would be entitled to reimbursement of all transaction expenses by Fairmount Santrol in the event that Fairmount Santrol’s stockholders did not adopt the merger agreement. Further, the parties did not determine a satisfactory remedy construct that would apply in the event that the lenders under the financing commitment documents would not be amenable to Fairmount Santrol recovering its full damages from the lenders in the event of a breach.

On November 15, 2017, a representative of Party B delivered a letter via email to Mr. LeBaron and Ms. Deckard. The letter contained a revised proposal to acquire Fairmount Santrol for $5.27 per share, consisting of $1.58 per share in cash with the balance in the form of stock consideration that would constitute approximately 23% ownership of Party B. Party B indicated that it believed a combined transaction would have anticipated EBITDA synergies of $150 million to $210 million per year and $5 to $10 million of recurring capital expenditure savings per year. The letter did not specify any other proposed transaction terms. The closing price of Fairmount Santrol common stock on November 15, 2017 was $4.52 per share.

On November 16, 2017, the Fairmount Board held a regularly scheduled meeting in Cleveland. Also present were a representative of Jones Day and representatives of Wells Fargo Securities. At the meeting, the representatives of Wells Fargo Securities presented to the directors Wells Fargo Securities’ preliminary financial

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

analyses of the November 15, 2017 proposal by Party B, noting to the Fairmount Board, among other things, that the November 15, 2017 proposal was best understood as an update to the October 19, 2017 proposal, adjusted to reflect a change in the market price of Party B’s stock since October 19, 2017. At the meeting, the representatives of Wells Fargo Securities, Fairmount Santrol management and the Fairmount Board also discussed various other aspects of potential combinations with Party B and with Unimin, including achievable synergies, regulatory approval, and the results of Fairmount Santrol’s due diligence on Unimin, including Unimin’s third quarter financial results. The representative of Jones Day also discussed with the Fairmount Board the still unresolved material issues relating to the Unimin transaction documentation. The representative of Jones Day also discussed with the directors their fiduciary duties under applicable law. The Fairmount Board discussed with its advisors at length various strategies and next steps to maximize the value proposed by Party B. At the conclusion of the meeting, the Fairmount Board directed Mr. LeBaron to inform Party B that Party B’s current proposal was inadequate and that Party B needed to provide a more compelling proposal in order for the Fairmount Board to consider further engaging on a potential transaction with Party B, and that Party B’s revised proposal should specify what level of regulatory risk Party B was willing to bear in a potential transaction.

On November 17, 2017, representatives of an investment bank advising Party B indicated to representatives of Wells Fargo Securities that Party B did not believe there to be meaningful regulatory risk in a combination between Fairmount Santrol and Party B, but that Party B was nevertheless not willing to accept a “hell or high water” regulatory clearance standard.

Later on November 17, 2017, representatives of Jones Day sent Freshfields revised drafts of several transaction documents, including the merger agreement. The merger agreement reflected all of Fairmount Santrol’s positions on the open issues remaining after the November 13 – 14, 2017 negotiations.

On November 18, 2017, Mr. LeBaron held a telephone call with a representative of Party B. Mr. LeBaron indicated that Party B would need to provide Fairmount Santrol with a revised proposal to continue discussions, that the revised proposal should constitute Party B’s best offer, and that it should include Party B’s specific positions on regulatory risk.

On November 20, 2017, a representative of Party B delivered a letter via email to Mr. LeBaron and Ms. Deckard. The letter contained a revised proposal to acquire Fairmount Santrol for $6.58 per share, consisting of $1.97 per share in cash with the balance in the form of stock consideration that would constitute approximately 27% ownership of Party B. The letter stated that Party B believed that a combination of Fairmount Santrol and Party B would be “achievable from a regulatory standpoint,” and that Party B would commit to make “necessary divestitures … that are not material to Fairmount.” Party B indicated that it believed a combined transaction would have anticipated synergies of $150 million to $210 million per year. The closing price of Fairmount Santrol common stock on November 20, 2017 was $5.06 per share.

Also on November 20, Fairmount Santrol management held a conference call with Sibelco and Unimin management, during which the parties discussed various business updates and due diligence findings, including with respect to Unimin’s third quarter financial results.

On November 21, 2017, the Fairmount Board held a special telephonic meeting. All members of the Fairmount Board were in attendance. In attendance from Fairmount Santrol management were Mr. Crandall, Mr. Biehl, Mr. Richardson and Mr. Magaud. Also in attendance were representatives of Jones Day, of Wells Fargo Securities, and of Fairmount Santrol’s external accounting due diligence advisor. At the meeting, Mr. LeBaron updated the Fairmount Board on the most recent developments in the potential transaction process. Representatives of management updated the Fairmount Board on management’s current synergies analysis with respect to a transaction with each of Unimin, Party A and Party B. The updated analysis indicated management estimated potential annual synergies of approximately $146 million, $99 million and $134 million, respectively. Mr. Biehl and the representatives of Fairmount Santrol’s external accounting due diligence advisor also discussed with the Fairmount Board the results of Fairmount Santrol’s financial due diligence on Unimin, noting

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

that adjustments identified in such due diligence did not affect the proposed ownership split in any material manner. The Fairmount Board discussed at length the results of the financial due diligence on Unimin and adjustments to the financial models related to those results, and related matters. Also at the meeting, representatives of Wells Fargo Securities presented various updates to Wells Fargo Securities’ preliminary financial analyses and the underlying reasons and causes of those updates. The Fairmount Board discussed at length the implied equity values of Fairmount Santrol and potential strategic counterparties as calculated by Wells Fargo Securities. The Fairmount Board also discussed the previous determination that Ms. Deckard was not authorized to discuss material transactional matters directly with potential counterparties, and Mr. LeBaron confirmed that Mr. LeBaron had been involved in all such material contacts. Next, the representatives of Jones Day discussed with the Fairmount Board the fiduciary duties of the directors under applicable law in the context of having received multiple transaction proposals, and provided related strategic and legal advice. The Fairmount Board also discussed the open terms of the Unimin transaction documents, and representatives of Jones Day discussed with the Fairmount Board certain aspects of Jones Day’s and Fairmount Santrol’s regulatory risk analysis. The Fairmount Board also discussed with Fairmount Santrol management certain risks and benefits related to continuing to operate Fairmount Santrol on a standalone basis, and discussed various other aspects of the relative merits of the proposed transactions, including discussing with Wells Fargo Securities and Fairmount Santrol management assumptions underlying certain terminal values, prospective synergies, as well as market perspectives and potential adjustments between IFRS and U.S. GAAP. The Fairmount Board also discussed at length matters related to consummation risk, including the relative antitrust risks of the proposals from Sibelco and from Party B. At the conclusion of the meeting, the Fairmount Board determined that it was appropriate to obtain more information about Party B’s proposal, including in respect of the regulatory analysis, before attempting to solicit additional value from Sibelco on the basis of Party B’s proposal.

On November 22, 2017, at the direction of the Fairmount Board, representatives of Wells Fargo Securities held a call with Party B’s financial advisor. On the call, the representatives of Wells Fargo Securities communicated that Party B’s November 20, 2017 proposal was constructive, but that in addition to the revised purchase price, Fairmount Santrol would need to review Party B’s markup of a merger agreement and understand Party B’s specific positions on regulatory risk allocation. In the call, Party B’s financial advisor again asked representatives of Wells Fargo Securities whether Fairmount Santrol would be amenable to entering an exclusive negotiation period, and representatives of Wells Fargo Securities rejected that request. The respective financial advisors also discussed a process for the completion of Party B’s due diligence review.

Later on November 22, 2017, representatives of Jones Day delivered a draft merger agreement to legal counsel to Party B.

Also on November 22, 2017, Fairmount Santrol management held a conference call with Party B’s management in furtherance of Party B’s continued due diligence investigation.

During this period, representatives of Jones Day worked with Party B’s legal counsel to obtain information regarding Party B necessary to complete Jones Day’s and Fairmount Santrol management’s review of a transaction between Fairmount Santrol and Party B from a regulatory perspective.

On November 26, 2017, representatives of Party B’s financial advisor delivered to Wells Fargo Securities an issues list, prepared by Party B’s legal counsel, detailing Party B’s high level comments to the draft merger agreement. Among other things, the issues list contained Party B’s specific position on a divestiture threshold, noted that Party B was not willing to pay a “reverse” termination fee in the event of a termination of the merger agreement in connection with a required divestiture in excess of that threshold, and noted that Party B was not willing to have a requirement that Party B litigate with regulators in the event that a divestiture in excess of the threshold were required. Further, the issues list proposed a termination fee of 3.5% of Fairmount Santrol’s equity value, and a “reverse” termination fee of 3.5% of Fairmount Santrol’s equity value payable by Party B in the event that Party B failed to close the merger because Party B’s financing was not available.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

On November 27, 2017, representatives of Morgan Stanley provided Unimin’s updated forecast for fiscal years 2017 and 2018, which had been revised downward, to representatives of Wells Fargo Securities (Unimin having indicated that such downward revision was limited to the short term and not expected to impact future years beyond 2018). See the section entitled “—Certain Unaudited Financial Forecasts of Fairmount Santrol and Unimin” beginning on page 163 for additional information concerning such forecast and the adjustments made to it by Fairmount Santrol management as described in that section of this proxy statement/prospectus.

Also on November 27, 2017, representatives of Jones Day held a call with legal counsel to Party B to discuss the issues list provided by Party B on November 26, 2017. Later on November 27, 2017, representatives of Jones Day held a call with legal counsel to Party B to discuss Party B’s proposed regulatory risk allocation. In the latter call, representatives of Jones Day indicated that Jones Day’s and Fairmount Santrol’s initial assessment of regulatory risk, subject to receipt of confirmatory information from Party B, suggested a specific aggregate tonnage capacity divestiture threshold, at which threshold Fairmount Santrol would have a reasonable degree of closing certainty. From November 27, 2017 to December 7, 2017, Fairmount Santrol management and representatives of Jones Day continued to seek this confirmatory information, which included information related to mine reserves and related operational information, from Party B and its advisors.

On November 28, 2017, Party B’s financial advisor sent an e-mail to Wells Fargo Securities containing a revised proposal from Party B with respect to regulatory risk allocation, noting that Party B would be willing to divest a specified aggregate tonnage capacity that was in line with the position discussed by representatives of Jones Day with Party B’s legal counsel on November 27, 2017, and that no “reverse” termination fee would be payable if regulatory approval could not be obtained within such threshold. The proposal also extended the “drop dead date” of the draft merger agreement to 12 months total. The proposal concluded by noting that any further regulatory commitments on the part of Party B would impact the value that Party B could offer.

Later on November 28, 2017, the Fairmount Board held a special telephonic meeting. All members of the Fairmount Board were present. Present from Fairmount Santrol management were Mr. Crandall, Mr. Biehl, Mr. Richardson and Mr. Magaud. Also present were representatives of Jones Day and of Wells Fargo Securities. At the meeting, representatives of Jones Day updated the Fairmount Board on the most recent developments in Fairmount Santrol’s discussions with Party B, and discussed the latest developments in Jones Day’s and Fairmount Santrol management’s regulatory analysis, including an update on the information that Jones Day had yet to receive from Party B. Representatives of Jones Day explained the proposed divestiture threshold with Party B to the Fairmount Board, noting that Jones Day had not received all required information to fully validate the threshold and that Party B’s positions that it not be required to litigate with a regulator and that the merger agreement would not extend beyond 12 months from announcement were considerably less advantageous to Fairmount Santrol than the corresponding terms proposed by Sibelco. Management also discussed with the Fairmount Board its views on the potential annual synergies in each transaction—$147 million per year in the Unimin transaction vs. $134 million in the Party B transaction—after having performed due diligence on both counterparties. The Fairmount Board discussed these matters at length, and also discussed the impact of potential divestitures on the business prospects of a combined company in each potential transaction. The Fairmount Board again discussed at length the benefits of diversification into the industrial and recreational markets, in addition to the advantages and considerations related to continuing to operate Fairmount Santrol on a standalone basis, the advantages related to the significant cash component offered by Party B, and various other strategic perspectives on the proposed combinations. Representatives of Wells Fargo Securities also discussed updated preliminary financial analyses prepared by Wells Fargo Securities, noting that the materials did not yet account for a recent downward adjustment in the 2017 and 2018 forecasts of Unimin provided by Unimin management. The Fairmount Board also discussed at length preliminary materials prepared by Wells Fargo Securities with respect to the effect of Sibelco offering additional ownership percentages to Fairmount Santrol stockholders in a combination between Fairmount Santrol and Unimin, or a cash consideration component in such a combination. After discussing various strategic considerations related to maximizing the value to Fairmount Santrol

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

stockholders offered by either Sibelco or by Party B, and after discussing the importance of having at least one strategic transaction alternative available to Fairmount Santrol at the conclusion of negotiations, the Fairmount Board determined that Fairmount Santrol should inform Sibelco that Fairmount Santrol needed to better understand both the rationale behind, and any valuation implications from, the downward adjustment to the Unimin forecast and other financial due diligence matters in order for the Fairmount Board to appropriately evaluate and finalize negotiations between Fairmount Santrol and Sibelco.

On November 29, 2017, Fairmount Santrol management, representatives of Wells Fargo Securities and representatives of Jones Day met with Party B management and Party B’s financial and legal advisors in Houston as part of Party B’s continued due diligence investigation of Fairmount Santrol.

Later on November 29, 2017, the Fairmount Board held a special telephonic meeting. All members of the Fairmount Board were present. Present from Fairmount Santrol management were Mr. Crandall, Mr. Biehl, Mr. Richardson and Mr. Magaud. Also present were representatives of Jones Day and of Wells Fargo Securities. At the meeting, representatives of Wells Fargo Securities discussed updated preliminary financial analyses with the Fairmount Board, including in respect of the updated financial forecasts provided by Unimin. The Fairmount Board discussed various comparative analyses of the proposed transactions with Unimin and with Party B at length, and received related advice from representatives of Wells Fargo Securities. At the conclusion of the meeting, the Fairmount Board directed Mr. LeBaron to solicit additional value from Sibelco, indicating that Mr. LeBaron should request an increase of either $0.50 per share in cash plus 3% incremental ownership (implying a 38% ownership level for Fairmount Santrol stockholders), or $1.00 per share in cash at the currently proposed 35% ownership level. The Fairmount Board also directed Mr. LeBaron to attempt to secure a termination right in the event that the U.S. GAAP audited financial statements of Unimin, to be delivered after the anticipated announcement date of a transaction, reflected adjustments from the IFRS audited financial statements of Unimin that were material.

On November 30, 2017, Mr. LeBaron and Ms. Deckard held a conference call with Mr. Deleersnyder and Mr. Decat, including the parties’ respective financial advisors. On the call, Mr. LeBaron indicated that the Fairmount Board was continuing to evaluate the downward-adjusted Unimin forecast and, in addition, Fairmount Santrol had received a proposal from a third party at a level that warranted a full evaluation by the Fairmount Board. Mr. LeBaron indicated that, in light of those developments, discussions between Fairmount Santrol and Sibelco should be put on hold for several days while the Fairmount Board evaluated the new information, and that Fairmount Santrol would be in a position to provide more complete feedback to Sibelco on December 5, 2017.

On November 30, 2017, Fairmount Santrol and Party B opened virtual datarooms to each other and their respective representatives, which datarooms were subject to the parties’ agreement on several procedures to protect competitively sensitive information from disclosure to the parties’ respective employees in certain operational roles.

On December 1, 2017, at the direction of the Fairmount Board, representatives of Wells Fargo Securities sent Morgan Stanley a document containing the primary open legal points relating to the transaction documentation, including the Fairmount Board’s position on such points. The document included Fairmount Santrol’s positions that Sibelco should be a party to the merger agreement for all purposes, that a “reverse” termination fee should be paid by Sibelco in the event that the merger agreement was terminated for lack of regulatory clearance, that a “reverse” termination fee should be paid by Sibelco in the event that the merger did not close in connection with a failure of financing, that Fairmount Santrol should not be required to reimburse the expenses of Sibelco and Unimin in the event that Fairmount Santrol stockholders did not adopt the merger agreement, and that Fairmount Santrol would require a termination right in the event that the U.S. GAAP audited financial statements of Unimin ultimately reflected adjustments from the IFRS audited financial statements of Unimin that were material.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Later on December 1, 2017, Party B’s investment bank distributed a “transaction timeline” proposing that Fairmount Santrol and Party B attempt to complete negotiations and announce a transaction by December 18, 2017. Later on December 1, 2017, a representative of Party B called Ms. Deckard indicating that, after further input from advisors, Party B desired to move forward the target date to the week prior to December 18, 2017. In response, Ms. Deckard indicated that all communications from the representative of Party B should be directed to Mr. LeBaron.

Later on December 1, 2017, Ms. Deckard provided a written update to the Fairmount Board describing the sequence of events since the November 29, 2017 meeting of the Fairmount Board. In the update, Ms. Deckard indicated that, in accordance with the direction of the Fairmount Board at its November 29, 2017, meeting, she and Mr. LeBaron intended to communicate to Sibelco the specific valuation requests approved by the Fairmount Board.

Also on December 1, 2017, Fairmount Santrol management, Party B management, and those parties’ respective legal, financial and accounting advisors participated in business and legal due diligence conference calls. In addition to the material positions reflected in Party B’s November 26, 2017 issues list, the revised merger agreement reflected a termination fee and “reverse” termination fee (in respect of a financing failure) of 3.0% of Fairmount Santrol’s equity value.

From December 1, 2017 through December 6, 2017, Fairmount Santrol management, Party B management and their respective legal and financial advisors held daily conference calls to discuss the process of due diligence and transaction document negotiations.

Also on December 1, 2017, counsel to Party B delivered a markup of the draft merger agreement to Jones Day. From December 1, 2017 to December 6, 2017, Jones Day and legal counsel to Party B exchanged drafts and held conference calls to negotiate the draft merger agreement between Fairmount Santrol and Party B. Among other things, the legal negotiations focused on provisions related to regulatory review of the potential transaction, including Party B’s position that it should not be required to undertake litigation to contest any divestiture requirement in excess of the proposed maximum divestiture threshold, and the absence of a “reverse” termination fee in the event that a closing did not occur as a result of unduly burdensome antitrust divestiture requirements. As discussed later in this section, Fairmount Santrol later concluded discussions with Party B partially on the basis that Fairmount Santrol believed Party B’s position on regulatory-related provisions did not afford Fairmount Santrol with sufficient closing certainty; Party B did not change its positions on the foregoing legal terms up to and after such conclusion of discussions.

On December 3, 2017, representatives of Jones Day and of Party B’s legal counsel held a conference call to negotiate the draft merger agreement. During the call, among other things, Party B’s legal counsel stated that Party B did not believe that a combination of Fairmount Santrol and Party B presented significant regulatory risk.

Later on December 3, 2017, Fairmount Santrol management, Party B management and the companies’ respective financial advisors held a conference call in which Party B stated that it was not prepared to deviate from its existing regulatory risk proposals, and that Party B was further unwilling to agree to litigate with regulatory authorities to avoid any required divestiture in excess of Party B’s proposed divestiture threshold.

Between December 4, 2017 and December 7, 2017, representatives of Jones Day continued to request operational information from Party B and its legal counsel in order to assist Jones Day and Fairmount Santrol management in their regulatory analysis.

Later on December 4, 2017, representatives of Jones Day sent a revised draft of the merger agreement to Party B’s counsel. Among other things, the draft reverted to Fairmount Santrol’s previous positions regarding regulatory risk allocation, accepted Party B’s proposal of a termination fee of 3.0% of Fairmount Santrol’s equity value payable by Fairmount Santrol in certain circumstances, included a “reverse” termination fee in respect of termination in connection with failure to obtain regulatory approvals of 3.0% of Fairmount Santrol’s equity

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

value, and included a “reverse” termination fee in respect of termination in connection with a failure of Party B’s financing of 6.0% of Fairmount Santrol’s equity value.

On December 4, 2017, Mr. LeBaron and Ms. Deckard called Mr. Deleersnyder and indicated that Sibelco would be required to increase the value offered to Fairmount Santrol’s shareholders in order for Fairmount Santrol to continue to evaluate the proposed combination with Unimin. In particular, Mr. LeBaron indicated to Mr. Deleersnyder that the Fairmount Board would require an increase of either $0.50 per share in cash plus 3% incremental ownership (implying a 38% ownership level for Fairmount Santrol stockholders), or $1.00 per share in cash at the currently proposed 35% ownership level.

Later on December 4, 2017, a United Kingdom-based financial blog published a report that a third party was considering an acquisition of Fairmount Santrol. That report was subsequently further disseminated by United States-based financial news providers.

On December 5, 2017, Mr. Deleersnyder, via an e-mail to Mr. LeBaron and Ms. Deckard, delivered a letter addressed to Mr. LeBaron that contained a revised proposal to acquire Fairmount Santrol. In addition to the previously agreed 35% ownership level for Fairmount Stockholders in the combined company, the Sibelco revised proposal contained a $170 million cash consideration component, representing approximately $0.74 per share. The letter also indicated that, consistent with the increased valuation, the termination fee payable by Fairmount Santrol in certain circumstances would increase to $52 million. The letter further indicated that, while Sibelco would accept Fairmount Santrol’s position on certain of the positions conveyed in Fairmount Santrol’s December 1, 2017 issues list, the revised valuation was contingent on Fairmount Santrol accepting Sibelco’s position on the absence of a “reverse” termination fee payable by Sibelco in the event that the closing does not occur because of unduly burdensome antitrust approval requirements, and the absence of a “reverse” termination fee payable by Sibelco in the event that the closing does not occur because of the unavailability of financing.

Later on December 5, 2017, representatives of Freshfields sent Jones Day revised drafts of several transaction documents, including the merger agreement, reflecting the positions described in Sibelco’s December 5, 2017 letter. Beginning with the receipt of these documents and continuing until the execution and delivery of the merger agreement on December 11, 2017, representatives of Jones Day and of Freshfields held several conference calls and exchanged several drafts of various transaction documents and disclosure schedules in an effort to resolve open legal issues and, after the December 6, 2017 direction by the Fairmount Board discussed below, to finalize definitive transaction documents.

On December 6, 2017, Party B’s legal counsel sent Jones Day a revised draft of the merger agreement. Among other things, the revised draft of the merger agreement reverted to all of the positions previously taken by Party B with respect to regulatory risk allocation and decreased the “reverse” termination fee in respect of termination in connection with a failure of Party B’s financing to 4.0% of Fairmount Santrol’s equity value. Later on December 6, 2017, Party B’s legal counsel indicated to Jones Day that there was no available update on the timing of Party B’s financing commitments.

Also on December 6, 2017, the Fairmount Board held a special telephonic meeting. All members of the Fairmount Board were present. Present from Fairmount Santrol management were Mr. Crandall, Mr. Biehl, and Mr. Richardson. Also present were representatives of Jones Day and of Wells Fargo Securities. At the meeting, representatives of Wells Fargo Securities discussed with the Fairmount Board various preliminary financial analyses prepared by Wells Fargo Securities with respect to the existing proposal from Party B and the newly revised proposal from Sibelco. The Fairmount Board discussed the two proposals at length, and received related financial and legal advice from representatives of Wells Fargo Securities and Jones Day, respectively. In discussing its preliminary financial analyses comparing the two proposals, the representatives of Wells Fargo Securities discussed with the Fairmount Board, among other things, the potential perspective of the equity capital markets, including the possibility of an impact from being a “controlled company” in the case of a transaction with Sibelco, and the likelihood of achieving a full “sum-of-the-parts” valuation in light of Fairmount Santrol’s

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

existing energy-focused equity analyst following. The Fairmount Board discussed these considerations at length. Also at the meeting, representatives of Jones Day discussed in depth the results of Jones Day’s and Fairmount Santrol management’s regulatory analysis, and answered related questions from the Fairmount Board, noting that Jones Day was still awaiting further operational information relating to Party B which information could materially change Jones Day’s and Fairmount Santrol’s management’s assessment of the risk of a transaction with Party B. Representatives of Jones Day also discussed in-depth the relative legal terms of the two proposed transactions, with a focus on closing certainty and the Fairmount Board’s ability to continue to exercise its fiduciary duties post-signing. After discussing and taking into account Wells Fargo Securities’ various preliminary financial analyses presented over the course of several weeks, the relative value and consummation risk of the proposed transactions, the considerations related to entering into a transaction the result of which would be to have a controlling non-U.S. stockholder, the strategic rationale of maximizing Fairmount Santrol’s diversification into the industrial and recreational market, and the potential to achieve significant synergies, the Fairmount Board determined that at that time the transaction proposed by Sibelco was more favorable to Fairmount Santrol’s stockholders. Subsequent to such determination, the Fairmount Board discussed at length the strategic considerations relating to maximizing stockholder value, including whether and how to solicit additional value from Party B. At the conclusion of the discussion, the Fairmount Board determined that it was appropriate to first obtain the confirmatory information regarding Party B necessary to finalize Jones Day’s and Fairmount Santrol management’s regulatory analysis, and obtain more information from Sibelco concerning certain details of December 5, 2017 proposal regarding the relationship between the proposed combined company’s net debt and the proposed $170 million payment to Fairmount Santrol stockholders, and subsequently to revisit the best path to solicit additional value from Party B with the benefit of that information being available to the Fairmount Board.

Later on December 6, 2017, representatives of Fairmount Santrol communicated to Sibelco and separately to Party B that such parties should confirm that there were no further updates to their respective proposals, with respect to the valuation or other terms proposed. In connection with such communications, representatives of Morgan Stanley immediately indicated to Wells Fargo Securities that Sibelco’s offer in the letter dated December 5, 2017, had, according to its terms, already lapsed, and that Sibelco was not willing to offer any additional value to Fairmount Santrol, nor would Sibelco accept any position on the key legal issues that would be inconsistent with the positions contained in the December 5, 2017 letter. Representatives of Party B’s financial advisor indicated to representatives of Wells Fargo Securities that Party B would likely have a response, if any, on December 7, 2017.

In the evening of December 6, 2017, the Fairmount Board held another special telephonic meeting. All members of the Fairmount Board were present except for Mr. Fisch. Present from Fairmount Santrol management were Mr. Crandall, Mr. Biehl, Mr. Richardson and Mr. Magaud. Also present were representatives of Jones Day and of Wells Fargo Securities. At the meeting, representatives of Jones Day discussed again with the Fairmount Board its applicable fiduciary duties. Representatives of Jones Day also discussed again with the Fairmount Board the regulatory analysis undertaken by Fairmount Santrol management and Jones Day to date, noting that Jones Day had not yet received important information from Party B despite multiple requests, but that the currently available information, including information delivered to Jones Day by counsel to Party B earlier on December 6, 2017, indicated that the regulatory-related transaction terms currently proposed by Party B, including the specifically proposed divestiture threshold (which divestiture threshold had been agreed by Fairmount Santrol, expressly subject to the receipt of additional information relating to Party B) were materially less favorable to Fairmount Santrol when compared to the regulatory risk allocation terms offered by Sibelco. Mr. LeBaron and representatives of Wells Fargo Securities also updated the Fairmount Board on communications with Sibelco and Party B during the course of the day. The Fairmount Board discussed the foregoing at length. At the conclusion of the meeting, the Fairmount Board directed management to move forward with the negotiation of definitive documentation with Unimin and Sibelco given the relative long-term valuations of the two offers, taking into account the down-cycle protections provided by Unimin’s industrial and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

recreational business, and the regulatory risk allocation relative to the offer from Party B. The Fairmount Board also noted that definitive documentation with Unimin and Sibelco had not yet been executed and delivered, and further determined that, if Party B were to improve its current proposal financially or with respect to regulatory risk allocation, the Fairmount Board would consider such revised proposal.

Later on December 6, 2017, at the direction of the Fairmount Board, Mr. LeBaron called Mr. Deleersnyder, and representatives of Wells Fargo Securities called representatives of Morgan Stanley, to inform Sibelco that Fairmount Santrol intended to finalize definitive documentation with Sibelco and Unimin as soon as practicable. In the course of such communication, Mr. Deleersnyder communicated to Mr. LeBaron that Sibelco requested exclusivity with Fairmount Santrol. Mr. LeBaron, on behalf of Fairmount Santrol, declined to enter into an exclusivity agreement with Sibelco.

On December 7, 2017, legal counsel to Party B provided Jones Day with additional business information relevant to Fairmount Santrol’s and Jones Day’s analysis of regulatory risks. Later on December 7, 2017, representatives of Jones Day discussed with Mr. LeBaron and Ms. Deckard the conclusion of Fairmount Santrol’s and Jones Day’s analysis of the regulatory risks attendant to a combination of Fairmount Santrol and Party B. Mr. LeBaron and Ms. Deckard subsequently updated the Fairmount Board on the results of such regulatory risk analysis, and their conclusion that, relying on the results of Jones Day’s and Fairmount Santrol management’s regulatory risk analysis, that the maximum divestiture threshold and named exclusions proposed by Party B combined with Party B’s unwillingness to provide a reverse termination fee or litigate should the transaction be challenged was materially less favorable to Fairmount Santrol when compared to the regulatory risk allocation terms offered by Sibelco, not only when compared to Sibelco’s proposal but also when viewed in isolation. In contrast, the Fairmount Board, relying on the results of Jones Day’s and Fairmount Santrol management’s antitrust risk analysis, believed that Sibelco’s proposal provided an attractive transaction that was reasonably likely to obtain regulatory clearance.

Also later on December 7, 2017, representatives of Jones Day held a conference call with legal counsel to Party B, in which representatives of Jones Day communicated to Party B’s legal counsel that the regulatory-related transaction terms proposed by Party B were insufficient to provide Fairmount Santrol with adequate closing certainty, and that barring a revision to such proposal by Party B, Fairmount Santrol would be unable to progress discussions with Party B. During that conference call, representatives of legal counsel to Party B stated they understood the position stated by Jones Day and did not have questions for Jones Day at that time.

Also later on December 7, 2017, a representative of Party B held a telephone call with Mr. LeBaron where the representative indicated to Mr. LeBaron that Party B did not have any further ability to increase its proposed consideration.

Also later on December 7, 2017, representatives of Freshfields notified Jones Day that Unimin’s lenders were not amenable to Fairmount Santrol being a party to the financing commitments, regardless of the type of damages that Fairmount Santrol would be able to recover against the lenders for breach of those commitments. Representatives of Jones Day again indicated to Freshfields that the Fairmount Board had agreed to a financing contingency and the absence of a “reverse” termination fee on the basis that Fairmount Santrol would be party to the financing commitments with recourse against the lenders thereunder.

On the morning of December 8, 2017, Ms. Deckard called Mr. Deleersnyder to alert him to what Fairmount Santrol viewed as a highly significant development relating to the transaction financing and related consummation risk. Mr. Deleersnyder indicated to Ms. Deckard that he was unaware of the development.

On December 8, 2017, a representative of Party B, via e-mail to Mr. LeBaron and Ms. Deckard, sent a letter to the Fairmount Board. The letter reiterated the valuation contained in Party B’s proposal of November 20, 2017. Because of an intervening change in the market price of Party B’s stock, the stock consideration component of Party B’s proposal had decreased in value since November 20, 2017. As such, the letter noted that Party B’s proposal valued Fairmount Santrol at $6.35 per share (as opposed to $6.58 per share as of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

November 20, 2017), but the letter also noted that the total value to Fairmount Santrol stockholders would be $6.80 after taking into account participation in the potential synergies. The letter further noted that Party B disagreed with Fairmount Santrol’s assessment that the antitrust aspects of the transaction proposed by Party B created significant lack of certainty in closing a transaction with Party B. However, the letter did not amend any of Party B’s positions with respect to regulatory risk allocation and indicated expected synergies to be $150 million per year, as opposed to a previously indicated range of $150 million to $210 million per year.

On December 9, 2017, Mr. LeBaron and Mr. Deleersnyder held conference calls to finalize the negotiation of unresolved issues, including related to the removal of Fairmount Santrol as a party to the debt commitment papers. With respect to that issue, Sibelco ultimately agreed to an obligation to pay a “reverse” termination fee of $52 million to Fairmount Santrol in the event that Sibelco and Unimin were unable to close the transaction because financing was unavailable at the time that the merger would otherwise close.

Through December 10, 2017, Fairmount Santrol management, Sibelco management, and the companies’ respective legal and financial advisors held several negotiation and drafting calls to finalize the terms of the transaction.

On December 10, 2017, the Fairmount Board held a special telephonic meeting. Present at the meeting were all directors other than Lawrence Schultz. Present from Fairmount Santrol management were Mr. Crandall, Mr. Biehl, Mr. Richardson and Mr. Magaud. Also in attendance were representatives of Jones Day and of Wells Fargo Securities. At the meeting, Mr. LeBaron and Ms. Deckard updated the Fairmount Board on recent developments in the negotiations with Sibelco. Subsequently, representatives of Wells Fargo Securities presented to the Fairmount Board a preliminary draft of Wells Fargo Securities’ fairness opinion presentation. The representatives of Wells Fargo Securities discussed in detail the financial terms of the transaction, background information on the industries in which Fairmount Santrol operates, information concerning Fairmount Santrol and Unimin as standalone companies, Wells Fargo Securities’ views of the strategic rationale for the transaction and Wells Fargo Securities’ preliminary financial analyses. At the conclusion of the presentation, the representatives of Wells Fargo Securities indicated that, barring unusual circumstances, Wells Fargo Securities saw no impediments to issuing a fairness opinion on December 11, 2017 as to the proposed transaction with Sibelco and Unimin. Also at the meeting, representatives of Jones Day, referring to materials previously provided to the directors, discussed the terms of the merger agreement and the related transaction documents, including the provisions designed to provide protections to the minority shareholders following the transaction. Representatives of Jones Day also presented a detailed overview of the regulatory transaction terms that each of Sibelco and Party B were currently proposing, and presented a detailed analysis of the regulatory risks associated with the potential transaction with Unimin and with a transaction with Party B. Representatives of Jones Day noted that both Jones Day and Fairmount Santrol management were of the view that, based on all of the information that they reviewed from Sibelco and Party B, the maximum divestiture threshold proposed by Party B, combined with Party B’s unwillingness to provide a reverse termination fee or litigate should the transaction be challenged by a governmental agency, was materially less favorable to Fairmount Santrol when compared to the regulatory risk allocation terms offered by Sibelco. Following each of the presentations by Jones Day, the directors asked the representatives of Jones Day a number of questions and a discussion ensued. The Fairmount Board also discussed with the representatives of Jones Day and of Wells Fargo Securities the negotiation process with Sibelco and with Party B in the preceding days, noting that Jones Day had communicated to Party B’s counsel that Fairmount Santrol was not willing to accept the consummation risk allocation implicit in Party B’s proposals to date. The Fairmount Board also noted that Mr. LeBaron and representatives of Wells Fargo Securities had, prior to the receipt of the December 8, 2017 letter, indicated to Party B and its financial advisor that Party B should confirm that its existing proposal was its final proposal, and that the December 8, 2017 letter received from Party B did not revise either Party B’s proposed valuation or provisions related to regulatory risk allocation, or otherwise improve Party B’s proposal.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

In the evening of December 11, 2017, the Fairmount Board held a special telephonic meeting. Present at the meeting were all directors other than Michael Kearney, who was unable to attend due to a preexisting air travel reservation that conflicted with the meeting. (Immediately prior to the meeting, Mr. Kearney indicated his support of the proposed transaction with Unimin in writing to Mr. LeBaron, Ms. Deckard and Mr. Crandall.) Present from Fairmount Santrol management were Mr. Crandall, Mr. Biehl, Mr. Richardson and Mr. Magaud. Also in attendance were representatives of Jones Day and of Wells Fargo Securities. At the meeting, representatives of Jones Day updated the directors on the finalization of definitive transaction documentation with Sibelco and Unimin. Also at the meeting, Wells Fargo Securities reviewed with the Fairmount Board its financial analysis of the Merger Consideration provided for in the Merger Agreement and delivered to the Fairmount Board its oral opinion, which was confirmed by delivery of a written opinion dated December 11, 2017, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing the opinion, the Merger Consideration to be received by the holders of Fairmount Santrol common stock (other than (i) shares owned by Fairmount Santrol or any wholly owned subsidiary of Fairmount Santrol (or held in the treasury of Fairmount Santrol) immediately prior to the effective time, (ii) shares owned by Sibelco or any of its subsidiaries immediately prior to the effective time, and (iii) shares held by any stockholder who is entitled to appraisal rights and has properly exercised and perfected (and not effectively withdrawn or lost) such stockholder’s demand for appraisal rights under the DGCL)) in the Mergers, was fair, from a financial point of view, to such stockholders, as more fully described below in the section “—Opinion of Fairmount Santrol’s Financial Advisor” beginning on page 156 of this proxy statement/prospectus. Following discussion among the directors, and after careful consideration, the members of the Fairmount Board present at the meeting unanimously declared that entering into the Merger Agreement and consummating the transactions contemplated thereby, including the Merger, were advisable and fair to, and in the best interests of, Fairmount Santrol and its stockholders.

Later in the evening of December 11, 2017, Fairmount Santrol, Unimin, Sibelco and the Merger Subs executed and delivered the Merger Agreement.

On the morning of December 12, 2017, Fairmount Santrol publicly announced the transaction.

Fairmount Santrol’s Reasons for the Merger

The Fairmount Board’s decision to approve the Merger and the Merger Agreement and to recommend to the Fairmount Santrol stockholders that they vote for the adoption of the Merger Agreement was based on a number of factors. These factors included, without limitation, the following (which are not necessarily presented in order of relative importance):

Strategic Rationale; Stockholder Value

The Fairmount Board considered a number of factors pertaining to the strategic rationale for the Merger and the value to be received by Fairmount Santrol stockholders pursuant to the Merger Agreement, including, but not limited to, the following:

•	the current, historical and projected financial condition and results of operations of Fairmount Santrol on a standalone basis, including the risk-adjusted probabilities associated with achieving Fairmount Santrol’s long-term strategic plan as a standalone company amid greater industry volatility as compared to the opportunity afforded to Fairmount Santrol stockholders via the Merger Consideration;

•	the risks and challenges facing the industry more broadly, which include (1) volatility of oil and natural gas prices and (2) fluctuations in demand for industrial and recreational sand and raw and sand-based proppants;

•	the Fairmount Board’s analysis of other potential strategic alternatives for Fairmount Santrol, including continuing on as an independent company and the potential to acquire, be acquired or combine with other third parties;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the financial analyses reviewed and discussed with the Fairmount Board;

•	the oral opinion of Wells Fargo Securities delivered to the Fairmount Board, which was confirmed by delivery of a written opinion dated December 11, 2017, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing the opinion, the Merger Consideration to be received by Fairmount Santrol stockholders, other than the Excluded Shares, in the Merger was fair, from a financial point of view, to such stockholders, as more fully described below under the caption “—Opinion of Fairmount Santrol’s Financial Advisor” beginning on page 156 of this proxy statement/prospectus (the full text of the written opinion of Wells Fargo Securities, dated December 11, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing the opinion, is attached as Annex B to this proxy statement/prospectus);

•	the fact that Wells Fargo and Fairmount Santrol’s legal advisors were involved throughout the negotiations and updated the Fairmount Board directly and regularly, which provided the Fairmount Board with outside perspectives on the negotiation in addition to those of management;

•	the historical and current market prices of Fairmount Santrol common stock and the financial performance of Unimin;

•	the fact that after extensive negotiations, it was agreed that Fairmount Santrol stockholders would receive as Merger Consideration: (i) an amount in cash equal to the result of (x) $170,000,000, divided by (y) the fully diluted Fairmount Santrol share number (as defined herein), without interest, (ii) 35%, in the aggregate, including equity awards, of the issued and outstanding shares of combined company common stock, up from Sibelco’s initial proposal that Fairmount Santrol stockholders would only receive 35%, in the aggregate, including equity awards, of the issued and outstanding shares of combined company common stock and (iii) cash in lieu of fractional shares, if any, without interest;

•	the fact that a considerable portion of the Merger Consideration is payable in combined company common stock, which affords Fairmount Santrol stockholders the opportunity to participate in the future earnings and expected growth of the combined company, including the value of the expected synergies, and any future appreciation in the value of the combined company common stock should Fairmount Santrol stockholders decide to retain the combined company common stock payable upon the closing of the Merger;

•	the fact that the Combined Company Board, immediately following the closing of the Merger, will include six Unimin-nominated directors and four Fairmount-nominated directors, with Jenniffer D. Deckard serving as the Chief Executive Officer of the combined company;

•	the fact that, for a period of three years commencing upon the closing of the Merger, Sibelco will be subject to a customary standstill with respect to the acquisition of combined company common stock (with certain customary exceptions);

•	the fact that, unless approved by a majority of the independent directors of the Combined Company Board, Sibelco will not, and will cause Sibelco-related parties not to, acquire any combined company common stock or other shares of combined company capital stock if such acquisition would result in Sibelco and Sibelco-related parties beneficially owning more than either (i) 70% of the outstanding shares of combined company common stock during the three years following the effective time or (ii) 80.1% of the outstanding shares of combined company common stock after three years following the effective time;

•

the fact that Sibelco will be subject to certain transfer restrictions following the closing date, except with respect to transfers to affiliates of Sibelco, including that, for a period of three years following the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

closing date, subject to certain exceptions, Sibelco may not transfer any shares of combined company common stock to any person or group if such person or group would beneficially own more than (i) 15% of the voting power of the outstanding shares of combined company common stock after such transfer or (ii) 50% of the voting power of the outstanding shares of combined company common stock, unless such person agrees to make an offer to purchase all shares of combined company common stock held by all combined company stockholders for the same consideration and on substantially the same terms and conditions;

•	the fact that any transaction entered into following the closing date between the combined company or any of its subsidiaries on the one hand, and Sibelco or any of its affiliates (other than the combined company and its subsidiaries) on the other hand, is required to be on arm’s-length terms and in the best interest of the combined company;

•	the fact that, for so long as Sibelco or any of its affiliates owns more than 50% of the outstanding shares of combined company common stock following the closing date, Sibelco is restricted from competing with the combined company with respect to selling, marketing, distributing or producing certain products within defined markets and territories;

•	the Fairmount Board’s belief that the combined company will have a larger, more diversified and more complementary business portfolio, as well as result in a logistics network with enhanced scale and geographic diversification and enhanced international reach, and that there is a large pool of synergies that will improve operating margins and scalability and drive organic growth;

•	the view that Unimin and Fairmount Santrol share a similar culture and value system and a commitment to exceed customer expectations;

•	the Fairmount Board’s belief that the Merger and related transactions will potentially result in meaningful synergies once Fairmount Santrol and Unimin are fully integrated, and that such synergies would equal approximately $150 million and additional EBITDA; and

•	the recommendation of Fairmount Santrol’s senior management team in favor of the Merger.

Terms of the Merger Agreement

The Fairmount Board considered the terms and conditions of the Merger Agreement, including, but not limited to, the following:

•	the Fairmount Board’s belief that the terms of the Merger Agreement, taken as a whole, increase the degree of certainty that the Merger will be completed, including the fact that:

•	Unimin and Fairmount Santrol are required to use reasonable best efforts to obtain regulatory approvals, including agreeing to divestitures, unless the required divestiture would be a Material Divestiture;

•	there are limited circumstances in which Unimin may terminate the Merger Agreement; and

•	the Merger Agreement contains no financing condition.

•	the Fairmount Board’s belief that the terms of the Merger Agreement, including Fairmount Santrol’s representations, warranties and covenants and the conditions to each party’s obligations, are reasonable;

•	the fact that the Merger Agreement provides that, under certain circumstances, and subject to certain conditions, Fairmount Santrol is permitted to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for a business combination or acquisition of Fairmount Santrol that constitutes or is reasonably likely to lead to a Company Superior Proposal;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the fact that the Fairmount Board, subject to certain conditions, has the right to change its recommendation in support of the Merger in response to an intervening event, even if there is no competing or superior proposal, if the Fairmount Board determines that the failure to take such action would likely be inconsistent with its fiduciary duties to the Fairmount Santrol stockholders under applicable law;

•	the fact that the Fairmount Board has the right to terminate the Merger Agreement to enter into a definitive agreement related to a Company Superior Proposal, subject to giving Unimin notice and an opportunity to propose changes to the Merger Agreement, and the payment of a $52 million termination fee;

•	the fact that the Fairmount Board, after discussing the termination fee with its advisors, believed that such fee was consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of a transaction with Unimin;

•	the fact that a vote of Fairmount Santrol stockholders on the Merger Agreement is required under Delaware law, and that if the Merger is approved by Fairmount Santrol stockholders and consummated, the Fairmount Santrol stockholders who do not vote in favor of the adoption of the Mergers will have the right to demand appraisal of the fair value of their shares under Delaware law;

•	the fact that Unimin is required to deliver to Fairmount Santrol the audited, consolidated financial statements of Unimin as of and for the two years ended December 31, 2016 under U.S. GAAP no later than February 15, 2018, and that Fairmount Santrol may terminate the Merger Agreement if such audited financials differ from the unaudited financial statements of Unimin provided to Fairmount Santrol in a manner that results in, or would reasonably be expected to result in an Adverse Material Accounting Change (as defined below); and

•	Fairmount Santrol’s ability to specifically enforce Unimin’s obligations under the Merger Agreement, including Unimin’s obligations to complete the Merger.

Risks and Potentially Negative Factors

In addition to the above factors, the Fairmount Board also identified and considered a number of uncertainties, risks and other potentially negative factors in its consideration of the Merger and the Merger Agreement, including, but not limited to, the following:

•	the fact that the Merger may not be completed in a timely manner, or at all, despite the parties’ efforts, and even if the Fairmount stockholder approval is obtained, regulatory agencies may not approve the Merger or may impose terms and conditions on their approvals that in retrospect adversely affect the business and financial results of the combined company;

•	the fact that U.S. GAAP audited financial statements for Unimin were not available at the time of execution of the Merger Agreement;

•	the risks and costs to Fairmount Santrol if the Merger is not completed, including the diversion of management and employee attention, potential employee attrition and the potential effect on Fairmount Santrol’s business and relations with customers, suppliers and vendors;

•	the difficult and drawn-out negotiations with Sibelco, and the perceived likelihood that similar difficulties could arise during the period after the execution of the Merger Agreement and before the closing of the Merger;

•

the fact that, if the Merger is completed, the existence of a controlling shareholder of the combined company may have the effect of making it more difficult for a third party to acquire, or discouraging a

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

third party from seeking to acquire, the combined company, and that a third party would be required to negotiate any such transaction with Sibelco, and the interests of Sibelco with respect to such transaction may be different from the interests of other combined company stockholders;

•	the costs to be incurred in connection with the Merger;

•	the restrictions on the conduct of Fairmount Santrol’s business prior to completion of the Merger, which could delay or prevent Fairmount Santrol from undertaking material strategic opportunities that might arise pending closing of the Merger to the detriment of the Fairmount Santrol stockholders;

•	the risk of not realizing all of the anticipated strategic and other benefits between Unimin and Fairmount Santrol, including, without limitation, the challenges of combining the businesses, operations and workforces of Unimin and Fairmount Santrol, the risk that expected operating efficiencies and cost savings may not be realized or will cost more to achieve than anticipated, and the risk that divestitures required by regulatory authorities may decrease the anticipated strategic and other benefits of the Merger and related transactions to the combined company;

•	the limitations imposed on Fairmount Santrol’s ability to solicit alternative transactions prior to the closing of the Merger or termination of the Merger Agreement, including the requirement to pay the termination fee to Unimin in the event Fairmount Santrol accepts a Company Superior Proposal and other certain circumstances;

•	the risk that Financing might not be obtained;

•	the expectation that the Cash Consideration may be taxable to Fairmount Santrol stockholders for U.S. federal income tax purposes;

•	the fact that the Fairmount Board and executive officers may have interests in the Merger that are different from, or in addition to, those of the Fairmount Santrol stockholders generally, including certain interests arising from the employment and compensation arrangements of Fairmount Santrol’s executive officers, and the manner in which they would be affected by the Merger; and

•	the fact that, for so long as Sibelco, together with its controlled affiliates, owns more than 50% of the outstanding shares of the combined company common stock following the closing of the Merger, the combined company is restricted from competing with Sibelco with respect to selling, marketing, distributing or producing certain products within defined markets and territories.

The Fairmount Board weighed these positive and negative factors, realizing that future results are uncertain, including any future results considered or expected in the factors noted above. In addition, many of the non-financial factors considered were highly subjective. As a result, in view of the number and variety of factors they considered, the Fairmount Board did not consider it practicable and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered. Rather, the Fairmount Board made its determination based on the totality of the information it considered. Individually, each director may have given greater or lesser weight to a particular factor or consideration.

The Fairmount Board believed that, overall, the potential benefits of the Merger to Fairmount Santrol and the Fairmount Santrol stockholders outweighed the risks described above.

Recommendation of the Fairmount Board

After careful consideration of various factors described in the section entitled “The Merger—Fairmount Santrol’s Reasons for the Merger” beginning on page 148 of this proxy statement/prospectus, at a meeting held on December 11, 2017, the Fairmount Board (i) approved the Merger Agreement, (ii) determined that entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Fairmount Santrol and Fairmount Santrol stockholders

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

and authorized and approved the execution, delivery and performance of the Merger Agreement and (iii) directed that the Merger Agreement be submitted for consideration by Fairmount Santrol stockholders. The Fairmount Board recommends that Fairmount Santrol stockholders vote (1) “FOR” the Fairmount Santrol Merger proposal, (2) “FOR” the Fairmount Santrol compensation proposal and (3) “FOR” the Fairmount Santrol adjournment proposal.

Unimin’s Reasons for the Merger

The Unimin Board believes that the Merger will provide a number of significant strategic opportunities and outcomes, including the following:

•	the Merger would create a leading North American supplier of industrial minerals with enhanced scale, unique growth strategies and a diversified revenue mix across industries supplied, minerals, segments, geographies and customers, resulting in improved opportunities for growth, cost savings and innovation relative to what Unimin could achieve on a standalone basis;

•	Fairmount Santrol and Unimin have highly complementary businesses, which share customer-focused cultures;

•	the Merger is expected to combine the talent pools of both organizations to build a strong combined team with enhanced capabilities to serve customers;

•	the combination of Fairmount Santrol and Unimin would give the combined company enhanced scale, diversity of products, diversity of industries supplied and diversity of minerals and would better position the combined company to enhance stockholder value;

•	the combination will allow the combined company to build an unparalleled logistics network throughout the key basin regions of North America;

•	in connection with the Merger, the combined company will become a publicly traded company in the U.S., which is expected to provide the company greater access to capital markets and allow the combined company to continue analyzing new potential opportunities;

•	after integration, the combined company is expected to achieve approximately $150 million of recurring annual run rate pre-tax net cost synergies, which is expected to result in the combined company having greater potential to achieve further earnings growth and generate more substantial cash flow than either Unimin or Fairmount Santrol could on a standalone basis;

•	the Merger is expected to be accretive to each company’s earnings per share; and

•	the combined company’s increased scale is expected to provide it with greater financial stability through market cycles.

In addition to the strategic factors described above, the Unimin Board considered the following additional factors:

•	its knowledge of Fairmount Santrol’s business, operations, assets, financial condition, earnings and prospects and the results of Unimin’s due diligence review of Fairmount Santrol, which involved a review and assessment of Fairmount Santrol’s business, operations, assets, financial condition, earnings and prospects;

•	the current and prospective business climate for the energy and industrial customers served by both companies, in which customers are seeking large, diversified and reliable minerals suppliers and which favors firms with greater economies of scale and financial flexibility;

•

the alternatives reasonably available to Unimin, including remaining a part of the Sibelco group and seeking other strategic alternatives, and the belief by the Unimin Board that the Merger with Fairmount

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Santrol will create the best available opportunity to maximize value for Unimin’s stockholders, given the potential risks, rewards and uncertainties associated with other strategic alternatives and without limiting the strategic alternatives that the combined company may pursue in the future;

•	the projected financial performance of Unimin as a stand-alone North American operation (relative to the projected financial performance of the combined company) and the fit of the transaction with Unimin’s previously established strategic goals;

•	the recommendation of Unimin’s senior management in favor of the Merger;

•	the initial Combined Company Board will include a majority of members affiliated or chosen by Unimin, and any replacements thereof will be designated by the continuing Unimin directors;

•	the chairman of the Combined Company Board will be a director chosen by Unimin;

•	the existing senior managers of Unimin and Fairmount Santrol will lead the management and oversight of the combined company following the closing of the Merger, which provides continuity and allows an experienced team to be drawn from both companies to work together to integrate the two companies;

•	the terms and conditions of the Merger Agreement, including the commitments by both Unimin and Fairmount Santrol to complete the Merger;

•	the Unimin Board’s view, after consultation with its legal counsel, concerning the likelihood that regulatory approvals and clearances necessary to consummate the Merger would be obtained;

•	the Unimin Board’s view, after consultation with its financial advisors, concerning the potential value creation and synergies of the Mergers;

•	the Merger Agreement provides for a fixed Exchange Ratio that is expected to result in Sibelco and the Fairmount Santrol stockholders owning 65% and 35%, respectively, of the combined company common stock immediately following the effective time, and that no adjustment will be made in the Merger Consideration to be received by Fairmount Santrol stockholders in the Merger as a result of possible increases or decreases in the trading price of the Fairmount Santrol common stock following the announcement of the Merger;

•	because Sibelco will hold, directly or indirectly, 65% of the issued and outstanding shares of the combined company immediately after the closing of the Merger, it will have the opportunity to participate in the future performance of the combined company, including the anticipated synergies; and

•	the anticipated customer, employee and stakeholder reaction to the Merger, which the Unimin Board anticipated would be favorable based on the enhanced product and service offerings, more efficient and expansive businesses and the anticipated synergies to be achieved as a result of the Merger.

The Unimin Board weighed these advantages and opportunities against a number of other factors identified in its deliberations that weighed negatively against the Merger, including:

•	the challenges inherent in the merger of two businesses of the size, geographical diversity and scope of Unimin and Fairmount Santrol, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time;

•	the difficulties of combining the businesses and workforces of Unimin and Fairmount Santrol based on, among other things, differences in the cultures of the two companies;

•	Fairmount Santrol’s right, subject to certain conditions, to respond to and negotiate with respect to certain alternative proposals from third parties made prior to the time Fairmount Santrol stockholders approve the Fairmount Santrol Merger proposal;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the restrictions in the Merger Agreement on the conduct of each of Unimin’s and Fairmount Santrol’s respective businesses during the period between execution of the Merger Agreement and the closing of the Merger;

•	the risk that Fairmount Santrol stockholders may object to and challenge the Merger and take actions that may prevent or delay the closing of the Merger, including to vote down the Fairmount Santrol Merger proposal;

•	the risk that regulatory agencies may object to and challenge the Merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of the combined company;

•	the risk that the pendency of the Merger for an extended period of time following announcement of the execution of the Merger Agreement, as well as the risk of an extended integration period post-closing, could have an adverse impact on the business and financial performance of Unimin or the combined company;

•	the potential for diversion of management and employee attention during the period prior to the closing of the Merger, and the potential negative effects on Unimin’s and, ultimately, the combined company’s businesses;

•	the risk that, despite the efforts of Unimin and Fairmount Santrol prior to the closing of the Merger, Unimin and Fairmount Santrol may lose key personnel and the potential resulting negative effects on Unimin’s and Fairmount Santrol’s and, ultimately, the combined company’s businesses;

•	the percentage of Fairmount Santrol’s business serving the energy industry;

•	the risk that the combined company will not capture all of the anticipated synergies;

•	the possibility that the combined company might not achieve its projected financial results;

•	the risk that other anticipated benefits might not be realized;

•	the risk that the combined company or its affiliates could become subject to adverse consequences under U.S. federal income tax laws;

•	the risk that industry developments, including changes in customer preferences, may adversely affect the business benefits anticipated to result from the Merger;

•	the risks associated with listing the combined company common stock on the NYSE; and

•	risks of the type described under “Risk Factors” beginning on page 48 of this proxy statement/prospectus and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 99 of this proxy statement/prospectus.

The foregoing discussion of the factors considered by the Unimin Board is not exhaustive but rather includes the principal factors considered by the Unimin Board in connection with its deliberations related to the Merger. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Unimin Board did not find it useful to, and did not attempt to, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement. In addition, individual members of the Unimin Board may have given differing weights to different factors. The Unimin Board conducted an overall review of the factors described above, including thorough discussions with Unimin’s management and outside legal and financial advisors.

The foregoing discussion is based on assumptions regarding the synergies and revenue growth opportunities the combined company expects to achieve following the Merger. However, these expected synergies and revenue

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

growth opportunities may not develop. There can be no assurance that the combined company will be able to successfully implement the strategic or operational initiatives that are intended. The explanation of the reasoning of the Unimin Board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 99 of this proxy statement/prospectus.

Opinion of Fairmount Santrol’s Financial Advisor

On December 11, 2017, Wells Fargo Securities rendered its oral opinion to the Fairmount Board, which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion dated the same date, that, as of December 11, 2017, the Merger Consideration to be received by Fairmount Santrol stockholders, other than the Excluded Shares, in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Wells Fargo Securities’ opinion was for the information and use of the Fairmount Board (in its capacity as such) in connection with its evaluation of the Merger. Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to Fairmount Santrol stockholders, other than the Excluded Shares, of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger. The summary of Wells Fargo Securities’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in connection with the preparation of its opinion. However, neither Wells Fargo Securities’ written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to the Fairmount Board or any Fairmount Santrol stockholder as to how such holder should vote or act on any matter relating to the Merger.

In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed a draft, dated December 11, 2017, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to Fairmount Santrol and Unimin;

•	reviewed certain other information relating to Fairmount Santrol and Unimin, including financial forecasts for Fairmount Santrol for the fiscal years ending December 31, 2017 through December 31, 2020 prepared and provided to Wells Fargo Securities by Fairmount Santrol management, as adjusted and approved by Fairmount Santrol management (the “Fairmount Santrol Projections”), financial forecasts for Unimin for the fiscal years ending December 31, 2017 through December 31, 2020 prepared and provided to Wells Fargo Securities by Fairmount Santrol management, based on financial forecasts prepared by the management of Unimin, as adjusted and approved by Fairmount Santrol management (the “Unimin Projections”) and certain information relating to the capital structure of Fairmount Santrol and Unimin;

•	discussed with the managements of Fairmount Santrol and Unimin the respective businesses and prospects of Fairmount Santrol and Unimin;

•	compared certain financial and stock market data of Fairmount Santrol and certain financial data of Unimin with similar data for other companies with publicly traded equity securities in businesses that Wells Fargo Securities deemed relevant; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Wells Fargo Securities deemed relevant.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

In connection with its review, Wells Fargo Securities did not independently verify any of the foregoing information, and Wells Fargo Securities assumed and relied upon such information being complete and accurate in all respects. Wells Fargo Securities was advised, and at Fairmount Santrol’s direction, assumed, that the Fairmount Santrol Projections and the Unimin Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Fairmount Santrol and Unimin as to the respective future financial performance of Fairmount Santrol and Unimin. At Fairmount Santrol’s direction, Wells Fargo Securities further assumed that the Fairmount Santrol Projections and Unimin Projections were reasonable bases upon which to evaluate Fairmount Santrol, Unimin and the Merger and used and relied upon such forecasts for purposes of its analyses and opinion. Wells Fargo Securities expressed no view or opinion with respect to the Fairmount Santrol Projections and the Unimin Projections or the assumptions upon which they were based.

Neither Fairmount Santrol nor Unimin publicly discloses internal management projections of the type provided to Wells Fargo Securities in connection with Wells Fargo Securities’ analysis of the Merger, and the Fairmount Santrol Projections and Unimin Projections were not prepared with a view toward public disclosure. The Fairmount Santrol Projections and Unimin Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the Fairmount Santrol Projections and Unimin Projections. For more information regarding the use of the Fairmount Santrol Projections and Unimin Projections, please refer to the section entitled “—Certain Unaudited Financial Forecasts of Fairmount Santrol and Unimin” beginning on page 163 of this proxy statement/prospectus.

For purposes of its analyses and opinion, Wells Fargo Securities, at Fairmount Santrol’s direction, assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Fairmount Santrol, Unimin or the contemplated benefits of the Merger. Wells Fargo Securities also assumed that the Merger would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof that was material to its analyses or opinion and that the final form of the Merger Agreement would not differ from the draft reviewed by Wells Fargo Securities in any respect material to its analyses or opinion. In addition, Wells Fargo Securities was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Fairmount Santrol or Unimin, nor was Wells Fargo Securities furnished with any such evaluations or appraisals. Wells Fargo Securities did not undertake any independent analysis of any potential or actual litigation or claims, regulatory action, possible unasserted claims or other contingent assets or liabilities, to which Fairmount Santrol or Unimin was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Fairmount Santrol or Unimin was or may have been a party or was or may have been subject.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to Fairmount Santrol stockholders, other than the Excluded Shares, of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication (financial or otherwise) of the Merger, or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation or Merger Consideration to be received by or otherwise payable to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise. Wells Fargo Securities did not express any advice or opinion regarding Sibelco’s control of Unimin after giving effect to the Merger, and Wells Fargo Securities assumed that Sibelco’s control of Unimin had no effect on the valuation of the Merger Consideration. Furthermore, Wells Fargo Securities did not express any

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. Wells Fargo Securities assumed that Fairmount Santrol had or would obtain such advice or opinions from appropriate professional sources.

Wells Fargo Securities’ opinion was necessarily based upon information made available to Wells Fargo Securities as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Wells Fargo Securities did not undertake, and was under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Wells Fargo Securities’ opinion did not address the relative merits of the Merger as compared to any alternative transactions or strategies that might have been available to Fairmount Santrol, nor did it address the underlying business decision of the Fairmount Board or Fairmount Santrol to proceed with or effect the Merger.

Financial Analyses

In preparing its opinion to the Fairmount Board, Wells Fargo Securities performed a variety of analyses, including those described below. The summary of Wells Fargo Securities’ analyses is not a complete description of the analyses underlying Wells Fargo Securities’ opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Wells Fargo Securities’ opinion nor its underlying analyses is readily susceptible to summary description. Wells Fargo Securities arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Wells Fargo Securities believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Wells Fargo Securities’ analyses and opinion.

In performing its analyses, Wells Fargo Securities considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. None of the selected companies used in Wells Fargo Securities’ analyses is identical to Fairmount Santrol or Unimin and an evaluation of the results of those analyses is not entirely mathematical. The financial analyses performed by Wells Fargo Securities were performed for analytical purposes only and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Fairmount Santrol or Unimin.

While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Wells Fargo Securities did not make separate or quantifiable judgments regarding individual analyses. Much of the information used in, and accordingly the results of, Wells Fargo Securities’ analyses are inherently subject to substantial uncertainty.

Wells Fargo Securities’ opinion was only one of many factors considered by the Fairmount Board in evaluating the Merger. The type and amount of Merger Consideration payable in the Merger were determined through negotiations between Fairmount Santrol and Unimin, and the decision to enter into the Merger Agreement was solely that of the Fairmount Board.

The following is a summary of the material financial analyses performed by Wells Fargo Securities in connection with the preparation of its opinion and reviewed with the Fairmount Board on December 11, 2017.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The order of the analyses summarized below does not represent relative importance or weight given to those analyses by Wells Fargo Securities. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions made, procedures followed, matters considered and limitations and qualifications affecting, each analysis, could create an incomplete view of Wells Fargo Securities’ analyses.

For purposes of its analyses, Wells Fargo Securities reviewed a number of financial metrics, including the following:

•	Adjusted EBITDA— generally Adjusted EBITDA is the amount of the relevant company’s earnings before interest, taxes, depreciation, amortization, non-recurring items and earnings attributable to non-controlling interests for a specified time period; however, to compare Fairmount Santrol and Unimin on an equivalent basis, additional adjustments were made to Fairmount Santrol and Unimin’s respective forecasted Adjusted EBITDAs based on differences in company financial reporting standards. Fairmount Santrol’s Adjusted EBITDA included non-cash stock based compensation expenses and amortization of capitalized stripping costs, both of which are reported as non-cash charges and normally excluded from Adjusted EBITDA; Unimin’s Adjusted EBITDA included adjustments for additional pension expenses which are expected to be incurred upon conversion from IFRS to U.S. GAAP reporting standards and other adjustments as described in “Certain Unaudited Financial Forecasts of Fairmount Santrol and Unimin.”

•	Total Enterprise Value (“TEV”)—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the value of its net debt (the value of its outstanding indebtedness and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, the Total Enterprise Values used in the selected companies analysis described below were calculated using the market price of the common stock of the selected companies listed below as of December 8, 2017. The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies and the estimates of the future financial performance of Fairmount Santrol and Unimin relied upon for the financial analyses described below were based on the Fairmount Santrol Projections and the Unimin Projections, respectively.

Selected Companies Analysis. Wells Fargo Securities reviewed certain data for selected companies with publicly traded equity securities that Wells Fargo Securities deemed relevant. None of the selected companies used in Wells Fargo Securities’ analyses is identical to Fairmount Santrol or Unimin. The selected companies were selected because they are oilfield services companies with a North American sand based proppant focused business, as well as, with respect to Unimin, selected companies with a sand based industrial materials focused business, that were deemed similar to Fairmount Santrol and Unimin in one or more respects, including, among other things, services offered, customers, end-markets and financial performance.

The financial data reviewed for the selected companies included:

•	Total Enterprise Value as a multiple of projected Adjusted EBITDA for the calendar year ending December 31, 2018, or “2018P Adjusted EBITDA”; and

•	Total Enterprise Value as a multiple of projected Adjusted EBITDA for the calendar year ending December 31, 2019, or “2019P Adjusted EBITDA”.

For Fairmount Santrol, the selected companies and median, mean, high and low of such financial data for the selected companies were:

•	Emerge Energy Services LP

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	Hi-Crush Partners LP

•	Smart Sand, Inc.

•	U.S. Silica Holdings, Inc.

	Median	Mean	High	Low
TEV/2018P Adjusted EBITDA	4.4x	4.6x	5.5x	4.0x
TEV/2019P Adjusted EBITDA	4.5x	4.5x	5.4x	3.5x

Taking into account the results of the selected companies analysis, Wells Fargo Securities applied multiple ranges of 4.6x to 5.4x to Fairmount Santrol’s 2018P Adjusted EBITDA and 4.5x to 5.4x to Fairmount Santrol’s 2019P Adjusted EBITDA. The selected companies analysis indicated the following implied equity value reference ranges for Fairmount Santrol:

	Implied Equity Values ($mm)
	Low	High
2018P Adjusted EBITDA	$868	$1,125
2019P Adjusted EBITDA	$713	$978

For Unimin, Wells Fargo Securities separated the selected companies into three groups: the purely proppant focused companies (the “Pure Play Proppant Peers”), the mixed proppant and industrial and recreation focused companies (the “Proppant/I&R Sand Peers”) and the industrial focused companies (the “Industrial Peers”). The selected companies and median, mean, high and low of such financial data for the selected companies were:

Pure Play Proppant Peers

•	Emerge Energy Services LP

•	Hi-Crush Partners LP

•	Smart Sand, Inc.

Proppant/I&R Sand Peers

•	Fairmount Santrol Holdings, Inc

•	U.S. Silica Holdings, Inc.

Industrial Peers

•	Eagle Materials, Inc.

•	Minerals Technologies, Inc.

	Median	Mean	High	Low
Pure Play Proppant Peers
TEV/2018P Adjusted EBITDA	4.2x	4.3x	4.5x	4.0x
TEV/2019P Adjusted EBITDA	4.3x	4.2x	4.8x	3.5x

Proppant/I&R Sand Peers
TEV/2018P Adjusted EBITDA	5.5x	5.5x	5.5x	5.4x
TEV/2019P Adjusted EBITDA	5.4x	5.4x	5.4x	5.4x

Industrial Peers
TEV/2018P Adjusted EBITDA	9.8x	9.8x	10.6x	9.1x
TEV/2019P Adjusted EBITDA	9.2x	9.2x	9.7x	8.8x

Taking into account the results of the selected companies analysis, Wells Fargo Securities applied multiple ranges of 5.5x to 6.8x to Unimin’s 2018P Adjusted EBITDA and 5.4x to 6.5x to Unimin’s 2019P Adjusted

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

EBITDA. The selected companies analysis indicated the following implied equity value reference ranges for Unimin:

	Implied Equity Values ($mm)
	Low	High
2018P Adjusted EBITDA	$1,548	$2,123
2019P Adjusted EBITDA	$1,830	$2,384

Discounted Cash Flow Analysis. Wells Fargo Securities performed a discounted cash flow analysis for each of Fairmount Santrol and Unimin by calculating the estimated net present value of the projected unlevered free cash flows of each of Fairmount Santrol and Unimin for the calendar years ending December 31, 2017 through December 31, 2020, based on the Fairmount Santrol Projections and the Unimin Projections. Unlevered free cash flows were calculated as Adjusted EBITDA less unlevered cash taxes, capital expenditures and changes in working capital.

For Fairmount Santrol’s discounted cash flow analysis, Wells Fargo Securities applied perpetuity growth rates ranging from 2.5% to 3.5% and discount rates ranging from 13.3% to 14.2%. The discounted cash flow analysis indicated the following implied equity value reference range for Fairmount Santrol:

	Implied Equity Values ($mm)
	Low	High
Discounted Cash Flow Analysis	$728	$969

For Unimin’s discounted cash flow analysis, Wells Fargo Securities applied perpetuity growth rates ranging from 2.5% to 3.5% and discount rates ranging from 12.1% to 13.1%. The discounted cash flow analysis indicated the following implied equity value reference range for Unimin:

	Implied Equity Values ($mm)
	Low	High
Discounted Cash Flow Analysis	$1,594	$2,163

Exchange Ratio Analysis. Based upon the implied equity values for each of Fairmount Santrol and Unimin as described above under “Selected Companies Analysis” and “Discounted Cash Flow Analysis” and the fully diluted shares of Fairmount Santrol common stock and Unimin common stock, as provided Fairmount Santrol management, Wells Fargo Securities calculated the implied contribution percentage reference ranges for Fairmount Santrol and the implied exchange ratio reference ranges per share of Fairmount Santrol common stock to a share of Unimin common stock.

For each of the analyses referred to above, Wells Fargo Securities calculated the implied contribution percentages for Fairmount Santrol by combining the low end of each range of implied equity values of Fairmount Santrol to the low and high end of each range of implied equity values of Unimin before dividing by the low end of each implied equity value of Fairmount Santrol, and by combining the high end of each range of implied equity values of Fairmount Santrol to the low and high end of each range of implied equity values of Unimin before dividing by the high end of each implied equity value of Fairmount Santrol. In each case, the implied equity values for Fairmount Santrol were adjusted for the aggregate Cash Consideration to be received, equal to $170 million. The exchange ratio analysis indicated the following implied contribution percentage reference ranges for Fairmount Santrol:

	Implied Contribution Percentages
	Low	High
Discounted Cash Flow Analysis	21%	33%

Selected Public Companies Analysis
TEV/2018P EBITDA	25%	38%
TEV/2019P EBITDA	19%	31%

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The implied contribution percentage reference ranges for Fairmount Santrol were then compared to the proposed Fairmount Santrol ownership percentage of 35% in the combined company, as stated in the Merger Agreement.

Wells Fargo Securities also calculated the implied exchange ratios for Fairmount Santrol by first calculating the implied per share equity values for each of Fairmount Santrol and Unimin. Wells Fargo Securities calculated the implied per share equity values for Fairmount Santrol by dividing the low end of each range of implied equity values of Fairmount Santrol by the number of fully diluted shares of Fairmount Santrol common stock outstanding as of December 8, 2017 (including expected issuances of diluted securities from December 8, 2017 to the closing of the Merger) and by dividing the high end of each range of implied equity values of Fairmount Santrol by the number of fully diluted shares of Fairmount Santrol common stock outstanding as of December 8, 2017 (including expected issuances of dilutive securities from December 8, 2017 to the closing of the Merger in respect of equity awards expected to be issued in the ordinary course of business). In each case, the implied per share equity values for Fairmount Santrol were adjusted for the per share Cash Consideration to be received by Fairmount Santrol stockholders, other than the Excluded Shares. Wells Fargo Securities calculated the implied per share equity values for Unimin by dividing the low end of each range of implied equity values of Unimin by the number of implied fully diluted shares of Unimin common stock outstanding and by dividing the high end of each range of implied equity values of Unimin by the number of implied fully diluted shares of Unimin common stock outstanding. In each case, at the direction of Fairmount Santrol, the number of implied fully diluted shares of Unimin common stock outstanding was based on an assumed 100:1 stock split of the number of fully diluted shares of Unimin common stock outstanding.

Wells Fargo Securities then calculated the implied exchange ratios for Fairmount Santrol by dividing the low end of each range of implied per share equity values of Fairmount Santrol by the high and low end of each range of implied per share equity values of Unimin and by dividing the high end of each range of implied per share equity values of Fairmount Santrol by the high and low end of each range of implied per share equity values of Unimin. The exchange ratio analysis indicated the following implied exchange ratio reference ranges for Fairmount Santrol:

Implied Exchange Ratios
	Low	High
Discounted Cash Flow Analysis	0.198x	0.385x

Selected Public Companies Analysis
TEV/2018P EBITDA	0.252x	0.473x
TEV/2019P EBITDA	0.175x	0.338x

The implied exchange ratio reference ranges were then compared to the proposed Stock Consideration exchange ratio of 0.413x, calculated based on the number of fully diluted shares of Fairmount Santrol common stock outstanding as of December 8, 2017.

Other Matters

Wells Fargo Securities is a trade name of Wells Fargo Securities, LLC, an investment banking subsidiary and affiliate of Wells Fargo & Company. Fairmount Santrol retained Wells Fargo Securities as its financial advisor in connection with the Merger based on Wells Fargo Securities’ experience and reputation. Wells Fargo Securities is regularly engaged to provide investment banking and financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Fairmount Santrol has agreed to pay Wells Fargo Securities an aggregate fee currently estimated to be approximately $        , $1.5 million of which became payable to Wells Fargo Securities at the time Wells Fargo Securities delivered its opinion and the remainder of which is contingent and payable upon the closing of the Merger. Wells Fargo Securities may also receive a fee from Fairmount Santrol in the event that Fairmount Santrol receives a break-up fee in connection with the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

termination of the Merger. In addition, Fairmount Santrol has agreed to reimburse Wells Fargo Securities for certain expenses and to indemnify Wells Fargo Securities and certain related parties against certain liabilities and other items that may arise out of or relate to Wells Fargo Securities’ engagement. The issuance of Wells Fargo Securities’ opinion was approved by an authorized committee of Wells Fargo Securities.

Wells Fargo Securities and its affiliates provide a wide range of investment and commercial banking advice and services, including financial advisory services, securities underwritings and placements, securities sales and trading, brokerage advice and services, and commercial loans. During the two years preceding the date of Wells Fargo Securities’ written opinion, Wells Fargo Securities and its affiliates have provided investment and commercial banking services to Fairmount Santrol, for which Wells Fargo Securities and its affiliates have received and would expect to receive customary fees. During such period, such services have included acting as joint bookrunner on an equity offering for Fairmount Santrol. During the two years preceding the date of Wells Fargo Securities’ written opinion, Wells Fargo Securities and its affiliates received aggregate fees of approximately $2.1 million from Fairmount Santrol. During the two years preceding the date of Wells Fargo Securities’ written opinion, affiliates of Wells Fargo Securities have provided commercial banking services to Unimin, for which affiliates of Wells Fargo Securities have received and would expect to receive customary fees, which fees are not material. Wells Fargo Securities and its affiliates may in the future provide investment and commercial banking advice and services to, and may otherwise seek to expand its business and commercial relationships with, Fairmount Santrol, Unimin, and/or certain of their respective affiliates. In the ordinary course of business, Wells Fargo Securities and its affiliates may trade or otherwise effect transactions in the securities or other financial instruments (including bank loans or other obligations) of Fairmount Santrol, Unimin and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments. Wells Fargo Securities and its affiliates have adopted policies and procedures designed to preserve the independence of their research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing Well Fargo Securities’ opinion.

Certain Unaudited Financial Forecasts of Fairmount Santrol and Unimin

During the course of the negotiations between Fairmount Santrol and Sibelco, each of Fairmount Santrol and Sibelco supplied the other with certain business and financial information that was not publicly available. Fairmount Santrol management provided the Fairmount Board, Wells Fargo Securities and Sibelco with certain financial projections, including the Fairmount Santrol Projections. Sibelco provided Fairmount Santrol and Wells Fargo Securities with certain prospective business and financial information which was prepared by management of Unimin and of Sibelco, including the Unimin Projections.

While neither the Fairmount Santrol Projections nor the Unimin Projections are presented in accordance with U.S. GAAP or with IFRS, the financial information underlying certain aspects of the Fairmount Santrol Projections reflects the application of U.S. GAAP accounting methodologies by Fairmount Santrol and the financial information underlying certain aspects of the Unimin Projections reflects the application of IFRS accounting methodologies by Unimin. However, as discussed below, Fairmount Santrol management made certain adjustments to the Fairmount Santrol Projections and the Unimin Projections in order to assist Fairmount Santrol’s evaluation of the respective projections on an equivalent basis, including by making certain adjustments to reflect Fairmount Santrol management’s views of appropriate adjustments of Unimin’s financial information from an IFRS presentation to a U.S. GAAP presentation, as further described below.

The Unimin Projections were not prepared, reviewed or adopted by Sibelco or by Unimin. The Fairmount Santrol Projections and the Unimin Projections were prepared based on Fairmount Santrol and Unimin as standalone entities, and do not reflect any potential synergies resulting from, or any other aspects of, the Merger, and are not intended to be added together. Adding together the Fairmount Santrol Projections and the Unimin Projections would not represent the results the combined company will achieve if the Merger is completed and does not represent forward-looking financial information for the combined company.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol does not regularly provide public projections as to future earnings or cash flows. Fairmount Santrol management prepared the prospective financial information set forth below to assist the Fairmount Board in its evaluation of the Merger. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Fairmount Santrol management, was prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of Fairmount Santrol management’s knowledge and belief, and subject to the accuracy of the information provided by Unimin, reasonable projections of the future financial performance of each of Unimin and Fairmount Santrol. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on the prospective financial information. Neither Sibelco’s, Unimin’s nor Fairmount Santrol’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Further, Fairmount Santrol management has made certain adjustments to the prospective financial information, as discussed below, in order to assist Fairmount Santrol’s evaluation of the Merger between Fairmount Santrol and Unimin on an equivalent basis. In addition, the Fairmount Santrol Projections and the Unimin Projections were both prepared before the Tax Cuts and Jobs Act was signed into law on December 22, 2017 and do not reflect the provisions of such law.

While presented with numerical specificity, the Fairmount Santrol Projections and the Unimin Projections are based upon a variety of estimates, assumptions and adjustments relating to the businesses of Unimin and Fairmount Santrol that are inherently uncertain. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, competition, and the risks discussed in more detail in the sections entitled “Risk Factors—Risks Related to Unimin’s Business,” “Risk Factors—Risks Related to Fairmount Santrol’s Business and Operations” and “Risk Factors—Risks Related to the Proposed Merger.” There can be no assurance that the Fairmount Santrol Projections or the Unimin Projections will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which the financial projections relate, the more unpredictable the projections become as to likelihood of realization.

You should not place undue reliance on the Fairmount Santrol Projections or the Unimin Projections. Neither Fairmount Santrol, Unimin, Sibelco nor any other person has made or makes any representation to any stockholder, or any other party, regarding the information included in these projections. The inclusion of Fairmount Santrol Projections and the Unimin Projections in this proxy statement/prospectus should not be regarded as an indication that Unimin, Sibelco, Fairmount Santrol or their respective representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Management of Unimin and Fairmount Santrol have prepared from time to time in the past, and will continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the Fairmount Santrol Projections and the Unimin Projections used in conjunction with the Merger may differ from these forecasts.

EXCEPT TO THE EXTENT REQUIRED BY LAW, NONE OF UNIMIN, FAIRMOUNT SANTROL, OR THEIR RESPECTIVE DIRECTORS OR OFFICERS INTEND TO UPDATE OR REVISE THE FAIRMOUNT SANTROL PROJECTIONS OR THE UNIMIN PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THEY WERE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT SOME OR ALL OF THE ASSUMPTIONS ARE DETERMINED TO BE INACCURATE OR ERRONEOUS. THE ASSUMPTIONS UNDERLYING THE FAIRMOUNT SANTROL PROJECTIONS AND/OR THE UNIMIN PROJECTIONS MAY BE INACCURATE OR ERRONEOUS AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

EBITDA is a financial measure of operating performance commonly used in Fairmount Santrol’s and Unimin’s industries but is not defined under U.S. GAAP. EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP or as a measure of a company’s profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income, this measure may vary among companies, including as between Fairmount Santrol, Unimin and comparable companies operating in Fairmount Santrol’s and Unimin’s industries. The EBITDA data presented below may not be comparable to similarly titled measures of other companies. Fairmount Santrol management believed that EBITDA is a meaningful measure to investors and provides additional information about their ability to meet future liquidity requirements for debt service, capital expenditures and working capital. In addition, Fairmount Santrol management believes that EBITDA is a useful comparative measure of operating performance and liquidity. For example, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits, with the result that their effective tax rates and tax expense can vary considerably. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation or depletion (straight-line, accelerated, units of production) method, which can result in considerable variability in depletion, depreciation and amortization expense between companies. Thus, for comparison purposes, each of Fairmount Santrol’s and Unimin’s managements believes that EBITDA can be useful as an objective and comparable measure of operating profitability and the contribution of operations to liquidity because it excludes these elements. Further, Adjusted EBITDA is a financial measure commonly used but not defined under U.S. GAAP that generally removes non-recurring items and earnings attributable to non-controlling interests for a specified period from EBITDA. In order to compare Fairmount Santrol and Unimin on an equivalent basis, the Fairmount Santrol Projections and the Unimin Projections constitute Adjusted EBITDA, and further additional adjustments were made to Fairmount Santrol’s and Unimin’s respective forecasted Adjusted EBITDAs, as discussed below, to make each respective company’s forecasted Adjusted EBITDA more comparable. Fairmount Santrol’s Adjusted EBITDA included non-cash stock-based compensation expenses and amortization of capitalized stripping costs, both of which are reported as non-cash charges and normally excluded from Adjusted EBITDA. Unimin’s Adjusted EBITDA included adjustments for additional pension expenses which will be required to be recognized upon conversion from IFRS to U.S. GAAP reporting standards and other adjustments as described below.

Fairmount Santrol Projections

Although Fairmount Santrol periodically may issue limited guidance to investors concerning its expected financial performance, Fairmount Santrol does not as a matter of course publicly disclose detailed financial forecasts. Further, the Fairmount Board does not as a matter of course adopt forecasts covering periods of greater than one forward-looking fiscal year. Generally, once the Fairmount Board adopts a fiscal year forecast, Fairmount Santrol management subsequently updates such forecast throughout that year as actual results are realized. In addition, after the first quarter actual results are completed in a fiscal year, Fairmount Santrol management provides the Fairmount Board with high-level projections for the next fiscal year. However, in connection with the evaluation and negotiation of the Merger, Fairmount Santrol provided to Wells Fargo Securities and Sibelco certain non-public financial forecasts for the years that end on December 31, 2017, 2018, 2019 and 2020. Fairmount Santrol management originally prepared the Fairmount Santrol Projections covering the year ended December 31, 2017 as part of its annual, ordinary course planning process and high-level projections for the year ending December 31, 2018 during fiscal 2017, and updated such projections in connection with the valuation work performed to assist in the Fairmount Board’s evaluation of the Merger and to reflect developments in Fairmount Santrol’s business occurring since the conclusion of Fairmount Santrol’s most recent annual, ordinary course planning process. Fairmount Santrol management first prepared the financial forecasts for the years that end on December 31, 2019 and December 31, 2020 in connection with the valuation work performed to assist in the Fairmount Board’s evaluation of the Merger.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Fairmount Santrol Projections:

•	were based upon numerous assumptions, as further described below, many of which are beyond the control of Fairmount Santrol and may not prove to be accurate;

•	were, in the case of the 2017 and 2018 projections, originally developed as part of the annual, ordinary course planning process, as further described above, and in each such case were updated in connection with the valuation work performed to assist in Fairmount Santrol’s evaluation of the Merger;

•	were, in the case of the 2019 and 2020 projections, developed in connection with the valuation work performed to assist in Fairmount Santrol’s evaluation of the Merger;

•	were developed with a view to creating prospective financial metrics that would be useful to the Fairmount Board and Wells Fargo Securities in comparing Fairmount Santrol and Unimin on an equivalent basis, including without limitation by (i) deeming capital and mineral leases, earnout payments and stripping costs to be capitalized items, in order to more closely reflect the accounting methodologies used to prepare the Unimin Projections, and (ii) determining that EBITDA should not be adjusted upward with respect to non-cash stock-based compensation expenses, in order to more closely reflect the fact that all compensation to similarly situated employees of Unimin was all-cash;

•	do not necessarily reflect current estimates or assumptions management of Fairmount Santrol may have about prospects for Fairmount Santrol’s businesses, changes in general business or economic conditions, expenses related to the proposed Merger, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, Fairmount Santrol’s projections will be achieved.

The following information is set forth in the Fairmount Santrol Projections:

($ in millions)	2017P	2018P	2019P	2020P
Adjusted EBITDA*	$190	$321	$294	$292
Unlevered Free Cash Flow	$72	$76	$172	$157

*	2017 Adjusted EBITDA reflects non-cash adjustments of $9. All Adjusted EBITDA figures reflect stripping cost adjustments of ($11). All Adjusted EBITDA figures are net of stock-based compensation of ($8) for 2017 and ($11) for 2018 – 2020.

Unimin Projections

Fairmount Santrol’s management made certain assumptions based on a view of Unimin’s past performance, certain prospective business and financial information provided by Sibelco and Unimin to Fairmount Santrol, and certain extrapolations considered by Fairmount Santrol management to be reasonable, and on such basis prepared the Unimin Projections for the fiscal years that end on December 31, 2017, 2018, 2019 and 2020. The Unimin Projections were provided to the Fairmount Board and reviewed and approved by Fairmount Santrol management for use by Wells Fargo Securities and Wells Fargo Securities’ financial analyses and fairness opinion.

While certain prospective business and financial information that underlies the Unimin Projections was provided by Sibelco and Unimin to Fairmount Santrol, the Unimin Projections were not themselves prepared, reviewed or adopted by Unimin’s management or by Sibelco. The prospective financial information contained in the Unimin Projections for the fiscal years that end on December 31, 2017 and December 31, 2018 was based

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

directly upon the prospective financial information provided by Unimin, as adjusted by Fairmount Santrol to reflect Fairmount Santrol management’s views of required pension adjustments in connection with a conversion from an IFRS presentation to a U.S. GAAP presentation and other adjustments for pension expense, adjustments related to the HPQ Carveout and the replacement of parent company services by Sibelco to Unimin. The prospective financial information contained in the Unimin Projections for the fiscal years that end on December 31, 2019 and December 31, 2020 was based upon prospective information provided to Fairmount Santrol by Sibelco and Unimin, to which Fairmount Santrol management applied certain assumptions (which assumptions were reasonable in the view of Fairmount Santrol management) concerning sand capacity utilization and the related per ton margins. The Unimin Projections were based on certain prospective financial information provided by Unimin management that had been prepared on an IFRS basis.

The following information was included in the Unimin Projections:

($ in millions)	2017P	2018P	2019P	2020P
Adjusted EBITDA*	$284	$442	$503	$497
Unlevered Free Cash Flow	$52	$73	$211	$308

*	All Adjusted EBITDA figures reflect charges of ($8) in total, consisting of U.S. GAAP to IFRS conversion charges related to pension accounting of ($2), other adjustments to pension expense of ($3) and charges related to the HPQ Carveout and the replacement of parent company services of ($3).

Refinancing of Indebtedness of Fairmount Santrol and Unimin

In connection with the execution of the Merger Agreement, Unimin has received a debt commitment letter from Barclays Bank PLC, BNP Paribas and BNP Paribas Securities Corp., pursuant to which the lenders have committed to provide a senior secured term loan in the amount of $1.65 billion and a senior secured revolving credit facility in the amount of $200 million. The proceeds of the term loan would be used to repay debt of Fairmount Santrol, to repay debt of Unimin (including debt incurred to fund the Cash Redemption) and to pay the Cash Consideration and transaction costs for the Merger.

Pursuant to the debt commitment letter, the term loan would mature seven years after the closing date of the facilities and would amortize in equal quarterly installments of 1% per year beginning with the first full fiscal quarter after the closing date of the facilities, with the balance due at maturity. Loans under the term loan would be prepaid with, subject to various exceptions, limitations and qualifications, (a) 100% of the net proceeds of all nonordinary course asset sales and insurance proceeds, (b) 100% of the net cash proceeds of issuances of indebtedness and (c) 50% of annual excess cash flow (with stepdowns to 25% and 0% based on total net leverage ratio levels). Voluntary prepayments of the term loan are permitted at any time without premium or penalty other than (a) customary “breakage” costs with respect to LIBOR borrowings and (b) a 1.00% call protection premium applicable to certain “repricing transactions” occurring on or prior to the date that is 12 months after the closing date of the facilities.

Pursuant to the debt commitment letter, the revolving credit facility would mature five years after the closing date of the facilities. Voluntary reductions of the unused portion of the revolving credit facility commitment may be made at any time. The revolving credit facility will include a total net debt covenant, to be tested on a quarterly basis, commencing with the first full fiscal quarter after the closing date of the facilities, of no more than 4.50:1.00, to step down to 4.00:1.00 for the quarter ended December 31, 2018.

Interest on both facilities would accrue at a per annum rate of adjusted LIBOR plus a spread or the adjusted base rate plus a spread. In addition, the term loan is anticipated to be issued to lenders at a price of 99% of the principal amount, and an upfront fee of 0.5% of the committed amount of the revolving credit facility would be paid to lenders under the revolving credit facility at closing.

The term loan and the revolving credit facility would be guaranteed by all of the combined company’s wholly owned material restricted subsidiaries (including Fairmount Santrol (and its successor, Merger Sub LLC)

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

and all of the wholly owned material restricted subsidiaries of Fairmount Santrol), subject to certain exceptions. In addition, subject to various exceptions, the facilities would be secured by substantially all of the assets of the combined company and each other guarantor, including but not limited to (a) a perfected first-priority pledge of all of the capital stock held by the combined company or any other guarantor of each existing or subsequently acquired or organized wholly owned restricted subsidiary of the combined company (no more than 65% of the voting stock of any foreign subsidiary) and (b) perfected first-priority security interests in substantially all of the tangible and intangible assets of the combined company and each guarantor.

The facilities will contain customary representations and warranties, affirmative covenants, negative covenants and events of default. Negative covenants will include, among others, limitations on debt, liens, asset sales, mergers, consolidations and fundamental changes, dividends and repurchases of equity securities, repayments or redemptions of subordinated debt, investments, transactions with affiliates, restrictions on granting liens to secure obligations, restrictions on subsidiary distributions, changes in the conduct of the business, amendments and waivers in organizational documents and junior debt instruments, and changes in fiscal year.

In addition, the debt commitment letter provides that the documentation for the term loan and revolving credit facility will permit Unimin to add one or more incremental term loan facilities and/or increase the commitments under the revolving credit facility in an aggregate principal amount up to the sum of (x) $250 million, plus (y) an amount of incremental facilities so that, after giving effect to any such incremental facility, on a pro forma basis, the total net leverage ratio would not exceed 2.75:1.00, plus (z) an amount equal to all voluntary prepayments of the term loan. In addition to incremental term loan facilities and revolving credit facility increases, this incremental credit capacity can be utilized in the form of (a) senior unsecured notes or loans, subject to a pro forma total net leverage ratio of up to 3.75:1.00, (b) senior secured notes or loans that are secured by the collateral on a junior basis, subject to a pro forma total net leverage ratio of up to 3.25:1.00, or (c) senior secured notes that are secured by the collateral on a pari passu basis, subject to a pro forma total net leverage ratio of up to 2.75:1.00.

Obligations to fund under the debt commitment letter are subject to certain conditions, including the closing of the Merger, the accuracy of certain representations and warranties, the absence of a material adverse effect on Fairmount Santrol, the repayment of certain debt of Unimin and Fairmount Santrol as reflected in “Summary—Refinancing of Indebtedness of Fairmount Santrol and Unimin” in this proxy statement/prospectus, receipt of audited and unaudited financial statements and certain pro forma information, delivery of a solvency certificate by Unimin’s chief financial officer, payment of all fees required to be paid on the closing date of the facilities and execution of requisite credit facility and collateral documentation and closing documentation.

The HPQ Carveout

As contemplated by the Merger Agreement, Sibelco will retain the global high purity quartz business, which consists of Unimin’s Electronics segment. Prior to, and as a condition to, the closing of the Merger, Unimin will contribute certain of its assets to HPQ Co, in exchange for all of the stock of HPQ Co and the assumption by HPQ Co of certain liabilities related to the business being transferred, in accordance with the Contribution Agreement. Unimin will then distribute 100% of the stock of HPQ Co to Sibelco in exchange for certain shares of Unimin common stock held by Sibelco, in accordance with the Contribution Agreement. The HPQ Carveout will also include certain personnel and assets historically part of Unimin that support coatings and polymers sales and research activities.

Prior to the effective time of the HPQ Carveout, Unimin, Sibelco and HPQ Co will enter into the Tax Matters Agreement governing their respective rights, responsibilities and obligations relating to tax liabilities, the filing of tax returns, the control of tax contests and other tax matters. Under the Tax Matters Agreement, the combined company and HPQ Co (and their affiliates) will be responsible for income taxes required to be reported on their respective separate and group tax returns; however, HPQ Co will be responsible for any unpaid income taxes (as of the date of the HPQ Redemption) attributable to the HPQ business prior to the date of the HPQ

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Carveout. HPQ Co will be responsible for any unpaid non-income taxes (as of the date of the HPQ Redemption) attributable to the HPQ business (whether arising prior to the HPQ Carveout or not) and the combined company will be responsible for all other non-income taxes. HPQ Co and the combined company will equally bear any transfer taxes imposed on the HPQ Carveout. Rights to refunds in respect of taxes will be allocated in the same manner as the responsibility for tax liabilities.

The Cash Redemption

In connection with the closing of the Merger, Unimin expects to redeem shares of Unimin common stock currently held by Sibelco in exchange for an amount in cash equal to approximately (1) $660 million plus interest accruing at 5.0% per annum for the period from June 30, 2017 through the closing of the Merger less (2) $170 million, which will be paid to Fairmount Santrol stockholders as consideration in the Merger.

Exchange of Shares in the Merger

After the effective time, there will be no further registration of transfers of shares of Fairmount Santrol common stock. From and after the effective time, each holder of a physical certificate or a book-entry share representing shares of Fairmount Santrol common stock outstanding immediately prior to the effective time will no longer have any rights with respect to such shares, except for the right to receive the Merger Consideration, or as otherwise provided in the Merger Agreement or by applicable law. Each share of Fairmount Santrol common stock owned by Fairmount Santrol or any of its subsidiaries at the effective time will be cancelled without any payment of the Merger Consideration.

If you are a Fairmount Santrol stockholder, you will not be entitled to receive any dividends or other distributions with respect to combined company common stock until the Merger is completed and you have surrendered your share certificates and/or book-entry shares of Fairmount Santrol common stock in exchange for the Merger Consideration.

If you would otherwise be entitled to receive a fraction of a share of combined company common stock as a result of the Merger (after aggregating all fractional shares of combined company common stock issuable to you), in lieu of the fraction of a share and upon surrender of your certificates or book-entry shares of Fairmount Santrol common stock you will be paid in cash in lieu of such fractional shares in accordance with the terms of the Merger Agreement.

If a Fairmount Santrol common stock certificate has been lost, stolen or destroyed, the person claiming the lost, stolen or destroyed stock certificate must deliver an affidavit of that fact and, if required by Unimin or the exchange agent, must post a bond in such reasonable amount as Unimin or the exchange agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such certificates before the exchange agent will deliver the Merger Consideration deliverable in respect of the shares of Fairmount Santrol common stock represented by the lost, stolen or destroyed stock certificate, any cash in lieu of fractional shares of combined company common stock, and unpaid dividends and distributions on combined company common stock deliverable in respect thereof pursuant to the Merger Agreement.

Each of Unimin, Fairmount Santrol and the exchange agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

If the exchange agent is to pay some or all of the Merger Consideration to a person other than the record holder, such record holder must have their certificates properly endorsed or otherwise in proper form for transfer and the person requesting such delivery of the Merger Consideration must pay any transfer or other taxes

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

required by reason of such registration or establish to the exchange agent’s reasonable satisfaction that the taxes have been paid or are not applicable.

As soon as reasonably practicable after the effective time, the exchange agent will mail to each holder of record of a certificate or book-entry share that immediately prior to the effective time represented outstanding shares of Fairmount Santrol common stock, whose shares were converted into the right to receive the Merger Consideration, (A) a letter of transmittal (which will specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon delivery of the certificates or book-entry shares to the exchange agent, and which will be in such form and have such other provisions as Unimin may reasonably specify) and (B) instructions for use in effecting the surrender of the certificates and book-entry shares in exchange for the Merger Consideration. Upon surrender of a certificate or book-entry share, as applicable, for cancellation to the exchange agent or to such other agent or agents as may be appointed by Unimin, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the exchange agent, the holder of such certificate or book-entry share will be entitled to receive in exchange therefor that number of whole shares of combined company common stock that such holder has the right to receive pursuant to the Merger Agreement, along with the Cash Consideration and cash in lieu of fractional shares, if any, and the certificate or book-entry share so surrendered will be cancelled. You should not send in your Fairmount Santrol share certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent.

Post-Closing Dividend Policy

The combined company does not currently anticipate declaring or issuing dividends on and subsequent to the closing of the Merger. Any decision by the combined company to pay dividends in the future will be at the discretion of the Combined Company Board and will depend upon the operations, cash requirements, legal restrictions and other factors deemed relevant by the Combined Company Board. Further, it is expected that the combined company’s debt agreements will place certain restrictions on the combined company’s ability to pay dividends. Consequently, unless there is a change to the combined company dividend policy, your only opportunity to achieve a return on your investment is if the price of the combined company common stock appreciates. See “Risk Factors—Risks Related to Investing in and Ownership of Combined Company Common Stock” beginning on page 89 of this proxy statement/prospectus.

Appraisal Rights

Under the DGCL, subject to the closing of the Merger, record holders of Fairmount Santrol common stock who do not vote in favor of the Fairmount Santrol Merger proposal and who otherwise properly exercise and perfect their appraisal rights in accordance with Section 262 will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Fairmount Santrol common stock, in lieu of receiving the Merger Consideration. The “fair value” could be higher or lower than, or the same as, the Merger Consideration. Fairmount Santrol stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Fairmount Santrol by submitting a written demand for appraisal in the form described in this proxy statement/prospectus prior to the vote on the approval of the Fairmount Santrol Merger proposal at the special meeting and must otherwise follow the procedures prescribed by Section 262. A person having a beneficial interest in shares of Fairmount Santrol common stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps summarized in this proxy statement/prospectus and in a timely manner to perfect appraisal rights.

The full text of Section 262 is attached as Annex E to this proxy statement/prospectus. Fairmount Santrol stockholders are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures specified in Section 262, Fairmount Santrol stockholders who wish to pursue appraisal rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with Section 262 may result in a waiver of, or the inability to exercise, appraisal rights. For more information regarding appraisal

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

rights, see the section entitled “Appraisal Rights of Fairmount Santrol Stockholders” in this proxy statement/prospectus.

Listing of Combined Company Common Stock

There is currently no public trading market for Unimin’s securities. It is a condition to the closing of the Merger that the combined company common stock to be issued to Fairmount Santrol stockholders in connection with the Merger be approved for listing on the NYSE, subject to official notice of issuance. Unimin has applied to list its shares, which will become the combined company common stock, on the NYSE under the symbol “             ..”

Delisting and Deregistration of Fairmount Santrol Common Stock

Shares of Fairmount Santrol common stock are currently listed and admitted to trading on the NYSE. When the Merger is completed, Fairmount Santrol common stock will be delisted from the NYSE and will subsequently be deregistered under the Exchange Act.

Regulatory Approvals Required for the Merger

U.S. Antitrust

Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, the Merger cannot close until, among other things, notifications have been filed and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. On January 5, 2018 and January 10, 2018, Fairmount Santrol and Unimin each, respectively, filed the HSR Notification with the FTC and the Antitrust Division.

Other Regulatory Approvals

The obligations of each of Unimin and Fairmount Santrol to effect the Merger is also subject to obtaining regulatory approval in Mexico. Fairmount Santrol and Unimin are in the process of preparing and filing notices and applications to satisfy the filing requirements and to obtain the necessary regulatory clearances in Mexico.

Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following December 11, 2017, the transactions contemplated by the Merger Agreement and the Ancillary Agreements, including using reasonable best efforts in: (1) causing all of the conditions set forth in the Merger Agreement to be satisfied; (2) obtaining all necessary actions or non-actions, waivers, consents and approvals from governmental entities, including under antitrust laws prior to the effective time; and (3) obtaining all consents, registrations, approvals, permits, authorizations and waivers necessary, proper or advisable to be obtained from, or renewed with, third parties.

Each of the parties to the Merger Agreement has agreed to use “reasonable best efforts” to cause the expiration or termination of any applicable waiting periods under the antitrust laws and the receipt, as soon as practicable, of all necessary actions or non-actions, waivers, consents and approvals from antitrust and other governmental entities. For purposes of the Merger Agreement, each of the parties to the Merger Agreement agreed that “reasonable best efforts” include proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing, testing, zoning, recharacterizing, expanding other development of or disposition of such assets, businesses, relationships, contractual rights or arrangements of Fairmount Santrol, Sibelco, Unimin or their respective subsidiaries or affiliates as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

provided, however, that the effectiveness of any such sale, divestiture, licensing or disposition shall be conditioned upon the closing of the Merger. In addition, under the Merger Agreement, each of Sibelco, Unimin and Fairmount Santrol have agreed to use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any order of any governmental entity (whether temporary, preliminary or permanent) that would prevent the closing of the Merger. Notwithstanding any other provision in the Merger Agreement to the contrary, no provision in the Merger Agreement shall require Fairmount Santrol, Unimin and their respective subsidiaries or affiliates, collectively, to agree to or effect a Material Divestiture. For purposes of the Merger Agreement, “Material Divestiture” means the divestiture of one or more plants that, in the aggregate, would result in the loss of more than 3,600,000 tons in annual capacity, provided that, for the avoidance of doubt, the calculation of any Material Divestiture will not include or be limited by any licensing arrangement relating to any intellectual property associated with resin coated sand products as may be required by a governmental entity (other than such plants that would otherwise be captured by this definition absent this proviso).

While Fairmount Santrol and Unimin believe that clearance under the HSR Act and the other regulatory clearances will ultimately be obtained, they cannot be certain when or if such clearances will be obtained, or if the clearances will contain terms, conditions or restrictions that will be detrimental to, or adversely affect, the combined company after the closing of the Merger.

The Merger Agreement also requires the following conditions to be satisfied prior to the closing of the Merger: (i) a declaration of effectiveness by the SEC of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part; (ii) approval of the Fairmount Santrol Merger proposal by Fairmount Santrol stockholders (as of the close of business on the record date); and (iii) authorization for listing of the combined company common stock on the NYSE (subject to official notice of issuance by the NYSE).

Commercial Arrangements Between Unimin and Sibelco

Distribution Agreements

At the closing of the Merger, the combined company and Sibelco will enter into the Distribution Agreements, pursuant to which the combined company will be the exclusive distributor in North America and Mexico with respect to certain of Sibelco’s products sold into the tiles and engobes industry (sodium feldspar chips and shredded/blended ball clay) while Sibelco will be the exclusive distributor throughout the world with respect to certain of the products of the combined company for the performance coatings and polymer solutions industries (nepheline syenite flour, microcrystalline silica flour and ground kaolin). As a distributor of the other party’s products, each of the combined company and Sibelco will purchase the other party’s respective products and resell them in its own name, for its own account, and at its own risk and will not act as an agent, partner or franchisee of the producer of the products.

The combined company and Sibelco, as applicable, will grant the other party a non-exclusive, non-transferable, revocable right to use its product trademarks in connection with the marketing and promotion of its products by the other party within the agreed geographic area (North America and Mexico for Sibelco’s products and throughout the world for the products produced by the combined company).

Each of the combined company and Sibelco is permitted, as the producer of a particular product and in its absolute discretion, to discontinue or to limit its production or alter the specifications of any product or product line subject to the applicable Distribution Agreement, to terminate or limit deliveries of any product or product line, the production of which is so discontinued, limited or altered, and to add new and additional products or product lines (provided that any new products or product lines will first be offered to the party acting as distributor for exclusive resale pursuant to the terms and conditions of the respective Distribution Agreement).

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Agency Agreements

At the closing of the Merger, the combined company and Sibelco will enter into the Agency Agreements, pursuant to which each party will provide exclusive agency services with respect to certain of the other party’s products sold into defined industries (each referred to as the “Industry”) and defined geographic areas (the “Agency Areas”). In particular, the combined company will be the exclusive sales agent in North America and Mexico with respect to Sibelco’s products for the casting steel and HT alloys, display glass, foundry feed amendments, tiles and engobes and welding (electronics) industries. Sibelco will be the exclusive sales agent in North America and Mexico with respect to the combined company’s products for the coating and polymers industries and throughout the world with respect to the combined company’s products for the sanitaryware, ceramic ware, industrial ceramics and feed amendments industries.

As compensation for its services, each agent will receive a commission equal to five percent of the Net Sales of the products generated by the agent for which the producer received payment from a customer. Net Sales is defined as gross sales of products by the agent in an Agency Area excluding (i) transportation costs, (ii) replacement costs, (iii) rebates, (iv) warehouse, terminal and handling costs and (v) import and export fees.

When acting as producer, the combined company and Sibelco, as applicable, will grant the agent a non-exclusive, non-transferable, revocable right to use its product trademarks in connection with the marketing and promotion of its products by the agent within an Agency Area.

Non-Compete Agreement

At the closing of the Merger, the combined company and Sibelco will enter into the Non-Compete Agreement, pursuant to which the combined company and Sibelco will agree to refrain from selling, marketing, distributing or producing certain products within defined markets and territories and Sibelco will be provided a right of first offer with respect to certain acquisitions and investment opportunities of the combined company. The Non-Compete Agreement will automatically terminate when Sibelco, together with its controlled affiliates, ceases to own more than 50% of the issued and outstanding shares of the combined company common stock.

Accounting Treatment

The Merger will be accounted for as a business combination under U.S. GAAP. The purchase price will be equal to the Cash Consideration plus an amount determined based on the number of shares of combined company common stock issued using the Fairmount Santrol stock price on the date of the Merger. The purchase price will also include additional consideration related to converted Fairmount Santrol equity awards for amounts attributable to pre-Merger services. The purchase price will be allocated to the fair values of assets acquired and liabilities assumed. Any excess purchase price after this allocation will be assigned to goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment. The operating results of Fairmount Santrol will be part of the combined company beginning on the date of the closing of the Merger.

In connection with the application of acquisition accounting, ASC 805 requires one of the combining entities to be identified as the accounting acquirer. Unimin will be treated as the acquiring entity for accounting purposes. In identifying Unimin as the acquiring entity for accounting purposes, Unimin took into account the voting rights of all equity instruments, the intended corporate governance structure of the combined company and the size of each of the companies. In assessing the size of each of the companies, Unimin evaluated various metrics, including, but not limited to, assets, revenue, operating income, EBITDA, Adjusted EBITDA and enterprise value. No single factor was the sole determinant in the overall conclusion that Unimin is the acquirer for accounting purposes, but all factors were considered in arriving at such conclusion.

Litigation Relating to the Merger

The Merger Agreement requires that each party will promptly advise the other party of any litigation or proceeding (including any litigation or proceeding under or relating to any antitrust law) commenced after

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

December 11, 2017 against such party or any of its directors (in their capacity as such) by any stockholders of such party (on their own behalf or on behalf of such party) relating to the Merger Agreement or any of the transactions contemplated thereby and will keep the other party reasonably informed regarding any such litigation. Each party will give the other party the opportunity to participate in the defense or settlement of any such litigation brought by any stockholders, and no such settlement will be agreed to without the other party’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed.

Restrictions on Sales of Shares of the Combined Company Common Stock Received in the Merger

The shares of combined company common stock to be issued will be freely transferable under the Securities Act and the Exchange Act, except for shares issued to any stockholder who may be deemed to be an “affiliate” of the combined company for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under common control with the combined company and may include the executive officers, directors and significant combined company stockholders. This proxy statement/prospectus does not cover resales of the combined company common stock received by any person upon the closing of the Merger, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.

In addition, the Stockholders Agreement among the combined company, Sibelco and certain other Fairmount Santrol stockholders to be entered into at the effective time provides that:

•	for 45 days beginning at the effective time, Sibelco and any party to the Stockholders Agreement who is also a combined company director cannot, and to the extent permitted by applicable law must cause their respective controlled affiliates not to, transfer or agree to transfer any combined company common stock or other shares of capital stock to any person that is not an affiliate of such stockholder;

•	for three years following the effective time, unless approved by a majority of the Fairmount-nominated independent directors, Sibelco will not, and will cause its controlled affiliates not to, transfer or agree to transfer any combined company common stock or other shares of capital stock to any person (other than an affiliate of Sibelco) or group if such person or group would, following such transfer, beneficially own in excess of (i) 15% of the voting power of the outstanding shares of combined company voting stock or (ii) 50% of the voting power of the outstanding shares of combined company voting stock, unless such person agrees to make an offer to purchase all shares of combined company common stock held by all combined company stockholders for the same consideration and on substantially the same terms and conditions; and

•	notwithstanding the foregoing, Sibelco can transfer shares of combined company stock at any time (i) to any wholly owned affiliate of Sibelco who signs a joinder to the Stockholders Agreement, (ii) pursuant to a public offering of shares of combined company common stock (including pursuant to spin-off or split-off transactions or related actions involving a person holding Sibelco’s interest in the combined company) or (iii) in connection with a change of control of Sibelco. A change of control of Sibelco means (i) the acquisition by any other person, directly or indirectly, of record or beneficial ownership of more than 50% of the total voting securities of Sibelco, (ii) the acquisition by any other person of all or substantially all of the consolidated assets of Sibelco or (iii) the acquisition by any other person of the ability to vote or direct the voting securities of Sibelco for the election of a majority of Sibelco’s directors.

Certain Governance Matters Following the Merger

Following the Merger, the Combined Company Board will be comprised of 11 directors. Pursuant to the terms of the Merger Agreement, Fairmount Santrol and Unimin will cooperate and take all actions as are necessary to cause, effective as of the effective time, the Combined Company Board to be comprised of:

•	the six Unimin-nominated directors;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the four Fairmount-nominated directors; and

•	the Chief Executive Officer of the combined company as of the effective time, who will be Jenniffer D. Deckard.

At least three of the Fairmount-nominated directors must qualify as independent directors under NYSE corporate governance rules. If, prior to the effective time, any individual designated to serve on the Combined Company Board after the effective time is unable or unwilling to so serve, Unimin or Fairmount Santrol, as applicable, will designate another individual to serve in such individual’s capacity.

Under the terms of the Stockholders Agreement, from the effective time until the day following the third annual meeting of the combined company stockholders following the effective time, Sibelco and the other combined company stockholders who are parties to the Stockholders Agreement will vote all voting shares of combined company stock owned by them, and take all other necessary actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the combined company or otherwise), and the combined company and its directors will take all necessary actions within its and their control:

•	to ensure that the number of directors constituting the Combined Company Board is fixed and remains at 11 directors;

•	prior to the Trigger Date, to nominate and vote to elect the Unimin-nominated directors and the Fairmount-nominated directors as described above in accordance with the Merger Agreement; and

•	from and after the Trigger Date,

•	to cause the number of Unimin-nominated directors to be reduced so that the number of Unimin-nominated directors is at all times equal to the product of (x) Sibelco’s percentage ownership of outstanding shares of combined company common stock and (y) the total number of directors authorized to serve on the Combined Company Board (rounded down to the nearest whole number); and

•	to nominate and vote to elect as directors:

•	the number of Unimin-nominated directors calculated as described above (reflecting Sibelco’s percentage ownership of outstanding shares of combined company common stock);

•	the number of individuals equal to the difference between six and the number of Unimin-nominated directors, nominated in accordance with the Stockholders Agreement (including the provisions regarding filling vacancies described below);

•	the Fairmount-nominated directors; and

•	the Chief Executive Officer of the combined company, from time to time.

The “Trigger Date” is defined as the earlier of (i) the close of business on the tenth business day following the date on which Sibelco and its affiliates no longer beneficially own more than 50% of the outstanding shares of combined company common stock and (ii) the close of business on the business day following the public announcement by Sibelco that Sibelco has made an election that the Trigger Date has occurred.

For the avoidance of doubt, subject to the provisions in the Stockholders Agreement related to vacancies, at no time prior to the third annual meeting of combined company stockholders following the effective time may the number of Unimin-nominated directors be more than one more than half of the total Combined Company Board.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

In addition, from the effective time until the third annual meeting date, if a vacancy is created on the Combined Company Board at any time due to the death, disability, retirement, resignation or removal of a director, then:

•	if such director is a Unimin-nominated director, the remaining Unimin-nominated directors have the right to designate an individual to fill such vacancy;

•	if such director is a Fairmount-nominated director, then the remaining Fairmount-nominated directors have the right to designate an individual to fill such vacancy;

•	prior to the Trigger Date, if the vacancy is caused by the death, disability, retirement, resignation or removal of a Fairmount-nominated director, and the Fairmount-nominated directors do not fill such vacancy for more than 30 days after notice from the combined company of such failure to fill the vacancy, then the vacant position will be filled by an individual designated by the Unimin-nominated directors then in office, but any such individual will be removed if the remaining Fairmount-nominated directors so direct and simultaneously designate a new director; and

•	if a vacancy is created on the Combined Company Board because of the removal of a Unimin-nominated director due to a decrease in Sibelco’s percentage ownership of outstanding shares of combined company common stock as described above, then the remaining directors will have the right to immediately designate a replacement for the removed director to fill such vacancy, provided that any such replacement must be an independent director.

In addition, from the effective time until the third annual meeting date, if the Chief Executive Officer of the combined company is removed or resigns as Chief Executive Officer of the combined company pursuant to the terms of such officer’s employment agreement, then such individual will also be removed as a director, and the successor Chief Executive Officer of the combined company will be appointed to the Combined Company Board in accordance with the combined company’s certificate of incorporation and the combined company’s bylaws.

From and after the third annual meeting date, the size and composition of the Combined Company Board may be adjusted by the Combined Company Board in accordance with the combined company’s certificate of incorporation and the combined company’s bylaws, subject to the applicable NYSE listing rules.

Additional governance related arrangements agreed to by Fairmount Santrol and Unimin are set forth in the Stockholders Agreement and in the combined company’s certificate of incorporation and the combined company’s bylaws attached as Annex C and Annex D, respectively, to this proxy statement/prospectus that will become effective as of the effective time. See the sections entitled “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Stockholders Agreement” and “Description of Combined Company Capital Stock.”

The Fairmount Board recommends that Fairmount Santrol stockholders vote “FOR” the Fairmount Santrol Merger proposal.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

INTERESTS OF FAIRMOUNT SANTROL’S

DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

Certain of the directors and executive officers of Fairmount Santrol negotiated the terms of the Merger Agreement, the Fairmount Board approved the Merger Agreement and the Fairmount Board recommended that Fairmount Santrol stockholders vote in favor of the Fairmount Santrol Merger proposal and each of the other proposals presented herein. Fairmount Santrol directors and executive officers have certain financial interests in the Merger that may be different from, or in addition to, or in conflict with, those of Fairmount Santrol stockholders generally. These interests include the treatment in the Merger of Fairmount Santrol equity compensation awards, severance arrangements for the benefit of certain Fairmount Santrol executive officers, the expectation that some of the directors and executive officers of Fairmount Santrol will serve as directors and executive officers of the combined company or its subsidiaries following the closing of the Merger, the indemnification of current and former Fairmount Santrol directors and officers by the combined company and the potential for additional bonuses.

The Fairmount Board was aware of and considered these interests when it (i) approved the Merger Agreement, (ii) determined that entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Fairmount Santrol and Fairmount Santrol stockholders and authorized the execution, delivery and performance of the Merger Agreement and (iii) directed that the Merger Agreement be submitted for consideration by Fairmount Santrol stockholders. Fairmount Santrol stockholders should be aware of these interests when they consider recommendations of the Fairmount Board that they vote in favor of the Fairmount Santrol Merger proposal, the Fairmount Santrol compensation proposal and the Fairmount Santrol adjournment proposal.

Consideration Payable to Fairmount Santrol Directors and Executive Officers Pursuant to the Merger

For information regarding the Fairmount Santrol directors’ and executive officers’ beneficial ownership of Fairmount Santrol common stock see “Principal Stockholders of Fairmount Santrol” beginning on page 320. Dispositions of shares of Fairmount Santrol common stock by Fairmount Santrol directors and executive officers and the exercise, settlement or forfeiture of Fairmount Santrol equity awards, in each case prior to the closing of the Merger, will change the total amount of the Stock Consideration and the Cash Consideration the Fairmount Santrol directors and executive officers will receive in respect of their shares of Fairmount Santrol common stock upon the closing of the Merger.

Treatment of Outstanding Fairmount Santrol Equity Compensation Awards

Under the Merger Agreement, Fairmount Santrol equity awards outstanding immediately prior to the effective time, whether vested or unvested, including awards held by Fairmount Santrol directors and executive officers, will be converted into corresponding equity awards of the combined company with respect to a number of shares of combined company common stock calculated by multiplying the number of shares of Fairmount Santrol common stock underlying the award by the Exchange Ratio. For converted stock options, the exercise price of such stock options will be determined by dividing the per-share exercise price of the Fairmount Santrol Stock Options by the Exchange Ratio.

Stock options granted under the Fairmount Santrol Holdings, Inc. Stock Option Plan have “single trigger” vesting and will vest upon the closing date of the Merger. All Fairmount Santrol Stock Options granted to the executive officers with “single trigger” vesting have an exercise price equal to or greater than $5.21. All other Fairmount Santrol equity awards (as converted) have “double trigger” vesting and will become fully vested and exercisable (as applicable) if the executive officer is terminated without cause or if the executive officer terminates his or her employment for good reason during the one-year period following the closing of the Merger. Further, all vested converted stock options will remain exercisable for a minimum period of 12 months following the executive officer’s termination of employment at any time and for any reason other than for cause

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

or, if earlier, until the original expiration date of the Fairmount Santrol Stock Option. The treatment of Fairmount Santrol equity awards outstanding immediately prior to the effective time is more fully described in “The Merger Agreement—Treatment of Fairmount Santrol Equity Awards” beginning on page 196.

The following tables set forth the number of shares of Fairmount Santrol common stock underlying outstanding Fairmount Santrol Stock Options, Fairmount Santrol RSUs and Fairmount Santrol PSUs held by Fairmount Santrol directors and executive officers as of January 8, 2018. The tables also set forth the value of these awards, assuming a price per share of Fairmount Santrol common stock of $5.21, the average per share closing price of Fairmount Santrol common stock over the first five business days following December 12, 2017, which is the date of the first public announcement of the Merger.

Stock Options

Name	Number of Shares Underlying Fairmount Santrol Stock Options	Estimated Value of Fairmount Santrol Stock Options(2)
Directors
William E. Conway	—	—
Michael G. Fisch	—	—
Charles D. Fowler	—	—
Stephen J. Hadden	—	—
Michael C. Kearney	—	—
William P. Kelly	59,500	$97,580
Matthew F. LeBaron	—	—
Michael E. Sand	—	—
Lawrence N. Schultz	59,500	$97,580
Named Executive Officers
Jenniffer D. Deckard	769,212	$1,803,149
Michael F. Biehl	186,500	$255,360
Mark E. Barrus(1)	255,582	$158,000
Gerald L. Clancey	888,100	$2,060,160
George W. Magaud	168,940	$228,240
Brian J. Richardson	191,300	$228,240
3 Other Executive Officers	1,467,274	$2,365,000

(1)	Mr. Barrus served as Fairmount Santrol’s interim Chief Financial Officer until April 2016 and is included as a named executive officer of Fairmount Santrol in this proxy statement/prospectus because he was included as a named executive officer of Fairmount Santrol in Fairmount Santrol’s Definitive Proxy Statement for Fairmount Santrol’s 2017 Annual Meeting (filed with the SEC on April 6, 2017). Mr. Barrus’ current title is Vice President and Treasurer.
(2)	For purposes of calculating these estimated values, the value of each Fairmount Santrol Stock Option is assumed to be equal to the number of shares of Fairmount Santrol common stock subject to each option multiplied by the excess of $5.21, the average per share closing price of Fairmount Santrol common stock over the first five trading days following December 12, 2017, which is the date of the first public announcement of the Merger, over the applicable exercise price of such Fairmount Santrol Stock Option.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol RSU Awards

Name	Number of Shares Underlying Fairmount Santrol RSU Awards(1)	Estimated value of Fairmount Santrol RSU Awards
Directors
William E. Conway	38,466	$200,408
Michael G. Fisch	—	—
Charles D. Fowler	56,549	$294,620
Stephen J. Hadden	53,489	$278,678
Michael C. Kearney	—	—
William P. Kelly	3,060	$15,943
Matthew F. LeBaron	18,083	$94,212
Michael E. Sand	—	—
Lawrence N. Schultz	3,060	$15,943
Named Executive Officers
Jenniffer D. Deckard	76,186	$396,929
Michael F. Biehl	123,816	$645,081
Mark E. Barrus	28,484	$148,402
Gerald L. Clancey	119,836	$624,346
George W. Magaud	42,032	$218,987
Brian J. Richardson	71,400	$371,994
3 Other Executive Officers	127,492	$664,233

(1)	Amounts shown in this column represent the number of shares underlying Fairmount Santrol RSU awards granted to the directors and executive officers of Fairmount Santrol as of January 8, 2018. Amounts shown in this column do not include shares underlying Fairmount Santrol RSU awards that may be granted in accordance with the terms of the Merger Agreement to the directors and executive officers of Fairmount Santrol after January 8, 2018.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol PSU Awards

Name	Number of Shares Underlying Fairmount Santrol PSU Awards(1)	Estimated value of Fairmount Santrol PSU Awards
Directors
William E. Conway	—	—
Michael G. Fisch	—	—
Charles D. Fowler	—	—
Stephen J. Hadden	—	—
Michael C. Kearney	—	—
William P. Kelly	—	—
Matthew F. LeBaron	—	—
Michael E. Sand	—	—
Lawrence N. Schultz	—	—
Named Executive Officers
Jenniffer D. Deckard	97,432	$507,621
Michael F. Biehl	101,531	$528,977
Mark E. Barrus	30,990	$161,458
Gerald L. Clancey	53,822	$280,413
George W. Magaud	48,768	$254,081
Brian J. Richardson	51,428	$267,940
3 Other Executive Officers	143,511	$747,692

(1)	Amounts shown in this column represent shares underlying Fairmount Santrol PSU awards granted to the directors and executive officers of Fairmount Santrol as of January 8, 2018. For each such Fairmount Santrol PSU award, the amounts included in this column represent 100% of the target number of shares for 2016 Fairmount Santrol PSU awards granted and 133% of the target number of shares for 2017 Fairmount Santrol PSU awards.

Equity Grants During the Interim Period Prior to Completion of the Merger

Pursuant to the Merger Agreement, Fairmount Santrol may grant additional equity awards to employees of Fairmount Santrol during the interim period prior to the effective time, including the executive officers of Fairmount Santrol, in the ordinary course of business consistent with past practice. The equity awards that may be granted to executive officers of Fairmount Santrol during the interim period will be made in the form of time-vested Fairmount Santrol RSU awards. Each such Fairmount Santrol RSU Award will provide for full and immediate vesting if the executive officer’s employment is terminated without Cause or by the executive officer for Good Reason (as each term is defined in the Merger Agreement) during the one year period beginning on the closing of the Merger and ending on the first anniversary of the closing date of the Merger. Additionally, Fairmount Santrol may grant shares of Fairmount Santrol common stock (which may be deferred) to directors of Fairmount Santrol during the interim period in the ordinary course of business consistent with past practice.

Potential Bonus and Enhanced Severance Awards During the Interim Period

Pursuant to the Merger Agreement, Fairmount Santrol may grant additional bonuses and enhanced severance awards to employees of Fairmount Santrol (including its executive officers) during the interim period in amounts (if any) to be determined prior to the effective time.

Severance Arrangements

Fairmount Santrol sponsors the Executive Change in Control Severance Plan (the “CIC Plan”) for the benefit of nine executive officers, which generally provides a severance payment equal to two times (or three

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

times in the case of Fairmount Santrol’s President and Chief Executive Officer) a participant’s base salary and annual bonus target, a prorated annual bonus based on target level achievement, and a lump sum payment equal to 18 months of projected premiums required to receive extended health care coverage under COBRA if Fairmount Santrol (or its successor) terminates a participant’s employment without Cause, or the participant terminates his or her employment for Good Reason, within 60 days prior to, and two years following a Change in Control (as such terms are defined therein) of Fairmount Santrol. The CIC Plan includes additional provisions for Mark Barrus, whose current title is Vice President and Treasurer. If Mr. Barrus continues to serve Fairmount Santrol and support the potential Change in Control, he will receive 55% of his then-current base salary or 55% of his salary as of the date of his addition to the CIC Plan (whichever is greater), upon the completion of the Change in Control, or if earlier, September 30, 2018. Additionally, in lieu of the severance payment based on a multiple of base salary and target bonus, upon his termination without Cause or resignation for Good Reason, Mr. Barrus will receive a lump sum payment under the CIC Plan equal to 52 weeks of his then-current salary. Mr. Barrus will only be eligible for severance benefits under the CIC Plan if the Change in Control occurs on or prior to September 30, 2018 and Mr. Barrus experiences a termination without Cause or resigns for Good Reason 60 days prior to or within 12 months following the Change in Control. Thereafter, if Mr. Barrus experiences a termination without Cause or resigns for Good Reason under Fairmount Santrol’s Salaried Severance Plan (the “Salaried Severance Plan”) (as such terms are defined in such plan), he will be entitled to continued salary payments for 52 weeks in accordance with normal payroll practices, a prorated bonus payment for the year in which he experiences a qualifying termination, continued participation in Fairmount Santrol’s health and dental insurance plans for 52 weeks at the employee premium rates and one year of outplacement services. Executive officers must execute a release of claims and non-competition and non-solicitation agreement in favor of Fairmount Santrol in order to be eligible for benefits under the CIC Plan and Salaried Severance Plan. The closing of the Merger will constitute a Change in Control for purposes of the CIC Plan and Salaried Severance Plan. If any excise taxes would be triggered under Section 4999 of the Internal Revenue Code and any related taxes and penalties, then the change in control payments to the executive officers will be reduced by the amount needed to avoid triggering the excise tax if such reduction will put the executive officer in a better after-tax position than the executive officer’s after-tax position would be before applying such reduction.

Fairmount Santrol entered into a severance agreement with Mr. Biehl, its Executive Vice President and Chief Financial Officer, on May 6, 2016. Under the terms of the severance agreement, if Mr. Biehl’s employment is terminated without Cause or he terminates employment for Good Reason (as each term is defined therein), Mr. Biehl will receive (i) 18 months of pay in equal monthly installments following termination, based upon Mr. Biehl’s highest annualized base salary for the 12 months immediately preceding such termination, (ii) a prorated bonus for the year in which such termination occurs (which shall be a minimum of 25% of Mr. Biehl’s annual base salary) and (iii) reimbursement for up to 18 months of premiums for health continuation coverage under COBRA, in each case, subject to his execution of a release of claims in favor of Fairmount Santrol, as well as continued compliance under any non-competition, non-solicitation or nondisclosure agreement he has with Fairmount Santrol. Any benefit that Mr. Biehl would receive under the CIC Plan would be reduced by the amount Mr. Biehl receives under this severance agreement.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the cash severance payments and estimated value of the welfare benefits that each executive officer would receive under the applicable severance plan or agreement, in each case, assuming a qualifying termination of employment pursuant to the applicable severance plan or agreement immediately following the closing of the Merger and assuming the Merger is consummated on January 8, 2018.

Name	Severance Payment(1)	Welfare Benefit Value(2)	Total
Jenniffer D. Deckard	$3,334,730.82	$32,655.96	$3,367,386.78
Michael F. Biehl	$1,877,415.15	$34,937.82	$1,912,352.97
Mark E. Barrus	$385,286.16	$32,968.26	$418,254.42
Gerald L. Clancey	$1,462,743.35	$31,972.14	$1,494,715.49
George W. Magaud	$1,137,832.04	$32,968.26	$1,170,800.30
Brian J. Richardson	$1,102,851	$31,068.54	$1,133,919.54
3 Other Executive Officers	$3,173,329.46	$66,699.90	$3,240,029.36

(1)	Amounts in this column represent the “double trigger” cash bonus, pro-rated bonus and severance payments that the executive officers would be entitled to receive under the CIC Plan (and pursuant to Mr. Biehl’s severance agreement) and the “single trigger” cash retention bonus payable to Mr. Barrus under the CIC Plan, based on the assumptions described above. The cash severance and bonus payments will be paid upon a qualifying termination within the period that is 60 days prior to and 2 years following (for Mr. Barrus, 1 year following and only if a change in control occurs on or prior to September 30, 2018) a change in control. If Mr. Biehl’s employment is terminated after the two year period following the closing of the Merger, he will continue to be eligible for severance benefits under his severance agreement, and if Mr. Barrus’s employment is terminated after the one year period following the closing of the Merger, or if the Merger is consummated after September 30, 2018, he will be eligible for severance benefits under the Salaried Severance Plan instead of the CIC Plan. Mr. Barrus will be entitled to receive his cash retention bonus under the CIC Plan on the earlier of September 30, 2018 or upon the closing of the Merger if he continues to serve Fairmount Santrol and support the Merger through such date.
(2)	Amounts shown in this column reflect the cost of providing 18 months of premiums for health continuation coverage under COBRA pursuant to the CIC Plan and Mr. Biehl’s severance agreement based on the assumptions described above. These amounts are “double-trigger” benefits that will be paid upon a qualifying termination of employment within the period of 60 days prior to and 2 years following (for Mr. Barrus, 1 year following and only if a change in control occurs on or prior to September 30, 2018) a change in control. If Mr. Biehl’s employment is terminated after the two year period following the closing of the Merger, he will continue to be eligible for the same welfare benefits under the terms of his severance agreement. If the Merger is consummated after September 30, 2018, Mr. Barrus will be eligible for benefits under the Salaried Severance Plan instead of the CIC Plan.

Payout of Deferred Compensation Amounts Upon the Closing of the Merger

Pursuant to the terms of the FMSA Holdings Inc. Nonqualified Deferred Compensation Plan, upon a Change in Control (as defined therein), Fairmount Santrol directors who have deferred Fairmount Santrol RSU awards will receive a payout of such awards on the date of the closing of the Merger. The Merger will constitute a change in control under the Nonqualified Deferred Compensation Plan. Fairmount Santrol’s executive officers do not participate in the FMSA Holdings Inc. Nonqualified Deferred Compensation Plan.

The following table sets forth the estimated amount each such Fairmount Santrol director will receive under the FMSA Holdings Inc. Nonqualified Deferred Compensation Plan in respect of such director’s deferred Fairmount Santrol RSU awards assuming a price per share of Fairmount Santrol common stock equal to $5.21,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

the average per share closing price of Fairmount Santrol common stock over the first five business days following December 12, 2017, which is the date of the first public announcement of the Merger.

Name of Director	Estimated Amount of Payout under the FMSA Holdings Inc. Nonqualified Deferred Compensation Plan
William E. Conway	$184,465
Michael G. Fisch	—
Charles D. Fowler	$278,678
Stephen J. Hadden	$278,678
Michael C. Kearney	—
William P. Kelly	—
Matthew F. LeBaron	$94,212
Michael E. Sand	—
Lawrence N. Schultz	—

Executive Officer Positions with the Combined Company

Upon the closing of the Merger, Jenniffer D. Deckard, Fairmount Santrol’s Chief Executive Officer, will serve as Chief Executive Officer of the combined company.

Director Positions with the Combined Company

Upon the closing of the Merger, the Merger Agreement provides that the Combined Company Board will consist of the Fairmount-nominated directors, the Unimin-nominated directors and the Chief Executive Officer of the combined company as of the effective time, who shall be Ms. Deckard.

Under the terms of the Stockholders Agreement, from the effective time until the day following the third annual meeting of the combined company stockholders following the effective time, Sibelco and the other combined company stockholders who are parties to the Stockholders Agreement will vote all voting shares of combined company stock owned by them, and take all other necessary actions within their control, and the combined company and its directors will take all necessary actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the combined company or otherwise) as described in the section entitled “The Merger—Certain Governance Matters Following the Merger”.

Indemnification, Exculpation and Insurance of Directors and Officers

The Merger Agreement provides that the combined company will, and will cause Fairmount Santrol as the surviving corporation in the Merger and Merger Sub LLC as the surviving company in the Second Merger to, from and after the effective time, indemnify and hold harmless each individual who was as of December 11, 2017, or becomes prior to the effective time, a director or officer of Unimin, Fairmount Santrol or any of their respective subsidiaries and each person who was serving as a director or officer of another person at the request of Unimin, Fairmount Santrol or any of their respective subsidiaries (each referred to as an “indemnified party”) to the same extent as such indemnified parties were indemnified as of December 11, 2017 pursuant to the organizational documents of Fairmount Santrol or Unimin, as applicable, or any of their subsidiaries, and any indemnification agreements in existence as of December 11, 2017. In the event of any such claim, action, suit or proceeding, each indemnified party will be entitled to the advancement of expenses incurred in the defense of any such claim, action, suit or proceeding to the same extent as such indemnified parties are entitled to advance of expenses as of December 11, 2017, provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by Delaware law, the organizational documents of Fairmount Santrol or Unimin and any indemnification agreements in existence as of December 11, 2017, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Merger Agreement also requires Merger Sub LLC, as the surviving company in the Second Merger, for a period of six years following the effective time, to either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Fairmount Santrol or any of its subsidiaries or provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons with respect to claims arising from facts or events occurring at or before the effective time, except that in no event will the combined company or Merger Sub LLC as the surviving company in the Second Merger be required to pay with respect to such insurance policies (or substitute insurance policies) of Fairmount Santrol in respect of any one policy year more than 300% of the annual premium payable by Fairmount Santrol for such insurance for the prior 12 months (referred to as the “maximum amount”). If the combined company or Fairmount Santrol as the surviving corporation of the Merger is unable to obtain the required insurance, it must obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the maximum amount in respect of each policy year within such period. In lieu of the foregoing, Fairmount Santrol may obtain at or prior to the effective time a six-year “tail” policy under its existing directors’ and officers’ insurance policy providing equivalent coverage to that described above for a cost, on an annual basis, not to exceed the maximum amount.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES OF THE TRANSACTION

The following discussion is a summary of certain material U.S. federal income tax considerations under present law with respect to the exchange of Fairmount Santrol common stock for the Merger Consideration pursuant to the Merger and the ownership and disposition of combined company common stock. This summary deals only with U.S. holders and non-U.S. holders (each as defined below) exchanging Fairmount Santrol common stock in the Merger that use the U.S. dollar as their functional currency, hold their Fairmount Santrol common stock as a capital asset and will hold its combined company common stock as a capital asset. This summary does not address tax considerations applicable to investors subject to special rules, such as persons that will own immediately after the execution of the Mergers (directly, indirectly or constructively) 10% or more by vote or value of the combined company equity interests, certain financial institutions, dealers or traders, insurance companies, tax exempt entities, pension funds, individual retirement or other tax-deferred accounts, real estate investment trusts, regulated investment companies, expatriates, foreign governments, partnerships and other pass through entities (and partners or other investors in partnerships or other pass through entities), persons holding their shares as part of a hedge, straddle, conversion, constructive sale or other integrated transaction or persons who acquired Fairmount Santrol common stock pursuant to the exercise of options or otherwise as compensation. This summary also does not address any U.S. state and local tax or non-U.S. tax considerations.

As used herein, “U.S. holder” means a beneficial owner of Fairmount Santrol common stock and, after the exchange of Fairmount Santrol common stock for the Merger Consideration pursuant to the Merger, a beneficial owner of combined company common stock that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust that (a) is subject to the primary supervision of a court within the United States if one or more U.S. persons have the authority to control all of its substantial decisions or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of Fairmount Santrol common stock and, after the exchange of Fairmount Santrol common stock pursuant to the Merger, combined company common stock that is, for U.S. federal income tax purposes, an individual, a corporation, a trust or an estate that is not a U.S. holder.

The tax consequences to a partnership or other entity treated as a partnership for U.S. federal income tax purposes (and of partners or other investors in a partnership or other entity treated as a partnership) exchanging its Fairmount Santrol common stock for the Merger Consideration, or holding or disposing of combined company common stock, generally will depend on the status of the partnership and the activities of its partners. Partnerships (and partners or other investors in partnerships) holding Fairmount Santrol common stock should consult their own tax advisers about the U.S. federal income tax consequences to their partners from participating in the Merger and acquiring, owning and disposing of combined company common stock.

U.S. Federal Income Taxation of the Mergers

The Mergers

Unimin and Fairmount Santrol intend that the Mergers, taken together as an integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Fairmount Santrol to complete the Merger is conditioned upon the receipt of an opinion from Jones Day, counsel to Fairmount Santrol, or another independent tax advisor of national reputation to the effect that the Mergers, taken together as an integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion will be based on assumptions, representations and warranties, including those contained in the Merger Agreement and in tax representation letters provided by Unimin (on behalf of itself, Merger Sub and Merger Sub LLC) and Fairmount Santrol. The accuracy of such assumptions, representations and warranties could affect the conclusions set forth in such opinion and in this discussion. The opinion is not binding on the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

IRS or the courts, and neither Unimin nor Fairmount Santrol intends to obtain a ruling from the IRS with respect to the tax consequences of the Mergers. Additionally, the opinion of counsel and the discussion below do not address any U.S. state or local or non-U.S. tax consequences of the Mergers.

If the Mergers do not qualify as a reorganization, a U.S. holder will be required to recognize gain or loss on its exchange of Fairmount Santrol common stock for the Merger Consideration, and a non-U.S. holder generally will not be subject to U.S. federal income tax on its exchange of Fairmount Santrol common stock for the Merger Consideration unless:

(i)	the gain (if any) is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to the non-U.S. holder’s U.S. permanent establishment or fixed base), in which case such gain will be taxed on a net income basis (and, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, potentially an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty);

(ii)	such non-U.S. holder is an individual present in the United States for at least 183 days during the taxable year that includes the effective time and certain other conditions are met, in which case such non-U.S. holder will generally be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources, including gain from the disposition pursuant to the Merger, exceed any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty; or

(iii)	Fairmount Santrol is as of the effective time, or has been at any time during the Merger Testing Period (as defined herein) a USRPHC, in which case such non-U.S. holder will be subject to the FIRPTA Tax if such non-U.S. holder is a Significant Shareholder (as defined herein).

With respect to clause (iii), it is possible that Fairmount Santrol may have been a USRPHC at one or more times during the prior five years.

The remainder of this discussion assumes that the Mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences to U.S. Holders of the Mergers

A U.S. holder that exchanges its shares of Fairmount Santrol common stock for a combination of shares of the combined company common stock and cash (including cash received in lieu of fractional shares, if any) in the Merger will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash (including cash received in lieu of fractional shares, if any) received by such holder in exchange for its shares of Fairmount Santrol common stock in the Merger; and (ii) the excess, if any, of (a) the sum of the amount of cash (including cash received in lieu of fractional shares, if any) plus the fair market value of the shares of the combined company common stock at the effective time received by such holder in exchange for its shares of Fairmount Santrol common stock in the Merger, over (b) such holder’s tax basis in its shares of Fairmount Santrol common stock exchanged. A U.S. holder’s tax basis in its shares of Fairmount Santrol common stock will generally be equal to the amount paid for such stock.

Any recognized gain will generally be capital gain. Any capital gain will be long-term capital gain if, as of the effective time, the U.S. holder’s holding period with respect to the surrendered shares of Fairmount Santrol common stock exceeds one year. A non-corporate U.S. holder’s long-term capital gain may be taxed at lower rates. Deductions for capital losses are subject to limitations. Any gain recognized by a non-corporate U.S. holder may be subject to a 3.8% Medicare tax on net investment income.

The aggregate tax basis of the shares of the combined company common stock a U.S. holder receives as a result of the Merger will be the same as such holder’s aggregate tax basis in its shares of Fairmount Santrol common stock surrendered in the Merger, decreased by the amount of cash (including cash received in lieu of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

fractional shares, if any) such holder receives and increased by the amount of gain, if any, such holder recognizes in the Merger. The holding period of the shares of the combined company common stock received by a U.S. holder in the Merger will include such holder’s holding period of the shares of Fairmount Santrol common stock surrendered in the Merger.

Tax Consequences to Non-U.S. Holders of the Mergers

A non-U.S. holder that exchanges its shares of Fairmount Santrol common stock for a combination of shares of combined company common stock and cash (including cash received in lieu of fractional shares, if any) in the Merger will recognize gain (but not loss) on the exchange in the same manner as set forth above for U.S. holders in “Tax Consequences to U.S. Holders of the Mergers,” but, subject to the discussion below in “FIRPTA Tax in Respect of the Mergers,” such non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on the exchange unless:

(i)	the gain (if any) is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to the holder’s U.S. permanent establishment or fixed base), in which case such gain will be taxed on a net income basis (and, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, potentially an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty); or

(ii)	such non-U.S. holder is an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met, in which case such non-U.S. holder will generally be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources, including gain from the disposition pursuant to the Merger, exceed any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty.

FIRPTA Tax in Respect of the Mergers

A non-U.S. holder that is a Significant Shareholder (as defined herein) and that receives shares of combined company common stock in the Merger will be subject to U.S. federal net income tax under Section 897 of the Code (the “FIRPTA Tax”) on any gain realized if (i) Fairmount Santrol is or has been a USRPHC at any time during the Merger Testing Period (as defined herein) and (ii) any of the following conditions are met:

•	the combined company is not a USRPHC immediately after the Mergers;

•	the Significant Shareholder does not own, actually or constructively, more than 5% of the combined company common stock immediately after the Mergers; or

•	certain U.S. federal income tax filing requirements are not satisfied by the Significant Shareholder.

A non-U.S. holder that is not a Significant Shareholder (as defined herein) should not be subject to the FIRPTA Tax. This discussion assumes that: (i) Fairmount Santrol common stock is “regularly traded” (within the meaning of Section 897 of the Code) on the NYSE at all times during the year in which the Mergers occur; and (ii) the combined company common stock received in the Merger will be “regularly traded” (within the meaning of Section 897 of the Code) on the NYSE following the effective time.

A corporation generally is characterized as a USRPHC if the fair market value of the “United States real property interests” (“USRPIs”) owned by the corporation and certain of its subsidiaries equals or exceeds 50% of the sum of the fair market value of (i) the USRPIs owned by the corporation and certain of its subsidiaries, (ii) interests in real property located outside of the United States owned by the corporation and certain of its subsidiaries and (iii) other assets used or held for use by the corporation and certain of its subsidiaries in a trade or business. USRPIs include any interest (other than an interest solely as a creditor) in real property located in the United States or the Virgin Islands and in another USRPHC. Real property generally includes land and unsevered

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

natural products of the land, improvements on land (e.g., pipelines and the inherently permanent structural components of power plants) and personal property associated with the use of real property within the meaning of applicable Treasury regulations. It is possible that Fairmount Santrol may have been a USRPHC at one or more times during the prior five years. Unimin believes that there is a significant risk that the combined company will be a USRPHC immediately after the Merger.

As used herein, “Merger Testing Period” means, with respect to a non-U.S. holder, the shorter of (i) the five-year period immediately preceding the effective time and (ii) the period during which the non-U.S. holder held its Fairmount Santrol common stock, and “Significant Shareholder” means a non-U.S. holder that has owned, actually or constructively, more than 5% of Fairmount Santrol common stock at any time during the Merger Testing Period.

The amount of gain recognized by a Significant Shareholder that is subject to the FIRPTA Tax will equal the excess of (i) the sum of the amount of cash (including cash received in lieu of fractional shares, if any) plus the fair market value of the combined company common stock at the effective time received by such non-U.S. holder in exchange for its shares of Fairmount Santrol common stock in the Merger over (ii) such non-U.S. holder’s tax basis in the Fairmount Santrol common stock exchanged therefor. Loss generally may not be recognized by a Significant Shareholder in connection with the Merger. If the FIRPTA Tax applies to a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes, an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty may apply.

A Significant Shareholder subject to the FIRPTA Tax will be required to file a U.S. federal income tax return with the IRS. In the case of a Significant Shareholder that is subject to the FIRPTA Tax, such holder’s aggregate tax basis in the combined company common stock received in the Merger will generally equal such combined company common stock’s fair market value at the time of receipt, and such holder’s holding period in the combined company common stock received in the Merger will begin the day after the effective time.

Non-U.S. holders are urged to consult their tax advisors to determine the possible application of the FIRPTA Tax and other potential U.S. federal income tax consequences of the Merger.

Tax Reporting with respect to the Mergers

In general, each U.S. holder of Fairmount Santrol common stock who receives shares of combined company common stock in the Merger will be required to retain records pertaining to the Merger pursuant to applicable Treasury regulations. In addition, each U.S. holder of Fairmount Santrol common stock that receives combined company common stock in the Merger and that owned immediately before the Merger (i) 5% or more by vote or value of the Fairmount Santrol common stock or (ii) Fairmount Santrol securities with a tax basis of $1,000,000 or more will be required to file a statement with such U.S. holder’s U.S. federal income tax return setting forth such U.S. holder’s tax basis in the shares of Fairmount Santrol common stock surrendered in the Merger, the fair market value of the shares of Fairmount Santrol common stock surrendered in the Merger, the date of the Merger and the name and employer identification number of the combined company and Fairmount Santrol will be required to retain permanent records of this information.

Exchange of Fairmount Santrol Common Stock Solely for Cash Pursuant to Stockholder Appraisal Rights under Delaware Law

U.S. holders. A U.S. holder that properly exercises its appraisal rights under Section 262 and surrenders all of its shares of Fairmount Santrol common stock solely in exchange for cash generally will recognize capital gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder’s adjusted tax basis in the Fairmount Santrol common stock exchanged therefor. Any gain or loss on a sale or other disposition of Fairmount Santrol common stock solely in exchange for cash generally will be long-term capital gain or loss if the holder has held the shares of Fairmount Santrol common stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally eligible for preferential rates of taxation. Deductions

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

for capital losses are subject to limitations. Any gain recognized by a non-corporate U.S. holder may be subject to a 3.8% Medicare tax on net investment income.

Non-U.S. holders. A non-U.S. holder who properly exercises its appraisal rights under Section 262 and surrenders all of its shares of Fairmount Santrol common stock solely in exchange for cash generally will not be subject to U.S. federal income tax on its exchange of Fairmount Santrol common stock for cash unless:

(i)	the gain (if any) is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to the non-U.S. holder’s U.S. permanent establishment or fixed base), in which case such gain will be taxed on a net income basis (and, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, potentially an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty);

(ii)	such non-U.S. holder is an individual present in the United States for at least 183 days during the taxable year that includes the effective time and certain other conditions are met, in which case such non-U.S. holder will generally be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources, including gain from the disposition pursuant to the Merger, exceed any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty; or

(iii)	Fairmount Santrol is as of the effective time, or has been at any time during the Merger Testing Period, a USRPHC, in which case such non-U.S. holder will be subject to the FIRPTA Tax if such non-U.S. holder is a Significant Shareholder.

With respect to clause (iii), it is possible that Fairmount Santrol may have been a USRPHC at one or more times during the prior five years.

U.S. Federal Income Taxation of Holding Combined Company Common Stock

Taxation to U.S. Holders

Dividends

Distributions paid by the combined company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income. Corporate U.S. holders should generally be eligible for the dividends received deduction and non-corporate U.S. holders should generally qualify for reduced rates applicable to qualified dividend income, assuming, in each case, that a minimum holding period and certain other generally applicable requirements are satisfied. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in shares of the combined company common stock and thereafter as capital gain. U.S. holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the combined company. Dividends received by a non-corporate U.S. holder may be subject to a 3.8% Medicare tax on net investment income.

Sales or other dispositions of combined company common stock

A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of combined company common stock in an amount equal to the difference between the amount realized from the disposition and the U.S. holder’s adjusted tax basis in its combined company common stock. Any gain or loss on a sale or other disposition of combined company common stock generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the holder has held the shares of combined company common stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally eligible for preferential rates of taxation. Deductions for capital losses are subject to limitations. Any gain recognized by a non-corporate U.S. holder may be subject to a 3.8% Medicare tax on net investment income.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Taxation to Non-U.S. Holders

Dividends

Distributions on combined company common stock that are characterized as “dividends” (as determined under “Taxation to U.S. holders—Dividends”) paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at 30% or such lower rate as may be provided by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to the combined company or its paying agent a properly completed and executed IRS Form W-8 (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to the combined company or its paying agent prior to the payment of dividends and must be updated periodically. A non-U.S. holder who qualifies for a reduced treaty rate but does not timely provide the combined company or the payment agent with the required certification, may be entitled to a credit against their U.S. federal income tax liability or a refund of the tax withheld, which the non-U.S. holder may claim by filing the appropriate claim form refund with the IRS.

Dividends that are treated as “effectively connected” with a trade or business conducted by a non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder) are not subject to the withholding tax, provided the non-U.S. holder satisfies certain certification and disclosure requirements (e.g., by providing the combined company or its paying agent with a properly completed and executed IRS Form W-8ECI (or applicable successor form)). Instead, such dividends, net of specified deductions and credits, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. To the extent a dividend is effectively connected with a U.S. trade or business, non-corporate non-U.S. holders may be eligible for taxation at reduced U.S. federal tax rates applicable to qualified dividend income. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

Sales or other dispositions of the combined company common stock

Subject to the discussions under “—Backup Withholding and Information Reporting,” “—FATCA” and “—The FIRPTA Tax in respect of combined company common stock” below, a non-U.S. holder will generally not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale or other disposition of combined company common stock. Gain on the sale of combined company common stock may be subject to U.S. net income tax if the gain is effectively connected with a trade or business of such non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base of such non-U.S. holder within the U.S.). Additionally, a non-U.S. holder that is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and meets certain other requirements will be subject to a flat 30% tax on the amount of gain derived from the sale that, together with certain other U.S. source capital gains realized during such year, exceed certain U.S. source capital losses realized during such year.

FIRPTA Tax in respect of combined company common stock

Unimin believes that there is a significant risk that the combined company will be a USRPHC immediately after the Mergers. Accordingly, for so long as the shares of combined company common stock are considered regularly traded on an established securities market, a non-U.S. holder generally would not be subject to a FIRPTA Tax on a sale or other disposition of combined company stock unless such non-U.S. holder were to actually or constructively own more than 5% of the combined company common stock during the Combined Company Testing Period. The “Combined Company Testing Period” is the shorter of (i) the period during which the non-U.S. Holder held its shares of combined company common stock and (ii) the five-year period ending on the disposition date. In addition, if the shares of combined company common stock cease to be considered regularly traded on an established securities market, all non-U.S. holders will potentially be subject to the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

FIRPTA Tax on a sale or disposition of combined company common stock if the combined company was considered a USRPHC during the Combined Company Testing Period.

If the FIRPTA tax applies to a non-U.S. holder’s sale or disposition of combined company common stock, such non-U.S. holder will generally be taxable in the same manner as if it were a U.S. holder. Non-U.S. holders that are considered corporations for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty. A non-U.S. holder that is subject to the FIRPTA Tax will be required to file a U.S. federal income tax return with the IRS. An exemption from the FIRPTA Tax or a reduced tax rate may be available under certain U.S. income tax treaties.

Non-U.S. holders should consult their tax advisors regarding the combined company’s potential status as a USRPHC and the tax considerations relevant to them of selling or disposing of combined company common stock.

FATCA

Certain sections of the Code, which are commonly known as “FATCA,” impose a 30% withholding tax on certain types of payments (including dividends on shares of combined company common stock) made to “foreign financial institutions” and certain other non-U.S. entities unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If any payee, whether or not it is a beneficial owner or an intermediary with respect to a payment, is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertakes to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting or other requirements. Withholding under this legislation on withholdable payments to foreign financial institutions and certain non-financial foreign entities will also apply after December 31, 2018 with respect to the gross proceeds of a disposition of combined company common stock (which will include sales, redemptions and returns on capital). Failure by a non-U.S. holder (or any intermediary through which it will hold its shares of combined company common stock) that is subject to FATCA to comply with its certification and reporting requirements, or properly document its status as a person not subject to FATCA withholding, could result in withholding at a rate of 30% on withholdable payments made to the non-U.S. holder. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA are generally subject to different rules that eliminate withholding in most cases. More than 100 foreign jurisdictions have such an intergovernmental agreement with the U.S. Prospective investors should consult their tax advisors regarding the FATCA legislation and any intergovernmental agreements that apply.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the cash payments made to U.S. holders and non-U.S. holders in connection with the Merger and in respect of shares of combined company common stock, unless an exemption applies. Backup withholding tax may apply to amounts subject to reporting if the U.S. holder or non-U.S. holder fails to provide an accurate taxpayer identification number or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. U.S. holders and non-U.S. holders can claim a credit against their U.S. federal income tax liability for the amount of any backup withholding tax and a refund of any excess, provided that all required information is timely provided to the IRS. U.S. holders and non-U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER. EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF THE MERGER AND OF HOLDING COMBINED COMPANY COMMON STOCK IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

THE MERGER AGREEMENT

The following discussion summarizes the material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. Fairmount Santrol stockholders are urged to read the Merger Agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any voting decisions. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. In reviewing the Merger Agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the Merger Agreement and are not intended to provide any other factual information about Unimin, Fairmount Santrol or any of their respective subsidiaries.

The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement as of certain dates, which are summarized below. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made to the other party in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement;

•	are qualified by information in disclosure schedules provided by Fairmount Santrol to Unimin and by Unimin to Fairmount Santrol; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Merger Agreement and described below may have changed since December 11, 2017 and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. In addition, if specific material facts arise that contradict the representations and warranties in the Merger Agreement, Fairmount Santrol may disclose those material facts in the public filings that it makes with the SEC in accordance with, and to the extent required by, applicable law. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find Additional Information” beginning on page 376.

Structure of the Mergers

The Merger Agreement provides that upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the DGCL, the Merger will be effected at the effective time. Merger Sub will be merged into Fairmount Santrol after which Merger Sub will cease to exist as a separate corporate entity. Fairmount Santrol will continue as the surviving corporation in the Merger and a direct wholly owned subsidiary of the combined company and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub in accordance with the DGCL.

Immediately following the Merger, in accordance with the DGCL and the DLLCA, the Second Merger will be effected. Fairmount Santrol (as the surviving corporation in the Merger) will be merged into Merger Sub LLC after which Fairmount Santrol will cease to exist as a separate corporate entity. Merger Sub LLC will continue as

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

the surviving entity in the Second Merger and a direct wholly owned subsidiary of the combined company and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Fairmount Santrol in accordance with the DGCL and the DLLCA.

Closing

The closing of the Merger will occur at 10:00 a.m., New York time, on the date that is the later of (i) the third business day after the satisfaction or waiver of all of the closing conditions contained in the Merger Agreement (other than those conditions that by their terms are to be fulfilled at closing, including the HPQ Carveout, but subject to fulfillment or waiver of such conditions) and (ii) March 31, 2018, unless another time or date is agreed to in writing by Unimin and Fairmount Santrol. For a description of the conditions to the closing of the Merger, see “—Conditions to Closing of the Merger” beginning on page 213 of this proxy statement/prospectus. The closing of the Second Merger will take place immediately following the effective time unless another time or date is agreed to in writing by Unimin and Fairmount Santrol.

Effective Time

Subject to the provisions of the Merger Agreement, as soon as practicable on the closing date of the Merger, the parties to the Merger Agreement will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL in order to give effect to the Merger. The Merger will become effective at the effective time, unless a later time is agreed in writing by Unimin and Fairmount Santrol and specified in the certificate of merger.

Immediately following the effective time, and subject to the provisions of the Merger Agreement, the parties to the Merger Agreement will cause the Second Merger to be consummated by filing with the Secretary of State of the State of Delaware a second certificate of merger, duly executed and completed in accordance with the relevant provisions of the DGCL and the DLLCA, and will make all other filings or recordings required under the DGCL and the DLLCA in order to give effect to the Second Merger. The Second Merger will become effective upon the filing of the second certificate of merger, unless a later time is agreed in writing by Unimin and Fairmount Santrol and specified in the second certificate of merger.

Effects of the Merger; Merger Consideration

As of the effective time, by virtue of the Merger and without any action on the part of any of the parties to the Merger Agreement or the holders of any shares of Fairmount Santrol common stock, each issued and outstanding share of Fairmount Santrol common stock (other than (1) shares owned by Fairmount Santrol or any wholly owned subsidiary of Fairmount Santrol (or held in the treasury of Fairmount Santrol) immediately prior to the effective time, (2) shares owned by Sibelco or any of its subsidiaries immediately prior to the effective time and (3) shares held by any stockholder who is entitled to appraisal rights and has properly exercised and perfected (and not effectively withdrawn or lost) such stockholder’s demand for appraisal rights under the DGCL) will be converted into the right to receive:

(a)	the Stock Consideration, consisting of such number of shares of the combined company common stock equal to the Exchange Ratio (as defined herein);

(b)	the Cash Consideration, consisting of an amount in cash equal to the result of (x) $170,000,000, divided by (y) the fully diluted Fairmount Santrol share number (as defined herein), without interest; and

(c)	cash in lieu of fractional shares, if any, without interest.

The “Exchange Ratio” is equal to “y” where the product of (A) the sum of (1) 229,895,367 plus (2) the aggregate number of shares of Fairmount Santrol common stock issued between December 8, 2017 and the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

effective time (excluding shares of Fairmount Santrol common stock issued in connection with the settlement of Fairmount Santrol equity awards outstanding as of December 8, 2017), plus (3) in respect of any Fairmount Santrol RSU awards and Fairmount Santrol PSU awards granted between December 8, 2017 and the effective time, the aggregate number of shares of Fairmount Santrol common stock subject to such Fairmount Santrol RSU awards and Fairmount Santrol PSU awards immediately prior to the effective time, and (B) y, is equal to the Aggregate Foxtrot Shares. The Aggregate Foxtrot Shares is equal to 0.35 multiplied by x (where 0.65 multiplied by x is equal to the aggregate number of shares of issued and outstanding Unimin stock that Sibelco and its affiliates own immediately prior to the effective time after giving effect to the HPQ Redemption and the Cash Redemption).

The “fully diluted Fairmount Santrol share number” is equal to the sum of (in each case, as of immediately prior to the effective time): (i) the aggregate number of shares of issued and outstanding Fairmount Santrol common stock; (ii) the aggregate number of shares of Fairmount Santrol common stock subject to Fairmount Santrol RSU awards; (iii) the aggregate number of shares of Fairmount Santrol common stock subject to 2016 Fairmount Santrol PSU awards assuming achievement of 100% of target performance; (iv) the aggregate number of shares of Fairmount Santrol common stock subject to 2017 Fairmount Santrol PSU awards assuming achievement of 133% of target performance; and (v) for each in-the-money Fairmount Santrol Stock Option outstanding immediately prior to the effective time, the product of (A) the aggregate number of shares of Fairmount Santrol common stock subject to the in-the-money Fairmount Santrol Stock Option and (B) the quotient, calculated to two decimal places and rounded down, of (a) the difference between (1) the volume weighted average price per share of Fairmount Santrol common stock in respect of the 30 consecutive trading days ending with the second complete trading day immediately prior to the closing date of the Merger (the “Company Share Value”) and (2) the exercise price for such in-the–money Fairmount Santrol Stock Option and (b) the Company Share Value.

As of the effective time, all shares of Fairmount Santrol common stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist. As of the effective time, each holder of a certificate or book-entry share representing any shares of Fairmount Santrol common stock (other than Dissenting Shares) will cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Merger Consideration in accordance with the Merger Agreement. The shares of common stock of Unimin issued in the Merger to Fairmount Santrol stockholders will represent, including certain equity awards, 35% of the total number of shares of combined company common stock outstanding as of that time.

In addition, at the effective time, by virtue of the Merger and without any action on the part of any of the parties to the Merger Agreement or the holders of any shares of Fairmount Santrol common stock, each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the effective time will be cancelled and, in exchange for the cancellation of the shares of Merger Sub common stock and the provision of the aggregate Merger Consideration by Unimin, Fairmount Santrol, as the surviving corporation in the Merger, will issue an equivalent number of fully paid and non-assessable shares of common stock, par value $0.01 per share, all of which shares will be held by Unimin, and which will constitute the only outstanding shares Fairmount Santrol common stock, as the surviving corporation, immediately following the effective time.

The Merger Consideration to be received by the Fairmount Santrol stockholders will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, share consolidation, share subdivision, share bonus issue or stock dividend (including any dividend or distribution of securities convertible into Fairmount Santrol common stock or Unimin common stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Fairmount Santrol common stock or Unimin common stock issued and outstanding after December 11, 2017 and prior to the effective time.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Exchange of Fairmount Santrol Shares

Prior to the effective time, Unimin or Merger Sub will designate a bank, trust company or nationally recognized stockholder services provider to act as the exchange agent for the purpose of delivering or causing to be delivered to each holder of Fairmount Santrol common stock the Merger Consideration such holder is entitled to receive. Unimin will consult with, and consider in good faith the views of, Fairmount Santrol in relation to the selection of the exchange agent. Fairmount Santrol will have the right to approve the selection of the exchange agent, and the contract pursuant to which Unimin or Merger Sub appoints the exchange agent must be in form and substance reasonably acceptable to Fairmount Santrol.

At or prior to the effective time, Unimin or Merger Sub will deposit or cause to be deposited with the exchange agent, for the benefit of holders of shares of Fairmount Santrol common stock, (i) shares of Unimin common stock representing the aggregate amount of shares of combined company common stock sufficient to deliver the Stock Consideration, in the aggregate, to all persons entitled thereto and (ii) immediately available funds sufficient to pay the Cash Consideration, in the aggregate, to all Fairmount Santrol stockholders and Fairmount Santrol equity award holders entitled thereto (such cash and shares, together with any dividends or distributions with respect thereto, the “exchange fund”). The exchange agent will deliver the Merger Consideration to holders of Fairmount Santrol common stock out of the exchange fund.

As soon as reasonably practicable after the effective time, the exchange agent will mail to each holder of record of a certificate or book-entry share that immediately prior to the effective time represented outstanding shares of Fairmount Santrol common stock, whose shares were converted into the right to receive the Merger Consideration, (A) a letter of transmittal and (B) instructions for use in effecting the surrender of the certificates and book-entry shares in exchange for the Merger Consideration.

Upon surrender of a certificate or book-entry share, as applicable, for cancellation to the exchange agent or to such other agent or agents as may be appointed by Unimin, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the exchange agent, the holder of such certificate or book-entry share will be entitled to receive in exchange therefor that number of whole shares of combined company common stock and that amount of cash (including cash in lieu of fractional shares, if any) that such holder has the right to receive pursuant to the Merger Agreement, and the certificate or book-entry share so surrendered will be cancelled.

Treatment of Fairmount Santrol Equity Awards

Fairmount Santrol Stock Options. As of the effective time, and subject to the terms of the Merger Agreement, each Fairmount Santrol Stock Option outstanding immediately prior to the effective time, whether vested or unvested, will be converted, by virtue of the Merger and without any action on the part of the holder of that Fairmount Santrol Stock Option, into a stock option exercisable for that number of shares of combined company common stock equal to the product of (A) the aggregate number of shares of Fairmount Santrol common stock for which such Fairmount Santrol Stock Option was exercisable multiplied by (B) the Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of such converted stock option will be equal to (x) the exercise price per share of such Fairmount Santrol Stock Option immediately prior to the effective time divided by (y) the Exchange Ratio, rounded up to the nearest cent. Each such converted stock option will have, and be subject to, the same terms and conditions (including any continuing vesting requirements) set forth in the applicable Fairmount Santrol equity plan and the stock option agreement pursuant to which the stock option was granted, as in effect immediately prior to the effective time. If the employment of a stock option holder is terminated without cause or if the holder of the stock option terminates his or her employment for good reason during the one year period following the closing of the merger, such option holder’s unvested and unexerciseable converted stock options will become fully vested and exercisable upon such termination of employment. Further, all vested converted stock options will remain exercisable for a minimum

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

period of 12 months following the option holder’s termination of employment at any time and for any reason other than for cause or, if earlier, until the original expiration date of the Fairmount Santrol Stock Option.

In addition, Unimin will, or will cause a subsidiary to, pay each holder of an in-the-money Fairmount Santrol Stock Option that is outstanding immediately prior to the effective time a lump sum cash amount equal to (A) the Cash Consideration, multiplied by (B) (i) the aggregate number of shares of Fairmount Santrol common stock subject to the in-the-money Fairmount Santrol Stock Option, multiplied by (ii) a fraction, calculated to two decimal places and rounded down, where (1) the numerator equals the Company Share Value less the exercise price for such in-the-money Fairmount Santrol Stock Option and (2) the denominator is the Company Share Value, less applicable withholding taxes, if any. Such cash payment will be paid to the option holder within seven days of the closing date of the Merger.

Fairmount Santrol RSU Awards. Each Fairmount Santrol RSU award, whether vested or unvested, that is outstanding immediately prior to the effective time will, as of the effective time, and subject to the terms of the Merger Agreement, automatically and without any action on the part of the holder thereof, be converted into a combined company RSU award with respect to the aggregate number of shares of combined company common stock equal to the product of (A) the number of shares of Fairmount Santrol common stock subject to such Fairmount Santrol RSU award immediately prior to the effective time and (B) the Exchange Ratio, rounded down to the nearest whole unit. Each converted Fairmount Santrol RSU award will have, and be subject to, the same terms and conditions (including any continuing vesting requirements) set forth under the applicable Fairmount Santrol equity plan and award agreement in effect immediately prior to the effective time. If the employment of a holder of a converted Fairmount Santrol RSU award is terminated without cause or if the holder terminates his or her employment for good reason during the one year period following the closing of the Merger, such holder’s converted Fairmount Santrol RSU award will become fully vested, nonforfeitable and payable upon such termination of employment.

In addition, Unimin will, or will cause a subsidiary to, pay to each holder of a Fairmount Santrol RSU award that is outstanding immediately prior to the effective time a lump sum cash amount equal to (A) the Cash Consideration multiplied by (B) the number of shares of Fairmount Santrol common stock subject to such Fairmount Santrol RSU award immediately prior to the effective time, less applicable withholding taxes, if any. Such cash payment will be paid to the holder within seven days of the closing date of the Merger.

Fairmount Santrol PSU Awards. Each Fairmount Santrol PSU award, whether vested or unvested, that is outstanding immediately prior to the effective time will, as of the effective time, automatically and without any action on the part of the holder thereof, be converted into a combined company RSU award with respect to the aggregate number of shares of combined company common stock equal to the product of (A) (x) for 2016 Fairmount Santrol PSU awards, the number of shares of Fairmount Santrol common stock subject to such 2016 Fairmount Santrol PSU award assuming achievement of 100% of target performance and (y) for 2017 Fairmount Santrol PSU awards, the number of shares of Fairmount Santrol common stock subject to such 2017 Fairmount Santrol PSU awards assuming achievement of 133% of target performance and (B) the Exchange Ratio, rounded up or down to the nearest whole unit. Each converted PSU award shall have, and be subject to, the same terms and conditions as set forth under the applicable Fairmount Santrol equity plan and award agreement in effect immediately prior to the effective time, except that (x) such converted PSU award will be subject to forfeiture based only on continued service requirements in the applicable award agreement and not on achievement of any performance criteria, and (y) if the holder of a converted PSU award is terminated without cause or if the holder terminates his or her employment for good reason during the one year period following the closing of the Merger, such holder’s converted PSU award will become fully vested, nonforfeitable and payable upon such termination of employment.

In addition, Unimin will, or will cause a subsidiary to, pay (A) to each holder of a 2016 Fairmount Santrol PSU award that is outstanding immediately prior to the effective time a lump sum cash amount equal to (1) the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Cash Consideration multiplied by (2) the number of shares of Fairmount Santrol common stock subject to such 2016 Fairmount Santrol PSU award assuming achievement of 100% of target performance, less applicable withholding taxes, if any, and (B) each holder of a 2017 Fairmount Santrol PSU award that is outstanding immediately prior to the effective time a lump sum cash amount equal to (1) the Cash Consideration multiplied by (2) the number of shares of Fairmount Santrol common stock subject to such 2017 Fairmount Santrol PSU awards assuming achievement of 133% of target performance, less applicable withholding taxes, if any. Such cash payment will be paid to the holder within seven days of the closing date of the Merger.

Assumption by the Combined Company. Effective as of the effective time, the combined company will assume (A) the Fairmount Santrol Stock Options, Fairmount Santrol RSU awards and Fairmount Santrol PSU awards that were outstanding immediately prior to the effective time in accordance with the terms of the Merger Agreement and (B) sponsorship of each Fairmount Santrol equity plan. References to Fairmount Santrol in the Fairmount Santrol equity plan shall be deemed references to the combined company, and references to Fairmount Santrol common stock therein shall be deemed references to combined company common stock with appropriate equitable adjustments to reflect the transactions contemplated by the Merger Agreement. Prior to the effective time, the Fairmount Board and Unimin Board or the appropriate committees thereof will adopt resolutions and take all other actions as may be necessary to provide for the treatment of Fairmount Santrol’s equity awards and the Fairmount Santrol equity plans in the manner contemplated above.

Fractional Shares

No fractional shares of combined company common stock will be issued, and in lieu thereof, each holder of Fairmount Santrol common stock who would otherwise be entitled to a fractional share of combined company common stock will receive an amount in cash, without interest. If, prior to the effective time, Unimin elects to contribute such cash amount to the exchange agent, then each holder’s cash amount will be determined by multiplying such holder’s fractional interest by the closing price for a single share of combined company common stock on the NYSE on the first business day immediately following the effective time. Otherwise, as soon as practicable after the effective time, the exchange agent will sell an amount of shares of combined company common stock equal to the sum of all of the fractional share interests owed to all holders at then prevailing prices on the NYSE. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders in respect of their fractional share interests, the exchange agent will promptly pay such amounts to such holders subject to and in accordance with the Merger Agreement.

Lost, Stolen and Destroyed Certificates

If a Fairmount Santrol common stock certificate has been lost, stolen or destroyed, the person claiming the lost, stolen or destroyed stock certificate must deliver an affidavit of that fact and, if required by Unimin or the exchange agent, post a bond in such reasonable amount as Unimin or the exchange agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such certificates before the exchange agent will deliver the Merger Consideration deliverable in respect of the shares of Fairmount Santrol common stock represented by the lost, stolen or destroyed stock certificate, any cash in lieu of fractional shares of combined company common stock and unpaid dividends and distributions on combined company common stock deliverable in respect thereof pursuant to the Merger Agreement.

Shares of Dissenting Stockholders

To the extent that holders of Fairmount Santrol common stock are entitled to appraisal rights under Section 262, shares of Fairmount Santrol common stock issued and outstanding immediately prior to the effective time and held by a person who has properly exercised and perfected his or her appraisal rights under Section 262 and not effectively withdrawn or lost such rights to appraisal (a “dissenting stockholder” and such shares, “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration. If the Merger is consummated, any Dissenting Shares will be entitled to receive such consideration as determined by

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

the Delaware Court of Chancery in accordance with Section 262. If any dissenting stockholder fails to perfect or effectively withdraws or loses his, her or its right to appraisal and payment under the DGCL (whether before, at or after the effective time), Dissenting Shares held by such dissenting stockholder will be treated as though such dissenting shares had been converted into the right to receive the Merger Consideration as of the effective time without any interest thereon. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Fairmount Santrol Stockholders” in this proxy statement/prospectus. In addition, the full text of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus.

Governance and Management of the Combined Company

Following the Merger, the Combined Company Board will be comprised of 11 directors. Pursuant to the terms of the Merger Agreement, Fairmount Santrol and Unimin will cooperate and take all actions as are necessary to cause, effective as of the effective time, the Combined Company Board to be comprised of:

•	the six Unimin-nominated directors;

•	the four Fairmount-nominated directors; and

•	the Chief Executive Officer of the combined company as of the effective time, who will be Jenniffer D. Deckard.

At least three of the Fairmount-nominated directors must qualify as independent directors under NYSE corporate governance rules. If, prior to the effective time, any individual designated to serve on the Combined Company Board is unable or unwilling to serve, Unimin or Fairmount Santrol, as applicable, will designate another individual to serve on the Combined Company Board.

Additional governance-related provisions are set forth in the Stockholders Agreement and the combined company’s certificate of incorporation and the combined company’s bylaws. See “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Stockholders Agreement” and “Description of Combined Company Capital Stock.”

Representations and Warranties

The Merger Agreement contains representations and warranties made by Sibelco, Unimin, Merger Sub and Merger Sub LLC to Fairmount Santrol and by Fairmount Santrol to Unimin. Certain of the representations and warranties in the Merger Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have knowledge.

The Merger Agreement provides that a “material adverse effect” means, with respect to Fairmount Santrol or Unimin, as the case may be, any fact, circumstance, effect, change, event or development that would, or would reasonably be expected to, materially adversely affect the business, properties, financial condition or results of operations of Fairmount Santrol and its subsidiaries, or Unimin and its subsidiaries (excluding HPQ Co), in each case taken as a whole, respectively. However, no effect resulting from or arising out of the following will be taken into account in determining whether there has been a material adverse effect:

•	general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction;

•

any failure, in and of itself, by Fairmount Santrol or Unimin to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (however, the facts or occurrences giving rise to or contributing to

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect, unless otherwise excluded in this list);

•	any change, in and of itself, in the market price or trading volume of Fairmount Santrol’s securities (however, the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be a material adverse effect, unless otherwise excluded in this definition);

•	any change in U.S. GAAP or International Financial Reporting Standards (“IFRS”) (or authoritative interpretation thereof);

•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date December 11, 2017;

•	any hurricane, tornado, flood, earthquake or other natural disaster; or

•	any action expressly required by the covenant in the Merger Agreement requiring Fairmount Santrol, Unimin, Sibelco, Merger Sub and Merger Sub LLC to use their reasonable best efforts to consummate the Merger and to obtain required governmental consents and approvals (for additional details, see the sections entitled “—Efforts to Complete the Merger” and “—Regulatory Approvals” beginning on page 208 and page 208, respectively, of this proxy statement/prospectus);

except in the case of the first, fourth, fifth, sixth and seventh bullets above to the extent any such effect affects either Fairmount Santrol and its subsidiaries or Unimin and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Fairmount Santrol and its subsidiaries or Unimin and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such effect shall be taken into account in determining whether a material adverse effect has occurred.

In the Merger Agreement, Fairmount Santrol, on the one hand, and Sibelco, Unimin, Merger Sub and Merger Sub LLC, jointly and severally, on the other hand, have made representations and warranties regarding, among other topics:

•	organization, good standing, corporate power and qualification to do business of the party and its subsidiaries;

•	authority to execute and deliver, and to consummate the transactions contemplated by, the Merger Agreement and, as applicable, the Voting and Support Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Contribution Agreement, the Tax Matters Agreement, the Distribution Agreements, the Agency Agreements and the Non-Compete Agreement (collectively, the “Ancillary Agreements”) and the enforceability of the Merger Agreement and the Ancillary Agreements (as applicable) against the party;

•	the absence of conflicts with, or violations of, organizational documents, certain contracts and applicable law as a result of executing and delivering the Merger Agreement and the Ancillary Agreements (as applicable) and consummating the Merger and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements (as applicable);

•	the consents and approvals required in connection with the transactions contemplated by the Merger Agreement and the Ancillary Agreements;

•	capital structure, including the number of shares of common stock and preferred stock, stock options and other stock-based awards outstanding;

•	ownership of the capital stock of each of their respective significant subsidiaries;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	SEC documents (in the case of Fairmount Santrol), financial statements, independence of auditors and consultants that estimated such company’s reserves, absence of undisclosed liabilities, internal controls, disclosure controls, off-balance sheet arrangements and (in the case of Unimin) accounts and notes receivable;

•	accuracy of proven and probable reserves;

•	accuracy of information supplied or to be supplied in this proxy statement/prospectus or the registration statement on Form S-4 of which this proxy statement/prospectus forms a part;

•	the absence of a material adverse effect since June 30, 2017 through December 11, 2017;

•	the conduct of business in all material respects in the ordinary course of business consistent with past practice from June 30, 2017 through December 11, 2017;

•	compliance with applicable law and permits;

•	mineral rights, owned and leased real property and personal property;

•	environmental matters;

•	absence of certain litigation;

•	employee benefit matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974, as amended;

•	certain compensation and benefits related to the execution of the Merger Agreement and the closing of the Merger;

•	labor and employment matters, including matters related to collective bargaining agreements, agreements with works councils and labor practices;

•	tax matters;

•	the applicable Fairmount Santrol stockholder vote necessary in connection with the transactions contemplated by the Merger Agreement and the Ancillary Agreements;

•	the inapplicability of state takeover statutes to the transactions contemplated by the Merger Agreement and the Ancillary Agreements;

•	intellectual property and information technology matters;

•	material contracts;

•	compliance with the FCPA;

•	investigations and enforcement proceedings related to, among others, anti-bribery law and economic sanctions law;

•	the opinion of Fairmount Santrol’s financial advisor (in the case of Fairmount Santrol);

•	related party transactions (in the case of Unimin and its related parties);

•	broker’s fees and commissions payable in connection with the Merger; and

•	financing contemplated by the Merger Agreement (in the case of Unimin).

In addition, Unimin has made certain representations regarding the formation, organization, standing, corporate power and capitalization of, and certain activities of, Merger Sub and Merger Sub LLC.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Conduct of Business Prior to the Closing of the Merger

Each of Fairmount Santrol and Unimin has undertaken certain covenants in the Merger Agreement restricting the conduct of their respective businesses between December 11, 2017 and the effective time. In general, except as consented to by the other party in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of Unimin and Fairmount Santrol has agreed to, and to cause their respective subsidiaries to, and Sibelco has agreed to cause Unimin and Unimin’s subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the effective time (except as previously disclosed in writing to the other party as provided in the Merger Agreement or as otherwise expressly contemplated by the Merger Agreement).

In addition to these agreements regarding conduct of business generally, except as consented to by the other party in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of Unimin and Fairmount Santrol has agreed to not take, and to not permit any of its subsidiaries to take, and Sibelco has agreed not to permit Unimin or any of Unimin’s subsidiaries to take, certain actions, including with respect to the following during the period from December 11, 2017 through the effective time or the earlier termination of the Merger Agreement (except in each case as expressly contemplated by the Merger Agreement or an Ancillary Agreement or previously disclosed in writing to the other party as provided in the Merger Agreement or for any action consistent with the party’s business plan previously disclosed to the other party):

•	declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary to its parent and, in the case of Unimin, the redemption and contribution contemplated by the HPQ Carveout, and except as required or permitted with respect to any equity award or equity plan in effect on December 11, 2017 or as otherwise permitted to be granted under the Merger Agreement;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	purchase, redeem or otherwise acquire any shares of its capital stock or any shares of capital stock of any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except as required or permitted with respect to any equity award or equity plan in effect on December 11, 2017 or as otherwise permitted to be granted under the Merger Agreement;

•	issue, deliver, sell, pledge, modify or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than in connection with the settlement of outstanding equity awards in accordance with their present terms);

•

other than in the ordinary course of business consistent with past practice, (A) amend, renew, terminate or waive any material provision of certain contracts except in connection with any amendments to, and normal renewals of, such contracts without materially adverse changes, additions or deletions of terms or (B) enter into (i) any “material contract” (within the meaning of Regulation S-K under the Securities Act), (ii) certain contracts relating to indebtedness for borrowed money, (iii) any non-competition agreement or any other agreement or obligation that purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of its business (including the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

business of the other party, assuming the Merger has taken place) is or would be conducted, (iv) any material contract granting “most favored nation” status that, following the effective time, would impose obligations on the combined company, (v) contracts that require annual payments by or to the party or any of its subsidiaries in excess of $3 million or aggregate payments in excess of $5 million or (vi) any contract under which the transactions contemplated by the Merger Agreement would trigger any change of control payment obligations, any right of termination, cancellation or amendment, or any acceleration of any obligation or loss of a benefit;

•	(A) merge with or enter into a consolidation with or otherwise acquire any equity interests in any person, or acquire the assets or business of any person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any new line of business, except in the case of clauses (A) and (C), (x) in the ordinary course of business consistent with past practice, (y) transactions involving only direct or indirect wholly owned subsidiaries or (z) in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from December 11, 2017 to the closing date of the Merger does not exceed $5 million;

•	(A) transfer, sell, lease, sublease, license, sublicense, grant a non-assert with respect to or otherwise abandon or dispose of any material assets or material properties or (B) mortgage or pledge any assets or properties, or subject any such assets or properties to any other lien (other than certain permitted liens), other than, in the case of both clause (A) and clause (B), (1) assets and properties associated with discontinued operations, (2) transactions with respect to which the aggregate consideration for all such transactions during the period from December 11, 2017 to the closing date of the Merger does not exceed $5 million or (3) in the case of Unimin, in connection with the HPQ Carveout;

•	create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain the financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice under current borrowing agreements and facilities or any refinancing, substitution or replacement thereof, (B) for any intercompany indebtedness with direct or indirect wholly owned subsidiaries, (C) as required by existing contracts entered into in the ordinary course of business, (D) the Merger financing, (E) incremental indebtedness for borrowed money not to exceed $5 million in the aggregate outstanding at any time and (F) guarantees of indebtedness for borrowed money of subsidiaries, which indebtedness is incurred in compliance with this provision;

•	waive, release, assign, settle or compromise any pending or threatened (in writing) action which (A) requires the payment of more than $5 million or (B) imposes any obligation or restriction on the party or any of its subsidiaries;

•

(A) make (other than in the ordinary course of business), change or revoke any tax election, claim, surrender, disclaimer, notice or consent, or amend any of its tax returns, other than to the extent required by applicable law, (B) settle or compromise tax claims or liabilities in an amount in excess of a $5 million income statement expense for all such tax claims or liabilities during the period from December 11, 2017 through the closing date of the Merger, (C) change (or make a request to any taxing authority to change) any material aspect of its tax accounting, other than to the extent required by applicable law or relevant accounting standards, or (D) prepay any taxes other than in the ordinary course of business consistent with past practices, unless in the case of clauses (A) or (C) any such

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

election or change occurring during the period from December 11, 2017 through the closing date of the Merger would not reasonably be expected to have an impact in excess of a $5 million income statement expense;

•	make certain changes to employment compensation arrangements, including

•	except to the extent required by applicable law, the terms of any benefit plan or by contracts existing on December 11, 2017 that have been disclosed or made available, and other than in the ordinary course of business consistent with past practice for promotions and annual merit increases granted as part of the annual review process, grant or announce any equity or incentive awards (other than stock options) or the increase in the salaries, bonuses or other compensation and benefits payable to any employees, directors or other service providers,

•	grant or announce any stock option,

•	except to the extent required by applicable law, the terms of any benefit plan, by contracts existing on December 11, 2017, or as otherwise required by the terms of the Merger Agreement, take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any employees, directors or other service providers,

•	hire any new employees unless such hiring is in the ordinary course of business consistent with past practice and relates to employees with an annual base salary not to exceed $250,000,

•	except to the extent required by applicable law or by contracts existing on December 11, 2017 that have been disclosed or made available, pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing benefit plan or other agreement or arrangement in effect on December 11, 2017 to any employee, director or other service provider, whether past or present,

•	except to the extent required by applicable law or by contracts existing on December 11, 2017, enter into or materially amend any material contracts of employment or any material consulting, bonus, severance, retention or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practice with an annual base salary not to exceed $250,000, or

•	except as required to ensure that any benefit plan is not then out of compliance with applicable law or in the ordinary course of business consistent with past practice, as part of the customary annual enrollment process with respect to benefit plans, enter into or adopt any new, or materially increase benefits under or materially amend or terminate any existing, material benefit plan or any collective bargaining agreement;

•	take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger and the Second Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code;

•	change any of its material financial accounting policies or procedures currently in effect, except as required by U.S. GAAP, Regulation S-X under the Securities Act, a governmental agency or applicable law;

•	incur, authorize or commit to any material capital expenditures other than in the ordinary course of business or other than expenditures that do not exceed, in the aggregate, amounts previously disclosed in writing to the other party by 15% or more;

•

write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with its financial

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

accounting policies and procedures and U.S. GAAP as determined in consultation with its outside auditor;

•	amend its charter or bylaws or the organizational documents of any of its subsidiaries; or

•	authorize, or commit or agree to take, any of the foregoing actions.

In addition, except as required by law, during the period from December 11, 2017 to the effective time, neither Fairmount Santrol nor Unimin shall, nor shall either permit any of its subsidiaries to, take any action that would, or that would reasonably be expected to, prevent or materially delay the satisfaction of any of the conditions to the Merger.

No Solicitation by Fairmount Santrol

Fairmount Santrol has agreed not to, and to cause its controlled affiliates and each of its and their respective officers, directors and employees not to, and to direct its investment bankers, financial advisors, attorneys, accountants and other representatives retained by it or any of its controlled affiliates not to, directly or indirectly through another person:

•	solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction (as defined below);

•	engage or participate in any substantive discussions or negotiations, or cooperate in any way with any person (or group of persons) with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of the Merger Agreement summarized in this section;

•	grant any waiver or release under (1) any standstill provision in any contract to which Fairmount Santrol is a party or (2) any confidentiality provision in any contract to which Fairmount Santrol is a party other than any waiver or release in a confidentiality provision in any agreement entered into by Fairmount Santrol which is not related to or in contemplation of a Company Alternative Transaction (except if the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of Fairmount Board); or

•	resolve, publicly propose or agree to any of the foregoing.

A “Company Alternative Transaction” means any of:

(i)	a transaction or series of transactions pursuant to which any person (or group of persons), other than Unimin and its subsidiaries (including Merger Sub and Merger Sub LLC) (such person (or group of persons), a “Company Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the issued and outstanding shares of Fairmount Santrol common stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Fairmount Santrol voting stock, whether from Fairmount Santrol or pursuant to a tender offer or exchange offer or otherwise;

(ii)	a merger, consolidation, share exchange or similar transaction pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, assets or businesses of Fairmount Santrol or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Fairmount Santrol and its subsidiaries taken as a whole;

(iii)

any transaction pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

of Fairmount Santrol and any entity surviving any merger or combination including any of them) of Fairmount Santrol or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Fairmount Santrol and its subsidiaries taken as a whole; or

(iv)	any disposition of assets to a Company Third Party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Fairmount Santrol and its subsidiaries, taken as a whole.

Notwithstanding the restrictions on the solicitation of Company Alternative Transactions, the Merger Agreement provides that (X) Fairmount Santrol and its representatives may contact such person or group of persons (that makes any proposal the consummation of which would constitute a Company Alternative Transaction) for the purpose of clarifying the terms and conditions of any such proposal and (Y) if at any time prior to obtaining Fairmount Santrol stockholder approval, the Fairmount Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any proposal that contemplates a Company Alternative Transaction did not result from a material breach of the non-solicitation obligations of the Merger Agreement and constitutes or could reasonably be expected to result in a Company Superior Proposal (as defined herein), then Fairmount Santrol and its representatives may (i) furnish information with respect to itself and its subsidiaries to the person (or group of persons) making such proposal (and its representatives and financing sources) pursuant to a customary confidentiality agreement containing terms as to confidentiality generally no less restrictive than the terms of the confidentiality agreement entered into between Unimin and Fairmount Santrol (provided that (x) all such information must have been previously provided to Unimin or must be provided to Unimin prior to or substantially concurrently with the time it is provided to such person and (y) such confidentiality agreement need not include any “standstill” terms but shall not prohibit Fairmount Santrol from providing information to Unimin as provided above) and (ii) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal (and its representatives and financing sources).

The Merger Agreement also requires Fairmount Santrol to: (i) as promptly as reasonably practicable, after receipt thereof, advise Unimin in writing of any request for information or of any proposal relating to a Company Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal; (ii) keep Unimin reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis; and (iii) provide to Unimin, as soon as reasonably practicable after receipt or delivery thereof, copies of all correspondence and other written materials exchanged between Fairmount Santrol or its subsidiaries or any of their representatives, on the one hand, and any person making such request or proposal, on the other hand, in each case that describes in any material respect any of the material terms or conditions of any such request or proposal (including any material change to any material term).

Company Recommendation Change and Company Superior Proposals

The Fairmount Board recommends that Fairmount Santrol stockholders vote “FOR” the Fairmount Santrol Merger proposal.

The Merger Agreement provides that, subject to the exceptions described below, neither the Fairmount Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Unimin, the approval or recommendation by the Fairmount Board or such committee of the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a “Company Recommendation Change”), or (iii) cause Fairmount Santrol or any of its affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Company Alternative Transaction.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Notwithstanding the foregoing, in the event that, prior to obtaining Fairmount Santrol stockholder approval, the Fairmount Board determines in good faith, after it has received a Company Superior Proposal (as defined below), and after consultation with outside counsel and a financial advisor of nationally recognized reputation, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, the Fairmount Board may (subject to compliance with this and the following sentences) effect a Company Recommendation Change and/or cause Fairmount Santrol to terminate the Merger Agreement and concurrently with such termination enter into a definitive agreement providing for such Company Superior Proposal, but only at a time that is after the fifth business day following Unimin’s receipt of written notice from Fairmount Santrol advising Unimin that the Fairmount Board has received a Company Superior Proposal specifying the material terms and conditions of such Company Superior Proposal, identifying the person making such Company Superior Proposal and stating that it intends to make a Company Recommendation Change and/or terminate the Merger Agreement; provided that in the event of a subsequent modification to the material terms and conditions of such Company Superior Proposal, the Fairmount Board may only effect a Company Recommendation Change and terminate the Merger Agreement after the third business day following Unimin’s receipt of written notice from Fairmount Santrol advising Unimin of the modification to such terms and conditions; and provided further that during the foregoing notice periods, as applicable, Fairmount Santrol engages (to the extent requested by Unimin) in good faith negotiations with Unimin to amend the Merger Agreement in such a manner that the proposal to enter into a Company Alternative Transaction no longer constitutes a Company Superior Proposal.

For purposes of the Merger Agreement, a “Company Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Company Third Party to enter into a Company Alternative Transaction (with all references to 20% in the definition of Company Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of the non-solicitation covenant in the Merger Agreement and (B) is on terms that the Fairmount Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable to Fairmount Santrol stockholders than the transactions contemplated by the Merger Agreement, taking into account all relevant factors (including any changes to the Merger Agreement that may be proposed by Unimin in response to such proposal to enter into a Company Alternative Transaction, and the relative likelihood that such Company Alternative Transaction would be completed, taking into account all financial, regulatory, legal and other aspects of such proposal).

In addition, notwithstanding anything in the Merger Agreement to the contrary, at any time prior to obtaining Fairmount Santrol stockholder approval, if the Fairmount Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, the Fairmount Board may effect a Company Recommendation Change in response to any effect that materially affects (A) the business, financial condition or results of operations of Fairmount Santrol and its subsidiaries, taken as a whole, or (B) the Fairmount Santrol stockholders (including the benefits of the transactions contemplated by the Merger Agreement to Fairmount Santrol or Fairmount Santrol stockholders), in either case that (x) is first occurring after December 11, 2017, (y) does not involve or relate to a proposal the consummation of which would constitute a Company Alternative Transaction and (z) is not known and was not reasonably foreseeable to the Fairmount Board as of December 11, 2017, but only at a time that is after the third business day following Unimin’s receipt of written notice from Fairmount Santrol advising Unimin of all material information with respect to any such effect and stating that it intends to make a Company Recommendation Change and providing a full description of its rationale therefor.

Fairmount Santrol Stockholders Meeting

Under the Merger Agreement, Fairmount Santrol is required, as promptly as practicable after the effective date of the registration statement containing this proxy statement/prospectus, to hold the special meeting. Subject to Fairmount Santrol’s right to terminate the Merger Agreement prior to obtaining the Fairmount Santrol

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

stockholder approval in order to concurrently enter into a definitive agreement with a third party providing for a Company Superior Proposal (as defined above under “—Company Recommendation Change and Company Superior Proposals”), Fairmount Santrol’s obligation to give notice of, convene and hold the special meeting is not limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or by a Company Recommendation Change.

Fairmount Santrol may only postpone or adjourn the special meeting (i) if necessary to solicit additional proxies for the purpose of obtaining Fairmount Santrol stockholder approval, (ii) for the absence of a quorum or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Fairmount Santrol has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Fairmount Santrol stockholders prior to the special meeting. Fairmount Santrol will postpone or adjourn the special meeting once for up to the earlier of (a) 20 days or (b) the date that is the latest date legally permissible under applicable law without having to set a different record date for the special meeting upon the request of Unimin if necessary to solicit additional proxies for the purpose of obtaining Fairmount Santrol stockholder approval.

Efforts to Complete the Merger

Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following December 11, 2017, the transactions contemplated by the Merger Agreement, including using reasonable best efforts in:

•	causing all of the conditions set forth in the Merger Agreement to be satisfied;

•	obtaining all necessary actions or non-actions, waivers, consents and approvals from governmental entities, including under antitrust laws prior to the effective time;

•	obtaining all consents, registrations, approvals, permits, authorizations and waivers necessary, proper or advisable to be obtained from, or renewed with, third parties;

•	obtaining all consents, approvals and authorizations under certain specified contracts;

•	the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement;

•	refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the closing of the Merger; and

•	unless the Fairmount Board has effected a Company Recommendation Change with respect to the Merger in compliance with the Merger Agreement, obtaining Fairmount Santrol stockholder approval.

Regulatory Approvals

Upon the terms and subject to the conditions of the Merger Agreement, each of Fairmount Santrol, Unimin, Merger Sub, Merger Sub LLC and Sibelco have agreed to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement and the Ancillary Agreements as promptly as practicable, (ii) make all filings listed on a schedule to the Merger Agreement as promptly as practicable and (iii) make all filings with other governmental entities relating to the Merger and, in each case, supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to the antitrust laws or by such authorities. Each of the parties to the Merger Agreement has agreed to use “reasonable best efforts” to cause the expiration or termination of any applicable waiting periods under the antitrust laws and the receipt, as soon as practicable, of all necessary actions or non-actions, waivers, consents and approvals from antitrust and other governmental entities.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

For purposes of the Merger Agreement, each of the parties to the Merger Agreement agreed that “reasonable best efforts” include proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing, testing, zoning, recharacterizing, expanding other development of or disposition of such assets, businesses, relationships, contractual rights or arrangements of Fairmount Santrol, Sibelco, Unimin or their respective subsidiaries or affiliates as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements; provided, however, that the effectiveness of any such sale, divestiture, licensing or disposition shall be conditioned upon the closing of the Merger. In addition, under the Merger Agreement, each of Sibelco, Unimin and Fairmount Santrol shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any order of any governmental entity (whether temporary, preliminary or permanent) that would prevent the closing of the Merger. Notwithstanding any other provision in the Merger Agreement to the contrary, no provision in the Merger Agreement shall require Fairmount Santrol, Unimin and their respective subsidiaries or affiliates, collectively, to agree to or effect a Material Divestiture.

Indemnification, Exculpation and Insurance of Directors and Officers

The Merger Agreement provides that the combined company will, and will cause Fairmount Santrol as the surviving corporation in the Merger and Merger Sub LLC as the surviving company in the Second Merger to, from and after the effective time, indemnify and hold harmless each individual who was as of December 11, 2017, or becomes prior to the effective time, a director or officer of Unimin, Fairmount Santrol or any of their respective subsidiaries and each person who was serving as a director or officer of another person at the request of Unimin, Fairmount Santrol or any of their respective subsidiaries to the same extent as such indemnified parties were indemnified as of December 11, 2017 pursuant to the organizational documents of Fairmount Santrol or Unimin, as applicable, or any of their subsidiaries, and any indemnification agreements in existence as of December 11, 2017. In the event of any such claim, action, suit or proceeding, each indemnified party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding to the same extent as such indemnified parties are entitled to advance of expenses as of December 11, 2017, provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by Delaware law, the organizational documents of Fairmount Santrol or Unimin, and any indemnification agreements in existence as of the date of the Merger Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement also requires Merger Sub LLC, as the surviving company in the Second Merger, for a period of six years following the effective time, to either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Fairmount Santrol or any of its subsidiaries or provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons with respect to claims arising from facts or events occurring at or before the effective time, except that in no event will the combined company or Merger Sub LLC as the surviving company in the Second Merger be required to pay with respect to such insurance policies (or substitute insurance policies) of Fairmount Santrol in respect of any one policy year more than 300% of the annual premium payable by Fairmount Santrol for such insurance for the prior 12 months. If the combined company or Fairmount Santrol as the surviving corporation of the Merger is unable to obtain the required insurance, it must obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the maximum amount in respect of each policy year within such period. In lieu of the foregoing, Fairmount Santrol may obtain at or prior to the effective time a six-year “tail” policy under its existing directors and officers insurance policy providing equivalent coverage to that described above for a cost, on an annual basis, not to exceed the maximum amount.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Employee Benefit Matters

With respect to current employees of Fairmount Santrol and its subsidiaries whose terms and conditions of employment are subject to a collective bargaining agreement, Unimin has agreed to comply, or to cause its subsidiaries to comply, with the terms and conditions of each such applicable collective bargaining agreement, in a manner consistent with applicable law.

For all purposes under the employee benefit plans of the combined company and its subsidiaries (including Fairmount Santrol) providing benefits after the effective time (the “new plans”) to any employee of Fairmount Santrol or its subsidiaries who continues employment with the combined company (each, a “continuing employee”), and subject to applicable law, the Merger Agreement provides that each continuing employee will be credited with his or her years of service with Fairmount Santrol or any of its subsidiaries or their predecessors before the effective time, to the same extent as such employee was entitled to credit for such service before the effective time, except to the extent that such credit would result in a duplication of benefits and except for benefit accruals under any defined benefit pension plan. In addition, to the extent commercially reasonable and subject to any applicable law, each continuing employee will be immediately eligible to participate, without any waiting time, in any and all new plans to the extent coverage under such new plan replaces coverage under a comparable Fairmount Santrol plan in which such continuing employee participated immediately before the effective time. For purposes of each new plan providing medical, dental, pharmaceutical, and/or vision benefits to any continuing employee, the combined company or its subsidiaries will cause any expenses incurred by such continuing employee and his or her covered dependents during the portion of the plan year, ending on the date of the continuing employee’s participation in the corresponding new plan, of any employee benefit plan such continuing employee participated in immediately before the effective time to be taken into account under the corresponding new plan for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements as if such amounts had been paid in accordance with the new plan.

Unimin has also agreed to cause all bonus amounts under annual bonus, sales and other cash incentive plans of Fairmount Santrol and its subsidiaries in respect of the fiscal year in which the closing of the Merger occurs and any prior fiscal years that remain unpaid as of the closing date of the Merger to be calculated and paid in accordance with the terms of the applicable benefit plans or agreements. Unimin will cause all such amounts to be paid in the ordinary course of business to all eligible continuing employees.

Stock Exchange Listing

Each of Fairmount Santrol, Unimin, Merger Sub, Merger Sub LLC and Sibelco has agreed to use its reasonable best efforts to cause the Unimin common stock, which will become the combined company common stock, to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after December 11, 2017, and in any event prior to the closing date of the Merger.

Deregistration

Each of Fairmount Santrol, on the one hand, and Unimin, Merger Sub, Merger Sub LLC and Sibelco, on the other hand, has agreed to cooperate with the other in taking, or causing to be taken, all actions necessary to delist the Fairmount Santrol common stock from the NYSE and terminate its registration under the Exchange Act, including filing all applicable documents with the NYSE and the SEC, provided that such delisting and deregistration shall become effective as soon as reasonably practicable after the effective time and Fairmount Santrol will not be required to take any such actions unless conditioned upon the occurrence of the effective time.

Section 16 Matters

Fairmount Santrol and Unimin shall each take all such steps as are reasonably necessary to cause the transactions contemplated by the Merger Agreement and the Ancillary Agreements and any other dispositions of Fairmount Santrol equity securities (including derivative securities) or acquisitions of Unimin equity securities

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(including derivative securities) in connection with the Merger by any individual who is a director or officer of Fairmount Santrol or at the effective time will become a director or officer of the combined company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Antitakeover Statutes

The Merger Agreement provides that if any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by the Merger Agreement and the Ancillary Agreements, each of Fairmount Santrol, Unimin, Merger Sub, Merger Sub LLC and Sibelco and their respective boards of directors will (i) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated by the Merger Agreement and the Ancillary Agreements may be consummated as promptly as practicable on the terms contemplated and (ii) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated by the Merger Agreement and the Ancillary Agreements.

Public Announcements

Fairmount Santrol, Sibelco, Unimin, Merger Sub and Merger Sub LLC have agreed to consult with each other before issuing any press release or Financing Disclosure or making any public statement with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement and the Ancillary Agreements. In addition, subject to certain exceptions, each party has agreed not to issue any such press release or Financing Disclosure or make any such public statement without the prior consent of the other parties, with such consent not to be unreasonably withheld, conditioned or delayed.

As used above, “Financing Disclosure” means any reference to, or information in connection with, the transactions contemplated by the Merger Agreement and the Ancillary Agreements that is included in any documents to be filed with any person (including the SEC), issued, published and/or distributed by Fairmount Santrol, Sibelco, Unimin, Merger Sub or Merger Sub LLC in connection with the financing contemplated by the debt commitment letter related to the Merger.

Transfer Taxes

Fairmount Santrol and Unimin have agreed to cooperate in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes that become payable in connection with the transactions contemplated by the Merger Agreement and the Ancillary Agreements that are required or permitted to be filed at or before the effective time.

Financing

In the Merger Agreement, Unimin has agreed to use (or to cause its subsidiaries to use) its reasonable best efforts to take all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange the debt financing committed pursuant to the debt commitment letter, and any alternative financing utilized to consummate the transactions contemplated by the Merger Agreement and the Ancillary Agreements, and obtain the financing contemplated thereby, on the terms and conditions described in the debt commitment letter (referred to as the “Financing”). Unimin has agreed to use its reasonable best efforts to negotiate, execute and deliver definitive agreements with respect to the Financing on the terms and conditions contemplated by the debt commitment letter or on other terms that are acceptable to the lenders and in the aggregate not materially less favorable, taken as a whole, to Unimin.

In addition, prior to the effective time, Fairmount Santrol has agreed to, and to cause its subsidiaries to, use reasonable best efforts to provide to Unimin all cooperation reasonably requested by Unimin to assist it in causing the conditions in the debt commitment letter to be satisfied or as is otherwise necessary for the arrangement and consummation of the Financing and reasonably requested by Unimin in connection with the Financing.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Unimin and Fairmount Santrol in the preparation of this proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time;

•	promptly advising the other party of any litigation (including any litigation or proceeding under or relating to any antitrust laws) commenced after December 11, 2017 against such party or any of its directors (in their capacity as such) by any stockholders or shareholders of such party (on their own behalf or on behalf of such party) relating to the Merger Agreement or the transactions contemplated by the Merger Agreement and the Ancillary Agreements, keeping the other party reasonably informed regarding any such litigation and giving such other party the opportunity to consult in the defense or settlement of such litigation or proceeding (provided that no such settlement shall be agreed without the other party’s prior consent, such consent not to be unreasonably withheld, conditioned or delayed);

•	Sibelco taking all action necessary to cause Unimin, and Unimin taking all actions necessary to cause Merger Sub, Merger Sub LLC and the surviving companies in the Mergers, to perform their respective obligations under the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement and the Ancillary Agreements upon the terms and subject to the conditions set forth in the Merger Agreement;

•	using reasonable best efforts to execute and deliver each of the Ancillary Agreements to which it is a party on or prior to the effective time;

•	using reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning Section 368(a)(1)(A) of the Code;

•	with respect to Unimin, delivering to Fairmount Santrol a copy of an executed opinion of the qualified tax advisor specified in the Merger Agreement that is reasonably acceptable to Fairmount Santrol to the effect that Unimin should recognize no gain or loss as a result of the HPQ Carveout;

•	with respect to Unimin and Sibelco, doing or causing to be done all things necessary to cause the HPQ Carveout and, upon funding of the Financing, the Cash Redemption to occur on or prior to the closing of the Merger, and cooperating with Fairmount Santrol with respect thereto and providing Fairmount Santrol with a reasonable opportunity to review and comment on all contracts and other documentation pertaining thereto;

•	with respect to Unimin, delivering to Fairmount Santrol the audited, consolidated financial statements of Unimin as at December 31, 2015 and December 31, 2016 under U.S. GAAP (the “GAAP Financial Statements”) within two business days of Unimin receiving the GAAP Financial Statements from the applicable accounting firm and in any event, no later than February 15, 2018;

•	with respect to Unimin and Sibelco, using reasonable best efforts to cause all services reasonably necessary for Unimin to operate its business that are provided to Unimin and its subsidiaries by Sibelco or an affiliate to cease and to be replaced by alternative, non-affiliate services that are substantially similar in all material respects and, if such services do not cease prior to closing of the Merger, negotiating in good faith and on an arm’s-length basis the terms on which the continuing transition services will be provided for a period of up to six months following the closing of the Merger on an at-cost basis; and

•	obtaining representation and warranty insurance, at Unimin’s cost, which shall be for the benefit of the post-closing non-Sibelco equityholders of the combined company.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Conditions to Closing of the Merger

Conditions to Each Party’s Obligation to Effect the Merger

The obligations of each of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver by written consent of both Fairmount Santrol and Unimin, in whole or in part, on or prior to the closing date of the Merger of the following conditions:

•	obtaining Fairmount Santrol stockholder approval;

•	the waiting period (and any extension thereof) applicable to the Merger under the HSR Act having been terminated or having expired;

•	all applicable waiting periods (or extensions thereof) or necessary approvals relating to the Merger under the applicable laws of the jurisdictions or governmental entities specified in the Merger Agreement having expired, been terminated or been received;

•	there being no order, statute, law, ordinance, rule or regulation of any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition in effect, in the United States or in any jurisdiction specified in the Merger Agreement, that prevents, makes illegal or prohibits the closing of the Merger and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements;

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC; and

•	the approval for listing by the NYSE, subject to official notice of issuance, of the shares of Unimin common stock issuable to the holders of Fairmount Santrol common stock in connection with the Merger.

Conditions to Obligations of Sibelco, Unimin, Merger Sub and Merger Sub LLC

The obligations of Sibelco, Unimin, Merger Sub and Merger Sub LLC to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver by written consent of Unimin, in whole or in part, of the following conditions:

•	the representation and warranty of Fairmount Santrol with respect to the absence of a material adverse effect on Fairmount Santrol since June 30, 2017 being true and correct as of the closing date of the Merger as though made on the closing date of the Merger;

•	certain representations and warranties of Fairmount Santrol with respect to organization, good standing, corporate power and authority, authorization, execution, delivery and enforceability of the Merger Agreement, capital structure, the absence of state antitakeover statutes and brokers fees being true and correct in all material respects (except in the case of the capitalization representation, which will be subject to a de minimis exception) as of the closing date of the Merger as though made on the closing date of the Merger (except to the extent such representations and warranties expressly relate to a specific date or as of December 11, 2017, in which case such representations and warranties must be true and correct in all material respects as of such date);

•

each other representation and warranty of Fairmount Santrol (without giving effect to any limitation as to materiality, material adverse effect or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated by the Merger Agreement and the Ancillary Agreements) being true and correct as of the closing date of the Merger as though made on the closing date of the Merger (except to the extent such representations and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

warranties expressly relate to a specific date or December 11, 2017, in which case such representations and warranties must be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a material adverse effect on Fairmount Santrol;

•	Fairmount Santrol having performed in all material respects all agreements, covenants and obligations required to be performed by Fairmount Santrol under the Merger Agreement at or prior to the closing date of the Merger;

•	the receipt of an officer’s certificate executed by the Chief Executive Officer or Chief Financial Officer of Fairmount Santrol to the effect that the conditions in the four preceding bullet points have been satisfied; and

•	the consummation of the HPQ Carveout.

Conditions to Obligation of Fairmount Santrol

The obligation of Fairmount Santrol to effect the Merger is subject to the satisfaction or waiver by written consent of Fairmount Santrol, in whole or in part, to the extent permitted by applicable law, of the following conditions:

•	the representation and warranty of Sibelco, Unimin, Merger Sub and Merger Sub LLC with respect to the absence of a material adverse effect on Unimin since June 30, 2017 being true and correct as of the closing date of the Merger as though made on the closing date of the Merger;

•	certain representations and warranties of Sibelco, Unimin, Merger Sub and Merger Sub LLC with respect to organization, good standing, corporate power and authority, authorization, execution, delivery and enforceability of the Merger Agreement, capital structure, the absence of state antitakeover statutes and related party transactions being true and correct in all material respects (except in the case of the capital structure representation, which will be subject to a de minimis exception) as of the closing date of the Merger as though made on the closing date of the Merger (except to the extent such representations and warranties expressly relate to a specific date or December 11, 2017, in which case such representations and warranties must be true and correct in all material respects as of such date);

•	each other representation and warranty of Sibelco, Unimin, Merger Sub and Merger Sub LLC (without giving effect to any limitation as to materiality, material adverse effect or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated by the Merger Agreement and the Ancillary Agreements) being true and correct as of the closing date of the Merger as though made on the closing date of the Merger (except to the extent such representations and warranties relate to a specific date or December 11, 2017, in which case such representations and warranties must be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a material adverse effect on Unimin;

•	each of Sibelco, Unimin, Merger Sub and Merger Sub LLC having performed in all material respects all agreements, covenants and obligations required to be performed by it under the Merger Agreement at or prior to the closing date of the Merger;

•	the receipt of an officer’s certificate duly executed by the Chief Executive Officer or Chief Financial Officer of each of Sibelco and Unimin and by an officer of Merger Sub and Merger Sub LLC to the effect that the conditions in the four preceding bullet points have been satisfied;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the receipt of a tax opinion with respect to matters related to the HPQ Carveout and the receipt of a tax opinion with respect to matters related to the Merger;

•	the consummation of the HPQ Carveout;

•	the Contribution Agreement, the Tax Matters Agreement, the Distribution Agreements and the Agency Agreements shall have been executed by all parties thereto and shall be in full force and effect; and

•	Unimin and Sibelco shall have entered into the Stockholders Agreement.

Termination

The Merger Agreement may be terminated at any time prior to the effective time, whether before or after obtaining Fairmount Santrol stockholder approval, under the following circumstances:

•	by mutual written consent of Fairmount Santrol and Unimin; or

•	by either Fairmount Santrol or Unimin:

•	if the Merger is not consummated by the outside date; provided that this right to terminate the Merger Agreement will not be available to a party whose failure to perform any of its material obligations under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by such time;

•	if the Fairmount Santrol Merger proposal has not been approved by reason of the failure to obtain the Fairmount Santrol stockholder approval at the special meeting;

•	if any governmental restraint having the effect of preventing, making illegal or prohibiting the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements shall have become final and non-appealable or if any governmental entity that must grant a required regulatory approval has denied approval of the Merger and such denial has become final and non-appealable (so long as the party seeking to terminate the Merger Agreement under this provision shall have used reasonable best efforts to prevent the entry of and to remove such restraint or to obtain such requisite regulatory approval or remove such condition, as the case may be);

•	if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, where such breach or failure to perform would give rise to a failure of the related condition, which is not cured by the other party within 30 days of written notice thereof; provided that this right to terminate the Merger Agreement will not be available to a party who is in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or

•	if any governmental approval or waiver, including any antitrust approval or waiver, required under the Merger Agreement is conditioned upon a Material Divestiture by Fairmount Santrol, Unimin or any of their respective subsidiaries or affiliates; provided that this right to terminate the Merger Agreement will not be available to a party (i) whose failure to perform any of its material obligations under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure to obtain such required consent without such condition and (ii) unless and until the parties to the Merger Agreement have taken all actions required to be taken, including defense through litigation, under the Merger Agreement, and there is no further avenue for contestation or appeal of such condition.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

In addition, the Merger Agreement may be terminated by Unimin, at any time prior to the special meeting, upon the occurrence of any of the following events (each, a “Parent Triggering Event”):

•	the Fairmount Board or any committee thereof shall have made a Company Recommendation Change in accordance with the Merger Agreement;

•	the Fairmount Board fails to reaffirm unanimously and publicly its recommendation of the Fairmount Santrol Merger proposal within 10 business days (or, if earlier, prior to the date of the special meeting) after Unimin reasonably requests in writing that such recommendation be reaffirmed publicly; provided that Unimin shall not have made any such request on more than two occasions in respect of any proposed or announced Company Alternative Transaction (or more than two occasions following any material change or modification thereto);

•	a tender or exchange offer relating to shares of Fairmount Santrol common stock shall have been commenced and Fairmount Santrol shall not have sent to its stockholders, within 10 business days after the commencement of such tender or exchange offer (or, if earlier, prior to the special meeting), a statement disclosing that Fairmount Santrol recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Fairmount Santrol Merger proposal; or

•	Fairmount Santrol, its controlled affiliates or any of their respective representatives shall have materially breached the prohibition on solicitation contained in the Merger Agreement.

In addition, the Merger Agreement may be terminated by Fairmount Santrol upon the occurrence of the following events:

•	at any time prior to obtaining Fairmount Santrol stockholder approval, in order to concurrently enter into a definitive agreement providing for a Company Superior Proposal, so long as Fairmount Santrol has complied in all material respects with its obligations in the Merger Agreement regarding solicitation of alternative proposals and shall have paid or shall concurrently pay the termination fee required by the Merger Agreement; or

•	at any time, in the event that (i) all of the conditions to each party’s obligation to effect the Merger, and all of the conditions to the obligations of Sibelco and Unimin to consummate the Merger, have been satisfied, other than the consummation of the HPQ Carveout and other than those conditions that by their terms are to be satisfied at the closing of the Merger, each of which is fully capable of being satisfied at the closing of the Merger, (ii) Unimin and Merger Sub have failed to consummate the Merger at the closing due to the financing not being funded, (iii) Fairmount Santrol has irrevocably notified Unimin in writing that Fairmount Santrol is ready, willing and able to consummate the Merger and all conditions to the obligation of Fairmount Santrol to consummate the Merger have been satisfied (other than those conditions that by their terms are to be satisfied at the closing of the Merger, each of which is fully capable of being satisfied at the closing) or that it waives any unsatisfied conditions, (iv) Fairmount Santrol has given Unimin written notice at least two business days prior to such termination stating its intention to terminate the Merger Agreement if Unimin and Merger Sub fail to consummate the Merger and (v) Unimin and Merger Sub fail to consummate the Merger on the later of the expiration of such two business day period and the date set forth in the foregoing notice; provided, that this right to terminate the Merger Agreement is not available to Fairmount Santrol if Fairmount Santrol’s failure to perform any of its material obligations under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by the relevant time.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Also, certain termination rights included in the Merger Agreement have expired due to the satisfaction of certain obligations by the parties to the Merger Agreement in the time between the date of the Merger Agreement and mailing of this proxy/prospectus, including:

•	the unilateral right of Unimin to terminate the Merger Agreement if Fairmount Santrol failed to include the recommendation of the Fairmount Board in favor of the Fairmount Santrol Merger proposal in this this proxy statement/prospectus; and

•	the unilateral right of Fairmount Santrol to terminate the Merger Agreement by providing written notice to Unimin within 10 business days following delivery of the GAAP Financial Statements by Unimin, if, (i) with respect to the GAAP Financial Statements for 2016, there is either (A) a decrease in net income before income tax benefit, interest expense, depreciation, depletion and amortization of greater than $53,500,000 or (B) an increase in the amount of (x) the indebtedness for borrowed money, less (y) cash and cash equivalents, of greater than $25,000,000, in each case when compared to the equivalent metric derived from Unimin’s IFRS financial statements for 2016, or (ii) with respect to the GAAP Financial Statements for 2015, a decrease in net income before income tax benefit, interest expense, depreciation, depletion and amortization of greater than $38,534,000, when compared to the equivalent metric derived from Unimin’s IFRS financial statements for 2015 (a “Adverse Material Accounting Change”).

Effect of Termination

If the Merger Agreement is terminated, the Merger Agreement will become void, without liability or obligation on the part of any of the parties to the Merger Agreement, except in the case of willful breach of the Merger Agreement. The provisions of the Merger Agreement relating to confidentiality, fees and expenses, effects of termination and termination fees, governing law, specific enforcement, third party beneficiaries, assignment, Sibelco’s release of Unimin, Fairmount Santrol’s agreement to only seek specific performance (and not monetary damages) from Sibelco in respect of its obligations under the Merger Agreement and certain other provisions of the Merger Agreement will continue in effect notwithstanding termination of the Merger Agreement.

Termination Fees

Fairmount Santrol will be required to pay a termination fee of $52 million to Unimin if, subject to certain exceptions:

•	Fairmount Santrol, at any time prior to obtaining the Fairmount Santrol stockholder approval, terminates the Merger Agreement in order to concurrently enter into a definitive agreement providing for a Company Superior Proposal;

•	Unimin, at any time prior to the special meeting, terminates the Merger Agreement upon the occurrence of a Parent Triggering Event (including, among other things, a Company Recommendation Change by the Fairmount Board or a committee thereof);

•	Unimin terminates the Merger Agreement because Fairmount Santrol breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, and at or prior to the first occurrence of such breach by Fairmount Santrol there shall have been publicly made directly to the Fairmount Santrol stockholders generally or shall otherwise have become publicly known or any person shall have publicly announced an intention to make, an offer or proposal for Company Qualifying Transaction and, within nine months of such termination, either (A) Fairmount Santrol or its subsidiaries enters into a definitive agreement with any third party with respect to a Company Qualifying Transaction or (B) any Company Qualifying Transaction is consummated; or

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	either Unimin or Fairmount Santrol terminates the agreement if the Merger has not been consummated at or prior to the outside date, and at or prior to the time of such termination there shall have been made to Fairmount Santrol, or shall have been made directly to the Fairmount Santrol stockholders generally or shall otherwise have become publicly known or any person shall have publicly released an intention to make, an offer or proposal for a transaction that would constitute a Company Qualifying Transaction and, within nine months of such termination, either (A) Fairmount Santrol or its subsidiaries enters into a definitive agreement with any third party with respect to a Company Qualifying Transaction or (B) any Company Qualifying Transaction is consummated.

Unimin will be required to pay a termination fee of $52 million to Fairmount Santrol if Fairmount Santrol terminates the Merger Agreement in the event that (i) all of the conditions to each party’s obligation to effect the Merger, other than the consummation of the HPQ Carveout and other than those conditions that by their terms are to be satisfied at the closing of the Merger, have been satisfied and Unimin and Merger Sub fail to consummate the Merger within three business days of such satisfaction due to the financing not being funded and (ii) Fairmount Santrol has irrevocably notified Unimin in writing that Fairmount Santrol is ready, willing and able to consummate the Merger, has given Unimin at least two business days’ prior notice of its intent to terminate the Merger Agreement and Unimin and Merger Sub fail to consummate the Merger on the later of the expiration of two business days or the date set forth in such notice.

If Fairmount Santrol pays a termination fee, the payment of such fee will be the sole and exclusive remedy of Sibelco, Unimin and any of their respective subsidiaries, equityholders, affiliates, officers, directors, employees and representatives against Fairmount Santrol or any of its representatives or affiliates, and in no event will Sibelco, Unimin or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, the termination of the Merger Agreement, any liabilities or obligations arising under the Merger Agreement or any claims or actions arising out of or relating to any breach, termination or failure of or under the Merger Agreement.

In the event that all of the conditions to each party’s obligations to consummate the Merger have been satisfied (other than those conditions that by their terms are to be satisfied at the closing of the Merger, each of which is fully capable of being satisfied at the closing of the Merger), and the financing contemplated by the Merger Agreement is not funded by the date required by the Merger Agreement, then (i) the sole and exclusive remedies of Fairmount Santrol and any of its subsidiaries, equityholders, affiliates, officers, directors, employees and representatives against Sibelco, Unimin or any of their respective representatives or affiliates, including where Sibelco, Unimin, Merger Sub or Merger Sub LLC breaches the Merger Agreement or fails to perform under the Merger Agreement (whether willfully, intentionally, unintentionally, through a willful breach or otherwise), will be (A) specific performance of Sibelco and Unimin’s obligation solely under their covenant in the Merger Agreement to arrange the financing, (B) termination of the Merger Agreement and payment of the termination fee by Unimin or (C) in the case of a willful breach, a claim against Unimin for damages and (ii) other than as set forth above in the case of a willful breach, in no event will Fairmount Santrol or any of its subsidiaries, equityholders, affiliates, officers, directors, employees or representatives (A) be entitled to seek or obtain any recovery or judgment in excess of the termination fee against Sibelco, Unimin or any of their respective representatives or affiliates, or any of their assets, or (B) seek to recover any other damages or seek any other remedy based on a claim in law or equity against Sibelco, Unimin or any of their respective representatives or affiliates, in each case in respect of any loss suffered as a result of the failure of the Merger to be consummated, the termination of the Merger Agreement, any liabilities or obligations arising under the Merger Agreement or any claims or actions arising out of or relating to any breach, termination or failure of performance under the Merger Agreement.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fees and Expenses

Generally, each party is required to pay all fees and expenses incurred by it in connection with the Merger and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements, whether or not the Merger is consummated, except that each of Fairmount Santrol and Unimin will bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties to the Merger Agreement in connection with (i) the filing, printing and mailing of the registration statement and this proxy statement (including SEC filing fees), (ii) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees) and (iii) the financing contemplated by the Merger Agreement (including any commitment fees, consent fees or other similar fees). Notwithstanding the foregoing, Unimin is responsible for all fees and expenses incurred by it or its stockholders in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement and the Ancillary Agreements.

Amendments, Extensions and Waivers

Amendment. Subject to compliance with applicable law, the Merger Agreement may be amended by the parties to the Merger Agreement at any time before or after obtaining Fairmount Santrol stockholder approval; provided that (i) after the Fairmount Santrol stockholder approval has been obtained, there may not be, without further approval of Fairmount Santrol stockholders, any amendment that changes the amount or the form of the consideration to be delivered to Fairmount Santrol stockholders or that by law otherwise expressly requires the further approval of Fairmount Santrol stockholders and (ii) except as provided in clause (i), no amendment of the Merger Agreement may be submitted to be approved by the Fairmount Santrol stockholders.

Extension; Waiver. At any time prior to the effective time, a party may, in writing, (i) extend the time for performance of any obligation or act of the other parties, (ii) waive any inaccuracies in a representation or warranty of the other parties, (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement or (iv) waive the satisfaction of any of the conditions contained in the Merger Agreement.

No Third-Party Beneficiaries

The Merger Agreement is not intended to confer any rights or remedies upon any person other than (1) the parties to the Merger Agreement, (2) as described in the section entitled “—Indemnification, Exculpation and Insurance of Directors and Officers,” beginning on page 183 of this proxy statement/prospectus, the indemnified parties, (3) the right of the holders of shares of Fairmount Santrol common stock to receive the Merger Consideration after the closing of the Merger and (4) with respect to certain provisions, the lenders party to the debt commitment letter.

Specific Performance

The parties to the Merger Agreement have agreed that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. The parties to the Merger Agreement have agreed that prior to any termination of the Merger Agreement, they will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the performance of its terms and provisions, without proof of actual damages, in addition to any other remedy to which they are entitled at law or in equity. The parties to the Merger Agreement have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Except as stated below, Fairmount Santrol is not entitled to specifically enforce Sibelco’s, Unimin’s, Merger Sub’s or Merger Sub LLC’s obligations, as applicable, to effect the closing of the Merger or pay or issue the Merger Consideration. Notwithstanding the foregoing, Fairmount Santrol can specifically enforce the obligations of Sibelco, Unimin, Merger Sub or Merger Sub LLC to effect the closing of the Merger and to pay or issue the Merger Consideration only if (i) all of the conditions to the closing of the Merger applicable to all parties and to Unimin have been satisfied or waived by the party entitled to waive, (ii) Fairmount Santrol has irrevocably confirmed in a written notice that it is ready, willing and able to consummate the Merger, (iii) the Financing has been funded and (iv) Unimin fails to consummate the closing of the Merger by the date the closing of the Merger is required to occur.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

VOTING AND SUPPORT AGREEMENT

Concurrently with the execution of the Merger Agreement, Unimin and Merger Sub entered into the Voting and Support Agreement with ASP FML Holdings, LLC and Charles D. Fowler (collectively, the “Supporting Stockholders”), who collectively own approximately 26% of the outstanding shares of Fairmount Santrol common stock.

Pursuant to the Voting and Support Agreement, the Supporting Stockholders agreed to take all actions as may be reasonably required to cause their shares of Fairmount Santrol common stock to be present in person or by proxy at the special meeting and to vote their shares of Fairmount Santrol common stock during the term of the Voting and Support Agreement (1) in favor of the Fairmount Santrol Merger proposal and (2) in favor of the Fairmount Santrol adjournment proposal, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Fairmount Santrol Merger proposal. For the avoidance of doubt, the Supporting Stockholders agreed to vote all their shares of Fairmount Santrol common stock beneficially owned as of the date they entered into the Voting and Support Agreement with Unimin and Merger Sub as well as any additional shares of which either Supporting Stockholder becomes the record or beneficial owner before the special meeting (collectively, 59,304,771 shares, representing approximately 26% of the then outstanding shares of Fairmount Santrol common stock as of January 8, 2018).

The Supporting Stockholders also agreed to vote their shares of Fairmount Santrol common stock against (1) any Company Alternative Transaction, (2) any action that would reasonably be expected to result in a breach of or failure to perform any representation, warranty, covenant or agreement of Fairmount Santrol under the Merger Agreement or of such Supporting Stockholder under the Voting and Support Agreement, (3) any action that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the closing of the Merger or the other transactions contemplated by the Merger Agreement and the Ancillary Agreements (in contravention of the terms and conditions of the Merger Agreement), (4) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, material business transaction, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of Fairmount Santrol or its subsidiaries and (5) any amendment of Fairmount Santrol’s organizational documents that would reasonably be expected to impair the ability of Fairmount Santrol, Unimin or Merger Sub to complete the Merger, or that would or would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the closing of the Merger.

Each Supporting Stockholder appointed Unimin and any designee of Unimin as such Supporting Stockholder’s proxy and attorney-in-fact to vote at the special meeting with respect to such Supporting Stockholder’s shares of Fairmount Santrol common stock during the term of the Voting and Support Agreement. The proxy granted by each Supporting Stockholder is irrevocable during the term of the Voting and Support Agreement. In addition, each Supporting Stockholder agreed during the term of the Voting and Support Agreement not to (1) sell, transfer, pledge, assign or otherwise dispose of any of the shares of Fairmount Santrol common stock it owned or enter into any contract with respect to such disposition of, or limitation on the voting rights of, such shares or any economic interest therein, (2) grant any proxies or powers of attorney with respect to such shares, deposit such shares into a voting trust or enter into a voting agreement with respect to such shares, in each case with respect to any vote on the approval of the Fairmount Santrol Merger proposal, (3) form, join, encourage, influence, advise or participate in any “group” with any persons with respect to any Fairmount Santrol securities or (4) commit or agree to take any of the foregoing actions. The foregoing restrictions do not apply to (i) transfers by a Supporting Stockholder of its shares of Fairmount Santrol common stock to any affiliate of such Supporting Stockholder who has agreed in writing to be bound by the terms of the Voting and Support Agreement or (ii) transfers of such shares with Unimin’s prior written consent.

Each Supporting Stockholder also agreed that it would not, and would cause certain affiliates and each of its and their respective representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage

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(including by way of furnishing information) or knowingly take any other action designed to facilitate any inquiries regarding, or the making of, any proposal the consummation of which would be a Company Alternative Transaction, (b) engage or participate in any substantive discussions or negotiations, or cooperate in any way with any person or group of persons with respect to any inquiries regarding, or the making of, any proposal the consummation of which would be a Company Alternative Transaction, (c) grant certain waivers or releases or (d) resolve, publicly propose or agree to do any of the foregoing. The foregoing obligations will not restrict any Supporting Stockholders, or any of their representatives, from taking any such actions on behalf of or as a representative of Fairmount Santrol that would not constitute a breach of the Merger Agreement.

The Voting and Support Agreement will terminate on the earliest to occur of (a) the termination of the Merger Agreement, (b) the effective time, (c) the Fairmount Board making a Company Recommendation Change, (d) with respect to any individual Supporting Stockholder (i) at any time by written consent of Unimin and such Supporting Stockholder or (ii) by the Supporting Stockholder following any amendment, change or modification to the Merger Agreement affecting the Merger Consideration in a manner detrimental to the Supporting Stockholder or that would otherwise have a material adverse effect on the Supporting Stockholder and (e) with respect to all Supporting Stockholders, at any time by written consent of the parties to the Voting and Support Agreement.

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MANAGEMENT OF UNIMIN PRIOR TO THE MERGER

Unimin is currently a private company wholly owned by Sibelco. The following table sets forth the name, age and position of each of Unimin’s current directors and executive officers. For a discussion of the expected directors and executive officers of the combined company as of and following the closing of the Merger, see the section entitled “Management and Corporate Governance of the Combined Company after the Merger” in this proxy statement/prospectus.

Name	Age	Position
Directors:
Campbell J. Jones	57	Director
Andrew D. Eich	37	Director
Jean-Luc Deleersnyder	56	Director

Executive Officers:
Campbell J. Jones	57	President and Chief Executive Officer (Principal Executive Officer)
Andrew D. Eich	37	Senior Vice President and Chief Commercial Officer (Principal Financial Officer)
Mark B. Oskam	49	Senior Vice President of Corporate Development
Richard M. Solazzo	59	Senior Vice President/Law, General Counsel & Secretary
Meghan E. DeMasi	42	Vice President/Finance and Treasurer
Jennifer L. Fox	41	Vice President/Human Resources
Douglas S. Losee	47	Vice President/Environmental Affairs
Joaquin Duran Martinez	58	Senior Vice President/Mexico
Reynaldo V. Aloy, Jr.	44	Vice President/Financial Planning & Analysis

Set forth below are brief biographical descriptions of the individuals who currently serve as directors and executive officers of Unimin.

Campbell J. Jones has served as President and Chief Executive Officer of Unimin since 2015 and has been a member of the Unimin Board since 2015. He has also served as Group Chief Operating Officer of Sibelco since 2016. Mr. Jones has been with Sibelco or its affiliates since 2000. He was Managing Director of Sibelco Australia Limited from 2006 to 2014 and Executive General Manager/Chief Operating Officer of Sibelco Australia Limited from 2000 to 2006. Prior to joining Unimin, Mr. Jones was Executive General Manager at Commercial Minerals from 1997 to 2000 and Managing Director at Envirotech Australia from 1992 to 1997. Mr. Jones received a B.E. in Metallurgical Engineering from the University of New South Wales.

Andrew D. Eich has served as Senior Vice President and Chief Commercial Officer of Unimin since June 2016 and has been a member of the Unimin Board since January 2016. From 2012 to June 2016, Mr. Eich was Chief Financial Officer and Vice President, Finance & Development/Treasury of Unimin. From 2004 to 2012, Mr. Eich served in a variety of roles at Aetos Capital, an Asia-focused real estate private equity firm, including roles in M&A, portfolio management, corporate finance and investor relations. Mr. Eich started his career at KPMG LLP in New York, where he worked from 2002 to 2004 in KPMG’s assurance practice. Mr. Eich received a B.A. in Management Economics from Ohio Wesleyan University. Mr. Eich is a CPA (inactive) and CFA charter holder.

For Mr. Deleersnyder’s biography, see the section entitled “Management and Corporate Governance of the Combined Company After the Merger—Board of Directors of the Combined Company.”

Mark B. Oskam has served as Senior Vice President of Corporate Development of Unimin since September 2015. Prior to that role, he served in a number of management roles at Unimin, including Vice President/Procurement/Sustainability/Product Development from 2009 to 2010 and Senior Vice President,

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Technical Services & Procurement from 2010 to 2015. Since 2014, Mr. Oskam has been a member of the board of directors of the College of St. Joseph. Mr. Oskam worked for Omya, Inc., a global producer of industrial minerals, from 1994 to 2008 in various roles in engineering, maintenance and plant management. From 2008 to 2009, he was Vice President Business Development at Omya, Inc. Mr. Oskam received a B.S. in Chemistry from St. Lawrence University, a B.S. in Chemical Engineering from Clarkson University and an MBA from the College of St. Joseph.

Richard M. Solazzo joined Unimin in 2003 and has served as Senior Vice President/Law, General Counsel & Secretary since January 2010. He also has served as Senior Vice President, Environmental Affairs, Senior Vice President, Human Resources, Vice President and Assistant General Counsel. Mr. Solazzo was a partner in the Connecticut law firm of Cummings & Lockwood from 1998 to 2003 and a partner in Solazzo & Rosenthal from 1993 to 1998. From 1990 to 1993, he served as Senior Counsel to Siemens Corporation and to Rolm, an IBM and Siemens company. Mr. Solazzo started his career in private practice in New York and served as an Associate in the New York law firms of Fried, Frank, Harris, Shriver and Jacobson LLP and Proskauer Rose LLP. Mr. Solazzo received a B.S. from Cornell University and his J.D. from the Georgetown University Law Center in Washington, DC.

Meghan E. DeMasi has served as Vice President, Finance, Accounting & Controls of Unimin since June 2016. From October 2012 to January 2014, Ms. DeMasi served as Controller and, from January 2014 to June 2016, as Controller & Director of Finance of Unimin. Prior to joining Unimin, from 2007 to September 2012, Ms. DeMasi was Corporate Controller & Chief Accounting Officer at Arch Chemicals, a global biocides company. From April 2006 to May 2007, Ms. DeMasi was Assistant Controller and, from April 2003 through April 2006, she was the Director of Financial Reporting and Corporate Accounts at Arch Chemicals. At the beginning of her career, from 1997 to 2003, she worked at KPMG, where she held various positions of increasing responsibility and had overall responsibility for services provided in connection with audits and SEC filings. Ms. DeMasi received a B.S. in Accounting from Fairfield University and has CPA certification in the State of Connecticut.

Jennifer L. Fox has served as Vice President, Human Resources of Unimin since April 2016. Prior to joining Unimin, Ms. Fox was the Group Vice President, Human Resources at Terex Corporation, where she spent 14 years from March 2002 to April 2016. She served as a corporate paralegal, before moving into Human Resources. From there, she took on multiple human resources roles starting at the corporate office and at the plant level, then more senior level roles partnering with business leaders in different global segments and corporate functions. Also in her career, she held leadership roles in human resources at General Electric Corp. and as a paralegal at United Rentals. Ms. Fox received a B.S. in Political Science from Western Connecticut State University and a M.S. in Organizational Development & Human Resources from Manhattanville College.

Douglas S. Losee has served as Vice President/Environmental Affairs of Unimin since August 2010. Prior to joining Unimin, from 2007 to 2010, he was the Environmental Manager at Koch Pipeline, LLC. From 2000 to 2007, he served as the Director of Natural Resources Services at I&S Engineers & Architects. Mr. Losee started his career at the Minnesota Department of Natural Resources as a Hydrologist, where he worked from 1995 to 2000. Mr. Losee received a B.S. in Natural Resources and Environmental Science with an emphasis in Hydrology from the University of Minnesota.

Joaquin Duran Martinez has served as Senior Vice President/Mexico of Unimin since 1997. Prior to joining Unimin, from 1993 to 1997, he was Managing Director of Grupo Materias Primas at Vitro Group in Mexico. From 1979 to 1993, he served in several managerial positions within Grupo Materias Primas in diverse areas such as Engineering, Operations and Human Resources. Mr. Duran Martinez started his career at Fabricación de Maquinas at Vitro Group where he worked from 1978 to 1979. Mr. Duran Martinez received a B.S. from Monterrey Institute of Technology in Mexico and his M.A. in Systems in Management from Lancaster University in the United Kingdom.

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Reynaldo V. Aloy, Jr. has served as Vice President, Finance, Financial Planning & Analysis of Unimin since January 2017. Previously, Mr. Aloy, Jr. was Director of Corporate Financial Planning & Analysis at Praxair, Inc., a NYSE-listed global supplier of industrial gases. In his 15 years with Praxair, he also held positions in investor relations in the U.S. and finance in Praxair’s Brazilian subsidiary. Earlier in his career, he worked in management consulting and banking in Brazil. Mr. Aloy received a B.A. in Economics from the Federal University of Rio de Janeiro and an M.B.A. from Coppead/UFRJ, also in Brazil.

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MANAGEMENT AND CORPORATE GOVERNANCE

OF THE COMBINED COMPANY AFTER THE MERGER

Board of Directors of the Combined Company

Following the Merger, the Combined Company Board will be comprised of 11 directors. Pursuant to the terms of the Merger Agreement, Fairmount Santrol and Unimin will cooperate and take all actions as is necessary to cause, effective as of the effective time, the Combined Company Board to be comprised of:

•	the six Unimin-nominated directors, who initially will be , , , , and , one of whom will be the chairman of the Combined Company Board;

•	the four Fairmount-nominated directors, who initially will be , , and ; and

•	the Chief Executive Officer of the combined company as of the effective time, who will be Jenniffer D. Deckard.

At least three of the Fairmount-nominated directors must qualify as independent directors under NYSE corporate governance rules. If, prior to the effective time, any individual designated to serve on the Combined Company Board after the effective time is unable or unwilling to so serve, Unimin or Fairmount Santrol, as applicable, will designate another individual to serve in such individual’s capacity.

Under the terms of the Stockholders Agreement, from the effective time until the day following the third annual meeting of the combined company stockholders following the effective time, Sibelco and the other combined company stockholders who are parties to the Stockholders Agreement will vote all voting shares of combined company stock owned by them, and take all other necessary actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the combined company or otherwise), and the combined company and its directors will take all necessary actions within its and their control:

•	to ensure that the number of directors constituting the Combined Company Board is fixed at 11 directors;

•	prior to the Trigger Date, to nominate and vote to elect the Unimin-nominated directors and the Fairmount-nominated directors as described above in accordance with the Merger Agreement; and

•	from and after the Trigger Date,

•	to cause the number of Unimin-nominated directors to be reduced so that the number of Unimin-nominated directors is at all times equal to the product of (x) Sibelco’s percentage ownership of outstanding shares of combined company common stock and (y) the total number of directors authorized to serve on the Combined Company Board (rounded down to the nearest whole number); and

•	to nominate and vote to elect as directors:

•	the number of Unimin-nominated directors calculated as described above (reflecting Sibelco’s percentage ownership of outstanding shares of combined company common stock);

•	the number of individuals equal to the difference between six and the number of Unimin-nominated directors, nominated in accordance with the Stockholders Agreement (including the provisions regarding filling vacancies described below);

•	the Fairmount-nominated directors; and

•	the Chief Executive Officer of the combined company, from time to time.

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The “Trigger Date” is defined as the earlier of (i) the close of business on the tenth business day following the date on which Sibelco and its affiliates no longer beneficially own more than 50% of the outstanding shares of combined company common stock and (ii) the close of business on the business day following public announcement by Sibelco that Sibelco has made an election that the “Trigger Date” has occurred.

For the avoidance of doubt, subject to the provisions in the Stockholders Agreement related to vacancies, at no time prior to the third annual meeting of combined company stockholders following the effective time may the number of Unimin-nominated directors be more than one more than half of the total Combined Company Board.

In addition, from the effective time until the third annual meeting date, if a vacancy is created on the Combined Company Board at any time due to the death, disability, retirement, resignation or removal of a director, then:

•	if such director is a Unimin-nominated director, the remaining Unimin-nominated directors have the right to designate an individual to fill such vacancy;

•	if such director is a Fairmount-nominated director, then the remaining Fairmount-nominated directors have the right to designate an individual to fill such vacancy;

•	prior to the Trigger Date, if the vacancy is caused by the death, disability, retirement, resignation or removal of a Fairmount-nominated director, and the Fairmount-nominated directors do not fill such vacancy for more than 30 days after notice from the combined company of such failure to fill the vacancy, then the vacant position will be filled by an individual designated by the Unimin-nominated directors then in office, but any such individual will be removed if the remaining Fairmount-nominated directors so direct and simultaneously designate a new director; and

•	if a vacancy is created on the Combined Company Board because of the removal of a Unimin-nominated director due to a decrease in Sibelco’s percentage ownership of outstanding shares of combined company common stock as described above, then the remaining directors will have the right to immediately designate a replacement for the removed director to fill such vacancy; provided that any such replacement must be an independent director.

In addition, from the effective time until the third annual meeting date, if the Chief Executive Officer of the combined company is removed or resigns as Chief Executive Officer of the combined company pursuant to the terms of such officer’s employment agreement, then such individual will also be removed as a director, and the successor Chief Executive Officer of the combined company will be appointed to the Combined Company Board in accordance with the combined company’s certificate of incorporation and the combined company’s bylaws.

From and after the third annual meeting date, the size and composition of the Combined Company Board may be adjusted by the Combined Company Board in accordance with the combined company’s certificate of incorporation and the combined company’s bylaws, subject to the applicable NYSE listing rules.

The table below provides the names and ages of, and the positions to be held by, the individuals currently identified to serve as directors of the combined company following the closing of the Merger.

Name	Age	Position
Jean-Luc Deleersnyder	56	Director
Jenniffer D. Deckard	52	Chief Executive Officer and Director

Set forth below are brief biographical descriptions of the individuals currently identified to serve as directors of the combined company following the closing of the Merger.

Jean-Luc Deleersnyder has served as a member of the Unimin Board since June 2007. Mr. Deleersnyder has been Chief Executive Officer of Sibelco since 2014. Mr. Deleersnyder joined Sibelco in April 2006 and served as

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CEO Europe and Group Chief Operating Officer prior to his appointment as the Chief Executive Officer of Sibelco in 2014. Prior to joining Sibelco, from 1996 to 2006, he was Executive Vice President of Umicore SA. He started his career at McKinsey & Co. where he worked from 1988 to 1996. Mr. Deleersnyder received a M.S. in Electro-mechanical Engineering and a Ph.D. in Operations Management, both from University of Ghent (Belgium). Due to his 20 years of experience with global industries, including most recently as Sibelco’s Chief Executive Officer, Mr. Deleersnyder is well qualified to serve on the Combined Company Board. His business and industry expertise will provide the Combined Company Board with a unique perspective on the global minerals industry.

Jenniffer D. Deckard has served as Fairmount Santrol’s President, Chief Executive Officer and Director since 2013. Previously, Ms. Deckard served as President from January 2011 until May 2013, Vice President of Finance and Chief Financial Officer and other previous roles in accounting & finance from 1994 until 2011. Ms. Deckard joined the Board of RPM International Inc. (NYSE: RPM) in 2015 and serves as a member of RPM’s Corporate Governance and Nominating Committee. In her local community, Ms. Deckard serves on the boards of the Cleveland Foundation and the EDWINS Foundation. She also serves on the Case Western Weatherhead School of Management’s Visiting Committee and the Board of Directors for the Fairmount Santrol Foundation. Ms. Deckard received a B.S. from the University of Tulsa and a MBA from Case Western Reserve University. Due to her experience as Fairmount Santrol’s President and Chief Executive Officer, Ms. Deckard is particularly qualified to serve on the Combined Company Board. In addition, in her role as Fairmount Santrol’s Chief Executive Officer, she has proven that she is an effective leader. Ms. Deckard’s financial expertise and over 23 years with Fairmount Santrol provide her with intimate, working knowledge of the day-to-day business, plans, strategies and initiatives.

Controlled Company Exemption and Director Independence

Controlled Company

Initially, the combined company will be a “controlled company” within the meaning of the rules of the NYSE because Sibelco will own more than 50% of the outstanding shares of combined company common stock. Consequently, the combined company is not required to comply with certain of the NYSE listed company requirements. In particular, the combined company may not comply with the requirement to have a majority of “independent” directors on the Combined Company Board or, subject to the determination of the Combined Company Board, the requirements to have a nominating/corporate governance committee or a compensation committee.

Director Independence

In connection with the closing of the Merger, the Combined Company Board intends to undertake a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, including family relationships, it is expected that the Combined Company Board will determine that                ,                and                  do not have any material relationship with the combined company and that each of these directors is an independent director as that term is defined under the rules of the NYSE. In making these determinations, the Combined Company Board will consider the current and prior relationships that each non-employee director has with the combined company and all other facts and circumstances that the Combined Company Board deems relevant in determining their independence, including the beneficial ownership of combined company common stock by each non-employee director (and related entities) and the transactions involving them described in the section entitled “Certain Relationships and Related Party Transactions.”

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Board Committees

The Combined Company Board will have the authority to appoint committees to perform certain management and administration functions. It is expected that, in connection with the closing of the Merger, the Combined Company Board will establish an audit committee in accordance with the NYSE and SEC regulations. The anticipated composition and responsibilities of the audit committee is described below. Members will serve on the audit committee until their resignation or until otherwise determined by the Combined Company Board.

The combined company’s audit committee will assist the Combined Company Board in fulfilling its oversight responsibilities regarding the integrity of the combined company’s financial statements, compliance with legal and regulatory requirements, qualifications, independence and performance of the combined company’s independent auditors and the effectiveness and performance of the combined company’s internal audit function. It is currently expected that the combined company’s audit committee will be responsible for, among other things:

•	the appointment, compensation, retention and oversight of the work of the combined company’s independent auditors, including discussing with management the recommendations of the independent registered public accounting firm regarding financial reporting;

•	approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•	reviewing the qualifications and independence of the independent registered public accounting firm;

•	reviewing and discussing with management the combined company’s financial statements and related disclosures and reviewing the combined company’s critical accounting policies and practices;

•	establishing procedures for the receipt, retention and treatment of complaints received by the combined company regarding accounting, internal accounting controls or auditing matters;

•	overseeing and recommending the appointment of the combined company’s director of internal audit; and

•	reviewing the adequacy of the combined company’s internal control over financial reporting.

Upon the closing of the Merger, it is expected that the combined company’s audit committee will consist of                ,                and                 , with                 serving as the committee’s chairperson. All members of the audit committee will be “financially literate” under the applicable rules and regulations of the SEC and the NYSE. In addition, it is expected that the Combined Company Board will determine that                is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act and has the requisite financial experience as defined by the NYSE corporate governance rules.

Upon the effective time, each member of the audit committee will be independent within the meaning of the rules of the NYSE and the SEC. Upon the closing of the Merger, the combined company’s audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and the NYSE. Following the closing of the Merger, the Combined Company Board will have authority to determine the responsibilities of the audit committee, subject to any requirements of applicable law.

Corporate Governance Guidelines and Code of Business Conduct

In accordance with the NYSE rules, in connection with the Merger, the combined company will adopt Corporate Governance Guidelines and a Code of Business Conduct and Ethics in a form customary for a NYSE-listed company.

The Corporate Governance Guidelines will cover such matters as director qualifications and responsibilities, responsibilities of key committees, director compensation and matters relating to succession planning.

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The Code of Business Conduct and Ethics will contain provisions with respect to confidentiality, fair dealing, conflicts of interest protection and proper use of the combined company’s assets and compliance with law.

In accordance with the SEC rules, in connection with the Merger, the combined company will also adopt a code of ethics for senior financial officers.

Management of the Combined Company

The table below details the names of, and information about, the individuals anticipated to serve as executive officers of the combined company following the closing of the Merger:

Name	Age	Position
Jenniffer D. Deckard	52	Chief Executive Officer

Additional executive officers are expected to be identified in due course prior to the closing of the Merger.

For Ms. Deckard’s biography, see the section entitled “Management and Corporate Governance of the Combined Company after the Merger—Board of Directors of the Combined Company.”

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UNIMIN COMPENSATION INFORMATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis is to provide information about the material elements of compensation that are paid, awarded to, or earned by, Unimin’s “named executive officers” (“NEOs”), who consist of Unimin’s principal executive officer, principal financial officer (or individual serving in such capacity) and the three other most highly compensated executive officers.

For 2017, Unimin’s NEOs were:

Name	Role
Campbell J. Jones	President & Chief Executive Officer
Andrew D. Eich	Principal Financial Officer
Andrew G. Bradley*	Global Vice President, Safety, Health & Sustainability
Scott J. Preston**	Chief Operating Officer
Mark B. Oskam	Senior Vice President, Corporate Development

*	Mr. Bradley retired from Unimin, effective as of January 2, 2018.

**	Mr. Preston separated from service with Unimin effective as of December 31, 2017.

Executive Summary

Unimin is managed with a long-term perspective. Unimin invests for the future and manages for the next decade, with emphasis on growth, diversification and sustainable development. Unimin’s business model is built upon the strategic alignment of superior mineral deposits, advanced production technologies and skilled and innovative people to deliver performance and value to Unimin’s customers.

Likewise, Unimin’s executive compensation program is managed and structured with a long-term perspective. Unimin aligns management and stakeholder interests through the prudent use of short- and long-term incentives, which encourage executives to focus and execute upon Unimin’s long-term strategic goals, thereby creating long-term, sustainable growth.

Note on Historical Compensation Decisions

Unimin’s compensation approach is tied to its stage of development. Prior to the Merger, Unimin has been a privately-owned company. As a result, Unimin has not been subject to any stock exchange listing or SEC rules requiring a majority of the Unimin Board to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Most, if not all, of Unimin’s prior compensation policies and determinations, including those made for 2017, were based on an annual budgeting process looking at national market conditions both within and outside of Unimin’s industry, taking into account local conditions where appropriate. Based on this, compensation recommendations were made to and then approved by the Unimin Chief Executive Officer or the direct managers of the NEOs. Compensation recommendations for Unimin’s Chief Executive Officer were made by Sibelco’s Chief Executive Officer and approved by Sibelco’s Remuneration Committee on an annual basis.

Compensation Framework

Unimin’s executive compensation program has included several compensation elements that have each been tailored to reward specific aspects of company and individual performance. Prior to the Merger, primary elements of Unimin’s executive compensation program have included base salary, an annual cash bonus, and cash-based performance rights.

Base Salary	Base salaries are set to be competitive to the marketplace. Base salaries are not automatically adjusted annually, but they are reviewed on an annual calendar basis. They may also be adjusted when warranted due to changes in an executive officer’s responsibilities, demonstrated performance or relevant market data.

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Short-Term Incentives	Cash incentives reward the achievement of annual corporate and individual goals. For the year ended December 31, 2017, annual incentives were based on established financial targets (EBITDA and Free Operating Cash Flow), as well as an assessment of individual contribution and performance.

Long-Term Incentives	Long-term incentives are used to motivate executives to deliver long-term stockholder value, while also providing a retention vehicle for Unimin’s executive talent. Going forward as a public company, the combined company intends to use its 2018 Omnibus Equity Plan to deliver long-term equity awards to its executive team.

Target Pay Mix

Unimin utilizes the particular elements of compensation described above because Unimin believes that these elements provide a well-proportioned mix of secure compensation, retention value and at-risk compensation, which produces short-term and long-term performance incentives and rewards. By following this approach, Unimin incentivizes its executives to focus on business metrics that will produce a high level of short-term and long-term performance for Unimin and long-term wealth creation for the executive, as well as reducing the risk of recruitment of top executive talent by competitors.

For key executives, including the NEOs, the mix of compensation is weighted toward variable, at-risk pay (annual incentives and long-term incentives). Maintaining this pay mix results fundamentally in a pay-for-performance orientation for Unimin’s executives, which is aligned with Unimin’s stated compensation philosophy of providing compensation commensurate with performance.

Compensation Philosophy and Objectives

Unimin has strived to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards and fixed versus contingent payments and awards in ways that it believes are most appropriate to motivate its executive officers. Unimin’s executive compensation program is designed to:

•	attract and retain talented and experienced executives in Unimin’s industry;

•	reward executives whose knowledge, skills and performance are critical to Unimin’s success;

•	align the interests of Unimin’s executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to Unimin’s success;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and Unimin; and

•	compensate Unimin’s executives in a manner that incentivizes them to manage Unimin’s business to meet its long-range objectives.

The compensation paid to Unimin’s NEOs for 2017 is not necessarily indicative of how the combined company will compensate its NEOs following the closing of the Merger. It is expected that following the closing of the Merger the Combined Company Board will implement new compensation plans and potentially modify Unimin’s current compensation plans in order to tie a substantial portion of the executives’ overall compensation to key strategic financial and operational goals.

Role of Compensation Consultants

In connection with the determination of compensation in 2017, Sibelco’s Remuneration Committee engaged the Korn Ferry Hay Group to conduct a market review and analysis with respect to the appropriateness of certain

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

elements of senior executives’ compensation, including that of Unimin’s Chief Executive Officer. The benchmarking data considered in connection with the review included data from 140 organizations within the United States, spread across various industries and of various sizes. While no specific percentile within any peer group was targeted in setting compensation levels, including the level of Unimin’s Chief Executive Officer’s base salary, such data was considered in the broader context of general comparability with respect to similarly situated organizations of similar size.

Separately, in connection with the Merger and the transition forward as a publicly-traded company, and in order to obtain a better understanding of the market practices of its peers, Unimin has been working with Aon Hewitt in order to conduct a peer group analysis of compensation practices at peer competitors. The work with Aon Hewitt is still continuing and was not utilized in determining the compensation of Unimin’s NEOs for 2017.

As Unimin transitions forward as a publicly-traded company, the combined company must continue to ensure that it compensates its executives appropriately. To that end, the combined company may choose to retain an outside, independent compensation consultant. If and when the combined company decides to engage a compensation consultant, the combined company will consider the firm’s independence to the extent required by applicable law.

Risk Assessment of Compensation Programs

Unimin has determined that any risks arising from its current compensation programs and policies are not reasonably likely to have a material adverse effect on Unimin. Unimin’s compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, as well as the multiyear vesting schedules for long-term awards, encourage employees to maintain both a short and a long-term view with respect to Unimin’s performance.

Elements of Compensation

Unimin’s current executive compensation program consists of the following components:

•	base salary;

•	annual cash incentive awards linked to both Sibelco’s and Unimin’s overall performance;

•	long-term equity-based compensation based on value creation for Sibelco; and

•	other executive benefits and perquisites.

Unimin combines these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of Unimin’s executive officers and other senior personnel with those of Unimin’s stakeholders.

Base Salary

A primary component of executive compensation has historically been base salary. The base salary established for Unimin’s executive officers is intended to reflect each individual’s:

•	responsibilities;

•	experience;

•	prior performance; and

•	other discretionary factors deemed relevant by Sibelco’s Chief Executive Officer and Remuneration Committee.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

In 2017, Sibelco’s Chief Executive Officer and Sibelco’s Remuneration Committee determined base salaries with reference to internal relativities, factors such as job size and external market data.

The base salaries paid to Unimin’s NEOs in 2017 were as follows:

Name	2017 Base Salary
Campbell J. Jones	$790,465	[1]
Andrew D. Eich	$408,250
Andrew G. Bradley	$449,128
Scott J. Preston	$409,750
Mark B. Oskam	$338,400

Base salaries are reviewed during the first quarter of the fiscal year by Sibelco’s Chief Executive Officer and Remuneration Committee for Unimin’s Chief Executive Officer’s compensation and by the Unimin Chief Executive Officer or the direct manager of the NEOs and may be adjusted from time to time based on the results of this review. In past years, the appropriate leaders reviewed the performance of all executive officers and, based on this review and any relevant informal competitive market data made available to him or them during the past year, set the base salary and executive compensation package for each executive officer for the coming year.

At the request of Sibelco’s Remuneration Committee, a formal market review was conducted by the Korn Ferry Hay Group to ensure Unimin’s Chief Executive Officer and other senior management are appropriately compensated. The benchmarking data considered in connection with the review included data from 140 organizations within the United States, spread across various industries and of various sizes. While no specific percentile within any peer group was targeted in setting compensation levels, including the level of Unimin’s Chief Executive Officer’s base salary, such data was considered in the broader context of general comparability with respect to similarly situated organizations of similar size.

Annual Incentives

Sibelco’s Chief Executive Officer and Sibelco’s Remuneration Committee have the authority to award annual cash bonuses to Unimin’s executive officers and others who directly report to Unimin’s Chief Executive Officer. The annual cash bonuses of other positions, including the other NEOs, must be approved by Unimin’s Chief Executive Officer and the direct manager following consultation with the Remuneration Committee. The annual cash bonuses are intended to offer incentive compensation by rewarding the achievement of corporate and individual performance objectives.

Typically, at the commencement of an executive officer’s employment with or promotion within Unimin, Sibelco’s Chief Executive Officer and Remuneration Committee and the Unimin Chief Executive Officer or the executive officer’s direct managers set a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary.

Performance targets are established at the beginning of every plan year. For 2017, Unimin’s short-term incentive plan utilized three types of objectives: financial, individual, and outperformance.

For participants with a group-wide role, including Mr. Bradley, the weighting of the objectives is as follows:

Group Financial (80% weighting)	• 70% Group EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization); • 30% Group FOCF (Free Operating Cash Flow before dividend and growth capex)

[1]	In accordance with the employment agreement entered into between Unimin Corporation and Campbell Jones, Mr. Jones’ base salary is determined in Australian dollars but paid in U.S. dollars at an exchange rate of AUS1 : $0.94. In 2017, Mr. Jones’ base salary was 840,920 AUS, which at the agreed exchange rate equals $790,465.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Personal (20% weighting)	• Subjective evaluation by Sibelco’s Chief Executive Officer and by Unimin’s Chief Executive Officer or the direct managers of the executive officers

Outperformance targets	• Up to 30% additional bonus opportunity for outperformance in excess of financial targets

For other participants serving in a regional management role, including Messrs. Jones, Eich, Preston and Oskam, the weighting of the objectives is as follows;

Group Financial (50% weighting)	• 70% EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) • 30% FOCF (Free Operating Cash Flow before growth capex)

Regional Financial (30% weighting)	• 70% EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) • 30% FOCF (Free Operating Cash Flow before growth capex)

Personal (20% weighting)	• Subjective evaluation by Sibelco’s Chief Executive Officer and by Unimin’s Chief Executive Officer or the direct managers of the executive officers

Outperformance targets	• Up to 30% additional bonus opportunity for outperformance in excess of financial targets (62.5% based on Group Performance/37.5% on Regional Performance).

These corporate and individual performance objectives are designed to be challenging but achievable. The corresponding U.S. GAAP measures for the financial objectives described under Unimin’s short-term incentive plan are              and             , respectively.

Sibelco’s Chief Executive Officer and Remuneration Committee have the discretion to determine whether and in what amounts such bonuses are paid based upon his or their subjective and quantitative evaluation of whether the executive officers have achieved their respective objectives and the impact of their performance on overall corporate objectives. While bonus determinations have typically been formulaic, Sibelco’s Chief Executive Officer and Remuneration Committee have retained discretion over the ultimate annual bonus determinations. In addition, Sibelco’s Chief Executive Officer and/or Remuneration Committee may adjust bonuses due to extraordinary or nonrecurring events, such as significant financings, equity offerings or acquisitions.

For 2017, Sibelco’s Chief Executive Officer and Remuneration Committee established the target percentage amounts for the cash bonuses for Unimin’s Chief Executive Officer. The Unimin Chief Executive Officer or the direct manager of each of Unimin’s NEOs established the target percentage amounts for their cash bonuses. For 2017, Messrs. Jones, Eich, Bradley, Preston and Oskam were eligible to receive annual target cash bonuses up to 65%, 60%, 70%, 50% and 55%, respectively, of their 2017 base salaries. Depending upon corporate and individual performance, each executive officer could receive an amount in excess of his or her target bonus amount.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

For the 2017 plan year, Unimin’s Chief Executive Officer and NEOs received a bonus payment of approximately     % of their target bonus, based upon performance of     % in excess of group-wide financial targets and performance of     % in excess of regional financial targets, with the exception of Mr. Preston, who received a payout of 130% of his target bonus. Actual earned cash bonuses in 2017 for Unimin’s NEOs were as follows:

Name	2017 Annual Bonus
Campbell J. Jones	$
Andrew D. Eich	$
Andrew G. Bradley	$
Scott J. Preston	$
Mark B. Oskam	$

Unimin believes that establishing cash bonus opportunities helps Unimin attract and retain qualified and highly skilled executives. Annual cash bonuses are intended to reward executive officers who have a positive impact on corporate results.

Long-Term Incentives

Unimin believes that equity-based compensation awards enable Unimin to attract, motivate, retain and adequately compensate executive talent. Unimin’s executives have traditionally participated in Sibelco’s Long Term Incentive Plan (the “LTIP”). The LTIP is designed to:

•	align management objectives with stockholders’ long term return, by allowing management to share in the value creation in Sibelco;

•	retain key executives;

•	provide a tool for evaluating and rewarding strategic decisions over a longer time period (more than one year);

•	provide a compensation scheme that is competitive to the market; and

•	align the overall compensation of Sibelco executives with an external market reference.

In 2017, each of Unimin’s NEOs received a grant of rights under the LTIP. These rights would vest at the earliest of three years after the grant date based on Equity Value Creation (as defined in the LTIP plan document). Equity Value is determined by a formula that considers various financial performance parameters, such as EBITDA, EBIT and Net Result (as defined in the LTIP plan document). Value Creation in any given period is the difference between the Equity Value as determined based on the audited financial statements of the year preceding the year of grant and of the second, third, fourth, fifth or sixth year following the year of grant. If any rights vest, and a participant exercises those rights, a participant can receive a cash bonus.

Historically, Sibelco’s Chief Executive Officer and Remuneration Committee have made all long-term incentive grant decisions with respect to Unimin’s executive officers. Following the closing of the Merger, any equity awards made to the combined company’s executive officers will be made pursuant to the combined company’s 2018 Omnibus Incentive Plan. See the section entitled “Description of 2018 Omnibus Incentive Plan” below for a full description of the combined company’s proposed 2018 Omnibus Incentive Plan.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Other Executive Policies and Provisions

Executive Benefits and Perquisites

Unimin provides the following benefits to its executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability;

•	a 401(k) plan with matching contributions, which, for certain executives, includes a component with annual company contributions pursuant to Section 401(a) of the Code; and

•	Unimin’s Pension and Restoration Plan (for Campbell Jones and Andrew Bradley).

Unimin believes that these benefits are generally consistent with those offered by other companies and specifically with those companies with which Unimin competes for employees.

Employment Agreements and Severance and Change of Control Benefits

Unimin believes that a strong, experienced management team is essential to the best interests of Unimin and its stockholders. Unimin recognizes that the possibility of a change in control could result in the departure or distraction of members of its management team to the detriment of Unimin and its stockholders. Accordingly, Unimin determined to enter into employment agreements with certain of its NEOs in order to minimize employment security concerns and allow them to focus on their duties to Unimin. These benefits, which are payable in connection with certain terminations of employment, are enumerated and quantified in the section captioned “—Employment Agreements and Severance Letter.”

Section 162(m) Compliance

Section 162(m) of the Code limits Unimin to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Section 162(m) of the Code did not apply to Unimin’s 2017 fiscal year, as Unimin did not have publicly held common stock during this fiscal year. Recent changes in U.S. federal tax law have substantially modified the rules governing the deductibility of compensation under Section 162(m) of the Code. Following the closing of the Merger, the combined company will consider the requirements of Section 162(m) of the Code in determining the amounts and structure of compensation to be paid to executive officers covered by Section 162(m) of the Code, but the combined company expressly preserves flexibility to award compensation that may not be deductible under Section 162(m) of the Code.

Section 409A Considerations

Section 409A of the Code affects the manner by which deferred compensation opportunities are offered to employees because Section 409A of the Code requires, among other things, that “non-qualified deferred compensation” be structured in a manner that limits employees’ abilities to accelerate or further defer certain kinds of deferred compensation. Unimin intends to operate its existing compensation arrangements that are covered by Section 409A of the Code in accordance with the applicable rules thereunder, and the combined company will continue to review and amend its compensation arrangements where necessary to comply with Section 409A of the Code.

Pension Restoration Plan

The Unimin Corporation Pension Restoration Plan is intended to ensure that employees participating in the Unimin Corporation Pension Plan, whose funded benefits are or will be limited by the compensation limitations

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

imposed by Section 401(a)(17) of the Code, receive the level of benefits anticipated to be paid under the Unimin Corporation Pension Plan based on the Unimin Corporation Pension Plan’s definition of compensation, applied without limitation. The Unimin Corporation Pension Restoration Plan is completely separate and does not qualify for any special tax treatment under the Code. Campbell Jones and Andrew Bradley are the only executives currently participating in the Unimin Corporation Pension Restoration Plan.

Financial Accounting Standards Board Accounting Standards Codification Topic 718

Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“Topic 718”) requires a public company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. Unimin intends to ensure that its equity awards to its executive officers are structured to comply with the requirements of Topic 718 to maintain the appropriate equity accounting treatment, and it is anticipated that the combined company will takes such accounting treatment into account when designing and implementing its compensation programs.

2017 Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2017 earned by, awarded to or paid to Unimin’s NEOs. The amounts reported in this table with respect to the Chief Executive Officer reflect the amounts received by Unimin’s Chief Executive Officer in 2017 from Sibelco, a company organized under the laws of Belgium and the then-parent company of Unimin. The amounts reported with respect to the other NEOs reflect the amounts received by the other NEOs in 2017 from Unimin, which was the employer of these individuals in 2017.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Campbell J. Jones
Chief Executive Officer	2017	790,465	(4)		—	—
Andrew D. Eich
Principal Financial Officer	2017	408,250			—	—		32,935
Andrew G. Bradley
Global Vice President, Safety, Health & Sustainability*	2017	449,128			—	—		174,308
Scott J. Preston
Chief Operating Officer**	2017	409,750		—	—	—		33,779
Mark B. Oskam
Senior Vice President, Corporate Development	2017	338,400			—	—		33,356

*	Mr. Bradley retired from Unimin, effective as of January 2, 2018.
**	Mr. Preston separated from service with Unimin effective as of December 31, 2017.
(1)	These amounts represent amounts awarded in respect of 2017 performance that were not awarded pursuant to the terms of the non-equity incentive plan. These amounts have not been determined at this time.
(2)	These amounts reflect non-equity incentive plan compensation awards, which were earned by Unimin’s NEOs based on corporate and individual performance during 2017 and were approved by Sibelco’s Chief Executive Officer and Remuneration Committee. These amounts have not been determined at this time.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(3)	This column includes 401(k) Plan contributions for eligible employees, term life insurance, disability insurance, contributions to nonqualified deferred compensation plans and other personal benefits. The amounts included in that column include the following:

Name	401(k) Match(a)	Term Life Insurance(b)	Disability Insurance(b)	Car Usage and Related Expenses	Tax Payments(c)	Nonqualified Deferred Compensation Plan Contribution	Other Personal Benefits(d)
Campbell J. Jones	9,450	3,066	869	13,730		55,549	209,202
Andrew D. Eich	16,602	2,702	869	12,762	—	—	—
Andrew G. Bradley	9,450	2,970	869	14,526	—	146,493	—
Scott J. Preston	20,250	2,716	869	9,944	—	—	—
Mark. B Oskam	20,250	2,246	869	9,991	—	—	—

(a)	Reflects amounts of contributions to Unimin’s 401(k) Plan for eligible employees.
(b)	Represents premiums paid by Unimin for applicable insurance policies.
(c)	Represents an amount paid to Mr. Jones so that the net after-tax amount received by Mr. Jones in U.S. dollars (using an employment agreement-specified exchange rate of AUS1 : $0.94) would be equivalent to the nominal net amount that he would have received in Australian dollars, net of certain items, including an amount representing the approximate Australian taxes on his base salary.
(d)	Other personal benefits include housing ($164,549), relocation expenses ($24,539) and expatriate home visits ($20,114).

(4)	In accordance with the employment agreement entered into between Unimin Corporation and Campbell Jones, Mr. Jones’ base salary and bonus are determined in Australian dollars but paid in U.S. dollars at an exchange rate of AUS1 : $0.94. In 2017, Mr. Jones’ base salary was 840,920 AUS, which at the agreed exchange rate equals $790,465.

2017 Grants of Plan-Based Awards

The following table sets forth certain information with respect to Sibelco grants of plan-based awards for the year ended December 31, 2017 with respect to Unimin’s NEOs. Unimin did not grant any equity awards to its NEOs in the year ended December 31, 2017.

		Rights Granted Under Sibelco Long Term Incentive Plan (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Campbell J. Jones	06/02/17	5,000	—	—	—	—	—	—	—	—	—	—
Andrew D. Eich	06/02/17	1,750	—	—	—	—	—	—	—	—	—	—
Andrew G. Bradley	06/02/17	0	—	—	—	—	—	—	—	—	—	—
Scott J. Preston	06/02/17	1,750	—	—	—	—	—	—	—	—	—	—
Mark. B Oskam	06/02/17	1,250	—	—	—

(1)	The NEOs received grants under the LTIP. Each NEO received a number of “rights,” which represented a proportion of a potential long term performance cash bonus pool. The cash bonus pool is based upon the creation of “Equity Value” (as defined in the LTIP) in Sibelco and its affiliates over the period between December 31, 2016 and December 31, 2023. To the extent vested, the rights under the LTIP can be exercised by the NEOs each plan year, beginning in 2020 through 2024. Such rights will remain outstanding provided that the NEOs remain in the service of Unimin.

Outstanding Equity Awards at 2017 Fiscal Year End

Unimin did not grant any equity awards to its NEOs in the year ended December 31, 2017, and there are no outstanding equity awards held by the NEOs as of December 31, 2017.

Options Exercised and Stock Vested

Unimin has not granted any equity awards to its NEOs to date.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Pension Benefits

The table below shows the present value of the accumulated benefit at year-end for two of Unimin’s NEOs under Unimin’s qualified pension plan, as calculated based upon the assumptions described below. Although SEC rules require Unimin to show this present value, the NEOs are not entitled to receive these amounts in a lump sum. Neither of the NEOs received a payment under this plan in 2017.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Campbell J. Jones	Unimin Corporation Pension Plan	2	91,889	0
Andrew G. Bradley	Unimin Corporation Pension Plan	26	1,415,023	0

The accumulated benefit is based on years of service and base salary considered by the plans for the period through December 31, 2017. The material assumptions used in determining the present value of the plan benefits are (a) the IRS three-segment interest rates used for distributions occurring January 2018 and (b) the 2018 IRS applicable mortality table for Section 417(e)(3) of the Code.

Nonqualified Deferred Compensation

Two of Unimin’s NEOs have account balances in nonqualified deferred contribution plans. Following the closing of the Merger, the combined company may elect to provide the combined company’s executive officers and other employees with nonqualified deferred compensation benefits in the future if it determines that doing so is in the combined company’s best interest.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last FYE ($)
Campbell J. Jones	0	55,549	0	0	76,992
Andrew G. Bradley	0	146,493	0	0	935,580

Employment Agreements and Severance Letter

Campbell J. Jones

Unimin entered into an employment agreement with Mr. Jones effective from May 1, 2015 to April 30, 2018. Under the agreement, Unimin has employed Mr. Jones as its Chief Executive Officer. Pursuant to the employment agreement, Unimin pays Mr. Jones his base salary in U.S. dollars in monthly installments, provided that Mr. Jones may elect to receive up to 50% in Australian dollars. Mr. Jones’s salary is subject to annual review by Sibelco’s Chief Executive Officer and Remuneration Committee. During the term of his employment, Mr. Jones is entitled to participate in Sibelco’s short term cash incentive plan, with the opportunity set at 65% of base salary. Mr. Jones may also be selected to participate in the LTIP. In connection with Mr. Jones’s relocation from Australia to the United States to become Unimin’s Chief Executive Officer, the agreement includes typical expatriate provisions, including tax equalization, tax return preparation, a housing allowance, including utility reimbursement, relocation costs and the cost of airfare for Mr. Jones and his family for one round trip visit per year to/from the United States and Australia. Mr. Jones is also entitled to a company car or, at his election, to receive the equivalent value in cash.

Unimin’s employment agreement with Mr. Jones contains non-competition and confidentiality provisions. Under the non-competition provision, during the term of the employment agreement and for a period of two years thereafter, Mr. Jones may not, directly or indirectly, manage, operate, control, participate in, accept employment or a consulting position with, render any services to, or otherwise advise or assist or be connected with or directly or indirectly own or have any interest in (other than ownership of less than 2% of the outstanding shares of any class of) any enterprise in any competitive business in any defined geographic area. A “competitive

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

business” is described as any business operating in any line of business in which Unimin generates more than $500,000 per year in revenue, and the “geographic area” is generally described as the area within a circle with Unimin’s location at the center and encompassing locations that contain customer sites representing 80% of Unimin’s revenue with respect to the competing product or within five miles of a railroad line operated by Unimin. Under the confidentiality provision, Mr. Jones may not disclose any trade secrets or confidential information during the term of the agreement or thereafter, except as required in the performance of his duties.

If Mr. Jones’s employment terminates due to his death or disability, Mr. Jones or his personal representatives would be entitled to receive, in addition to any amounts earned and accrued but unpaid as of the date of such termination, (i) 100% of the maximum bonus plan compensation payable in respect of the year in which such termination occurs, adjusted for the portion of the year worked before such termination, and (ii) 50% of his base salary for two years after termination.

Upon the expiration of the employment agreement and any extension thereof, in the event that Sibelco is unable to offer Mr. Jones an executive role in Australia on terms no less favorable than those immediately in effect prior to Mr. Jones’s secondment to the United States, Unimin would be obligated to pay Mr. Jones (i) separation pay (redundancy) in an amount equal to four (4) weeks’ pay for each year of service with Unimin or any entity owned or controlled by Sibelco, together with any annual leave or long service leave to which Mr. Jones may otherwise be entitled, and (ii) within six (6) months following the expiration or termination of the employment agreement for any reason other than “for cause”, reimbursement of reasonable costs in connection with Mr. Jones’s family’s relocation to Australia. Pursuant to the employment agreement, “for cause” is described as theft, fraud or embezzlement, or misappropriation of funds from Unimin or failure to follow any lawful directive of Sibelco’s Chief Executive Officer. See “—Completion Bonus Letter Agreements; Change in Control Agreements” for information on severance payments to Mr. Jones under his Change in Control Agreement.

Scott J. Preston

Unimin entered into an employment agreement with Mr. Preston effective February 29, 2016. Under the agreement, Unimin agreed to employ Mr. Preston as its Chief Operating Officer for an initial term of three years, through March 1, 2019, with automatic renewal terms of one year unless Unimin gives 60 days’ notice of its intent not to renew. The agreement provides that Mr. Preston would receive annual reviews of his base salary by Unimin’s President, that Mr. Preston is entitled to participate in Sibelco’s short term cash incentive plan, with the opportunity set at a minimum of 50% of his base salary, and that Mr. Preston may also be selected to participate in the LTIP.

Unimin’s employment agreement with Mr. Preston contains a covenant not to compete. Under this provision, during the term of Mr. Preston’s employment and for a period of one year thereafter, Mr. Preston may not hold a competitive position with a competitor in a restricted territory. A “competitive position” includes a position in which Mr. Preston might disclose confidential information or assist a company whose business is the same as Unimin’s concerning production of products that will compete with Unimin’s products or any third party whose business or major segment thereof is the mining, production or processing of silica or other industrial minerals or materials for use as a proppant in the hydraulic fracturing process or for any other extraction or excavation process in the oil, gas or other energy related industry, and who is engaged in direct competition with Unimin; or any third party who owns or operates, intends to own or operate, or is preparing to own or operate a subsidiary, affiliate, or business line or business segment whose business is or is expected to be engaged in the activities described above, and who is engaged in direct competition with Unimin. The “restricted territory” generally means the area within a circle with Unimin’s location at the center and encompassing locations that contain customer sites representing 80% of Unimin’s revenue with respect to the competing product or within five miles of a railroad line operated by Unimin. Under the confidentiality provision, Mr. Preston may not disclose Unimin’s confidential information or trade secrets during the term of the agreement or thereafter, except as required in the performance of his duties or if required by law.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

As noted above, Mr. Preston left his position as Unimin’s Chief Operating Officer effective December 31, 2017, and entered into a settlement agreement and mutual general release with Unimin. Pursuant to the terms of the settlement agreement, subject to Mr. Preston’s re-execution and non-revocation of the agreement, which includes a mutual release of claims, Unimin agreed to (i) pay Mr. Preston a lump sum amount of $920,000 within thirty days of December 31, 2017, (ii) pay on behalf of Mr. Preston premiums or equivalent premiums for Mr. Preston’s and his family’s coverage under Unimin’s group medical and group dental plans to the extent that Mr. Preston elects continued coverage thereunder pursuant to COBRA for the eighteen month period beginning on January 1, 2018 through June 30, 2019, (iii) transfer all rights, title and ownership interest in the Unimin automobile in Mr. Preston’s possession to Mr. Preston and (iv) provide up to six (6) months of outplacement services at no cost to Mr. Preston.

Pursuant to Mr. Preston’s settlement agreement with Unimin, subject to Mr. Preston’s re-execution and non-revocation of the agreement, Mr. Preston will receive (i) a lump sum payment of $920,000 within thirty days of December 31, 2017, (ii) 18 months’ of Unimin-paid COBRA premiums approximately totaling $46,620 for the period beginning on January 1, 2018 through June 30, 2019, (iii) $41,359.33, representing the approximate book value of the transfer of all rights, title and ownership interest in the Unimin automobile in Mr. Preston’s possession to Mr. Preston, and (iv) $4,500, representing the approximate value of six (6) months of outplacement services for Mr. Preston.

Andrew G. Bradley

Pursuant to a severance letter with Mr. Bradley, in the event that Mr. Bradley resigns on or prior to July 31, 2018, or if Unimin were to involuntarily terminate Mr. Bradley’s employment at any time for any reason, in either case with at least three months’ notice, subject to Mr. Bradley’s execution of a general release of claims in favor of Unimin, Unimin agreed to provide Mr. Bradley with severance equal to 18 months of his then current base salary, an amount in respect of his annual incentive for the year in which such termination occurs, and continuation of health insurance benefits for a specified period.

As noted above, Mr. Bradley retired from his position as Unimin’s Global Vice President, Safety, Health & Sustainability, effective January 2, 2018. Under the letter agreement with Mr. Bradley, and following his execution of a standard general release of claims, Mr. Bradley received (i) a lump sum severance equal to 18 months of his base salary, or $677,850, (ii) an amount in respect of his annual incentive for 2017, or $316,330, (iii) 18 months of Unimin-paid COBRA premiums totaling approximately $15,660 for the period beginning on January 1, 2018 through June 20, 2019 and (iv) $35,015, representing the approximate book value of the transfer of all rights, title and ownership interest in the Unimin automobile in Mr. Bradley’s possession. Mr. Bradley will also receive a lump sum distribution of his accrued pension pursuant to the plan documents.

Completion Bonus Letter Agreements; Change in Control Agreements

Unimin has entered into bonus letter agreements with each of Messrs. Jones, Eich and Oskam. Pursuant to the bonus letter agreements, so long as (i) the executives remain continuously employed by Unimin until December 31, 2018 and do not voluntarily resign their employment other than for Good Reason (as defined in the bonus letter agreements) or are involuntary terminated by Unimin for Cause (as defined in the bonus letter agreements) and (ii) the transactions contemplated by the Merger are consummated on or prior to December 31, 2018, each of Messrs. Jones, Eich and Oskam will receive a lump sum payment of 450,000AUD, $200,000 and $150,000, respectively, on or before December 31, 2018. Pursuant to the bonus letter agreements, in the event that the executives voluntarily terminate their employment with Unimin for Good Reason (as defined in the CIC Agreements described below) at any time after the Closing Date (as defined in the Merger Agreement) but before December 31, 2018, or are involuntarily terminated by Unimin for reasons other than for Cause, the executives will be paid the entire lump sum payment upon such termination of employment.

In November 2017 and December 2017, each of Messrs. Jones, Eich and Oskam entered into a Change in Control Agreement (each, a “CIC Agreement”) that was approved by the Sibelco Remuneration Committee.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Under the CIC Agreements, if Unimin terminates such NEO’s employment for “cause” (as defined in the CIC Agreements), or if such NEO voluntarily terminates for “good reason” (as defined in the CIC Agreements), in either case, from the date of the agreement until 36 months following shareholder approval of any merger or statutory plan of exchange involving Unimin, then such NEO will be entitled to (i) a lump sum severance payment (24 months’ annual base salary for Mr. Jones and 18 months’ annual base salary for Messrs. Eich and Oskam), (ii) a lump sum payment equal to a pro-rata portion of 100% of the maximum bonus compensation payable under the applicable short term incentive plan for each such NEO for the year in which such termination occurs, and (iii) Unimin paid COBRA premiums (24 months for Mr. Jones and 18 months for Messrs. Eich and Oskam).

As a condition to receiving such severance benefits, such NEO must execute and not revoke a standard release of claims relating to his employment. If such NEO has any other agreement with Unimin that provides for severance payments and/or continued health benefits program coverage, such NEO will be entitled to receive the greater of the benefits under the other agreement or those under the CIC Agreement, but not both.

Potential Payments upon Termination or in Connection with a Change in Control

The following paragraphs set forth quantitative estimates of the benefits that would have accrued to certain of Unimin’s NEOs upon various terminations of employment or in connection with a change in control if the applicable event occurred on December 31, 2017.

Campbell J. Jones

In the event that Mr. Jones was terminated by Unimin for reasons other than for Cause (as defined in the CIC Agreement), or voluntarily resigned his employment with Unimin for Good Reason (as defined in the CIC Agreement), in either case, on December 31, 2017, pursuant to his CIC Agreement, and subject to his execution and non-revocation of a standard release of claims in favor of Unimin, Mr. Jones would receive (i) a lump sum severance payment of $1,580,930, representing 24 months’ annual base salary for Mr. Jones, (ii) a lump sum payment equal to $513,802, representing 100% of the maximum bonus compensation payable under the applicable short term incentive plan for 2017, and (iii) 24 months’ of Unimin-paid COBRA premiums approximately totaling $41,640. In addition, Mr. Jones would receive a lump sum payment of 450,000AUD pursuant to his bonus letter agreement.

Andrew D. Eich

In the event that Mr. Eich was terminated by Unimin for reasons other than for Cause (as defined in the CIC Agreement), or voluntarily resigned his employment with Unimin for Good Reason (as defined in the CIC Agreement), in either case, on December 31, 2017, pursuant to his CIC Agreement, and subject to his execution and non-revocation of a standard release of claims in favor of Unimin, Mr. Eich would receive (i) a lump sum severance payment of $616,500, representing 18 months’ annual base salary for Mr. Eich, (ii) a lump sum payment equal to $246,600, representing 100% of the maximum bonus compensation payable under the applicable short term incentive plan for 2017 and (iii) 18 months’ of Unimin-paid COBRA premiums approximately totaling $46,620. In addition, Mr. Eich would receive a lump sum payment of $200,000 pursuant to his bonus letter agreement.

Mark B. Oskam

In the event that Mr. Oskam was terminated by Unimin for reasons other than for Cause (as defined in the CIC Agreement), or voluntarily resigned his employment with Unimin for Good Reason (as defined in the CIC Agreement), in either case, on December 31, 2017, pursuant to his CIC Agreement, and subject to his execution and non-revocation of a standard release of claims in favor of Unimin, Mr. Oskam would receive (i) a lump sum severance payment of $513,000, representing 18 months’ annual base salary for Mr. Oskam, (ii) a lump sum payment equal to $188,100, representing 100% of the maximum bonus compensation payable under the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

applicable short term incentive plan for 2017 and (iii) 18 months’ of Unimin-paid COBRA premiums approximately totaling $46,620. In addition, Mr. Oskam would receive a lump sum payment of $150,000 pursuant to his bonus letter agreement.

Director Compensation

Unimin has not historically provided cash compensation to directors for their services as directors or members of committees of the Unimin Board. Unimin has reimbursed and will continue to reimburse its non-employee directors for their reasonable expenses incurred in attending meetings of the Unimin Board and its committees. Following the closing of the Merger, it is anticipated that the Combined Company Board will adopt a compensation program for its directors.

Compensation Committee Interlocks and Insider Participation

Unimin is a wholly owned subsidiary of its parent company, Sibelco, a privately-owned Belgian company. During the last fiscal year, Unimin did not have a compensation committee or any other committee of the Unimin Board performing equivalent functions. Compensation recommendations for Unimin’s Chief Executive Officer were made by Sibelco’s Chief Executive Officer and approved by Sibelco’s Remuneration Committee. Compensation of Unimin’s other executive officers was approved by the Unimin Chief Executive Officer or the direct managers of the respective executive officer following the principle that compensation changes must be approved by the manager of the manager of the compensation recipient (i.e. a two-up principle). Unimin’s Chief Executive Officer participated in deliberations regarding executive officer compensation. For a discussion of various transactions between Sibelco and the combined company, see “Certain Relationships and Related Party Transactions—Relationship with Sibelco.”

Limitations of Liability and Indemnification Matters

The combined company will adopt provisions in its certificate of incorporation that will limit the liability of its directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the DGCL. Delaware law provides that a corporation’s directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

The combined company’s certificate of incorporation and the combined company’s bylaws also will provide that the combined company will indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. It is believed that indemnification under the combined company’s bylaws covers at least negligence and gross negligence on the part of indemnified parties. The combined company’s bylaws also permit the combined company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification.

Description of 2018 Omnibus Incentive Plan

In connection with the closing of the Merger, the combined company intends to adopt the 2018 Omnibus Incentive Plan (the “2018 Plan”). The 2018 Plan will provide for grants of stock options, stock appreciation

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of the combined company and its subsidiaries, as well as others performing consulting or advisory services for the combined company, will be eligible for grants under the 2018 Plan. The purpose of the 2018 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in the combined company’s long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2018 Plan.

Administration. The 2018 Plan will be administered as determined by the Combined Company Board. For purposes of this discussion, the body that administers the 2018 Plan is referred to as the “Administrator.” Among the Administrator’s powers is to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2018 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2018 Plan as it deems necessary or proper. The Administrator has authority to administer and interpret the 2018 Plan, to grant discretionary awards under the 2018 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2018 Plan and the awards thereunder as the Administrator deems necessary or desirable and to delegate authority under the 2018 Plan to the combined company’s executive officers. To the extent the combined company seeks to obtain the benefit of exemptions available under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, the applicable compensation may be approved by “non-employee directors” or “outside directors,” respectively.

Available Shares. The aggregate number of shares of combined company common stock that may be issued or used for reference purposes under the 2018 Plan or with respect to which awards may be granted may not exceed                 shares. The number of shares available for issuance under the 2018 Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, the combined company may make any adjustments it considers appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the 2018 Plan. The shares available for issuance under the 2018 Plan may be, in whole or in part, either authorized and unissued shares of combined company common stock or shares of common stock held in or acquired for the combined company’s treasury. In general, if awards under the 2018 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2018 Plan.

The 2018 Plan includes certain annual grant limitations that historically were included in plans of this type in order to satisfy the requirements for the performance-based compensation exception under Section 162(m) of the Code. In light of recent changes in U.S. federal tax law, these limitations may no longer be necessary for purposes of Section 162(m) of the Code, but due to uncertainty with respect to Section 162(m) of the Code, the 2018 Plan has included these limitations to remain consistent with historical compensation practices in the market. To the extent that applicable law, market compensation practices or other rules or regulations governing the combined company no longer require these annual grant limitations (other than the annual grant limitation described below for non-employee directors), the Administrator will have the ability to disapply these limitations as it determines to be appropriate in its sole discretion. To the extent that the annual grant limitations remain applicable, they generally will be as follows: (i) the maximum number of shares of combined company common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that may subject to the attainment of specified performance goals and may be granted under the 2018 Plan during any fiscal year to any eligible individual is                  shares (per type of award), (ii) the maximum number of total shares of combined company common stock with respect to all awards that may be

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

granted under the 2018 Plan during any fiscal year to any eligible individual is                 shares, (iii) the maximum number of shares of combined company common stock subject to any performance award that may be granted under the 2018 Plan during any fiscal year to any eligible individual is                 shares, and (iv) the maximum value of a cash payment made under a performance award which may be granted under the 2018 Plan during any fiscal year to any eligible individual will be $                . In addition, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the 2018 Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards, as well as, for the avoidance of doubt, any cash retainers) may not exceed $                . There are no annual limits on the number of shares of combined company common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals.

Eligibility for Participation. Members of the Combined Company Board, as well as employees of, and consultants to, the combined company or any of its subsidiaries and affiliates, are eligible to receive awards under the 2018 Plan.

Award Agreement. Awards granted under the 2018 Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Administrator.

Stock Options. The Administrator may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Administrator will determine the number of shares of combined company common stock subject to each option, the term of each option, which may not exceed 10 years, or five years in the case of an incentive stock option granted to a 10 percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of combined company common stock at the time of grant or, in the case of an incentive stock option granted to a 10 percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Administrator at grant, and the exercisability of such options may be accelerated by the Administrator.

Stock Appreciation Rights. The Administrator may grant stock appreciation rights (“SARs”) either with a stock option, which may be exercised only at such times and to the extent the related stock option is exercisable (a “Tandem SAR”), or independent of a stock option (a “Non-Tandem SAR”). An SAR is a right to receive a payment in shares of combined company common stock or cash, as determined by the Administrator, equal in value to the excess of the fair market value of one share of combined company common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed 10 years. The exercise price per share covered by a SAR will be the exercise price per share of the related stock option in the case of a Tandem SAR and will be the fair market value of combined company common stock on the date of grant in the case of a Non-Tandem SAR. The Administrator may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2018 Plan, or such other event as the Administrator may designate at the time of grant or thereafter.

Restricted Stock. The Administrator may award shares of restricted stock. Except as otherwise provided by the Administrator upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

restricted stock agreement. The Administrator may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock will be required to enter into a restricted stock agreement with the combined company that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Administrator will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. The performance goals for performance-based restricted stock generally maybe based on one or more of the objective criteria set forth in the 2018 Plan and are discussed in general below.

Other Stock-Based Awards. The Administrator may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, PSUs, dividend equivalent units, stock equivalent units, RSUs and deferred stock units under the 2018 Plan that are payable in cash or denominated or payable in or valued by shares of combined company common stock or factors that influence the value of such shares. The Administrator may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals and/or a minimum vesting period. The performance goals for performance-based other stock-based awards generally may be based on one or more of the objective criteria set forth in the 2018 Plan and discussed in general below.

Other Cash-Based Awards. The Administrator may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Administrator will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Administrator may accelerate the vesting of such award in its discretion.

Performance Awards. The Administrator may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Administrator. Based on service, performance and/or other factors or criteria, the Administrator may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals. Awards that are granted, vest or are paid based on attainment of specified performance goals may be subject to any one or more of the following performance measures or such other performance measures as determined by the committee in its sole discretion taking into account the requirements of applicable law and customary market compensation practices. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

adjustments as may be established by the Administrator; (28) the fair market value of a share of combined company common stock; (29) the growth in the value of an investment in combined company common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the Administrator may also exclude the impact of an event or occurrence that the Administrator determines should be appropriately excluded, such as: (1) restructurings, discontinued operations, unusual or infrequently occurring events or non-recurring charges; (2) an event either not directly related to the combined company’s operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Administrator.

In addition, all performance goals may be based upon the attainment of specified levels of combined company performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Administrator may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control. In connection with a change in control, as defined in the 2018 Plan, the Administrator may accelerate vesting of outstanding awards under the 2018 Plan. In addition, such awards may be, in the discretion of the committee: (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by the combined company for an amount equal to the excess of the price of a share of combined company common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of combined company common stock paid in a change in control is less than the exercise price of the award. The Administrator may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights. Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of combined company common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination. Notwithstanding any other provision of the 2018 Plan, the Combined Company Board may at any time amend any or all of the provisions of the 2018 Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2018 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability. Awards granted under the 2018 Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the Administrator may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards. The 2018 Plan provides that awards granted under the 2018 Plan are subject to any recoupment policy that the combined company may have in place or any obligation that the combined company may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date; Term. The 2018 Plan is expected to be adopted by the Unimin board and Unimin stockholders in connection with the closing of the Merger No award will be granted under the 2018 Plan on or after                 , 2028. Any award outstanding under the 2018 Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Unimin is an application-focused minerals company providing materials solutions to its customers drawing from a diversified product portfolio with 28 million tons of production capacity. Unimin produces a wide range of specialized silica sand, micro crystalline silica, feldspar, nepheline syenite, calcium carbonate, clay, kaolin, lime and limestone for use by energy and industrial customers in North America and around the world. Its 38 active processing facilities span the United States, Mexico and Canada and have access to more than 450 million tons of mineral reserves (as defined by the SEC). Unimin’s frac sand facilities are among the largest, most flexible and cost-efficient facilities in the industry, and Unimin’s industrial assets are located in close proximity to key industrial customers. Unimin’s parent company, SCR-Sibelco NV, is a 145 year global leader in the production of industrial minerals with operations in over 40 countries. This heritage brings a strong history and expertise in operational excellence, customer collaboration and application development that is coupled with a global perspective and market understanding, sustainability and durable, returns-oriented investing. During the year ended December 31, 2017, Unimin had revenue of approximately $                billion and sold more than 23 million tons of minerals.

Unimin operates through two reporting segments, an Energy segment and an Industrial segment:

•	Energy. Unimin’s Energy segment is a leading global supplier of sand-based proppants, with more than 13 million tons of low cost raw frac sand capacity and 350,000 tons of resin coated sand capacity (both active and idle). Unimin offers the oil and gas industry a comprehensive portfolio of raw frac sand, resin coated sands, well cementing additives, gravel packing media and drilling mud additives that meet or exceed American Petroleum Institute (“API”) standards. In order to serve the energy industry, Unimin has developed one of the most comprehensive supply chains in the proppant industry with large, unit train capable processing facilities situated on the Union Pacific, Canadian Pacific, CSX and BNSF railroads. Unimin’s supply chain capabilities in the Energy segment include 12 active processing facilities, 32 operating terminals, approximately 9,900 railcars as well as barging capabilities. Unimin’s high quality Northern White, regional frac sand and resin portfolio, together with its leading logistics network, makes Unimin a supplier of choice in the industry. In 2017, Unimin further expanded its capacity at several Northern White locations and began development of a new 3 million ton greenfield facility in West Texas in order to serve customers in the Permian basin. These expansions are expected to increase Unimin’s production capacity to 17.8 million tons in 2018. During the year ended December 31, 2017, Unimin’s Energy segment generated revenue of $ and sold more than 11 million tons of minerals.

•	Industrial. Unimin’s Industrial segment sells value-added products to the glass, ceramics, construction, coatings, polymers, foundry and various other industries. For Unimin, these industries are characterized by stable volumes, a blue chip customer base and predictable performance. Unimin differentiates itself in the Industrial segment by providing a diverse portfolio of products and solutions together with deep technical application know-how that improves the performance of its industrial customers’ processes and products. Unimin sells its products from high quality, low cost facilities, which are typically located in close proximity to its customers in industries such as glass and foundry. In addition, Unimin is Sibelco’s exclusive North American distributor for specialty clays and other high value minerals, which Unimin sells to its core customers. These characteristics make Unimin the supplier of choice for many of the largest industrial companies in North America. During the year ended December 31, 2017, Unimin’s Industrial segment generated revenue of $ and sold over 12 million tons of minerals.

Unimin serves a broad range of industries, minerals and geographies. During 2017, approximately 52% of Unimin’s volume was sold in the Industrial segment, with the remaining 48% sold in the Energy segment (excluding the Electronics segment which will not be part of the combined company following the Merger).

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Unimin’s Industrial segment services a wide range of industries through sales of multiple minerals that, as a whole, have delivered stable volumes historically, particularly as compared to the Energy segment. Unimin’s sales are geographically diverse, with significant mineral sales in Mexico, particularly in the glass and ceramics industries. This diversification creates a highly resilient business model with strong cash flow generation and significant opportunities for both organic and inorganic growth.

Strengths of the Combined Company

Unimin believes that, following the closing of the Merger, the combined company will demonstrate the following strengths, which will differentiate the combined company from its peers:

A Leading North American Industrial Silica and Minerals Producer. Following the closing of the Merger, the combined company will be a leading industrial silica and minerals producer in North America, with more than 50 processing and coating facilities, total processing capacity of approximately 45 million tons and more than 1.3 billion tons of mineral reserves (as defined by the SEC). The combined company will also have a distinct asset base, with leading Northern White sand facilities, two in-basin facilities in the Permian basin and a major nepheline syenite deposit. The combined company’s frac sand facilities are among the largest facilities in the industry, and the combined company’s industrial assets are located in close proximity to key industrial customers. Unimin believes that these characteristics will make the combined company a compelling supplier to customers, who rely on the consistent delivery of raw materials from a stable, long-term partner. Unimin expects that the combined company will be a leader in sales of raw frac sand and resin coated proppants to the oil and gas industry, as well as in sales to glass, foundry and coatings and polymers producers.

Longstanding Customer Relationships Built On Differentiated Capabilities. Both Unimin and Fairmount Santrol have longstanding customer relationships built on their respective differentiated capabilities. Unimin has enjoyed long-term relationships with a strong blue chip customer base (consisting of numerous S&P 500 and similar leading companies across North America), in both its Energy segment and in its Industrial segment. Unimin believes these relationships derive from its broad product offering across multiple minerals and its dedication to quality, consistency and product innovation. Unimin’s experience in multiple minerals and industries has afforded Unimin access to an extensive network of technical capabilities, including advanced mineral processing, coating technologies, resins, blending and mineral systems engineering. These capabilities enable Unimin to collaborate with its customers to improve the performance of their products and equipment and develop new products to meet their needs. Similarly, Fairmount Santrol has been a trusted partner for its customers with significant long-term relationships, including deep relationships with U.S. pressure pumping companies as well as many oilfield service companies. These customer relationships have been driven by Fairmount Santrol’s ability to enhance its customers’ operations and profitability by delivering a full suite of high-quality proppant products, where, when and as-needed.

Broad Based Distribution Network and Unit Train Capabilities. The combined company will have a leading supply chain network in North America with intrinsic transportation advantages. The combined company will have a highly complementary large-scale terminal network, with a combined 96 terminals, including 19 unit train terminals and access to all of the major Class 1 railroads. Unimin’s private railroad in West Virginia, New Jersey, Virginia and Maryland (“Winchester & Western”) further enhances the combined company’s industrial supply chain logistics. The combined company will have strategically located facilities and terminals throughout the Permian basin, including combined in-basin capacity in the Permian basin of 6 million tons via two new flagship facilities under construction with expected completion in the second quarter of 2018. These capabilities will provide an unmatched, low cost and highly flexible supply chain for the combined company’s customers.

Diversification Across Assets, Geographies, Minerals and Industries Served Providing Cash Flow Stability. The combined company will serve a broad range of industries, minerals and geographies. We estimate that, on a pro forma basis for the year ended December 31, 2016, the combined company generated approximately 52% of its volume in the Industrial sector and approximately 48% of its volume in the Energy

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

sector. The combined company will generate revenue from sales of a diverse range of minerals, including sales of silica, nepheline syenite, feldspar, clays and other minerals, to customers in a diverse range of industries, including the glass, coatings, ceramics, construction and foundry industries, and on a geographic basis the combined company will serve customers throughout the United States, Canada and Mexico and, to a lesser extent, in South America, Europe and Asia. This diversification creates a highly resilient business model with strong cash flow.

Strong Management Team with Extensive Industry Experience. Following the closing of the Merger, the combined company will be run by a talented management team consisting of leading executives from both Unimin and Fairmount Santrol. The combined company’s senior executives will have significant experience in geology, mining, logistics and end product customer requirements, positioning the combined company to achieve attractive returns over the long run in the North American industrial minerals and global energy businesses.

Majority Stockholder with Significant Expertise in Global Industrial Minerals. The combined company’s majority stockholder, Sibelco, is a world leader in industrial minerals, with a multi-mineral product offering at over 200 facilities in more than 40 countries. Founded in 1872, Sibelco has a long history as Unimin’s principal stockholder and nominees of Sibelco will constitute a majority of the members of the Combined Company Board following the closing of the Merger. This will provide the combined company with access to leading technologies in mineral processing with a unique research and development platform, in-depth knowledge of global markets, a long track record and expertise in managing a global industrial minerals company and a global platform and distribution network, which can help the combined company grow in its customer base. Unimin also intends to leverage Sibelco’s expertise in order to further develop its North American nonsilica mineral portfolio and to incrementally grow its Industrial segment.

Business Strategy of the Combined Company

Unimin’s objective is to create long-term and sustainable value for its stakeholders, and Unimin believes the combination of its business with Fairmount Santrol will help to accelerate the execution of its business strategy. Unimin intends to create this value through the execution of the following strategies following the closing of the Merger:

Realize Targeted Synergies of the Combined Company. Following the Merger, the combined company will have more than 50 processing and coating facilities, approximately 20,000 railcars and 96 terminals across complementary Class 1 railroads serving both its energy and industrial customers. Unimin believes that substantial synergies exist in integrating and optimizing the supply chains of Unimin and Fairmount Santrol in order to reduce logistics costs, improve mine yields, decrease cycle times of the companies’ combined rail fleet and optimize the combined company’s footprint. The combined company is targeting synergies of approximately $150 million annually, with 50% expected in the first year after the closing of the Merger.

Identify New Synergies of the Combined Company. Unimin expects that, after the closing of the Merger, the combined company will be able to evaluate potential additional synergies in order to create additional value for combined company stockholders, such as applying Fairmount Santrol’s coating technologies to other minerals and applications in industries Unimin serves, advancing both companies’ collective dust control technologies, growing Fairmount Santrol’s blending businesses across Unimin’s assets and leveraging the best operational and commercial excellence programs of each company across the combined business.

Strengthen the Combined Company’s Energy Segment Operations and Portfolio. Unimin intends to continue to invest in, strengthen and diversify its production facilities, distribution footprint and product offerings in its Energy segment. During 2018, Unimin expects to complete construction on its facility in West Texas with capacity of 3 million tons annually, for a total expected investment in the range of $70 to $80 million. During the same period, Fairmount Santrol expects to complete construction of a facility in West Texas with similar annual capacity. Unimin aims to grow its combined raw frac sand capacity from 13.8 million tons in 2017 to 17.9 million tons by the end of 2018 through the construction of a greenfield facility in West Texas and

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brownfield expansions at its Utica facility. The new West Texas facility is expected to be commissioned in mid-2018 and is expected to achieve run rate productive capacity of 3 million tons by September 2018. In addition, Unimin will seek to add new minerals to its portfolio and enhance its value-added product offerings. Drawing on Sibelco’s global footprint, market insight and customer base, Unimin believes the combined company will be well positioned to identify new customers for frac sand and new mineral platforms serving the energy industry.

Grow the Combined Company’s Industrial Segment Production and Product Offerings Through Both Organic and Inorganic Growth. Working collaboratively with its customers, Unimin expects to invest in various brownfield investments in the U.S., Canada and Mexico over the next three years in order to grow its industrial business. Unimin believes that certain of the end markets and geographies where it has operations have strong growth potential and will seek to make ongoing investments to support the growth of its customer base. Unimin also intends to evaluate growth opportunities by reinvesting in both its existing product offering as well as the extension of its product portfolio through the identification of adjacent minerals. Particularly given the expertise and market knowledge of Unimin’s majority stockholder, Sibelco, Unimin believes it is well positioned to identify and execute value-accretive transactions.

Seek to Remain Cash Flow Positive Throughout the Business Cycle. Unimin’s cash generative industrial business is a critical element of its strategy to maintain a strong balance sheet and preserve financial flexibility. Unimin has generated positive cash flow throughout the business cycle, including during the 2016 oil and gas downturn, which it believes differentiates Unimin and will differentiate the combined company from its peers who are more exclusively energy-focused. In addition, by maintaining a strong balance sheet, Unimin preserves the option to lead industry consolidation through value-added business development and to invest in high return projects at opportune times. Unimin also believes that its stable industrial business allows it to more easily weather a business downturn without having to rely on third party funding.

History of Unimin’s Business

Unimin was founded in 1970 by William Woods Jr., a former executive of the Pennsylvania Glass Sand Company, through the acquisition of silica companies in Virginia and Minnesota. In 1973, Sibelco acquired 67% of Unimin. In 1976, Unimin started to produce frac sand at its Ottawa facility and in 1982 Unimin completed construction on an additional frac sand facility in Kasota, Minnesota. In 1983, Unimin purchased the industrial sand division of Martin Marietta, totaling 10 facilities and 3.3 million tons of additional capacity, promoting Unimin to a leading position in sales to industrial sand customers.

In 1989, Unimin acquired a microcrystalline silica facility in Elco, Illinois. In 1990, Unimin acquired nepheline syenite quarries and processing factories in Blue Mountain and Nephton, Ontario, Canada. In 1997, Unimin purchased a Mexican producer of silica sand, silica flour and feldspar, which today operates under the company Grupo Materias Primas. In 2000, Unimin purchased two facilities in Georgia, which produce kaolin. In 2006, Sibelco acquired 100% control of Unimin. In 2007, Unimin acquired a company that produces 400,000 tons of lime per year. In 2013, Unimin acquired a 200,000 ton resin coated sand processing facility in Sibley, Louisiana. Since 2010, Unimin has invested more than $1 billion to expand both raw sand and resin coated sand capacity through greenfield and brownfield expansions in order to better serve the energy industry. Today, Unimin is one of the leading suppliers to the oil and gas industry and a leading silica producer serving industrial customers. For a discussion of sales and segment gross profit of each of Unimin’s segments see note 16 of the notes to Unimin’s audited historical consolidated financial statements, copies of which are attached as Annex F to this proxy statement/prospectus.

Unimin’s corporate headquarters is located at 258 Elm Street, New Canaan, Connecticut 06840. Its telephone number is (203) 966-8880 and its company website is www.unimin.com. The information on Unimin’s website is not incorporated by reference in or considered to be a part of this proxy statement/prospectus.

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Industry Background

Energy Segment

Unimin’s Energy segment serves customers in the oil and gas industry, providing a variety of proppants and other oilfield minerals for use in hydraulic fracturing in the U.S., Canada and internationally. The oil and natural gas proppant industry is comprised of businesses involved in the mining or manufacturing, distribution and sale of the propping agents used in hydraulic fracturing, the most widely used method for stimulating increased production from lower permeability oil and natural gas reservoirs.

Proppant Characteristics

Advances in oil and gas extraction techniques, such as horizontal drilling and hydraulic fracturing, have allowed for significantly greater extraction of oil and gas trapped within shale formations. The hydraulic fracturing process consists of pumping fluids down a well at pressures sufficient to create fractures in the targeted hydrocarbon- bearing rock formation in order to increase the flow rate of hydrocarbons from the well. A granular material, called proppant, is suspended and transported in the fluid and fills the fracture, “propping” it open once high-pressure pumping stops. The proppant filled fracture creates a conductive channel through which the hydrocarbons can flow more freely from the formation into the wellbore and then to the surface. Proppants therefore perform the vital function of promoting the flow, or conductivity, of hydrocarbons over a well’s productive life. In fracturing a well, operators select a proppant that is transportable into the fracture, is compatible with frac and wellbore fluids, permits acceptable cleanup of frac fluids and can resist proppant flowback. In addition, the proppant must be resistant to crushing under the earth’s closure stress and reservoir temperature.

There are three primary types of proppant that are utilized in the hydraulic fracturing process: raw frac sand, resin coated sand and manufactured ceramic beads. These proppant types are produced at various sizes depending on customer needs. Customers choose among these proppant types based on the geology of the reservoir, expected well pressures, proppant flowback concerns and product cost. Given price differences and well specific considerations, E&P companies are continually evaluating the optimal mix of lower cost, lower conductivity frac sand and higher cost, higher conductivity resin coated sand and ceramics in order to best address the geology of the well and to maximize well productivity and economic returns.

Frac sand is generally mined from the surface or underground, and then cleaned and sorted into consistent sizes or grades referred to as mesh sizes. Frac sand can generally be delineated into three main naturally-occurring types: (a) Northern White frac sand; (b) Brady Brown frac sand; and (c) in-basin frac sand, for example, from West Texas serving the Permian basin. Northern White frac sand is a specific type of white sand mined primarily in Wisconsin, Minnesota, and Illinois, and generally considered to be of higher quality than Brady Brown and in-basin frac sand for use as a proppant due to its crush strength, coarseness, sphericity and monocrystalline grain structure. Brady Brown frac sand has lower crush strength due to its polycrystalline structure. Emerging West Texas frac sands are very fine (100 mesh and some 40/70 mesh) with a crush strength that may vary as compared to Northern White sands and depending on grade. The API has identified thresholds that various physical characteristics of proppants should pass, and Northern White frac sand consistently meets these thresholds. Across all sand types, finer sand grades have better crush resistance due to their greater relative surface area.

API specification proppants must meet stringent technical specifications set forth by the API including, among others, coarseness, crush resistance, sphericity, roundness, acid solubility, purity and turbidity (dustiness). These characteristics are of particular importance because they have a significant impact on hydrocarbon conductivity, and directly impact the production and profitability of a well. Conductivity is a function of the permeability of the proppant and the width of the fracture, which dictates the proppant’s ability to prop open a fracture while allowing hydrocarbons to flow to the surface.

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Logistics

Transportation is a critical element for the total delivered frac sand cost. Regional and in-basin sand typically has a cost advantage over Northern White frac sand due to shorter transportation distances, but is usually of lower quality when compared to comparable Northern White mesh sizes.

Frac sand is sold at the mine gate, in-basin at a terminal or directly to the end user at a wellsite. For sand sold at the mine, the purchaser is responsible for the transportation of the frac sand. For in-basin sales of frac sand, the supplier is typically responsible for transporting the sand to either the terminal or the wellsite, which requires an efficient and integrated logistics network for low cost delivery. Efficient and integrated logistics capabilities, including direct rail access from the processing facility, unit train capable facilities, scale and location of in-basin terminals and efficiency of logistics operations are critical to a supplier’s ability to deliver sand at a competitive cost to its customers.

E&P companies’ and oilfield service providers’ preferences and expectations have been evolving in recent years. Breadth of product offerings, sufficient capacity to meet growing well needs and logistics capabilities have become an important differentiating factor when competing for business, on both a spot and contract basis.

Rail is the predominant method of delivery of Northern White frac sand into the key oil and gas basins. For this reason, direct access to Class 1 rail lines is an important differentiator in the industry. Rail shipment can occur via manifest or unit trains. Manifest trains, also called mixed-freight trains, are considered less efficient because these trains switch cars at various intermediate junctions in transit and routinely encounter delays. By contrast, unit trains, which typically consist of 100 rail cars or more, travel directly from origin to destination at a higher speed than manifest traffic. The ability to ship via unit train (which can transport more than 10,000 tons of frac sand each), and simultaneously manage multiple trains at the production facility and in-basin, increases the reliability and cost-effectiveness of delivery to in-basin terminals, and ultimately the wellsite. Our extensive distribution and unit train capabilities reduce in-basin cost and increase effective utilization of our facilities and railcars.

From the in-basin terminals, frac sand is typically delivered to the wellsite via truck where it is then delivered to a wellsite storage unit. In-basin terminals and wellsite delivery and storage of frac sand are becoming increasingly important to meet the needs of customers such as inventory management and quick response times, particularly as customers shift activity towards pad drilling and “zipper frac” completions which require greater volumes of frac sand on the wellsite. As more E&P companies take responsibility for securing their own frac sand, they may ask proppant suppliers to provide solutions for last mile delivery. This requires further coordination and adds a layer of complexity to an already multifaceted supply chain. Solutions can take the form of an acquisition of transport or storage technologies or strategic partnerships with third party specialists.

Demand

Demand for proppant is predominantly influenced by the level of drilling and completions activity by oil and natural gas exploration and production companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. In 2015 and 2016, relatively low oil and natural gas prices resulted in reduced capital spending on drilling and completions activity leading to an 80% decline in the United States land rig count from recent peak levels in November 2014 to the low in May 2016 according to Baker Hughes Incorporated’s North American Rig Count. Production declines resulting from reduced drilling activity in North America, and recent agreements by OPEC members to reduce oil production quotas have provided upward momentum for oil prices. West Texas Intermediate benchmark pricing has more than doubled to US$63.73 per barrel as of January 16, 2018 from lows of US$26.19 per barrel in February 2016.

In response to the improved returns generated by these increases in hydrocarbon prices, oil and natural gas exploration and production companies have increased their capital spending on drilling and completion activities

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since the second half of 2016, and the demand for oilfield activities has increased. According to Baker Hughes Incorporated’s North American Rig Count, the number of active total land drilling rigs in the United States has increased from a low of 380 rigs as reported on May 27, 2016 to 920 active drilling rigs as reported on January 12, 2018.

Unimin has a positive outlook on the proppant industry and expects the following industry trends to impact proppant demand growth over the next few years:

•	Increasing drilling activity and wells per rig. Over the past decade, E&P companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s oil and gas reservoirs. While the well counts have remained relatively stable, drilling activity and the number of wells per rig has increased dramatically through the increased use of pad drilling. With the establishment of advanced techniques such as horizontal drilling and hydraulic fracturing, E&P companies initially focused on establishing and delineating their large acreage positions. Using these advanced techniques, their development plans were largely driven by a desire to grow production quickly, but were not yet optimized for maximum efficiency and economic returns.

•	DUCs decouple frac sand demand and production from rig count. The downturn in oil and gas during 2014 and 2015 saw the decoupling of the traditional indicator of rig count from frac sand demand and thus total oil and gas production. This occurred as companies completed far fewer wells compared to the number being drilled resulting in an inventory of what has become known as drilled but uncompleted wells (DUCs). According to the EIA, as of December 2017, the DUC count was 7,493 wells across all major basins representing over 50 million tons of backlogged demand at today’s well intensity levels. The industry completed approximately 1,100 wells per month through late 2017.

•	Increasing proppant intensity per well. In recent years, with their acreage positions largely established, E&P companies have evolved their capital plans to focus on full-scale, long term development, with the underlying goals of increased efficiencies and optimizing their returns on invested capital. This has led to new development techniques, such as longer lateral lengths and shorter intervals between frac stages, which results in more fracturing stages per well. In addition, the amount of proppant used per stage has increased dramatically, compounding the increase in total demand for proppant per well. In late 2017, individual horizontal wells were completed with an average of more than 6,000 tons of proppant, which is the equivalent of 60 railcars or 240 truckloads.

U.S. HORIZONTAL LAND RIG COUNT

Source: Baker Hughes Incorporated’s North American Rig Count

•

Increased focus on regional and in-basin sand. The Permian basin is expected to be one of the key drivers of demand growth in the near term with demand expected to grow significantly since 2016 while other basins are also expected to grow significantly over this period. Permian demand will be a

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combination of 100 mesh, 40/70 mesh, coarse sand and resin coated products. Unimin expects that the largest source of Permian in-basin supply will be 100 mesh, leading to insufficient Permian production of coarse sand and 40/70 mesh, but an oversupply of 100 mesh. A large portion of 40/70 and all coarser grades of Permian demand will therefore need to continue to be supplied from outside of the Permian. Overall, Unimin believes that demand to be supplied from sources outside the Permian will represent the majority of Permian demand. Unimin believes the combined company’s footprint in the Permian provides it with a competitive advantage with two in-basin production plants coming online in 2018, several unit-train capable terminal facilities providing Northern White sand and one of the most expansive product portfolios in the market.

As a result of the trends described above, the North American proppant market has increased rapidly over the past decade, with the U.S. being the single largest consumer of proppants. Following the downturn in 2015 and 2016, the U.S. proppant market made a strong recovery in 2017.

Supply

Throughout the market downturn in 2016 the frac sand market was oversupplied with a total capacity above 100 million tons serving much less demand (for example, demand in 2016 was only 42 million tons). However, the stabilization of WTI oil prices above $50 a barrel (and more recently $60), and industry projections of increased demand for frac sand, have spurred new development. This is taking place across several modes of supply, from expansions of mines supplying Northern White sands to greenfield projects in the rapidly expanding Permian basin.

In response to the expected demand from the Permian basin, significant new Permian in-basin supply is expected to be commissioned in 2018. While the total announced capacity additions exceed 60 million tons, Unimin believes fewer actual projects will be commissioned. In addition, Unimin believes effective capacity levels of commissioned projects will be lower than nameplate capacity given the difficulties companies will face in maintaining daily nameplate production levels without adequate supply chain infrastructure to absorb variability in daily customer demand. Unimin believes that the new supply in the Permian will be mostly 100 mesh and that a significant portion of Permian demand for 40/70 mesh and all coarser grades will continue to be supplied from outside the Permian. Unimin believes that key differentiators for success in the Permian will be a broad product offering, the right grade mix and an integrated operations and logistics network. Companies with strategically located terminals will be able to distribute both local and Northern White sands. Additionally, terminals in the Permian basin will help bridge timing gaps between Permian production and customer orders.

Industrial Segment

Unimin’s Industrial segment sells value-added products to the glass, ceramics, construction, coatings, polymers, foundry and various other industries. Unimin’s sales to these industries correlate strongly with overall economic activity levels as reflected in the gross domestic product, vehicle production and growth in the housing market. Within these industries, certain sectors provide above-average growth due to consumer, regulatory and manufacturing trends.

Glass

The glass industry includes four primary sub-sectors: container glass (primarily bottles); flat glass (i.e., architectural and automotive glass); fiberglass; and specialty display glass (touch screens). The main raw materials necessary for the production of glass are silica sand, alumina bearing minerals, feldspar and nepheline syenite.

Primary container glass products are beer, wine and soda bottles, food containers and tableware. Container glass demand in the United States tends to follow U.S. GDP growth and has driven stable volumes for suppliers of silica, feldspar and nepheline syenite. In Mexico, growth in the worldwide consumption of Mexican beer produced and bottled in Mexico has increased the demand by Mexican breweries for glass bottles, which has increased demand for high quality low iron silica sand. Unimin expects that these trends will fuel growth in the North American container glass sector over the next several years. Major container glass companies include Owens-Illinois, Ardagh Group S.A. and Anchor Glass. The main products Unimin supplies for container glass production are Glassil whole grain silica, feldspar and nepheline syenite.

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Flat glass includes automotive glass and windows for both residential and commercial applications, among others. Flat glass is produced by large glass companies, including Pilkington, Vitro (PPG), AGC, Guardian Industries and Cardinal Glass. The main product Unimin supplies into the flat glass industry is Glassil whole grain silica.

The fiberglass industry produces fine filament fiber used in fiberglass reinforced plastic, which is used in boats, autos and other industrial applications as well as the production of fiberglass for home and business insulation. Major producers of fiberglass include PPG, Owens Corning, Johns Manville and CertainTeed. Demand for fiberglass products tends to correlate with construction activity and automotive sales, but Unimin believes that fiberglass demand may experience faster growth in the automotive industry as a result of the replacement of metal with reinforced engineering polymers and composites. The ultimate goals of material replacement are lower manufacturing costs and the increased fuel efficiency of lighter-weight vehicles. Another growing application of fiberglass is in composites for wind turbines designed to generate electric power. The main products Unimin supplies to the fiberglass industry include ground silica (200 Mesh) commercialized under the Glassil brand and fiberglass grade kaolin (FG).

Unimin offers one of the largest multi-facility and multi-product mineral portfolios serving the glass industry. Unimin’s longstanding customer relationships and reputation for quality provide Unimin with a significant competitive advantage. Unimin also has the broad-based multi-facility capability that is able to service large multi-plant glass customers. Glassil, Unimin’s glass industry brand and primary product for sale to the glass industry, is produced from decidedly pure silica sand deposits throughout North America. Glass batch formulations determine the raw material requirements of the glass manufacturer and differ based upon the requirements of the end-use product. In addition to Glassil, Unimin provides a number of other products to the glass industry, including low-iron Puresil grades (in response to increased requirements for high transmissivity solar energy panels), nepheline syenite and feldspar.

Construction

The construction industry, driven by urbanization, including new homes, remodeling & repair and commercial buildings, drives demand for the majority of Unimin’s products.

The U.S. home improvement industry is large, fueled by the highest levels of home equity since 2009. The key fundamentals that support residential growth are population growth, the increase in household formation, strong economic conditions (including low unemployment and growing incomes) and low mortgage rates (with mortgage rates still at historic lows even as the U.S. Federal Reserve contemplates increasing interest rates). Even when new home construction may slow in times of hardship (recession and higher interest rates), spending on home improvement / remodeling can increase—many homeowners who cannot afford a new home can still afford to repair or upgrade their existing home. For instance, according to Plastics News, over 90% of composite decking revenues were generated by repair-and-replace activities rather than new home construction. Oldcastle Business Intelligence’s U.S. National Construction Forecast estimates that the U.S. residential market will grow by approximately 6% in 2018.

The commercial portion of the construction industry includes education and public buildings, hotels, stadiums, office construction, roads and buildings and healthcare. Customers in the construction industry seek suppliers who can offer multi-product (mineral) offerings, multi-plant production capabilities, diversified and low-cost logistics solutions and superior customer and technical service. Understanding the features of its products and the benefits they deliver to its customers’ processes and products is a key characteristic that reinforces Unimin as a market driven leader in the industries it serves. They also seek reliable and consistent suppliers of minerals, which vary by size, shape, chemistry or other physical characteristics. Unimin is well-situated to serve customers in the construction industry due to its mine locations and manufacturing footprint, which provide exceptional geographic coverage and privileged access to customers either by truck or rail.

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The non-residential construction market has been forecasted by Oldcastle Business Intelligence to grow approximately 4% in 2018, led by growth in the roads and bridges end market (forecast to grow 6% in 2018). Geographically, the southern portion of the United States, where Unimin owns multiple deposits and operates many processing facilities, is forecasted by Oldcastle Business Intelligence to experience the largest growth in 2018, with projected growth of 6%. The rebuilding of areas hit hard by hurricanes Harvey and Irma as well as earthquake devastated Mexico City are expected to boost demand for construction in 2018 and beyond.

Coatings

The architectural coatings and industrial coatings industries include coatings and specialty materials for customers in a wide array of end uses, including industrial equipment and components, packaging material, aircraft and marine equipment and automotive original equipment as well as for other industrial and consumer products. Paint and coatings manufacturers also serve commercial and residential new build and maintenance customers by supplying coatings to painting and maintenance contractors and directly to consumers for decoration and maintenance.

The architectural coatings industry is highly competitive and consists of several large firms with global presence and many smaller firms serving local or regional customers. Major global companies in the architectural coating business include Akzo Nobel N.V., BASF Corporation, Benjamin Moore, PPG Industries Inc. and the Sherwin-Williams Company. Price, product performance, technology, cost effectiveness, quality and technical and customer service are major competitive factors in the industrial, automotive OEM, packaging coatings and coatings services businesses.

Unimin’s coatings products are sold through Sibelco, its exclusive distributor for coatings and polymers in North America, under a number of brands, including Minex and Minex IG (nepheline syenite), Imsil (microcrystalline silica), Snobrite (kaolin) and Silverbond (silica). Unimin’s silica-deficient ground nepheline syenite is a filler in decorative paints and its use is increasing due to several growth drivers, including (1) paint manufacturers are seeking alternatives to silica due to regulatory concerns over respirable crystalline silica, (2) nepheline syenite has demonstrated superior performance compared to carbonates in paint, (3) a dynamic housing market, including both new home starts and a sizeable home improvement market (fueled by higher home equity), has increased demand for decorative paints, (4) customer consolidation and (5) the development of new Minex grades that provide functionality in new applications.

Polymers

Polymers are chemical compounds or a mixture of compounds formed by polymerization and consisting essentially of repeating structural units. Because of their low density and their ability to be shaped and molded at relatively low temperatures compared to traditional materials such as metals, polymers are widely used across several industrial customer segments. Parts and components that have traditionally been made of wood, metal, ceramic or glass are now being redesigned with polymers.

Packaging, construction, transportation and electrical & electronic (E&E) are the four largest polymer sub-sectors. While packaging is the largest application in terms of volume, applications such as construction, transportation and electrical offer more value with intense use of additives and fillers. Megatrends driving polymer demand are building activity, stricter and broader adoption of safety standards, a sharper focus on cost efficiencies, lightweighting, longer food preservation and water transportation and management.

Additives, fillers and reinforcements are used to change and improve the physical and mechanical properties of plastics. In general, reinforcing fibers increase the mechanical properties of polymer composites while particular fillers of various types increase the modulus. In general, mineral functional fillers are relatively cheap, solid substances that are added in fairly high percentages to plastics, paints and paper to adjust volume, weight, costs or technical performance. The selection of the optimal mineral filler is very critical and depends on the properties required in the intermediate or end product. Global demand for mineral fillers, flame retardants and

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reinforcements is expected to grow above U.S. GDP growth rates as polymers continue to displace metal, glass, wood and ceramics in traditional and emerging applications.

A plastic is any synthetic or semi-synthetic organic polymer. New home construction and repair-and-replace construction work increase the demand for plastic products such as window and door frames, decking, fencing, siding, roofing and carpets. Parts and components that have traditionally been made out of wood, metal, ceramic or glass are increasingly being redesigned with plastics. The replacement of metals by plastics in domestic appliances has been ongoing for many years primarily due to the reduction in weight, corrosion resistance and cost-effectiveness of plastics. Also, the manufacturing processes for metal parts typically involves multiple product steps and requires capital investment, whereas the molds and parts for plastics can be made in one step.

In North America, Unimin’s polymer business is highly concentrated in nepheline syenite sales. Unimin’s polymers applications sales have been growing due to a number of factors, including dedicated sales coverage through Unimin’s exclusive distributor, Sibelco, an expanded customer base as a result of FDA approval of food-contact applications and development of new products in composites, color concentrates and building & construction products (window and door frames, vinyl sidings and fencing).

Unimin’s products for the polymers industry are sold through its exclusive distributor and largest stockholder, Sibelco, under a number of brands, including Minbloc (nepheline syenite), Hifill (calcium carbonate), Silverbond (crystalline silica) and Snobrite (kaolin).

Ceramics

The ceramics manufacturing industry includes a diverse mix of products. Among the main types of ceramics produced are sanitaryware (ceramic ware used in bathrooms such as toilets, wash basins, pedestals, bidet, urinals, sinks and bathtubs) and clay brick and tiles (frequently used in residential construction). Sanitaryware is made with three main raw materials: clay (ball clay or China clay); quartz; and feldspar. The majority of sanitaryware sold in the U.S. is produced in Mexico, while the ceramic tile industry has continued to grow as Italian manufacturers have established production facilities in the U.S. Activity in ceramics tends to follow residential and commercial construction activity (new build and remodel), with housing construction being the main driver for growth in the United States and Mexico in both sanitaryware and tile applications.

The clay brick and product manufacturing industry produces a range of materials used in downstream construction (structural and decorative ceramic floor, wall and roofing tiles and clay bricks, pavers, pipes, drains and fittings) and refractory products to line kilns and furnaces. Major sectors include the residential sector and the primary steel and nonferrous metal manufacturing sectors. Increased demand from these sectors has benefited the industry in recent years. Over the five years ended 2017, IBISWorld estimates that industry revenue has grown primarily due to rebounding demand for clay brick and tile products from the revitalized residential construction sector.

Several characteristics of clay and ceramic products make them appealing to a variety of industries. Clay bricks have historically been popular in the construction of single family homes, giving walls and roofs a classic red and brown tint. Ceramic tiles are also popular as flooring material in residential and nonresidential buildings. In the industrial sector, the particularly high heat resistance of clay and similar ceramic materials has made these products integral in the primary production and processing of most metal, cement, glass and petroleum products. The residential construction industry is the principal source of demand for clay bricks, ceramic floor tiles, wall tiles and terracotta roof tiles, especially in housing starts. Design trends continue to see increasing quantities of tiles being used for domestic purposes, particularly in the warmer southern states. This industry is particularly sensitive to fluctuations in the construction of new single-family housing units, which rely heavily on clay bricks and ceramic tiles.

Unimin participates in the ceramics industry through the sale of its branded products Spectrum (nepheline syenite), Cerasil (granular silica), Quantum (potassium feldspar), Premiere (pressing clays), Starcast (ceramic

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casting clays), Vantage (refractory grade clays), Prestige (plastic forming clays) and Maxum (sodium feldspar). Additionally, Unimin distributes Sibelco U.K. ball clay and kaolin, along with Ukrainian ball clay, potassium feldspar from India and French pebbles used as grinding media. These products are used in the production of white wares (tableware and/or sanitary ware) and tiles. Unimin’s low cost production and geographic proximity to customers combined with a broad product offering are major factors contributing to Unimin’s successful market position in the ceramics industry.

Foundry and Metallurgical

Foundries are factories that produce metal castings. Metals are cast into shapes by melting them into a liquid, pouring the metal in a mold and removing the mold material or casting after the metal has solidified as it cools. The most common metals processed are aluminum and cast iron. However, other metals, such as bronze, brass, steel, magnesium and zinc, are also used to produce castings in foundries. Aluminum casting has been growing faster than steel and iron based alloys driven mainly by a trend for lighter vehicles. Limited steel growth is expected in mature geographies compared to Asia and Middle East, but lighter weight stainless steel used in construction, appliance and automotive manufacturing may experience higher growth rates globally. Steel production in North America has increased recently due to the development of unconventional sources of energy but is still not expected to achieve historical levels of production. Growth in Mexico outpaces both Mexico’s and the United States’ GDP growth rate due to robust automotive industry activity. Foundry activity in the United States, and to some extent Mexico, is expected to capitalize on the “reshoring” of metal castings from China. Another trend is the shift in manufacturing and assembly locations due to protectionism and trade wars globally. Growth expectations are also limited by already high (and consistently increasing) sand recycling rates.

Metallurgical fluxes are a key component of the metals production process, but few minerals meet the demanding criteria of the metals production industry. A metallurgical flux is an additive for purifying and improving metallic ores. Its primary purpose is to combine with impurities in molten ore (such as phosphorous, silica, sulfur and zinc) to form a slag that can be separated from the metal. Dolomite, limestone, olivine and fluorspar are the most common slag conditioners/fluxing agents used in steel production. Owing to its higher magnesia content and its ability to enable reduced energy and coke consumption and lower CO2 emissions, olivine is recognized in the industry as a cost-effective additive for pig iron production but requires iron ore to have less than 5% silica. Its potential is therefore limited in geographies where iron ore with high silica content is preeminent.

Unimin supplies foundries with metallurgical consumables, which are required by all metal refining and casting operations. Its coarse grades of limestone and olivine grades, combined with quicklime additions, are essential components in the refining process to control slag chemistry and protect and extend furnace refractory life. Engineered sizes of olivine are also employed as a refractory plug in energy-efficient eccentric bottom tapping electric arc furnaces. Engineered grades of olivine and silica sand are the principal mineral refractories supplied for foundry core and mold production, which is the compulsory first step before pouring ferrous and non-ferrous metals to create finished cast shapes. Unimin also supplies ground silica and olivine as refractory washes and slurries for the highly accurate precision investment casting process.

Unimin’s silica sand foundry activities are typically local by nature and developed in conjunction with other industries to maximize productivity and profitability of existing assets. Foundry sand availability in North America is strongly influenced by heavy industries, including glass, automotive, equipment and oil and gas. Unimin serves the foundry industry through multiple product offerings, including its Incast (silica), Quantum (potassium feldspar), Uniblast (silica sand), Olivine (Oliflux and Thermtech) and Silverbond (ground silica) products.

Other Industrial Applications

Unimin markets a diverse mineral portfolio for an equally diverse group of industrial and commercial applications, including water filtration and treatment, soil stabilization, neutralization applications and sports and

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recreation. Demand drivers for these markets vary and include weather, municipal and private investment spending. Unimin provides high-quality industrial sands and gravels under the Filtersil brand (silica sand) in a wide variety of water and wastewater filtration applications as well as Snofil (kaolin), Tracsand and Unipar (silica sand), which serves sports and recreation applications. Unimin also provides Hi-Cal (lime) for neutralization applications.

Customers

Unimin’s strategy since its founding has been to partner with the largest and most important companies in the industries it serves. The strength of Unimin’s customer base is driven by its collaborative approach to product innovation and development, reputation for high quality, the consistency and reliability of its products and the scale of its operations and logistics network. Unimin currently serves approximately 1,500 customers across a variety of industries in the United States, Canada, Mexico and the rest of the world. A significant portion of Unimin’s sales by volume was derived from customers with whom Unimin has long-term relationships. For the years ended December 31, 2017 and 2016, Unimin’s largest customer, Halliburton Energy Services, accounted for approximately     % and 12% of Unimin’s revenue. No other customer accounted for more than 10% of Unimin’s revenue.

Unimin sells its products under supply agreements with terms that vary by contract. Certain agreements require the customer to purchase a specified percentage of its requirements from Unimin. Other agreements require the customer to purchase a minimum volume from Unimin. These minimum volume contracts typically include provisions that trigger penalties if the purchased volume does not meet the required minimums. Specific custom orders are generally filled upon request, and backlog is not a material factor.

Products

Unimin’s mineral portfolio reflects the wide diversity of physical, chemical and performance requirements of its customers. Unimin employs a range of beneficiation technologies (the process by which commercially valueless material is removed from ore) to isolate and deliver the specific functional properties sought by its customers. Chemical purity and particle size, shape and strength are statistically controlled for predictable results in the customer’s application.

Unimin’s products are mined throughout the United States, Canada and Mexico. In addition, Unimin distributes certain products mined and processed by Sibelco overseas. Unimin utilizes a strict mine planning process within its owned facilities. Performance requirements are used to identify ore bodies with specific mineralogical properties for processing and optimization. Continual exploration and reinvestment ensure that these essential raw materials remain a uniform and sustainable resource for Unimin’s customers.

Besides chemical and mechanical processing of ores, which include crushing, screening, chemical washing, drying, floatation, air classification, magnetic separation, scalping and grinding, Unimin is capable of surface-treating minerals to improve performance attributes as well as to mitigate dust formation during product handling in terminals, discharge points and at its customers’ plants.

The key products (and product characteristics) Unimin sells in its Energy segment include the following:

Mineral	Characteristics	Brand
Raw Frac Sand: Brown Sand	• Produced from the Hickory Sandstone Formation in Texas • Well founded grains, which evenly distribute closure pressure, minimizing embedment	Unifrac

Raw Frac Sand: Northern White Silica Sand	• Produced from geologically mature quartz arenite sands of exceptional purity and structural integrity • Durable proppants that will not degrade during handling or pumping	Unifrac

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Mineral	Characteristics	Brand

Resin-Coated Sand: Northern White RCS	• Engineered hybrid product encompassing procured strength performance and reliable flowback control • Excellent conductivity	PropStar

Well Cementing Additives (Silica Based)	• Keeps cement strong and prevents strength retrogression in well temperatures greater than 230° F. • Bonds cement together even under acidic conditions	SilverBond

Gravel Packing Sands (Silica Based)	• High quality monocrystalline silica gravel packing sands • Prevents the production of reservoir sands while still producing hydrocarbons	Accupack

Unimin produces and/or sells the following key products in its Industrial segment. Depending on the specific deposit and production facility, the finished products will offer some or all of the below characteristics for a specific mineral at a specific facility.

Minerals Produced/Distributed	Characteristics	Primary Industries Supplied
Silica

•   Chemically and mineralogically pure and consistent (>98.8% SiO2)

•   Low refractory minerals

•   Low iron content

•   Consistent particle size distribution

•   Low acid demand value

•   Roundness / sphericity

•   Compressive strength, hardness

•   Low chemical reactivity

• Glass • Foundry • Construction
Nepheline Syenite

•   Crystalline silica free

•   High whiteness/brightness

•   High durability

•   Low chalking

•   Low oil absorption/resin demand

•   Low tinting strength

•   High tint retention

•   Resin compatible index of refraction

•   Easily dispersed

•   High solids loading

•   Relatively insoluble/non-reactive

•   High Al source for scratch resistance

•   Low iron content

•   Low/fast firing temperatures

•   Low refractory minerals

• Coatings • Polymers • Ceramics • Glass

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Minerals Produced/Distributed	Characteristics	Primary Industries Supplied
Feldspar

•   Alkali source for melting point depression/vitrification

•   Moderate Al source for scratch resistance

•   Low iron content

•   Low/fast firing temperatures

•   Low refractory minerals

•   High whiteness/brightness

•   High durability

•   Low chalking

•   Low oil absorption/resin demand

•   Low tinting strength

•   High tint retention

•   Resin compatible index of refraction

•   Easily dispersed

•   High solids loading

•   Relatively insoluble/non-reactive

• Ceramics • Glass • Polymers • Coatings

Lime/Limestone	• CaO source • Flux/melting point suppression • Flux for impurity removal • High reactivity/availability • PH Control • Low residue • Asphalt anti-striping agent	• Glass • Foundry • Water Treatment • Soil Stabilization • Neutralization • Asphalt
Clays	• High plasticity • High green strength • Low shrinkage • Vitrification/fluxing	• Ceramics
Kaolin	• Soft/non-abrasive • High chemical and mineralogical purity • Relatively inert/non-soluble • Low fluid viscosity at high solids • Naturally fine particle size distribution • Low iron content	• Coatings • Polymers • Fiberglass
Calcium Carbonate	• Soft / non-abrasive • High brightness/whiteness • High acid reactivity • Low Iron, high chemical purity • High CaO content • Low crystalline silica	• Coatings • Polymers • Glass • Neutralization

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Minerals Produced/Distributed	Characteristics	Primary Industries Supplied
Microcrystalline Silica	• High brightness/whiteness • Low oil absorption/resin demand • Highly dispersible • High loading • Hard/durable • Low solubility/reactivity • Electrically insulating	• Coatings • Polymers • Cementing • Abrasives
Olivine

•   High MgO content/availability

•   Excellent slag conditioner

•   Low accessory minerals

•   Low LOI

•   High specific gravity

•   High hardness

•   High fusion temperature

•   Low thermal expansion

•   Low crystalline silica

• Foundry

Silica

Silica sand, sometimes called industrial sand, is defined as having a high content of quartz, the predominant mineral of crystalline silica (chemically, SiO2). It is derived from naturally occurring unconsolidated quartz sand or from consolidated quartzite or sandstone. Silica sand is an essential raw material for the glassmaking industry (container, float glass and fiberglass), where it usually comprises about two-thirds of the raw material input. Silica is also used in the foundry industry to create casting molds and cores as well as in oil and gas production, where it is a proppant known as frac sand that is pumped “down hole” to stimulate flow. Silica sand is also used as a functional and structural component in other diverse applications, such as filtration media towers, building products and synthetic sports turf. In its ground form, silica is used to manufacture ceramics and fiberglass and as a filler in several applications (paint and adhesives, for example).

Unimin mines quartz-rich rock and sandstone deposits throughout North America to produce industrial silica sand. Unimin’s silicon dioxide resources enable it to supply its customers with silica sand across a wide range of mineralogical complexity, from mature and nearly pure quartz concentrations to geologically “new” feldspar-rich sands. High purity silica is an essential chemical component in glass, ceramic and silicate manufacturing and a durable structural element in a wide range of construction, filtration and energy service applications.

Depending on the application, certain size, shape, uniformity, purity, mechanical properties and/or chemical features of silica sands are more or less critical. The oil and gas industry uses industrial sands (commonly known as proppants or hydraulic fracturing sands, or simply frac sand) to stimulate the production of oil and gas in existing wells. High purity, high crush resistance, roundness and sphericity are the key qualities necessary to produce superior hydraulic fracturing sand. Frac sand is pumped “down hole” under pressure, in a mixture of water and polymer. The polymer is then flushed from the hole, leaving this special sand in place “propping” open the newly fractured fissures. The sands increase hydrocarbon production by allowing more oil and gas to flow through those fissures to the well, which can turn uneconomic and/or under-producing wells into economic wells with profitable production rates. Proppants therefore perform the vital function of promoting the flow, or conductivity, of hydrocarbons over a well’s productive life.

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Unimin has some of the largest sand reserves and processing asset bases in the industry, including low iron content silica, which is preferred for its whiteness and chemical properties. Unimin’s portfolio for oil and gas customers in the Energy segment include Northern White frac sand, considered to be the highest quality raw frac sand available and known for its high crush resistance, roundness and sphericity and monocrystalline grain structure.

Unimin’s geographically advantaged footprint provides significant transportation advantages. The strategic location of Unimin’s facilities and its logistics capabilities enable the company to enjoy high customer retention and a larger addressable market. In addition, customers who seek supply consistency and assurance value Unimin’s ability to manufacture products similar in chemical and physical properties at multiple locations.

Silica comprises the largest share of Unimin’s business, with silica sand mining and processing in all of its geographic segments. Unimin offers various physical and chemical combinations of silica sand for application specific solutions under trademarks registered in the U.S. and globally, including Accupack, Accusand, Cerasil, Filtersil, Glassil, Granusil, Imsil, Incast, Minbloc, Minispheres, Propstar, Propstar Elite, Propstar Cyoset, Puresil, Silex, Silver Bond, Tracsand, Uniblast, Unifrac, Unipar and Utilitysand.

Nepheline Syenite

Nepheline syenite is a light-colored feldspathic rock composed largely of soda and potash feldspars and nepheline syenite, which has valuable physical, chemical and optical properties. In glass making, nepheline syenite provides alumina and alkali and as a flux lowers the melting temperature, providing faster melting and fuel savings. Nepheline syenite is also used as a flux in ceramic sanitaryware, dinnerware, floor and wall tile and industrial ceramics, where it is regarded as a superior substitute for feldspar because of higher sodium and alumina and lower iron content as well as for melting at lower temperatures. In coatings, nepheline syenite is preferred for being virtually crystalline silica free.

Nepheline syenite is a unique mineral with a compelling value proposition for many processes and products. While in the glass and ceramics industries there are cost-effective alternative materials that limit the growth of nepheline syenite in those industries, Unimin expects the coatings and polymers business will continue to be the main driver for nepheline syenite sales growth in the future, with a healthy split between long-term, high volume, consistent usage in paint applications, and highly attractive and profitable growth opportunities in polymers applications. Growth in the coatings and polymers industries is expected due to customers’ growth, health and safety concerns around silica dust and new products and applications.

Approximately 15% of Unimin’s nepheline syenite is further refined to produce functional fillers for paint, powder coatings and plastics where Unimin utilizes Sibelco as its exclusive distribution agent. This type of nepheline syenite is produced at Unimin’s Canadian facilities and Sibelco’s Norwegian operations. Unimin and Sibelco are two of the world’s leading producers of such low iron nepheline syenite from commercial quality deposits. Nepheline syenite is sold worldwide under the global tradenames Hifill N, Matrix, Minbloc, Minex, Spectrum and White Lightening.

Feldspar

Feldspar is an alumina silicate with varying amounts of sodium, potassium and calcium and is a critical mineral in the production of glass and ceramics. In glassmaking, feldspar acts as a flux and provides alumina, which promotes hardness, durability and resistance to chemical corrosion. Feldspar is an important raw material in the manufacture of glass because it reduces the melting temperature of quartz and helps to control the viscosity of glass. In ceramics, feldspar is used as a flux, lowering the vitrifying temperature of a ceramic body during firing and forming a glassy phase. Feldspar improves the strength, toughness and durability of the ceramic body and cements the crystalline phase of other ingredients, softening, melting and wetting other batch constituents. Most glass and almost all ceramics are manufactured with a feldspathic mineral as an ingredient, most typically feldspar or nepheline syenite. End uses of feldspar products include ceramic wall and floor tiles, plumbing fixtures, dinnerware, electrical porcelain, glass and glass fiber insulation.

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Unimin concentrates sodium and potassium feldspar by crushing and sizing select granitic rock deposits. Unimin is the leading producer of feldspar in Mexico and also distributes feldspar produced as a by-product at Sibelco’s high purity quartz facilities in Spruce Pine, North Carolina. Together with nepheline syenite, a feldspathic product, Unimin is the leading North American manufacturer of feldspathic products. Unimin’s main feldspar brands are Matrix, Maxum and Quantum.

Lime and Limestone

Lime (quicklime and hydrated lime) and limestone provide chemical functionality in a diverse range of industrial applications. Lime and limestone are used extensively in iron and steel basic oxygen and electric arc furnaces to remove impurities and adjust final chemistry. Lime is also essential in the smelting, refining and recovery process of copper, zinc, nickel and precious minerals production. Highly reactive and soluble lime is essential for pulp and paper manufacturing. High calcium and magnesium contribution is also essential for potable water treatment, industrial and sludge/waste treatment, stack emissions and CO2 management as well as agricultural, animal feed and food processing. Unimin produces high calcium lime (CaO) and hydrated quicklime (Ca(OH)2) from high purity limestone ore bodies. Lime is commercialized under various brands according to product specifications and end uses, including Calsource Hi-Cal, Calsource Hydrate, Chemflux, Element and Utility Lime.

Kaolin Clay

Unimin mines kaolinite clays at multiple locations in Georgia. Kaolin clays mined from these weathered feldspar deposits provide a consistently uniform source of alumina. Air flotation and processing eliminates accessory minerals, including quartz, feldspar, mica, calcite and sometimes pyrite impurities, to yield fiberglass, ceramic and functional filler grades. Kaolin clay is used extensively in the ceramic industry, where its high fusion temperature and white burning characteristics makes it particularly suitable for the manufacture of whiteware (china), porcelain and refractories. In the manufacture of whiteware, the kaolin is usually mixed with silica, feldspar and ball clay in order to obtain the proper properties of plasticity, shrinkage and vitrification for forming and firing the ware. Unimin’s application-specific kaolins are sold under the brands S Premiere, Royale (slurry), Snobrite, Snofil, Starcast, Vantage and FG Fiberglass.

Ball Clay

Unimin produces ball clays from its operations in Texas and Indiana. Kaolinite-rich deposits containing varying quantities of illite, sericite mica, smectite clays and organic matter are selectively mined and blended to fulfill plasticity and fired-strength specifications in ceramic applications. Ball clay deposits are relatively scarce due to the combination of geological factors needed for their formation and preservation. Ball clay is commonly used in the construction of ceramics, due to its white color and ability to impart plasticity or to aid rheological stability during the shaping processes. Ball clay also delivers structural, reinforcing and rheological functionality in rubberized products, membranes and flexible coatings. Unimin’s ball clay brands include Apex, Premiere and Vantage.

Calcium Carbonates

High brightness calcite and calcium carbonate feedstocks are processed and air-classified for structural fillers in plastic, paint, adhesives and sealants. Engineered fillers and surface treated grades add reinforcing properties in PVC plastic, flexible film and paint applications. Unimin’s calcium carbonate brands are Hifill (ground) and Hiwhite (precipitated).

Microcrystalline Silica

Unimin mines bone-white microcrystalline quartz deposits unique to North America and rare throughout the world. Composed of individual grains of microscopic quartz, the formation is concentrated in soft earthy beds intermixed with chert masses (a microcrystalline or cryptocrystalline sedimentary rock material composed of

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silicon dioxide). Microcrystalline silica has a textural grape-like structure that adds functional performance to paints, plastics, rubber and composite materials. Unimin’s microcrystalline silica is sold under the trademarks Imsil and Minbloc MC.

Distributed Products

Unimin is the North American distributer for a wide range of products produced by Sibelco throughout the world. These products are sold primarily to Unimin’s industrial customers, including U.K. ball clays and Ukrainian ball clays, and allow Unimin to distribute a diverse product portfolio of both domestic and internationally unique products.

Competition

In its Energy segment, Unimin competes with numerous large and small producers in all of the sand producing regions of North America. Unimin’s main competitors in the raw frac sand industry include Badger Mining Corporation (which owns Atlas Resin Proppants LLC), CARBO Ceramics, Inc., Emerge Energy Services LP, Fairmount Santrol, Hi-Crush Partners LP, Preferred Sands LLC, Smart Sand Inc., Superior Silica and U.S. Silica Holdings, Inc. Unimin’s main competitors in the coated products industry include Atlas Resin Proppants LLC, CARBO Ceramics, Fairmount Santrol, Momentive Performance Materials Inc., Preferred Sands LLC, Vista Sands and U.S. Silica Holdings, Inc. Beyond these competitors, there are a number of other competitors who operate production facilities and compete in the oil and gas industry. Projected growth in supply of regional sands in West Texas is expected to result in new competitors emerging in 2018, including Alpine Silica, Badger Mining Corporation, Black Mountain Silica, High Roller, Preferred Sands LLC and U.S. Silica Holdings, Inc. The most important competitive factors in both the raw frac and coated sand industries are product quality, performance, sand and proppant characteristics, transportation capabilities, proximity of supply to well site, reliability of supply, price and customer relationships.

In Unimin’s Industrial segment, Unimin competes with large diversified companies but also with smaller, local or regional producers. Competitors may produce minerals similar to those sold by Unimin or they may produce substitute products that offer similar functionality. In its Industrial segment, Unimin competes primarily against U.S. Silica Holdings, Fairmount Santrol, Short Mountain Silica, J.R. Simplot, A.F. Gelhar Co., Inc., Badger Mining Corporation, The Nugent Sand Co., Inc., Manley Bros. of Indiana, Inc., G3 Enterprises, Lane Mountain Company, Florida Rock Industries, Whibco of New Jersey, Inc., Sierra Silica, Mavisa, Astra, Imerys, Active Minerals, Old Hickory, Minerali, 3M, Carmeuse Lime, Lhoist, Granite Mountain, J.M. Huber, Cimbar, Omya and Custom Grinders. Imported products, which Unimin distributes for Sibelco, compete with international competitors, primarily in Europe.

Unimin’s Reserves

Unimin controls one of the largest bases of industrial mineral reserves in North America. From its reserves, Unimin is able to produce a broad range of specialized silica sand, micro crystalline silica, feldspar, nepheline syenite, calcium carbonate, clay, kaolin, lime and limestone for use by Energy and Industrial segment customers in North America and around the world.

According to SEC Industry Guide 7, reserves are defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are categorized into proven (measured) reserves and probable (indicated) reserves, which are defined as follows:

•	Proven (measured) reserves. Reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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•	Probable (indicated) reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Unimin’s reserves meet the definition of proven or probable reserves in accordance with SEC Industry Guide 7. Unimin estimates that it had more than 450 million tons of proven or probable recoverable mineral reserves as of December 31, 2016. Mineral reserve estimated quantities and characteristics at Unimin’s properties are overseen by its internal geologists and engineers and validated by an independent third party consulting company, GZA GeoEnvironmental, Inc. Unimin’s reserve estimates are based on in-placed material. Unimin’s recovery rates are estimated internally. Prospective properties are surveyed, drilled and analyzed to determine the quality and quantity of the reserve. Reserve estimates were generally determined based on a full reserve evaluation. Process and methods were deterministic, with methods ranging from simple calculations of area times thickness to obtain cubic feet, multiplied by a sand density in pounds per cubic feet to obtain tons, to more complex methods utilizing three dimensional modeling. In addition to meeting the Guide 7 definition of reserves, Unimin’s reserves are also JORC classified. Guide 7 and applicable SEC interpretations do not permit disclosure of mineral “resources” in SEC filings, although the SEC has proposed rules that would permit disclosure of resource data. If the SEC proposed rules regarding resource data were in effect, Unimin would disclose resource amounts significantly greater than its disclosed reserves.

The following map identifies the locations of Unimin’s reserves and the associated mining or processing facilities:

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Summary of Reserves

The following table provides information on each of Unimin’s mining and processing facilities with mineral reserves as of December 31, 2016. Included is the location and area of the facility; the type, amount and ownership status of its reserves and whether or not they meet API standards; and the primary industries that it serves.

Mine/Facility Location(1)	Acreage Owned / Leased(2)	Meets API RC 19C(3)	Proven Reserves	Probable Reserves	Combined Proven and Probable Reserves	Estimated Recovery Percentages(4)		Principal Industries Served
	(in acres)		(tonnage data in thousands)
USA Operations(5)

Camden, TN	893 owned 1,127 leased	Non-API	7,546	—	7,546	68		Glass, Commercial

Cleburne, TX	2075 owned	Non-API	7,314	—	7,314	81		Glass, Commercial, Specialty Products

Dividing Creek, NJ	169 owned 1,969 leased	Non-API	—	5,097	5,097	55		Glass, Commercial

Elco, IL	2,482 owned 1,367 leased 7,362 mineral	Non-API	—	2,980	2,980	98	(7)	Specialty Products, Coatings & Polymers

Emmett, ID	251 owned 577 mineral	Non-API	4,794	3,164	7,958	60		Glass, Commercial

Gore, VA	1,061 owned	Non-API	—	6,642	6,642	83		Glass, Commercial

Guion, AR	3,564 owned 348 leased	API	5,982	10,470	16,452	59	(8)	Proppant, Glass, Foundry, Specialty Products

Hephzibah, GA	1,481 owned 302 leased	Non-API	2,931	2,447	5,378	68		Ceramics, Specialty Products

Huntingburg, IN	10 owned 129 leased	Non-API	14	102	116	90		Industrial, Commercial

Junction City, GA	1,225 leased	Non-API	5,530	1,646	7,176	66		Glass, Commercial, Specialty Products

Kasota, MN	3,712 owned	API	25,764	73,417	99,181	68		Proppant, Glass

Lugoff, SC	1,857 leased	Non-API	4,059	7,602	11,661	74		Glass, Commercial, Specialty Products

Marston, NC	2,107 owned 363 leased	Non-API	13,742	1,184	14,926	55		Glass, Commercial, Specialty Products

McIntyre, GA	486 owned 1,310 leased 316 mineral	Non-API	1,427	1,411	2,838	73		Ceramics, Specialty Products

Oregon, IL	805 owned	API	20,407	—	20,407	80		Proppant, Glass, Foundry, Specialty Products

Ottawa, MN	2,655 owned	API	8,848	14,458	23,306	80		Proppant, Glass, Foundry, Specialty Products

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Mine/Facility Location(1)	Acreage Owned / Leased(2)	Meets API RC 19C(3)	Proven Reserves	Probable Reserves	Combined Proven and Probable Reserves	Estimated Recovery Percentages(4)	Principal Industries Served
	(in acres)		(tonnage data in thousands)
Pevely, MO	612 owned	API	9,693	—	9,693	85	Proppant, Glass, Foundry, Specialty Products

Portage, WI	856 owned	API	2,872	10,495	13,367	87	Proppant, Glass, Foundry, Specialty Products

Roff, OK(9)	3,289 owned	API	4,758	1,225	5,983	85	Proppant, Glass, Foundry, Specialty Products

Troup, TX	401 owned 2,243 leased	Non-API	2,666	3,563	6,229	90	Ceramics, Specialty Products

Tunnel City, WI	2,162 owned	API	23,563	50,333	73,896	51	Proppant

Tuscaloosa, AL	345 leased	Non-API	1,643	—	1,643	62	Construction, Industrial

Utica, IL	2,888 owned	API	40,427	4,133	44,560	52	Proppant, Glass, Specialty Products

Voca, TX	639 owned	API (Brown)	5,485	2,382	7,867	42	Proppant, Specialty

Canada Operations(5)

Nephton/Blue Mountain, Ontario	4,345 leased	Non-API	—	19,239	19,239	74	Ceramics, Glass, Coatings & Polymers, Specialty Products

Saint Canut, Quebec	604 leased 311 mineral	Non-API	9,478	—	9,478	97	Glass, Specialty Products

Mexico Operations(6)

Ahuazotepec	1,127 owned	Non-API	2,507	581	3,088	38	Glass, Ceramics

Canoitas	2,174 owned	Non-API	10,537	4,214	14,751	60	Glass, Foundry, Specialty Products

Jáltipan	1,863 owned	Non-API	3,546	—	3,546	50	Glass, Foundry, Specialty Products

San Juan	457 owned	Non-API	288	—	288	34	Glass, Foundry, Specialty Products

TOTAL			225,821	226,785	452,606

(1)	Delineated Facility Mineral Resources (measured, indicated, inferred) are not included.
(2)	“Owned” includes owned combined surface and mineral rights acreage. “Leased” includes leased acreage. “Mineral” includes mineral rights only and mineral claims acreage.
(3)	API RC 19C Recommended Practice for Measurement of Proppants Used in Hydraulic Fracturing and Gravel-packing Operations, First Edition (ISO 13503-2:2006, Identical).
(4)	Estimated recovery percentages represent yield after mining recoveries and processing recoveries. Data for inactive or developmental mines are based on historical data or estimates.
(5)	Reserves for mines located in the United States and Canada are reported in US Short Tons.
(6)	Reserves for mines located in Mexico are reported in Metric Tonnes.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(7)	Elco product recovery derived from high and blend grade tripoli ore intervals is presented only. Insitu cement grade tripoli is excluded.
(8)	Guion facility recovery is 59%. Underground mine extraction recovery is 70% (excludes pillars).
(9)	Roff reserve status as of August 1, 2017.

Facilities

With 38 active processing facilities, 38 distribution terminals and over 450 million tons of proven and probable mineral reserves in North America, Unimin is one of North America’s leading industrial mineral producers.

The following is a detailed description of Unimin’s active mining and processing operations facilities. The mineral rights and access to mineral reserves for the majority of Unimin’s facilities are secured through land that is owned. There are no underlying agreements or royalties associated with these properties. When there are agreements or royalties associated with properties, more information is provided in the facility descriptions below. Unimin is required to pay production royalties on a per ton basis pursuant to its mineral reserve leases. For the year ended December 31, 2016, Unimin paid $2.5 million in royalty payments representing approximately 0.2% of its total revenue. Unimin generally performs comprehensive title and survey due diligence prior to entering into leases.

Utica, Illinois

Unimin acquired its Utica facility in 1980 from Bellrose Silica. The facility is located in Utica, La Salle County, Illinois and consists of over 2,800 acres of owned real property. It is approximately 10 miles west of Ottawa and is accessible via State Highway 178. The Utica facility utilizes natural gas and electricity to process sand. The facility is unit train capable and has over 33,000 linear feet of rail. Processed sand is shipped via truck and rail using the CSX railroad. Product can also be shipped via barge at a transload facility within 10 miles of the Utica facility.

The facility’s mining operations are completed year-round and utilize drill and blast processes in an open-pit environment to produce feed for the facility. There are three operating facilities on site that utilize the ore body (Utica 1, Utica 2 and Utica 3). Utica 1 and Utica 3 utilize in-pit crushing, screening and secondary crushing. Utica 2 transports material from the mine to the crushing area with ridged frame haul trucks. All three facilities utilize the same primary size reduction technology to feed the classification processing stages. Utica 1 material is hydraulically transported from an in-pit system to hydraulic classification, dewatering, drying and screening operations in order to produce final products. The Utica 1 facility has undergone capital process improvements to improve operational and product yield as well as to implement production cost improvements. Unimin constructed Utica 2 in 2013 and Utica 3 in 2017. Unimin has also invested in acquiring resources to extend the reserve base of the Utica facility. The facility’s total site capacity is approximately 3.4 million tons per year.

The Utica facility derives its silica sand ore from the Saint Peter Sandstone. The silica sand product contains a minimum silica (SiO2) content of 99% and meets API standards for proppant applications. The sandstone section is mined in two benches to optimize production of frac sand and glass products. The upper bench (Main Pit) ore is medium to coarse grained and the underlying bench (Sub Pit) is largely fine to medium grained. The primary key quality parameters controlling mine sequence development are (i) optimizing the percentage of -20/+70 mesh sand fraction feed to the processing plants, (ii) maintaining the percentage of unoxidized, iron sulfide bearing sand feed to less than 50% and (iii) tracking the percentage of iron oxide (Fe2O3) and the percentage of aluminum oxide (Al2O3) content to support glass grade product production.

Kasota, Minnesota

Unimin completed initial greenfield construction of its Kasota site in 1982. The facility is located in Kasota, Le Sueur County, Minnesota, approximately 75 miles southwest of Minneapolis. It consists of approximately 3,700 acres of owned real property and is accessible by using major highways, including U.S. Interstate 35. The

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site utilizes natural gas and electricity to process sand. The site has grown through two capacity expansions, one in 2009, when 1.2 million tons of capacity per year was added to produce all grades of API grade silica sand proppant, and another in 2014, when 800,000 tons per year were added to produce 40/70 and 100 mesh grade silica sand proppants. Currently, annual capacity of the Kasota facility is approximately 3.0 million tons per year. Processed material is shipped via rail using the Union Pacific railroad. The Kasota facility is unit train capable and utilizes approximately 25,000 linear feet of rail.

The sand reserve mined from the open-pit mine is from the Jordan Sandstone. Dolomite cap rock ranging from 0-30 feet in thickness is removed to expose the silica reserves. The open-pit operations require drilling and blasting to fragment the silica cemented sand. The facility is a load and carry operation with wheel loaders feeding conveyors to the in-pit crushing system. The mining operations occur on a year-round basis. The silica sand is processed via multiple steps of crushing and then is wet sized, dried and screened to produce API grade silica sand proppants.

The silica sand product contains a minimum silica (SiO2) content of 99% and meets API standards for proppant applications. The sandstone section is mined in two benches to optimize production of frac sand products. The upper bench ore is medium to coarse grained and the underlying bench is largely fine to medium grained. Mine production has been recently augmented with the extraction of sand previously disposed of in the facility’s tailings cells.

Tunnel City, Wisconsin

Unimin completed greenfield construction of its Tunnel City facility in 2014. The facility is located in Tomah, Monroe County, Wisconsin, approximately 45 miles east of La Crosse. It consists of over 2,100 acres of owned real property and is accessible by using major highways, including U.S. Interstate 90. The facility utilizes natural gas, propane and electricity to process sand. Processed material is shipped via rail using the Canadian Pacific railroad. The Tunnel City facility is unit train capable with over 22,000 linear feet of rail. Annual capacity is 3.2 million tons per year.

The sand reserve is mined from the open-pit mine with ripping and dozing to feed the crushing facility. The mine operations are completed on a year-round basis. The silica sand is processed via two steps of crushing and is then wet sized, dried and screened to produce API grade silica sand proppants. The Tunnel City facility is the most modern proppant facility among all of Unimin’s facilities. It utilizes “advanced technologies” to minimize water and energy consumption, implemented process and design controls to help minimize impacts to the surrounding environment and is working to re-establish pine barren habitat, oak savannah habitat and native prairie plants to the landscape. Through its Tunnel City facility, Unimin is also a Wisconsin DNR Habitat Conservation Partner for the Karner Blue Butterfly and is helping to re-establish a bat hibernaculum as a partner in the Wisconsin DNR’s Bat Habitat Program.

The sand reserve mined from the open-pit is the Ironton and Galesville members of the Wonewoc Sandstone. The silica sand product contains a minimum silica (SiO2) content of 99% and meets API standards for proppant applications. The sandstone section is mined in two benches to optimize production of frac sand products. The upper bench is medium to coarse grained and the underlying bench is largely medium to fine grained. The primary key quality parameters controlling mine sequence development are (i) the percentage of -20/+40 mesh sand fraction, (ii) the percentage of -40/+70 mesh sand fraction and (iii) the percentage of silt and clay fraction to support optimizing filter press plant waste disposal operations.

Oregon, Illinois

Unimin acquired its Oregon facility in 1983 from Martin Marietta. The facility is located in Oregon, Ogle County, Illinois and consists of owned real property. It is located approximately 30 miles southwest of Rockford and is accessible via State Highway 2. The Oregon facility utilizes natural gas and electricity to process sand with a capacity of approximately 1.7 million tons annually. Processed sand is shipped via truck or rail. The Oregon facility has unit train capabilities using the BNSF railroad and over 15,000 linear feet of rail.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Unimin utilizes drill and blast processes in an open-pit environment to produce feed for the facility. In-pit crushing, screening and secondary crushing are utilized to generate hydraulic classifier feed. The crushing and hydraulic classification operations are seasonal and large stockpiles are created to feed the facility during winter months. From the classified material piles, the facility utilizes drying and screening operations to produce frac, foundry, glass and construction products. Products are shipped via bulk rail, bulk truck, via Intermediate Bulk Containers (“IBCs”) and bags. Over the last five years, Unimin has invested in projects to increase frac sand capacity at the Oregon facility as well as its reserve base.

The Oregon facility derives its silica sand ore from the Saint Peter Sandstone. The silica sand product contains a minimum silica (SiO2) content of 99% and meets API standards for proppant applications. The sandstone section is mined in two benches to optimize blending capabilities to support the production of glass and frac sand products. Occurrences of iron oxide (Fe2O3) in the deposit tend to be higher in the lower mining bench. The primary key quality parameters controlling mine sequence development are (i) the percentage of iron oxide, aluminum oxide (Al2O3) and magnesium oxide (MgO) to support glass grade product production and (ii) the percentage of retained product 140 mesh sand fraction.

Nephton, Ontario, Canada

Unimin acquired its Nephton and Blue Mountain facilities in 1990 from Indusmin LTD. The facilities are located in the Havelock-Belmont-Methuen Township in central-eastern Ontario, Canada. They are located approximately 60 kilometers north of Peterborough and consist of over 4,300 acres of leased real property. These facilities use propane and electricity to process nepheline syenite and have an annual capacity of 1.1 million tons. The facilities have over 30,000 linear feet of rail. Processed material is shipped via truck and rail using the Canadian Pacific railroad.

The facilities derive nepheline syenite ore from igneous intrusives metamorphosed during the Grenville Orogeny. The nepheline syenite ore section is mined in multiple benches to optimize blending capabilities and to allow for the more efficient removal of inner burden waste. Deposit definition employs both core and more tightly spaced percussion drilling to provide adequate grade control information to support the facility’s mining operations. The primary key quality parameters controlling mine sequence development are (i) the percentage of iron oxide (Fe2O3), (ii) the percentage of aluminum oxide (Al2O3), (iii) the percentage of sodium oxide (Na2O) and (iv) the percentage of calcium oxide (CaO).

Unimin utilizes drill and blast processes in an open-pit environment to produce feed for the facility. Material is transported from the mine to the facility utilizing rigid frame haul trucks. The material is sent through drying, crushing, screening and beneficiation steps for producing products for the glass and ceramics industries and feed for grinding operations. Grinding operations for the coatings and polymers industries utilizes high efficiency classifiers for producing products that have distinct size distributions meeting customer requirements. Products are packaged in gravity and positive displacement railcars, bulk pneumatic trucks, IBCs and bags. The facility services customers in the abrasives, cement, ceramic, industrial, glass, fiberglass, coatings and polymer industries.

Beneficiated dry sand material from nepheline syenite operations in Nephton is shipped to Unimin’s Tamms and Troy Grove facilities in Illinois for further processing. The Tamms facility receives nepheline syenite for grinding in circuits specifically designed for supplying the polymer industry. The facility utilizes grid electricity and finished material is packaged in IBCs and bags. The Troy Grove facility receives nepheline syenite for grinding in a dedicated circuit designed for supplying the coatings industry. The material is only produced for bulk customers. In order to produce products for the coatings industry at the Troy Grove facility, Unimin installed a high efficiency classifier at the facility in order to produce products that have the necessary particle size distribution for coatings. The Troy Grove facility utilizes grid electricity.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Guion, Arkansas

Unimin acquired its Guion facility from Silica Products in 1988. The facility has been in operation since the 1940’s. It is located in Guion, Izard County, Arkansas, approximately 95 miles west of Jonesboro, Arkansas and is accessible via County Highway 58 off County Highway 9 via U.S. Interstate Highway 40. The property consists of approximately 3,500 acres of owned real property and 350 acres of leased property with the lease expiring in 2024. The site utilizes natural gas and electricity to process sand. The Guion facility utilizes approximately 6,900 linear feet of rail, including 4,500 linear feet for sand and 2,400 linear feet for resin. Annual capacity is approximately 1.2 million tons of sand and approximately 158,000 tons of resin. Processed material is shipped via truck or rail using the Missouri Northern Arkansas railroad connecting with the Union Pacific railroad.

The sand reserve is mined from the Saint Peter Sandstone. Unimin utilizes both open-pit and underground mining, with the reserves located at depths of up to 200 feet. The facility utilizes multiple stages of crushing and washing to produce materials that meet API standards for proppant products as well as glass and foundry sand products. Mining operations are completed on a year-round basis.

The Guion facility has an integrated resin coating sand facility that can receive materials from the adjacent Guion silica sand facility or substrate from other Unimin facilities. The resin coating facility has two processing lines, each with the capacity to coat 160 million pounds, or 80,000 tons, per year of substrate. The facility has the flexibility to coat numbers of substrates using novolac or resole technology.

The silica sand product contains a minimum silica (SiO2) content of 99% and meets API standards for proppant applications. The sandstone section is mined in both open-pit and underground mining operations with approximately 30% of the facility feed derived from the open-pit operation and approximately 70% from the underground mine. The deposit typically contains varying degrees of calcite cementation in the upper part of the section and increased silica cementation in the lower part of the section. The ore control process is optimized by blending feed from multiple underground workings and from the open pit. The primary key quality parameter controlling mine sequence development is the percentage of the -40/+70 mesh sand fraction.

Roff, Oklahoma

Unimin acquired its Roff facility in 1980 from Mid Continent Glass Co. The facility is located in Roff, Pontotoc County, Oklahoma and consists of over 3,200 acres of owned real property. It is located approximately 90 miles south of Oklahoma City and is accessible via U.S. Interstate Highway 35. The Roff facility utilizes natural gas and electricity to process sand and has an annual capacity of 1.2 million tons. The facility has approximately 5,000 linear feet of rail. Processed sand is shipped via truck and rail via the BNSF railroad.

The open-pit operations at the Roff facility utilize some surface equipment to transport material to a hydraulic mining and screening system for feed to the facility. The facility hydraulically transports the material to the plant for further wet screening, beneficiation, drying and final product screening. The facility produces material for the frac, glass, foundry and fiberglass industries. Products are only shipped in bulk containers via truck and or rail. Over the last five years, Unimin has invested in infrastructure improvements (rail) at the Roff facility, production capacity for frac and glass and land acquisitions to improve the resource base.

The Roff facility derives its silica sand ore from the Oil Creek Formation. As an in-basin facility, the Roff facility has a built-in cost advantage against sand that is shipped in from outside the basin. The silica sand product contains a minimum silica (SiO2) content of 99% and meets API standards for proppant applications. The sandstone section is mined in multiple benches to optimize blending capabilities and allow for more efficient removal of inner burden waste. The sandstone ore sections are commonly associated with fault structures that necessitate infill drilling to adequately delineate ore and waste boundaries and support pit design development. The primary key quality parameters controlling mine sequence development are (i) the percentage of -40/+70

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

mesh sand fraction and (ii) the percentage of iron oxide (Fe2O3), aluminum oxide (Al2O3) and calcium oxide (CaO) to support glass product production.

Cleburne, Texas

Unimin acquired its Cleburne facility in 1983 from Martin Marietta, but the facility has been in operation since 1976. The facility is located in Cleburne, Johnson County, Texas, approximately 50 miles southwest of Fort Worth, Texas and is accessible via State Highway 67 via U.S. Interstate Highway 35W. The site consists of 2,075 acres of owned real property and utilizes natural gas and electricity to process sand. Annual production capacity at the Cleburne facility is approximately 1.4 million tons of sand. Processed material is shipped via truck and is also transloaded onto the Fort Worth & Western Railroad.

The mine is an open-pit operation where silica sand is mined and transported to the facility via trucks. Mine operations are completed on a year-round basis. The whole grain material is then washed, dried and screened and sold for proppant, glass, commercial and industrial applications. The Cleburne facility also has a grinding facility for producing products servicing fiberglass, construction and ceramics.

The Cleburne facility derives its silica sand ore from the Paluxy Sand. The sand section is mined in a single bench. Dozer and excavators are used to mine ore from multiple sections of the stripped mining cuts to support optimizing production of glass and frac sand products. The primary key quality parameters controlling mine sequence development are (i) the percentage of -50/+140 mesh product sand fraction, (ii) the percentage of -140 mesh fine waste fraction and (iii) the percentage of iron oxide (Fe2O3), aluminum oxide (Al2O3) and calcium oxide (CaO) to support glass product production.

Calera, Alabama

Unimin acquired the Calera facility, then known as Southern Lime, from Peak Investments, LLC in 2008. This facility, which has been in operation since the 1940’s, consists of owned real property and is located in Calera, Shelby County, Alabama, along State Highway 25W, 35 miles south of Birmingham and is accessible via U.S. Interstate 65. The site utilizes coal, natural gas and electricity to process limestone into lime. Annual production capacity of the Calera facility is approximately 422,500 tons.

Unimin supplies lime produced at the Calera facility to the paper, environmental, chemical, iron and steel industries. The facility sources limestone from a third party pursuant to a long-term supply agreement and has a kiln capable of producing 1,200 tons per day of high calcium quicklime. The facility produces three sizes of high calcium quicklime, 7/8 x 1/2 inch (#2), 1/2 x 1/8 inch (#3) and -1/8 inch (Fines). The facility also produces two grades of hydrated lime (Type N and S). Quicklime products are shipped via bulk rail and truck. Hydrate is shipped bulk and in 50 pound paper bags. Processed material is shipped directly via the Norfolk Southern railroad or through intermediaries with the CSX railroad, utilizing approximately 9,500 linear feet of rail.

Dividing Creek, New Jersey

Unimin’s Dividing Creek facility is located in Dividing Creek, Cumberland County, New Jersey and consists of over 2,100 acres of owned and leased real property. The mineral reserves at the Dividing Creek facility are secured under a mineral lease that expires in 2035 and has a renewal option through 2065. The facility is located approximately 30 miles south of Philadelphia and is accessible via State Highway 55 as well as State Highway 77. The facility utilizes natural gas and electricity to process sand. Annual capacity is 971,600 tons and finished product is shipped via truck and rail with over 7,600 linear feet of rail. Unimin uses the Winchester & Western railroad, which it owns, to move minerals from the Dividing Creek and Gore facilities to customers via access to the Norfolk Southern and CSX railroads.

Materials are pumped from the mine location to the processing facility. The processing facility has distinct circuits to produce glass and construction products as well as frac sand. The glass circuits utilize beneficiation techniques to remove iron and other impurities that are detrimental to glass and construction customers. The frac

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

circuits rely upon wet sizing to produce 100 mesh frac sand. The facility utilizes stock pile towers for the draining of materials prior to drying. The Dividing Creek facility was upgraded over the last five years with frac sand capacity additions and a new fluid bed dryer.

The Dividing Creek facility derives its silica sand ore from the Cohansey Sand. Mining is completed on a year-round basis. The facility utilizes dredge mining. Mining is completed using two dredges operating in separate ponds to maximize iron oxide (Fe2O3) and particle size blending capabilities in support of glass, construction and frac sand production. The primary key quality parameters controlling mine sequence development are (i) the percentage of product iron oxide and aluminum oxide (Al2O3), (ii) the percentage of -70/+140 mesh sand targeted to support “100 mesh” hydraulic fracturing sand sales and (iii) the percentage of -4/+40 mesh sand.

Ottawa, Minnesota

Unimin acquired its Ottawa location in 1971 from Gopher State Silica and in 1978 completed brownfield construction of its current Ottawa facility. The facility is located in Le Sueur, Le Sueur County, Minnesota, approximately 65 miles southwest of Minneapolis. It consists of approximately 2,650 acres of owned real property and is accessible by using major highways, including U.S. Interstate 35. The facility uses natural gas, propane and electricity to process sand. Processed material is shipped via rail using the Union Pacific railroad utilizing the site’s 10,000 linear feet of rail. Currently, annual capacity is 688,000 tons.

The sand reserve mined from the open-pit mine is from the Jordan Sandstone. The mine has overburden ranging from 10 to 100 feet that needs to be removed to access the silica sand reserves. The facility is a load and carry operation with wheel loaders feeding conveyors to the in-pit crushing system. The mining operations are completed on a year-round basis. The silica sand is processed via multiple steps of crushing and then is wet sized, dried and screened to produce API grade silica sand proppant, glass sand, foundry sand and products for the construction industry.

The silica sand product contains a minimum silica (SiO2) content of 99% and meets API standards for proppant applications. The sandstone section is mined in two benches to optimize production of glass, foundry and frac sand products. The upper bench ore is medium to coarse grained and the underlying bench is largely fine to medium grained. The primary key quality parameters controlling mine sequence development are (i) the percentage of iron oxide (Fe2O3), (ii) the percentage of aluminum oxide (Al2O3) and (iii) the percentage of -40/+140 mesh sand fraction distribution. Mine production recently has been augmented with the extraction of sand previously disposed of in the facility’s tailings cells.

Marston, North Carolina

Unimin acquired its Marston facility in 1983 from Carolina Silica. The facility is located in Marston, Richmond County, North Carolina and consists of over 2,400 acres of owned and leased real property. The property consists of approximately 2,100 acres of owned real property and 360 acres of leased property, which Unimin has plans to purchase before the lease expires. The Marston facility is approximately 50 miles west of Fayetteville and is accessible via U.S. Highway 1. The facility utilizes propane and electricity to process sand with a capacity of 1.3 million tons annually. The site utilizes 4,200 linear feet of rail. Processed material is shipped via bulk truck or by bulk rail using the CSX railroad.

Unimin utilizes hydraulic transportation to move material from the mine to the plant. The facility operations consist of washing, beneficiation, drying, screening, grinding and classifying processes to make finished product. The facility has recently upgraded the beneficiation process. The facility services the concrete, ceramic, industrial, glass, fiberglass, foundry and sport and leisure industries.

The Marston facility derives its silica sand ore from the Pinehurst Sand. The sand section primarily is mined in a single bench to support production of glass and foundry sand products. Open-pit mining is conducted using

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

loaders to excavate sand from the unconsolidated above water mining face. Excavators are used on occasion to extract ore sand located below the water table. The base of mining is delineated at an elevation where total -140 mesh fines exceed 15%. The primary key quality parameters controlling mine sequence development are (i) the percentage of product iron oxide (Fe2O3), (ii) the percentage of product -35/+140 mesh sand fraction and (iii) the percentage of total -140 mesh fine waste fraction.

Canoitas, Coahuila, Mexico

The Canoitas facility was constructed in 1988, and was acquired by Unimin in 1997 from Vitro, the leading Mexican glass manufacturer. The Canoitas facility mainly produces glass sand. It is located in Hidalgo County, Coahuila, Mexico, approximately 55 miles northwest of Nuevo Laredo City, and is accessible via State Highway 2. The Canoitas facility utilizes diesel, heavy oil and electricity to process sand and currently has an annual capacity of 1.2 million tons. The processed material is shipped via bulk truck to customers.

The facility’s open-pit operations require drilling and blasting to fragment the silica cemented sand. The material is loaded and hauled with wheel front end loaders and rigid frame haul trucks for feeding the crushing system. The material is processed by primary and secondary crushing, screening, milling, attrition, hydro sizing, drying and magnetic separation.

The Canoitas facility extracts silica sand ore from the Carrizo Sand. The sandstone section is mined in two benches to optimize blending capabilities to support the production of glass, ceramic and foundry sand products. Mine development is focused on optimizing extraction of glass grade sand with an iron oxide content of less than 0.065%. Sand containing an iron oxide content above 0.065% is directed to the production of colored glass and float glass grade products. The primary key quality parameters controlling mine sequence development are (i) the percentage of product iron oxide (Fe2O3) and (ii) the percentage of product aluminum oxide (Al2O3).

Beneficiated wet sand from the Canoitas facility is shipped via trucks to Unimin’s Lampazos facility for further processing. The Lampazos facility produces flint glass grade by leaching, drying and magnetic separation processes of the Canoitas sand material. The wet sand is also dried and ground to produce ceramic grade materials. The products produced at the Lampazos facility are shipped via trucks to customers in northeastern Mexico.

Junction City, Georgia

Unimin acquired its Junction City location from the Morie Company in 1996. The facility is located in Mauk, Marion County, Georgia and consists of leased real property. The mineral reserves are secured by a lease that expires in 2033, which Unimin has the option to extend through 2053. The facility is approximately 50 miles east of Columbus and accessible via State Highway 90. The capacity is 887,000 tons annually and finished product is shipped via truck and via rail using the CSX railroad. The Junction City facility uses approximately 3,000 linear feet of rail. The facility utilizes natural gas and electricity to process sand.

The Junction City facility receives ore from open-pit hydraulic mining systems. It produces low iron and ultra-low iron sand products as well as coarse products. The low iron process involves washing the materials and classifying them into glass grade and industrial grades. Materials are sent to drainage areas to reduce moisture prior to being fed to the drying and screening circuit. The ultra-low iron products utilize the washing process as well as a beneficiation process to lower finished product iron values. Product from the beneficiation process is stored in a covered storage area to maintain quality control prior to being fed to the drying and screening circuit. End products are shipped via bulk rail, truck, IBCs and bags.

The operations at the Junction City facility have recently undergone a capital investment to upgrade the water conservation circuit that will allow increased operating time for the washing and beneficiation circuits. The facility currently services the glass, ceramics, concrete, industrial and fiberglass industries.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Junction City facility derives its silica sand ore from the Cusseta—Blufftown Sands. The sand section is mined in a single bench. The primary key quality parameters controlling mine sequence development are (i) the percentage of product iron oxide (Fe2O3) and (ii) the percentage of retained product +40 mesh sand fraction.

Pevely, Missouri

Unimin acquired the Pevely facility from Bussen Quarries and Master Brothers in 1992. The Pevely facility is located in Pevely, Jefferson County, Missouri and consists of owned real property. It is located approximately 30 miles southwest of St. Louis and is accessible via U.S. Interstate Highway 55. The Pevely facility utilizes natural gas, propane and electricity to process sand. The facility’s capacity is 627,000 tons annually. Unimin ships processed sand via truck and barge and also utilizes a local transloading facility for the Union Pacific railroad.

Unimin utilizes drill and blast processes in an open-pit environment to produce feed for the facility. Mining operations are performed year-round. Crushing, screening, deagglomeration, dewatering, drying and screening are utilized to produce final products. During the last five years, the Pevely facility has undergone a frac sand expansion and a crushing upgrade as well as an extension of the reserve base. The Pevely facility services the concrete, glass, foundry, frac sand and ceramics industries.

The Pevely facility derives its silica sand ore from the Saint Peter Sandstone. The silica sand product contains a minimum silica (SiO2) content of 99% and meets API standards for proppant applications. The sandstone section is mined in a single bench to support the production of glass, foundry and frac sand products. The primary key quality parameters controlling mine sequence development are the percentages of calcium oxide (CaO), iron oxide (Fe2O3) and acid demand value (ADV) to support glass and foundry product production.

Elco, Illinois

Unimin acquired its Elco facility in 1989 from The Illinois Minerals Company. The facility is located in Tamms, Alexander County, Illinois and consists of over 11,000 acres of owned and leased real property and mineral rights. The majority of the reserves are owned and approximately 10% are secured under mineral leases that, with the exercise of renewal options, expire between 2023 and 2034. The Elco facility is approximately 130 miles southeast of St. Louis and is accessible via major highways, including U.S. Interstate Highway 57. The site utilizes natural gas and electricity to process sand. The facility’s capacity is 60,000 tons annually.

The Elco facility performs an initial size reduction of the ore prior to drying. From the dryer, the material is then deagglomerated and classified and conveyed to silos for shipping or packaging. Material from Elco is sold into the coatings, ceramics, rubber and cementing industries.

The Elco facility derives its microcrystalline silica (tripoli) ore from the Clear Creek Chert. The deposit is mined in an open pit utilizing multiple benches to optimize blending capabilities and allow for more efficient segregation of primary tripoli ore and cement grade tripoli (chert). The primary key quality parameters controlling mine sequence development are (i) GE Brightness and (ii) B-value. All tripoli ore will contain a Brightness greater than 80.5. High grade tripoli will have a B-value less than 3.0 and marginal grade tripoli will contain a B-value between 3.0 and 4.5. All waste grade tripoli and overburden chert are considered to be of cement grade quality. Mine development is designed to maximize primary tripoli ore and associated cement grade production and minimize the movement of internal waste.

Portage, Wisconsin

Unimin acquired the Portage facility from Martin Marietta in 1983. The facility is located in Pardeeville, Columbia County, Wisconsin and consists of owned real property. It is located approximately 30 miles north of Madison and is accessible via State Highway 51. The facility utilizes natural gas, propane and electricity to process sand. The facility’s capacity is 660,000 tons annually. The facility utilizes approximately 3,500 linear feet of rail. Processed material is shipped via truck and rail using the Canadian Pacific railroad.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Mining at the Portage facility is completed on a seasonal basis. Material from the dredging operation is hydraulically transported to the facility. The facility creates a large stockpile for operations to utilize during the winter months. The facility utilizes wet screening and classifying circuits to prepare material for its drying and screening operations. During the last five years, Unimin has replaced the dredge at the Portage facility and completed upgrades to the drying, screening and packaging circuits. The facility produces products for the concrete, glass, foundry and frac sand industries. Materials are packaged in bulk rail, bulk truck, IBCs and bags.

The Portage facility derives its silica sand ore from the Wonewoc Sandstone. The silica sand product contains a minimum silica (SiO2) content of 99% and meets API standards for proppant applications. The sandstone is mined by dredge. The primary below-water dredge mining process is augmented by sand feed derived from the above water sandstone section. Dozers are used to rip and push above-water sandstone into the dredge pond for follow-on extraction. The primary key quality parameters controlling mine sequence development are (i) the percentage of iron oxide (Fe2O3), aluminum oxide (Al2O3) and calcium oxide (CaO) to support glass product production, (ii) the percentage of total -140 mesh fines and (iii) deposit -20/+140 mesh fraction sieve distributions and associated grain fineness (GFN) numbers.

Voca, Texas

Unimin completed greenfield construction of the Voca facility in 1996. The facility is located in Voca, McCulloch County, Texas and consists of owned real property. It is approximately 110 miles west of Austin and is accessible via State Highway 71. The Voca facility utilizes natural gas and electricity to process sand and has an annual mining capacity of approximately 419,000 tons.

Unimin utilizes drill and blast processes in an open-pit environment to produce feed for the Voca facility. Mine operations are year-round. Material is transported to the facility via rigid frame trucks. Material is processed through three stages of crushing for preparation to the hydraulic classification circuits and beneficiation circuits. Product from the wet processing circuits is stockpiled to reduce moisture and then fed to a natural gas fired dryer prior to finished product screening. Products produced from the Voca facility are utilized for frac sand. Product is shipped via bulk truck.

The Voca facility derives its silica sand ore from the Hickory Sandstone Member of the Riley Formation. The silica sand product contains a minimum silica (SiO2) content of 96% and meets API standards for proppant applications. The sandstone section is mined in multiple benches to support production of frac sand products. The facility’s mine production recently has shifted to focus on the extraction of sand previously disposed of in the facility’s tailings cells. The primary key quality parameter controlling mine sequence development is the percentage of the -30/+140 mesh sand fraction.

Jaltipan, Veracruz, Mexico

The Jaltipan facility was constructed in 1955 and was acquired by Unimin in 1997 from Vitro. The facility is located at Jaltipan, Veracruz State, Mexico and is approximately 19 miles southwest from the Minatitlan City airport. The Jaltipan facility utilizes natural gas and electricity to process sand. Its annual capacity is approximately 1.3 million tons. The processed material is shipped via truck and rail using Ferrocarril del Sureste, commonly known as Ferrosur. The Jaltipan facility ships directly to the glass and foundry industries in central Mexico via trucks and the Ferromex railway.

The Jaltipan facility extracts silica sand ore from the Filisola Formation. The unconsolidated sand section is mined in multiple benches to produce glass and foundry sand products. The primary key quality parameters controlling mine sequence development are (i) the percentage of product iron oxide (Fe2O3) and (ii) the percentage of total -140 mesh fine waste.

Unimin utilizes excavators and trucks in an open-pit environment to produce feed for the Jaltipan facility. The mine operation requires the extraction of interburden plastic clays as waste material that are disposed in

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dumps or employed in the construction of pond dikes. The mine also needs an effective dewatering operation because the water table is as shallow as 66 feet above sea level. The mining operation is carried out between minus 16 feet to 100 feet above sea level. The material is preprocessed on a pre-washing stage with mud hog, screening and dewatering processes. The preprocessed material is pumped via slurry pumping for 1.6 miles to the Jaltipan facility. The final processes applied at the Jaltipan facility are hydraulic sizing, flotation, drying and magnetic separation.

A portion of beneficiated dry sand from the Jaltipan facility is shipped via trucks to Unimin’s Tlaxcala facility, which produces glass fiber grade product. Tlaxcala utilizes grinding and high efficiency classifier processes. The Tlaxcala facility ships its product to customers in glass and foundry industries in central Mexico via trucks.

Camden, Tennessee

Unimin acquired the Camden facility from the Morie Company in 1996, but the facility has been in operation since the early 1970’s. The facility is located in Camden, Benton County, Tennessee, off U.S. Highway 70, 90 miles west of Nashville. The site utilizes natural gas for drying and electricity to process sand. The facility consists of approximately 900 acres of owned and approximately 1,100 acres of leased real property. The leased property consists of pipeline right of ways and sand reserves. The lease, with the exercise of renewal options of five to 10 years, expires in 2035.

The Camden facility mines sand via load and carry operations. The facility operations consist of washing, flotation, drying and screening processes to make finished product. Since its acquisition, Unimin has made several upgrades to the facility, including safety, operational and rail loading improvements. Currently, annual production capacity is approximately 837,000 tons. Additional capacity expansions are possible depending on market conditions.

The Camden facility utilizes approximately 4,100 linear feet of rail. The sand mined at the Camden facility is sub-angular sand, which is suitable for glass, mineral fillers, foundry and general industrial use. Final product is shipped from the facility via bulk truck or bulk rail via the CSX railroad.

The site mines in an open-pit manner in the McNairy Sand. The local sand section is medium to fine grained in the upper part of the deposit (B2 grade sand) and is fine grained in the lower section (B1 grade sand). Mining is conducted from two independent pits to obtain feed from both the B2 and B1 sections of the deposit to support glass and foundry sand production. The primary key quality parameters controlling mine sequence development are (i) the percentage of product iron oxide (Fe2O3), (ii) the percentage of retained product 140 mesh sand and (iii) the percentage of product -140 mesh fines fraction.

St. Canut, Quebec, Canada

Unimin acquired the St. Canut facility in 1990 from Indusmin LTD. The facility is located approximately 60 kilometers northwest of Montreal. It is accessible via Quebec Route 158 and consists of owned real property. The facility uses natural gas and electricity to process sand and has a capacity of 450,000 tons annually.

Unimin utilizes drill and blast processes in an open-pit environment to produce feed for the facility. The material is sent through primary and secondary crushing to stockpiles for feeding to the drying system. From the drying system, the sand material is sent through tertiary crushing, screening and beneficiation steps for producing products for the glass and construction industries. Products are shipped via the Quebec Gatineau Railway with access to both the Canadian Pacific Railway and the Canadian National Railway and truck. Product is packaged in bulk rail, bulk trucks, IBCs and bags.

The St. Canut facility derives its silica sand ore from the Cairnside Sandstone. The sandstone section is mined in two benches to optimize blending capabilities to support production of glass and construction sand products. Local elevated occurrences of high iron and calcium oxide bearing sandstone are present in the deposit,

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which requires adequate grade control monitoring and blending. The primary key quality parameters controlling mine sequence development are (i) the percentage of product iron oxide (Fe2O3), (ii) the percentage of aluminum oxide (Al2O3) and (iii) the percentage of calcium oxide (CaO).

Troup, Texas

Unimin acquired the Troup facility in 1999 from United Clays. The facility is located in Troup, Cherokee County, Texas and consists of over 2,600 acres of owned and leased real property. The facility’s mineral reserves are secured by leases that expire between 2019 and 2036. The Troup facility is located approximately 120 miles southeast of Dallas and is accessible via U.S. Interstate Highway 20. The Troup facility utilizes propane and electricity to process ball clay and has an annual mining capacity of 400,000 tons. The facility has approximately 3,200 linear feet of rail. Processed material is shipped via truck and rail via the Union Pacific railroad.

The facility transports ore from the open-pit mining operations via over-the-road trucks. Material is deposited in drying sheds for preparation for processing. The material is shredded and placed in sheds for shipment or for feeding to the drying circuit for further processing.

The Troup facility derives its ball clay ore from the Wilcox formation. Unimin extracts crude clay ore feed from multiple mining pits to optimize blending capabilities. Crude clay grades are primarily delineated using water loss and loss on ignition testing (LOI). These clay grades are subsequently mined and blended to formulate the facility’s ceramic clay products. The primary key quality parameters controlling mine sequence development are (i) the percentage of loss on ignition (LOI), (ii) the percentage of carbon, (iii) the percentage of clay shrinkage and (iv) the percentage of sulfur.

Hephzibah, Georgia

Unimin acquired its Hephzibah facility in 2000 from Albion Kaolin Company. The facility is located in Hephzibah, Richmond County, Georgia and consists of over 1,700 acres of owned and leased real property. The mineral reserves at the Hephzibah facility are secured under mineral leases that expire in 2022. The facility is located approximately 15 miles southwest of Augusta and is accessible via State Highway 88. It utilizes natural gas and electricity in its production processes. Annual capacity is 236,000 tons. Finished material is shipped via truck and via rail using the Norfolk Southern railroad with approximately 6,400 linear feet of rail.

The Hephzibah facility utilizes open-pit mining methods to feed the facility. Material is then shredded and sent to one of two processing lines. One processing line produces materials primarily for ceramics utilizing deagglomerating systems with classifiers. The second system utilizes milling and classifying circuits to produce materials for the fiberglass industry. The final product is shipped via bulk truck and rail or via IBCs.

The Hephzibah facility derives its kaolin clay ore from the Buffalo Creek Formation. The clay ore section is subdivided into three mining units (Form, Sperse and Bond) to facilitate blending to formulate the facility’s ceramic and fiberglass grade products. The primary key quality parameters controlling mine sequence development are (i) the percentage of +325 mesh “grit” fraction, (ii) the percentage of product iron oxide (Fe2O3), (iii) the percentage of product titanium oxide (TiO2) and (iv) the specific surface area (SSA) of the clay product.

Sibley, Louisiana (inactive)

Unimin purchased the resin coated sand processing facility in Sibley, Louisiana, in 2013 from Patriot Proppants. The Sibley facility has two process lines, each with the capacity to coat 200 million pounds, or 100,000 tons, of substrate. The facility has the flexibility to coat numerous substrates using phenolic novolac or resole resin coating technology. Sand can be received and shipped both by truck and rail in order to help meet customer requirements. The facility has the capability to ship via the Kansas City Southern interconnected to the Union Pacific railroad to many key locations throughout the United States.

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Product Delivery

Among the most important purchasing criteria of Unimin’s customers is the ability to deliver products they demand at the desired time and location at the lowest possible cost. Unimin has one of the most comprehensive and diversified supply chain networks in the industries it serves, offering Unimin a competitive advantage. In 2017, Unimin shipped its products from 38 production facilities via rail, barge and truck to approximately 1,500 customers in North America. Unimin’s size and scale provides it with broad supply chain flexibility, which Unimin optimizes on a weekly basis using leading technology. As of December 31, 2017, Unimin’s logistics network includes 32 proppant rail distribution terminals, two barging facilities and six industrial terminals. Unimin serves these terminals with a fleet of approximately 9,900 railcars (which includes approximately 2,700 customer railcars).

Unimin’s facilities are situated on five Class 1 railroads providing unit train service to every major oil and gas basin in the United States. The ability to ship proppant through unit trains (a train made up of 100 or more railcars in which all cars carry the same commodity and are not split up or stored en route) is important in order to cost-effectively provide large quantities of frac sand into shale plays. Unimin has unit train capabilities at four of its production facilities and seven of its terminals can receive unit trains. Additionally, Unimin ships unit trains to 18 customer facilities. In 2017, Unimin shipped approximately 13 million tons via rail, of which approximately 3.6 million tons were shipped by unit train. Unimin also owns and operates the Winchester & Western railroad, a private railroad in New Jersey, West Virginia, Virginia and Maryland . Unimin uses the Winchester & Western railroad to move minerals from its Dividing Creek and Gore facilities to customers via access to the Norfolk Southern and CSX railroads.

Unimin believes that its private rail fleet enables it to maximize efficiency and reduce costs in its supply chain. Unimin is one of the few North American mineral producers capable of Class 1 railroad deliveries in each of North America’s major oil and gas producing basins. It generally ships products to either a terminal location, where it is stored until utilized by a customer, or to one of its processing facilities for value-added processing. The direct rail access of Unimin’s processing and distribution facilities significantly reduces handling costs and lead-times while enhancing production throughput, resulting in improved responsiveness to its customers.

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The following map shows the major shale basins in North America and the locations of Unimin’s manifest terminals, unit train terminals and barge terminals.

Foreign Operations

Unimin operates facilities throughout the United States, Mexico and Canada and sells products in North America, Mexico and to several countries around the world. Although Unimin’s sales are geographically diverse, with significant mineral sales in Mexico, particularly in the glass and ceramics industries, none of Unimin’s segments is dependent upon foreign operations. Unimin’s international operations are subject to various risks attendant to doing business abroad. For a discussion of these risks, see the section entitled “Risk Factors—Risks Related to Unimin’s Business—Unimin’s international operations expose it to risks inherent in doing business abroad.” For additional information about Unimin’s operations outside of the United States for the years ended December 31, 2016 and 2015, see note 18 of the notes to Unimin’s audited historical consolidated financial statements, copies of which are attached as Annex F to this proxy statement/prospectus.

Employees

As of December 31, 2017, Unimin has approximately 2,400 employees. Unimin believes that it maintains good relations with its workforce. Unimin maintains an active dialogue with employees and provides salaried and hourly employees a comprehensive benefits package, including medical, life and accident insurance, incentive bonus programs and a 401(k) plan with an employer match and discretionary employer contribution, company pension (for certain employees) as well as various employee training and development programs that have been developed by Unimin or through a third party.

As of December 31, 2017, approximately 40% of Unimin’s employees at 26 facilities are parties to collective bargaining agreements. Most of these employees are members of the United Steelworkers of America union. Unimin believes it has strong relationships with and maintains an active dialogue with union representatives. Unimin has historically been able to successfully extend and renegotiate collective bargaining

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agreements as they expire. Unimin has not experienced a significant work stoppage or strike at any of its facilities in nearly 20 years.

Unimin believes that its compelling company culture provides a competitive advantage, creating a workplace where “exploring possibilities” and “delivering on promise” are fostered and a given. Unimin’s management and employees pride themselves on being market driven, execution oriented with a disciplined capital investment philosophy. Unimin promotes from within, recognizing that leadership and skills development of its people will drive long term value to stockholders. Likewise, Unimin does not compromise on its principles regarding sustainable development. Unimin believe these traits make it an employer of choice and have resulted in significantly lower turnover rates compared to industry standards.

Raw Materials

Unimin’s products are dependent on the availability of certain raw materials, including natural gas or propane, limestone, resins and additives, bagging supplies and other raw materials. These are readily available from a variety of sources and Unimin is not dependent on any one supplier of raw materials.

Intellectual Property

Unimin’s intellectual property consists primarily of patents, trade secrets, know-how, trademarks, including the name Unimin, and products, including but not limited to Unifrac, Minex, Glassil, Propstar, Imsil, Granusil and Puresil. Unimin holds numerous U.S. and foreign granted patents that are still in force as well as many U.S. and foreign patent applications that are still pending. Unimin owns several patents in a number of product lines. Unimin has not granted any third party rights with respect to its patents. The majority of Unimin’s patents have an expiration date after 2025. With respect to trade secrets and know-how, Unimin’s extensive experience with a variety of different products enables Unimin to offer its customers a wide range of products for their particular applications.

Research and Development

Unimin has a proven track record for developing industrial mineral-based solutions with and for its customers in the oil and gas, glass, industrial, ceramic and other industries that it serves. Unimin invests significantly in the people, equipment and facilities required for analytical service, technical service and research and development activities. Unimin possesses significant technical expertise in analytics, resource selection, extraction, separation, processing, engineering, material science, application development, field testing and technical sales support of its products. In addition, Unimin has historically been able to access the global research and development capabilities of Sibelco which has more than 25 research and development facilities worldwide.

Unimin operates four laboratories in the United States and Mexico, which provide mineral processing, analytics and materials research for product and application development across the oil and gas, glass, ceramics, coatings and polymers industries. Staffing across these four facilities comprises over 40 professionals in analytical chemistry, mineral processing, mineralogy, inorganic chemistry, material science, coatings science, polymer science and related fields. Unimin also employs technical sales expertise covering its core target industries.

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A summary of Unimin’s key product innovations are listed below:

Innovation	Year	Result
Puresil	1996	Very low iron glass sand for high clarity flat and container glass

A-111	2005	Nepheline syenite for fast fire porcelain ceramic tile bodies

Minex 12	2007	High performance micronized nepheline syenite for functional filler in coatings and polymers

Matrix	2009	Synthetic calcium fluorosilicate for fluxing and viscosity control in fiberglass manufacture

Hiwhite	2009	Synthetic calcium fluorosilicate for TiO2 extension, flatting and acid resistance in coatings and functional filler for polymers

Minex EP-315	2010	High performance nepheline syenite functional filler for exterior architectural coatings, industrial coatings, powder coatings and silicone rubber

Minex IG	2010	Finer grade, non silica containing nepheline syenite for cleaning compounds and antiskid coating applications

Minbloc	2014	Multiple PSD grades of nepheline syenite for anti-blocking performance in polyethylene and other polymeric films

Activator LST	2014	Liquid based, field applied, chemical activator for activating Propstar resin coated sand to provide proppant flowback control in low temperature hydrocarbon reservoirs

Propstar Elite	2015	High performance curable resin coated sand for proppant flowback control in hydrocarbon reservoirs > 150 F

Propstar Cryoset	2016	High performance curable resin coated sand that does not require chemical activation for proppant flowback control in low temperature hydrocarbon reservoirs

Minex 1	2017	Coarse grade, non silica containing nepheline syenite for cleaning compounds and antiskid coating applications

HiFill N-400	2017	High performance nepheline syenite for functional filler in thick section plastics and wood deck composites

DustShield	2017	Material system solution for mitigation of crystalline silica dust exposure comprising a family of chemical dust control additives, application equipment and methods of application

Seasonality

Unimin’s business is affected to some extent by seasonal fluctuations that impact its production levels and its customers’ business needs. For example, demand for many of the products Unimin sells in the construction and coatings sectors tends to correlate with construction activity, which is lowest in the fourth quarter. Inclement weather may also cause temporary slowdowns for Unimin’s customers, which in turn impacts its volumes. All of Unimin’s facilities are all weather facilities providing a consistent supply source to customers.

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Regulation and Legislation

Mining and Workplace Safety

Federal Regulation

MSHA is the primary regulatory organization governing the industries in which Unimin operates. Accordingly, MSHA regulates quarries, surface mines, underground mines and the industrial mineral processing facilities associated with quarries and mines. The mission of MSHA is to administer the provisions of the Federal Mine Safety and Health Act of 1977 and to enforce compliance with mandatory safety and health standards. MSHA works closely with the Industrial Minerals Association, a trade association, in pursuing this mission. As part of MSHA’s oversight, representatives perform at least two unannounced inspections annually for each above-ground facility and four unannounced inspections annually for each underground facility. To date these inspections have not resulted in any citations for violations of MSHA standards at Unimin’s facilities which had a material adverse effect on Unimin’s results of operations or financial condition.

Unimin is also subject to the requirements of the OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA Hazard Communication Standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. OSHA regulates users of commercial silica and provides detailed regulations requiring employers to protect employees from overexposure to silica through the enforcement of permissible exposure limits.

Internal Controls

Unimin adheres to a strict occupational health program aimed at controlling exposure to silica dust, which includes dust sampling, a respiratory protection program, medical surveillance, training and other components. Unimin’s safety program is designed to ensure compliance with the standards of both OSHA and MSHA regulations. For both health and safety issues, extensive training is provided to employees. Unimin has safety committees at its facilities made up of salaried and hourly employees. Unimin performs annual internal health and safety audits and conducts annual crisis management drills to test its facilities’ abilities to respond to various situations. Health and safety programs are administered by Unimin’s corporate health and safety department with the assistance of local environmental, health and safety coordinators.

Environmental Matters

Unimin and its competitors are subject to extensive governmental regulation on, among other things, matters such as permitting and licensing requirements, plant and wildlife protection, hazardous materials, air and water emissions, and environmental contamination and reclamation. A variety of federal, state and local agencies, as well as foreign regulatory authorities, implement and enforce these regulations.

U.S. Federal Regulation

Clean Water Act. Unimin’s facilities in the United States are subject to the U.S. Clean Water Act, which regulates the discharge of pollutants into U.S. waters and regulates quality standards for surface waters. In particular, Unimin may be required to obtain permits under Section 404 of the Clean Water Act from the U.S. Army Corps of Engineers for the discharge of dredged or fill material into waters of the United States, including wetlands and streams. In addition, Unimin may be required to obtain permits under Section 402 of the Clean Water Act from the EPA, or from the relevant state environmental agency in states where the federal permit program has been delegated to the state, with respect to discharges of pollutants into waters of the United States, including discharges of wastewater or storm water runoff associated with construction activities. Any failure to obtain these required permits or to comply with their terms could subject Unimin to administrative, civil and criminal penalties as well as injunctive relief.

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Clean Air Act. The U.S. Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements, such as monitoring and reporting requirements. These regulatory programs may require Unimin to install expensive emissions abatement equipment, modify its operational practices and obtain permits for its existing operations, and before commencing construction on a new or modified source of air emissions, such laws may require the company to obtain pre-approval for the construction or modification of certain projects or facilities that are expected to produce or significantly increase air emissions. In addition, air permits are required for Unimin’s processing and terminal operations and for its frac sand mining operations that result in the emission of regulated air contaminants. The time and effort required in obtaining air emissions permits has the potential to delay the development or continued performance of Unimin’s operations. Unimin may be required to incur increased capital and operating costs because of these regulations, and Unimin could be subject to administrative, civil and criminal penalties as well as injunctive relief for noncompliance with air permits or other requirements of the U.S. Clean Air Act and comparable state laws and regulations.

Greenhouse Gases. Methane, a primary component of natural gas, and carbon dioxide, a by-product of the burning of natural gas, are examples of greenhouse gases. In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gases. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other regulatory initiatives may be proposed that may be relevant to greenhouse gas emissions issues.

The EPA has adopted regulations controlling greenhouse gas emissions under its existing authority under the Clean Air Act. In 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other greenhouse gases present a danger to human health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. These findings by the EPA allowed the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. In 2010, the EPA published a final rule expanding its greenhouse gas emissions reporting rule for certain petroleum and natural gas facilities that emit 25,000 metric tons or more of carbon dioxide equivalent per year. Unimin is subject to annual greenhouse gas reporting obligations for its operations in Calera, Alabama.

Although it is not currently possible to predict how any proposed or future greenhouse gas legislation or regulation will impact Unimin’s business, any legislation or regulation of greenhouse gas emissions that may be imposed in areas in which Unimin conducts business (whether in the United States, Mexico, Canada or otherwise) could result in increased compliance costs or additional operating restrictions or reduced demand for Unimin’s services and could have a material adverse effect Unimin’s business, financial condition and results of operations.

Use and Storage of Petroleum Products. As part of its operations, Unimin utilizes or stores petroleum products and other substances such as diesel fuel, lubricating oils and hydraulic fluid. Unimin is subject to regulatory programs pertaining to the storage, use, transportation and disposal of these substances, including spill prevention, control and countermeasure planning requirements. Spills or releases may occur in the course of Unimin’s operations, and Unimin could incur substantial costs and liabilities as a result of such spills or releases, including those relating to claims for damage or injury to property and persons.

CERCLA. Some of Unimin’s operations are located on properties that historically have been used in ways that resulted in the release of contaminants, including hazardous substances, into the environment, and Unimin could be held liable for the remediation of such historical contamination. CERCLA and comparable state laws impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of hazardous substances into the environment. These persons include the owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to liability

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for the costs of cleaning up the hazardous substances, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

RCRA. In the course of its operations, Unimin generates industrial solid wastes that may be regulated as hazardous wastes. The U.S. Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. The EPA and the individual states, to which the EPA has delegated portions of the RCRA program for local implementation, administer the RCRA program.

Hydraulic Fracturing. Although Unimin does not directly engage in hydraulic fracturing activities, Unimin supplies sand-based proppants to hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing involves the injection of water, sand and chemicals, under pressure, into a formation to fracture the surrounding rock and stimulate production. The hydraulic fracturing process is typically regulated by state or local governmental authorities. However, the practice of hydraulic fracturing has become controversial in some areas and is undergoing increased scrutiny. Several federal agencies and regulatory authorities are investigating the potential environmental impacts of hydraulic fracturing and whether additional regulation may be necessary. The EPA has asserted limited federal regulatory authority over hydraulic fracturing and has indicated it may seek to further expand its regulation of hydraulic fracturing. The Bureau of Land Management has proposed regulations applicable to hydraulic fracturing conducted on federal and Indian oil and gas leases. Congress has from time to time considered the adoption of legislation to provide for federal regulation of hydraulic fracturing. In addition, various state, local and foreign governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permitting requirements, operational restrictions, disclosure requirements and temporary or permanent bans on hydraulic fracturing in certain areas such as environmentally sensitive watersheds. Numerous states have imposed disclosure requirements on hydraulic fracturing well owners and operators. Some local governments have adopted and others may seek to adopt ordinances prohibiting or regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities within their jurisdictions.

The adoption of new laws, regulations or enforcement policies at the federal, state, local or foreign levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult for Unimin to complete oil and natural gas wells, increase Unimin’s customer’s costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services Unimin performs, which could negatively impact demand for Unimin’s sand-based proppants.

NEPA. Unimin’s operations may also be subject to broad environmental review under the National Environmental Policy Act (“NEPA”). NEPA requires federal agencies to evaluate the environmental impact of all “major federal actions” significantly affecting the quality of the human environment. The granting of a federal permit for a major development project, such as a mining operation, may be considered a “major federal action” that requires review under NEPA. Therefore, Unimin’s projects may require review and evaluation under NEPA. As part of this evaluation, the federal agency considers a broad array of environmental impacts, including, among other things, impacts on air quality, water quality, wildlife (including threatened and endangered species), historical and archeological resources, geology, socioeconomics and aesthetics. NEPA also requires the consideration of alternatives to the project. The NEPA review process, especially the preparation of a full environmental impact statement, can be time consuming and expensive. The purpose of the NEPA review process is to inform federal agencies’ decision-making on whether federal approval should be granted for a project and to provide the public with an opportunity to comment on the environmental impacts of a proposed project. Though NEPA requires only that an environmental evaluation be conducted and does not mandate a result, a federal agency could decide to deny a permit, or impose certain conditions on its approval, based on its

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environmental review under NEPA, or a third party may challenge the adequacy of a NEPA review and thereby delay the issuance of a federal permit or approval.

Endangered Species. Federal agencies granting permits for Unimin’s operations also must consider impacts to endangered and threatened species and their habitat under the Endangered Species Act. Unimin must comply with and is subject to liability under the Endangered Species Act, which prohibits and imposes stringent penalties for the harming of endangered or threatened species and their habitat. Some of Unimin’s operations are conducted in areas where protected species or their habitats are known to exist. In these areas, Unimin may be obligated to develop and implement plans to avoid potential adverse effects to protected species and their habitats, and Unimin may be prohibited from conducting operations in certain locations or during certain times, such as breeding and nesting seasons, when its operations could have an adverse effect on the species. Federal agencies also must consider a project’s impacts on historic or archeological resources under the National Historic Preservation Act, and Unimin may be required to conduct archeological surveys of project sites and to avoid or preserve historical areas or artifacts.

Canadian Mining and Environmental Regulation

Unimin currently conducts mining operations in two Canadian provinces, Ontario and Quebec. In Canada, the provinces play an important role with respect to air, water, waste and spill regulation. Both Ontario and Quebec have a Mining Act, which governs and regulates prospecting, mineral exploration, mine development and rehabilitation in their respective provinces. The Ontario Ministry of Northern Development and Mines (“MNDM”) manages mining leases on Ontario properties.

Mine Closures. Rehabilitation of mine sites protects public health and safety, alleviates environmental damage and facilitates the productive use of the land upon completion of the mining project. The MNDM is responsible for the filing of site-specific closure plan documents and associated financial assurance of the estimated closure cost using qualified professionals and third-party contractors, with no credit for salvage value. The Director of Mine Rehabilitation requires every mine to submit a closure plan for the mining project site to ensure rehabilitation of the site. In Ontario, the closure plan must include financial assurance in the form of cash, a letter of credit or a performance bond. Amendments to the closure plan require submission of a Notice of Material Change and potential Closure Plan Amendments.

Tree Cutting Approvals. Crown mining leases and patents often withhold ownership of trees on the relevant property. Consequently, tree cutting and harvesting approvals must be obtained from the Ontario Ministry of Natural Resources and Forestry (MNFR). Tree cutting may also impact species at risk or migratory birds, and any tree cutting must include an assessment of the impact to natural resources.

Environmental Reporting. Canada’s federal Minister of Environment and Climate Change publishes an annual notice in the Canada Gazette requiring any person who meets certain criteria to submit information to the government on their annual releases to air, water or land and transfers for disposal or recycling, including discharges to tailings. For most substances, reporting is required for any person who has operated a facility at which employees have worked a total of not less than 20,000 hours during the previous year and which has manufactured or otherwise used a prescribed mass of any of the substances listed in a schedule, which currently contains more than 300 substances. This reporting requirement applies to both of Unimin’s Canadian facilities.

Fisheries Act. The Canadian Fisheries Act is a federal act that is primarily concerned with conserving and protecting fish resources in Canada’s coastal and internal waters. The Canadian Fisheries Act applies to mining operations that discharge effluent into streams, rivers, lakes or oceans. From time to time, the expansion of mining and processing activities into fish-bearing waters requires authorization from the Department of Fisheries and Oceans. This authorization usually requires mitigation and compensation for the loss of fish and/or fish habitat. If, as a consequence of mining activities, fish rescue is required, the mining company must obtain a license from the applicable province.

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Environmental Emergency Plans. The objectives of the Environmental Emergency Regulations (E2 Regulations) under the Canadian Environmental Protection Act, 1999 (CEPA 1999) are to reduce the frequency and consequences of uncontrolled, unplanned or accidental releases of hazardous substances into the environment. Environmental Emergency (E2) Plans are generated for chemicals stored on-site in excess of prescribed quantities. The purpose of the E2 Plans is to ensure appropriate prevention, preparedness, response and recovery measures are adhered to in managing chemical storage and transfer. Currently, propane storage is regulated at some of Unimin’s facilities. This requires notifications and preparation and implementation of Environmental Emergency Plans.

Greenhouse Gases. Canadian regulations govern the emissions of greenhouse gases. Unimin is required to calculate greenhouse gas emissions annually at its operations in Nephton, Ontario and St. Canut, Quebec. Emissions at both locations are currently below regulatory reporting thresholds. In addition, beginning in 2018, greenhouse gas emitters exceeding 25,000 metric tons will be taxed per ton of emission; this requirement will not directly affect Unimin’s operations in Canada but will indirectly affect Unimin to the extent the tax is passed on to Unimin from suppliers in the form of higher fuel and energy costs.

Endangered Species. The Canadian Species at Risk Act seeks to prevent wildlife species in Canada from disappearing, to provide for the recovery of wildlife species that are extirpated, endangered or threatened as a result of human activity, and to manage species of special concern to prevent them from becoming endangered or threatened. A series of measures applicable across Canada provides the means to accomplish these goals. Some of these measures establish how governments, organizations and individuals in Canada work together, while others implement a species assessment process to ensure the protection and recovery of species. Some measures provide for sanctions for noncompliance.

Aboriginal Community’s Rights. In Canada, the duty to consult and accommodate with Aboriginal communities arises when the Crown (comprised of both the federal and provincial governments of Canada) contemplates actions or decisions that may affect an Aboriginal person’s aboriginal or treaty rights. This duty arises most often in the context of natural resource extraction, such as mining. Although in many provinces industry proponents consult with Aboriginal rights holders, the ultimate substantive duty to ensure proper consultation and accommodation lies with the Crown. When permitting activities may cause environmental impacts to aboriginal traditional and treaty territories, consultation is conducted, usually as part of the permit process, to identify and mitigate potential issues.

Mexican Environmental Regulation

Unimin’s Mexican facilities are subject to numerous Mexican federal, state and municipal government environmental laws and regulations. Mexico’s principal federal environmental law is the General Law of Ecological Balance and the Protection of the Environment, under which various specific rules regulate the control of emissions to the atmosphere, environmental impact assessment, territorial ecological ordering, protected natural areas and voluntary environmental audits. There are other substantive general laws in Mexico for national water management, sustainable forest development, prevention and integral management of waste, climate change, wildlife and liability for environmental damage. Mexico’s General Water Law can require companies to obtain permits for the discharge of process wastewater and for the use of groundwater or surface water. Other Mexican regulations require stationary sources of air pollution to obtain an operating license for emissions. With respect to the use and storage of various petroleum products and other substances, Unimin may be subject to feasibility studies of environmental risk, depending on the amount and type of substances Unimin utilizes or stores. As a result of these and other laws and regulations, Unimin may be required to incur increased capital and operating costs and could be subject to administrative, civil and criminal penalties as well as injunctive relief for noncompliance with applicable Mexican regulations.

Hazardous Waste. Mexican law prohibits companies from generating, storing, transporting or disposing of hazardous waste without appropriate permits. Mexico’s General Law for the Prevention and Integral

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Management of Wastes regulates the generation, characterization and comprehensive management of hazardous waste; the identification and remediation of contaminated sites; the establishment of liabilities and responsibilities for generators, importers, exporters, dealers, consumers, and waste management service providers; the promotion of waste minimization and characterization; and the requirements and prohibitions on the import and export of waste. Unimin’s facilities in Mexico are subject to these provisions.

Greenhouse Gases. Mexico adopted the General Law on Climate Change in 2012. This law established legally binding metrics for renewable sourcing and emission reduction, setting goals of reducing greenhouse gas emissions by 30% by 2020 from 2000 levels and by 50% by 2050. It also established a goal of obtaining 35% of the country’s electricity from renewable sources before 2024. Additionally, pursuant to Mexico’s 2014 tax reform, Mexico applies a special tax on fossil fuels that varies depending on carbon content and can be paid directly or through carbon bonds. Unimin’s Mexican facilities are subject to measurement and reporting requirements with respect to certain emissions based on the size and scope of their operations. Unimin’s Mexican operations may in the future become subject to new and additional emissions rules related the laws described above.

Liability for Environmental Damage. Mexico adopted the Environmental Liability Law in 2013. This statute in general provides for and regulates individual and corporate liability derived from environmental damage, which is defined as the “measurable adverse loss, deterioration, harm, affectation or modification of the chemical, physical and biological conditions of habitats, ecosystems, natural elements and resources as well as of their interaction relationships and the environmental services provided by the same.” The Environmental Liability Law provides that those individuals or legal entities responsible for causing environmental damage are obliged to undertake the corresponding damage reparation or compensation actions (when damage reparation is not possible). The reparation of environmental damages involves the restitution of habitats, ecosystems, elements and natural resources to their original state through restoration, reestablishment, treatment, recovery or remediation actions. When environmental damage is proved to be intentional, the law provides that the responsible party may be subject to an economic fine. If any of Unimin’s facilities are found to have caused environmental damage within the meaning of and pursuant to the Environmental Liability Law, then Unimin could be liable for reparations costs and other monetary sanctions.

Forest Conservation. Unimin’s Mexican facilities are subject to and must comply with Mexico’s General Law for Sustainable Forest Development, which aims to protect and restore forests and to ensure biodiversity conservation and the protection of people affected by forest changes. The law seeks to promote conservation and restoration of forest ecosystems and sets targets for sustainable forest development, including increasing the percentage of sustainably harvested forest resources, increasing the percentage of restored or rehabilitated forest area, reducing the annual net deforestation rate and avoiding CO2 emissions from deforestation and forest degradation.

Wildlife Protection. Unimin’s Mexican facilities are subject to and must comply with Mexico’s General Wildlife Law, which governs the conservation and sustainable use of wildlife and its habitat in Mexico. The law seeks to promote the conservation of genetic diversity, as well as the protection, restoration and comprehensive management of natural habitats. The law also includes preventive measures for maintaining appropriate conditions for the evolution, viability and continuity of ecosystems, habitats and populations in their natural surroundings; participation of owners and rightful holders in conservation, restoration and the benefits derived from sustainable use; and criteria for sanctions that not only penalize but also translate into actions that contribute and stimulate the transition to sustainable development. Unimin’s operations in Mexico may require permits for land use change in forest land. These permits may include conditions such as requiring the payment of fees for environmental compensation for government restorations as well as requiring reclamation commitments.

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State, Provincial and Local Regulation

Because its operations are located in numerous states, provinces and municipalities, Unimin is also subject to a variety of different state, provincial and local environmental review and permitting requirements. Some states and provinces in which Unimin’s projects are located or are being developed have state and provincial laws similar to NEPA; thus Unimin’s development of new sites or the expansion of existing sites may be subject to comprehensive state or provincial environmental reviews even if it is not subject to federal requirements. In some cases, the state or provincial environmental review may be more stringent than the federal review. Unimin’s operations may require state or provincial law-based permits in addition to federal or local permits, requiring state agencies to consider a range of issues, many the same issues reviewed by the federal agencies, including, among other things, a project’s impact on wildlife and their habitats, historic and archaeological sites, aesthetics, agricultural operations and scenic areas. Some states also have specific permitting and review processes for commercial silica mining operations, and states may impose different or additional monitoring or mitigation requirements than federal agencies. The development of new sites and Unimin’s existing operations also are subject to a variety of local environmental and regulatory requirements, including land use, zoning, building and transportation requirements.

Some local communities have expressed concern regarding silica sand mining operations. These concerns have generally included exposure to ambient silica sand dust, truck traffic, water usage and blasting. In response, certain state and local communities have developed or are in the process of developing regulations or zoning restrictions intended to minimize dust from getting airborne, control the flow of truck traffic, significantly curtail the amount of practicable area for mining activities, require compensation to local residents for potential impacts of mining activities and, in some cases, ban issuance of new permits for mining activities. To date, Unimin has not experienced any material impact to its existing mining operations or planned capacity expansions as a result of these types of concerns.

Any expansion of Unimin’s mining and production capacity or construction and operation of related facilities in new communities could be significantly impacted by increased regulatory activity. Difficulties or delays in obtaining or the inability to obtain new mining permits, or increased costs of compliance with future state, provincial and local regulatory requirements, could have a material negative impact on Unimin’s ability to grow its business. In an effort to minimize these risks, Unimin continues to be engaged with local communities in order to grow and maintain strong relationships with residents and regulators.

Costs of Compliance

Unimin may incur significant costs and liabilities as a result of environmental, health and safety requirements applicable to its activities. For example, in 2018, Unimin plans to invest approximately $4.4 million in environmental systems at its Blue Mountain, Canoitas and Jaltipan facilities. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of investigatory, cleanup and site restoration costs and liens, the denial or revocation of permits or other authorizations and the issuance of injunctions to limit or cease operations. Compliance with these laws and regulations may also increase the cost of the development, construction and operation of Unimin’s projects and may prevent or delay the commencement or continuance of a given project. In addition, claims for damages to persons or property may result from environmental and other impacts of Unimin’s activities. In addition, the clear trend in environmental regulation is to place more restrictions on activities that may affect the environment and thus, any changes in, or more stringent enforcement of, these laws and regulations that result in more stringent and costly pollution control equipment, waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on Unimin’s operations and financial position.

The process for performing environmental impact studies and reviews for federal, state and local permits for Unimin’s operations involves a significant investment of time and monetary resources. Unimin cannot control the permit approval process. Unimin cannot predict whether all permits required for a given project will be

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granted or whether such permits will be the subject of significant opposition. The denial of a permit essential to a project or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent Unimin’s ability to develop a project. Significant opposition by neighboring property owners, members of the public or other third parties, as well as any delay in the environmental review and permitting process, could impair or delay Unimin’s ability to develop or expand a project. Additionally, the passage of more stringent environmental laws could impair Unimin’s ability to develop new operations and have an adverse effect on Unimin’s financial condition and results of operations.

Sustainability Practices

Sustainability

Sustainable and responsible business practice is the guiding principle of Unimin’s operational management. Unimin has historically sustained its economic growth through continuous improvement and innovation. With disciplined application, Unimin’s sustainability programs facilitate the balanced pursuit of economic performance, environmental stewardship and social responsibility. Exploration activity, mine modeling and strategic decisions reflect corporate edicts to balance current and future demand with prudent resource management and environmental stewardship.

Unimin is committed to the efficient use of the natural resources in its care. Unimin’s facilities operate with advanced technologies to minimize water and energy consumption and to preserve the air quality and noise levels of its communities. Good resource management also means optimized utilization of the resource to ensure sustainable performance. Mine planning, process engineering and production management are organized to optimize operational performance while reducing operational footprint.

Unimin is a corporate partner with the University of Wisconsin Eau Claire Responsible Mining Initiative. The company provides varying levels of annual scholarships, sponsors the geology field camp for students and provides paid internship opportunities annually.

Safety

Safety is a team effort at Unimin. Engagement of the entire team in the safety process is the key to Unimin’s safety record. Unimin’s employees’ hand-on experience brings valuable insights to its safety initiatives and yields practical programs that are collaboratively conceived and collectively implemented.

Employee ownership of Unimin’s safety programs is also the key to the company’s “Zero Harm” initiative, otherwise known as “Going for Zero.” The “Going for Zero” program is a comprehensive, step-change approach to safety that combines training, rigorous adherence to lifesaving rules and peer practice intended to make every employee a safety leader. “Going for Zero” at work and at home represents a behavior change and an anticipated new safety benchmark for Unimin.

Unimin’s forward-thinking team of health and safety professionals has collaborated for many years with scientists and engineers from the National Institute for Occupational Safety and Health (NIOSH). These collaboration efforts have resulted in the development of the NIOSH clothes cleaning booth technology, the Helmet-CAM and EVADE (Enhanced Video Analysis of Dust Exposure) technology and the NIOSH Dust Control Handbook for Industrial Minerals Mining and Processing.

Implementation of Unimin’s health and safety program is supported by a health and safety policy manual, the requirements of which are comprehensively field audited on an ongoing basis by Unimin’s staff of certified industrial hygienists and safety professionals. While Unimin’s goal is to prevent all injuries and illnesses, when one does occur, Unimin rigorously investigates and then implements corrective/preventative measures through its incident cause analysis method.

Desired safe behaviors are positively reinforced on an ongoing basis through Unimin’s Safety Starts with Me process. The engagement of the entire team in the health and safety process, combined with Unimin’s “Going

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for Zero” program, has consistently delivered injury and illness performance well below the national average for the non-metallic minerals and mining industry. Unimin’s lost time incident rate remains 3-4 times below the national average and its rate of reportable incidents remains approximately one-half the national average.

Community Relations

Unimin encourages responsible and sustainable mining practices through community outreach, industry association and university scholarship programs. At each level, these programs foster a better understanding of mining and industrial minerals in our society and reinforce best operational and environmental practices. Unimin’s support of universities engaged in the study of geology, hydrogeology, restorative ecology and regulatory policy underscores Unimin’s commitment to a sustainable and environmentally sound future for the mining and mineral processing industry.

Unimin takes great pride in its community relations and values the constructive exchange that exists between Unimin, its neighbors and its many local stakeholders. Locally formulated community action plans reflect that pride and Unimin’s genuine desire to be an involved community member. These plans can include financial participation, sponsorship and volunteer service to benefit school, scouting and sports programs, public safety, fire prevention and conservation initiatives. Unimin also encourages its facilities to spend locally and source as much as 80% of its operating consumables from local vendors. The multiplier effect of these expenditures cascades through local contractor, business and service industries to benefit all who live in the community.

Unimin opens its restored lands for Boy and Girl Scouting adventures, community outings and educational field trips. Through the Wildlife Habitat Council program of Corporate Lands for Learning, Unimin has certified and made its properties accessible as outdoor classrooms, wildlife observatories and recreational spaces. Unimin hosts more than 10,000 students, scouts and outdoor enthusiasts on its properties each year. Facility tours provide a different, but equally valuable, educational experience. Unimin opens its doors to school groups and neighbors to share the science and sustainability of mining.

Biodiversity Preservation

An important component of Unimin’s resource management program is its commitment to preserve and enhance biodiversity on the lands it manages. Working with community and national organizations, Unimin has transformed more than 100,000 acres into healthy and diverse ecosystems for wildlife, including wood ducks, whitetail deer, wild turkey, bluebirds, screech owls and an abundance of fish species.

Unimin is recognized by the Wildlife Habitat Council (“WHC”) for its preservation efforts and has certified 32 of its sites through WHC’s Wildlife at Work program. Unimin is a recipient of the Wildlife Habitat Council’s most prestigious Corporate Habitat of the Year Award, recognizing Unimin’s conservatory projects designed to reintroduce and protect displaced species.

Unimin has partnered with Ducks Unlimited to advance the restoration and rehabilitation of wetland habitats in the communities where it operates. With many of its sites located along key waterfowl, song bird and pollinator migration routes, Unimin has committed to providing $1 million to Ducks Unlimited to advance wetland and pollinator habitats in all three countries where it operates.

Employee Health

Unimin’s Wellness Program – “Wellness Rocks!” – aims to support employee health by providing programs that target identified health risks, offer tools and educational opportunities to mitigate those health risks, measure health maintenance and improvement and reward healthy outcomes. The Wellness Rocks! Program accomplishes this by incorporating resources of all health and welfare benefits (including health and disability insurance, the Employee Assistance Program and Workers’ Compensation) and the Safety and Health Department, to specifically offer employees and their spouses annual voluntary health screenings, health risk assessments, disease management, tobacco cessation one-on-one coaching, educational programs and fitness programs.

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Employee Training

Unimin delivers more than 35,000 hours of technical training, personal development and safety education each year. Training and education is a continuing, life-long endeavor at Unimin, and Unimin encourages employees to participate in the many programs organized under the Unimin University and Sibelco banner. Classroom seminars and technical training ensure that the team is educated and equipped to create value for Unimin’s customers and Unimin. Courses in safety and health, engineering and industrial operations, geology and the environment and leadership and managerial skills continually prepare employees for their next challenge and job responsibility.

Unimin also sponsors a New Graduate Training Program (“NGTP”) to provide engineers and technically-oriented employees with immediate and substantive exposure to the many facets of Unimin’s operations. NGTP allows new employees to work in several different departments and to interact with Unimin’s management team before deciding on any one department in which to work.

Legal Proceedings

Unimin is subject to various legal proceedings, claims and governmental inspections, audits or investigations arising out of its business, which cover matters such as general commercial, governmental regulations, FCPA requirements, antitrust and trade regulations, product liability, environmental, intellectual property, employment and other actions. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of Unimin’s management, except as stated below, the ultimate resolution of these matters will not have a material adverse effect on Unimin’s financial position or results of operations.

On November 13, 2017, Unimin received a letter and proposed settlement agreement from the EPA regarding the Ward Transformer Superfund Site in Raleigh, Wake County, North Carolina. The EPA alleges that Unimin may be liable with respect to the site as an arranger who, by contract or agreement, arranged for the disposal, treatment or transportation of hazardous substances to the site. In November 2016, the EPA entered into a consent decree with 173 parties (but not Unimin) related to this site. In early 2017, two private party suits that named Unimin as a defendant in relation to this matter were dismissed. Unimin is currently engaged in settlement discussions with the EPA. Unimin does not expect the amount of any such settlement to be significant to Unimin or to the combined company.

Unimin and/or its predecessors have been named as a defendant, usually among many defendants, in numerous product liability lawsuits alleging damages caused by silica exposure, mostly brought by or on behalf of current or former employees of their customers. As of December 31, 2016, Unimin was subject to approximately 80 active silica exposure claims. Many of the claims pending against Unimin arise of the alleged use of its silica products in foundries or as an abrasive blast media and have been filed in the states of Ohio and Mississippi, although cases have been brought in many other jurisdictions over the years. In accordance with Unimin’s insurance obligations, these claims are being defended by Unimin’s subsidiaries’ insurance carriers, subject to Unimin’s payment of a percentage of the defense costs. If the litigants prevail and Unimin’s insurance coverage or indemnities prove to be insufficient or unavailable, it could have a material adverse effect on Unimin’s business, financial condition and results of operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF UNIMIN

The following discussion and analysis of financial condition and results of operations of Unimin Corporation (for purposes of this section, “Unimin” or the “Company”) should be read together with the section entitled “Business” and the consolidated financial statements of Unimin and related notes thereto and other financial information appearing elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 99 of this proxy statement/prospectus. Unimin’s actual results could differ materially from those contained in forward-looking statements as a result of many factors, including those discussed in the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus and elsewhere in this proxy statement/prospectus. The following discussion contains certain non-GAAP financial measures, including EBITDA and Adjusted EBITDA. See “—Key Metrics Used to Evaluate Unimin’s Business” for a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA.

Overview

Unimin is an application-focused minerals company providing materials solutions to its customers drawing from a diversified product portfolio with 28 million tons of annual production capacity. Unimin produces a wide range of specialized silica sand, feldspar, nepheline syenite, calcium carbonate, clay, kaolin, lime and limestone products for use in the energy and industrial end markets in North America and around the world. Its 38 active production facilities span the United States, Mexico and Canada and have access to more than 450 million tons of mineral reserves (as defined by the SEC). Unimin’s frac sand facilities are among the largest, most flexible and cost-efficient facilities in the industry, and Unimin’s industrial assets are located in close proximity to key industrial customers. Unimin’s parent company, Sibelco, is a 145 year old family-owned global leader in the production of industrial minerals with operations in over 40 countries. This heritage brings a strong history and expertise in operational excellence, customer collaboration and application development that is coupled with a global perspective and market understanding, sustainability and durable, returns-oriented investing. During the year ended December 31, 2016, Unimin sold 19.6 million tons of minerals and had revenue of $1,093.5 million, net income of $3.7 million and Adjusted EBITDA of $165.4 million.

Unimin’s operations are organized into four segments based on the primary industries served—an Energy segment, an Industrial segment, an Electronics segment and a Corporate & Other segment. Unimin’s Energy segment is a leading global supplier of sand-based proppants, with more than 13 million tons of low cost raw frac sand capacity and 350,000 tons of annual resin coated sand capacity (both active and idle). Unimin offers the oil and gas industry a comprehensive portfolio of raw frac sand, resin coated sands, well cementing additives, gravel packing media and drilling mud additives that meet or exceed API standards. For the year ended December 31, 2016, Unimin’s Energy segment sold 6.8 million tons of minerals and generated revenue of $349.0 million (32% of total Company revenue) and segment gross profit of $38.0 million.

Unimin’s Industrial segment sells value-added products to the glass, ceramics, construction, coatings, polymers, foundry and various other industries. For Unimin, these industries are characterized by stable volumes, a blue-chip customer base and predictable performance. Unimin differentiates itself in the Industrial markets by providing a diverse portfolio of products and solutions together with deep technical application know-how that improves the performance of its industrial customers’ processes and products. Unimin sells its products from high quality, cost-efficient facilities, which are typically located in close proximity to its customers in industries such as glass and foundry. During the year ended December 31, 2016, Unimin’s Industrial segment sold 12.1 million tons of minerals and had revenue of $625.7 million (57% of total Company revenue) and segment gross profit of $188.9 million.

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Unimin’s Electronics segment serves the global high purity fused quartz market for applications which include semiconductors, solar energy, specialty lighting and fiber optics. For the year ended December 31, 2016, Unimin’s Electronics segment sold 91,000 tons of minerals and had revenue of $110.8 million (10% of total Company revenue) and segment gross profit of $38.3 million. Unimin’s Electronics segment will be distributed to Sibelco immediately before the closing of the Merger and will no longer constitute a segment of the combined company following the Merger.

Unimin’s Corporate & Other segment consists of its wholly owned subsidiaries, Unimin do Brasil Ltda. (“Unimin Brazil”) and Sociedad Unimin de Venezuela Company (“Unimin Venezuela”). In April 2016, Unimin sold its investment in Unimin Venezuela for $0.01 million to an unrelated third party and recorded a loss on the sale of $12.9 million, which has been recorded in Other expense, net in Unimin’s consolidated statements of income (loss). In March 2016, Sibelco made the decision to transfer ownership of Unimin’s Brazilian operations to another subsidiary of Sibelco. As a result, Unimin transferred its entire ownership interest in Unimin Brazil to a wholly owned subsidiary of Sibelco for nominal consideration. Accordingly, this segment has generated no revenue subsequent to April 2016. During the year ended December 31, 2016, Unimin’s Corporate & Other segment sold 549,000 tons of minerals and had revenue of $8.0 million (1% of total Company revenue) and segment gross profit of $1.4 million. Because the Brazilian and Venezuelan operations were sold or transferred during 2016, the Corporate & Other segment did not generate revenue and segment gross profit after April 2016.

Unimin has developed one of the largest and most comprehensive supply chains in the industry with large, unit train capable processing facilities situated on the Union Pacific, Canadian Pacific, CSX and BNSF railroads, which shipped approximately 200 unit trains in 2016. In addition to its 38 active facilities, 38 operating terminals and approximately 9,900 railcars, Unimin’s operations have direct access to five origin transloading facilities and two barging facilities, which began shipping barges in 2017. Unimin also owns and operates Winchester & Western, a shortline rail road operating in New Jersey, West Virginia, Virginia and Maryland. The results of the Winchester  & Western are reported as part of Unimin’s Industrial segment.

Recent Trends

Unimin’s business is significantly influenced by global market trends in the end markets it serves. Recent trends affecting demand for Unimin’s products include the following:

Energy segment market trends

•	Volatility of drilling activity. Through 2014, growth in the use of horizontal drilling utilizing hydraulic fracturing as a means to extract hydrocarbons from shale formations dramatically increased the number of oil and gas rigs operating in North America. This increased drilling activity contributed to substantial growth in demand for proppants from 2009 to 2014. In 2015, due to the increasing global supply of oil and slowing growth of global oil demand, crude oil prices experienced downward pressure, which caused various exploration and production companies to reduce drilling and capital programs resulting in significantly reduced rig counts. U.S. horizontal land rig counts fell from an average of 730 rigs throughout 2015 to an average of 400 rigs in 2016. The volatility and cyclicality in U.S. horizontal land rig counts resulted in reduced drilling activity and demand for proppants throughout 2015 and 2016. In 2017, the market experienced a turnaround and drilling activity has increased.

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Shifts in drilling activity affect the mix of proppants customers require. The level of drilling activity for oil and gas has an impact on the demand for proppants and the mix of proppants Unimin sells. In 2014, with the rapid growth of drilling deep wells in regions such as the Permian region, and drilling wells in regions that were prone to the flowback of proppant, Unimin saw a rapid increase in demand for its coated proppants. In 2015 and 2016, lower crude oil prices caused exploration and production companies to seek ways to reduce short-term operating costs at the expense of maximizing well performance and, as a result, Unimin saw reduced demand for its coated proppants. Further, lower

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crude oil prices have caused many operators to drill fewer of the deeper and more expensive wells in an effort to reduce production costs, which has also had an adverse impact on the demand for coated proppants, particularly those designed to add strength for higher closure pressures. There also can be ongoing shifts in grade sizes that impact the demand for Unimin’s raw sand proppants.

•	Volatility in selling prices for proppants. The rapid growth in demand for proppants in 2014 driven by relatively high oil and gas prices and high levels of drilling activity caused selling prices for proppants to increase as the market for proppants was generally undersupplied. This imbalance of supply and demand caused many proppant suppliers to expand production capacity in anticipation of continued growth in demand. However, the rapid decline in oil and gas prices that occurred later in 2014 and into 2016 led to reduced drilling activity and reduced demand for proppants. As a result, the proppant market was in a position of oversupply, which caused selling prices for all proppants to decline throughout the majority of 2016. In 2017, the market experienced a turnaround and pricing increased across all basins.

•	Increased demand for in-basin delivery of proppants. A proppant vendor’s logistics capabilities have become an important differentiating factor when competing for business, on both a spot and contract basis. In recent years, many customers have sought to outsource proppant logistics and to purchase proppants at the basin (e.g., at the supplier’s own terminals), allowing them to focus on their core competencies, minimize inventory costs and maximize flexibility. In 2016, approximately 46% of Unimin’s proppant sales volume was sold in-basin. Unimin’s terminal network continues to be a key differentiator for customers and enables Unimin to provide proppants closer to the customer’s completion activities. With Unimin’s increasing capability to provide low-cost unit train shipments directly to large customers while also shipping unit trains to certain of its own in-basin terminals, Unimin is well-equipped to take advantage of shifting demand. In 2017, multiple sand suppliers announced in basin plants in the Permian.

•	Increased demand for unit train deliveries. With the shift of larger oilfield services customers toward shipments taken directly from Unimin’s facilities, there is also a greater demand for shipments via unit trains to enhance the economics of deliveries. Unit trains are trains made up of 100 or more railcars that are all shipped from the same origin to the same destination without being split up. During 2016, Unimin shipped approximately 200 unit trains representing approximately 33% of its Energy segment volumes. Unimin is well-positioned to help its customers with unit train capable terminals to lower their costs and improve delivery.

•	Proppant Intensity has continued to increase. Despite declining volumes in 2016, overall proppant intensity per well has continued to increase as well lengths have become longer, frac stages have tightened and proppant per lateral foot has increased. The result is substantially higher volumes of sand per well which in turn increases the overall demand for proppants.

•	Shift toward finer proppant grades. Slickwater frac designs, which are generally less expensive, have become the prevalent method of fracturing wells beginning in 2016. These designs have generally required a greater percentage of fine grade sands compared to coarse grade sands.

Industrial segment market trends

•	Continued stable demand in industrial end markets. The primary end markets served by Unimin’s production in its Industrial segment are glass, construction, ceramics, foundry, coatings, polymers and various other industries. Demand in the Industrial segment’s end markets is relatively stable and is primarily influenced by key macroeconomic drivers such as housing starts, light vehicle sales, repair and remodel activity, industrial production as well as consumer trends. To the extent these demand drivers continue on their current trends, Unimin expects that demand for its products will remain relatively stable.

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•	Favorable housing, commercial constructions and consumer trends. Certain submarkets and geographies within Unimin’s Industrial segment continue to grow at attractive growth rates driven by attractive housing, commercial construction and various consumer trends which favor end products that utilize Unimin products.

•	Increasing use of nepheline syenite in the paint industry. Unimin’s nepheline syenite is a filler in decorative paints and its use has been increasing given its many functional properties including hardness.

How Unimin Generates Sales

Unimin derives its sales by mining, processing and transporting silica sand products and other minerals that its customers purchase for use in a wide variety of applications. Unimin’s sales are primarily a function of the price per ton paid by the customer and the number of tons sold to the customer. The price invoiced reflects product, transportation and additional services as applicable, such as storage and transloading the product from railcars to trucks for delivery to the customer site.

Energy Segment

Unimin’s Energy segment represented 32% of the Company’s revenues for the year ended December 31, 2016. Unimin’s Energy segment is a leading global supplier of sand-based proppants, with more than 13 million tons of low cost raw frac sand capacity and 350,000 tons of annual coated resin sand capacity (both active and idle). Unimin’s Energy segment offers the oil and gas industry a comprehensive portfolio of raw frac sand, resin coated sands, well cementing additives, gravel packing media and drilling mud additives that meet or exceed API standards.

Unimin’s Energy segment sold approximately 46% of its North American silica volume in 2016 through its network of terminals at selling prices that are set by local market dynamics. The remaining volume in the Energy segment is sold to customers directly from Unimin’s mining and production facilities. The average selling prices for products sold through Unimin’s terminals are higher than the average selling prices for comparable products sold from Unimin’s production facilities due to costs incurred to handle and transport the products from the production facilities to the terminals.

Generally, logistics costs can comprise more than 70% of the delivered cost of products sold by the Energy segment, depending on the basin into which the product is delivered.

Unimin’s Energy segment primarily sells products under supply agreements with varying terms. A substantial portion of Unimin Energy segment’s frac sand is sold to customers under long-term contracts, with terms expiring between 2018 and 2022. The contracts include both fixed price contracts and variable price contracts. Fixed price contracts have prices set for up to one or more years. Variable price contracts are subject to quarterly or bi-annual price adjustments generally tied to market pricing. Unimin’s Energy segment contracts have a variety of volume provisions. While certain of Unimin Energy segment’s contracts have no minimum volume requirements, several of the agreements require the customer to purchase a specified percentage of its proppant requirements or a minimum volume of proppant from Unimin. Certain of these minimum volume contracts include a provision that may trigger penalties if the purchased volume does not meet the required minimums.

A few of Unimin’s contracts in the Energy segment include take-or-pay provisions. These take-or-pay contracts have initial terms expiring between 2019 and 2022. These take-or-pay agreements define, among other commitments, the volume of product that Unimin’s customers must purchase, the volume of product that Unimin must provide and the price that Unimin will charge and that its customers will pay for each product. Prices under these agreements are generally fixed and subject to upward adjustment in response to certain cost increases. Although sales under take-or-pay supply agreements may result in Unimin realizing lower margins than it

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

otherwise might during periods of high market prices, Unimin believes fixed price contracts provide certain levels of volume stability at production facilities and ensure minimum levels of returns on invested capital.

During the years ended December 31, 2016 and 2015, the Energy segment’s top 10 customers collectively represented 28% and 43% of Unimin’s revenues. During the same periods, sales in the aggregate to Unimin’s top customer, Halliburton Energy Services, accounted for 12% and 22%, respectively, of Unimin’s revenues. A large portion of Unimin’s Energy segment sales are generated by a limited number of customers, and the loss of, or a significant reduction in purchases by, Unimin’s largest customers could adversely affect its operations. Top customers may not continue to purchase the same levels of product in the future due to a variety of reasons, notwithstanding any contract requirements.

Industrial Segment

Unimin’s Industrial segment represented 57% of Unimin’s revenue for the year ended December 31, 2016. With more than 1,400 customers across all of its end markets, the Industrial segment’s products are sold to customers in the glass, construction, ceramics, foundry, coatings, polymers and various other industries. In its Industrial segment, Unimin uses its production facilities and its network of industrial distribution terminals to sell products. For certain products, Unimin’s Industrial segment uses distributors that sell the product to the end user. In addition, Unimin’s Industrial segment acts as a sales agent or distributor in North America for certain products produced by the Company’s parent, Sibelco.

Unimin’s Industrial segment primarily sells products under supply agreements with terms that vary by contract. A substantial portion of Unimin’s Industrial segment volumes are sold to customers with whom Unimin has long-term contracts, which have current terms expiring between 2018 and 2021. These contracts are multi-year supply agreements with fixed price arrangements and minimum volume requirements.

Electronics Segment

Unimin’s Electronics segment represented 10% of Unimin’s revenue for the year ended December 31, 2016. Unimin’s Electronics segment products consist of various high purity quartz sands and other minerals used primarily in the electronics markets including the production of semiconductor and solar crucibles, quartz solids, lamp-tubing and fiber optic cables. In its Electronics segment, the majority of Unimin’s products by value are shipped overseas to distributors that sell the product into the local market. Historically, Unimin has not entered into long term take-or-pay contracts with its customers in the Electronics segment because of the high cost to its customers of switching providers. With these customers, Unimin often enters into multi-year supply agreements with fixed price arrangements and minimum volume requirements.

Corporate & Other Segment

Unimin’s Corporate & Other segment represented 1% of Unimin’s revenue for the year ended December 31, 2016. Within this segment, Unimin’s products were sold to customers in the local Brazilian and Venezuelan markets, in the glass, construction, ceramics, foundry, coatings and polymers industries. The Corporate & Other segment historically used its production facilities to sell its products.

Key Costs of Unimin’s Business

The principal costs involved in operating Unimin’s business are: logistics costs associated with transporting products from Unimin’s production facilities to its terminals; labor costs; maintenance and repair costs at Unimin’s production facilities; raw material costs; energy costs; stripping costs; and corporate operating costs. Unimin owns or leases most of its sand and other mineral reserves. Unimin believes that the combination of owned and leased reserves helps it maintain a very competitive cost position.

Logistics Costs

Logistics costs, including freight, railcar leases, demurrage and handling, represented approximately 30% and 40% of Unimin’s revenue during the years ended December 31, 2016 and 2015, respectively. Freight costs

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

primarily represent costs to transport Unimin’s product by rail, while Unimin also ships product by truck and barge. In order to move product by rail, Unimin generally leases a substantial number of railcars under operating leases with durations ranging from three to 15 years. Unimin currently has approximately 9,900 railcars (which includes approximately 2,700 customer railcars). Demurrage costs are charged by the railroads based on the time a railcar spends on the railroad property in excess of an allotted time. These costs can vary significantly from period to period driven by high levels of rail activity at a terminal and changes in the timing of fulfilling customer orders. Handling costs are incurred at Unimin’s distribution and terminal facilities to move product from one mode of transportation to another (e.g., railcar to truck) and to move product into storage facilities. Railcar storage costs are incurred when railcars are temporarily taken out of service and stored at a rail yard or storage facility.

Labor Costs

Labor costs associated with employees at Unimin’s processing facilities represent the most significant cost of converting raw frac sand to finished product. Labor costs, including wages and benefits, represented approximately 15% and 11% of Unimin’s revenue during the years ended December 31, 2016 and 2015, respectively. Approximately 38% of Unimin’s workforce was party to collective bargaining contracts as of December 31, 2016.

Maintenance and Repair Costs

Unimin capitalizes the costs of its mining and processing equipment and depreciates them over their expected useful lives. Depreciation, depletion and amortization costs represented approximately 11% and 9% of Unimin’s revenue during the years ended December 31, 2016 and 2015, respectively. Repair and maintenance costs that do not involve the replacement of major components of Unimin’s equipment and facilities are expensed as incurred. These repair and maintenance costs can be significant due to the abrasive nature of Unimin’s products and represented approximately 6% and 5% of Unimin’s revenue during the years ended December 31, 2016 and 2015, respectively.

Raw Material Additives Costs

Unimin uses a significant amount of raw material additives in the production of products for its Energy, Industrial and Electronics segments. Unimin purchases these products under supply agreements that contain annual pricing adjustments based on market costs. Raw material additive costs represented approximately 6% and 5% of Unimin’s revenue during the years ended December 31, 2016 and 2015, respectively.

Energy Costs

Unimin consumes energy, primarily natural gas and electricity, for mine and plant production. Natural gas is the primary fuel source used for drying sand in the commercial silica production process. These costs are negotiated for minimum rates that are reflective of off-peak operations.

Stripping Costs

Stripping costs include the costs of removing a strip of overlying soil and rock before excavation of minerals near the surface can commence. Unimin’s stripping costs are not a significant part of its overall cost structure.

Corporate Operating Costs

Unimin’s selling, general and administrative costs represented approximately 10% and 8% of Unimin’s revenue during the years ended December 31, 2016 and 2015, respectively. These costs are related to Unimin’s corporate operations, including costs for the sales and marketing, information technology, finance, legal and environmental, research and development, health and safety functions of Unimin.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Merger with Fairmount Santrol

On December 11, 2017, Sibelco, Unimin, Merger Sub, Merger Sub LLC and Fairmount Santrol entered into the Merger Agreement in connection with the proposed combination of the businesses of Unimin and Fairmount Santrol. The Merger Agreement provides that, upon the satisfaction or waiver of the conditions to the Merger, Merger Sub will be merged with and into Fairmount Santrol, with Fairmount Santrol surviving the Merger as a direct wholly owned subsidiary of Unimin. Immediately following the Merger, Fairmount Santrol (as the surviving company in the Merger) will be merged with and into Merger Sub LLC after which Fairmount Santrol will cease to exist as a separate corporate entity. Merger Sub LLC will continue as the surviving entity in the Second Merger as a direct wholly owned subsidiary of Unimin and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Fairmount Santrol.

Subject to the terms and conditions set forth in the Merger Agreement, Fairmount Santrol stockholders will have the right to receive, with respect to each share of Fairmount Santrol common stock they hold at the effective time (other than (1) shares owned by Fairmount Santrol or any wholly owned subsidiary of Fairmount Santrol (or held in the treasury of Fairmount Santrol), (2) shares owned by Sibelco or any of its subsidiaries and (3) shares held by any Fairmount Santrol stockholder who is entitled to appraisal rights and has properly exercised and perfected (and not effectively withdrawn or lost) such stockholder’s demand for appraisal rights under the DGCL), the Merger Consideration, consisting of the Stock Consideration, the Cash Consideration and cash paid in lieu of fractional shares, if any, without interest. For a more detailed description of the Merger Consideration, see “The Merger Agreement—Effects of the Merger; Merger Consideration.” Upon the closing of the Merger, Sibelco will own, directly or indirectly, 65% of the issued and outstanding shares of the combined company common stock and holders of Fairmount Santrol common stock immediately prior to the effective time will hold in the aggregate, including certain equity awards, 35% of the issued and outstanding shares of combined company common stock.

Upon the closing of the Merger, the combined company will own more than 50 processing and coating facilities throughout North America with approximately 1.3 billion tons of proven and probable mineral reserves and will operate 96 terminals across the United States and Canada. For the year ended December 31, 2016, the combined company would have had pro forma revenue of approximately $2 billion. The proposed Merger is also expected to result in synergies of approximately $150 million.

Upon the closing of the Merger, the combined company will need to incur additional expenses, including, but not limited to, transaction-related expenses, expenses to integrate the operations of Unimin and Fairmount Santrol and additional legal, accounting and other expenses in connection with being a public company. The combined company will be subject to reporting, disclosure control and other obligations under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act and the rules and regulations of the SEC and the NYSE. See the section entitled “Risk Factors—Risks Related to the Proposed Merger—Unimin and Fairmount Santrol will incur substantial transaction fees and costs in connection with the proposed Merger and the integration of their businesses” beginning on page 77 of this proxy statement/prospectus.

The HPQ Carveout

As contemplated by the Merger Agreement, Sibelco will retain the global high purity quartz business, which consists of Unimin’s Electronics segment. Prior to, and as a condition to, the closing of the Merger, Unimin will contribute certain of its assets to HPQ Co, in exchange for all of the stock of HPQ Co and the assumption by HPQ Co of certain liabilities related to the business being transferred, in accordance with the Contribution Agreement. Unimin will then distribute 100% of the stock of HPQ Co to Sibelco in exchange for certain shares of Unimin common stock held by Sibelco, in accordance with the Contribution Agreement. The HPQ Carveout will also include certain personnel and assets historically part of Unimin that support coatings and polymers sales and research activities.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Prior to the effective time of the HPQ Carveout, Unimin, Sibelco and HPQ Co will enter into the Tax Matters Agreement governing their respective rights, responsibilities and obligations relating to tax liabilities, the filing of tax returns, the control of tax contests and other tax matters. Under the Tax Matters Agreement, the combined company and HPQ Co (and their affiliates) will be responsible for income taxes required to be reported on their respective separate and group tax returns; however, HPQ Co will be responsible for any unpaid income taxes (as of the date of the HPQ Redemption) attributable to the HPQ business prior to the date of the HPQ Carveout. HPQ Co will be responsible for any unpaid non-income taxes (as of the date of the HPQ Redemption) attributable to the HPQ business (whether arising prior to the HPQ Carveout or not) and the combined company will be responsible for all other non-income taxes. HPQ Co and the combined company will equally bear any transfer taxes imposed on the HPQ Carveout. Rights to refunds in respect of taxes will be allocated in the same manner as the responsibility for tax liabilities.

The Cash Redemption

In connection with the closing of the Merger, Unimin expects to redeem shares of Unimin common stock currently held by Sibelco in exchange for an amount in cash equal to approximately (1) $660 million plus interest accruing at 5.0% per annum for the period from June 30, 2017 through the closing of the Merger less (2) $170 million, which will be paid to Fairmount Santrol stockholders as consideration in the Merger.

Key Metrics Used to Evaluate Unimin’s Business

Unimin’s management uses a variety of financial and operational metrics to analyze Unimin’s performance across its Energy, Industrial, Electronics and Corporate & Other segments. The determination of segments is based on the primary industries Unimin serves, its management structure and the financial information that is reviewed by Unimin’s chief operating decision maker in deciding how to allocate resources and assess performance. Unimin evaluates the performance of these segments based on their volumes sold, average selling price, segment gross profit and associated per ton metrics. Additionally, Unimin considers a number of factors in evaluating the performance of the business as a whole, including total volumes sold, average selling price, segment gross profit, associated per ton metrics and Adjusted EBITDA. Unimin views these metrics as important factors in evaluating its profitability and reviews these measurements frequently to analyze trends and make decisions.

Segment Gross Profit

Unimin’s management uses segment gross profit to evaluate the operating performance of Unimin’s segments. Segment gross profit is defined as segment revenue less segment cost of sales, not including depreciation, depletion and amortization expenses and does not include any selling, general and administrative costs or corporate costs.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and certain external users of Unimin’s financial statements in evaluating its operating performance. Unimin defines EBITDA as net income before interest expense, income tax expense (benefit) and depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA before non-cash impairment of assets and certain non-operational income and expenses including restructuring charges.

Unimin’s management believes EBITDA and Adjusted EBITDA are useful because they allow Unimin management to more effectively evaluate its normalized operations from period to period as well as provide an indication of cash flow generation from operations before investing or financing activities. Accordingly, EBITDA and Adjusted EBITDA do not take into consideration Unimin’s financing methods, capital structure or capital expenditure needs. Adjusted EBITDA excludes certain non-operational income and/or costs, the removal of which improves comparability of operating results across reporting periods. However, EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or more meaningful

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

than, net income as determined in accordance with U.S. GAAP as indicators of Unimin’s operating performance. Certain items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA or Adjusted EBITDA.

Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Adjusted EBITDA contains certain other limitations, including the failure to reflect Unimin’s cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized, and excludes certain non-operational charges. Management compensates for these limitations by relying primarily on Unimin’s U.S. GAAP results (and IFRS results) and by using Adjusted EBITDA only as a supplement.

Although Unimin attempts to determine EBITDA and Adjusted EBITDA in a manner that is consistent with other companies in its industry, Unimin’s computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Unimin believes that EBITDA and Adjusted EBITDA are widely followed measures of operating performance.

The following table sets forth a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to EBITDA and Adjusted EBITDA:

	Year Ended December 31,
	2016	2015
	(in thousands)
Reconciliation of net income (loss) to EBITDA and Adjusted EBITDA
Net income (loss)	$3,665	$(72,358)
Interest expense, net	23,999	36,187
Income tax benefit	(20,113)	(35,727)
Depreciation, depletion, and amortization expense	116,259	126,294

EBITDA	123,810	54,396
Goodwill and other asset impairments(1)	9,634	150,038
Restructuring and other contract termination costs(2)	18,992	24,977
Loss on sale of subsidiary(3)	12,923	—

Adjusted EBITDA	$165,359	$229,411

(1)	Goodwill and other asset impairments for 2016 represent impairment charges for a terminal that was closed and the writedown of greenfield land. Goodwill and other asset impairments for 2015 represent impairment charges for goodwill, intangibles and long-lived assets.
(2)	Restructuring and other contract termination costs for 2016 include (a) a settlement charge of $13.3 million for Unimin’s U.S. pension plan, which resulted from a restructuring program where a significant number of employees opted to take a lump sum distribution which exceeded the sum of Unimin’s service and interest costs for the year ended December 31, 2016, (b) $3.0 million charge related to a contract termination and (c) $2.7 million of severance and office closure costs. Restructuring and other contract termination costs for 2015 are expenses associated with severance-related costs and plant closure costs in 2015.
(3)	Represents the loss on the sale of Unimin Venezuela.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Results of Operations

The following table presents Unimin’s consolidated statements of income (loss) and certain operating data for each of the periods indicated. The results of operations by segment are discussed in further detail below as part of a discussion of the consolidated overview.

	Year Ended December 31,
	2016	2015
	(in thousands, except per ton data)
Statements of Income Data
Revenue	$1,093,476	$1,472,903
Cost of goods sold (excluding depreciation, depletion and amortization)	826,945	1,127,794
Selling, general and administrative expenses	112,715	118,514
Depreciation, depletion and amortization expense	116,259	126,294
Goodwill and other asset impairments	9,634	150,038
Other operating expenses, net	8,471	27,131

Income (loss) from operations	19,452	(76,868)
Interest expense, net	23,999	36,187
Equity in (earnings) of investee companies	(1,022)	(4,970)
Other expense, net	12,923	—

Loss before benefit for income taxes	(16,448)	(108,085)
Income tax benefit	(20,113)	(35,727)

Net income (loss)	$3,665	$(72,358)

Operating Data
Energy
Total tons sold	6,835	7,794
Revenue	$348,990	$696,700
Aggregate selling price per ton	51.06	89.39
Segment gross profit	37,950	116,415
Industrial
Total tons sold	12,088	11,455
Revenue	$625,690	$633,390
Aggregate selling price per ton	51.76	55.29
Segment gross profit	$188,885	$182,855
Electronics
Total tons sold	91	76
Revenue	$110,780	$101,225
Aggregate selling price per ton	1,217.36	1,331.91
Segment gross profit	$38,300	$39,325
Corporate & Other
Total tons sold	549	2,525
Revenue	$8,016	$41,588
Aggregate selling price per ton	14.60	16.47
Segment gross profit	$1,396	$6,514

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue was $1,093.5 million for the year ended December 31, 2016 compared to $1,472.9 million for the year ended December 31, 2015, a decrease of $379.4 million, or 26%. This decrease was primarily due to a decline in volumes and average selling price in Unimin’s Energy segment. In addition, Unimin transferred Unimin Brazil to Sibelco and sold Unimin Venezuela to an unrelated third party in the first half of 2016, causing sales in Unimin’s Corporate & Other segment to decline by $34 million compared to the prior year.

Revenue in the Energy segment was $349.0 million for the year ended December 31, 2016 compared to $696.7 million for the year ended December 31, 2015, a decrease of $347.7 million, or 50%. The decrease in Energy segment revenue was primarily due to lower volumes and lower average selling price driven by both declining market prices for raw sand proppants as well as a shift from products delivered and sold in basin versus sales direct from the Company’s facilities. Total volumes sold in the Energy segment were 6.8 million tons in the year ended December 31, 2016 compared to 7.8 million tons in the year ended December 31, 2015, a decrease of 1.0 million tons, or 13%. In addition, the average selling prices for all proppants during 2016 declined as compared to the prior year by approximately 43% due to industry-wide market trends, including the decline in oil and gas pricing, reduced drilling activity and reduced demand for proppants.

Revenue in the Industrial segment was $625.7 million for the year ended December 31, 2016 compared to $633.4 million for the year ended December 31, 2015, a decrease of $7.7 million, or 1%. Volumes sold in the Industrial segment increased to 12.1 million tons in the year ended December 31, 2016 compared to 11.5 million tons in the year ended December 31, 2015. Industrial segment revenue was impacted by a decrease in average selling prices in 2016, which resulted from a change in Unimin’s product mix. Further, the Industrial segment had excess silica capacity from lower frac sand volumes in certain geographies in the United States which created some downward pressure on Industrial prices in 2016. Revenue in Unimin’s Industrial segment is driven by macroeconomic factors, including housing starts, light vehicle sales, residential repair and construction activity, consumer trends and industrial activity. To the extent that these demand drivers remain stable, Unimin expects that demand for its industrial minerals sold in its Industrial segment will remain relatively stable.

Revenue in the Electronics segment was $110.8 million for the year ended December 31, 2016 compared to $101.2 million for the year ended December 31, 2015, an increase of $9.6 million, or 9%. Volumes sold in the Electronics segment increased to 91,000 tons in the year ended December 31, 2016 compared to 76,000 tons in the year ended December 31, 2015. However, revenue in the Electronics segment was impacted by a change in product mix with a shift from higher margin semiconductor products to lower margin solar grade products.

Revenue in the Corporate & Other segment was $8.0 million for the year ended December 31, 2016 compared to $41.6 million in the year ended December 31, 2015, a decrease of $33.6 million. Revenue in this segment declined during 2016 because Unimin transferred Unimin Brazil to Sibelco in March 2016 and sold Unimin Venezuela to an unrelated third party in April 2016. There was no revenue generated by the Corporate & Other segment subsequent to April 2016.

Cost of Goods Sold (excluding depreciation, depletion and amortization)

Cost of goods sold (excluding depreciation, depletion and amortization) was $826.9 million for the year ended December 31, 2016 compared to $1,127.8 million for the year ended December 31, 2015, a decrease of $300.9 million, or 27%. The decrease was mainly a result of lower freight costs and lower production-related costs primarily due to the decline in the number of tons sold. As a percentage of revenue, cost of goods sold remained relatively consistent at 76% for the year ended December 31, 2016 compared to 77% for the year ended December 31, 2015.

Unimin incurred $334.1 million and $572.3 million of transportation and related costs for the years ended December 31, 2016 and 2015, respectively. Transportation and related costs decreased year over year due to the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

lower volumes sold in Unimin’s Energy segment. In addition, one of Unimin’s main customers elected to utilize its own logistics contracts during 2016, reducing Unimin’s logistics costs accordingly. As a percentage of revenue, transportation and related costs decreased to 31% for the year ended December 31, 2016 from 39% in 2015 primarily due to the aforementioned items.

Unimin incurred $166.6 million and $166.2 million of operating labor costs for the years ended December 31, 2016 and 2015, respectively. As a percentage of revenue, operating labor costs were 15% for the year ended December 31, 2016 compared to 11% in 2015. The increase in labor costs as a percentage of revenue was due to the lower volumes in the Energy segment.

Unimin incurred $74.1 million and $86.7 million of electricity and drying fuel (principally natural gas) costs for the years ended December 31, 2016 and 2015, respectively. The decrease in electricity and drying fuel costs for the year ended December 31, 2016 compared to the year ended December 31, 2015 was caused by (1) the transfer of Unimin Brazil in 2016, which resulted in a decrease in energy costs of $5.0 million, (2) reduced costs at Unimin’s Canadian subsidiary as a result of warmer temperatures in much of 2016 compared to 2015 and (3) a reduction in costs due to the reduced sales volumes in the Energy segment. As a percentage of revenue, electricity and drying fuel costs represented 7% and 6% for the years ended December 31, 2016 and 2015, respectively.

Unimin incurred $67.4 million and $69.8 million of maintenance and repair costs for the years ended December 31, 2016 and 2015, respectively. The decrease in maintenance and repair costs for the year ended December 31, 2016 compared to the year ended December 31, 2015 resulted from reduced costs in the Corporate & Other segment as a result of selling both Unimin Brazil and Unimin Venezuela ($1.9 million). As a percentage of revenue, maintenance and repair costs represented 6% and 5% for the years ended December 31, 2016 compared to 2015, respectively.

Segment gross Profit

Gross profit was $266.5 million for the year ended December 31, 2016 compared to $345.1 million for the year ended December 31, 2015, a decrease of $78.6 million. The decrease in gross profit was primarily due to the decline in volumes sold and average selling prices in the Energy segment.

Gross profit in the Energy segment was $38.0 million for the year ended December 31, 2016 compared to $116.4 million for the year ended December 31, 2015, a decrease of $78.4 million. The decrease in gross profit in the Energy segment was due primarily to lower volumes and decreased selling prices.

Gross profit in the Industrial segment was $188.9 million for the year ended December 31, 2016 compared to $182.9 million for the year ended December 31, 2015, an increase of $6.0 million, or 3%. The increase was primarily driven by increased volumes in the Industrial segment.

Gross profit in the Electronics segment was $38.3 million for the year ended December 31, 2016 compared to $39.3 million for the year ended December 31, 2015, a decrease of $1.0 million, or 3%. The decrease was primarily driven by a shift in product mix from higher margin semiconductor products to solar cells.

Gross profit in the Corporate & Other segment was $1.4 million for the year ended December 31, 2016 compared to $6.5 million for the year ended December 31, 2015, a decrease of $5.1 million. The decrease in gross profit in the Corporate & Other segment was driven by the transfer of Unimin Brazil and sale of Unimin Venezuela in early 2016. Accordingly, this segment has generated no gross profit subsequent to April 2016. Unimin Brazil and Unimin Venezuela contributed a full year of gross profit during 2015.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) were $112.7 million for the year ended December 31, 2016 compared to $118.5 million for the year ended December 31, 2015, a decrease of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

$5.8 million, or 5%. Included in SG&A for the year ended December 31, 2016 was a settlement charge of $13.3 million for the Company’s U.S. pension plan, which resulted from a restructuring program where a significant number of employees opted to take a lump sum distribution which exceeded the sum of the Company’s service and interest costs for the year ended December 31, 2016. In addition, as a result of Unimin’s transfer of its Brazilian operations and the sale of Unimin Venezuela, SG&A decreased $12.6 million in 2016 compared to 2015.

Excluding the settlement charge and the impact of the disposal of Unimin Brazil and Unimin Venezuela, SG&A decreased $6.5 million, or 5%. The decline in SG&A during the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily the result of a restructuring program that Unimin initiated at the end of 2015, which reduced headcount and related benefits in 2016. In addition, Unimin’s bad debt expense decreased during 2016 as a result of a recovery of previously reserved receivables.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization was $116.3 million for the year ended December 31, 2016 compared to $126.3 million for the year ended December 31, 2015, a decrease of $10.0 million, or 8%. The decrease was principally due to the shutdown of Unimin’s facility and the related impairment of its tangible assets at Sibley, Louisiana in 2015, which resulted in no depreciation expense in 2016.

Goodwill and Other Asset Impairments

Goodwill and other asset impairments were $9.6 million for the year ended December 31, 2016 and $150.0 million for the year ended December 31, 2015.

The goodwill and other asset impairments of $9.6 million for the year ended December 31, 2016 represent long-lived asset impairment charges for a terminal that was closed and the writedown of greenfield land.

The goodwill and other asset impairments of $150.0 million for the year ended December 31, 2015 consisted of (1) impairment charges of $77.7 million and $19.8 million for the goodwill related to Unimin’s Energy and Corporate & Other segments, respectively, (2) an impairment charge of $23.2 million for property, plant and equipment and $24.2 million for intangible assets as a result of closing its facility at Sibley, Louisiana and (3) a $5.1 million impairment charge related to property, plant and equipment for facilities that were closed in Brazil.

Other Operating Expense, Net

Other operating expense, net was $8.5 million for the year ended December 31, 2016 and $27.1 million for the year ended December 31, 2015.

Other operating expense, net of $8.5 million for the year ended December 31, 2016 consisted of (1) a $2.7 million restructuring provision for the closure of several sales offices, (2) a $3.0 million penalty to defer the delivery of railcars that were due to be delivered in 2016 and (3) the unfavorable impact of foreign exchange.

Other operating expense, net of $27.1 million for the year ended December 31, 2015 principally consisted of Unimin’s restructuring charge incurred in 2015.

Income (Loss) from Operations

Income (loss) from operations increased $96.3 million to income of $19.4 million for the year ended December 31, 2016 compared to a loss of $76.9 million for the year ended December 31, 2015. The lower goodwill and asset impairment charges incurred by Unimin in 2016 compared to 2015 more than offset Unimin’s lower earnings in 2016 as compared to 2015.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Interest Expense, net

Interest expense was $24.0 million for the year ended December 31, 2016 compared to $36.2 million for the year ended December 31, 2015, a decrease of $12.2 million, or 34%. The change in interest expense was due to Unimin having a lower amount of debt outstanding during 2016 compared to 2015.

Other Expense, net

Other expense, net of $12.9 million for the year ended December 31, 2016, resulted from the loss on the sale of Unimin Venezuela.

Income Tax Benefit

Income tax benefit was $20.1 million for the year ended December 31, 2016 compared to an income tax benefit of $35.7 million for the year ended December 31, 2015, a decrease of $15.6 million. The income tax benefit was primarily impacted by Unimin’s deduction for percentage depletion. These favorable items were partially offset by a change in Unimin’s valuation allowance and nondeductible expenses.

Net Income (Loss)

Net income (loss) increased $76.1 million to net income of $3.7 million for the year ended December 31, 2016 compared to a net loss of $72.4 million for the year ended December 31, 2015 due to the factors noted above.

Liquidity and Capital Resources

Historic

Unimin’s liquidity has historically been used to service Unimin’s debt, pay dividends to shareholders, meet Unimin’s working capital needs and invest in both maintenance and organic growth capital expenditures. Historically, Unimin has met its liquidity and capital investment needs with funds generated from operations, the issuance of debt and borrowing of funds from Sibelco. As of December 31, 2016, Unimin had outstanding long-term debt of $367.2 million and cash on-hand of $183.3 million.

On December 16, 2009, Unimin issued $100.0 million principal amount of 4.92% Senior Notes, Series C (the “Series C Notes”), and $100.0 million principal amount of 5.48% Senior Notes, Series D (the “Series D Notes”). The Series C Notes matured on December 16, 2016 and were fully repaid upon maturity. Interest on the Series D Notes is payable semiannually on June 16 and December 16 of each year. The Series D Notes mature on December 16, 2019 unless prepaid earlier. The note purchase agreement governing the Series D Notes contains customary affirmative and negative covenants, including an interest coverage ratio of not less than 3.00:1 and a consolidated debt to consolidated EBITDA ratio of not greater than 3.25:1. Unimin may, at its option, at any time, prepay the Series D Notes at 100% of their principal amount, plus a make-whole amount. Unimin expects to redeem the Series D Notes upon the closing of the Merger.

In July 2014, Unimin entered into a loan agreement with Silfin NV (“Silfin”), a wholly-owned subsidiary of Sibelco, providing for a term loan in the amount of $300 million and a fixed interest rate of 4.09%. In March 2016, Unimin repaid $35 million of the loan. The remaining balance of the loan will mature in July 2019, unless the agreement is terminated earlier. In July 2016, Unimin entered into a credit facility with Silfin, pursuant to which Unimin can draw upon an overdraft facility of up to $20 million. As of December 31, 2016, there were no borrowings outstanding under this overdraft facility with Silfin. Unimin’s agreements with Silfin are expected to be terminated and repaid in connection with the closing of the Merger.

Unimin Canada Limited, a subsidiary of the Company, has a 2 million Canadian dollar overdraft facility with the Bank of Montreal. As of December 31, 2016, there were no borrowings outstanding under the overdraft facility and there were $1.9 million of outstanding letters of credit which reduce the amount available under the overdraft facility. Unimin has guaranteed the obligations of Unimin Canada Limited under this facility.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Post-Merger

In connection with the Merger, Unimin expects to enter into a Credit Agreement with a group of banks led by Barclays Bank PLC, BNP Paribas and BNP Paribas Securities Corp. (the “Credit Agreement”). The Credit Agreement is expected to contain a $1.65 billion term loan and a $200 million revolving credit facility. The term loan is expected to mature seven years after the closing of the Merger and the revolving credit facility is expected to mature five years after the closing of the Merger. Interest on both facilities is expected to accrue at a per annum rate of adjusted LIBOR plus a spread or the adjusted base rate plus a spread. In addition, the term loan is anticipated to be issued to lenders at a price of 99% of the principal amount, and an upfront fee of 0.5% of the committed amount of the revolving credit facility is expected to be paid to lenders under the revolving credit facility at closing of the facilities. The proceeds of the term loan will be used to repay certain debt of Fairmount Santrol (which amount is $         as of the date of this proxy statement/prospectus), to repay certain debt of Unimin (which amount is $         as of the date of this proxy statement/prospectus and will include additional debt to be incurred to fund the Cash Redemption of $490 million (plus interest as described in this proxy statement/prospectus)), and to pay $170 million as the Cash Consideration to Fairmount Santrol stockholders and transaction costs for the Merger.

Unimin’s operations are capital intensive and future capital expenditures are expected to be substantial. As of the date of this proxy statement/prospectus, Unimin believes that its cash on-hand, cash generated from operations and financing arrangements will be sufficient to meet its post-Merger cash obligations, including working capital requirements, anticipated capital expenditures and scheduled debt service, over the next 12 months.

Working Capital

Working capital is the amount by which current assets exceed current liabilities, excluding cash and cash equivalents and the current portion of long-term debt. Unimin’s working capital was $168.4 million at December 31, 2016. Unimin expects its working capital to grow as it continues to grow its business.

Cash Flow Analysis

Unimin’s cash flows depend on many factors, including general economic conditions, demand for Unimin’s products in the end markets it serves, interest rates and many other factors beyond its control. A summary of Unimin’s operating, investing and financing activities (in thousands) is shown in the following table:

	Year Ended December 31,
	2016	2015
	(in thousands)
Net cash provided by (used in):
Operating activities	$93,223	$247,474
Investing activities	(71,254)	(224,592)
Financing activities	(197,606)	(80,981)

Net Cash Provided by Operating Activities

Net cash provided by operating activities consist primarily of net income adjusted for non-cash items, including depreciation, depletion and amortization, asset impairments and the effect of changes in working capital.

Net cash provided by operating activities was $93.2 million for the year ended December 31, 2016 compared with $247.5 million provided in the year ended December 31, 2015. This $154.3 million decrease was primarily the result of the increase in working capital during 2016 compared to the decrease in working capital for 2015. In addition, the decrease in cash provided by operating activities was due to the decline in segment gross profit principally for the Energy segment.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Net Cash Used in Investing Activities

Net cash used in investing activities consists primarily of capital expenditures for growth and maintenance. Capital expenditures for growth generally are related to the expansion of production or terminal capacities. Capital expenditures for maintenance generally are related to the replacement of assets and health, safety and quality improvements.

Net cash used in investing activities was $71.3 million for the year ended December 31, 2016 compared to $224.6 million of net cash used in investing activities for the year ended December 31, 2015. The $153.3 million decrease was primarily the result of lower capital expenditures.

Capital expenditures of $73.5 million in the year ended December 31, 2016 were primarily focused on (1) completion of Unimin’s new enterprise resource planning (“ERP”) system and (2) a tailings system at Unimin’s facility at Kasota, Minnesota. Capital expenditures of $230.6 million in the year ended December 31, 2015 were primarily associated with (1) expansion projects at Unimin’s facilities at Utica, Illinois and Tunnel City, Wisconsin and (2) an investment in Unimin’s new ERP system.

Unimin’s capital expenditures during 2017 were approximately $108 million, including (1) a new facility in West Texas, (2) completion of several expansion projects at Unimin’s facilities in Oregon, Illinois and Utica, Illinois primarily to support growth in the energy business and (3) an expansion project at Unimin’s Canoitas facility in Mexico.

Net Cash Used in Financing Activities

Net cash used in financing activities consist primarily of borrowings and repayments under Unimin’s debt agreements. Net cash used by financing activities was $197.6 million in the year ended December 31, 2016 compared to $81.0 million used in the year ended December 31, 2015. The net cash used by financing activities increased during 2016 primarily as a result of repayments of borrowings during that year.

Credit Facilities

In connection with the execution of the Merger Agreement, Unimin has received a debt commitment letter from Barclays Bank PLC, BNP Paribas and BNP Paribas Securities Corp., pursuant to which the lenders have committed to provide a senior secured term loan in the amount of $1.65 billion and a senior secured revolving credit facility in the amount of $200 million. The proceeds of the term loan would be used to repay debt of Fairmount Santrol, to repay debt of Unimin (including debt incurred to fund the Cash Redemption) and to pay the Cash Consideration and transaction costs for the Merger.

Pursuant to the commitment letter, the $1.65 billion senior secured term loan would mature seven years after the closing date and would amortize in equal quarterly installments of 1% per year beginning with the first full fiscal quarter after the closing date, with the balance due at maturity. Loans under the term loan would be prepaid with, subject to various exceptions, (a) 100% of the net proceeds of all nonordinary course asset sales and insurance proceeds, (b) 100% of the net cash proceeds of issuances of indebtedness and (c) 50% of annual excess cash flow (with stepdowns to 25% and 0% based on total net leverage ratio levels). Voluntary prepayments of the term loan are permitted at any time without premium or penalty other than (a) customary “breakage” costs with respect to LIBOR borrowings and (b) a 1.00% call protection premium applicable to certain “repricing transactions” occurring on or prior to the date that is 12 months after the closing date of the facilities.

Pursuant to the commitment letter, the $200 million senior secured revolving credit facility would mature five years after the closing date. Voluntary reductions of the unused portion of the revolving credit facility commitment may be made at any time. The revolving credit facility will include a total net debt covenant, to be tested on a quarterly basis, of no more than 4.50:1.00, to step down to 4.00:1.00 at the quarter ended December 31, 2018.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Interest on both facilities would accrue at a per annum rate of adjusted LIBOR plus a spread or the adjusted base rate plus a spread. In addition, the term loan is anticipated to be issued to the lenders at a price of 99% of the principal amount, and an upfront fee of 0.5% of the committed amount of the revolving credit facility would be paid to lenders under the revolving credit facility at closing.

The term loan and the revolving credit facility would be guaranteed by all of the combined company’s wholly owned material restricted subsidiaries (including Fairmount Santrol and all of the subsidiaries of Fairmount Santrol), subject to certain exceptions. In addition, subject to various exceptions, the facilities would be secured by substantially all of the assets of Unimin and each other guarantor, including but not limited to (a) a perfected first-priority pledge of all of the capital stock held by Unimin or any other guarantor of each existing or subsequently acquired or organized wholly owned restricted subsidiary of Unimin (no more than 65% of the voting stock of any foreign subsidiary) and (b) perfected first-priority security interests in substantially all of the tangible and intangible assets of Unimin and each guarantor.

The facilities will contain customary representations and warranties, affirmative covenants, negative covenants and events of default. Negative covenants will include, among others, limitations on debt, liens, asset sales, mergers, consolidations and fundamental changes, dividends and repurchases of equity securities, repayments or redemptions of subordinated debt, investments, transactions with affiliates, restrictions on granting liens to secure obligations, restrictions on subsidiary distributions, changes in the conduct of the business, amendments and waivers in organizational documents and junior debt instruments and changes in fiscal year.

In addition, the commitment letter provides that the documentation for the term loan and revolving credit facility will permit Unimin to add one or more incremental term loan facilities and/or increase the commitments under the revolving credit facility in an aggregate principal amount up to the sum of (x) $250 million, plus (y) an amount of incremental facilities so that, after giving effect to any such incremental facility, on a pro forma basis, the total net leverage ratio would not exceed 2.75:1.00, plus (z) an amount equal to all voluntary prepayments of the term loan. In addition to incremental term loan facilities and revolving credit facility increases, this incremental credit capacity can be utilized in the form of (a) senior unsecured notes or loans, subject to a pro forma total net leverage ratio of up to 3.75:1.00, (b) senior secured notes or loans that are secured by the collateral on a junior basis, subject to a pro forma total net leverage ratio of up to 3.25:1.00, or (c) senior secured notes that are secured by the collateral on a pari passu basis, subject to a pro forma total net leverage ratio of up to 2.75:1.00.

Obligations to fund under the commitment letter are subject to certain conditions, including the closing of the Merger, the accuracy of certain representations and warranties, the absence of a material adverse effect on Fairmount Santrol, the repayment of certain debt of Unimin and Fairmount Santrol as reflected in “Summary—Refinancing of Indebtedness of Fairmount Santrol and Unimin” in this proxy statement/prospectus, receipt of audited and unaudited financial statements and certain pro forma information, delivery of a solvency certificate by Unimin’s chief accounting officer, payment of all fees required to be paid on the closing date of the facilities and execution of requisite credit facility and collateral documentation and closing documentation.

Seasonality

Unimin’s business is affected to some extent by seasonal fluctuations in weather that impact Unimin’s production levels and its customers’ business needs. For example, Unimin’s Energy segment sales levels are lower in the first and fourth quarters due to lower market demand as adverse weather tends to slow oil and gas operations to varying degrees depending on the severity of the weather. In addition, Unimin’s inability to mine and process sand year-round at several of Unimin’s surface mines results in a seasonal build-up of inventory as Unimin excavates excess sand to build a stockpile that will feed Unimin’s drying facilities during the winter months. Additionally, in the second and third quarters, Unimin sells more sand to its customers in its Industrial segment’s end markets due to the seasonal rise in demand driven by more favorable weather conditions.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Inflation

Unimin does not believe that inflation has had a material impact on its financial position or results of operations during the periods covered by the financial statements included in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

Unimin has no undisclosed off-balance sheet arrangements that have or are likely to have a current or future material effect on its financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations Table

As of December 31, 2016, Unimin had contractual obligations for long-term debt, operating leases, purchase obligations, terminal operating costs and other long-term liabilities. Substantially all of the operating lease obligations are for railcars.

	Payments Due by Period
	(in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations(a)
Long-term debt	$367,436	$233	$365,552	$552	$1,099
Capital lease obligations	—	—	—	—	—
Operating lease obligations	312,054	33,924	76,886	66,233	135,011
Capital commitments	22,600	22,600	—	—	—
Terminal operating costs	5,037	3,269	1,768	—	—
Other long-term liabilities reflected on the balance sheet under U.S. GAAP; asset retirement obligations and other	22,922	—	11,714	568	10,640

Total contractual cash obligations	$730,049	$60,026	$455,920	$67,353	$146,750

(a)	The amounts above exclude the Company’s minimum pension funding requirements as set forth by the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s minimum funding requirements are dependent on several factors, including the discount rate and investment returns, and any changes in legislation. At the current time it is not possible to reasonably predict future contributions by year. The Company also has payments due under the postretirement medical plans, which is a pay as you go plan. Therefore, the postretirement medical plan is not required to be funded in advance.

Environmental Matters

Unimin is subject to various federal, state and local laws and regulations governing, among other things, hazardous materials, air and water emissions, environmental contamination and reclamation and the protection of the environment and natural resources. Unimin has made, and expects to make in the future, expenditures to comply with such laws and regulations but cannot predict the full amount of such future expenditures. Unimin may also incur fines and penalties from time to time associated with noncompliance with such laws and regulations.

As of December 31, 2016, Unimin had $10.9 million accrued for future reclamation costs. There were no other significant charges with respect to environmental liabilities or future reclamation costs. For further details on environmental matters relating to Unimin’s various production and other facilities, certain regulatory

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

requirements relating to human exposure to crystalline silica and Unimin’s mining activity and how such matters may affect Unimin’s business in the future, see the sections entitled “Business—Regulation and Legislation” and “Risk Factors” in this proxy statement/prospectus.

Critical Accounting Policies and Estimates

The discussion and analysis of Unimin’s financial condition and results of operations in this proxy statement/prospectus are based upon Unimin’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Unimin to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported revenue and expenses during the reporting periods.

Unimin evaluates these estimates and assumptions on an ongoing basis and bases its estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Unimin’s actual results may materially differ from these estimates. These critical accounting policies and estimates should be read in conjunction with Unimin’s consolidated financial statements included in this proxy statement/prospectus.

Listed below are the accounting policies that Unimin believes are critical to its financial statements due to the degree of uncertainty regarding the estimates or assumptions involved. A summary of Unimin’s other significant accounting policies is included in note 1 to its consolidated financial statements included in this proxy statement/prospectus.

Impairment of Long-Lived Assets

Unimin periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived asset groups may not be recoverable. If such circumstances are determined to exist, an estimate of future cash flows produced by the long-lived asset group is compared to the carrying value to determine whether an impairment exists. If an asset group is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

Factors Unimin generally considers important in its evaluation and that could trigger an impairment review of the carrying value of long-lived asset groups include expected operating trends, significant changes in the way assets are used, underutilization of its tangible assets, discontinuance of certain products by Unimin or by its customers, a decrease in estimated mineral reserves and significant negative industry or economic trends.

The evaluation of long lived asset groupings includes estimating fair value using one or a combination of valuation techniques, such as discounted cash flows or based on comparable companies or transactions. These valuations require Unimin to make estimates and assumptions regarding future operating results, cash flows, changes in working capital and capital expenditures, selling prices, profitability and the cost of capital. These judgments are particularly difficult given the recent industry environment and, although Unimin believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce a materially different result.

Asset Retirement Obligations

Unimin recognizes the fair value of any liability for asset retirement obligations, including reclamation costs, which is generally upon acquisition, construction or development and/or through the normal operation of the asset, if sufficient information exists to reasonably estimate the fair value of the liability. These obligations generally include the estimated net future costs of dismantling, restoring and reclaiming operating mines and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

related mine sites, in accordance with federal, state, local regulatory and land lease agreement requirements. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset.

Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs. The reclamation obligation is based on when spending for an existing environmental disturbance will occur. If the asset retirement obligation is settled for an amount other than the carrying amount of the liability, a gain or loss is recognized on settlement. Unimin reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site. Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recognized at their invoiced amounts and do not bear interest. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are generally due between 30 and 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the payment terms are considered past due. Unimin determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, its previous loss history, the customer’s current ability to pay its obligation to Unimin and the condition of the general economy and the industry as a whole.

Given the historical volatility in its energy business, Unimin may not have adequate warning of a potential credit and collection issue, and deviations from these estimates could produce additional credit losses. Ongoing credit evaluations are performed. Unimin writes-off accounts receivable when they are deemed uncollectible, and payments subsequently received on such receivables are credited to bad debt expense.

Employee Benefit Plans

Unimin provides a range of benefits to its employees and retired employees, including pensions and post-retirement healthcare and life insurance benefits. Unimin records annual amounts relating to these plans based on calculations specified by U.S. generally accepted accounting principles, which include various actuarial assumptions, including discount rates, assumed rates of returns, compensation increases, turnover rates, mortality rates and healthcare cost trend rates. Unimin reviews the actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by U.S. GAAP, the effect of changes in assumptions are generally recorded or amortized over future periods. Unimin believes that the assumptions utilized in recording its obligations under the plans are reasonable based on advice from its actuaries and information as to assumptions used by other employers.

Taxes

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. This approach requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based upon the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the expenses are expected to reverse. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Unimin recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more-likely-than-not that the position will be sustained upon examination by a taxing authority. For a tax position that

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

meets the more-likely-than-not recognition threshold, Unimin initially and subsequently measures the tax benefit as the largest amount that Unimin judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.

Unimin evaluates quarterly the realizability of its deferred tax assets by assessing the need for a valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are Unimin’s forecast of future taxable income in the appropriate jurisdiction to utilize the asset and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect Unimin’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: a decline in sales or margins; increased competition; or loss of market share.

In addition, Unimin operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. Unimin believes that adequate provisions for income taxes have been made for all years.

The largest permanent items in computing both Unimin’s effective tax rate and taxable income is the deduction for statutory depletion. The depletion deduction is dependent upon a mine-by-mine computation of both gross income from mining and taxable income.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes previous revenue recognition guidance. The new guidance introduces a new principles-based framework for revenue recognition and disclosure. Since its issuance, the FASB has issued an additional six ASU’s, including ASU 2016-20 in December 2016, amending the guidance and the effective dates of amendments, and the SEC has rescinded certain related SEC guidance; the most recent of which was issued in May 2016. The pronouncements are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is finalizing its review of the impact of this guidance and currently does not anticipate a material impact on its revenue recognition practices. Unimin continues to review its existing contracts with customers, any variable consideration, potential disclosures, and its method of adoption to complete its evaluation of the impact on its consolidated financial statements. In addition, the Company continues to monitor additional changes, modifications, clarifications or interpretations being undertaken by the FASB, which may impact its current conclusions. The Company will adopt the standard in the first quarter of 2018 using the modified retrospective method of adoption.

In February 2016, the FASB issued ASU No. 2016-02 – Leases (Topic 842) (“ASU 2016-12”), which supersedes the previous leases standard, ASC 840 – Leases. The amendments in ASU 2016-02 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The amendments in ASU 2016-02 are effective for public business entities for fiscal years beginning after December 15, 2018, including interim

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

periods within those fiscal years with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and disclosures. The Company is in the process of quantifying the impact of the new standard on its consolidated financial statements, the new guidance is expected to require the recognition of lease assets and lease liabilities for leases currently classified as operating leases under ASC 840, for which the Company has future minimum lease commitments as of December 31, 2016 of $312.1 million (see note 15 to Unimin’s audited consolidated financial statements included herein).

In October 2016, the FASB issued ASU No. 2016-16 – Income Taxes (Topic 740) – Intra-Entity Transfers of Assets other than Inventory (“ASU 2016-16”). ASU 2016-16 requires an entity to recognize the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. ASU 2016-16 also eliminates the exception for an intra-entity transfer of an asset other than inventory. The guidance is effective beginning January 1, 2018, with early adoption permitted. The guidance is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU No. 2017-04 – Intangibles – Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). This ASU eliminates Step 2 from goodwill impairment testing. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. As a result of this ASU, an entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 is effective beginning January 1, 2020, with early adoption permitted, and applied prospectively. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and disclosures.

In March 2017, the FASB issued ASU No. 2017-07 – Compensation – Retirement Benefits (Topic 715) – Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). ASU 2017-07 requires that an employer report the service cost component in the same line item in the income statement as other compensation costs arising from services rendered by the pertinent employees during the period as well as appropriately described relevant line items. ASU 2017-07 also requires only the service cost component to be eligible for capitalization when applicable. ASU 2017-07 is effective beginning January 1, 2018, with early adoption permitted. The income statement components of ASU 2017-07 should be applied retrospectively while the balance sheet component should be applied prospectively. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and disclosures.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Unimin has not historically been subject to significant interest rate risk. Unimin believes that the effect, if any, of reasonably possible near term changes in interest rates on its financial position, results of operations and cash flows would not be material. Unimin does not currently hedge its interest rate exposure.

Following the Merger, the term loan and revolving credit facility will incur interest based on variable interest rates and accordingly could be subject to material interest rate risk.

Credit Risk

Credit risk is defined as the risk that a third party will not fulfill its contractual obligations and, therefore, generate losses for Unimin. Unimin is subject to risks of loss resulting from nonpayment or nonperformance by its customers. For the year ended December 31, 2016, Halliburton Energy Services, Unimin’s top customer,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

accounted for approximately 12% of Unimin’s sales. Approximately 14% of Unimin’s accounts receivable balance at December 31, 2016 was outstanding from this customer. Unimin examines the creditworthiness of third-party customers to whom it extends credit and manages its exposure to credit risk through credit analysis, credit approval, credit limits and monitoring procedures, and for certain transactions, Unimin may request letters of credit, prepayments or guarantees, although collateral is generally not required. Credit risk is also mitigated by contracting with multiple counterparties and limiting exposure to individual counterparties to clearly defined limits based upon the risk of counterparty default.

Despite examining its customers’ credit worthiness, Unimin may still experience delays or failures in customer payments. Some of Unimin’s customers have reported experiencing financial difficulties. With respect to customers that may file for bankruptcy protection, Unimin may not be able to collect sums owed to it by these customers and also may be required to refund pre-petition amounts paid to Unimin during the preference period (typically 90 days) prior to the bankruptcy filing.

Foreign Currency Risk

Unimin is subject to market risk related to foreign currency exchange rate fluctuations. Revenues from international operations represented 21% and 17% of Unimin’s revenue in the years ended December 31, 2016 and 2015, respectively. A portion of Unimin’s business is transacted in currencies other than the functional currency, including the Canadian dollar and the Mexican peso. Unimin’s foreign currency exchange risk is somewhat mitigated by Unimin’s ability to offset a portion of these non-U.S. dollar-denominated revenues with operating expenses that are paid in the same currencies. To date, foreign currency fluctuations have not had a material impact on Unimin’s income (loss) from operations.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDERS OF UNIMIN

Sibelco currently beneficially owns, directly or indirectly, 100% of the shares of Unimin common stock, and none of the directors or executive officers of Unimin are beneficial owners of Unimin common stock. Immediately after the closing of the Merger, Sibelco will own approximately 65% of the combined company common stock, and none of the current directors or executive officers of Unimin are expected to be beneficial owners of any shares of combined company common stock.

A description of the material relationships between Unimin and Sibelco is included in the section entitled “Certain Relationships and Related Party Transactions” beginning on page 323 of this proxy statement/prospectus.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDERS OF FAIRMOUNT SANTROL

To Fairmount Santrol’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Fairmount Santrol common stock as of the close of business on January 8, 2018 (except as noted in the footnotes below) with respect to:

•	each person known by Fairmount Santrol to beneficially own 5% or more of the outstanding shares of Fairmount Santrol common stock;

•	each member of the Fairmount Board;

•	each Fairmount Santrol named executive officer; and

•	the members of the Fairmount Board and Fairmount Santrol’s executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 8834 Mayfield Road, Chesterland, Ohio 44026.

Fairmount Santrol has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Fairmount Santrol believes, based on the information furnished to Fairmount Santrol, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Fairmount Santrol common stock that he, she or it beneficially owns. Applicable percentage ownership and voting power is based on 224,319,470 shares of Fairmount Santrol common stock outstanding.

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Total Shares Beneficially Owned	Percent Owned
ASP FML Holdings, LLC(2)	48,156,628	21.5%
Charles D. Fowler(3)	11,148,143	4.9%
Matthew F. LeBaron	46,411	*
Michael E. Sand(4)	—	*
Jenniffer D. Deckard(5)	5,243,649	2.3%
Mark E. Barrus(6)	86,818	*
Michael F. Biehl(7)	99,934	*
Michael G. Fisch(8)	—	*
Gerald L. Clancey(9)	4,606,827	2.0%
William E. Conway(10)	749,519	*
William P. Kelly(11)	154,333	*
Lawrence N. Schultz(12)	129,058	*
George W. Magaud(13)	67,711	*
Stephen J. Hadden	53,489	*
Michael C. Kearney	53,489	*
Brian J. Richardson(14)	118,233	*
All directors and executive officers as a group (fifteen persons)	22,867,274	10.1%

*	Less than 0.1%.
(1)	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering Fairmount Santrol common stock, if any, exercisable by such owner within 60 days after January 8, 2018, but no exercise of outstanding options covering Fairmount Santrol common stock held by any other person.
(2)

Represents shares held by ASP FML Holdings. American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P., collectively referred to as the ASP

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Sponsors, are owners of approximately 74% of the limited liability company interests of ASP FML Investco, LLC, a Delaware limited liability company, referred to as ASP FML Investco. ASP FML Co-Invest I, LLC, a Delaware limited liability company referred to as ASP FML Co-Invest I, is the owner of approximately 26% of the limited liability company interests of ASP FML Investco. ASP FML Investco is the owner of approximately 89% of the limited liability company interests of ASP FML Holdings. American Securities Associates V, LLC, a Delaware limited liability company referred to as ASA V, is the general partner of each ASP Sponsor. American Securities LLC, a New York limited liability company referred to as American Securities, provides investment advisory services to each ASP Sponsor and to ASA V, and is the owner of 100% of the issued and outstanding shares of ASP Manager Corp., the manager of each of ASP FML Holdings, ASP FML Investco and ASP FML Co-Invest I. As such, American Securities may be deemed to have indirect beneficial ownership of the shares held by ASP FML Holdings. The address for ASP FML Holdings is c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171. Each of Messrs. LeBaron and Sand may be deemed to have shared voting and investment power over the shares held by ASP FML Holdings. Such individuals disclaim beneficial ownership of the shares of Fairmount Santrol common stock held by ASP FML Holdings, except to the extent of his pecuniary interests therein. Additionally, (a) David L. Horing and (as referenced in footnote (8) below) Michael G. Fisch, in their capacities as the managing members of ASA V, and (b) Michael G. Fisch, in his capacity as trustee of The Michael G. Fisch 2006 Revocable Trust, which is the manager of ASCP, LLC, which is the managing member of American Securities, may be deemed to have shared voting and investment power over the shares held by ASP FML Holdings. Such individuals disclaim beneficial ownership of the shares of Fairmount Santrol common stock held by ASP FML Holdings, except to the extent of their pecuniary interests therein.
(3)	Consists of 9,427,988 shares held under the Charles D. Fowler Declaration of Trust dated September 26, 1991, as amended to date (the “Fowler Trust”). Given the revocable nature of the Fowler Trust, Mr. Fowler is deemed to have voting and investment power over the shares held by the Fowler Trust. In addition to the shares described above, Mr. Fowler through the Fowler Trust’s ownership of ASP FML Holdings (described in footnote 2 above) has an indirect economic ownership in 2,056,770 shares of Fairmount Santrol common stock held by ASP FML Holdings. Mr. Fowler disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of his pecuniary interest therein.
(4)	Mr. Sand may be deemed to have shared voting and investment power of the shares held by ASP FML Holdings in his capacity as a Principal of American Securities, and as a designee of ASP FML Holdings on the Fairmount Board. Mr. Sand disclaims beneficial ownership of the shares of Fairmount Santrol common stock owned by ASP FML Holdings, except to the extent of his pecuniary interest therein, as such shares are owned and held by the ASP Sponsors as defined below.
(5)	Includes (i) 857,888 shares held f/b/o/ Abbey Jo Deckard Trust, (ii) 857,888 shares held f/b/o Connor John Deckard Trust, (iii) 2,098,268 shares held under the Jenniffer D. Deckard Family U/A/D dated February 28, 2010 and (iv) 102,000 shares held under the Daryl K. Deckard Irrevocable Trust dated August 29, 2014 (collectively, the “Deckard Trusts”). Given Ms. Deckard’s position as trustee of the Deckard Trusts, Ms. Deckard is deemed to have voting and investment power over the shares held by the Deckard Trusts. Includes 353,600 shares held under the Jenniffer D. Deckard Irrevocable Trust dated December 27, 2012 (the “JDD Trust”). Given Ms. Deckard’s spouse’s position as trustee of the JDD Trust, Ms. Deckard is deemed to have voting and investment power over the shares held by the JDD Trust. Includes 386,543 shares of Fairmount Santrol common stock held by the 401(k) Plan. Includes options to purchase 560,182 shares of Fairmount Santrol common stock that are exercisable within 60 days of January 8, 2018. In addition to the shares described above, Ms. Deckard’s spouse has an ownership interest in ASP FML Holdings, LLC (described in footnote 2 above), representing indirect economic ownership in 531,649 shares of Fairmount Santrol common stock held by ASP FML Holdings. Given this spousal relationship, Ms. Deckard may be deemed to share voting and investment control of these shares, but disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest therein.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(6)	Includes 3,613 shares of Fairmount Santrol common stock held in the 401(k) Plan and options to purchase 73,224 shares of Fairmount Santrol common stock that are exercisable within 60 days of January 8, 2018.
(7)	Includes options to purchase 62,104 shares of Fairmount Santrol common stock that are exercisable within 60 days of January 8, 2018.
(8)	Mr. Fisch may be deemed to have shared voting and investment power of the shares held by ASP FML Holdings, as described in footnote (2) above. Mr. Fisch disclaims beneficial ownership of the shares of Fairmount Santrol common stock owned by ASP FML Holdings, except to the extent of his pecuniary interest therein, as such shares are owned and held by the ASP Sponsors referenced in footnote (2) above.
(9)	Includes 2,242,468 shares held under the Gerald L. Clancey Trust No. 1 and 100,436 shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 1. (together, the “Clancey Trusts”) . Given Mr. Clancey’s position as trustee of the Clancey Trusts, Mr. Clancey is deemed to have voting and investment power over the shares held by the Clancey Trusts. Includes 442,000 shares held under the Gerald L. Clancey Irrevocable Trust dated December 13, 2012, and 442,000 held under The Connie J. Clancey Irrevocable Trust for the benefit of Gerald L. Clancey (the “GLC Trust”). Given Mr. Clancey’s spouse’s position as Trustee of the GLC Trust, Mr. Clancey is deemed to have voting and investment power over the shares held by the GLC Trust. In addition to the shares described above, Mr. Clancey through his ownership of ASP FML Holdings (described in footnote 2 above) has an indirect economic ownership in 629,407 shares of Fairmount Santrol common stock held by ASP FML Holdings. Mr. Clancey disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of his pecuniary interest therein. Includes 326,430 shares of Fairmount Santrol common stock held in the 401(k) Plan. Includes options to purchase 713,310 shares of Fairmount Santrol common stock that are exercisable within 60 days of January 8, 2018.
(10)	Includes 199,580 shares held under the Mary F. Conway Declaration of Trust dated December 13, 1980 (the “Mary Conway Trust”), 491,450 shares held under the Under Trust Agreement dated March 10, 1992 (the “Conway UTA”), and 5,000 shares held under the William E. Conway IRA Standard – “Traditional” IRA. Given Mr. Conway’s spouse’s position as trustee under the Mary Conway Trust and Mr. Conway’s position as trustee under the Conway UTA, Mr. Conway is deemed to have voting and investment power over the shares held by the Mary Conway Trust and the Conway UTA. Mr. Conway through his ownership of ASP FML Holdings (described in footnote 2 above) has an indirect economic ownership in 213,334 shares of Fairmount Santrol common stock held by ASP FML Holdings. Mr. Conway disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of his pecuniary interest therein.
(11)	Includes options to purchase 59,500 shares of Fairmount Santrol common stock that are exercisable within 60 days of January 8, 2018.
(12)	Includes options to purchase 59,500 shares of Fairmount Santrol common stock that are exercisable within 60 days of January 8, 2018.
(13)	Includes options to purchase 53,216 shares of Fairmount Santrol common stock that are exercisable within 60 days of January 8, 2018.
(14)	Includes 4,119 shares of Fairmount Santrol common stock held in the 401(k) Plan and options to purchase 54,378 shares of Fairmount Santrol common stock that are exercisable within 60 days of January 8, 2018.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following section summarizes the material provisions of certain agreements entered into by Unimin with its related parties. The summaries of agreements in this section and elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the forms of such agreements, which have been filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. The summaries do not purport to be complete and may not contain all of the information about the applicable agreement that is important to Fairmount Santrol stockholders. Unimin and Fairmount Santrol encourage you to carefully read the forms of these agreements in their entirety.

Relationship with Sibelco

Controlling Interest

Sibelco and its affiliates currently hold a 100% interest in Unimin. After the closing of the Merger, Sibelco will hold, directly or indirectly, a 65% interest in the combined company. As the combined company’s controlling stockholder, Sibelco will continue to exercise significant influence over the combined company, including any action requiring the approval of combined company stockholders, subject to certain limitations described below. See “Risk Factors—Risks Related to Investing in and Ownership of Combined Company Common Stock—Sibelco will exercise significant influence over the combined company, and its interests in the combined company may be different than yours.” and “Risk Factors—Risks Related to Investing in and Ownership of Combined Company Common Stock—The combined company will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements.” in this proxy statement/prospectus.

Contribution Agreement

Prior to the closing of the Merger, Unimin, Sibelco and HPQ Co will enter into the Business Contribution Agreement (the “Contribution Agreement”), pursuant to which Unimin will contribute assets relating to its global high purity quartz mining and production business to HPQ Co in exchange for 100% of the issued and outstanding shares of common stock of HPQ Co and the assumption by HPQ Co of certain liabilities relating to the transferred assets. The assets will be transferred on an as-is, where-is basis and subject to any existing encumbrances. The assets and liabilities of the HPQ business will be contributed by Unimin to HPQ Co at their fair market value.

Prior to the effective time, Unimin will enter into the Redemption Agreement with Sibelco, pursuant to which, following the contribution of the HPQ business to HPQ Co, Unimin will distribute 100% of the issued and outstanding shares of HPQ Co common stock in exchange for a number of shares of Unimin common stock held by Sibelco. As a result of these transactions, Sibelco will own 100% of the shares of HPQ Co common stock and will maintain control over the HPQ business.

Neither the Contribution Agreement nor the Redemption Agreement contains any representations or warranties other than with respect to each party’s power and authority to enter into the Contribution Agreement and Redemption Agreement (as applicable) and to consummate the transactions contemplated thereunder.

The Contribution Agreement will contain a customary allocation of assets and liabilities relating to the HPQ business and mutual indemnities provided by the relevant parties in respect of such liabilities. In addition, it will include detailed provisions regarding employee transfer, compensation and benefits matters.

Tax Matters Agreement

Prior to the effective time of the HPQ Carveout, Unimin, Sibelco and HPQ Co will enter into the Tax Matters Agreement (the “Tax Matters Agreement”) governing their respective rights, responsibilities and obligations relating to tax liabilities, the filing of tax returns, the control of tax contests and other tax matters.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Under the Tax Matters Agreement, the combined company and HPQ Co (and their affiliates) will be responsible for income taxes required to be reported on their respective separate and group tax returns; however, HPQ Co will be responsible for any unpaid income taxes (as of the date of the HPQ Redemption) attributable to the HPQ business prior to the date of the HPQ Carveout. HPQ Co will be responsible for any unpaid non-income taxes (as of the date of the HPQ Redemption) attributable to the HPQ business (whether arising prior to the HPQ Carveout or not) and the combined company will be responsible for all other non-income taxes. HPQ Co and the combined company will equally bear any transfer taxes imposed on the HPQ Carveout. Rights to refunds in respect of taxes will be allocated in the same manner as the responsibility for tax liabilities.

If the HPQ Carveout does not qualify for tax-free status under the Code, the combined company and HPQ Co will be responsible under U.S. federal income tax law for any Tax Related Loss. However, the combined company, HPQ Co or Sibelco may be responsible for indemnifying the others for any such Tax Related Losses depending on the circumstances. In particular, either the combined company, Sibelco or HPQ Co, as applicable, will be responsible for indemnifying the other parties if a Tax Related Loss occurs as a result of certain actions that could adversely affect the tax-free status of the HPQ Carveout, including certain acts relating to sales or dispositions of HPQ Co or combined company stock or assets, alterations to HPQ Co or combined company voting shares, certain redemptions and breaches of certain representations relating to the HPQ Carveout; provided, however, that the combined company will only be responsible for paying an indemnity for any Tax Related Losses if the relevant actions that would have given rise to the combined company’s indemnity obligation were approved by the majority of the combined company directors who were not appointed by Sibelco. Sibelco will be responsible for indemnifying the combined company in respect of all other Tax Related Losses.

The Tax Matters Agreement will generally allocate responsibility for filing tax returns to the party who is responsible for doing so under law, and will give the right to control tax contests and audits to the party or parties who will be allocated responsibility for any such taxes under the Tax Matters Agreement.

Stockholders Agreement

Pursuant to the Merger Agreement, Unimin will enter into the Stockholders Agreement with Sibelco and certain other combined company stockholders. The Stockholders Agreement, which will become effective as of the closing of the Merger, will set forth certain governance arrangements and will contain various provisions relating to, among other things, representation on the Combined Company Board, certain matters involving Sibelco requiring approval of Fairmount-nominated independent directors, preemptive rights, certain limitations on the disposal or transfer of shares of combined company common stock by Sibelco, certain standstill limitations and ownership caps and certain information rights.

Combined Company Board Composition. From the effective time until the day following the third annual meeting of combined company stockholders following the effective time, Sibelco and the other combined company stockholders who are parties to the Stockholders Agreement will vote all voting shares of combined company stock owned by them, and take all other necessary actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the combined company or otherwise), and the combined company and its directors will take all necessary actions within its and their control:

•	to ensure that the number of directors constituting the Combined Company Board is fixed at 11 directors;

•	prior to the Trigger Date, to nominate and vote to elect as directors

•	the six Unimin-nominated directors;

•	the four Fairmount-nominated directors; and

•	the Chief Executive Officer of the combined company, from time to time; and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	from and after the Trigger Date,

•	to cause the number of Unimin-nominated directors to be reduced so that the number of Unimin-nominated directors is at all times equal to the product of (x) Sibelco’s percentage ownership of outstanding shares of combined company common stock and (y) the total number of directors authorized to serve on the Combined Company Board (rounded down to the nearest whole number); and

•	to nominate and vote to elect as directors:

•	the number of Unimin-nominated directors calculated as described above (reflecting Sibelco’s percentage ownership of outstanding shares of combined company common stock);

•	the number of individuals equal to the difference between six and the number of Unimin-nominated directors, nominated in accordance with the Stockholders Agreement (including the provisions regarding filling vacancies described below);

•	the Fairmount-nominated directors; and

•	the Chief Executive Officer of the combined company, from time to time.

The sole and exclusive right of Sibelco or any Sibelco-related party to nominate any director is limited to the provisions described above.

For the avoidance of doubt, at no time prior to the third annual meeting of combined company stockholders following the effective time will the number of Unimin-nominated directors be greater than one more than half of the total Combined Company Board, and the sole and exclusive right of Unimin or any Unimin-related party to nominate any director is limited to the provisions described above.

At least three of the Fairmount-nominated directors must qualify as independent directors under NYSE governance rules. If a Fairmount-nominated director does not so qualify as independent, such director will be removed from the Combined Company Board and replaced by the remaining directors (provided that any such replacement must be independent).

From and after the third annual meeting date, the size and composition of the Combined Company Board may be adjusted by the Combined Company Board in accordance with the combined company’s certificate of incorporation and the combined company’s bylaws, subject to the applicable NYSE listing rules.

Board Vacancies. From the effective time until the third annual meeting date, if a vacancy is created on the Combined Company Board at any time due to the death, disability, retirement, resignation or removal of a director, then

•	if such director is a Unimin-nominated director, the remaining Unimin-nominated directors have the right to designate an individual to fill such vacancy;

•	if such director is a Fairmount-nominated director, then the remaining Fairmount-nominated directors have the right to designate an individual to fill such vacancy;

•	prior to the Trigger Date, if the vacancy is caused by the death, disability, retirement, resignation or removal of a Fairmount-nominated director, and the Fairmount-nominated directors do not fill such vacancy for more than 30 days after notice from the combined company of such failure to fill the vacancy, then the vacant position will be filled by an individual designated by the Unimin-nominated directors then in office, but any such individual will be removed if the remaining Fairmount-nominated directors so direct and simultaneously designate a new director; and

•	if a vacancy is created on the Combined Company Board because of the removal of a Unimin-nominated director due to a decrease in Sibelco’s percentage ownership of outstanding shares of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

combined company common stock as described above, then the remaining directors will have the right to immediately designate a replacement for the removed director to fill such vacancy, provided that any such replacement must be an independent director.

In addition, from the effective time until the third annual meeting date, if the Chief Executive Officer of the combined company is removed or resigns as Chief Executive Officer of the combined company pursuant to the terms of such officer’s employment agreement, then such individual will also be removed as a director, and the successor Chief Executive Officer of the combined company will be appointed to the Combined Company Board in accordance with the combined company’s organizational documents.

Transactions Involving Sibelco Requiring Approval of Fairmount Santrol-Nominated Directors. For a period of three years beginning at the effective time, the following transactions involving Sibelco require the approval of a majority of the Fairmount-nominated independent directors:

•	the issuance of additional classes of capital stock or series of equity securities either (A) to Sibelco or any Sibelco-related party in whole or in part or (B) as the Fairmount-nominated independent directors otherwise determine may involve an actual or potential conflict of interest between Sibelco and the other combined company stockholders;

•	the entry into any transaction (including any amendment, modification or supplement to any agreement existing on or prior to the effective time) between the combined company or any of its subsidiaries, on the one hand, and Sibelco or any Sibelco-related party, on the other hand, (A) requiring annual payments in excess of $2 million or with respect to which aggregate consideration exceeds $10 million, (B) which is otherwise material to the combined company or (C) which is not on arm’s length terms (provided that this provision does not apply to any transactions entered into pursuant to any agreements existing at or prior to the effective time);

•	the commencement, enforcement, waiver, release, assignment, settlement or compromise of any claims or causes of action held by the combined company or any of its subsidiaries, on the one hand, against Sibelco or any Sibelco-related party, on the other hand (and during such three year period, the conduct, defense and management of the claim must be delegated to the Fairmount-nominated independent directors or a committee composed of such directors); and

•	any transaction pursuant to which Sibelco would be entitled to more or different consideration, on a per share of combined company common stock basis, compared to all other combined company stockholders (and the definitive agreements for such transaction must also contain a non-waivable condition that the transaction has been approved by the majority of combined company stockholders, excluding Sibelco and any Sibelco-related party).

In addition, any amendment, modification, supplement or restatement to the combined company’s certificate of incorporation or the combined company’s bylaws (i) made during such three-year period must be approved by a majority of the Fairmount-nominated independent directors and (ii) made after such three-year period, if such amendment, modification, supplement or restatement is inconsistent with the rights of any stockholder party to the Stockholders Agreement under the Stockholders Agreement, must be approved by a majority of the Fairmount-nominated independent directors. Any amendment or modification of the Stockholders Agreement requires the agreement of all of the parties thereto (including, if applicable, approval by such party’s board of directors or a duly authorized committee thereof) and (1) for the three years following the effective time, a majority of the Fairmount-nominated independent directors and (2) thereafter, a majority of the independent directors.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Preemptive Rights. The combined company has granted to Sibelco a right to purchase its pro rata portion of any common stock or other capital stock that the combined company may from time to time propose to issue or sell to any person, other than any such securities issued in connection with:

•	a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option, employee stock purchase or similar equity-based plans or other compensation agreements;

•	any acquisition by the combined company of the stock, assets, properties or business of any person;

•	a stock split, stock dividend or any similar recapitalization; or

•	any issuance of warrants or other similar rights to purchase combined company common stock to lenders or other institutional investors in any arm’s length transaction providing debt financing to the combined company or any of its subsidiaries approved by the Combined Company Board.

Transfer Restrictions. The Stockholders Agreement provides that:

•	for 45 days beginning at the effective time, Sibelco and any party to the Stockholders Agreement who is also a combined company director cannot, and to the extent permitted by applicable law must cause their respective controlled affiliates not to, transfer or agree to transfer any combined company common stock or other shares of capital stock to any person that is not an affiliate of such stockholder; and

•	for three years following the effective time, unless approved by a majority of the Fairmount-nominated independent directors, Sibelco will not, and will cause its controlled affiliates not to, transfer or agree to transfer any combined company common stock or other shares of capital stock to any person (other than an affiliate of Sibelco) or group if such person or group would, following such transfer, beneficially own in excess of (i) 15% of the voting power of the outstanding shares of combined company common stock or (ii) 50% of the voting power of the outstanding shares of combined company common stock, unless such person agrees to make an offer to purchase all shares of combined company common stock held by all combined company stockholders for the same consideration and on substantially the same terms and conditions.

Notwithstanding the foregoing, Sibelco can transfer combined company shares at any time (i) to any wholly owned affiliate of Sibelco who signs a joinder to the Stockholders Agreement, (ii) pursuant to a public offering of shares of combined company common stock (including pursuant to spin-off or split-off transactions or related actions involving a person holding Sibelco’s interest in the combined company) or (iii) in connection with a change of control of Sibelco. A change of control of Sibelco means (i) the acquisition by any other person, directly or indirectly, of record or beneficial ownership of more than 50% of the total Sibelco voting securities, (ii) the acquisition by any other person of all or substantially all of the consolidated assets of Sibelco or (iii) the acquisition by any other person of the ability to vote or direct the Sibelco voting securities of Sibelco for the election of a majority of Sibelco’s directors.

Standstill. During the three years following the effective time, unless approved by a majority of the Fairmount-nominated independent directors and subject to certain other exceptions, Sibelco will not, and will cause its representatives and affiliates not to:

•	engage or propose to engage in any going private or other transaction governed by Rule 13e-3 under the Exchange Act, provided that Sibelco can make a confidential proposal to the independent directors with respect to such a transaction so long as it would not reasonably be expected to require the combined company or any of its affiliates to make any public announcement or other public disclosure;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or otherwise participate in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any combined company common stock;

•	enter into any discussions or arrangements with any other person with respect to the matters addressed above; or

•	enter into or agree, effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (A) any acquisition of any record or beneficial title of combined company common stock or other shares of capital stock or any material portion of the assets of the combined company, (B) any tender or exchange offer, merger or other business combination involving the combined company or (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the combined company.

Ownership Cap. Unless approved by a majority of the independent directors, Sibelco will not, and will cause Sibelco-related parties not to, acquire any combined company common stock or other shares of combined company capital stock if such acquisition would result in Sibelco and Sibelco-related parties beneficially owning more than either (1) 70% of the outstanding shares of combined company common stock during the three years following the effective time or (2) 80.1% of the outstanding shares of combined company common stock after three years following the effective time.

Information Rights. For as long as Sibelco and its affiliates are deemed to control the combined company in accordance with IFRS, the combined company will provide Sibelco with such information and assistance as Sibelco reasonably requests in order to allow Sibelco to prepare a set of consolidated financial statements in accordance with IFRS.

Amendments to the Stockholders Agreement. The Stockholders Agreement may be amended or modified by an instrument in writing signed by all the parties to the Stockholders Agreement and, if applicable, duly approved by such party’s board of directors or a duly authorized committee. In addition, for the three years following the effective time, any amendment or modification of the Stockholders Agreement must be approved a majority of the Fairmount-nominated independent directors and, thereafter, by a majority of the independent directors of the combined company.

Registration Rights Agreement

Effective at the closing of the Merger, the combined company will enter into the Registration Rights Agreement with the Sibelco Stockholders. Pursuant to the Registration Right Agreement, the combined company will be obligated to register the sale of shares of combined company common stock owned by the Sibelco Stockholders under certain circumstances.

Demand Rights. At any time beginning 180 days following the closing of the Merger, subject to the limitations set forth in the Registration Rights Agreement, the Sibelco Stockholders (or their permitted transferees) will have the right to require the combined company by written notice to prepare and file a registration statement registering the offer and sale of a number of their shares of combined company common stock.

The combined company will not be obligated to effect any demand registration in which the anticipated aggregate market value of shares included in such offering is less than the lesser of (a) $50 million and (b) the initiating Sibelco Stockholder’s remaining shares, or in which a demand notice is received within 90 days after the effective date of any other registration statement filed by the combined company under the Securities Act (other than a Form S-4 or Form S-8 or any successor forms) or within 90 days after the pricing date of any

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

offering pursuant to such registration statement. The combined company will also be permitted to postpone filing a registration statement or facilitating an offering relating to a demand registration request if there is a “valid business reason,” as defined in the Registration Rights Agreement.

Shelf Demand Rights. Once the combined company is eligible to effect a registration on Form S-3, any such demand registration may request that the combined company register the shares of the Sibelco Stockholders on a shelf registration statement. Each of the Sibelco Stockholders (and their permitted transferees) will be entitled to request an unlimited number of demand registrations on Form S-3 (or similar short-form registrations) or take-downs and other offerings off an existing Form S-3. However, the combined company will not be required to effect more than five demand registrations on Form S-1 or any similar long-form registration statement.

Piggyback Rights. If, at any time, subject to certain customary limitations, the combined company proposes or is required to register an offering of common stock (subject to certain exceptions) for its own account or for the account of any third party (including a demand registration), then the combined company must give written notice to the Sibelco Stockholders (or their permitted transferees) and allow them to include their shares in that registration statement. There is no limitation on the number of such piggyback registrations that the combined company is required to effect. Piggyback registration rights will automatically terminate when both (i) the Sibelco Stockholders own less than five percent of the outstanding shares of combined company common stock and (ii) none of the Sibelco Stockholders is an “affiliate” of the combined company within the meaning or Rule 144 under the Securities Act.

Conditions and Limitations. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the combined company’s right to delay an offering or registration statement or withdraw a registration statement under certain circumstances. In connection with demand registrations and certain equity offerings by the combined company, the Sibelco Stockholders agreed not to sell or transfer their shares for up to 90 days (or such lesser amount as may be agreed by the underwriters of the offering).

Expenses. The combined company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement becomes effective or the offering is consummated, including the fees and expenses of counsel for the Sibelco Stockholders. However, the Sibelco Stockholders must pay all underwriting discounts and commissions in connection with sales by them of any of their shares of the combined company common stock.

Indemnification. The Registration Rights Agreement will contain customary indemnification and contribution provisions pursuant to which the combined company will be required to indemnify the Sibelco Stockholders against certain liabilities that may arise under the Securities Act or to contribute to certain losses they may suffer under the Securities Act. The Sibelco Stockholders will be required to indemnify the combined company against certain liabilities that may arise out of certain limited information provided by the Sibelco Stockholders to the combined company in writing specifically for use in a registration statement or prospectus. The aggregate amount that any Sibelco Stockholder will be required to pay under its indemnity obligations, contribution or otherwise will be capped at the amount of the net proceeds actually received by such Sibelco Stockholder upon the sale of combined company common stock pursuant to the registration statement giving rise to such claim.

Amendments and Waivers. No modification, amendment or waiver of any provision of the Registration Rights Agreement will be effective against the combined company or any Sibelco Stockholder unless such modification, amendment or waiver is approved in writing by the combined company and such Sibelco Stockholder. In addition, for the three years following the closing of the Merger, any amendment or modification of the Registration Rights Agreement must be approved by a majority of the Fairmount-nominated independent directors (or by the sole Fairmount-nominated independent director, so long as there is at least one such director on the Combined Company Board).

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Distribution Agreements

At the closing of the Merger, the combined company and Sibelco will enter into the Distribution Agreements, pursuant to which the combined company will be the exclusive distributor in North America and Mexico with respect to Sibelco’s products for the tiles and engobes industry (sodium feldspar chips and shredded/blended ball clay) while Sibelco will be the exclusive distributor throughout the world with respect to the products of the combined company for the performance coatings and polymer solutions industries (nepheline syenite flour, microcrystalline silica flour and ground kaolin). Each distributor will purchase the respective products and resell them in its own name, for its own account, and at its own risk and will not act as an agent, partner or franchisee of the producer of the products.

Unless otherwise agreed between the combined company and Sibelco, the initial price of each product to be sold to each distributor pursuant to the Distribution Agreements for re-sale by the distributor will be equal to 90% of the average sale price of such product on the customer market over the 12 months prior to the effective date of the Distribution Agreements. At the beginning of each contract year, the price of each product sold to each distributor under the Distribution Agreements will be adjusted by the percentage increase or decrease in the average sales price of such product (excluding any transportation costs) sold by the distributor to customers between the previous two contract years in accordance with a formula specified in the Distribution Agreements. If the adjustment would result in a price increase or decrease of greater than 10% as a result of extraordinary market circumstances (for example, a temporary shortage of supply due to unforeseen circumstances), the combined company and Sibelco will negotiate in good faith an appropriate price adjustment that excludes, to the extent possible, the impact of such extraordinary market circumstance.

When acting as producer, the combined company and Sibelco, as applicable, will grant the distributor a non-exclusive, non-transferable, revocable right to use its product trademarks in connection with the marketing and promotion of its products by the distributor within the agreed geographic area (North America and Mexico for Sibelco’s products and throughout the world for the products produced by the combined company, each referred to herein as the “Trading Area”).

When acting as producer, each of the combined company and Sibelco is permitted, in its absolute discretion, to discontinue or to limit its production or alter the specifications of any product or product line subject to the applicable Distribution Agreement, to terminate or limit deliveries of any product or product line, the production of which is so discontinued, limited or altered, and to add new and additional products or product lines (provided that any new products or product lines will first be offered to the party acting as distributor for exclusive resale pursuant to the terms and conditions of the respective Distribution Agreement.

Under the Distribution Agreements, each distributor is required, among other things, to:

•	diligently sample, sell, advertise and promote the sale of the products to the agreed target industry (the tiles and engobes industry for Sibelco’s products and the performance coatings and polymer solutions industries for the combined company’s products (each referred to herein as the “Target Industry”) in the Trading Area to fulfill the combined company’s and Sibelco’s mutually established sales objectives;

•	maintain a bona fide sales department adequately staffed, trained and equipped to enable the distributor to adequately and properly serve the Target Industry in the Trading Area, to give customers technical sales assistance, to address and resolve customer complaints and to fulfill its other obligations under the Distribution Agreements;

•	maintain adequate sales and warehouse facilities as well as a representative and adequate stock of the products to meet the demands of the Target Industry in the Trading Area;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	prepare, maintain and submit to the producer on a timely basis all documentation and reports reasonably required from time to time to be prepared, maintained or submitted, in such form and at such times as the producer may from time to time reasonably request;

•	maintain an adequate supply of all current literature (including product data sheets, safety data sheets, brochures, etc.) relating to the products and provide customers and prospective customers with copies of the same;

•	maintain and provide all customers with appropriate safety related literature and safety data sheets in full compliance with all applicable regulatory requirements including, as applicable, the OSHA Hazard Communication Standard;

•	participate in trade shows and exhibitions in the Trading Area where, in the distributor’s reasonable business judgment, such participation will promote the products;

•	not make any representation or warranty with respect to any products, other than as expressly provided by the producer;

•	conduct its business in a professional and ethical manner, and in compliance with all applicable laws, including, without limitation, those pertaining to taxes and the prohibition of corruption, bribery and the offering of inducements to public or semi-public officials, including the FCPA;

•	in the event the distributor purchases any products in bulk and then bags such material prior to sale to customers, the distributor is required to (i) use bagging and packaging materials that fully comply with all applicable laws and regulations, including, as applicable, the OSHA Hazard Communication Standard, and (ii) only sell and distribute the products in bags or containers bearing a health warning that has been provided or approved in writing by the producer; and

•	sell, advertise and promote the products only to customers in the Target Industry within the Trading Area and promptly refer all orders for the products from outside the Trading Area, and any orders for the products from inside the Trading Area for use outside the Target Industry, in each case where the distributor is not authorized to sell such products, to the producer or its nominee.

Each Distribution Agreement will continue for a term of 20 years, unless terminated earlier in accordance with its terms. Each producer may terminate the Distribution Agreement relating to its products, effective upon written notice to the distributor, if the distributor’s annual sales volumes of the products by Target Industry or Trading Area fall below the agreed minimum (80,000 tons for Sibelco’s products and 21,800 tons for the products produced by the combined company) for two consecutive calendar years during the term of the applicable Distribution Agreement. However, if the producer has supplied product volumes that are less than 2016 levels in such year(s), the producer may only terminate the Distribution Agreement if the distributor failed to sell at least 80% of the product supply made available to it by the producer in such year(s). The Distribution Agreements will automatically terminate without any further action by the combined company or Sibelco if Sibelco ceases to own, directly or indirectly, more than 50% of the issued and outstanding shares of the combined company common stock. The Distribution Agreements include other customary grounds for termination by the producer and by either of the combined company or Sibelco and provide for indemnification obligations by the distributors.

Agency Agreements

At the closing of the Merger, the combined company and Sibelco will enter into the Agency Agreements, pursuant to which each party will provide exclusive agency services with respect to the other party’s products within the applicable Industry and the applicable Agency Areas). In particular, the combined company will be the exclusive sales agent in North America and Mexico with respect to Sibelco’s products for the casting steel and HT alloys, display glass, foundry, feed amendments, tiles and engobes and welding (electronics) industries.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Sibelco will be the exclusive sales agent in North America and Mexico with respect to the combined company’s products for the coating and polymers industries and throughout the world with respect to the combined company’s products for the sanitaryware, ceramic ware, industrial ceramics and feed amendments industries.

As compensation for its services, each agent will receive a commission equal to five percent of the Net Sales of the products generated by the agent for which the producer received payment from a customer.

When acting as producer, the combined company and Sibelco, as applicable, will grant the agent a non-exclusive, non-transferable, revocable right to use its product trademarks in connection with the marketing and promotion of its products by the agent within an Agency Area.

The Agency Agreements will continue for a term of 20 years, unless terminated earlier in accordance with their terms. Each producer may terminate the Agency Agreement relating to its products, effective upon written notice to the agent, if the agent’s annual volume of generated product orders by Industry or Agency Area falls below the specified minimum for two consecutive calendar years during the term of the applicable Agency Agreement. However, if the producer has made available product volumes that are less than 2016 levels in such year(s), the producer may only terminate the Agency Agreement if the agent failed to generate orders for at least 80% of the product supply made available to it by the producer in such year(s). Each agent may terminate the respective Agency Agreement, effective upon written notice to the producer, if the producer fails to make any payment under the Agency Agreement within 10 days after the due date, and such failure has continued for 20 or more days after the producer receives written notice from the agent. The Agency Agreements will automatically terminate without any further action by the combined company or Sibelco if Sibelco ceases to own, directly or indirectly, more than 50% of the issued and outstanding shares of the combined company common stock. The Agency Agreements include other customary grounds for termination by the producer and by either of the combined company or Sibelco as well as customary responsibilities of the combined company and Sibelco and provide for indemnification obligations by the agents.

Non-Compete Agreement

At the closing of the Merger, the combined company and Sibelco will enter into the Non-Compete Agreement, pursuant to which the combined company and Sibelco will agree to refrain from selling, marketing, distributing or producing certain products within defined markets and territories and Sibelco will be provided a right of first offer with respect to certain acquisitions and investment opportunities of the combined company. The Non-Compete Agreement will automatically terminate when Sibelco, together with its controlled affiliates, cease to own more than 50% of the issued and outstanding shares of the combined company common stock (such time until the Non-Compete Agreement automatically terminates, the “Restricted Period”).

Permitted Activities of the Combined Company

Pursuant to the Non-Compete Agreement, the combined company and its controlled affiliates will be permitted to:

•	sell, market or distribute: (A) silica sand, calcium carbonate, lime, feldspathics, clay (including ball clay and kaolin), nepheline syenite, coated materials, phenolic resins and coated materials, and Black Lab materials and services, or other energy focused minerals (including API Barite and API Bentonite) (collectively, the “Combined Company Products”); (B) recycled materials (other than recycled glass or as otherwise agreed between the combined company and Sibelco); or (C) any product that is not a Combined Company Product ((B) and (C) being referred to herein as the “Sibelco Products”) to customers in the energy, foundry, glass, construction and building, sports and recreation, retail and DIY, biomass, ceramics, chemicals and agriculture industries (the “Combined Company Markets”) in the United States and its overseas territories, Canada or Mexico (collectively, the “Combined Company Territories”);

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

•	sell, market or distribute the Combined Company Products to customers in the energy market anywhere in the world;

•	sell, market or distribute silica sand and coated silica sand to customers in the water treatment market in the Combined Company Territories;

•	sell, market or distribute the Combined Company Products for foundry applications outside of the Combined Company Territories to customers that were foundry customers of Fairmount Santrol at the effective time;

•	sell, market, distribute or produce coated products to or for customers in the energy market anywhere in the world;

•	sell, market or distribute Black Lab products in existing markets as of the effective time; and

•	produce any Combined Company Products in any of the Combined Company Territories.

During the Restricted Period, subject to certain exceptions, the combined company will not, and will cause its controlled affiliates not to, directly or indirectly, own, manage, operate, control, participate in, acquire (or have the right to acquire) voting securities of, perform services for or otherwise carry on any business involved with any activities other than the activities set forth in the preceding paragraph.

Permitted Activities of Sibelco

Pursuant to the Non-Compete Agreement, Sibelco and its controlled affiliates will be permitted to:

•	sell, market or distribute the Combined Company Products or Sibelco Products to customers in the Combined Company Markets (other than the energy market) anywhere outside of the Combined Company Territories;

•	sell, market or distribute the Combined Company Products or Sibelco Products or provide any services to customers in markets other than the Combined Company Markets anywhere in the world;

•	produce the Combined Company Products (other than coated products for energy markets) anywhere outside of the Combined Company Territories, except for raw frac sand in any jurisdiction where Unimin or its controlled affiliates engaged in an acquisition or investment opportunity for raw frac sand with respect to which Sibelco and its controlled affiliates failed to exercise their ROFO Opportunity (as defined below) in accordance with the Non-Compete Agreement; and

•	produce the Sibelco Products or provide any services anywhere in the world.

During the Restricted Period, subject to certain exceptions, Sibelco will not, and will cause its controlled affiliates (other than the combined company and its controlled affiliates) not to, directly or indirectly, own, manage, operate, control, participate in, acquire (or have the right to acquire) voting securities of, perform services for or otherwise carry on any business involved with any activities other than the activities set forth in the preceding paragraph.

ROFO Opportunities

The combined company and its controlled affiliates will be permitted to pursue acquisitions or investment opportunities with respect to the production of (a) the Combined Company Products in the Combined Company Territories, (b) coated products for customers in the energy market outside of the Combined Company Territories, (c) raw frac sand outside of the Combined Company Territories and (d) any mineral that is not a Combined Company Product in the Combined Company Territories; provided that, if the combined company wishes to pursue any acquisition or investment opportunity with respect to items (c) or (d) above (each, a “ROFO Opportunity”) during the Restricted Period, it is required to first serve a written notice on Sibelco offering Sibelco or its controlled affiliates the right to pursue such ROFO Opportunity. The offer must remain open for acceptance by Sibelco for a period of 30 business days following service of such notice.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Sibelco and its controlled affiliates will be permitted to pursue any acquisitions or investment opportunities except for those referred to in items (a) and (b) of the preceding paragraph.

Termination

The Non-Compete Agreement may be terminated at any time by the written consent of the combined company and Sibelco. In addition, the Non-Compete Agreement will automatically terminate upon Sibelco, together with its controlled affiliates, ceasing to own more than 50% of the issued and outstanding shares of the combined company common stock.

Amended and Restated Certificate of Incorporation

The combined company’s certificate of incorporation will contain certain provisions that involve Sibelco, which are described below. For a more complete description of the terms of the combined company capital stock, see the section entitled “Description of Combined Company Capital Stock” in this proxy statement/prospectus.

Corporate Opportunities. The combined company’s certificate of incorporation will provide that, to the fullest extent permitted by applicable law, the combined company, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the combined company and its subsidiaries in, or in being offered an opportunity to participate in, the business opportunities that are from time to time presented to a Specified Party, or that are business opportunities in which a Specified Party participates or desires to participate, even if the opportunity is one that the combined company or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Specified Party will have no duty to communicate or offer such business opportunity to the combined company and, to the fullest extent permitted by law, will not be liable to the combined company or any of its subsidiaries or any combined company stockholder, for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, by reason of the fact that such Specified Party pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the combined company or its subsidiaries. Although any Specified Party who is a director and who is offered any business opportunity in his or her capacity as a director is obligated to communicate such opportunity to the combined company, the corporate opportunities provision will otherwise apply to the Specified Parties with respect to such opportunity, including, without limitation, the ability of the Specified Parties to pursue or acquire such opportunity or to direct such opportunity to another person.

Stockholder Action by Written Consent. The combined company’s certificate of incorporation will provide that, until the Trigger Date, any action required or permitted to be taken at any annual or special stockholders meeting may be taken without a meeting, without prior notice and without a vote, if a written consent, setting forth the action taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which a quorum is present. On and after the Trigger Date, subject to the rights of holders of any series of combined company preferred stock, combined company stockholders cannot take action by written consent.

Special Meetings of Stockholders. The combined company’s certificate of incorporation will provide that special meetings of combined company stockholders may be called only by the Combined Company Board and, prior to the Trigger Date, by the Secretary at the request of the holders of record of a majority of the outstanding shares of combined company common stock. From and after the Trigger Date, and subject to the rights of holders of any series of combined company preferred stock, combined company stockholders do not have the power to call a special meeting of stockholders.

Bylaw Amendments. The combined company’s certificate of incorporation will provide that, subject to the Stockholders Agreement, the Combined Company Board can adopt, amend or repeal the combined company’s bylaws. The combined company’s bylaws cannot be adopted, altered, amended or repealed by combined company stockholders (i) prior to the Trigger Date, except by the affirmative vote of holders of not less than a

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

majority in voting power of the then-outstanding shares of combined company common stock entitled to vote generally or (ii) after the Trigger Date, except by the affirmative vote of holders of not less than 66 2⁄3% in voting power of the then-outstanding shares of combined company common stock entitled to vote generally in the election of directors.

Amendments of the Certificate of Incorporation. The combined company will have the right to amend the combined company’s certificate of incorporation, subject to any express provisions contained in the certificate of incorporation, the combined company’s bylaws or the Stockholders Agreement. However, following the Trigger Date, the affirmative vote of the holders of at least 75% in voting power of the outstanding shares of combined company common stock entitled to vote generally in the election of directors is required to amend, alter or repeal the provisions in the certificate of incorporation related to the number and term of directors, stockholder action by written consent, special stockholders meetings, bylaw amendments, certificate of incorporation amendments and corporate opportunities.

Other Related Party Transactions

In March 2016, Unimin transferred all of its 100% ownership interest in Unimin de Brasil Ltda. to a wholly-owned subsidiary of Sibelco in exchange for one dollar. For further details see notes 7 and 14 of the notes to Unimin’s audited historical consolidated financial statements, copies of which are attached as Annex F to this proxy statement/prospectus.

In July 2014, Unimin entered into a loan agreement with Silfin, a wholly-owned subsidiary of Sibelco, providing for a term loan in the amount of $300 million and a fixed interest rate of 4.09%. In March 2016, Unimin repaid $35 million of the loan. The remaining balance of the loan will mature in July 2019, unless the agreement is terminated earlier. In July 2016, Unimin entered into a credit facility with Silfin, pursuant to which Unimin can draw upon an overdraft facility of up to $20 million. As of December 31, 2016, there were no borrowings outstanding under this overdraft facility with Silfin. In addition, Silfin has a $25 million revolving credit line from Bank of America guaranteed by Unimin. This guarantee and other Unimin’s agreements with Silfin are expected to be terminated and repaid in connection with the closing of the Merger.

Unimin sells minerals to and purchases minerals from Sibelco and certain of its affiliates under a number of intercompany sales agreements. Sales to these parties amounted to $6.8 million and $7.7 million in the years ended December 31, 2016 and 2015, respectively. Purchases from these parties amounted to $7.5 million and $8.7 million in the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, Unimin had accounts receivables from these parties of $1.2 million and accounts payable to these parties of $5.5 million. In addition, Sibelco provides certain services to and on behalf of Unimin. Effective as of the closing of the Merger, these agreements with Sibelco will be replaced with the Distribution Agreements, the Agency Agreements and the Non-Complete Agreement discussed above in “—Relationship with Sibelco.”

Related Party Transaction Policy

The Combined Company Board intends to adopt a written related party transactions policy to be effective as of the closing of the Merger. With respect to Sibelco, the applicable provisions regarding approval of transactions with Sibelco contained in the Stockholders Agreement will apply. For transactions with other interested parties, it is expected that, subject to review of such policy by the Combined Company Board, the policy will provide that all related party transactions that are required to be disclosed under SEC rules will be authorized or ratified by a majority of the disinterested directors of the Combined Company Board. For purposes of the policy, interested transactions include transactions, arrangements or relationships generally involving amounts greater than $120,000 in the aggregate in which the combined company is a participant and a related party has a direct or indirect interest. Related parties are deemed to include directors, director nominees, executive officers, beneficial owners of more than five percent of the combined company common stock, or an immediate family member of the preceding group. The Combined Company Board reserves the right to modify such policy from time to time following the closing of the Merger.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF COMBINED COMPANY CAPITAL STOCK

The following is a summary of the material terms of the combined company capital stock as set forth in the combined company’s certificate of incorporation and the combined company’s bylaws. This summary does not purport to be complete and may not contain all of the information about the combined company’s certificate of incorporation and the combined company’s bylaws that may be important to you. The rights and obligations of the combined company common stock are governed by the express terms and conditions of the combined company’s certificate of incorporation and the combined company’s bylaws and not by this summary or any other information contained in this proxy statement/prospectus. Fairmount Santrol stockholders are urged to read the combined company’s certificate of incorporation and the combined company’s bylaws carefully and in their entirety. This summary is qualified in its entirety by reference to the combined company’s certificate of incorporation and the combined company’s bylaws, copies of which are attached as Annexes C and D to this proxy statement/prospectus and incorporated by reference herein.

General

Pursuant to the Merger Agreement, the combined company will amend and restate its certificate of incorporation and bylaws effective upon the closing of the Merger. The combined company’s certificate of incorporation will authorize the issuance of             shares of common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share. Following the closing of the Merger, the combined company expects to have outstanding approximately            shares of common stock and no shares of preferred stock, based on the number of shares of Fairmount Santrol common stock outstanding on                      , 2018. Unimin also intends to change its name to “                 ” following the closing of the Merger.

Common Stock

Voting. The combined company’s certificate of incorporation will provide that, subject to the terms of the Stockholders Agreement, the terms of any series of combined company preferred stock and applicable law, the holders of shares of combined company common stock are entitled to one vote for each share on all questions presented to stockholders, the holders of shares of combined company common stock have the exclusive right to vote for the election of members of the Combined Company Board and for all other purposes, and the holders of combined company preferred stock are not entitled to vote at or receive notice of any meeting of combined company stockholders. In addition, unless otherwise required by law, holders of combined company common stock are not entitled to vote on any amendment to the combined company’s certificate of incorporation that relates solely to the terms of one or more outstanding series of combined company preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the combined company’s certificate of incorporation and Delaware law.

Dividends. Subject to the prior rights and preferences applicable to any series of combined company preferred stock, the holders of shares of combined company common stock are entitled to receive ratably in proportion to the number of shares of combined company common stock held by them, such dividends and distributions (payable in cash, stock or otherwise) as may be declared by the Combined Company Board at any time and from time to time out of any funds legally available therefor. The combined company does not expect to declare or pay any dividends following the closing of the Merger. The payment of cash dividends in the future will depend upon the combined company’s operations, cash requirements, legal restrictions and other factors deemed relevant by the Combined Company Board.

Liquidation. Subject to the terms of any series of combined company preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the combined company, after distribution in full of preferential amounts owed to the holders of shares of any series of combined company preferred stock, the holders of shares of combined company common stock are entitled to receive all of the remaining assets of the combined company available for distribution to combined company stockholders, ratably in proportion to the number of shares of combined company common stock held by them.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Alienability. The shares of combined company common stock to be issued in the Merger will be freely transferable under the Securities Act and the Exchange Act, except for shares issued to any stockholder who may be deemed to be an “affiliate” of the combined company for purposes of Rule 144 under the Securities Act. For restrictions on sales of combined company common stock applicable to Sibelco under the Stockholders Agreement, see the sections entitled “The Merger—Restrictions on Sales of Shares of the Combined Company Common Stock Received in the Merger” and “Certain Relationships and Related Party Transactions—Relationship with Sibelco—Stockholders Agreement.”

Rights and Preferences. Other than as provided in the Stockholders Agreement, holders of combined company common stock will have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the combined company common stock. The rights, preferences and privileges of the holders of combined company common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of combined company preferred stock that the combined company may designate and issue in the future. The shares of combined company common stock to be issued in the Merger will be duly authorized, validly issued, fully paid and non-assessable.

Authorized but unissued combined company common stock will be available for future issuances without combined company stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved combined company common stock could render it more difficult or discourage an attempt to obtain control of the combined company by means of a proxy contest, tender offer, merger or otherwise.

Preferred Stock

The Combined Company Board will have the authority, without further action by combined company stockholders, to issue up to             shares of combined company preferred stock from time to time in one or more series with such designations, powers, preferences and rights as may be determined by the Combined Company Board. Among other things, the Combined Company Board may determine if the series of combined company preferred stock is to have voting rights, the number of shares in the series, whether the shares of a series will be redeemable at the option of the combined company or the holders or upon the happening of any specified event, the redemption prices and the terms and conditions upon which such shares are redeemable, whether the shares will be subject to a retirement or sinking fund, the dividend rate or rates and whether dividends are payable in cash, stock or other property and the conditions upon which and the times when such dividends are payable, whether dividends are cumulative, the rights of holders of any series of preferred stock upon the voluntary or involuntary liquidation, dissolution or winding up of the combined company, whether any shares of preferred stock are convertible into shares of common stock or other securities at the option of the combined company or the holders or the happening of any specified event, the conversion price or prices or ratio or ratios or the rate or rates at which such conversion may be made, and such other powers, preferences, rights, qualifications, limitations and restrictions with respect to any series of preferred stock as the Combined Company Board determines to be advisable.

Accordingly, without action by combined company stockholders, the Combined Company Board may designate and authorize the issuance of additional classes or series of combined company preferred stock having voting rights, dividend rights, conversion rights, redemption provisions (including sinking fund provisions) and rights in liquidation, dissolution or winding up that are superior to those of the combined company common stock or which adversely affect the voting power or other rights of the holders of combined company common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control that may otherwise benefit holders of combined company common stock and may adversely affect the market price of the combined company common stock and the voting and other rights of the holders of combined company common stock.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Board of Directors

The combined company’s certificate of incorporation will provide that each director will serve for a term of one year or until his or her earlier death, resignation or removal. Subject to the Stockholders Agreement, and to the rights of holders of any series of combined company preferred stock to elect directors, the total number of directors will be determined from time to time by the Combined Company Board. Subject to the terms of the Stockholders Agreement, applicable law, the rights of holders of combined company preferred stock and the combined company’s certificate of incorporation, vacancies resulting from death, resignation, retirement, disqualification, removal from office or otherwise, and newly created directorships, may be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or a sole remaining director, and directors so chosen shall hold office for a term expiring at the annual meeting of combined company stockholders at which the term of office expires and until such director’s successor shall have been duly elected and qualified.

In accordance with the terms of the Merger Agreement and the Stockholders Agreement, the Combined Company Board will consist of 11 directors at the effective time: (i) six of the 11 directors will be Unimin-nominated directors, one of whom will be the chairman of the Combined Company Board, (ii) four of the 11 directors will be Fairmount-nominated directors, three of whom must qualify as independent directors, and (iii) the eleventh director will be the Chief Executive Officer of the combined company, who will be Ms. Deckard.

From the effective time until the day following the third annual meeting of combined company stockholders following the effective time, Sibelco and the other combined company stockholders who are parties to the Stockholders Agreement will vote all voting shares of combined company stock owned by them, and take all other necessary actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the combined company or otherwise), and the combined company and its directors will agreed to take all necessary actions within its and their control:

•	to ensure that the number of directors constituting the Combined Company Board is fixed at 11 directors;

•	prior to the Trigger Date, to nominate and vote to elect as directors:

•	the six Unimin-nominated directors;

•	the four Fairmount-nominated directors; and

•	the Chief Executive Officer of the combined company, from time to time; and

•	from and after the Trigger Date,

•	to cause the number of Unimin-nominated directors to be reduced so that the number of Unimin-nominated directors is at all times equal to the product of (x) Unimin’s percentage ownership of outstanding shares of the combined company and (y) the total number of directors authorized to serve on the Combined Company Board (rounded down to the nearest whole number); and

•	to nominate and vote to elect as directors:

•	the number of Unimin-nominated directors calculated as described above (reflecting Sibelco’s percentage ownership of outstanding shares of combined company common stock);

•	the number of individuals equal to the difference between six and the number of Unimin-nominated directors, nominated in accordance with the Stockholders Agreement (including the provisions regarding filling vacancies described below);

•	the Fairmount-nominated directors; and

•	the Chief Executive Officer of the combined company, from time to time.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

For the avoidance of doubt, at no time prior to the third annual meeting of combined company stockholders following the effective time will the number of Unimin-nominated directors be greater than one more than half of the total Combined Company Board, and the sole and exclusive right of Unimin or any Unimin-related party to nominate any director is limited to the provisions described above.

At least three of the Fairmount-nominated directors must qualify as independent directors under NYSE corporate governance rules. If a Fairmount-nominated director does not so qualify as independent, such director will be removed from the Combined Company Board and replaced by the remaining directors (provided that any such replacement must be independent).

From and after the third annual meeting date, the size and composition of the Combined Company Board may be adjusted by the Combined Company Board in accordance with the combined company’s certificate of incorporation and the combined company’s bylaws, subject to the applicable NYSE listing rules.

Under the terms of the Stockholders Agreement, from the effective time until the third annual meeting date, if a vacancy is created on the Combined Company Board at any time due to the death, disability, retirement, resignation or removal of a director, then:

•	if such director is a Unimin-nominated director, the remaining Unimin-nominated directors have the right to designate an individual to fill such vacancy;

•	if such director is a Fairmount-nominated director, then the remaining Fairmount-nominated directors nominated by Fairmount Santrol have the right to designate an individual to fill such vacancy;

•	prior to the Trigger Date, if the vacancy is caused by the death, disability, retirement, resignation or removal of a Fairmount-nominated director, and the Fairmount-nominated directors do not fill such vacancy for more than 30 days after notice from the combined company of such failure to fill the vacancy, then the vacant position will be filled by an individual designated by the Unimin-nominated directors then in office, but any such individual will be removed if the remaining Fairmount-nominated directors so direct and simultaneously designate a new director; and

•	if a vacancy is created on the Combined Company Board because of the removal of a Unimin-nominated director due to a decrease in Sibelco’s percentage ownership of outstanding shares of combined company common stock as described above, then the remaining directors will have the right to immediately designate a replacement for the removed director to fill such vacancy, provided that any such replacement must be an independent director.

In addition, from the effective time until the third annual meeting date, if the Chief Executive Officer of the combined company is removed or resigns as Chief Executive Officer of the combined company pursuant to the terms of such officer’s employment agreement, then such individual will also be removed as a director, and the successor Chief Executive Officer of the combined company will be appointed to the Combined Company Board in accordance with the combined company’s organizational documents.

Stockholder Action by Written Consent

The combined company’s certificate of incorporation will provide that, until the Trigger Date, any action required or permitted to be taken at any annual or special stockholders meeting may be taken without a meeting, without prior notice and without a vote, if a written consent, setting forth the action taken, is signed by the holders of outstanding shares of combined company stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which a quorum is present.

On and after the Trigger Date, subject to the rights of holders of any series of combined company preferred stock, combined company stockholders cannot take action by written consent.

The “Trigger Date” is defined as the earlier of (i) the close of business on the tenth business day following the date on which Sibelco and its affiliates no longer beneficially own more than 50% of the outstanding shares

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

of combined company common stock and (ii) the close of business on the business day following the public announcement by Sibelco that Sibelco has made an election that the “Trigger Date” has occurred.

Special Meetings of Combined Company Stockholders

The combined company’s certificate of incorporation will provide that special meetings of combined company stockholders may be called only by the Combined Company Board and, prior to the Trigger Date, by the Secretary at the request of the holders of record of a majority of the outstanding shares of combined company common stock. From and after the Trigger Date, and subject to the rights of holders of any series of combined company preferred stock, combined company stockholders do not have the power to call a special meeting of stockholders.

Corporate Opportunities

The combined company’s certificate of incorporation will provide that, to the fullest extent permitted by applicable law, the combined company, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the combined company and its subsidiaries in, or in being offered an opportunity to participate in, the business opportunities that are from time to time presented to Sibelco or any of its officers, directors, agents, members, affiliates and subsidiaries (other than the combined company and its subsidiaries) (each, a “Specified Party”), or that are business opportunities in which a Specified Party participates or desires to participate, even if the opportunity is one that the combined company or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Specified Party shall have no duty to communicate or offer such business opportunity to the combined company and, to the fullest extent permitted by law, will not liable to the combined company or any of its subsidiaries or any combined company stockholder, for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, by reason of the fact that such Specified Party pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the combined company or its subsidiaries.

Notwithstanding the foregoing, any Specified Party who is a combined company director and who is offered any business opportunity in his or her capacity as a combined company director is obligated to communicate such opportunity to the combined company, provided, however, that the protection of the corporate opportunities provision will otherwise apply to the Specified Parties with respect to such opportunity including, without limitation, the ability of the Specified Parties to pursue or acquire such opportunity or to direct such opportunity to another person.

Neither the amendment or repeal of the corporate opportunities provision in the combined company’s certificate of incorporation, nor, to the fullest extent permitted by applicable law, any modification of law, will eliminate, reduce or otherwise adversely affect any right or protection of any person granted pursuant to the corporate opportunity provision existing at, or arising out of or related to any event, act or omission that occurred prior to the time of such amendment, repeal or modification.

Forum Selection

The combined company’s certificate of incorporation will provide that, unless the combined company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the combined company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the combined company to the combined company or the combined company stockholders, (iii) any action asserting a claim against the combined company arising pursuant to any provision of the DGCL, the combined company’s certificate of incorporation or the combined company’s bylaws, or (iv) any action asserting a claim against the combined company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of combined company capital stock is deemed to have notice of and consented to this forum selection provision.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Opt Out of Section 203 of the DGCL

The combined company intends to opt out of the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, subject to certain exceptions. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and within the prior three years, did own, 15% or more of the corporation’s voting stock.

Bylaw Amendments

The combined company’s certificate of incorporation will provide that, subject to the Stockholders Agreement, the Combined Company Board can adopt, amend or repeal the combined company’s bylaws. The combined company’s bylaws cannot be adopted, altered, amended or repealed by combined company stockholders (i) prior to the Trigger Date, except by the affirmative vote of holders of not less than a majority in voting power of the then-outstanding shares of combined company common stock entitled to vote generally or (ii) after the Trigger Date, except by the affirmative vote of holders of not less than 66 2⁄3% in voting power of the then-outstanding shares of combined company common stock entitled to vote generally in the election of directors.

Charter Amendments

The combined company has the right to amend the combined company’s certificate of incorporation, subject to any express provisions contained in the combined company’s certificate of incorporation, the combined company’s bylaws or the Stockholders Agreement. However, following the Trigger Date, the affirmative vote of the holders of at least 75% in voting power of the outstanding shares of combined company common stock entitled to vote generally in the election of directors is required to amend, alter or repeal the provisions in the combined company’s certificate of incorporation related to the number and term of directors, combined company stockholder action by written consent, special stockholders meetings, bylaw amendments, amendments of the certificate of incorporation and corporate opportunities.

Advance Notice of Proposals and Nominations

The combined company’s bylaws will provide that combined company stockholders must give timely written notice to bring business before an annual meeting of combined company stockholders or to nominate candidates for election as directors at an annual meeting of combined company stockholders. Generally, to be timely, a combined company stockholder’s notice will be required to be delivered to the Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date the combined company first mailed its proxy materials for the preceding year’s annual meeting. The combined company’s bylaws will also specify the form and content of a combined company stockholder’s notice.

For additional detail on these provisions, please see “Comparison of Stockholder Rights Before and After the Merger” beginning on page 343 of this proxy statement/prospectus. These provisions may prevent combined company stockholders from bringing matters before an annual meeting of combined company stockholders or from nominating candidates for election as directors at an annual meeting of combined company stockholders.

Antitakeover Effects of Certain Provisions in the Charter and Bylaws

Provisions contained in the combined company’s certificate of incorporation and the combined company’s bylaws may delay or discourage transactions involving an actual or potential change in control or a change in management, including transactions in which combined company stockholders might otherwise receive a

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

premium for their shares or transactions that combined company stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the combined company’s common stock. Among other things, the combined company’s certificate of incorporation and the combined company’s bylaws will:

•	permit the Combined Company Board to issue up to shares of combined company preferred stock, with any rights, preferences and privileges as they may designate (including preferences over the combined company common stock);

•	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the Combined Company Board, subject to the rights of holders of any series of combined company preferred stock;

•	provide that all vacancies, including newly created directorships, may, except as otherwise provided in the Stockholders Agreement or required by law and subject to the rights of holders of combined company preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by combined company stockholders following the Trigger Date must be effected at a duly called annual or special meeting of combined company stockholders and may not be taken by written consent;

•	provide that combined company stockholders seeking to present proposals before a meeting of combined company stockholders or to nominate candidates for election as directors at a meeting of combined company stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that special meetings of combined company stockholders following the Trigger Date may be called only by the Combined Company Board pursuant to a resolution adopted by a majority of the total number of directors that the combined company would have if there were no vacancies;

•	provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain legal proceedings; and

•	provide that the Combined Company Board always has the power to make, rescind, alter, amend and repeal the combined company’s bylaws and that, following the Trigger Date, the combined company’s bylaws may be adopted, altered, amended or repealed by the holders of combined company common stock only upon the approval of at least 66 2⁄3% of the voting power of all the then outstanding shares of combined company common stock.

Additionally, the DGCL provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The combined company’s certificate of incorporation will not provide for cumulative voting in the election of directors.

Listing of the Combined Company’s Common Stock

Unimin has applied to list its common stock, which will become the shares of the combined company common stock received by Fairmount Santrol stockholders in the Merger, on the NYSE under the symbol “                .”

Transfer Agent

The transfer agent for the combined company common stock is                . The transfer agent’s address is                .

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

COMPARISON OF STOCKHOLDER RIGHTS BEFORE AND AFTER THE MERGER

The following is a summary of material differences between the rights of Fairmount Santrol stockholders prior to the closing of the Merger and the rights of combined company stockholders following the closing of the Merger. This summary is not intended to be a complete discussion of the respective rights of Fairmount Santrol stockholders and combined company stockholders and may not contain all of the information that is important to you. This summary is qualified in its entirety by reference to the DGCL and the governing documents of Fairmount Santrol and the combined company, which we urge you to read carefully and in their entirety. Unimin and Fairmount Santrol urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which Unimin and Fairmount Santrol refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a combined company stockholder and the rights of a Fairmount Santrol stockholder. Fairmount Santrol has filed its governing documents with the SEC and will send copies of these documents to you, without charge, upon your request. See the section entitled “Where You Can Find Additional Information” beginning on page 376 of this proxy statement/prospectus. The combined company’s certificate of incorporation and the combined company’s bylaws are included as Annex C and Annex D, respectively, to this proxy statement/prospectus.

Fairmount Santrol and the combined company are both incorporated under the laws of the State of Delaware, and the rights of the stockholders of each of Fairmount Santrol and the combined company will therefore be governed by the DGCL. The rights of Fairmount Santrol stockholders are currently governed by the Fairmount Santrol certificate of incorporation and the Fairmount Santrol bylaws, while the rights of the combined company stockholders will be governed by the combined company’s certificate of incorporation and the combined company’s bylaws. The rights of Sibelco as a combined company stockholder will also be governed by the Stockholders Agreement. Upon the closing of the Merger, each share of Fairmount Santrol common stock issued and outstanding immediately prior to the effective time (other than (1) shares owned by Fairmount Santrol or any wholly owned subsidiary of Fairmount Santrol (or held in the treasury of Fairmount Santrol), (2) shares owned by Sibelco or any of its subsidiaries and (3) shares held by any Fairmount Santrol stockholder who is entitled to appraisal rights and has properly exercised and perfected (and not effectively withdrawn or lost) such stockholder’s demand for appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration, consisting of the Stock Consideration, the Cash Consideration and cash paid in lieu of fractional shares, if any, without interest. As a result, upon the closing of the Merger, the rights of Fairmount Santrol stockholders who become combined company stockholders in the Merger will be governed by the combined company’s certificate of incorporation and the combined company’s bylaws and, with respect to Sibelco, the Stockholders Agreement, which will become effective concurrently with the closing of the Merger.

Fairmount Santrol	Combined Company

Company Name

Fairmount Santrol Holdings Inc.

Authorized and Outstanding Capital Stock

The total number of shares of stock that the corporation has authority to issue is 1,950,000,000 shares of capital stock, classified as (i) 100,000,000 shares of preferred stock, par value $0.01 per share, and (ii) 1,850,000,000 shares of common stock, par value $0.01 per share. As of the close of business on December 8, 2017, there were 224,092,378 shares of common stock and no shares of preferred stock issued and outstanding.	The total number of shares of stock that the corporation has authority to issue is shares of capital stock, classified as (i) shares of common stock, par value $0.01 per share, and (ii) shares of preferred stock, par value $0.01 per share.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

The certificate of incorporation provides that, except as provided in the terms of any preferred stock, the number of authorized shares of common stock or preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of either common stock or preferred stock voting separately as a class will be required therefor.	Same.

Common Stock

Each share of common stock will have identical rights and privileges in every respect. Common stock will be subject to the express terms of preferred stock and any series of preferred stock.

Voting. Except as provided in the certificate of incorporation, in the terms of preferred stock or by applicable law, the holders of shares of common stock are entitled to one vote for each such share upon all questions presented to the stockholders, the holders of shares of common stock have the exclusive right to vote for the election of directors and for all other purposes, and the holders of preferred stock are not entitled to vote at or receive notice of any meeting of stockholders. However, except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the certificate of incorporation or Delaware law.

Same, subject to the terms of the Stockholders Agreement.

Dividends. Subject to the prior rights of shares of preferred stock, the holders of shares of common stock are entitled to receive ratably in proportion to the number of shares of common stock held by them such dividends and distributions, if any, as may be declared by the board of directors at any time and from time to time out of funds legally available therefor.

Liquidation. Except as otherwise provided with respect to preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of preferred stock,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company
the holders of shares of common stock are entitled to receive all of the remaining assets of the corporation available for distribution to its stockholders, ratably in proportion to the number of shares of common stock held by them.

Preferred Stock

Preferred stock may be issued from time to time in one or more series. The shares of each series will have such designations and powers, preferences and rights, and qualifications, limitations and restrictions, as are stated and expressed in the certificate of incorporation and in the resolution or resolutions providing for the issue of such series adopted by the board of directors.

The board of directors may authorize the issuance of preferred stock from time to time in one or more series, and with respect to each series of preferred stock, to fix and state by the resolution or resolutions from time to time adopted providing for the issuance thereof the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to each series of preferred stock.

Same.

The board of directors may increase the number of shares of preferred stock designated for any existing series by a resolution increasing the number of shares designated as such series from the authorized and unissued shares of preferred stock not designated for any other series. The board of directors may decrease the number of shares of preferred stock designated as any existing series to a number not less than the number of shares of such series then outstanding by a resolution decreasing the number of shares of preferred stock designated as such existing series.

Number of Directors

The certificate of incorporation provides that the total number of directors will be determined from time to time exclusively by resolution of the board of directors. The bylaws provide that the initial number of directors will be seven. The Fairmount Board currently has 10 members.

The certificate of incorporation provides that, subject to the Stockholders Agreement, the total number of directors will be determined from time to time by resolution of the board of directors. The bylaws provide that the initial number of directors will be 11.

The Stockholders Agreement provides that (1) from the effective date of the Merger until the day following the third annual meeting of the combined company stockholders following the effective date of the Merger, Sibelco and the other combined company stockholders who are parties to the Stockholders

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company
Agreement will vote their shares and take all other actions necessary to cause the board of directors to consist of 11 directors, and (2) thereafter, the size and composition of the board of directors may be adjusted by the board of directors in accordance with the certificate of incorporation and bylaws, subject to the applicable listing rules of the NYSE.

Term of Office of Directors

Each director will serve for a term of three years or until his or her earlier death, resignation or removal. The directors are divided into three classes (designated as Class I, Class II or Class III) serving staggered three-year terms.	Each director will serve for a term of one year or until his or her earlier death, resignation or removal.

Number of Independent Directors

Pursuant to NYSE listing requirements, the board of directors must have a majority of independent directors. As of the date of this proxy statement/prospectus, nine out of 10 members of the board of directors are independent.	Pursuant to NYSE listing requirements, because Sibelco will own more than 50% of the outstanding shares of common stock, the corporation will be a controlled company and does not need to have a majority of independent directors; provided that at least three of the Fairmount-nominated directors must qualify as “independent” under NYSE listing requirements.

Election of Directors

Subject to the rights of holders of preferred stock, at any meeting of stockholders at which directors are to be elected, so long as a quorum is present, the directors will be elected by a plurality of the votes validly cast in such election.	Same, but also subject to the Stockholders Agreement.

Removal of Directors

Under Section 141 of the DGCL, any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

The certificate of incorporation and bylaws provide that, subject to the rights of holders of preferred stock, if any, to elect additional directors, any director may be removed only for cause, upon the affirmative vote of the holders of at least 75% of the outstanding shares of stock entitled to vote generally for the election of directors.

The certificate of incorporation and bylaws do not contain a provision regarding removal of directors. Accordingly, under Delaware law, any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote, subject to the terms of the Stockholders Agreement.

The Stockholders Agreement provides that, following the date on which Sibelco and its affiliates own less than 50% of the outstanding shares of common stock, in some cases if Sibelco’s proportional share ownership decreases, a Unimin-nominated director must be removed in order to cause the number of Unimin-nominated directors to equal Sibelco’s

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company
proportional share ownership and such vacancy must be filled by the remaining directors (provided that any such replacement must be an independent director). The Stockholders Agreement also provides that at all times three of the Fairmount-nominated directors must qualify as independent directors, and if the number of such directors is less than three as a result of any Fairmount-nominated director no longer qualifying as an independent director, such non-qualifying director must be removed from the board of directors and the vacancy filled by the remaining directors (provided that any such replacement must be an independent director).

Board Vacancies

The certificate of incorporation and bylaws provide that, subject to the rights of holders of preferred stock, any vacancies on the board of directors and newly created directorships will be filled exclusively by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director.	The bylaws provide that, subject to the certificate of incorporation, the Stockholders Agreement, applicable law and the rights of the holders of any series of preferred stock, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors, or a sole remaining director.

In accordance with the Stockholders Agreement, from the effective date of the Merger until the third annual meeting date, if a vacancy is created on the board of directors at any time due to the death, disability, retirement, resignation or removal of a director, then

•  if such director is a Unimin-nominated director, the remaining Unimin-nominated directors have the right to designate an individual to fill such vacancy;

•  if such director is a Fairmount-nominated director, then the remaining Fairmount-nominated directors have the right to designate an individual to fill such vacancy;

•  prior to the Trigger Date, if the vacancy is caused by the death, disability, retirement, resignation or removal of a Fairmount-nominated director, and the Fairmount-

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

nominated directors do not fill such vacancy for more than 30 days after notice from the combined company of such failure to fill the vacancy, then the vacant position will be filled by an individual designated by the Unimin-nominated directors then in office, but any such individual will be removed if the remaining Fairmount-nominated directors so direct and simultaneously designate a new director;

•  if a vacancy is created on the board of directors because of the removal of a Unimin-nominated director due to a decrease in Sibelco’s percentage ownership of outstanding shares of common stock, then the remaining directors will have the right to immediately designate a replacement for the removed director to fill such vacancy, provided that any such replacement must be an independent director; and

•  from the effective time until the third annual meeting date, if the Chief Executive Officer of the combined company is removed or resigns as Chief Executive Officer of the combined company pursuant to the terms of such officer’s employment agreement, then such individual will also be removed as a director, and the successor Chief Executive Officer of the combined company will be appointed to the Combined Company Board in accordance with the combined company’s organizational documents.

Board Action by Written Consent

Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all members of the board of directors or committee, as the case may be, consent thereto in writing, including by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board of directors or committee. Such consent has the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.	Same, except as may otherwise be provided in the certificate of incorporation.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

Power of the Board of Directors

The bylaws provide that, except as otherwise provided by the certificate of incorporation or the DGCL, the business and affairs of the corporation will be managed by or under the direction of the board of directors. In addition to the powers and authorities expressly conferred on them by the bylaws, the board of directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or bylaws required to be exercised or done by the stockholders. The directors will act only as a board of directors and the individual directors will have no power as such.	Same.

Committees

The bylaws provide that the board of directors may designate one or more committees, consisting of one or more directors of the corporation, including, if they so determine, an executive committee. Any such designated committee, to the extent permitted by law and to the extent provided in the resolutions of the board of directors, will have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation.

Under Delaware law, the board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by Chapter I of the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

Same.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

Fiduciary Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers to manage or oversee the management of the corporation, directors owe fiduciary duties of loyalty and care to the corporation and its stockholders.

Duty of care

The duty of care requires that a director make informed business decisions with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available prior to making a business decision.

Same.

Duty of loyalty

The duty of loyalty requires that a director act in good faith and in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. Further, Delaware courts will generally require the directors to demonstrate that a self-dealing transaction was entirely fair to the corporation.

Business judgment rule

A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that disinterested directors have made decisions on an informed basis with a good faith belief that the decisions are in the best interests of the corporation, in accordance with the duties of care and loyalty. Under the business judgment standard, a Delaware court will uphold director conduct unless such conduct cannot be attributed to any rational business purpose. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. If the presumption is rebutted, the directors must show the procedural fairness of the transaction and that the transaction was of fair value to the stockholders of the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

corporation. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions.

Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Limitation of Personal Liability of Directors

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director:

•  breached the duty of loyalty to the corporation or its stockholders;

•  failed to act in good faith, engaged in intentional misconduct or knowingly violated a law;

•  authorized the payment of a dividend or approved a stock purchase or redemption in violation of Section 174 of the DGCL; or

•  obtained an improper personal benefit.

The certificate of incorporation provides that no director will be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from, or limitation of, liability is not permitted under the DGCL as it existed on the date the certificate of incorporation was adopted. In addition to the circumstances in which a director of a corporation is not personally liable as set forth above, such director will not be liable to the fullest extent permitted by any amendment to the DGCL subsequently enacted that further limits the liability of a director. Any amendment, repeal or modification of these provisions of the certificate of incorporation will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Same.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

Indemnification of Directors and Officers

The certificate of incorporation provides that the corporation will indemnify and advance expenses to each director or officer to the fullest extent permitted by Delaware law. The bylaws provide that each person who was or is a party to, is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or its subsidiaries (or is or was serving at the request of the corporation as an officer or director of any other entity) shall be indemnified and held harmless by the corporation, to the fullest extent permitted by Delaware law against all expenses and liabilities which were suffered or reasonably incurred by such person in connection therewith, so long as such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of

The certificate of incorporation and bylaws include the same provisions.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) that such officer or director has actually and reasonably incurred.

The corporation has entered into indemnification agreements with each of its directors and officers. These agreements require the corporation to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to the corporation, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Advancement of Expenses

The certificate of incorporation provides that the corporation will indemnify and advance expenses to each of its directors or officers to the fullest extent permitted by Delaware law. The bylaws provide that the corporation will, to the fullest extent not prohibited by law, advance all expenses incurred by a present or former director or officer in defending any proceeding prior to the final disposition of such proceeding upon written request of such person and delivery of an undertaking by such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

Section 145 of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Same.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

D&O Insurance

Under Section 145 of the DGCL, a corporation has power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section. The corporation has purchased D&O insurance for the benefit of its directors and officers.	Same. The corporation expects to purchase D&O insurance for the benefit of its directors and officers.

Directors’ Conflicts of Interest

Under Section 144 of the DGCL, a contract or transaction in which a director has an interest will not be voidable solely for this reason if:

•  the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum;

•  the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•  the transaction is fair to the corporation as of the time it is authorized, approved or ratified.

The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void.

Same.
Annual Meeting of Stockholders

The annual meeting of the stockholders will be held on such date and at such place, if any, either within or	Same.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company
without the state of Delaware, and time as may be fixed by resolution of the board of directors unless, subject to the corporation’s certificate of incorporation as it may be amended and restated from time to time, the stockholders have acted by written consent. Any proper business may be transacted at the annual meeting. The board of directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the board of directors.
Place of Meeting

The board of directors will designate the place of meeting for any annual meeting or any special meeting of the stockholders. If no designation is so made, the place of meeting will be the principal executive offices of the corporation. The board of directors, acting in its sole discretion, may establish guidelines and procedures in accordance with applicable provisions of the DGCL and any other applicable law for the participation by stockholders and proxyholders in a meeting of stockholders by means of remote communications, and may determine that any meeting of stockholders will not be held at any place but will be held solely by means of remote communication.	Same.
Quorum for Stockholders Meetings

Section 216 of the DGCL provides that, for stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting and, in the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

The bylaws provide that, except as otherwise provided by law or in the certificate of incorporation or bylaws, the holders of a majority in voting power of the outstanding shares entitled to vote at a meeting, present in person or represented by proxy, constitute a quorum at such stockholders meeting. When a separate vote by a class or series of stock is required, the holders of a majority of the outstanding shares of such class or series, represented in person or by proxy, will constitute a quorum of such class or series with respect to the vote on that matter.

Same.
Shares of its own stock belonging to the company or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company
the company (other than stock held in fiduciary capacity), are not entitled to vote and are not counted for quorum purposes.

Adjournment of a Meeting

The chairman of the meeting or the holders of a majority in voting power of the shares represented at a meeting are entitled to adjourn the meeting from time to time, whether or not there is a quorum. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

At the adjournment meeting, the corporation may transact any business which might have been transacted at the original meeting. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Same.

Vote Required

Generally, in all matters other than the election of directors and certain non-binding advisory votes described below, the affirmative vote of the holders of a majority in power voting of the shares of stock of the corporation present in person or represented by proxy at the meeting and entitled to vote on the matter constitutes the act of the stockholders. With respect to any non-binding advisory matter as to which there are more than two possible vote choices, a plurality of the votes validly cast is considered the recommendation of the stockholders.	Same.

Cumulative Voting

Section 214 of the DGCL provides that stockholders of a Delaware corporation do not have cumulative voting rights in the election of directors unless such rights are granted in the certificate of incorporation of the corporation. The certificate of incorporation does not provide for cumulative voting.	Same.

Special Meeting of Stockholders

Under Delaware law, stockholders generally do not have the right to call meetings of stockholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its	In accordance with the certificate of incorporation, special meetings of stockholders may only be called by the board of directors pursuant to a resolution adopted by a majority of the total number of directors

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of any stockholder or director.

In accordance with the certificate of incorporation, special meetings of stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which the company would have if there were no vacancies. Stockholders do not have the power to call a special meeting of stockholders. In accordance with the bylaws, the board of directors may postpone, reschedule or cancel any special meeting of stockholders that it previously scheduled.

which the corporation would have if there were no vacancies. Prior to the Trigger Date, special meetings may also be called by the Secretary of the corporation at the request of holders of record of a majority of the outstanding shares of common stock. From and after the Trigger Date, and subject to the rights of holders of any series of preferred stock, the stockholders do not have the power to call a special meeting of stockholders.

Notice of Stockholders Meetings

Whenever stockholders are required or permitted to take any action at a meeting, notice of each stockholders meeting shall be given to each stockholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting. The notice must state the place, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. If mailed, such notice will be deemed to be delivered when deposited in the U.S. mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the books of the corporation. The corporation may provide stockholders with notice of a meeting by electronic transmission in accordance with applicable law.	Same.

Stockholder Action by Written Consent

Any action required or permitted to be taken at any annual meeting or special meeting of stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by written consent such stockholders.	Prior to the Trigger Date, any action required or permitted to be taken at any annual meeting or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote of the stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

On or after the Trigger Date, any action required or permitted to be taken by the stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

Proxy

At all meetings of stockholders, each stockholder entitled to vote may authorize another person to act for such stockholder by proxy given in any manner permitted by law. No proxy shall be voted or acted upon after three years from its authorization date, unless the proxy provides for a longer period.

Every proxy is revocable at the pleasure of the stockholder executing it unless the proxy states that it is irrevocable and applicable law makes it irrevocable. A stockholder may revoke a proxy that is not irrevocable by attending the meeting and voting in person, by filing an instrument in writing revoking the proxy, or by filing another duly executed proxy bearing a later date with the Secretary.

Same.

Stockholder Proposals

General

Stockholders may nominate persons for election to the board and propose other business to be considered at the annual or special stockholders meeting if various conditions specified in the bylaws are satisfied. In particular, a proposal may be made by a stockholder who (i) was a stockholder of record at the time of giving of notice and at the time of the annual or special meeting, as applicable, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in the bylaws as to such business or nomination.

If the stockholder does not appear at the annual or special meeting of stockholders to present a nomination or proposed business, such nomination will be disregarded and such proposed business will not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation.

Proposals for an annual meeting

The stockholder intending to propose the nomination or business to the annual stockholders meeting, must

Same, except that prior to the Trigger Date, Sibelco will not be subject to the notice procedures with respect to annual and special stockholders meetings.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

deliver written notice to the Secretary of the corporation at the principal executive offices of the corporation, generally, not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation.

Proposals for a special meeting

In the event a special meeting of stockholders is called for the purpose of electing one or more directors to the board of directors, a qualified stockholder may nominate a person or persons for election to such position(s), if his or her notice with respect to such nomination is delivered to the Secretary of the corporation at the corporation’s principal executive offices not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting and the 10th day following the day on which public announcement is first made by the corporation of the date of the special meeting.

Information requirements

To be in proper form, a stockholder’s notice must contain certain specified information and documents relating to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (including, among others, their ownership of stock of the corporation or any derivative instrument relating to stock of the corporation) and the persons to be nominated or the matters to be brought before the meeting.

Stockholders are also required to comply with applicable requirements of the Exchange Act relating to stockholder proposals.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

Rights of Inspection

Under the DGCL, a stockholder or his or her agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand under oath stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Chancery Court for an order to compel such inspection.	Same.

Preemptive Rights

Stockholders do not have preemptive rights to acquire newly issued shares of common stock.

There are no preemptive rights provided in the certificate of incorporation or bylaws. However, pursuant to the Stockholders Agreement, the corporation has granted to Sibelco a right to purchase its pro rata portion of any common stock or other capital stock that the corporation may from time to time propose to issue or sell to any person, other than any such securities issued in connection with:

•  a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option, employee stock purchase or similar equity-based plans or other compensation agreement;

•  any acquisition by the corporation of the stock, assets, properties or business of any person;

•  a stock split, stock dividend or any similar recapitalization; or

•  any issuance of warrants or other similar rights to purchase common stock to lenders or other institutional investors in any arm’s length transaction providing debt financing to the corporation or any of its subsidiaries approved by the board of directors.

Dividends

Except as otherwise provided by law or the certificate of incorporation, the board of directors may from time to time declare, and the corporation may pay, dividends on	Same.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company
its outstanding shares of capital stock, which dividends may be paid in either cash, property or shares of capital stock.

Exclusive Forum

The certificate of incorporation provides that unless the company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the corporation’s directors, officers, employees or agents to the corporation or its stockholders; (iii) any action asserting a claim against the corporation arising pursuant to any provision of the DGCL or the certificate of incorporation or bylaws; or (iv) any action asserting a claim against the corporation that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

The certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares will be deemed to have notice of and to have consented to this forum selection provision.

Same.

Approval of Mergers and Other Corporate Transactions

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the DGCL or the certificate of incorporation provide otherwise. The certificate of incorporation does not provide otherwise.	Same.

Business Combinations with Interested Stockholders

The corporation has elected not to be governed by, and shall not be subject to the provisions of, Section 203 of the DGCL.

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination (as defined in Section 203) with any

The corporation will elect not to be governed by, and shall not be subject to the provisions of, Section 203 of the DGCL.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company

“interested stockholder” (generally a person who beneficially owns 15% or more of a corporation’s voting stock) for a period of three years following the date that the stockholder became an interested stockholder, unless (1) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors before the date the interested stockholder attained that status; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (3) on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder. A corporation may elect not to be subject to Section 203 of the DGCL.

Dissolution

Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all stockholders entitled to vote thereon consent in writing to such dissolution.

Each share of common stock outstanding is entitled to participate equally in any distribution of net assets made to the stockholders in the liquidation, dissolution or winding-up of the corporation.

Same.

Corporate Opportunities

The certificate of incorporation provides that, to the fullest extent permitted by applicable law, the corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities, other than opportunities related to hydraulic fracturing proppants, that are from time to time presented to American Securities LLC or any of its officers, directors, agents, members, affiliates and subsidiaries or are business opportunities in which such parties participate or desire to participate, even if the opportunity is one that the corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to	Same, except the provision references Sibelco rather than American Securities LLC and does not provide an exception for hydraulic fracturing proppants.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company
pursue if granted the opportunity to do so, and each such party shall have no duty to communicate or offer such business opportunity to the company and, to the fullest extent permitted by applicable law, shall not be liable to the corporation or any of its subsidiaries or any stockholder for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, by reason of the fact that such party pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity to the corporation or its subsidiaries. Notwithstanding the foregoing, a party who is a director of the corporation and who is offered a business opportunity in his or her capacity as a director or officer of the company will be obligated to communicate this opportunity to the corporation, provided, however, that all of the protections of the business opportunities provision will otherwise apply to the parties with respect to such opportunity, including without limitation the ability of the parties to pursue or acquire such opportunity or to direct such opportunity to another person.

Amendments to Certificate of Incorporation

Generally, amendments to the certificate of incorporation of a Delaware corporation, except for a limited number of amendments set out in Section 242 of the DGCL, require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

The certificate of incorporation provides that the certificate of incorporation may be amended in the manner prescribed by the DGCL; provided, however, that the affirmative vote of the holders of at least 75% in voting power of the outstanding shares entitled to vote generally in the election of directors is required to amend, alter, change or repeal the provisions in the certificate of incorporation related to the classified board of directors, stockholder action by written consent, stockholder rights to call special meetings,

The certificate of incorporation may be amended in the manner prescribed by law, which generally requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon. However, following the Trigger Date, the affirmative vote of the holders of at least 75% in voting power of the outstanding shares entitled to vote generally in the election of directors (voting together as one class) shall be required to amend, alter or repeal the provisions in the certificate of incorporation related to the number and term of directors, stockholder action by written consent, stockholder rights to call special meetings, bylaw amendments, corporate opportunities and amendments of the certificate of incorporation or to adopt any provision inconsistent therewith.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol	Combined Company
bylaw amendments, corporate opportunities and amendments of the certificate of incorporation.

Amendments to Bylaws

The bylaws may be adopted, amended or repealed by either (1) a resolution adopted by a majority of the board of directors or (2) by the affirmative vote of the holders of at least 66 2⁄3% in voting power of the then-outstanding shares entitled to vote thereon.	The bylaws may be adopted, amended or repealed by the board of directors. In addition, (1) prior to the Trigger Date, the bylaws may be adopted, amended or repealed by the affirmative vote of holders of not less than a majority in voting power of the then- outstanding shares of common stock entitled to vote generally in the election of directors and (2) after the Trigger Date, the bylaws may be adopted, amended or repealed by the affirmative vote of holders of not less than 66 2⁄3% in voting power of the then-outstanding shares of common stock entitled to vote generally in the election of directors (considered for this purpose as one class).

Stockholder Suits

Class actions and derivative actions are generally available to the stockholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Generally, the corporation may be sued under federal securities law, and under the DGCL, and stockholders may bring derivative actions on behalf of the company to enforce the rights of the corporation. A person may institute and maintain a derivative suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Same.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

APPRAISAL RIGHTS OF FAIRMOUNT SANTROL STOCKHOLDERS

General. Record holders of Fairmount Santrol common stock who comply with the procedures summarized below will be entitled to appraisal rights if the Merger is completed. Under Section 262, holders of shares of Fairmount Santrol common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the Merger Consideration, to have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) at the closing of the Merger, judicially determined and paid to them in cash by complying with the provisions of Section 262. Under Section 262, when a merger is submitted for approval at a meeting of stockholders as in the case of approval of the Fairmount Santrol Merger proposal, Fairmount Santrol, not less than 20 days prior to the meeting, must notify each stockholder who was a Fairmount Santrol stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus constitutes the required notice.

The following is a brief summary of Section 262, which sets forth the procedures for demanding and perfecting statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this proxy statement/prospectus as Annex E. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex E. Failure to comply timely and properly with the requirements of Section 262 may result in the loss of your appraisal rights under the DGCL. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

How to Exercise and Perfect Your Appraisal Rights. Fairmount Santrol stockholders of record who desire to exercise their appraisal rights must do all of the following:

(i)	not vote in favor of the Fairmount Santrol Merger proposal;

(ii)	deliver in the manner set forth below a written demand for appraisal of such stockholder’s shares to the Secretary of Fairmount Santrol prior to the vote on the approval of the Fairmount Santrol Merger proposal at the special meeting;

(iii)	continuously hold the shares of record from the date of making the demand through the closing of the Merger; and

(iv)	such stockholder or the surviving company in the Merger (or any other stockholder that has properly demanded appraisal rights and is otherwise entitled to appraisal rights) must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time.

Who May Exercise Appraisal Rights. Only a holder of record of Fairmount Santrol common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the certificate(s) representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a tenancy or tenancy in common, the demand must be executed by or on behalf of all owners. An authorized agent, including an agent of two or more owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should consult with the record owner to determine the appropriate procedures for having the record holder make a demand for appraisal with respect to the beneficial owner’s shares. Any holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. A demand for appraisal with respect to such shares must be made by or on behalf of the depository nominee and it must identify the depository nominee as the record owner. Any beneficial holder of shares desiring to demand and perfect appraisal rights with respect to such shares that are held through a bank, brokerage firm or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Fairmount Santrol of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of the holder’s shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to:

Attention: Secretary

Fairmount Santrol Holdings Inc.

8834 Mayfield Road

Chesterland, Ohio 44026

(800) 255-7263

The written demand for appraisal should specify the stockholder’s name and mailing address. The written demand must reasonably inform Fairmount Santrol that the stockholder intends thereby to demand an appraisal of his, her or its shares. The written demand must be received by Fairmount Santrol prior to the vote on the Fairmount Santrol Merger proposal at the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the approval of the Fairmount Santrol Merger proposal will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder seeking to demand appraisal must not vote its shares of Fairmount Santrol common stock in favor of approval of the Fairmount Santrol Merger proposal. An executed proxy that does not contain voting instructions will, unless revoked, be voted in favor of approval of the Fairmount Santrol Merger proposal and will cause the stockholder’s right of appraisal to be lost. Therefore, a stockholder who desires to exercise appraisal rights should, in addition to demanding and perfecting its appraisal rights in accordance with Section 262, either (1) refrain from executing and submitting the enclosed proxy card or (2) vote by proxy against the approval of the Fairmount Santrol Merger proposal or affirmatively register an abstention with respect thereto.

Notwithstanding a stockholder’s compliance with the foregoing requirements, Section 262 provides that, because, immediately prior to the Merger, Fairmount Santrol common stock was listed on a national securities exchange, the Delaware Chancery Court will dismiss the proceedings as to all holders of shares of Fairmount Santrol common stock who are otherwise entitled to appraisal rights unless (1) the total number of shares of Fairmount Santrol common stock entitled to appraisal exceeds 1% of the outstanding shares of Fairmount Santrol common stock eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of shares of Fairmount Santrol common stock entitled to appraisal exceeds $1 million.

Actions After the Closing of the Merger. Within 10 days after the closing of the Merger, the surviving company in the Merger must give notice of the date that the Merger became effective to each Fairmount Santrol

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

stockholder who has properly filed a written demand for appraisal, who did not vote in favor of the Fairmount Santrol Merger proposal and who has otherwise complied with Section 262. At any time within 60 days after the closing of the Merger, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration the stockholder is entitled pursuant to the Merger by delivering to the surviving company in the Merger a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger Consideration. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the surviving company.

Within 120 days after the closing of the Merger, but not thereafter, either the surviving company in the Merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the Merger in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. The surviving company in the Merger is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, stockholders seeking to exercise appraisal rights should not assume that the surviving company in the Merger will file such a petition or that the surviving company in the Merger will initiate any negotiations with respect to the fair value of such shares. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the closing of the Merger, all stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the Merger Consideration as provided for in the Merger Agreement. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the closing of the Merger.

Within 120 days after the closing of the Merger, any stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving company a statement setting forth the aggregate number of shares of Fairmount Santrol common stock not voting in favor of the Merger and with respect to which demands for appraisal were received by the surviving company and the number of holders of such shares. A person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving company for the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving company.

If a petition for appraisal is duly filed by a Fairmount Santrol stockholder and a copy of the petition is delivered to the surviving company in the Merger, then the surviving company will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Fairmount Santrol common stock and with whom agreements as to the value of their shares of common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition and determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Delaware

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the shares of Fairmount Santrol common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

After a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on an appraisal award from the date the Merger is completed through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the date the Merger is completed and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in an appraisal proceeding, the surviving company may pay to each stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such stockholder), in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, on the amount determined to be fair value, to the stockholders entitled to receive the same upon the surrender by such holders of the certificates representing their shares, if any, or immediately in the case of any uncertificated shares. The parties have made no determination as to whether such a payment will be made if the Merger is completed, and the surviving company in the Merger reserves the right to make such a payment upon the closing of the Merger.

In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining the fair value in an appraisal proceeding and stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined by the Delaware Court of Chancery under Section 262 could be more than, the same as, or less than the Merger Consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262. Each of Fairmount Santrol and Unimin reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Fairmount Santrol common stock is less than the applicable Merger Consideration.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness fees, although upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the date of the closing of the Merger, any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the closing of the Merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the closing of the Merger.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex E to this proxy statement/prospectus. To the extent there are any inconsistencies between the foregoing summary and Section 262, Section 262 and the DGCL will govern.

The process of demanding and exercising appraisal rights requires strict compliance with technical requirements. Failure to comply strictly with all the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. In that event, a stockholder will be entitled to receive the Merger Consideration for his or her shares in accordance with the Merger Agreement. In view of the complexity of the provisions of Section 262, Fairmount Santrol stockholders considering exercising their appraisal rights under the DGCL should consult their own legal advisor.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Freshfields Bruckhaus Deringer US LLP, New York, New York will pass upon the validity of the shares of common stock of Unimin Corporation offered by this proxy statement/prospectus.

EXPERTS

Unimin

The consolidated financial statements of Unimin Corporation and subsidiaries (in this section, collectively, “Unimin”) as of December 31, 2016 and for the years ended December 31, 2016 and 2015 appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP (“EY”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Prior to the engagement of EY as Unimin’s independent registered public accounting firm under the standards of the Public Company Accounting Oversight Board (“PCAOB”), other member firms of Ernst & Young Global Limited (“EYG”) were engaged to perform and completed certain legal services in Finland, Singapore, and Czech Republic for subsidiaries of Sibelco, the parent of Unimin. The entities for whom the engagements were performed are affiliates of Unimin under the SEC independence rules by virtue of being under common control. These legal services were inconsistent with the auditor independence rules of Regulation S-X and the PCAOB relative to EY’s audits of the consolidated financial statements of Unimin under the PCAOB standards. None of the professionals who provided the services was a member of the EY audit engagement team with respect to the audits of Unimin’s consolidated financial statements. The services were not related to, and did not affect, the consolidated financial statements of Unimin or EY’s audits. Total fees collected by the other EYG member firms for the legal services were insignificant in relation to the fees for EY’s audit.

After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matters do not impair EY’s ability to exercise objective and impartial judgment in connection with its audits of Unimin’s consolidated financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of Unimin’s consolidated financial statements. After considering these matters, Unimin’s management and the audit committee charged with governance concur with EY’s conclusions.

The information appearing in this proxy statement/prospectus concerning estimates of Unimin’s proven mineral reserves was derived from the report of GZA GeoEnvironmental, Inc., independent mining engineers and geologists, and has been included herein under the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

Fairmount Santrol

The financial statements of Fairmount Santrol Holdings Inc. incorporated in this proxy statement/prospectus by reference from the Fairmount Santrol Holdings Inc. Annual Report on Form 10-K for the year ended December 31, 2016 and the effectiveness of Fairmount Santrol Holdings Inc.’s internal control over financial reporting have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The information appearing in and incorporated by reference into this proxy statement/prospectus concerning estimates of Fairmount Santrol’s proven mineral reserves was derived from the report of GZA GeoEnvironmental, Inc., independent mining engineers and geologists, and has been included and incorporated by reference herein under the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

ADVISORY VOTE ON MERGER-RELATED COMPENSATION

FOR FAIRMOUNT SANTROL’S NAMED EXECUTIVE OFFICERS

(PROPOSAL 2)

Fairmount Santrol is requesting the Fairmount Santrol stockholders’ approval, on an advisory (non-binding) basis, of specified compensation that may be payable to Fairmount Santrol’s named executive officers in connection with the Merger and therefore is asking stockholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Fairmount Santrol’s named executive officers in connection with the Merger, as disclosed in the table in the section of the proxy statement entitled “Advisory Vote on Merger-Related Compensation for Fairmount Santrol’s Named Executive Officers,” including the associated narrative discussion, and the agreements pursuant to which such compensation may be paid or become payable, are hereby APPROVED on an advisory basis.”

The advisory vote on executive compensation payable in connection with the Merger is a vote separate and apart from the vote to approve the Fairmount Santrol Merger proposal, and approval of such executive compensation is not a condition to the closing of the Merger. Accordingly, you may vote to approve the advisory executive compensation and vote not to approve the Fairmount Santrol Merger proposal or vice versa. Because the vote is advisory in nature only, it will not be binding on either Fairmount Santrol or Unimin. Accordingly, to the extent that Fairmount Santrol or Unimin is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the Fairmount Santrol Merger proposal is approved and the Merger is completed, regardless of the outcome of the advisory vote.

The affirmative vote of a majority of the Fairmount Santrol stockholders present, in person or represented by proxy, and entitled to vote at the special meeting is required to approve, on an advisory basis, the compensation proposal, but such vote will not be binding on Fairmount Santrol, Unimin or the combined company. If you fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the compensation proposal, assuming a quorum is present.

The Fairmount Board recommends that Fairmount Santrol stockholders vote “FOR” the approval of the Fairmount Santrol compensation proposal.

This section and the following table sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation that is based on, or otherwise relates to, the Merger for each “named executive officer” of Fairmount Santrol, which are referred to in this section as NEOs. The potential payments in the table below are based on the following assumptions: (i) that the closing of the Merger occurred on January 8, 2018, the last practicable date before the submission of this proxy statement/prospectus, (ii) the NEOs remain continuously employed by Fairmount Santrol through the closing of the Merger and experience a qualifying termination (as described above) immediately following the closing, and (iii) a price per share of Fairmount Santrol common stock of $5.21, the average per share closing price of Fairmount Santrol common stock over the first five business days following December 12, 2017, which is the date of the first public announcement of the Merger.

The amounts shown are estimates of amounts that would be payable to the NEOs based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a NEO may differ materially from the amounts shown in the following table. The following table does not include any amount that would be payable upon any termination of service that is not in connection with the Merger.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total(4)
Jenniffer D. Deckard	$3,334,730.82	$1,154,048	$32,655.96	$4,521,434.78
Michael F. Biehl	$1,877,415.15	$1,344,383	$34,937.82	$3,256,735.97
Mark E. Barrus	$385,286.16	$415,579	$32,968.26	$833,833.42
Gerald L. Clancey	$1,462,743.35	$1,056,994	$31,972.14	$2,551,709.49
George W. Magaud	$1,137,832.04	$625,304	$32,968.26	$1,796,104.30
Brian J. Richardson	$1,102,851	$792,170	$31,068.54	$1,926,089.54

(1)	Amounts in this column represent the “double trigger” cash annual bonus, pro-rated bonus and severance payments that the NEOs would be entitled to receive under the CIC Plan (and pursuant to Mr. Biehl’s severance agreement) and the “single trigger” cash retention bonus that Mr. Barrus would be entitled to receive under the CIC Plan. The cash severance and bonus payments will be paid in a lump sum upon a qualifying termination (as previously described) within the period that is 60 days prior to and 2 years following (for Mr. Barrus, 1 year following and only if the Merger occurs on or prior to September 30, 2018) the closing of the Merger. Thereafter Mr. Biehl will continue to be eligible for severance benefits under his severance agreement and Mr. Barrus will be eligible for severance benefits under the Salaried Severance Plan. To receive such payments, the NEO must execute a release of claims and a non-competition and non-solicitation agreement, which requires the NEO to refrain from disclosing confidential information at any time or competing with Fairmount Santrol or soliciting its employees or customers for the two-year period following termination of employment. For Ms. Deckard the amount in this column represents a cash severance payment equal to $1,545,000, an annual bonus amount equal to $1,776,750, and a pro-rated bonus equal to $12,980.82 pursuant to the CIC Plan. For Mr. Biehl, the amount in this column represents a cash severance payment equal to $933,592, annual bonus equal to $933,592, and prorated bonus equal to $10,231.15 pursuant to the CIC Plan and his severance agreement. For Mr. Barrus, the amount in this column represents a cash severance payment equal to $247,000, a pro-rated bonus equal to $2,436.16, and also includes a retention bonus equal to $135,850 pursuant to the CIC Plan. Mr. Barrus will be entitled to receive his cash retention bonus on the earlier of September 30, 2018 or upon the closing of the Merger, if he continues to serve Fairmount Santrol and support the Merger through such date. For Mr. Clancey, the amount in this column represents a cash severance payment equal to $727,386, annual bonus equal to $727,386, a pro-rated bonus equal to $7,971.35 pursuant to the CIC Plan. For Mr. Magaud, the amount in this column represents a cash severance payment equal to $647,150, annual bonus equal to $485,363, a pro-rated bonus equal to $5,319.04 pursuant to the CIC Plan. For Mr. Richardson, the amount in this column represents a cash severance payment equal to $627,254, annual bonus equal to $470,441, and a prorated bonus equal to $5,156 pursuant to the CIC Plan.
(2)

Amounts shown in this column reflect the estimated value of the consideration received by the NEOs in respect of unvested Fairmount Santrol Stock Options, Fairmount Santrol RSU awards and Fairmount Santrol PSU awards granted prior to January 8, 2018 that will accelerate and become payable upon the Merger or the NEO’s qualifying termination of employment pursuant to the Merger Agreement. Stock options granted under the Fairmount Santrol Holdings, Inc. Stock Option Plan have “single trigger” vesting and will vest upon the closing date of the Merger. All Fairmount Santrol Stock Options granted to the NEOs with “single trigger” vesting have an exercise price equal to or greater than $5.21. All other Fairmount Santrol equity awards (as converted) have “double trigger” vesting and will become fully vested and exercisable (as applicable) if the NEO is terminated without cause or if the NEO terminates his or her employment for good reason during the one-year period following the closing of the Merger. Further, all vested converted stock options will remain exercisable for a minimum period of 12 months following the NEO’s termination of employment at any time and for any reason other than for cause or, if earlier, until the original expiration date of the Fairmount Santrol Stock Option. For Ms. Deckard, the amount in this column

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

reflects payments of $249,498, $396,929, and $507,621 for her Fairmount Santrol Stock Options, Fairmount Santrol RSU awards, and Fairmount Santrol PSU awards, respectively. For Mr. Biehl, the amount in this column reflects payments of $170,325, $645,081, and $528,977 for his Fairmount Santrol Stock Options, Fairmount Santrol RSU awards, and Fairmount Santrol PSU awards, respectively. For Mr. Barrus, the amount in this column reflects payments of $105,720, $148,402, and $161,458 for his Fairmount Santrol Stock Options, Fairmount Santrol RSU awards, and Fairmount Santrol PSU awards, respectively. For Mr. Clancey, the amount in this column reflects payments of $152,236, $624,346, and $280,413 for his Fairmount Santrol Stock Options, Fairmount Santrol RSU awards, and Fairmount Santrol PSU awards, respectively. For Mr. Magaud, the amount in this column reflects payments of $152,236, $218,987, and $254,081 for his Fairmount Santrol Stock Options, Fairmount Santrol RSU awards, and Fairmount Santrol PSU awards, respectively. For Mr. Richardson, the amount in this column reflects payments of $152,236, $371,994, and $267,940 for his Fairmount Santrol Stock Options, Fairmount Santrol RSU awards, and Fairmount Santrol PSU awards, respectively.
(3)	Amounts shown in this column reflect the cost of providing 18 months of premiums for health continuation coverage under COBRA pursuant to the CIC Plan and the severance agreement between Fairmount Santrol and Mr. Biehl. These amounts are double-trigger benefits that will be paid upon a qualifying termination of employment within the period of 60 days prior to and 2 years following (for Mr. Barrus, 1 year following and only if the Merger occurs on or prior to September 30, 2018) the closing of the Merger. Thereafter, Mr. Barrus will be eligible for benefits under the Salaried Severance Plan.
(4)	Amounts in this column include the aggregate dollar value of the sum of all amounts reported in the preceding columns. The amounts indicated above do not include consideration in respect of: (a) equity grants made to NEOs after January 8, 2018, (b) any previously vested equity or non-qualified deferred compensation, (c) shares of Fairmount Santrol held by the NEOs under the Fairmount Santrol Retirement Savings Plan and (d) Fairmount Santrol Stock Options with an exercise price equal to or greater than $5.21.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

ADJOURNMENT OF THE SPECIAL MEETING

TO SOLICIT ADDITIONAL PROXIES

(PROPOSAL 3)

The special meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, including to solicit additional proxies, if there are not sufficient votes to approve the Fairmount Santrol Merger proposal. The Fairmount Board does not intend to propose adjournment of the special meeting if there are sufficient votes to approve the Fairmount Santrol Merger proposal. Fairmount Santrol stockholders are being asked to approve a proposal that will give the Fairmount Board authority to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies, if there are not sufficient votes to approve the Fairmount Santrol Merger proposal.

The affirmative vote of a majority of the Fairmount Santrol stockholders present, in person or represented by proxy, and entitled to vote at the special meeting is required to approve the Fairmount Santrol adjournment proposal. If you fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the Fairmount Santrol adjournment proposal, assuming a quorum is present.

The Fairmount Board recommends that Fairmount Santrol stockholders vote “FOR” the Fairmount Santrol adjournment proposal.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

STOCKHOLDER PROPOSALS

If the Merger is consummated, Fairmount Santrol will become a wholly owned subsidiary of Unimin and, consequently, will not hold an annual meeting of its stockholders in 2018. However, if the Merger is not completed, Fairmount Santrol expects to hold an annual meeting of stockholders in 2018 (the “2018 Annual Meeting”).

The deadline for submitting stockholder proposals for inclusion in Fairmount Santrol’s proxy statement and form of proxy relating to the 2018 Annual Meeting was December 7, 2017 (which was 120 calendar days before the date the Fairmount Santrol Board’s proxy statement and form of proxy was released to stockholders in connection with last year’s annual meeting of stockholders). If the date of the 2018 Annual Meeting is changed by more than 30 days from the anniversary of last year’s annual meeting of stockholders, held on May 11, 2017, then the deadline will be a reasonable time before Fairmount Santrol begins to print and mail proxy materials. Upon receipt of any such proposal, Fairmount Santrol will determine whether or not to include such proposal in the proxy statement and form of proxy in accordance with regulations governing the solicitation of proxies.

In addition, in accordance with Fairmount Santrol’s bylaws, stockholder proposals (including with respect to director nominations) intended to be presented at the 2018 Annual Meeting, but not for inclusion in Fairmount Santrol’s proxy materials for the 2018 Annual Meeting, were required to be delivered, along with all information relating to the proposal required by the bylaws, to Fairmount Santrol’s Secretary so that they were received no earlier than January 11, 2018 and no later than February 10, 2018 in order to be considered timely. If, however, the date of the 2018 Annual Meeting is more than 60 days after the anniversary of last year’s annual meeting of stockholders, notice by a stockholder of its proposal, in order to be timely, must be delivered no earlier than the close of business on the 120th day prior to the date of the 2018 Annual Meeting and no later than the close of business on the later of the 90th day prior to the date of the 2018 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2018 Annual Meeting is first made by Fairmount Santrol.

Stockholder proposals (including with respect to director nominations) submitted for consideration at the 2018 Annual Meeting, whether or not submitted for inclusion in Fairmount Santrol’s proxy materials for the 2018 Annual Meeting, must be received by Fairmount Santrol at its principal office, 8834 Mayfield Road, Chesterland, Ohio 44026, Attention: Secretary. Fairmount Santrol stockholders are also advised to review Fairmount Santrol’s bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

HOUSEHOLDING OF PROXY MATERIALS

Some banks, brokerage firms or other nominees may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple Fairmount Santrol stockholders sharing the same address. Fairmount Santrol will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to Fairmount Santrol Holdings Inc., Attention: Secretary, 8834 Mayfield Road, Chesterland, Ohio 44026, Telephone: (800) 255-7263 or Georgeson LLC, Fairmount Santrol’s proxy solicitor, by calling toll-free at (888) 877-5373. If you want to receive separate copies of a Fairmount Santrol proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact Fairmount Santrol at the above address and telephone number.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Fairmount Santrol files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by Fairmount Santrol at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Fairmount Santrol’s SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. In addition, information relating to Fairmount Santrol, including Fairmount Santrol’s SEC filings, is available through Fairmount Santrol’s website at www.fairmountsantrol.com.

The SEC allows Fairmount Santrol to “incorporate by reference” information into this proxy statement/prospectus. This means that Fairmount Santrol can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly herein or incorporated by reference subsequent to the date hereof.

This proxy statement/prospectus incorporates by reference the documents listed below that Fairmount Santrol has previously filed with the SEC. They contain important information about Fairmount Santrol and its financial condition. The following documents, which were filed by Fairmount Santrol with the SEC, are incorporated by reference into this proxy statement/prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (filed with the SEC on March 9, 2017);

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017 (filed with the SEC on May 4, 2017), for the quarter ended June 30, 2017 (filed with the SEC on August 9, 2017) and for the quarter ended September 30, 2017 (filed with the SEC on November 9, 2017);

•	Current Reports on Form 8-K (excluding any information and exhibits furnished under either Item 2.02 or Item 7.01 thereof) filed with the SEC on May 12, 2017, July 24, 2017, August 22, 2017, November 3, 2017, December 12, 2017 and January 1, 2018; and

•	Definitive Proxy Statement for Fairmount Santrol’s 2017 Annual Meeting (filed with the SEC on April 6, 2017).

In addition, Fairmount Santrol incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (excluding any information furnished on any current report on Form 8-K, including the related exhibits, that pursuant to and in accordance with the rules and regulations of the SEC is not deemed “filed” for purposes of the Exchange Act) as well as proxy statements.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

You can obtain a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus from Fairmount Santrol or from the SEC through the SEC’s website at www.sec.gov. Copies of this proxy statement/prospectus and documents incorporated by reference are available from Fairmount Santrol without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. You may request a copy of such documents by contacting:

Attention: Secretary

Fairmount Santrol Holdings Inc.

8834 Mayfield Road

Chesterland, Ohio 44026

(800) 255-7263

In addition, you may obtain copies of the information relating to Fairmount Santrol, without charge, by visiting www.fairmountsantrol.com. The information provided on Fairmount Santrol’s website, other than copies of the documents referred to above that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Only one copy of this proxy statement/prospectus is being delivered to multiple Fairmount Santrol stockholders sharing an address unless Fairmount Santrol has received contrary instructions from one or more of the stockholders. Upon written or oral request, Fairmount Santrol will promptly deliver a separate copy of this proxy statement/prospectus to a Fairmount Santrol stockholder at a shared address to which a single copy of this proxy statement/prospectus has been delivered.

Unimin does not currently file annual, quarterly and current reports, proxy statements and other information with the SEC. Following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Unimin will file annual, quarterly and current reports and other information with the SEC. You may read and copy any future filings made by Unimin at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. SEC filings of Unimin will also be available to the public at the SEC website at www.sec.gov.

This proxy statement/prospectus is a prospectus of Unimin and is a proxy statement of Fairmount Santrol for the special meeting of Fairmount Santrol stockholders. You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Neither Fairmount Santrol nor Unimin has authorized anyone to give any information or make any representation about the Merger, Fairmount Santrol or Unimin that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the material that is incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, and the information contained in any of the material that is incorporated by reference into this proxy statement/prospectus speaks only as of the date of such material, unless the information specifically indicates that another date applies. Neither our mailing of this proxy statement/prospectus to Fairmount Santrol stockholders, nor the issuance by Unimin of shares of common stock pursuant to the Merger, will create any implication to the contrary.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

GLOSSARY OF TERMS AND ABBREVIATIONS

As used in this proxy statement/prospectus, unless the context indicates otherwise, the terms contained herein have the meanings set forth below.

“2018 Plan” refers to the combined company’s 2018 Omnibus Incentive Plan.

“Accenture” refers to Accenture LLP.

“activator” refers to a substance that triggers chemical properties which create an increased propensity for undergoing a specified chemical reaction.

“Adjusted EBITDA” refers to EBITDA before non-cash stock-based compensation, impairment of assets and certain other income or expenses.

“Adverse Material Accounting Change” refers to (i) with respect to the GAAP Financial Statements for 2016, there is either (A) a decrease in net income before income tax benefit, interest expense, depreciation, depletion and amortization of greater than $53,500,000 or (B) an increase in the amount of (x) the indebtedness for borrowed money, less (y) cash and cash equivalents, of greater than $25,000,000, in each case when compared to the equivalent metric derived from Unimin’s IFRS financial statements for 2016, or (ii) with respect to the GAAP Financial Statements for 2015, a decrease in net income before income tax benefit, interest expense, depreciation, depletion and amortization of greater than $38,534,000, when compared to the equivalent metric derived from Unimin’s IFRS financial statements for 2015.

“Agency Agreements” refers to the two Exclusive Agency Agreements, to be dated as of the closing date of the Merger, each between the combined company and Sibelco.

“Agency Areas” refers to the defined geographic areas in which the combined company and Sibelco will provide exclusive agency services with respect to the other party’s Industry products.

“Aggregate Foxtrot Shares” refers to a number that is equal to 0.35 multiplied by x (where 0.65 multiplied by x is equal to the aggregate number of issued and outstanding shares of Unimin common stock that Sibelco and its affiliates own immediately prior to the effective time after giving effect to the HPQ Redemption and the Cash Redemption).

“Ancillary Agreements” refers to the Voting and Support Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Contribution Agreement, the Distribution Agreements, the Tax Matters Agreement, the Non-Compete Agreement and the Agency Agreements.

“Antitrust Division” means the Antitrust Division of the U.S. Department of Justice.

“API” refers to the American Petroleum Institute.

“ASC 805” refers to Accounting Standards Codification Topic 805, Business Combinations.

“ASP FML Holdings” refers to ASP FML Holdings, LLC.

“bench” as used in the mining industry refers to a narrow strip of land cut into the side of an open-pit mine. These step-like zones are created along the walls of an open-pit mine for access and mining.

“beneficiation” as used in the mining industry refers to any process that improves (benefits) the economic value of ore by removing gangue minerals, which results in a higher grade product and a waste stream.

“BTUs” refers to British Thermal Units.

“bulk cargo” refers to commodity cargo that is transported unpackaged in large quantities.

“Cash Consideration” refers to an amount in cash equal to the result of (x) $170,000,000, divided by (y) the fully diluted Fairmount Santrol share number, without interest (which is estimated to result in cash consideration of approximately $0.74 per share of Fairmount Santrol common stock).

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

“Cash Redemption” refers to the redemption of shares of Unimin common stock currently held by Sibelco in exchange for an amount in cash equal to (1) $660 million plus interest accruing at 5.0% per annum for the period from June 30, 2017 through the closing of the Merger less (2) $170 million.

“ceramic proppant” refers to an artificially manufactured proppant of consistent size and sphere shape that offers a high crush resistance.

“CERCLA” refers to the Comprehensive Environmental Response, Compensation, and Liability Act.

“Class 1 railroad” refers to a designation by the Surface Transportation Board of the largest railroads based upon annual carrier operating revenues.

“Code” refers to the Internal Revenue Code of 1986, as amended.

“combined company” refers to Unimin following the closing of the Merger.

“Combined Company Board” refers to the board of directors of the combined company.

“combined company common stock” refers to each share of common stock of the combined company following the Merger.

“Combined Company Markets” refers to the energy, foundry, glass, construction and building, sports and recreation, retail and DIY, biomass, ceramics, chemicals and agriculture industries.

“Combined Company Product” refers to silica sand, calcium carbonate, lime, feldspathics, clay (including ball clay and kaolin), nepheline syenite, coated materials, phenolic resins and coated materials, and Black Lab materials and services, or other energy focused minerals (including API Barite and API Bentonite).

“Combined Company Territories” refers to the United States and its overseas territories, Canada or Mexico.

“Combined Company Testing Period” refers to the shorter of (i) the period during which the non-U.S. Holder held its shares of combined company common stock and (ii) the five-year period ending on the disposition date.

“Company Alternative Transaction” refers to any of any of: (i) a transaction or series of transactions pursuant to which any person (or group of persons), other than Unimin and its subsidiaries (including Merger Sub and Merger Sub LLC) (such person (or group of persons), a “Company Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the issued and outstanding shares of Fairmount Santrol common stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Fairmount Santrol voting stock, whether from Fairmount Santrol or pursuant to a tender offer or exchange offer or otherwise; (ii) a merger, consolidation, share exchange or similar transaction pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, assets or businesses of Fairmount Santrol or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Fairmount Santrol and its subsidiaries taken as a whole; (iii) any transaction pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of Fairmount Santrol and any entity surviving any merger or combination including any of them) of Fairmount Santrol or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Fairmount Santrol and its subsidiaries taken as a whole; or (iv) any disposition of assets to a Company Third Party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Fairmount Santrol and its subsidiaries, taken as a whole.

“Company Equity Plan” is defined in the Merger Agreement.

“Company Qualifying Transaction” is defined in the Merger Agreement.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

“Company Recommendation Change” means to (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Unimin, the approval or recommendation by the Fairmount Board or such committee of the Merger or the Merger Agreement, or (ii) approve or recommend, or propose publicly to approve or recommend, any Company Alternative Transaction.

“Company Share Value” refers to the average of the volume weighted average price per share of Fairmount Santrol common stock in respect of the 30 consecutive trading days ending with the second complete trading day immediately prior to the closing date of the Merger.

“Company Superior Proposal” refers to any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Company Third Party to enter into a Company Alternative Transaction (with all references to 20% in the definition of Company Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of the non-solicitation covenant in the Merger Agreement and (B) is on terms that the Fairmount Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable to Fairmount Santrol stockholders than the transactions contemplated by the Merger Agreement, taking into account all relevant factors (including any changes to the Merger Agreement that may be proposed by Unimin in response to such proposal to enter into a Company Alternative Transaction, and the relative likelihood that such Company Alternative Transaction would be completed, taking into account all financial, regulatory, legal and other aspects of such proposal).

“Company Third Party” refers to any person (or group of persons) other than Unimin and its subsidiaries (including Merger Sub and Merger Sub LLC).

“Contribution Agreement” refers to the Business Contribution Agreement, to be dated as of the closing date of the Merger, among Sibelco, Unimin and HPQ Co.

“curable resin” refers to a resin that bonds together under closure stress and high temperatures. This resin is designed to generate more uniform stress distribution.

“deagglomeration” refers to the process of breaking up or dispersing that which has agglomerated, or aggregated, or clustered together.

“DGCL” refers to the General Corporation Law of the State of Delaware.

“Dissenting Shares” refers to shares of Fairmount Santrol common stock issued and outstanding immediately prior to the effective time and held by a person who is entitled to appraisal rights and has properly exercised and perfected his or her demand for appraisal rights under Section 262 and not effectively withdrawn or lost such holder’s rights to appraisal.

“Distribution Agreements” refers to the various Distribution Agreements, to be dated as of the closing date of the Merger, each between the combined company and Sibelco.

“Dodd-Frank Act” refers to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“dredging” as used in the mining industry refers to underwater excavation.

“EBITDA” refers to net income before interest expense, income tax expense, depreciation, depletion and amortization.

“effective time” refers to the effective time of the Merger.

“embedment” refers to the ability of a proppant to embed into the surrounding rock formation, which results in reduced flow capacity by decreasing the overall width of the fracture.

“EPA” refers to the United States Environmental Protection Agency.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“exchange agent” refers to                .

“Exchange Ratio” is equal to “y” where the product of (A) the sum of (1) 229,895,367 plus (2) the aggregate number of shares of Fairmount Santrol common stock issued between December 8, 2017 and the effective time (excluding shares of Fairmount Santrol common stock issued in connection with the settlement of Fairmount Santrol equity awards outstanding as of December 8, 2017), plus (3) in respect of any Fairmount Santrol RSU awards and Fairmount Santrol PSU awards granted between December 8, 2017 and the effective time, the aggregate number of shares of Fairmount Santrol common stock subject to such Fairmount Santrol RSU awards and Fairmount Santrol PSU awards immediately prior to the effective time, and (B) y, is equal to the Aggregate Foxtrot Shares.

“EY” refers to Ernst & Young LLP.

“EYG” refers to Ernst & Young Global Limited.

“Fairmount Board” refers to the board of directors of Fairmount Santrol.

“Fairmount-nominated independent director” refers to a Fairmount-nominated director who is an independent director as defined under the NYSE corporate governance rules.

“Fairmount Santrol” refers to Fairmount Santrol Holdings Inc., a Delaware corporation.

“Fairmount Santrol adjournment proposal” refers to a proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies, if there are not sufficient votes to approve the Fairmount Santrol Merger proposal.

“Fairmount Santrol common stock” refers to the shares of common stock of Fairmount Santrol outstanding prior to the effective time.

“Fairmount Santrol compensation proposal” refers to the non-binding, advisory proposal to approve the compensation that may become payable to Fairmount Santrol’s named executive officers in connection with the closing of the Merger.

“Fairmount Santrol Merger proposal” refers to a proposal to adopt the Merger Agreement to be considered at the special meeting.

“Fairmount Santrol Projections” refers to certain non-public financial forecasts Fairmount Santrol provided to Wells Fargo Securities, Unimin and the Fairmount Board.

“Fairmount Santrol PSU award” refers to an outstanding award of performance-based restricted stock units in respect of shares of Fairmount Santrol common stock granted on or after March 2016 under a Company Equity Plan (as defined in the Merger Agreement).

“Fairmount Santrol RSU award” refers to an outstanding award of time-based restricted stock units in respect of shares of Fairmount Santrol common stock granted under a Company Equity Plan (as defined in the Merger Agreement) that is not a Fairmount Santrol PSU award.

“Fairmount Santrol Stock Option” refers to an outstanding stock option to purchase shares of Fairmount Santrol common stock granted under a Company Equity Plan (as defined in the Merger Agreement).

“Fairmount Santrol stockholder approval” refers to the affirmative vote of a majority of the outstanding shares of Fairmount Santrol common stock, at the close of business on the record date, entitled to vote on the Fairmount Santrol Merger proposal.

“FCPA” refers to the U.S. Foreign Corrupt Practice Act.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

“feldspar” refers to a group of rock-forming silicate minerals that are essential constituents of igneous rocks and are common in sandstones. Feldspar can weather to form clay minerals.

“Financing” refers to the financing contemplated by the Merger Agreement and the Ancillary Agreements, on the terms and conditions described in the debt commitment letter.

“Financing Disclosure” refers to any reference to, or information in connection with, the transactions contemplated by the Merger Agreement and the Ancillary Agreements that is included in any documents to be filed with any person (including the SEC) issued, published and/or distributed by Fairmount Santrol, Sibelco, Unimin, Merger Sub or Merger Sub LLC in connection with the financing contemplated by the debt commitment letter related to the Merger.

“fines” refers to crushed sand grains.

“FIRPTA” refers to the Foreign Investment in Real Property Tax Act.

“FIRPTA Tax” refers to U.S. federal net income tax under Section 897 of the Code.

“frac sand” refers to high purity quartz sand with durable and very round grains (a proppant) used in the completion and re-completion of oil and gas wells to stimulate and maintain oil and natural gas production through the process of hydraulic fracturing.

“Freshfields” refers to Freshfields Bruckhaus Deringer US LLP.

“FTC” refers to the U.S. Federal Trade Commission.

“fully diluted Fairmount Santrol share number” refers to the sum of (in each case, as of immediately prior to the effective time): (i) the aggregate number of shares of issued and outstanding Fairmount Santrol common stock; (ii) the aggregate number of shares of Fairmount Santrol common stock subject to Fairmount Santrol RSU awards; (iii) the aggregate number of shares of Fairmount Santrol common stock subject to 2016 Fairmount Santrol PSU awards assuming achievement of 100% of target performance; (iv) the aggregate number of shares of Fairmount Santrol common stock subject to 2017 Fairmount Santrol PSU awards assuming achievement of 133% of target performance; and (v) for each in-the-money Fairmount Santrol Stock Option outstanding immediately prior to the effective time, the product of (A) the aggregate number of shares of Fairmount Santrol common stock subject to the in-the-money Fairmount Santrol Stock Option and (B) the quotient, calculated to two decimal places and rounded down, of (a) the difference between (1) the volume weighted average price per share of Fairmount Santrol common stock in respect of the 30 consecutive trading days ending with the second complete trading day immediately prior to the closing date of the Merger (the “Company Share Value”) and (2) the exercise price for such in-the–money Fairmount Santrol Stock Option and (b) the Company Share Value.

“GAAP Financial Statements” refers to the audited, consolidated financial statements of Unimin as at December 31, 2015 and December 31, 2016 under U.S. GAAP.

“greenfield” refers to an undeveloped or agricultural tract of land (e.g., green or new) that is a potential site for industrial development.

“HPQ Carveout” refers to the HPQ Contribution and the HPQ Redemption collectively.

“HPQ Carveout Opinion” refers to an opinion from the qualified advisor specified in the Merger Agreement with respect to matters related to the HPQ Carveout.

“HPQ Co” refers to a newly incorporated wholly owned subsidiary of Unimin.

“HPQ Contribution” refers to the contribution of all of the assets comprising Unimin’s high purity quartz business.

“HPQ Redemption” refers to the distribution by Unimin of 100% of the stock of HPQ Co to Sibelco solely in exchange for certain shares of Unimin common stock held by Sibelco.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Notification” refers to the Notification and Report Form filed on January 5, 2018 and January 10, 2018, by each of Fairmount Santrol and Unimin, respectively, pursuant to the HSR Act.

“hydraulic fracturing” refers to the process of pumping fluids, mixed with granular proppants, into a geological formation at pressures sufficient to create fractures in the hydrocarbon-bearing rock.

“IFRS” refers to International Financial Reporting Standards.

“in-basin” refers to sales from a distribution terminal where a customer picks up proppant in a truck to transport directly to a well site. These distribution terminals are geographically situated to efficiently and economically serve the applicable oil and gas basin.

“in-pit crushing” refers to a process whereby primary mineral crushing occurs in the pit before the crushed material is conveyed for follow-on process phases.

“indemnification agreements” refers to indemnification agreements to be entered into by the combined company with certain of its directors and officers.

“indemnified party” refers to each individual indemnified and held harmless by Fairmount Santrol as the surviving corporation in the Merger and Merger Sub LLC as the surviving company in the Second Merger, to, from and after the effective time who was as of December 11, 2017, or becomes prior to the effective time, a director or officer of Unimin, Fairmount Santrol or any of their respective subsidiaries.

“indemnitee” refers to each director and officer who will enter into indemnification agreements with the combined company.

“Industry” refers to the industries of each of the combined company and Sibelco provided for in the Agency Agreements.

“IRS” refers to the Internal Revenue Service.

“JORC classified” refers to reserves calculated pursuant to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, a professional code of practice that sets minimum standards for public reporting of minerals exploration results, mineral resources and ore reserves.

“kaolin” refers to a fine, soft white clay resulting from the natural decomposition of other clays or feldspar. It is used for making porcelain or china, as a filler in paper and textiles and in medical absorbents.

“lenders” refers to Barclays Bank PLC, BNP Paribas and BNP Paribas Securities Corp.

“material adverse effect” refers to, with respect to Fairmount Santrol or Unimin, as the case may be, any fact, circumstance, effect, change, event or development that would, or would reasonably be expected to, materially adversely affect the business, properties, financial condition or results of operations of Fairmount Santrol and its subsidiaries, or Unimin and its subsidiaries (excluding HPQ Co), in each case taken as a whole, respectively.

“Material Divestiture” refers to the divestiture of one or more plants that, in the aggregate, would result in the loss of more than 3,600,000 tons in annual capacity.

“maximum amount” refers to 300% of the annual premium payable by Fairmount Santrol for its directors’ and officers’ liability insurance and fiduciary liability insurance for the prior 12 months.

“McKinsey” refers to McKinsey & Company.

“md-FT” refers to the most common unit of measure for conductivity. It represents the product of fracture permeability and fracture width.

“Merger” refers to the merger of Merger Sub into Fairmount Santrol, with Fairmount Santrol continuing as the surviving corporation.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of December 11, 2017, among Sibelco, Unimin, Merger Sub, Merger Sub LLC and Fairmount Santrol, as it may be amended from time to time.

“Merger Consideration” refers to the Stock Consideration, the Cash Consideration and the right to receive cash in lieu of fractional shares, if any, without interest.

“Mergers” refers collectively to the Merger and the Second Merger.

“Merger Sub” refers to Bison Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Unimin.

“Merger Sub LLC” refers to Bison Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Unimin.

“Merger Testing Period” refers to, with respect to a non-U.S. holder, the shorter of (i) the five-year period immediately preceding the effective time and (ii) the period during which the non-U.S. holder held its Fairmount Santrol common stock.

“Morgan Stanley” refers to Morgan Stanley & Co. International PLC.

“MSHA” refers to the U.S. Mine Safety and Health Administration.

“NEPA” refers to the National Environmental Policy Act.

“Net Sales” refers to the gross sales of products by the agent in the Agency Area excluding (i) transportation costs, (ii) replacement costs, (iii) rebates, (iv) warehouse, terminal and handling costs and (v) import and export fees.

“Non-Compete Agreement” refers to the Non-Compete Agreement, to be dated as of the closing date of the Merger, between the combined company and Sibelco.

“non-U.S. holder” refers to a beneficial owner of Fairmount Santrol common stock and, after the exchange of Fairmount Santrol common stock pursuant to the Merger, combined company common stock that is, for U.S. federal income tax purposes, an individual, a corporation, a trust or an estate that is not a U.S. holder.

“Northern White sand” refers to a monocrystalline sand with greater sphericity and roundness enabling higher crush resistances and conductivity.

“NYSE” refers to the New York Stock Exchange.

“OPEC” refers to the Organization of the Petroleum Exporting Countries.

“open-pit mining” (also referred to as open-cast or open cut mining) is a surface mining technique of extracting rock or minerals from the earth by their removal from an open pit. This form of mining differs from extractive methods that require tunneling into the earth.

“OSHA” refers to the U.S. Occupational Safety and Health Administration.

“outside date” refers to December 11, 2018 (which may be automatically extended to June 11, 2019 in certain circumstances).

“Parent Triggering Event” refers to each of the following events: (i) the Fairmount Board or any committee thereof shall have made a Company Recommendation Change in accordance with the Merger Agreement; (ii) the Fairmount Board fails to reaffirm unanimously and publicly its recommendation of the Fairmount Santrol Merger proposal within 10 business days (or, if earlier, prior to the date of the special meeting) after Unimin reasonably requests in writing that such recommendation be reaffirmed publicly; provided that Unimin shall not have made any such request on more than two occasions in respect of any proposed or announced Company Alternative Transaction (or more than two occasions following any material change or modification thereto); (iii) a tender or exchange offer relating to shares of Fairmount Santrol common stock shall have been commenced and Fairmount

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Santrol shall not have sent to its stockholders, within 10 business days after the commencement of such tender or exchange offer (or, if earlier, prior to the special meeting), a statement disclosing that Fairmount Santrol recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Fairmount Santrol Merger proposal; or (iv) Fairmount Santrol, its controlled affiliates or any of their respective representatives shall have materially breached the prohibition on solicitation contained in the Merger Agreement.

“proppant” refers to a solid material (typically sand, treated sand or ceramic material) mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment.

“proven reserves” refers to a quantity of minerals estimated with reasonable certainty, from the analysis of geologic and engineering data, to be recoverable from well-established or known reservoirs with the existing equipment and under the existing operating conditions.

“PSU” refers to a performance-based restricted stock unit.

“quartz” refers to an abundant rock-forming mineral compound of silicon and oxygen, also called silica. Quartz sand grains are a major constituent of sandstone and other elastic sedimentary rocks.

“raw frac sand” refers to naturally occurring (raw) sand that is used as a proppant during hydraulic fracturing of unconventional oil and gas wells (grains prop open induced and natural fractures to increase and prolong hydrocarbon recovery).

“RCRA” refers to the U.S. Resource Conservation and Recovery Act.

“record date” refers to                , 2018.

“Registration Rights Agreement” refers to the Registration Rights Agreement, to be dated as of the closing date of the Merger, between Unimin and the Sibelco Stockholders.

“reserves” refers to minerals that can be economically extracted or produced at the time of determination based on relevant legal, economic and technical considerations.

“resin coated sand” refers to raw sand that is coated with a flexible resin that increases the sand’s crush resistance and prevents crushed sand from dispersing throughout the fracture.

“Restricted Period” refers to the period in which Sibelco, together with its controlled affiliates, owns more than 50% of the combined company common stock.

“revolving credit facility” refers to the five-year senior secured revolving credit facility to be executed by the combined company in connection with the Merger in the amount of $200 million.

“roundness” refers to a measure of how round the curvatures of an object are. The opposite of round is angular. It is possible for an object to be round but not spherical (e.g. an egg-shaped particle is round, but not spherical). When used to describe proppant, roundness is a reference to having a curved shape which promotes hydrocarbon flow, as the curvature creates a space through which the hydrocarbons can flow.

“RSU” refers to a time-based restricted stock unit.

“sandstone” refers to an elastic sedimentary rock whose grains are predominantly sand-sized. The relatively high porosity and permeability of sandstones make them good reservoir rocks.

“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

“screening” refers to the practice of taking granulated ore material and separating it into multiple grades by particle size.

“SEC” refers to the U.S. Securities and Exchange Commission.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

“Second Merger” refers to the merger of Fairmount Santrol with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity and a direct wholly owned subsidiary of the combined company.

“Section 262” refers to Section 262 of the DGCL.

“Securities Act” refers to the Securities Act of 1933, as amended.

“Series C Notes” refers to $100.0 million principal amount of Unimin’s 4.92% Senior Notes due December 16, 2016.

“Series D Notes” refers to $100.0 million principal amount of Unimin’s 5.48% Senior Notes due December 16, 2019.

“SG&A” refers to selling, general and administrative expenses.

“Sibelco” refers to the SCR-Sibelco NV, a privately-owned Belgian company.

“Sibelco Products” refers to recycled materials (other than recycled glass or as otherwise agreed between the combined company and Sibelco) and any product that is not a Combined Company Product.

“Sibelco Stockholders” refers to Sibelco and Sibelco Switzerland GmbH.

“Significant Shareholder” refers to a non-U.S. holder that has owned, directly or indirectly, more than 5% of Fairmount Santrol’s common stock actually or constructively owned at any time during the Testing Period.

“Silfin” refers to Silfin NV, a wholly-owned subsidiary of Sibelco.

“silica” refers to a chemically resistant dioxide of silicon that occurs in crystalline (quartz), amorphous (opal) and cryptocrystalline (chert) forms.

“special meeting” refers to the special meeting of Fairmount Santrol stockholders to be held on                , 2018, including any adjournment or postponement thereof.

“Specified Party” refers to Sibelco or any of its officers, directors, agents, members, affiliates and subsidiaries (other than the combined company and its subsidiaries).

“sphericity” refers to a measure of how well an object is formed in a shape where all points are equidistant from the center. The more spherical a proppant, the more highly it is desired relative to non-spherical proppant, as the gaps created by it are typically the largest and this promotes maximum hydrocarbon flow.

“Stock Consideration” refers to the number of shares of combined company common stock equal to the Exchange Ratio.

“Stockholders Agreement” refers to the Stockholders Agreement, to be dated as of the closing date of the Merger, by and among Unimin, Sibelco and the other parties thereto.

“Supporting Stockholders” refers to ASP FML Holdings and Charles D. Fowler.

“Target Industry” refers to the tiles and engobes industry for Sibelco’s products and the performance coatings and polymer industries for the combined company’s products.

“Tax Matters Agreement” refers to the Tax Matters Agreement, to be dated as of the closing date of the Merger, by and among Unimin, Sibelco and HPQ Co.

“Tax Related Loss” means any tax resulting from the failure of the HPQ Carveout to qualify for tax-free status.

“terminal” refers to a dock or hub where freight originates, terminates or is handled in the transportation process.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

“termination fee” refers to the termination fee payable by either Unimin or Fairmount Santrol in certain circumstances under the Merger Agreement.

“term loan” refers to the seven-year senior secured term loan to be executed by the combined company in connection with the Merger in the amount of $1.65 billion.

“Topic 718” refers to the Financial Accounting Standards Board Accounting Standards Codification Topic 718.

“transloading” refers to the process of transferring a shipment from one mode of transportation to another. It is most commonly employed when one mode cannot be used for the entire trip.

“Trading Area” refers to, with respect to the Distribution Agreements, North America and Mexico for Sibelco’s products and throughout the world for the products produced by the combined company.

“Trigger Date” refers to the earlier of (i) the close of business on the tenth business day following the date on which Sibelco and its affiliates no longer beneficially own more than 50% of the outstanding shares of combined company common stock and (ii) the close of business on the business day following public announcement by Sibelco that Sibelco has made an election that the Trigger Date has occurred.

“tripoli ore” refers to a usually light-colored, very finely divided, essentially siliceous material consisting of weathered chert or siliceous limestone.

“Unimin” refers to Unimin Corporation, a Delaware corporation.

“Unimin Board” refers to the board of directors of Unimin.

“Unimin Brazil” refers to Unimin do Brazil Ltda.

“Unimin common stock” refers to each share of common stock of Unimin issued pursuant to the Merger Agreement.

“Unimin Projections” refers to certain prospective business and financial information prepared by management of Unimin and Sibelco and supplied to Fairmount Santrol and Wells Fargo Securities.

“unit train” refers to a train made up of 100 or more railcars that are all shipped from the same origin to the same destination without being split up or stored en route.

“U.S. GAAP” refers to U.S. Generally Accepted Accounting Principles.

“U.S. holder” refers to a beneficial owner of Fairmount Santrol common stock and, after the exchange of Fairmount Santrol common stock for the Merger Consideration pursuant to the Merger, a beneficial owner of combined company common stock that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust that (a) is subject to the primary supervision of a court within the United States if one or more U.S. persons have the authority to control all of its substantial decisions or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source.

“USRPHC” refers to a United States Real Property Holding Corporation within the meaning of Section 897(c) of the Code.

“USRPIs” refers to U.S. real property interests, including any interest (other than an interest solely as a creditor) in real property located in the United States or the Virgin Islands

“Voting and Support Agreement” refers to the Voting and Support Agreement, dated December 11, 2017, by and among Unimin, Merger Sub and the Supporting Stockholders.

“Wells Fargo Securities” refers to Wells Fargo Securities LLC.

“Winchester & Western” refers to Unimin’s private railroad in West Virginia, New Jersey, Virginia and Maryland.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Annex A

EXECUTION VERSION

SCR-SIBELCO NV

UNIMIN CORPORATION

BISON MERGER SUB, INC.

BISON MERGER SUB I, LLC

AND

FAIRMOUNT SANTROL HOLDINGS INC.

AGREEMENT AND PLAN OF MERGER

Dated as of December 11, 2017

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

EXECUTION VERSION

A-i

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Exhibits

Exhibit A	–	Form of Voting Agreement
Exhibit B	–	Form of Stockholders Agreement
Exhibit C	–	Form of Registration Rights Agreement
Exhibit D	–	Form of Business Contribution Agreement
Exhibit E	–	Form of Tax Matters Agreement
Exhibit F	–	Form of Distribution Agreement
Exhibit G	–	Form of Agency Agreement
Exhibit H	–	Form of Non-Compete Agreement
Exhibit I	–	Form of Parent Amended Certificate of Incorporation
Exhibit J	–	Form of Parent Amended Bylaws

A-ii

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

EXECUTION VERSION

INDEX OF DEFINED TERMS

Defined Term	Page
$112
2016 PSU Awards	101
2017 PSU Awards	102
Action	29
Adverse Material Accounting Change	102
Affiliate	102
Agency Agreement	2
Aggregate Foxtrot Shares	11
Agreement	1
Ancillary Agreements	102
Anti-Bribery Law	37
Anti-Money Laundering Law	38
Antitrust Laws	19
Applicable Laws	25
Award Protection Period	103
Bonus Amounts	87
Book-Entry Share	13
Business Contribution Agreement	2
Business Day	103
Cash Consideration	6
Cash Consideration Fully Diluted Stock Option Shares	11
Cash Redemption	103
Cause	103
Certificate	13
Certificate of Merger	4
Closing	4
Closing Date	4
Code	8
Company	1
Company Alternative Transaction	70
Company Bylaws	18
Company Certificate of Incorporation	18
Company Common Stock	1
Company Disclosure Schedule	17
Company Equity Awards	9
Company Equity Plans	104
Company Filed SEC Documents	17
Company Financial Advisor	38
Company Financial Statements	22
Company Intellectual Property	104
Company Leased Real Estate	104
Company Material Contracts	37
Company Measurement Date	20
Company Mineral Rights	26
Company Option	104
Company Owned Real Estate	104
Company Permits	25

A-iii

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Company Plan	104
Company Preferred Stock	20
Company PSU Award	104
Company Qualifying Transaction	96
Company Recommendation Change	71
Company Registered Intellectual Property	35
Company RSU Award	104
Company SEC Documents	22
Company Share Value	11
Company Stockholder Approval	35
Company Stockholders Meeting	74
Company Superior Proposal	72
Company Termination Fee	97
Company Third Party	70
Confidentiality Agreement	70
Continuing Employees	105
Continuing Transition Services	90
Contract	19
Contribution	1
Converted PSU Award	9
Converted RSU Award	8
Converted Stock Option	7
Cyber Security Incident	36
Debt Commitment Letter	105
Deloitte Tax Opinion	88
DGCL	1
Dissenting Shares	12
Distribution Agreement	2
dollars	112
Earned 2016 PSU Awards	11
Earned 2017 PSU Awards	11
Economic Sanctions Law	38
Effect	107
Effective Time	4
Enforceability Exceptions	18
Environmental Laws	105
ERISA	105
ERISA Affiliate	105
Excess Shares	15
Exchange	5
Exchange Act	20
Exchange Agent	12
Exchange Fund	12
Exchange Ratio	11
extent	112
Financing	106
Financing Disclosure	85
Fractional Stockholder	15
Fully Diluted Foxtrot Share Number	106
GAAP	22
GAAP Financial Statements	90
Good Reason	106

A-iv

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Government Official	38
Governmental Entity	19
Hazardous Materials	106
hereby	112
herein	112
hereof	112
hereto	112
hereunder	112
HPQ Carve-out	1
HPQ Co	1
HPQ Redemption	1
HSR Act	19
IFRS	43
Indemnified Parties	83
Intellectual Property	106
Interest Amount	107
In-the-Money Option	11
IRS	29
IT Systems	107
knowledge	107
Lease	107
Lender Related Party	107
Lenders	105
Liens	19
Material Adverse Effect	107
Material Divestiture	108
Maximum Amount	84
Merger	1
Merger Consideration	6
Merger Opinion	93
Merger Sub	1
Merger Sub Common Stock	41
Merger Sub LLC	1
Merger Sub LLC Member Approval	3
Merger Sub LLC Units	41
Merger Sub Stockholder Approval	3
New Plans	86
Non-Compete Agreement	3
Old Plans	87
Order	29
Outside Date	94
Parent	1
Parent Amended Bylaws	6
Parent Amended Certificate of Incorporation	6
Parent Bylaws	39
Parent Certificate of Incorporation	39
Parent Common Stock	108
Parent Disclosure Schedule	39
Parent Equity Awards	108
Parent Equity Plans	108
Parent Financial Statements	43
Parent Leased Real Estate	109

A-v

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Parent Material Contracts	57
Parent Measurement Date	41
Parent Mineral Rights	47
Parent Option	109
Parent Owned Real Estate	109
Parent Permits	46
Parent Plans	109
Parent Registered Intellectual Property	56
Parent Reserves Report	45
Parent Restricted Share	109
Parent Restricted Stock Unit	109
Parent Stock Issuance	109
Parent Stockholder Approval	3
Parent Termination Fee	97
Parent Triggering Event	109
parties	1
Permitted Liens	110
person	110
Prospectus	20
Proxy Statement	19
Redeemable Cash	110
Registration Rights Agreement	2
Registration Statement	20
Registration Statement Effective Date	73
Representation Letters	110
Representative	70
Required Consents	81
Required Information	110
Requisite Regulatory Approvals	91
Restraints	91
Sarbanes-Oxley Act	22
SEC	17
Second Certificate of Merger	5
Second Effective Time	5
Second Merger	2
Second Surviving Entity	4
Securities Act	22
Significant Subsidiary	111
Stock Consideration	6
Stockholders Agreement	2
Subsidiary	111
Surviving Corporation	4
Tax	111
Tax Matters Agreement	2
Tax Return	111
Taxes	111
Taxing Authority	111
Transactions	2
Transition Services	90
Voting Agreement	2
Willful Breach	112

A-vi

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2017 (this Agreement), by and among SCR-SIBELCO NV, a Belgian public company (Sibelco), UNIMIN CORPORATION, a Delaware corporation (Parent); BISON MERGER SUB, INC., a Delaware corporation and a direct wholly owned subsidiary of Parent (Merger Sub); BISON MERGER SUB I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (Merger Sub LLC); and FAIRMOUNT SANTROL HOLDINGS INC., a Delaware corporation (the Company). Sibelco, Parent, Merger Sub, Merger Sub LLC and the Company are sometimes referred to herein collectively as the parties and individually as a party.

W I T N E S S E T H:

WHEREAS, the Company, Parent, Merger Sub, Merger Sub LLC and Sibelco wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation and a wholly owned Subsidiary of Parent (the Merger);

WHEREAS, in connection with the Merger, each share of common stock, par value $0.01 per share, of the Company (the Company Common Stock) issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled in accordance with Section 3.1(b) and Dissenting Shares, if any) shall be cancelled and each holder of such shares of Company Common Stock shall have the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the DGCL);

WHEREAS, the Company, Parent, Merger Sub, Merger Sub LLC and Sibelco desire that the Stock Consideration shall, after giving effect to the Merger and the other Transactions, constitute 35% of the issued and outstanding Parent Common Stock on a fully diluted basis (as determined pursuant to the terms hereof), and that Sibelco and its direct wholly owned Subsidiaries shall own 65% of the issued and outstanding Parent Common Stock at such time on a fully diluted basis (as determined pursuant to the terms hereof);

WHEREAS, prior to the consummation of the Merger, Parent will contribute (the Contribution) all of the assets comprising its high purity quartz business to a newly created wholly owned Subsidiary of Parent (HPQ Co) solely in exchange for all of the stock of HPQ Co and the assumption of liabilities related to such business and then distribute 100% of the stock of HPQ Co solely in exchange for certain shares of Parent Common Stock held by Sibelco (the HPQ Redemption) in accordance with the Business Contribution Agreement (the Contribution and the HPQ Redemption, collectively, the HPQ Carve-out);

WHEREAS, the Company, Parent, Merger Sub, Merger Sub LLC and Sibelco wish to effect a further business combination through the merger of the Company with and into Merger Sub LLC immediately following the consummation of the Merger, with Merger Sub LLC being the surviving entity and a wholly owned Subsidiary of Parent (the Second Merger);

WHEREAS, the Board of Directors of the Company has adopted resolutions approving the Merger, the Second Merger, this Agreement and the Ancillary Agreements to which the Company is a party, determined that the consummation of the Merger, the Second Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the Transactions) are advisable and fair to, and in the best interest of, the Company and its stockholders and resolved to recommend that the Company’s stockholders approve and adopt this Agreement pursuant to the DGCL;

WHEREAS, the Board of Directors of Parent has unanimously adopted resolutions approving the Merger, the Second Merger, the HPQ Carve-out, this Agreement and the Ancillary Agreements to which Parent is a party, determined that the consummation of the Transactions is in the best interest of Parent and its stockholders as a whole;

WHEREAS, the Board of Directors of Merger Sub has unanimously adopted resolutions approving the Merger and this Agreement, determined that the consummation of the Transactions is advisable and fair to, and in the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

best interest of, Merger Sub and its sole shareholder, and resolved to recommend that Merger Sub’s sole shareholder approve and adopt this Agreement pursuant to the DGCL;

WHEREAS, the sole member of Merger Sub LLC has adopted resolutions approving the Second Merger and this Agreement, determined that the consummation of the Transactions is advisable and fair to, and in the best interest of, Merger Sub LLC and approved the consummation thereof;

WHEREAS, as an inducement to the willingness of Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are entering into a voting agreement with Parent and Merger Sub (the Voting Agreement), in substantially the form attached as Exhibit A hereto pursuant to which, among other things, each such stockholder has agreed to vote in favor of the Merger;

WHEREAS, as an inducement to the willingness of the parties to enter into this Agreement, Parent and certain stockholders of Parent and the Company will enter into (a) a stockholders agreement in the form attached hereto as Exhibit B (the Stockholders Agreement) and (b) a registration rights agreement in the form attached hereto as Exhibit C (the Registration Rights Agreement), in each case dated as of the Closing;

WHEREAS, as an inducement to the willingness of Parent to enter into this Agreement, Parent and certain of its Affiliates will enter into (a) a business contribution agreement in the form attached hereto as Exhibit D (the Business Contribution Agreement), (b) a tax matters agreement in the form attached hereto as Exhibit E (the Tax Matters Agreement), (c) a distribution agreement in the form attached hereto as Exhibit F (the Distribution Agreement), (d) an agency agreement in the form attached hereto as Exhibit G (the Agency Agreement) and (e) a non-compete agreement in the form attached hereto as Exhibit H (the Non-Compete Agreement), in each case dated as of or prior to the Closing;

WHEREAS, as an inducement to the willingness of the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a unanimous written consent of the stockholders of Parent (the Parent Stockholder Approval) pursuant to which, among other things, each such stockholder has approved the filing of the Parent Amended Certificate of Incorporation (as defined herein) with the Secretary of State of the State of Delaware immediately prior to the Effective Time;

WHEREAS, as an inducement to the willingness of the Company to enter into this Agreement, immediately after the execution and delivery of this Agreement, Parent will deliver to the Company a written consent of Parent as the sole stockholder of Merger Sub (the Merger Sub Stockholder Approval) pursuant to which, among other things, Parent shall have approved and adopted this Agreement pursuant to the DGCL;

WHEREAS, as an inducement to the willingness of the Company to enter into this Agreement, immediately after the execution and delivery of this Agreement, Parent will deliver to the Company a written consent of Parent as the sole member of Merger Sub LLC (the Merger Sub LLC Member Approval) pursuant to which, among other things, Parent shall have approved and adopted this Agreement pursuant to the Limited Liability Company Act of Delaware (DLLCA);

WHEREAS, for US federal income tax purposes, the parties intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (as defined herein) and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the Second Merger and also prescribe various conditions to the Merger, in each case, as set forth in this Agreement.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Company, Parent, Merger Sub, Merger Sub LLC and Sibelco agree as follows:

ARTICLE I

THE MERGER AND THE SECOND MERGER

Section 1.1 The Merger and the Second Merger

Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement:

(a)	In accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the Surviving Corporation) as a wholly owned Subsidiary of Parent and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub in accordance with the DGCL.

(b)	In accordance with the DGCL and the DLLCA, at the Second Effective Time (as defined below), the Surviving Corporation shall be merged with and into Merger Sub LLC. Following the Second Effective Time, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub LLC shall continue as the surviving entity in the Second Merger (the Second Surviving Entity) as a wholly owned Subsidiary of Parent and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of the Surviving Corporation in accordance with the DGCL and DLLCA.

Section 1.2 Closing and Second Closing

(a)	The closing of the Merger (the Closing) shall take place at 10:00 a.m., New York time, on the date that is the later of (i) the third (3rd) Business Day after satisfaction or waiver of all of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be fulfilled at the Closing, including the conditions set forth in Sections 7.2(d), but subject to the fulfillment or waiver of such conditions) and (ii) March 31, 2018, at the offices of Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, New York, New York, 10022, or at such other time, date or place as the Company and Parent may agree to in writing (the date of the Closing, the Closing Date).

(b)	The closing of the Second Merger shall take place immediately following the Effective Time on the Closing Date, at the offices of Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, New York, New York, 10022, or at such other time, date or place as the Company and Parent may agree to in writing.

Section 1.3 Effective Time and Second Effective Time

Subject to the provisions of this Agreement:

(a)	As soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the Certificate of Merger), duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to give effect to the Merger. The Merger shall become effective upon the filing of the Certificate of Merger, unless a later time is agreed in writing by Parent and the Company and specified in the Certificate of Merger (such time as the Merger becomes effective being the Effective Time).

(b)	Immediately following the Effective Time on the Closing Date, the parties shall cause the Second Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the Second Certificate of Merger), duly executed and completed in accordance with the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA in order to give effect to the Second Merger. The Second Merger shall become effective upon the filing of the Second Certificate of Merger, unless a later time is agreed in writing by Parent and the Company and specified in the Second Certificate of Merger (such time as the Second Merger becomes effective being the Second Effective Time).

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Section 1.4 Effects of the Transactions

The Merger and the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA.

ARTICLE II

CERTAIN GOVERNANCE MATTERS

Section 2.1 Exchange Listing

The parties shall cause, effective as of and from the Effective Time, the Parent Common Stock to be listed on the New York Stock Exchange (the Exchange).

Section 2.2 Governance Matters

(a)	Board of Directors of Parent

The Company and Parent shall cooperate and take all action as is necessary to cause, effective as of the Effective Time, the Board of Directors of Parent to be comprised of eleven (11) directors as follows:

(A)	six (6) directors selected by Parent and identified in writing to the Company no less than 20 Business Days prior to the Registration Statement Effective Date, one of whom shall be the Chairman of the Board of Directors of Parent;

(B)	four (4) directors selected by the Company from the Board of Directors of the Company as of the date hereof and identified in writing to Parent no later than six weeks following the date hereof; and

(C)	the Chief Executive Officer of Parent as of the Effective Time;

provided that if, prior to the Effective Time, any individual designated to serve on the Board of Directors of Parent after the Effective Time pursuant to this Section 2.2(a) is unable or unwilling to so serve, Parent or the Company, as applicable, shall designate another individual in accordance with this Section 2.2(a) to serve in such individual’s capacity; provided, further that no less than three (3) directors nominated by the Company shall qualify as “independent” directors under the applicable rules of the Exchange.

(b)	Chief Executive Officer. Effective as of the Effective Time, Jenniffer Deckard shall serve as the Chief Executive Officer of Parent.

Section 2.3 Organizational Documents

(a)	Effective as of the Effective Time, Parent shall cause the Parent Certificate of Incorporation to be amended and restated to read in its entirety as the certificate of incorporation set forth in Exhibit I (the Parent Amended Certificate of Incorporation) and the Parent Bylaws to be amended and restated to read in their entirety as the bylaws set forth in Exhibit J (the Parent Amended Bylaws).

(b)	At the Effective Time, the certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law.

(c)	At the Second Effective Time, the certificate of formation and limited liability company agreement of Merger Sub LLC as in effect immediately prior to the Second Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Second Surviving Entity until thereafter changed or amended as provided therein or by Applicable Law.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

ARTICLE III

EFFECT OF THE MERGER AND THE SECOND MERGER ON THE

CAPITAL STOCK OF THE COMPANY; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock of the Company

(a)	Conversion of the Company Common Stock and the Merger Sub Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any of the parties, or the holders of any shares of Company Common Stock:

(i)	Each issued and outstanding share of Company Common Stock (other than any shares of Company Common Stock to be cancelled pursuant to Section 3.1(b) and Dissenting Shares, if any) shall be converted into the right to receive: (A) such number of shares of Parent Common Stock equal to the Exchange Ratio multiplied by 1 (the Stock Consideration), and (B) an amount in cash equal to the result of (x) $170,000,000, divided by (y) the Fully Diluted Foxtrot Share Number, without interest (the Cash Consideration and, together with the Stock Consideration and the right to receive cash in lieu of fractional shares of Parent Common Stock as specified in Section 3.2(e) below, the Merger Consideration). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist. As of the Effective Time, each holder of a Certificate or Book-Entry Share representing any shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Merger Consideration in accordance with Section 3.2.

(ii)	Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for the cancellation of the shares of Merger Sub common stock and the provision of the aggregate Merger Consideration by Parent, the Surviving Corporation shall issue an equivalent number of fully paid and non-assessable shares of common stock, par value $0.01 per share, all of which shares shall be held by Parent, and which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b)	Cancellation of Company Common Stock. Each share of Company Common Stock then owned by the Company or any wholly owned Subsidiary of the Company (or held in the treasury of the Company) immediately prior to the Effective Time, or held by Sibelco or any of its Subsidiaries immediately prior to the Effective Time, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)	Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, share consolidation, share subdivision, share bonus issue or stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Common Stock issued and outstanding after the date hereof and prior to the Effective Time.

(d)	Treatment of the Company Options and Company Equity Awards.

(i)

As of the Effective Time, each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted (as converted, a Converted Stock Option), by virtue of the Merger and without any action on the part of the holder of that Company Option, into an option exercisable for that number of shares of Parent Common Stock equal to the product of (A) the aggregate number of shares of Company Common Stock for which such Company Option was exercisable multiplied by (B) the Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of such Converted Stock Option shall be equal to (x) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (y) the Exchange Ratio, rounded up to the nearest cent; provided, however that the exercise price and the number of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

shares of Parent Common Stock purchasable pursuant to a Converted Stock Option shall be subject to such adjustments as may be necessary for the foregoing conversion to satisfy the requirements of Sections 409A, 422 and 424 of the US Internal Revenue Code of 1986, as amended (the Code) and Treasury Regulation Section 1.424-1, as applicable, and in determining whether such adjustments are required, the Merger Consideration will be considered fair market value of a share of Company Common Stock.

(ii)	As of the conversion pursuant to Section 3.1(d)(i), each Converted Stock Option shall have, and be subject to, the same terms and conditions (including any continuing vesting requirements) set forth in the applicable Company Equity Plan and the option agreement pursuant to which the corresponding Company Option was granted, as in effect immediately prior to the Effective Time; except, that if the employment of a holder of a Converted Stock Option is terminated without Cause or if the holder terminates his or her employment for Good Reason during the Award Protection Period, such holder’s unvested and unexcerciseable Converted Stock Options will become fully vested and exercisable upon such termination of employment. Further, all vested Converted Stock Options will remain exercisable for a minimum period of 12 months following the holder’s termination of employment at any time and for any reason other than for Cause, or, if earlier, until the original expiration date of the Converted Stock Option.

(iii)	Each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted (as converted, a Converted RSU Award) into a Parent restricted share unit award with respect to the aggregate number of shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time, and (B) the Exchange Ratio, rounded up or down to the nearest whole unit. Each Converted RSU Award shall have, and be subject to, the same terms and conditions (including any continuing vesting requirements) set forth under the applicable Company Equity Plan and award agreement in effect immediately prior to the Effective Time, except, that if the employment of a holder of a Converted RSU Award is terminated without Cause or if the holder terminates his or her employment for Good Reason during the Award Protection Period, such holder’s Converted RSU Award will become fully vested, nonforfeitable and payable upon such termination of employment; provided that to the extent any such Converted RSU Award is subject to Section 409A of the Code, such payment shall be made in accordance with the applicable award’s terms and at the earliest time permitted that will not result in the application of a tax or penalty under Section 409A of the Code.

(iv)	Each Company PSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted (as converted, a Converted PSU Award) into a Parent restricted share unit award with respect to the aggregate number of shares of Parent Common Stock equal to the product of (A) and (B), where (A) is (x) for 2016 PSU Awards, the Earned 2016 PSU Award and (y) for 2017 PSU Awards, the Earned 2017 PSU Award and (B) is the Exchange Ratio, rounded up or down to the nearest whole unit. Each Converted PSU Award shall have, and be subject to, the same terms and conditions as set forth under the applicable Company Equity Plan and award agreement in effect immediately prior to the Effective Time; except that (x) such Converted PSU Award will be subject to forfeiture based only on continued service requirements in the applicable award agreement and not on achievement of any performance criteria, and (y) if the holder of a Converted PSU Award is terminated without Cause or if the holder terminates his or her employment for Good Reason during the Award Protection Period, such holder’s Converted PSU Award will become fully vested, nonforfeitable, and payable upon such termination of employment; provided that to the extent any such Converted PSU Award is subject to Section 409A of the Code, the payment of such Converted PSU Award shall be made in accordance with the applicable award’s terms and at the earliest time permitted that will not result in the application of a tax or penalty under Section 409A of the Code.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(v)	Effective as of the Effective Time, Parent shall assume (A) the Company Options, Company RSU Awards and Company PSU Awards (collectively, the Company Equity Awards) that are outstanding immediately prior to the Effective Time in accordance with the terms of this Section 3.1(d) and (B) sponsorship of each Company Equity Plan, provided that references to the Company therein shall thereupon be deemed references to Parent and references to Company Common Stock therein shall be deemed references to Parent Common Stock with appropriate equitable adjustments to reflect the Transactions. In addition, promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Company Equity Award informing such holder of the effect of the Merger on the Company Equity Awards.

(vi)	Prior to the Effective Time, the Board of Directors of the Company and Parent or the appropriate committees thereof shall adopt resolutions and take all other actions as may be necessary to provide for the treatment of the Company Equity Awards and the Company Equity Plans in the manner contemplated by this Section 3.1(d) without limitation.

(vii)	On or prior to the Effective Time, Parent shall file one or more registration statements on Form S-8 (or any successor or other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 3.1(d). Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the Company Equity Awards assumed by it in accordance with this Section 3.1(d).

(e)	Payments to Holders of Company Equity Awards.

(i)	Parent shall, or shall cause a Subsidiary to, pay each holder of an In-the-Money Option that is outstanding immediately prior to the Effective Time a lump sum cash amount equal to (A) the Cash Consideration, multiplied by (B) the aggregate number of the holder’s Cash Consideration Fully Diluted Stock Option Shares, less applicable withholding taxes, if any, and such cash payment shall be paid to the holder within 7 days of the Closing Date.

(ii)	Parent shall, or shall cause a Subsidiary to, pay each holder of a Company RSU Award that is outstanding immediately prior to the Effective Time a lump sum cash amount equal to (A) the Cash Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time, less applicable withholding taxes, if any, and such cash amount shall be paid to the holder within 7 days of the Closing Date; provided that to the extent necessary to comply with Section 409A of the Code, such cash payment shall be made in accordance with the applicable Company RSU Award terms and at the earliest time permitted that will not result in the application of a tax or penalty under Section 409A of the Code.

(iii)	Parent shall, or shall cause a Subsidiary to, pay (A) each holder of a 2016 PSU Award that is outstanding immediately prior to the Effective Time a lump sum cash amount equal to (1) the Cash Consideration multiplied by (2) the holder’s aggregate Earned 2016 PSU Awards, less applicable withholding taxes, if any, and (B) each holder of a 2017 PSU Award that is outstanding immediately prior to the Effective Time a lump sum cash amount equal to (1) the Cash Consideration multiplied by (2) the holder’s aggregate Earned 2017 PSU Awards less applicable withholding taxes, if any. Such cash amounts shall be paid to the Company PSU Award holder within 7 days of the Closing Date; provided that to the extent necessary to comply with Section 409A of the Code, such cash payment shall be made in accordance with the applicable Company PSU Award terms and at the earliest time permitted that will not result in the application of a tax or penalty under Section 409A of the Code.

(f)	For the purposes of this Agreement:

(i)	Aggregate Foxtrot Shares is equal to 0.35 multiplied by x (where 0.65 multiplied by x is equal to the aggregate number of shares of issued and outstanding stock of Parent that Sibelco and its Affiliates (including Sibelco Switzerland GmbH) own immediately prior to the Effective Time after giving effect to the HPQ Redemption and the Cash Redemption). The foregoing value x is referred to as the Baseline Outstanding Count.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(ii)	Cash Consideration Fully Diluted Stock Option Shares equals for each In-the-Money Option outstanding immediately prior to the Effective Time (i) the aggregate number of shares of Company Common Stock subject to the In-the-Money Option; multiplied by (ii) a fraction, calculated to two decimal places and rounded down, where (A) the numerator equals the Company Share Value less the exercise price for such In-the-Money Option, and (B) the denominator is the Company Share Value.

(iii)	Company Share Value means the average of the volume weighted average price per share of Company Common Stock on the Exchange (as reported by Bloomberg L.P.) in respect of the thirty consecutive trading days ending with the second complete trading day immediately prior to the Closing Date.

(iv)	Earned 2016 PSU Award means for each 2016 PSU Award, the number of shares of Company Common Stock subject to such 2016 PSU Award assuming achievement of 100% of target performance.

(v)	Earned 2017 PSU Award means for each 2017 PSU Award, the number of shares of Company Common Stock subject to such 2017 PSU Award assuming achievement of 133% of target performance.

(vi)	Exchange Ratio is equal to y where the product of:

(A)	the sum of (1) 229,895,367 plus (2) the aggregate number of shares of Company Common Stock issued between the Company Measurement Date and the Effective Time (excluding shares of Company Common Stock issued in connection with the settlement of Company Equity Awards outstanding as of the Company Measurement Date), plus (3) in respect of any Company RSU Awards and Company PSU Awards granted between the Company Measurement Date and the Effective Time, the aggregate number of shares of Company Common Stock subject to such Company RSU Awards and Company PSU Awards immediately prior to the Effective Time; multiplied by

(B)	y,

is equal to the Aggregate Foxtrot Shares.

(vii)	In-the-Money Option means each Company Stock Option that, immediately prior to the Effective Time, has an exercise price that is less than the Company Share Value.

(g)

Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL and not effectively withdrawn or lost such holder’s rights to appraisal (the Dissenting Shares), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

payment with respect to or settle or compromise or offer to settle or compromise any such demand or proceeding, or agree to do any of the foregoing.

Section 3.2 Exchange of Shares and Certificates

(a)	Exchange Agent. Prior to the Effective Time, Parent or Merger Sub shall designate a bank, trust company or nationally recognized stockholder services provider (the Exchange Agent) for the purpose of exchanging, in accordance with this ARTICLE III, Certificates and Book-Entry Shares for the Merger Consideration. In addition, at or prior to the Effective Time, Parent or Merger Sub shall deposit or cause to be deposited with the Exchange Agent, for the benefit of holders of shares of Company Common Stock, (i) shares of Parent Common Stock representing the aggregate amount of shares of Parent Common Stock sufficient to deliver the Stock Consideration, in the aggregate, to all persons entitled thereto; and (ii) immediately available funds sufficient to pay the Cash Consideration, in the aggregate, to all holders of Company Common Stock pursuant to Section 3.1(a)(i)(B) persons entitled thereto (such cash and shares, together with any dividends or distributions with respect thereto, hereinafter, the Exchange Fund). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.1 out of the Exchange Fund. Parent shall consult with, and consider in good faith the views of, the Company in relation to the selection of the Exchange Agent. The Company shall have the right to approve the selection of the Exchange Agent, and the Contract pursuant to which Parent or Merger Sub shall appoint the Exchange Agent shall be in form and substance reasonably acceptable to the Company.

(b)	Exchange Procedures.

(i)	As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate (a Certificate) or book-entry share (a Book-Entry Share) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock, whose shares were converted into the right to receive the Merger Consideration, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, and which shall be in such form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock and that amount of cash (including cash in lieu of fractional shares as provided in Section 3.2(e)) that such holder has the right to receive pursuant to the provisions of this ARTICLE III, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be registered in the name of, or paid to, a person other than the person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition to the registration or payment (as applicable) of such Merger Consideration that the surrendered Certificate or Book-Entry Share shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

(ii)	Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of Certificates or Book-Entry Shares.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(c)	Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.2(e), in each case until the surrender of such Certificate or Book-Entry Share in accordance with this ARTICLE III. Subject to Applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.2(e), (ii) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(d)	No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this ARTICLE III (including any cash paid pursuant to Section 3.2(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock, theretofore represented by such Certificates or Book-Entry Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE III, except as otherwise provided by Applicable Law.

(e)	Fractional Shares.

(i)	No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividends or other distributions with respect to Parent Common Stock shall be payable on or with respect to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Common Stock.

(ii)	Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all Certificates and Book-Entry Shares delivered by such holder) (each a Fractional Stockholder) shall receive, in lieu thereof, cash (in a US dollar amount), without interest, in an amount equal to such fraction as determined below. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess, the Excess Shares). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the Exchange, all in the manner provided herein.

(iii)

The sale of the Excess Shares by the Exchange Agent shall be executed on the Exchange and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the Fractional Stockholders, the Exchange Agent shall hold such proceeds in trust for such Fractional Stockholders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, (A) the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and (B) the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.2(e).

(iv)	Notwithstanding the provisions of this Section 3.2(e), Parent may elect, at its option exercised prior to the Effective Time, to pay the Exchange Agent an amount in cash in US dollars, to be deposited on the first Business Day following the Effective Time, sufficient for the Exchange Agent to pay each holder of Certificates or Book Entry Shares an amount in cash equal to the product obtained by multiplying (A) the fraction of a share of Parent Common Stock to which such holder would have otherwise been entitled by (B) the closing price for a single share of Parent Common Stock on the Exchange on the first Business Day immediately following the Effective Time. In such event, all references in this Agreement to the net proceeds from the sale of Excess Shares and similar references shall be deemed to refer to the payment executed in the manner set forth in this Section 3.2(e)(iv).

(f)	Return of Merger Consideration. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.2(a) that remains undistributed to the holders of the Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this ARTICLE III shall thereafter be entitled to look only to Parent for payment of their claim for any shares of Parent Common Stock, any cash (including cash in lieu of fractional shares of Parent Common Stock) and any dividends or distributions with respect to Parent Common Stock.

(g)	No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Book-Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions with respect to Parent Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to, or be required to come into the custody of, any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of all claims or interests of any person previously entitled thereto.

(h)	Withholding Rights. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(i)	Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Parent or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock, and unpaid dividends and distributions on Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Section 3.3 Effect of the Second Merger

As of the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the parties, or the holders of any shares of Company Common Stock, each share of Company Common Stock issued and outstanding immediately prior to the Second Effective Time shall be automatically cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Company

Except as set forth in any Company SEC Document filed and publicly available two (2) Business Days prior to the date of this Agreement (the Company Filed SEC Documents) and filed with the Securities and Exchange Commission (the SEC) since July 1, 2015 (excluding any disclosures in any risk factors section, in any forward-looking statements section and other disclosures to the extent predictive or forward-looking in nature) or as disclosed in the disclosure schedule delivered by the Company to Parent prior to the date of this Agreement (the Company Disclosure Schedule) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), the Company represents and warrants to Parent as follows:

(a)	Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to Subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, as to Subsidiaries, for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has delivered to or made available to Parent prior to the date of this Agreement true and complete copies of any amendments to the certificate of incorporation of the Company (the Company Certificate of Incorporation) and the bylaws of the Company (the Company Bylaws) not filed with the SEC as of the date of this Agreement.

(b)	Corporate Authority; Non-contravention.

(i)

The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, subject (in the case of the Merger) to the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the state of Delaware. The Board of Directors of the Company (at a meeting duly called and held) has, by the vote of the directors of the Company: (a) determined that entering this Agreement and consummating the Transactions, are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) authorized and approved the execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company is a party by the Company and approved the Transactions; and (c) recommended the adoption of this Agreement by the holders of the Company Common Stock and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Company Stockholders Meeting, and, subject to actions permitted under Section 5.2(b), such resolutions have not been rescinded, modified or

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

withdrawn in any way. This Agreement and each Ancillary Agreement to which the Company is a party has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and each Ancillary Agreement to which the Company is a party by each other party thereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the Enforceability Exceptions).

(ii)	The execution and delivery of this Agreement and each Ancillary Agreement to which the Company is a party by the Company does not, and the consummation of the Transactions, and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, amendment or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, security interest or encumbrance of any kind or nature whatsoever (collectively, Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, under: (A) the Company Certificate of Incorporation or the Company Bylaws or the comparable organizational documents of any of its Subsidiaries; (B) any legally binding loan or credit agreement, note, bond, mortgage, indenture, trust document, lease, commitment, contract or other legally binding agreement, instrument, permit, concession, franchise, license or similar authorization (each a Contract) to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or their respective properties or assets may be bound; or (C) subject to the governmental filings and other matters referred to in Section 4.1(b)(iii), any Applicable Laws applicable to the Company or any of its Subsidiaries or their respective businesses, properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on the Company or (2) prevent or materially delay the consummation of any of the Transactions.

(iii)

No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any national, federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (a Governmental Entity) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which the Company is a party by the Company or the consummation by the Company of the Transactions, except for (A) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the HSR Act), and with any other applicable national, federal, state or foreign Applicable Laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the Antitrust Laws); (B) the filing with the SEC of (w) a proxy statement relating to the Company Stockholders Meeting (as defined in Section 6.2) (such proxy statement, as amended or supplemented from time to time, the Proxy Statement), (x) a prospectus relating to the issue of shares of Parent Common Stock pursuant to the Merger (such prospectus, as amended or supplemented from time to time, the Prospectus), (y) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (as amended from time to time, and including any Prospectus contained therein and including any information incorporation by reference therein, the Registration Statement), and related Form 8-A and (z) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), as may be required in connection with this Agreement and the Transactions; (C) the filing of the Certificate of Merger with the Secretary of State of the state of Delaware and appropriate documents with the relevant authorities of other states

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

in which the Company and Parent or their respective Subsidiaries are qualified to do business; (D) such filings with and approvals of the Exchange to permit the shares of Parent Common Stock, including those that are to be issued in the Merger, to be listed on the Exchange; and (E) such other consents, approvals, Orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on the Company or (2) prevent or materially delay the consummation of any of the Transactions.

(c)	Capital Structure.

(i)	The authorized capital stock of the Company consists of 1,850,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the Company Preferred Stock). At the close of business on December 8, 2017 (the Company Measurement Date), (A) 224,092,378 shares of Company Common Stock were issued and outstanding (of which 0 shares of Company Common Stock were subject to vesting restrictions under the terms of incentive equity awards issued by the Company), (B) 18,273,406 shares of Company Common Stock were held by the Company in its treasury, (C) no shares of Company Preferred Stock were issued and outstanding, (D) 13,594,656 shares of Company Common Stock were reserved for future issuance upon exercise of outstanding Company Options, (E) 1,706,984 shares of Company Common Stock were subject to issuance pursuant to Company RSU Awards, and (F) 1,169,200 shares of Company Common Stock were subject to issuance pursuant to Company PSU Awards (assuming satisfaction of any performance vesting conditions at maximum levels). Section 4.1(c)(i) of the Company Disclosure Schedule sets forth, as of the Company Measurement Date, a true and complete list of all restricted shares of Company Common Stock, Company Options, Company RSU Awards, and Company PSU Awards, including with respect to each such award, as applicable, the Company Equity Plan under which it was granted, the date of grant, vesting schedule, exercise price, expiration date and number of shares of Company Common Stock subject thereto. Each Company Option has been issued in compliance with all Applicable Laws and properly accounted for in all material respects in accordance with GAAP.

(ii)	All outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.1(c) and except for changes since the Company Measurement Date resulting from the issuance of shares of Company Common Stock pursuant to Company Options, Company RSU Awards or Company PSU Awards or as expressly permitted by Section 5.1(a)(ii), (A) there are not issued or outstanding (x) any shares of capital stock or other voting securities of the Company, (y) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of the Company or (z) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries (including any Subsidiary trust), or obligations of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of the Company, and (B) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(iii)	There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or its Subsidiaries. Except as set forth on Section 4.1(c)(iii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(d)	Subsidiaries.

(i)	The Subsidiaries set forth on Section 4.1(d)(i) of the Company Disclosure Schedule are the only Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC) of the Company. All outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(ii)	There are no outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its Subsidiaries, (B) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Subsidiary of the Company or (C) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of Subsidiaries of the Company or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(e)	SEC Documents; Financial Statements; Undisclosed Liabilities.

(i)	The Company and its Subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since July 1, 2015 (the Company SEC Documents). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the Securities Act), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Documents, including Industry Guide 7, and none of the Company SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii)	The consolidated financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents (the Company Financial Statements) were prepared in all material respects in accordance with U.S. generally accepted accounting principles (GAAP) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)

The auditing firm which audited the Company’s financial statements for the years ended December 31, 2014, December 31, 2015 and December 31, 2016 were independent registered accountants as required by the rules and regulations of the Public Company Accounting Oversight Board and SEC. The geological firm which reviewed the Company’s estimated sand reserves for the years ended December 31, 2014, December 31, 2015 and December 31, 2016 and is named in the Company’s

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

annual report on Form 10-K for the year ended December 31, 2016 was an independent firm of mining engineers and geologists for the Company.

(iv)	Except (A) as reflected or reserved against in the Company’s audited balance sheet as of December 31, 2016 (or the notes thereto) as included in the Company Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2016 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(v)	The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. Since July 1, 2015, none of the Company or, to the knowledge of the Company, the Company’s independent accountants, the Board of Directors of the Company or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(vi)	The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(vii)	Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(f)	Reserves. The Company has delivered or otherwise made available to Parent true and correct copies of all written reports of the Company or its Subsidiaries estimating the Company’s and such Subsidiaries’ proven and probable reserves as of December 31, 2016. The qualitative and quantitative data regarding proven and probable reserves of the Company included in the Company SEC Documents were derived in accordance with the procedures described therein and, in all material respects, all applicable industry standards, including Securities Act Industry Guide 7. Since January 1, 2017 and except for changes generally affecting sand-based proppant mining (including changes in commodity prices and fluctuations in demand for production) and normal depletion by production, there has been no change in respect of the proven and probable reserves set forth in the Company SEC Documents.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(g)	Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, including any Prospectus contained therein and including any information incorporated by reference therein, or (ii) the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, will, at such time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or any other third party specifically for inclusion in the Proxy Statement.

(h)	Absence of Certain Changes or Events. From June 30, 2017, through the date of this Agreement, other than with respect to the Transactions, (i) the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, (ii) there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company, and (iii) there have been no Effects that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Sections 5.1(a)(iv), 5.1(a)(v), 5.1(a)(vi), 5.1(a)(vii), 5.1(a)(ix), 5.1(a)(xii) or 5.1(a)(xiii).

(i)	Compliance with Applicable Laws; Outstanding Orders.

(i)	The Company and its Subsidiaries and its and their respective employees hold all permits, licenses, certificates, variances, exemptions, Orders, registrations, approvals and other authorizations of all Governmental Entities that are required for the operation of the businesses of the Company and its Subsidiaries (the Company Permits), and such Company Permits are in full force and effect, except where the failure to have any such Company Permits or to maintain such Company Permits in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are not, and since July 1, 2015 have not been, in, and have not received written notice of, a material violation or breach of, or default under, any Company Permit.

(ii)	The Company, its Subsidiaries and their operations are, and at all times since July 1, 2015 have been, in compliance with the terms of the Company Permits and all applicable laws, statutes, Orders, rules, regulations, ordinances, policies or guidelines promulgated, or judgments, decisions, orders or decrees entered by any Governmental Entity (collectively, Applicable Laws) applicable to the Company or any of its Subsidiaries or their respective businesses, properties or assets, except where the failure to be in compliance with such Company Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since July 1, 2015, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity of any material violation (or any investigation with respect thereto) of any Applicable Laws.

(iii)	Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to (A) be material to the Company and its Subsidiaries, taken as a whole, or (B) prevent or materially delay the consummation of the Transactions.

(j)	Company Mineral Rights; Company Owned Real Estate; Company Leased Real Estate; Personal Property.

(i)	Except for such matters that are not or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Subsidiaries have all necessary mineral rights, surface and subsurface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other rights and interests granting the Company or one or more of its Subsidiaries the rights and ability to mine, extract, remove, process, transport and market the sand and mineral reserves owned or controlled by the Company and its Subsidiaries, in the ordinary course thereof (Company Mineral Rights), free and clear of any Liens (other than Permitted Liens). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to a lease or other agreement providing for Company Mineral Rights, has violated any provision of such lease or other agreement providing for Company Mineral Rights, and no circumstance exists that, with or without notice, the lapse of time, or both, would constitute a default under, or give rise to any rights to terminate (in whole or in part) or suspend, any lease or other agreement providing for Company Mineral Rights. Except as set forth in Section 4.1(j)(i) of the Company Disclosure Schedule and except for Permitted Liens, there are no leases, subleases, licensees, concessions, rights-of-way, easements or other agreements (whether written or oral), granting third parties the right of use or occupancy of, any Company Mineral Right (or the surface thereof).

(ii)	The Company or one or more of its Subsidiaries has good and marketable fee simple title to the Company Owned Real Estate free and clear of any Liens (other than Permitted Liens). Section 4.1(j)(ii) of the Company Disclosure Schedule contains a true and complete list by address (where applicable) and legal description of the Company Owned Real Estate as of the date hereof. Except as set forth on Section 4.1(j)(ii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries: (A) lease or grant any person the right to use or occupy all or any part of the Company Owned Real Estate: (B) other than to Parent, has granted any person an option, right of first offer, or right of first refusal to purchase any Company Owned Real Estate or any portion thereof or interest therein; or (C) has received written notice of any pending, and to the knowledge of the Company threatened, condemnation proceeding affecting any Company Owned Real Estate or any portion thereof or interest therein, that that, in the case of preceding clauses (A) and (C), would, individually or in the aggregate, be expected to be material. Neither the Company nor any Subsidiary of the Company is a party to any agreement or option to purchase any real property or interest therein.

(iii)	Section 4.1(j)(iii) of the Company Disclosure Schedule contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for the Company Leased Real Estate and the Company Mineral Rights (including the date and name of the parties to such Lease document). The Company has delivered to Parent a true and complete copy of each such Lease. Except as set forth on Section 4.1(j)(iii) of the Company Disclosure Schedule, with respect to each of the Leases set forth thereon: (i) such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease that would, individually or in the aggregate, be expected to be material; (iii) the Company’s or its Subsidiary’s possession and quiet enjoyment of the Company Leased Real Estate or the Company Mineral Rights, as applicable, under such Lease has not been disturbed, and to the knowledge of the Company, there are no disputes with respect to such Lease that would, individually or in the aggregate, be expected to be material; and (iv) there are no Liens on the estate created by such Lease other than Permitted Liens. Except as would not reasonably be expected to be material to such specific Company Leased Real Estate or Company Mineral Right, neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has the Company or any of its Subsidiaries subleased, licensed, or otherwise granted any person (other than another wholly-owned Subsidiary of the Company) a right to use or occupy any Company Leased Real Estate or any portion thereof.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(iv)	The Company Owned Real Estate identified on Section 4.1(j)(ii) of the Company Disclosure Schedule and the Company Leased Real Estate identified on Section 4.1(j)(iii) of the Company Disclosure Schedule comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company or any of its Subsidiaries.

(v)	There are no pending, or to the knowledge of the Company, threatened proceedings by any Governmental Entity to condemn, take, expropriate or demolish any Company Mineral Rights, Company Owned Real Estate or Company Leased Real Estate.

(vi)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens).

(k)	Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i)	The Company and its Subsidiaries are, and have been for the past five years, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Company Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted, and, to the knowledge of the Company, there are no facts or circumstances which are likely to result in (A) any existing Company Permits being terminated, revoked, suspended, materially varied or modified or (B) any existing application for Company Permits being refused.

(ii)	To the knowledge of the Company, neither the Company nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Materials on, at, under, in, or from any real property currently or formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is: (A) currently subject to any investigation, remediation, or monitoring; or (B) reasonably likely to result in liability to the Company or any of its Subsidiaries, in either case of (A) or (B) under any applicable Environmental Laws.

(iii)	Neither the Company nor any of its Subsidiaries has exposed any employee or any third party to any Hazardous Materials or, to the knowledge of the Company, respirable silica under circumstances reasonably expected to give rise to any material liability or obligation under any Environmental Law.

(iv)	There is no Action pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any order, writ, injunction, decree, ruling, or judgment (Order), settlement agreement, or other written agreement by or with any Governmental Entity imposing any material liability or obligation with respect to any of the foregoing.

(v)	Neither the Company nor any of its Subsidiaries has expressly assumed, retained or agreed to provide indemnification with respect to any specific, identified or known liabilities under any applicable Environmental Laws of any other person in any acquisition or divestiture of any property or business.

(vi)	There are no known or suspected defects or other facts or circumstances that would be likely to adversely affect the structural integrity of any water and/or tailings impoundments located at any property of the Company or its Subsidiaries.

(l)

Litigation. There is no action, suit, investigation or proceeding (each, an Action) pending against or, to the knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) be material to the Company and its Subsidiaries, taken as a whole, or (B) prevent or materially delay the consummation of any of the Transactions.

(m)	Benefit Plans.

(i)	Section 4.1(m)(i) of the Company Disclosure Schedule sets forth a true and complete list of all material Company Plans.

(ii)	The Company has made available to Parent: (i) copies of all material documents setting forth the terms of each Company Plan, including all amendments thereto and all related trust documents (or, in the case of any such Company Plan that is unwritten, descriptions thereof); (ii) the three most recent annual reports (e.g., Form Series 5500), if any, required under ERISA, the Code or other Applicable Laws in connection with each Company Plan; (iii) the most recent actuarial reports (if applicable) for all Company Plans; (iv) the most recent summary plan description and summaries of material modifications, if any, required under ERISA or other Applicable Laws with respect to each Company Plan; (v) the most recent Internal Revenue Service (IRS) determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; and (vi) all filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program with respect to any matter that remains unresolved as of the date of this Agreement.

(iii)	Except as set forth on Section 4.1(m)(iii) of the Company Disclosure Schedule, none of the Company, its Subsidiaries or any of their respective ERISA Affiliates, contributes to, has contributed to during the past six (6) years, or otherwise participates in or has any liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA or any plan that is otherwise a “defined benefit” type pension plan under Applicable Law.

(iv)	With respect to any Company Plan that is subject to Title IV of ERISA: (i) no “reportable event” within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred in the last twelve months that could reasonably be expected to result in material liability to the Company or its Subsidiaries; (ii) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full; (iii) no material liability of the Company or its Subsidiaries (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries (other than premiums due to the Pension Benefit Guaranty Corporation but not delinquent under Section 4007 of Title IV of ERISA); (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Company Plan and, to the knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such Company Plan; and (v) no such Company Plan is considered an “at-risk” plan or a plan in “endangered” or “critical” status within the meaning of Sections 430, 431 or 432 of the Code or Sections 303, 304 or 305 of ERISA.

(v)	Each Company Plan intended to qualify under Section 401(a) of the Code and the trusts forming a part thereof are qualified and have received a determination or opinion letter from the IRS upon which it may rely regarding its qualified status under the Code and, to the knowledge of the Company, nothing has occurred, whether by action or by failure to act, that caused or could cause the loss of such qualification or the imposition of any penalty or Tax liability.

(vi)	All material payments required by each Company Plan or by Applicable Laws with respect to each Company Plan (including, without limitation, all contributions and insurance premiums) required to be paid by the Company or its Subsidiaries have been timely made, properly accrued or provided for by the Company or its Subsidiaries in accordance with the provisions of each of the Company Plans, Applicable Laws and GAAP.

(vii)	No proceeding, audit, claim, or investigation has been asserted, instituted or, to the knowledge of the Company, threatened against any of the Company Plans (other than routine claims for benefits and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

appeals of such claims), any trustee or fiduciaries thereof, or any of the assets of any trust of any of the Company Plans, that in each case could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries, either directly or by reason of the Company’s or any of its Subsidiaries’ affiliation with any of its ERISA Affiliates.

(viii)	Each Company Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and Applicable Laws, including, without limitation, ERISA and the Code.

(ix)	To the knowledge of the Company, no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred with respect to the Company Plans that could reasonably be expected to result in material liability of the Company or any of its Subsidiaries.

(x)	Except as set forth on Section 4.1(m)(x) of the Company Disclosure Schedule, no Company Plan provides material post-retirement health and welfare benefits to any current or former employee of the Company or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other Applicable Laws.

(xi)	Except as set forth on Section 4.1(m)(xi) of the Company Disclosure Schedule, the consummation of the Merger alone, or in combination with any other event, will not (i) accelerate the time of payment or vesting or materially increase the amount of compensation or benefits due to any employee, director or other individual service provider of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) limit or restrict the ability of the Company or its Subsidiaries (or their respective successors) to amend or terminate any Company Plan at any time.

(xii)	Except as set forth on Section 4.1(m)(xii) of the Company Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger, by any employee, director or other individual service provider of the Company or its Subsidiaries under any Company Plan or other agreement or arrangement currently in effect would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries have any indemnity or gross-up obligations on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(xiii)	Neither the Company nor any of its Subsidiaries have made any legally binding promises or commitments to create any additional material Company Plan or to modify or change in any material way any existing material Company Plan.

(xiv)	With respect to each Company Plan that is mandated by a government other than the United States, subject to the Applicable Laws of a jurisdiction outside of the United States, or maintained for the benefit of employees located outside of the United States, such Company Plan has been maintained, funded, invested, established and operated in all material respects in accordance with the applicable plan document and all Applicable Laws and other requirements including registration requirements and if intended to qualify for special Tax treatment, satisfies all requirements for such treatment, and to the knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect the Tax status of any such Company Plan.

(xv)

Except as set forth in Section 4.1(m)(xv) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries nor any of their ERISA Affiliates have within the past six (6) years been obligated to contribute to or had any material liability (including current or potential withdrawal liability) with respect to any “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA or any “multiple employer plan” (within the meaning of Section 212(a) of ERISA). With respect to any “multiemployer plan” scheduled pursuant to the preceding sentence, (1) the Company, its Subsidiaries and its ERISA Affiliates have timely satisfied all contribution obligations in respect thereof in full when due and are not subject to any proceeding by a fiduciary of any such “multiemployer plan” to enforce Section 515 of ERISA, and the assets of the Company and its Subsidiaries are not subject to

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

any lien or other encumbrance in respect of any delinquent contributions owed to any such “multiemployer plan”, and (2) to the knowledge of the Company, no such “multiemployer plan” has received a determination that it is or is expected to be “ insolvent” (within the meaning of Section 4245 of ERISA) or in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA).

(n)	Labor and Employment Matters. Except as set forth on Section 4.1(n)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other organizations representing, purporting to represent or attempting to represent any employee of the Company or any of its Subsidiaries. No strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred, been threatened or, to the knowledge of the Company, is anticipated with respect to any employee of the Company or any of its Subsidiaries. There are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending, threatened or, to the knowledge of the Company, anticipated with respect to any employee of the Company or any of its Subsidiaries. The Company and its Subsidiaries are in compliance in all material respects with all Applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker classification, worker safety, wages and hours, civil rights, discrimination, immigration, collective bargaining, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder. Neither the Company nor its Subsidiaries have experienced a “mass layoff” or “plant closing” (within the meaning of the Worker Adjustment and Retraining Notification Act) or incurred any liability under such statute during the past three (3) years.

(o)	Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:

(i)	(A) All Tax Returns required to be filed by the Company and its Subsidiaries, have been timely filed, (B) all such Tax Returns are true, complete and correct in all respects, (C) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by the Company and its Subsidiaries have been paid or appropriate reserves have been recorded in the Company Financial Statements, (D) all Taxes of the Company or its Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have, to the extent relevant or required, been properly reserved for in the Company Financial Statements and (E) the Company and its Subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose.

(ii)	No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any of its Subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person.

(iii)	(A) No audits or enquiries before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of the Company or any of its Subsidiaries, as to which any Taxing Authority has asserted in writing any claim or proposed adjustment, and (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Company or any of its Subsidiaries may be liable, which has not been fully paid or finally settled or for which the Company or the relevant Subsidiary has not properly set aside or reserved for in its accounts for such purpose.

(iv)

Neither the Company nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or an agreement entered into in the ordinary course of business which does not relate primarily to Taxes),

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of Subsidiaries of the Company, or the Company and any of its Subsidiaries), (C) has entered into a closing agreement pursuant to Section 7121 of the Code or any other binding agreement with a Taxing Authority that would have a material effect on the determination of the Company’s or any of its Subsidiaries’ liability to Tax in a tax year ending after the Effective Time, or any predecessor provision or any similar provision of foreign, state or local Tax law or (D) has any liability for the payment of Taxes of any person (other than the Company or any of its Subsidiaries) as a successor or transferee.

(v)	None of the assets of the Company or any of its Subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are not yet due and payable and for which the Company or the relevant Subsidiary has properly set aside or reserved for in its accounts).

(vi)	Neither the Company nor any of its Subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time by reason of a change in accounting method or otherwise.

(vii)	Neither the Company nor any of its Subsidiaries has engaged in any transaction the principal purpose of which was Tax avoidance and which is required to be specifically disclosed to any Taxing Authority.

(viii)	Section 4.1(o)(viii) of the Company Disclosure Schedule sets forth the aggregate repurchases by the Company of shares of capital stock or other voting securities of the Company since October 3, 2014, including the number of shares repurchased, the average purchase price for such repurchases, and the aggregate purchase price of such repurchases. The Company has made no other distributions with respect to its capital stock or other voting securities since October 3, 2014 until the date hereof, other than any regular and normal dividend.

(ix)	Neither the Company nor any of its Subsidiaries, has taken any action, or has knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(x)	Neither the Company nor any of its Subsidiaries has distributed, split-off or spun-off or otherwise transferred to its shareholders the stock of another person, or has had its stock distributed, split-off or spun-off or otherwise transferred by another person to its respective shareholders, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(p)	Voting Requirements. The affirmative vote at the Company Stockholders Meeting of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the Company Stockholder Approval) is necessary to adopt this Agreement. The Company Stockholder Approval is the only vote of holders of any securities of the Company or its Subsidiaries is necessary to approve and consummate the Transactions.

(q)	Takeover Statutes and Charter Provisions. Assuming that neither Parent nor any of its “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL, the Board of Directors of the Company has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement and the Transactions. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to the Company or any of its Subsidiaries in connection with this Agreement or any of the Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

(r)	Intellectual Property and Information Technology.

(i)	Section 4.1(r)(i) of the Company Disclosure Schedule lists all patents and patent applications, trademark registrations and pending applications for trademark registrations, copyright registrations

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

and pending applications for copyright registrations, Internet domain name registrations and any other registered Intellectual Property and pending applications for registered Intellectual Property, in each case owned by the Company and its Subsidiaries (collectively, the Company Registered Intellectual Property).

(ii)	The Company and its Subsidiaries own, free and clear of all Liens (except Permitted Liens), the Company Intellectual Property, and own or otherwise have the right to use all Intellectual Property currently used in the operation of their businesses, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The conduct of the Company’s and its Subsidiaries’ businesses, as currently conducted and as conducted since July 1, 2015, does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions or other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Since July 1, 2015, no claims have been issued, are pending or, to the knowledge of the Company, are threatened in writing which (i) allege that the Company’s or any of its Subsidiaries’ operations infringe upon, misappropriate, dilute or otherwise violate any Intellectual Property rights of any third party; or (ii) otherwise will or are likely to adversely affect the Company’s or any of its Subsidiaries’ rights in or to the Company Intellectual Property, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries. To the knowledge of the Company, since July 1, 2015 no third party is or has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of the Company or any of its Subsidiaries, except for infringements, misappropriations, dilutions or other violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(iii)	To the knowledge of the Company, all trade secrets, proprietary information and other confidential information of the Company and its Subsidiaries, and of any third party that has been provided to the Company or any of its Subsidiaries, has been kept confidential and has not been disclosed except in the ordinary course of business and subject to written confidentiality obligations from the third party, except for disclosures that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(iv)	All of the IT Systems are sufficient for the business of the Company and its Subsidiaries as currently conducted, except for circumstances that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

(v)	To the knowledge of the Company, since July 1, 2015, (A) the IT Systems have not been subject to any material systems failure, data loss or theft, unauthorized access, malware attack or other security breach or failure (each, a Cyber Security Incident), and (B) no third party engaged by the Company or any of its Subsidiaries has incurred a Cyber Security Incident which compromised, or potentially compromised, any data held on behalf of or otherwise relating to the Company or any of its Subsidiaries.

(s)

Certain Contracts. Except as set forth on Section 4.1(s) of the Company Disclosure Schedule, and except for this Agreement, as of the date of this Agreement and any Contract that is a Company Plan, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any “material Contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any Contract relating to indebtedness for borrowed money in excess of $5,000,000 or any guarantee thereof, (iii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of the Company and its Subsidiaries (including, for purposes of this Section 4.1(s), Parent and its Subsidiaries, assuming the Merger has taken place), taken as a whole, is or would be conducted, (iv) any material Contract granting “most favored nation” status that, following the Effective Time, would impose obligations on Parent, (v) any Contract that requires aggregate annual payments by or to the Company or any of its Subsidiaries in excess of $3,000,000

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

or aggregate payments by or to the Company or any of its Subsidiaries in excess of $5,000,000, or (vi) any Contract under which the Transactions would trigger any change of control payment obligations, any right of termination, cancellation, or amendment, or any acceleration of any obligation or loss of a benefit (collectively, the Company Material Contracts). The Company has delivered or made available to Parent, prior to the date of this Agreement, true and complete copies of all the Company Material Contracts that exist as of the date of this Agreement and have not been filed as exhibits to the Company Filed SEC Documents. Each Company Material Contract is valid and binding on the Company (or, to the extent a Subsidiary of the Company is a party, such Subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and the Company and each Subsidiary of the Company have performed all obligations required to be performed by them to date under each Company Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has knowledge of, or has received written notice of, any material violation or material default under (nor, to the knowledge of the Company, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(t)	Foreign Corrupt Practices Act. (i) The Company and its Affiliates, and to the knowledge of the Company, such person’s directors, officers and employees are and have been in material compliance with the U.S. Foreign Corrupt Practices Act of 1977 and any other applicable foreign or domestic anticorruption or anti-bribery laws (Anti-Bribery Law), (ii) the Company and its Affiliates have developed and implemented a compliance program which includes corporate policies and procedures designed to ensure compliance with any Anti-Bribery Law to which such person is subject, and (iii) neither the Company nor any of its Affiliates, nor to its knowledge, any of their respective directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any unlawful fee, commission or other sum of money or item of value, however characterized, to any official, employee or representative of, or any other person acting in an official capacity for or on behalf of, any (1) governmental authority, including any entity owned or controlled thereby, (2) political party, party official or political candidate, or (3) public international organization (any such person, a Government Official), or (C) made, authorized, offered or promised to make any unlawful bribe, rebate, payoff, influence payment or kickback or taken or omitted any other action that would violate any Anti-Bribery Law; provided that (i), (ii) and (iii) shall only apply in respect of the Company’s non-controlled Affiliates and their respective directors, officers, employees, agents or other representatives (as applicable) to the extent that such person has taken, or failed to take, a relevant action that relates to and/or affects, or would reasonably be expected to relate to and/or affect, the Company and its Subsidiaries.

(u)	Investigations and Enforcement. Neither the Company nor any of its Affiliates nor, to the knowledge of the Company, any of their respective directors, officers, employees, agents or other representatives acting on its behalf, has received any notice that it is or has been the subject of any investigation, inquiry or litigation, administrative or enforcement proceedings regarding any offense or alleged offense under any Anti-Bribery Law, any economic or financial sanctions administered by the Office of Foreign Assets Control of the US Treasury Department, the US State Department, any other agency of the US government, the United Nations, the United Kingdom, the European Union or any member state thereof (Economic Sanctions Law), or applicable US and non-US laws and regulations relating to money laundering, terrorist financing, or transactions involving the proceeds of illegal activities, including the US Bank Secrecy Act, USA PATRIOT Act, US Money Laundering Control Act and all related implementing regulations (Anti-Money Laundering Law) and, to the knowledge of the Company, no such investigation, inquiry or proceeding has been threatened and there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(v)	Opinion of Financial Advisor. The Company has received the opinion of Wells Fargo Securities, LLC (the Company Financial Advisor), to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock (other than the Company and its wholly owned Subsidiaries and Sibelco and its Subsidiaries). An executed copy of such opinion will be made available to Parent solely for informational purposes promptly after receipt thereof by the Board of Directors of the Company. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

(w)	Brokers. Except for fees payable to the Company Financial Advisor, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.2 Representations and Warranties of Sibelco, Parent, Merger Sub and Merger Sub LLC

Except as disclosed in the disclosure schedule delivered by Parent to the Company prior to the date of this Agreement (the Parent Disclosure Schedule) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Sibelco, Parent, Merger Sub and Merger Sub LLC jointly and severally represent and warrant to the Company as follows:

(a)	Organization, Standing and Corporate Power. Each of Sibelco, Parent, Merger Sub, Merger Sub LLC and the other Subsidiaries of Parent is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Each of Sibelco, Parent, Merger Sub, Merger Sub LLC and the other Subsidiaries of Parent is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, as to Subsidiaries, for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Parent has delivered to or made available to the Company prior to the date of this Agreement true and complete copies of its certificate of incorporation (the Parent Certificate of Incorporation) and bylaws (the Parent Bylaws).

(b)	Corporate Authority; Non-contravention.

(i)

Sibelco, Parent, Merger Sub and Merger Sub LLC have all requisite corporate or other applicable power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Sibelco, Parent, Merger Sub and Merger Sub LLC and the consummation by Sibelco, Parent, Merger Sub and Merger Sub LLC of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Sibelco, Parent, Merger Sub and Merger Sub LLC, subject to the filing of the Certificate of Merger and the Second Certificate of Merger (as applicable) with the Secretary of State of the State of Delaware. The Board of Directors of Parent (at a meeting duly called and held) has, by the unanimous vote of all directors of Parent: (a) determined that entering this Agreement and consummating the Transactions, are advisable and fair to, and in the best interests of, Parent and its shareholders, Merger Sub and Merger Sub LLC; and (b) authorized and approved the execution, delivery and performance of this Agreement and each Ancillary Agreement by Parent and approved the Transactions, and, such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement and each Ancillary Agreement has been duly executed and delivered by Sibelco, Parent, Merger Sub and Merger Sub LLC and, assuming the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

due authorization, execution and delivery of this Agreement and each Ancillary Agreement by the Company and any other party thereto, constitutes the legal, valid and binding obligation of Parent, Merger Sub and Merger Sub LLC, enforceable against Sibelco, Parent, Merger Sub and Merger Sub LLC in accordance with its terms, except for the Enforceability Exceptions.

(ii)	The execution and delivery of this Agreement and each Ancillary Agreement by Parent, Merger Sub and Merger Sub LLC do not, and the consummation of the Transactions and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, under (A) the Parent Certificate of Incorporation or the Parent Bylaws or the comparable organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease, commitment, contract or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Parent or any of its Subsidiaries is a party or by which Parent, any of its Subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in Section 4.2(b)(iii), any Applicable Laws applicable to Parent or any of its Subsidiaries or their respective businesses, properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Parent or (2) prevent or materially delay the consummation of any of the Transactions.

(iii)	No consent, approval, Order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Merger Sub, Merger Sub LLC or any other Subsidiaries of Parent in connection with the execution and delivery of this Agreement or any Ancillary Agreement by Parent, Merger Sub or Merger Sub LLC or the consummation by Parent, Merger Sub or Merger Sub LLC of the Transactions, except for (A) compliance with any applicable requirements of the Antitrust Laws; (B) the filing with the SEC of (y) the Registration Statement and related Form 8-A and (z) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the Transactions; (C) the filing of the Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent and the Company or their respective Subsidiaries are qualified to do business; (D) such filings with and approvals of the Exchange to permit the shares of Parent Common Stock, including those that are to be issued in the Merger, to be listed on the Exchange; and (E) such other consents, approvals, Orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Parent or (2) prevent or materially delay the consummation of any of the Transactions.

(c)	Capital Structure.

(i)

The authorized capital stock of Parent consists of 2,000,000 shares of Parent Common Stock. At the close of business on December 8, 2017 (the Parent Measurement Date), (A) 1,343,714 shares of Parent Common Stock were issued and outstanding, (B) 432,952 shares of Parent Common Stock were held by Parent in its treasury, (C) no shares of Parent Common Stock were Parent Restricted Shares, (D) no shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options and (E) no shares of Parent Common Stock were subject to issuance pursuant to Parent Restricted Stock Units. As of the Effective Time, (A) the authorized capital stock of Parent will consist of at least 90,000,000 shares of Parent Common Stock, (B) no shares of Parent Common Stock will be Parent Restricted Shares, (C) no shares of Parent Common Stock will be subject to issuance pursuant to outstanding Parent Options and (D) no shares of Parent Common Stock will be subject to issuance pursuant to Parent Restricted Stock Units. Sibelco and Sibelco Switzerland GmbH together own, beneficially and of record, directly or indirectly, all of the shares of Parent Common Stock free and clear of any Liens and free of any other restriction (including any restriction on the right to vote, sell or

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

otherwise dispose of such Parent Common Stock), except for restrictions under applicable securities laws.

(ii)	The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (Merger Sub Common Stock). At the close of business on the Parent Measurement Date, 100 shares of Merger Sub Common Stock were issued and outstanding. All issued and outstanding stock of Merger Sub is, and at the Effective Time will be, owned directly by Parent. The authorized limited liability company interests of Merger Sub LLC consist of 100 units of Merger Sub LLC ((Merger Sub LLC Units). At the close of business on the Parent Measurement Date, 100 Merger Sub LLC Units were issued and outstanding. All issued and outstanding units of Merger Sub LLC are, and at the Second Effective Time will be, owned directly by Parent.

(iii)	Except as set forth in Section 4.2(c)(iii) of the Parent Disclosure Schedule, all issued and outstanding shares of: (A) Parent are, and all shares of Parent that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued and not subject to preemptive rights; and (B) Merger Sub are, and all shares of Merger Sub that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. All issued and outstanding units of Merger Sub LLC are, and all units of Merger Sub LLC that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued and not subject to preemptive rights. Except as set forth in this Section 4.2(c) and except for changes since the Parent Measurement Date resulting from the issuance of shares of Parent Common Stock pursuant to Parent Options and awards of Parent Restricted Shares and Parent Restricted Stock Units, or as expressly permitted by Section 5.1(b)(ii), (A) there are not issued and outstanding (x) any shares or other voting securities of Parent, Merger Sub or Merger Sub LLC, (y) any securities of Parent, Merger Sub, Merger Sub LLC or any other Subsidiaries of Parent convertible into or exchangeable or exercisable for, or based upon the value of, shares or voting securities of Parent or (z) any warrants, calls, options or other rights to acquire from Parent, Merger Sub, Merger Sub LLC or any other Subsidiaries of Parent (including any Subsidiary trust), or obligations of Parent, Merger Sub, Merger Sub LLC or any other Subsidiaries of Parent to issue, any shares, capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, shares or voting securities of Parent, Merger Sub or Merger Sub LLC, and (B) there are no outstanding obligations of Parent, Merger Sub, Merger Sub LLC or any other Subsidiaries of Parent to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(iv)	There are no voting trusts or other agreements or understandings to which Parent, Merger Sub, Merger Sub LLC or any other Subsidiary of Parent is a party with respect to the voting of shares, capital stock or other equity interest of Parent, Merger Sub, Merger Sub LLC or other Subsidiaries of Parent. Except as set forth in Section 4.2(c)(iv) of the Parent Disclosure Schedule, none of Parent, Merger Sub, Merger Sub LLC or any other Subsidiary of Parent has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares or shares of capital stock (as applicable) that are in effect.

(d)	Subsidiaries.

(i)	The Subsidiaries set forth on Section 4.2(d)(i) of the Parent Disclosure Schedule are the only Significant Subsidiaries of Parent. All outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(ii)

There are no outstanding (A) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its Subsidiaries, (B) warrants, calls, options or other rights to acquire from Parent or any of its

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Subsidiaries, or any obligation of Parent or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Subsidiary of Parent, or (C) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of Subsidiaries of Parent or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(e)	Financial Statements; Undisclosed Liabilities.

(i)	Complete copies of (A) the audited, consolidated balance sheets of Parent as at December 31, 2014, December 31, 2015 and December 31, 2016, and the related audited statements of income, retained earnings, stockholders’ equity and cash flow for the periods then ended, (B) the unaudited, consolidated balance sheet of Parent as at September 30, 2017 and the related statements of income, retained earnings, stockholders’ equity and cash flow for the period then ended, and (C) the unaudited, consolidated financial statements of Parent, consisting of the balance sheet as at December 31, 2016 and related statements of income, retained earnings, stockholders’ equity and cash flow for the period then ended, on a pro forma basis to reflect the HPQ Carve-out (the Parent Financial Statements) have been delivered to the Company.

(ii)	The Parent Financial Statements were prepared in all material respects in accordance with the International Financial Reporting Standards and IFRS Interpretations Committee interpretations as adopted by the European Union (IFRS) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present and give a true and fair view, in each case in all material respects, of the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof, including on a pro forma basis to reflect the HPQ Carve-out, as applicable, and the consolidated results of their operations and cash flows for the periods then ended on such applicable basis (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)	None of the Parent Financial Statements or Parent reserve information delivered to the Company, at the time delivered to the Company, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

(iv)	Except (A) as reflected or reserved against in Parent’s unaudited balance sheet as of September 30, 2017 as included in the Parent Financial Statements, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2017 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by IFRS to be reflected on a consolidated balance sheet of Parent and its Subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(v)	The auditing firm which audited the Parent Financial Statements (to the extent audited) and which assisted in the preparation and review of the Parent Financial Statements (to the extent not audited) were independent registered accountants. The geological firm which reviewed Parent’s estimated sand reserves for the “Mine Reserve and Resource Verification Summary” report, dated October 24, 2017, was an independent firm of mining engineers and geologists for Parent.

(vi)

Parent maintains a system of internal control over financial reporting sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets. Since July 1, 2015, none

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

of Parent or, to the knowledge of Parent, Parent’s independent accountant, the Board of Directors of Parents or its audit committee, or such equivalent bodies of Sibelco, has received any oral or written notification of any material failure (A) significant deficiency in the internal controls over financial reporting of Parent, (B) material weakness in the internal controls over financial reporting of Parent or (C) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

(vii)	Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any off-balance sheet arrangements), where the result, purpose or intended effect of such Contract is to avoid inclusion of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent Financial Statements.

(viii)	All accounts and notes receivable of Parent and its Subsidiaries set forth in the unaudited consolidated balance sheet of Parent as at September 30, 2017 are valid claims, none of which are claims against Sibelco or Affiliates of Sibelco (other than Parent and its controlled Affiliates) except in respect of the matters set forth on Section 4.2(v) of the Parent Disclosure Schedule. There are no material disputes with respect to any of the accounts receivable reflected on the unaudited consolidated balance sheet of Parent as at September 30, 2017 that have not been reserved for in such balance sheet. The reserves on the Parents Financial Statements against the accounts receivable bad debts have been calculated in accordance with IFRS and in a manner consistent with past practice.

(f)	Reserves. Parent has delivered or otherwise made available to the Company true and correct copies of all written reports of Parent or its Subsidiaries estimating Parent’s and such Subsidiaries’ proven and probable reserves as of December 31, 2016 (the Parent Reserves Reports). The qualitative and quantitative data regarding proven and probable reserves of Parent included in the Parent Reserves Reports were derived in accordance with the procedures described therein and, in all material respects, all applicable industry standards, including Securities Act Industry Guide 7. Since December 31, 2016, and except for changes generally affecting sand-based proppant mining (including changes in commodity prices and fluctuations in demand for production) and normal depletion by production, there has been no change in respect of the proven and probable reserves set forth in the Parent Reserves Reports.

(g)	Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company or any other third party specifically for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement.

(h)

Absence of Certain Changes or Events. From June 30, 2017, through the date of this Agreement, other than with respect to the Transactions, (i) the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, (ii) there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

have a Material Adverse Effect on Parent, and (iii) there have been no Effects that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Sections 5.1(b)(iv), 5.1(b)(v), 5.1(b)(vi), 5.1(b)(vii), 5.1(b)(ix), 5.1(b)(xii) or 5.1(b)(xiii).

(i)	Compliance with Applicable Laws; Outstanding Orders.

(i)	Parent, its Subsidiaries and its and their respective employees hold all permits, licenses, certificates, variances, exemptions, Orders, registrations, approvals and other authorizations of all Governmental Entities that are required for the operation of the businesses of Parent and its Subsidiaries (the Parent Permits), and such Parent Permits are in full force and effect, except where the failure to have any such Parent Permits or to maintain such Parent Permits in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries are not, and since July 1, 2015 have not been, in, and have not received written notice of, a material violation or breach of, or default under, any Parent Permit.

(ii)	Parent, Merger Sub, Merger Sub LLC and the other Subsidiaries of Parent and their operations are, and at all times since July 1, 2015 have been, in compliance with the terms of the Parent Permits and all Applicable Laws relating to Parent, Merger Sub, Merger Sub LLC and the other Subsidiaries of Parent or their respective businesses, properties or assets, except where the failure to be in compliance with such Parent Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Since July 1, 2015, neither Parent not any of its Subsidiaries has received written notice from any Governmental Entity of any material violation (or any investigation with respect thereto) of any Applicable Laws.

(iii)	Neither Sibelco, Parent nor any of their respective Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to (A) be material to Parent and its Subsidiaries, taken as a whole, or (B) prevent or materially delay the consummation of any of the Transactions.

(j)	Parent Mineral Rights; Parent Owned Real Estate; Parent Leased Real Estate; Personal Property.

(i)	Except for such matters that are not or would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries have all necessary mineral rights, surface and subsurface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other rights and interests granting the Parent or one or more of its Subsidiaries the rights and ability to mine, extract, remove, process, transport and market the sand and mineral reserves owned or controlled by Parent and its Subsidiaries, in the ordinary course thereof (Parent Mineral Rights), free and clear of any Liens (other than Permitted Liens). Except as would not reasonably be expected to, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any other party to a lease or other agreement providing for Parent Mineral Rights, has violated any provision of such lease or other agreement providing for Parent Mineral Rights, and no circumstance exists that, with or without notice, the lapse of time, or both, would constitute a default under, or give rise to any rights to terminate (in whole or in part) or suspend, any lease or other agreement providing for Parent Mineral Rights. Except as set forth in Section 4.2(j)(i) of the Parent Disclosure Schedule and except for Permitted Liens, there are no leases, subleases, licensees, concessions, rights-of-way, easements or other agreements (whether written or oral), granting third parties the right of use or occupancy of, any Parent Mineral Right (or the surface thereof).

(ii)

Parent or one or more of its Subsidiaries has good and marketable fee simple title to the Parent Owned Real Estate free and clear of any Liens (other than Permitted Liens). Section 4.2(j)(ii) of the Parent Disclosure Schedule contains a true and complete list by address (where applicable) and legal description of the Parent Owned Real Estate as of the date hereof. Except as set forth on Section 4.2(j)(ii) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries: (A) lease

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

or grant any person the right to use or occupy all or any part of the Parent Owned Real Estate; (B) other than to the Company, has granted any person an option, right of first offer, or right of first refusal to purchase any Parent Owned Real Estate or any portion thereof or interest therein; or (C) has received written notice of any pending, and to the knowledge of Parent threatened, condemnation proceedings affecting any Parent Owned Real Estate or any portion thereof, that, in the case of preceding clauses (A) and (C), would, individually or in the aggregate, be expected to be material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor any Subsidiary of Parent is a party to any agreement or option to purchase any real property or interest therein.

(iii)	Section 4.2(j)(iii) of the Parent Disclosure Schedule contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for the Parent Leased Real Estate and the Parent Mineral Rights (including the date and name of the parties to such Lease document). Parent has delivered to the Company a true and complete copy of each such Lease. Except as set forth on Section 4.2(j)(iii) of the Parent Disclosure Schedule, with respect to each of the Leases set forth thereon: (i) such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease that would, individually or in the aggregate, be expected to be material to Parent and its Subsidiaries, taken as a whole; (iii) Parent’s or its Subsidiary’s possession and quiet enjoyment of the Parent Leased Real Estate or the Parent Mineral Rights, as applicable, under such Lease has not been disturbed, and to the knowledge of Parent, there are no disputes with respect to such Lease that would, individually or in the aggregate, be expected to be material to Parent and its Subsidiaries, taken as a whole; and (iv) there are no Liens on the estate created by such Lease other than Permitted Liens. Except as would not reasonably be expected to be material to such specific Parent Leased Real Estate or Parent Mineral Right, neither Parent nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has Parent or any of its Subsidiaries subleased, licensed, or otherwise granted any person (other than another wholly-owned Subsidiary of Parent) a right to use or occupy any Parent Leased Real Estate or any portion thereof.

(iv)	The Parent Owned Real Estate identified on Section 4.2(j)(ii) of the Parent Disclosure Schedule and the Parent Leased Real Estate identified on Section 4.2(j)(iii) of the Parent Disclosure Schedule comprise all of the real property used or intended to be used in, or otherwise related to, the business of Parent or any of its Subsidiaries.

(v)	There are no pending, or to the knowledge of Parent, threatened proceedings by any Governmental Entity to condemn, take, expropriate or demolish any Parent Mineral Rights, Parent Owned Real Estate or Parent Leased Real Estate.

(vi)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased or used by Parent or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens).

(k)	Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(i)

Parent and its Subsidiaries are, and have been for the past five years, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Parent Permits required under applicable Environmental Laws for the operation of the business of Parent and its Subsidiaries as currently conducted, and, to the knowledge of Parent, there are no facts or circumstances which are likely to result in (A) any existing Parent Permits being

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

terminated, revoked, suspended, materially varied or modified or (B) any existing application for Parent Permits being refused.

(ii)	To the knowledge of Parent, neither Parent nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Materials on, at, under, in, or from any real property currently or formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is: (A) currently subject to any investigation, remediation, or monitoring; or (B) reasonably likely to result in liability to Parent or any of its Subsidiaries, in either case of (A) or (B) under any applicable Environmental Laws.

(iii)	Neither Parent nor any of its Subsidiaries has exposed any employee or any third party to any Hazardous Materials or, to the knowledge of Parent, respirable silica under circumstances reasonably expected to give rise to any material liability or obligation under any Environmental Law.

(iv)	There is no Action pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, alleging any liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither Parent nor any of its Subsidiaries is subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity imposing any material liability or obligation with respect to any of the foregoing.

(v)	Neither Parent nor any of its Subsidiaries has expressly assumed, retained or agreed to provide indemnification with respect to any specific, identified or known liabilities under any applicable Environmental Laws of any other person in any acquisition or divestiture of any property or business.

(vi)	Except as disclosed in Parent’s capital expenditure budget set forth on Section 5.1(b)(xii) of the Parent Disclosure Schedule, no material expenditure will be required in the next two (2) years in order to comply with Environmental Laws or Parent Permits.

(vii)	There are no known or suspected defects or other facts or circumstances that would be likely to adversely affect the structural integrity of any water and/or tailings impoundments located at any property of Parent or its Subsidiaries

(l)	Litigation. There is no Action pending against or, to the knowledge of Parent, threatened in writing against or affecting Sibelco, Parent, Merger Sub, Merger Sub LLC or any other Subsidiaries of Parent or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as would not reasonably be expected to, individually or in the aggregate, (A) be material to Parent and its Subsidiaries, taken as a whole, or (B) prevent or materially delay the consummation of any of the Transactions.

(m)	Benefit Plans. Except as would not reasonably be expected to result in a Material Adverse Effect on Parent:

(i)	Section 4.2(m)(i) of the Parent Disclosure Schedule sets forth a true and complete list of all material Parent Plans.

(ii)	The Parent has made available to Company: (i) copies of all material documents setting forth the terms of each Parent Plan, including all amendments thereto and all related trust documents (or, in the case of any such Parent Plan that is unwritten, descriptions thereof); (ii) the three most recent annual reports (e.g., Form Series 5500), if any, required under ERISA, the Code or other Applicable Laws in connection with each Parent Plan; (iii) the most recent actuarial reports (if applicable) for all Parent Plans; (iv) the most recent summary plan description and summaries of material modifications, if any, required under ERISA or other Applicable Laws with respect to each Parent Plan; (v) the most recent IRS determination or opinion letter issued with respect to each Parent Plan intended to be qualified under Section 401(a) of the Code; and (vi) all filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program with respect to any matter that remains unresolved as of the date of this Agreement.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(iii)	Except as set forth on Section 4.2(m)(iii) of the Parent Disclosure Schedule, none of the Parent, its Subsidiaries or any of their respective ERISA Affiliates, contributes to, has contributed to during the past six (6) years, or otherwise participates in or has any liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA or any plan that is otherwise a “defined benefit” type pension plan under Applicable Law.

(iv)	With respect to any Parent Plan that is subject to Title IV of ERISA: (i) no “reportable event” within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred in the last twelve months that could reasonably be expected to result in material liability to the Parent or its Subsidiaries; (ii) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full; (iii) no material liability of the Parent or its Subsidiaries (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been or is reasonably expected to be incurred by the Parent or any of its Subsidiaries (other than premiums due to the Pension Benefit Guaranty Corporation but not delinquent under Section 4007 of Title IV of ERISA); (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Parent Plan and, to the knowledge of the Parent, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such Parent Plan; and (v) no such Parent Plan is considered an “at-risk” plan or a plan in “endangered” or “critical” status within the meaning of Sections 430, 431 or 432 of the Code or Sections 303, 304 or 305 of ERISA.

(v)	Each Parent Plan intended to qualify under Section 401(a) of the Code and the trusts forming a part thereof are qualified and have received a determination or opinion letter from the IRS upon which it may rely regarding its qualified status under the Code and, to the knowledge of the Parent, nothing has occurred, whether by action or by failure to act, that caused or could cause the loss of such qualification or the imposition of any penalty or Tax liability.

(vi)	All material payments required by each Parent Plan or by Applicable Laws with respect to a Parent Plan (including, without limitation, all contributions and insurance premiums) required to be paid by the Parent or its Subsidiaries have been timely made, properly accrued or provided for by the Parent or its Subsidiaries in accordance with the provisions of each of the Parent Plans, Applicable Laws and GAAP.

(vii)	No proceeding, audit, claim, or investigation has been asserted, instituted or, to the knowledge of the Parent, threatened against any of the Parent Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, or any of the assets of any trust of any of the Parent Plans, that in each case could reasonably be expected to result in any material liability of the Parent or any of its Subsidiaries, either directly or by reason of the Parent’s or any of its Subsidiaries’ affiliation with any of its ERISA Affiliates.

(viii)	Each Parent Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and Applicable Laws, including, without limitation, ERISA and the Code.

(ix)	To the knowledge of Parent, no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred with respect to the Parent Plans that could reasonably be expected to result in material liability of the Parent or any of its Subsidiaries.

(x)	Except as set for on Section 4.2(m)(x) of the Parent Disclosure Schedule, no Parent Plan provides material post-retirement health and welfare benefits to any current or former employee of the Parent or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other Applicable Laws.

(xi)

Except as set forth on Section 4.2(m)(xi) of the Parent Disclosure Schedule, the consummation of the Merger alone, or in combination with any other event, will not (i) accelerate the time of payment or vesting or materially increase the amount of compensation or benefits due to any employee, director or other individual service provider of the Parent or its Subsidiaries (whether current, former or retired)

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

or their beneficiaries, or (ii) limit or restrict the ability of the Parent or its Subsidiaries (or their respective successors) to amend or terminate any Parent Plan at any time.

(xii)	Except as set forth on Section 4.2(m)(xii) of the Parent Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger, by any employee, director or other individual service provider of the Parent or its Subsidiaries under any Parent Plan or other agreement or arrangement currently in effect would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Parent nor any of its Subsidiaries have any indemnity or gross-up obligations on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(xiii)	Neither the Parent nor any of its Subsidiaries have made any legally binding promises or commitments to create any additional material Parent Plan or to modify or change in any material way any existing material Parent Plan.

(xiv)	With respect to each Parent Plan that is mandated by a government other than the United States, subject to the Applicable Laws of a jurisdiction outside of the United States, or maintained for the benefit of employees located outside of the United States, such Parent Plan has been maintained, funded, invested, established and operated in all material respects in accordance with the applicable plan document and all Applicable Laws and other requirements including registration requirements and if intended to qualify for special Tax treatment, satisfies all requirements for such treatment, and to the knowledge of the Parent, there are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect the Tax status of any such Parent Plan.

(xv)	Except as set forth in Section 4.2(m)(xv) of the Parent Disclosure Schedule, neither the Parent nor its Subsidiaries nor any of their ERISA Affiliates have within the past six (6) years been obligated to contribute to or had any material liability (including current or potential withdrawal liability) with respect to any “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA or any “multiple employer plan” (within the meaning of Section 212(a) of ERISA). With respect to any “multiemployer plan” scheduled pursuant to the preceding sentence, (i) Parent, its Subsidiaries and its ERISA Affiliates have timely satisfied all contribution obligations in respect thereof in full when due and are not subject to any proceeding by a fiduciary of any such “multiemployer plan” to enforce Section 515 of ERISA, and the assets of Parent and its Subsidiaries are not subject to any lien or other encumbrance in respect of any delinquent contributions owed to any such “multiemployer plan”, and (ii) to the knowledge of Parent, no such “multiemployer plan” has received a determination that it is or is expected to be “ insolvent” (within the meaning of Section 4245 of ERISA) or in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA).

(n)	Labor and Employment Matters. Neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other organizations recognized in relation to or representing any employee of Parent or any of its Subsidiaries. Within the three year period ending on the date hereof, no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred, been threatened or, to the knowledge of Parent, is anticipated with respect to any group of employees of Parent or any of its Subsidiaries. Except as would not reasonably be expected to result in a Material Adverse Effect on Parent, Parent and its Subsidiaries are in compliance with all Applicable Laws relating to employment and employment practices, terms and conditions of employment, wages and hours, civil rights, discrimination, immigration, and collective bargaining.

(o)	Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent:

(i)	(A) All Tax Returns required to be filed by Parent and its Subsidiaries, have been timely filed, (B) all such Tax Returns are true, complete and correct in all respects, (C) all Taxes shown as due and

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by Parent and its Subsidiaries have been paid or appropriate reserves have been recorded in the Parent Financial Statements, (D) all Taxes of Parent or its Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have, to the extent relevant or required, been properly reserved for in the Parent Financial Statements and (E) Parent and its Subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose.

(ii)	No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Parent or any of its Subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person.

(iii)	(A) No audits or enquiries before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of Parent or any of its Subsidiaries, as to which any Taxing Authority has asserted in writing any claim or proposed adjustment, and (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Parent or any of its Subsidiaries may be liable, which has not been fully paid or finally settled or for which Parent or the relevant Subsidiary has not properly set aside or reserved for in its accounts for such purpose.

(iv)	Neither Parent nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or an agreement entered into in the ordinary course of business which does not relate primarily to Taxes), (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of Subsidiaries of the Parent, or Parent and any of its Subsidiaries), (C) has entered into a closing agreement pursuant to Section 7121 of the Code or any other binding agreement with a Taxing Authority that would have a material effect on the determination of Parent’s or any of its Subsidiaries’ liability to Tax in a tax year ending after the Effective Time, or any predecessor provision or any similar provision of foreign, state or local Tax law or (D) has any liability for the payment of Taxes of any person (other than Parent or any of its Subsidiaries) as a successor or transferee.

(v)	None of the assets of Parent or any of its Subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are not yet due and payable and for which Parent or the relevant Subsidiary has properly set aside or reserved for in its accounts).

(vi)	Neither Parent nor any of its Subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time by reason of a change in accounting method or otherwise.

(vii)	Neither Parent nor any of its Subsidiaries has engaged in any transaction the principal purpose of which was Tax avoidance and which is required to be specifically disclosed to any Taxing Authority.

(viii)	Neither Parent nor any of its Subsidiaries, has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(ix)	Other than pursuant to the HPQ Carve-out, neither Parent nor any of its Subsidiaries has distributed, split-off or spun-off or otherwise transferred to its shareholders the stock of another person, or has had its stock distributed, split-off or spun-off or otherwise transferred by another person to its respective shareholders, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(x)	For US federal income Tax purposes, Merger Sub LLC has been classified as a disregarded entity as described in Treasury Regulation Section 301.7701-2(c)(2)(i) at all times since formation, and Merger Sub LLC will be classified as a disregarded entity up to, including, and immediately after the Second Effective Time.

(p)	Voting Requirements. Other than the Parent Stockholder Approval as it relates to the filing of the Parent Amended Certificate of Incorporation with the Secretary of State of the State of Delaware, the Merger Sub Stockholder Approval and Merger Sub LLC Member Approval, no vote of any holder of any securities of Parent or its Subsidiaries is necessary to approve and consummate the Transactions.

(q)	Takeover Statutes and Charter Provisions. As of the date of this Agreement, no antitakeover statute or regulation applies with respect to Parent or any of its Subsidiaries in connection with this Agreement, any of the Transactions. As of the date of this Agreement, there is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Parent or any of its Subsidiaries is subject, party or otherwise bound.

(r)	Intellectual Property.

(i)	Section 4.2(r)(i) of the Parent Disclosure Schedule lists all patents and patent applications, trademark registrations and pending applications for trademark registrations, copyright registrations and pending applications for copyright registrations, Internet domain name registrations and any other registered Intellectual Property and pending applications for registered Intellectual Property, in each case owned by the Parent and its Subsidiaries (collectively, the Parent Registered Intellectual Property).

(ii)	Parent and its Subsidiaries own, free and clear of all Liens (except Permitted Liens), the Parent Intellectual Property, and own or otherwise have the right to use all Intellectual Property currently used in the operation of their businesses, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. The conduct of Parent’s and its Subsidiaries’ businesses, as currently conducted and as conducted since July 1, 2015, does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions or other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Since July 1, 2015, no claims have been issued, are pending or, to the knowledge of Parent, are threatened in writing which (i) allege that Parent’s or any of its Subsidiaries’ operations infringe upon, misappropriate, dilute or otherwise violate any Intellectual Property rights of any third party; or (ii) otherwise will or are likely to adversely affect Parent’s or any of its Subsidiaries’ rights in or to the Parent Intellectual Property, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries. To the knowledge of Parent, since July 1, 2015 no third party is or has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of Parent or any of its Subsidiaries, except for infringements, misappropriations, dilutions or other violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(iii)	To the knowledge of Parent, all trade secrets, proprietary information and other confidential information of Parent and its Subsidiaries, and of any third party that has been provided to the Company or any of its Subsidiaries, has been kept confidential and has not been disclosed except in the ordinary course of business and subject to written confidentiality obligations from the third party, except for disclosures that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(iv)	All of the IT Systems are sufficient for the business of Parent and its Subsidiaries as currently conducted, except for circumstances that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(v)

Except as set forth on Section 4.2(r)(v) of the Parent Disclosure Schedule, to the knowledge of Parent, since July 1, 2015, (A) the IT Systems have not been subject to a Cyber Security Incident, and (B) no

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

third party engaged by Parent or any of its Subsidiaries has incurred a Cyber Security Incident which compromised, or potentially compromised, any data held on behalf of or otherwise relating to Parent or any of its Subsidiaries.

(s)	Certain Contracts. Except as set forth on Section 4.2(s) of the Parent Disclosure Schedule, and except for this Agreement and any Contract that is a Parent Plan, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract (i) under which, by virtue of the Transactions, (A) any other party is likely to be relieved of any material obligation or become entitled to exercise any right (including any termination right or any pre-emption right or other option) in any material way or (B) Parent or any of its Subsidiaries is likely to be in material default or lose any material benefit, right or licence which it currently enjoys or (C) a liability or obligation of Parent or any of its Subsidiaries is likely to be created or increased, (ii) which is not in the ordinary course of business or not on arm’s length terms and which is material to Parent and its Subsidiaries, (iii) which requires, or confers any right to require, the issue of any shares, debentures or other securities of Parent or any of its Subsidiaries now or at any future time, (iv) which establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement, (v) under which Parent or any of its Subsidiaries has sold or disposed of any company or business where it remains subject to any liability (whether contingent or otherwise) which is not fully provided for in the last published audited accounts of Parent, (vi) which is a recognition, procedural or other agreement between Parent or any of its Subsidiaries and any recognized independent trade union, (vii) relating to indebtedness for borrowed money of Parent or any of its Subsidiaries in excess of $5,000,000 or any guarantee thereof, or (viii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Parent and its Subsidiaries, taken as a whole, is or would be conducted, (ix) any material Contract granting “most favored nation” status that, following the Effective Time, would impose obligations on Parent or its Subsidiaries, (x) any Contract that requires aggregate annual payments by or to Parent or any of its Subsidiaries in excess of $3,000,000 or aggregate payments by or to Parent or any of its Subsidiaries in excess of $5,000,000, or (xi) any Contract under which the Transactions would trigger any change of control payment obligations, any right of termination, cancellation, or amendment, or any acceleration of any obligation or loss of a benefit (collectively, the Parent Material Contracts). Parent has delivered or made available to the Company, prior to the date of this Agreement, true and complete copies of all Parent Material Contracts that exist as of the date of this Agreement. Each Parent Material Contract is valid and binding on Parent (or, to the extent a Subsidiary of Parent is a party, such Subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and Parent and each Subsidiary of Parent have in all material respects performed all obligations required to be performed by them to date under each Parent Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of Parent, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Parent Material Contract. To the knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(t)

Foreign Corrupt Practices Act. (i) Parent and its Affiliates and, to the knowledge of Parent, such person’s directors, officers and employees are and have been in material compliance with applicable Anti-Bribery Laws, (ii) Parent and its Affiliates have developed and implemented a compliance program which includes corporate policies and procedures designed to ensure compliance with any Anti-Bribery Law to which such person is subject and (iii) neither Parent nor any of its Affiliates, nor to its knowledge, any of their respective directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any unlawful fee, commission or other sum of money or item of value, however characterized, to any official, employee or representative of, or any other person acting in an official capacity for or on behalf of, any Government Official, or

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(C) made, authorized, offered or promised to make any unlawful bribe, rebate, payoff, influence payment or kickback or taken or omitted any other action that would violate any Anti-Bribery Law; provided that (i), (ii) and (iii) shall only apply in respect of Parent’s non-controlled Affiliates and their respective directors, officers, employees, agents or other representatives (as applicable) to the extent that such person has taken, or failed to take, a relevant action that relates to and/or affects, or would reasonably be expected to relate to and/or affect, Parent or its Subsidiaries.

(u)	Investigations and Enforcement. Neither Parent nor any of its Affiliates nor, to the knowledge of Parent, any of their respective directors, officers, employees, agents or other representatives acting on its behalf, directly or indirectly, has received any notice that it is or has been the subject of any investigation, inquiry or litigation, administrative or enforcement proceedings regarding any offense or alleged offense under any Anti-Bribery Law, any Economic Sanctions Law, or applicable US and non-US laws and regulations relating to money laundering, terrorist financing, or transactions involving the proceeds of illegal activities, including any Anti-Money Laundering Law and, to the knowledge of Parent, no such investigation, inquiry or proceeding has been threatened and there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

(v)	Related Party Transactions. Section 4.2(v) of the Parent Disclosure Schedule contains a complete and accurate list of all material agreements or arrangements, written or unwritten of any kind between Parent and its Subsidiaries, on the one hand, and (i) Sibelco or any of Sibelco’s Affiliates other than Parent and its Subsidiaries or (ii) material equityholders, directors, officers or employees of Sibelco or any of Sibelco’s Affiliates other than Parent and its Subsidiaries, on the other hand.

(w)	Brokers. Except for fees payable to Morgan Stanley & Co International PLC, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Sibelco or Parent.

(x)	No Merger Sub Activity. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the Transactions.

(y)	No Merger Sub LLC Activity. Since the date of its incorporation, Merger Sub LLC has not engaged in any activities other than in connection with this Agreement and the Transactions.

(z)	Financing.

(i)	Subject to the receipt of the Financing, Parent will have sufficient funds available to it for Parent to complete the Transactions, and to satisfy all of the obligations of Parent as and when contemplated by this Agreement and to pay or otherwise perform the obligations of Parent under any other agreements or documents entered into in connection with the Transactions and the Debt Commitment Letter, including paying the aggregate Cash Consideration at Closing, and any required refinancings or repayments of existing Indebtedness of the Company or any of its Subsidiaries and paying all related fees and expenses.

(ii)

Parent has delivered to the Company a complete and accurate copy of an executed commitment letter of even date herewith, and the executed fee letter related thereto of even date herewith (except that the fee amounts, pricing caps, other economic terms and any “market flex” terms may be redacted so long as no redaction covers terms that would adversely affect the amount, conditionality, availability or termination of the Financing), together with any related exhibits, schedules, annexes, supplements and term sheets thereto (the Debt Commitment Letter), pursuant to which the lenders party thereto (collectively, the Lenders) have committed to provide, subject to the terms and conditions set forth therein, debt financing for the Transactions in the aggregate amount set forth therein (the Financing). Any reference in this Agreement to (i) Debt Commitment Letter will include such documents as amended or modified in compliance with the provisions of Section 6.3, and (ii) the Financing will include the financing contemplated by the Debt Commitment Letter as amended or modified in compliance with the provisions of Section 6.3. As of the date of this Agreement, Parent has fully paid,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

or caused to be fully paid, any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Debt Commitment Letter on or prior to the date of this Agreement, and Parent will pay, or cause to be paid, when due all other commitment fees and other fees arising under the Debt Commitment Letter as and when they become due and payable thereunder. The Debt Commitment Letter, in the form so delivered to the Company, is in full force and effect as of the date hereof, and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against the parties thereto in accordance with its terms, subject to the Enforceability Exceptions, and does not contain any material misrepresentation by Parent. As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the Financing will not be available to Parent on the date on which the Closing should occur pursuant to Section 1.2.

(iii)	As of the date of this Agreement, (i) the Debt Commitment Letter has not been amended or modified (and no such amendment or modification is contemplated except in connection with any amendments or modifications to effectuate any “market flex” terms contained in the Debt Commitment Letter provided as of the date hereof) (it being agreed that, notwithstanding the foregoing, Parent may modify, supplement, amend or amend and restate the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, agents or similar entities (and make incidental or conforming amendments or modifications to reflect the addition of any such lenders, lead arrangers, bookrunners, agents and similar entities)) and (ii) the commitments set forth in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect (and no such withdrawal, termination or rescission is contemplated). Except as set forth in the Debt Commitment Letter, there are no side letters or other agreements, contracts or arrangements to which Parent or any of its Subsidiaries is a party relating to the funding or investing, as applicable (except for customary fee letters and engagement letters and customary arrangements or agreements to syndicate a portion of the Financing), of the full amount of the Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Debt Commitment Letter, or otherwise result in any portion of the Financing contemplated thereby to be unavailable. There are no conditions precedent (x) related to the funding of the full amount of the Financing or any provisions that could reduce the aggregate amount of the Financing set forth in the Debt Commitment Letter or the aggregate proceeds contemplated by the Debt Commitment Letter or (y) that could otherwise adversely affect the conditionality, enforceability or availability of the Debt Commitment Letter with respect to all or any portion of the Financing, other than as set forth in the Debt Commitment Letter in the form so delivered to the Company.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Business

(a)

Conduct of Business by the Company. Except as set forth in Section 5.1(a) of the Company Disclosure Schedule or as otherwise expressly contemplated by this Agreement or as consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Except as set forth in Section 5.1(a) of the Company Disclosure Schedule, or for any action consistent with the Company’s annual business plan disclosed to Parent prior to the date hereof, or as otherwise expressly contemplated by this Agreement or the Ancillary Agreements or as consented to by Parent in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

the Effective Time or the earlier termination of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)	Except as required or permitted with respect to any Company Equity Award or by any Company Equity Plan in effect as of the date of this Agreement or as otherwise permitted to be granted under this Agreement, (A) other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)	issue, deliver, sell, pledge, modify or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than in connection with the settlement of Company Equity Awards granted under the Company Equity Plans and outstanding as of the date of this Agreement in accordance with their present terms);

(iii)	other than in the ordinary course of business consistent with past practice, (A) amend, renew, terminate or waive any material provision of any Company Material Contract except in connection with any amendments to, or normal renewals of, Company Material Contracts without materially adverse changes, additions or deletions of terms, or (B) enter into any new Contract that would be a Company Material Contract if in effect on the date hereof;

(iv)	(A) merge with or enter into a consolidation with or otherwise acquire any equity interests in any person, or acquire the assets or business of any person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any new line of business, except in the case of clause (A) and (C), (x) in the ordinary course of business consistent with past practice, (y) transactions involving only direct or indirect wholly owned Subsidiaries of the Company, or (z) in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $5,000,000; provided that notwithstanding the foregoing, each of clauses (A), (B) and (C) shall remain subject to the restrictions set forth in Section 6.5;

(v)	(A) transfer, sell, lease, sublease, license, sublicense, grant a non-assert with respect to or otherwise abandon or dispose of any material assets or material properties of the Company or any of its Subsidiaries, or (B) mortgage or pledge any assets or properties of the Company or any of its Subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) assets and properties associated with discontinued operations, or (2) in addition to transfers, sales, leases, subleases, licenses, sublicenses or other dispositions pursuant to clause (1), in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $5,000,000;

(vi)

create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain the financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice under the Company’s current borrowing agreements and facilities or any refinancing, substitution or replacement thereof, (B) for any inter-company indebtedness solely involving the Company and/or direct or indirect wholly owned

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Subsidiaries, (C) as required by existing Contracts entered into in the ordinary course of business, (D) the Financing, (E) incremental indebtedness for borrowed money not to exceed $5,000,000 in the aggregate outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A) through (D), and (F) guarantees by the Company of indebtedness for borrowed money of its Subsidiaries, which indebtedness is incurred in compliance with this Section 5.1(a)(vi);

(vii)	without limiting Section 6.14, waive, release, assign, settle or compromise any pending or threatened (in writing) Action which (A) requires the payment by the Company or any of its Subsidiaries of an amount in excess of $5,000,000 or (B) imposes any obligation or restriction on the Company or any of its Subsidiaries;

(viii)	(A) make (other than in the ordinary course of business), change or revoke any Tax election, claim, surrender, disclaimer, notice or consent, or amend any Tax Return, in each case, other than to the extent required by Applicable Law, (B) settle or compromise Tax claims or liabilities in an amount in excess of a $5,000,000 income statement expense for all such Tax claims or liabilities during the period from the date of this Agreement through the Closing Date, (C) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes, other than to the extent required by Applicable Law or relevant accounting standards, or (D) prepay any Taxes other than in the ordinary course of business consistent with past practices; unless with respect to each of clauses (A) and (C) of this Section 5.1(a)(viii), any such elections or changes, as applicable, occurring during the period from the date of this Agreement through the Closing Date would not reasonably be expected to have an impact in excess of a $5,000,000 income statement expense;

(ix)	(A) except to the extent required by Applicable Law, the terms of any Company Plan or by Contracts existing on the date of this Agreement that have been disclosed or made available to Parent, and except in the ordinary course of business consistent with past practice for promotions and annual merit increases granted as part of the annual review process, grant or announce any equity or incentive awards (other than stock options) or the increase in the salaries, bonuses or other compensation and benefits payable by the Company or any of its Subsidiaries to any of the employees, directors or other service providers of the Company or any of its Subsidiaries, (B) grant or announce any stock option, (C) except to the extent required by Applicable Law, the terms of any Company Plan, by Contracts existing on the date of this Agreement, or as otherwise required by the terms of this Agreement, take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any employees, directors or other service providers of the Company or its Subsidiaries, (D) hire any new employees unless such hiring is in the ordinary course of business consistent with past practice and relates to employees with an annual base salary not to exceed $250,000, (E) except to the extent required by Applicable Law or by Contracts existing on the date of this Agreement that have been disclosed or made available to Parent, pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan or other agreement or arrangement in effect on the date of this Agreement to any employee, director or other service provider of the Company or any of its Subsidiaries, whether past or present, (F) except to the extent required by Applicable Law or by Contracts existing on the date of this Agreement, enter into or materially amend any material Contracts of employment or any material consulting, bonus, severance, retention, or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practice with an annual base salary not to exceed $250,000, or (G) except as required to ensure that any Company Plan is not then out of compliance with Applicable Law or in the ordinary course of business consistent with past practice, as part of the customary annual enrollment process with respect to Company Plans, enter into or adopt any new, or materially increase benefits under or materially amend or terminate any existing, material Company Plan or any collective bargaining agreement;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(x)	take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code;

(xi)	change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with the Company’s outside auditor, or (B) as required by Applicable Law;

(xii)	incur, authorize or commit to any material capital expenditures other than in the ordinary course of business or other than expenditures that do not exceed, in the aggregate, the amounts set forth in the Company’s capital expenditure budget set forth on Section 5.1(a)(xii) of the Company Disclosure Schedule by 15% or more;

(xiii)	write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with the Company’s financial accounting policies and procedures and GAAP as determined in consultation with the Company’s outside auditor;

(xiv)	amend the Company Certificate of Incorporation or Bylaws of the Company or the certificate of incorporation, bylaws, or similar organizational documents of any of the Company’s Subsidiaries; or

(xv)	authorize, or commit or agree to take, any of the foregoing actions.

(b)	Conduct of Business by Parent. Except as set forth in Section 5.1(b) of the Parent Disclosure Schedule or as otherwise expressly contemplated by this Agreement or as consented to by the Company in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause its Subsidiaries to, and Sibelco shall cause each of the foregoing to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Except as set forth in Section 5.1(b) of the Parent Disclosure Schedule, or for any action consistent with Parent’s annual business plan disclosed to the Company prior to the date hereof, or as otherwise expressly contemplated by this Agreement or the Ancillary Agreements or as consented to by the Company in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, and Sibelco shall not permit any of the foregoing to:

(i)	Except as required or permitted with respect to any Parent Equity Award or by any Parent Equity Plan in effect as of the date of this Agreement or as otherwise permitted to be granted under this Agreement (A) other than (1) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent, (2) the HPQ Redemption, or (3) the Cash Redemption, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)

issue, deliver, sell, pledge, modify or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than in connection

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

with the settlement of Parent Equity Awards granted under the Parent Equity Plans and outstanding as of the date of this Agreement in accordance with their present terms);

(iii)	other than in the ordinary course of business consistent with past practice, (A) amend, renew, terminate or waive any material provision of any Parent Material Contract except in connection with any amendments to, or normal renewals of, Parent Material Contracts without materially adverse changes, additions or deletions of terms, or (B) enter into any new Contract that would be a Parent Material Contract if in effect on the date hereof;

(iv)	(A) merge with or enter into a consolidation with or otherwise acquire any equity interests in any person, or acquire the assets or business of any person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any new line of business, except in the case of clauses (A) and (C), (x) in the ordinary course of business consistent with past practice, (y) transactions involving only direct or indirect wholly owned Subsidiaries of Parent, or (z) in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $5,000,000. Notwithstanding the foregoing, each of clauses (A), (B) and (C) shall remain subject to the restrictions set forth in Section 6.5;

(v)	(A) transfer, sell, lease, sublease, license, sublicense, grant a non-assert with respect to or otherwise abandon or dispose of any material assets or material properties of Parent or any of its Subsidiaries, or (B) mortgage or pledge any assets or properties of Parent or any of its Subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in connection with the HPQ Carve-out, (2) assets and properties associated with discontinued operations or (3) in addition to transfers, sales, leases, subleases, licenses, sublicenses or other dispositions pursuant to clauses (1) and (2), in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $5,000,000;

(vi)	create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain the financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice under Parent’s current borrowing agreements and facilities or any refinancing, substitution or replacement thereof, (B) for any inter-company indebtedness solely involving Parent and/or direct or indirect wholly owned Subsidiaries, (C) as required by existing Contracts entered into in the ordinary course of business, (D) the Financing, (E) incremental indebtedness for borrowed money not to exceed $5,000,000 in the aggregate outstanding at any time incurred by Parent or any of its Subsidiaries other than in accordance with clauses (A) through (D), or (F) guarantees by Parent of indebtedness for borrowed money of its Subsidiaries, which indebtedness is incurred in compliance with this Section 5.1(b)(vi);

(vii)	without limiting Section 6.14, waive, release, assign, settle or compromise any pending or threatened (in writing) Action which (A) requires the payment by Parent or any of its Subsidiaries in excess of $5,000,000 or (B) imposes any obligation or restriction on Parent or any of its Subsidiaries;

(viii)

(A) make (other than in the ordinary course of business), change or revoke any material Tax election, claim, surrender, disclaimer, notice or consent, or amend and Tax Return, in each case, other than to the extent required by Applicable Law, (B) settle or compromise Tax claims or liabilities in an amount in excess of a $5,000,000 income statement expense for all such Tax claims or liabilities during the period from the date of this Agreement through the Closing Date, (C) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

other than to the extent required by Applicable Law or relevant accounting standards, or (D) prepay any Taxes other than in the ordinary course of business consistent with past practices; unless with respect to each of clauses (A) and (C) of this Section 5.1(b)(viii), any such elections or changes, as applicable, occurring during the period from the date of this Agreement through the Closing Date would not reasonably be expected to have an impact in excess of a $5,000,000 income statement expense;

(ix)	(A) except to the extent required by Applicable Law, the terms of any Parent Plan or by Contracts existing on the date of this Agreement that have been disclosed or made available to the Company, except in the ordinary course of business consistent with past practice for promotions and annual merit increases granted as part of the annual review process, grant or announce any stock option, equity or incentive awards or the increase in the salaries, bonuses or other compensation and benefits payable by Parent or any of its Subsidiaries to any of the employees, directors or other service providers of Parent or any of its Subsidiaries, (B) except to the extent required by Applicable Law, the terms of any Parent Plan, by Contracts existing on the date of this Agreement, or as otherwise required by the terms of this Agreement, take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any employees, directors or other service providers of Parent or its Subsidiaries, (C) hire any new employees unless such hiring is in the ordinary course of business consistent with past practice and relates to employees with an annual base salary not to exceed $250,000, (D) except to the extent required by Applicable Law or by Contracts existing on the date of this Agreement that have been disclosed or made available to the Company, pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Parent Plan or other agreement or arrangement in effect on the date of this Agreement to any employee, director or other service provider of Parent or any of its Subsidiaries, whether past or present, (E) except to the extent required by Applicable Law or by Contracts existing on the date of this Agreement, enter into or materially amend any material Contracts of employment or any material consulting, bonus, severance, retention, or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practice with an annual base salary not to exceed $250,000, or (F) except as required to ensure that any Parent Plan is not then out of compliance with Applicable Law or in the ordinary course of business consistent with past practice, as part of the customary annual enrollment process with respect to Parent Plans, enter into or adopt any new, or materially increase benefits under or materially amend or terminate any existing, material Parent Plan or any collective bargaining agreement;

(x)	take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code;

(xi)	change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with Parent’s outside auditor or (B) as required by Applicable Law;

(xii)	incur, authorize or commit to any material capital expenditures other than in the ordinary course of business or other than expenditures that do not exceed, in the aggregate, the amounts set forth in Parent’s capital expenditure budget set forth on Section 5.1(b)(xii) of the Parent Disclosure Schedule by 15% or more;

(xiii)	write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with Parent’s financial accounting policies and procedures and GAAP as determined in consultation with Parent’s outside auditor;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(xiv)	amend the Parent Certificate of Incorporation or the Parent Bylaws or the certificate of incorporation, bylaws, or similar organizational documents of any of Parent’s Subsidiaries; or

(xv)	authorize, or commit or agree to take, any of the foregoing actions.

(c)	Other Actions. Except as required by law, during the period from the date of this Agreement to the Effective Time, neither the Company nor Parent shall, nor shall either permit any of its Subsidiaries to, take any action that would, or that would reasonably be expected to, prevent or materially delay the satisfaction of any of the conditions to the Merger set forth in ARTICLE VII.

Section 5.2 No Solicitation by the Company

(a)	The Company shall not, and shall cause its controlled Affiliates and each of its and their respective officers, directors, employees not to, and shall direct its investment bankers, financial advisors, attorneys, accountants and other representatives retained by it or any of its controlled Affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction, or (ii) engage or participate in any substantive discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of this Section 5.2, (iii) grant any waiver or release under (1) any standstill provision in any Contract to which the Company is a party or (2) any confidentiality provision in any Contract to which the Company is a party other than, with respect to this clause (2), any waiver or release under a confidentiality provision in any agreement entered into by the Company which is not related to, or in contemplation of, a Company Alternative Transaction (except, in the case of this clause (iii), if the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of the Company under Applicable Law), or (iv) resolve, publicly propose or agree to do any of the foregoing; provided, however, that (X) the Company and its officers, directors, managers, employees, investment bankers, financial advisors, attorneys, accountants and other representatives (each a Representative) may contact such person (or group of persons) for the purpose of clarifying the terms and conditions of any such proposal and (Y) if, at any time prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any proposal which contemplates a Company Alternative Transaction did not result from a material breach of this Section 5.2(a) and constitutes or could reasonably be expected to result in a Company Superior Proposal, subject to compliance with Section 5.2(e), the Company and its Representatives may (A) furnish information with respect to the Company and its Subsidiaries to the person (or group of persons) making such proposal (and its Representatives and financing sources) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality (it being understood that such confidentiality agreement need not include any “standstill” terms, but shall not prohibit the Company from providing information to Parent as provided above) generally no less restrictive than the terms of the confidentiality agreement, dated February 27, 2017, as amended, entered into between the Company and Parent (the Confidentiality Agreement), and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal (and its Representatives and financing sources).

For purposes of this Agreement, Company Alternative Transaction means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than Parent and its Subsidiaries (including Merger Sub and Merger Sub LLC) (such person (or group of persons), a Company Third Party), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the issued and outstanding shares of Company Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

securities) representing 20% or more of the voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, assets or businesses of the Company or any of its Subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its Subsidiaries taken as a whole, (iii) any transaction pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company and any entity surviving any merger or combination including any of them) of the Company or any of its Subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its Subsidiaries taken as a whole or (iv) any disposition of assets to a Company Third Party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its Subsidiaries, taken as a whole.

(b)	Except as permitted by Section 5.2(a), Section 5.2(c) or Section 5.2(d), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, including in the Proxy Statement, in each case in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a Company Recommendation Change), or (iii) cause the Company or any of its Affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Company Alternative Transaction.

(c)	Notwithstanding the foregoing, in the event that, prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company determines in good faith, after it has received a Company Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation), that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of the Company may (subject to compliance with this and the following sentences) effect a Company Recommendation Change and/or cause the Company to terminate this Agreement pursuant to Section 8.1(f) and concurrently with such termination enter into a definitive agreement providing for such Company Superior Proposal, but only at a time that is after the fifth (5th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company has received a Company Superior Proposal specifying the material terms and conditions of such Company Superior Proposal, identifying the person making such Company Superior Proposal and stating that it intends to make a Company Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(f); provided that in the event of a subsequent modification to the material terms and conditions of such Company Superior Proposal, the Board of Directors of the Company may only effect a Company Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(f) after the third (3rd) Business Day following Parent’s receipt of written notice from the Company advising Parent of the modification to such terms and conditions; and provided further that during the foregoing notice periods, as applicable, the Company engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that the proposal to enter into a Company Alternative Transaction no longer constitutes a Company Superior Proposal.

For purposes of this Agreement, a Company Superior Proposal means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Company Third Party to enter into a Company Alternative Transaction (with all references to 20% in the definition of Company Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of Section 5.2(a), and (B) is on terms that the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable to the Company’s stockholders to the Transactions, taking into account all relevant factors (including any changes to this Agreement that may be proposed by Parent in response to such proposal to enter into a Company Alternative Transaction, and the relative likelihood that

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

such Company Alternative Transaction would be completed, taking into account all financial, regulatory, legal and other aspects of such proposal).

(d)	In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Company Stockholder Approval, if the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of the Company may effect a Company Recommendation Change in response to any Effect that materially affects (A) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) the stockholders of the Company (including the benefits of the Transactions to the Company or the stockholders of the Company), in either case that (x) is first occurring after the date hereof, (y) does not involve or relate to a proposal the consummation of which would constitute a Company Alternative Transaction, and (z) is not known and was not reasonably foreseeable to the Board of Directors of the Company as of the date hereof, but only at a time that is after the third business day following Parent’s receipt of written notice from the Company advising Parent of all material information with respect to any such Effect and stating that it intends to make a Company Recommendation Change and providing a full description of its rationale therefor.

(e)	In addition to the obligations of the Company set forth in Section 5.2(a) and Section 5.2(b), the Company shall as promptly as reasonably practicable after receipt thereof, advise Parent in writing of any request for information or of any proposal relating to a Company Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal. The Company shall (i) keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (ii) provide to Parent as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between the Company or its Subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, in each case to the extent that such correspondence or other written materials describes in any material respect any of the material terms or conditions of any such request or proposal (including any material change to any material term).

(f)	Nothing contained in this Section 5.2 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, however, that any such disclosure or statement that constitutes or contains a Company Recommendation Change shall be subject to the provisions of Section 5.2(b) (it being understood, for the avoidance of doubt, that a disclosure that constitutes only a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Company Recommendation Change).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of the Registration Statement and the Proxy Statement

(a)	As soon as practicable following the date of this Agreement: (i) Parent shall prepare and cause to be filed with the SEC, the Registration Statement, which shall include the Proxy Statement and the Prospectus; and (ii) the Company shall prepare the Proxy Statement. Each of Sibelco, Parent and the Company shall: (A) cooperate and provide the other party and its counsel and accountants with a reasonable opportunity to review and comment on the Registration Statement or the Proxy Statement, prior to filing of the Registration Statement with the SEC; (B) use its reasonable best efforts to cause its accountants and other experts to provide such consents as are reasonably requested or necessary in connection with filing the Registration Statement; and (C) cause the Registration Statement and the Proxy Statement, as applicable, to comply as to form and substance in all material respects with the requirements of Applicable Laws.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(b)	Each of Sibelco, Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (the date of effectiveness being the Registration Statement Effective Date). Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments, responses or requests, and advise the other party of any oral comments, responses or requests, with respect to the Registration Statement received from the SEC. Parent and the Company shall cooperate and provide the other party and its counsel with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC, and with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement or the Registration Statement shall be made without the approval of both Parent and the Company, which approval shall not be unreasonably withheld, conditioned or delayed; provided that this right of approval shall not apply with respect to documents filed by the Company that are incorporated by reference in the Registration Statement, and provided, further, that this approval right shall not apply with respect to information relating to a Company Recommendation Change.

(c)	Each of Parent and the Company shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company, Sibelco, Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company, Sibelco or Parent that should be set forth in an amendment or supplement to the Registration Statement, so that any part of such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

(d)	The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Registration Statement Effective Date.

Section 6.2 Company Stockholders Meeting.

The Company shall, as promptly as practicable after the Registration Statement Effective Date, duly give notice of, convene and hold a meeting of its stockholders (the Company Stockholders Meeting) in accordance with the DGCL for the purpose of obtaining the Company Stockholder Approval and shall subject to the provisions of Section 5.2(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement. Subject to the Company’s right to terminate this Agreement pursuant to Section 8.1(f), the Company’s obligation to give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 6.2 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or by a Company Recommendation Change. The Company may only postpone or adjourn the Company Stockholders Meeting (i) if necessary to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, (ii) for the absence of a quorum or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of the Company prior to the Company Stockholders Meeting; provided, however, that the Company shall postpone or adjourn the Company Stockholders Meeting once up to the earlier of (a) twenty (20) days or (b) the date that is the latest date legally permissible under Applicable Law without having to set a different record date for the Company Stockholders Meeting upon the request of Parent if necessary to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Section 6.3 Financing; Financing Cooperation.

(a)	Subject to the terms and conditions of this Agreement, Parent will not permit any amendment or modification to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, the Debt Commitment Letter or the definitive agreements with respect thereto (such definitive agreements related to the Financing, collectively, with the Debt Commitment Letter, the Definitive Agreement) or the fee letter referred to in the Debt Commitment Letter, if such amendment, modification or waiver (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (i) reduce the aggregate amount of the Financing under any Definitive Agreement below the amount required to consummate the Transactions (including by changing the amount of fees to be paid or original issue discount thereof), or (ii) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing, (B) make the funding of any portion of the Financing (or satisfaction of any condition to obtaining any portion of the Financing) less likely to occur, (C) adversely impact the ability of Parent to enforce its rights against any other party to any Definitive Agreement or (D) adversely impact the ability of Parent to consummate the Transactions or the likelihood of the consummation of the Transactions. In addition to the foregoing, Parent shall not release or consent to the termination of the Debt Commitment Letter except for (x) assignments and replacements of an individual lender under the terms of the syndication of the Financing under the Debt Commitment Letter, or (y) replacements of the Debt Commitment Letter with alternative financing commitments pursuant to Section 6.3(b).

(b)	Parent shall use (or cause its Subsidiaries to use) its reasonable best efforts to take all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange the Financing and obtain the financing contemplated thereby on the terms and conditions set forth in the Debt Commitment Letter (including, to the extent required, the exercise of any flex provisions), including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) comply with its obligations under the Debt Commitment Letter, (iii) negotiate, execute and deliver definitive agreements with respect to the Financing contemplated by the Debt Commitment Letter on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letter or on other terms that are (A) acceptable to the Lenders and (B) in the aggregate not materially less favorable, taken as a whole, to Parent, (iv) satisfy on a timely basis (or obtain a waiver to) all conditions to funding that are applicable to Parent and its Subsidiaries in the Debt Commitment Letter and the definitive agreements with respect to the Financing contemplated by the Debt Commitment Letter, (v) enforce its rights under the Debt Commitment Letter, (vi) consummate the Financing at or prior to the Closing, and (vii) cause the Lenders to fund the Financing at the Closing. Parent will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due. In furtherance and not in limitation of the foregoing, in the event that any portion of the Financing becomes (or would reasonably be expected to become) unavailable on the terms and conditions (including the flex provisions) set forth in the Debt Commitment Letter, Parent shall use its reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event, (1) obtain alternative financing from alternative sources on terms and conditions not less favorable in the aggregate to Parent than those set forth in the Debt Commitment Letter and in an amount at least equal to the Financing or such unavailable portion thereof, as the case may be (the Alternate Financing), and (2) obtain one or more new financing commitment letters with respect to such Alternate Financing (the New Debt Commitment Letters), which New Debt Commitment Letters will replace the existing Debt Commitment Letter in whole or in part. Parent shall promptly provide the Company with a copy of any New Debt Commitment Letters (and any redacted fee letter in connection therewith). In the event that any New Debt Commitment Letters are obtained, (x) any reference in this Agreement to the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect, and (y) any reference in this Agreement to the “Financing” means the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the foregoing.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(c)	Parent shall (i) keep the Company reasonably informed on a reasonably current basis of the status of its efforts to arrange the Financing, and (ii) provide the Company with copies of all executed definitive agreements related to the Financing. Without limiting the generality of the foregoing, Parent shall promptly notify the Company (A) of any material breach or default by any party to the Debt Commitment Letter or definitive agreements related to the Financing, or (B) of the receipt by Parent of any written notice or communication from any Lender with respect to any (1) breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive agreements related to the Financing of any provisions of the Debt Commitment Letter or such definitive agreements, (2) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive agreements related to the Financing but only to the extent that the Parent believes in good faith that (X) it will not be able to obtain any portion of the Financing as a result of such dispute or disagreement or (Y) the Closing could reasonably be expected to be delayed or prevented as a result of such dispute or disagreement, (3) if and when Parent becomes aware that any portion of the Financing contemplated by the Debt Commitment Letter may not be available, (4) if for any reason Parent believes in good faith that it will not be able to obtain any portion of the Financing on the terms, in the manner and from the sources contemplated by the Debt Commitment Letter (including any related flex terms) and (5) of any expiration or termination of the Debt Commitment Letter or other Definitive Agreement; provided that any information disclosed in such notice shall be subject to the Confidentiality Agreement.

(d)	Prior to the Effective Time, the Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use their respective reasonable best efforts, to provide, to the extent within its control, Parent (at Parent’s sole expense) with all cooperation reasonably requested by Parent to assist it in causing the conditions in the Debt Commitment Letter to be satisfied or as is otherwise necessary for the arrangement and consummation of the Financing and reasonably requested by Parent in connection with the Financing (provided that such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using its reasonable best efforts to:

(i)	participate (and using reasonable best efforts to cause senior management and Representatives, with appropriate seniority and expertise, of the Company, to participate) in a reasonable and limited number of meetings, presentations, road shows, due diligence sessions, sessions with prospective financing sources, drafting sessions and sessions with rating agencies, and otherwise cooperating with the marketing efforts for any of the Financing;

(ii)	promptly (x) provide Parent and the Lenders with the Required Information; provided that the filing of the required financial statements on Form 10-K and Form 10-Q within the time periods set forth in Required Information by the Company will satisfy the requirements of this clause with respect to annual and quarterly financials, and (y) assist Parent and the Lenders (i) with the timely preparation of customary rating agency presentations, bank information memoranda, marketing materials and similar documents required in connection with the Financing and (ii) by providing customary financial information as reasonably requested by Parent to enable Parent to prepare forecasts of financial statements of the Company for one or more periods following the Closing, in each case, to the extent customary and reasonably required pursuant to such Financing and to the extent reasonably available;

(iii)	assist Parent in connection with the preparation (but not executing, unless effective until the Effective Time) any pledge and security documents and other definitive financing documents as may be reasonably requested by Parent or the Lenders (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Financing and accountants’ comfort letters, in each case as reasonably requested by Parent), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Financing (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related liens), it being understood that such documents will not take effect until the Effective Time;

(iv)	cooperate with any marketing efforts of Parent and the Lenders for any portion of the Financing (including providing executed customary authorization letters to the Lenders authorizing the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

distribution of information related to the Company and its Subsidiaries to prospective lenders or investors and containing a representation to the Lenders that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or securities and executing ratings agency engagement letters as required in connection with the Financing (provided, that the Company shall not be required to pay any cost or expenses relating to rating agency engagement letters));

(v)	take all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Financing;

(vi)	furnishing Parent and the Lenders with all documentation and other information required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations at least three Business Days prior to the Closing Date, provided that the request for such information has been made at least ten Business Days prior to the Closing Date; and

(vii)	use reasonable best efforts to ensure that any syndication efforts in connection with the Financing benefit from the Company’s and its Subsidiaries’ existing lending and investment banking relationships.

(e)	Notwithstanding the provisions of Section 6.3(d), nothing in this Agreement will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees, incur any liability or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified (in a manner reasonably acceptable to the Company) by or on behalf of Parent, in each case in connection with the Financing, (ii) enter into any definitive agreement with respect to the Financing (other than with respect to customary authorization letters and ratings agency engagement letters referred to in Section 6.3(d)(iv)) that is effective prior to the Closing, (iii) give any indemnities in connection with the Financing that are effective prior to the Effective Time, (iv) provide in connection with the Financing any information the disclosure of which is prohibited or restricted under Law or is legally privileged, (v) the pre-Closing Board of Directors of the Company and the directors, managers and general partners of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, (vi) neither the Company nor any of its Subsidiaries shall be required to take any corporate actions prior to the Closing to permit the consummation of the Financing, and (vii) none of the Company or any of its Subsidiaries shall be required to provide, and Parent shall be solely responsible for, (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (C) projections, risk factors or other forward-looking statements relating to all or any component of the Financing, (D) Subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (E) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K, or (F) any solvency certificate or similar certification or representation. Nothing in this Section 6.3 will require (1) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to Section 6.3(d) that could reasonably be expected to result in personal liability to such officer or Representative, or (2) the members of the Company Board as of immediately prior to the Effective Time to approve any financing or Contracts related thereto.

(f)	Subject to Parent’s indemnification obligations under this Section 6.3, the Company hereby consents to the use of all logos of the Company and its Subsidiaries in connection with the Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (ii) are used solely in connection with a description of the Company, its business and operations or the Transactions.

(g)

Parent shall promptly reimburse the Company and its Subsidiaries for all out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by the Company and/or any of its Subsidiaries in

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

connection with providing the support and cooperation contemplated by this Section 6.3. Parent shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including reasonable legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with providing the support and cooperation contemplated by this Section 6.3 and any information utilized in connection therewith and any misuse of the logos or marks of the Company or its Subsidiaries (other than information provided by the Company or any of the Company’s Subsidiaries), except as a result of gross negligence or willful misconduct of the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other representatives, as applicable.

(h)	Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations under this Section 6.3, shall be deemed satisfied unless the Company has materially breached its obligations under this Section 6.3 and such breach has been the primary cause of the Financing not being obtained.

Section 6.4 Access to Information; Confidentiality

Subject to the Confidentiality Agreement and subject to Applicable Law, upon reasonable notice, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement to the Effective Time, to all their respective properties, books, Contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party), and during such period, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party all information concerning its business, properties and personnel as such other party may reasonably request (including in respect of developments in relation to key employees and material financial developments); provided, however, that the foregoing shall not require the Company and Parent to disclose any information pursuant to this Section 6.4 to the extent that (i) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii) of this Section 6.4, the Company, or Parent or Sibelco, as applicable, shall use its reasonable best efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company or Parent and (3) in the case of clauses (i) through (iii), utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. No review pursuant to this Section 6.4 shall affect any representation or warranty given by the other party hereto. Each of the Company and Parent shall hold, and shall cause its respective Affiliates, officers, employees and Representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the other parties to this Agreement (which shall not be unreasonably withheld, conditioned or delayed), no party to this Agreement shall have any right to perform environmental or other invasive or subsurface samples, tests or investigations of the properties or facilities of the other parties or any of their respective Subsidiaries.

Section 6.5 Reasonable Best Efforts

(a)

Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following the date hereof, the Transactions, including using reasonable best efforts in (i) causing all of the conditions set forth in ARTICLE VII to be satisfied, (ii) the obtaining of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities, including under the Antitrust Laws (the Required Consents) prior to the Effective Time, (iii) the obtaining of all consents, registrations, approvals, permits, authorizations and waivers necessary, proper or advisable to be obtained from, or renewed with third parties, (iv) the obtaining of all consents, approvals and authorizations under any Contract listed on Section 6.5(a)(iv) of the Company Disclosure Schedule; provided, that, the failure to obtain any of the consents, registrations, approvals, permits or authorizations referenced in clauses (ii) or (iv) above (other than any consents, approvals or events required pursuant to Section 7.1(b)) shall not constitute the failure to satisfy a condition to the obligation of either party to consummate the Transactions, (v) the execution and delivery of any additional instruments necessary to consummate the Transactions, and to fully carry out the purposes of, this Agreement, (vi) refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger and (vii) unless there has been a Company Recommendation Change made in compliance with Section 5.2(b) (in the case of the Company’s obligation to use its reasonable best efforts), obtaining the Company Stockholder Approval; provided, however, that efforts in connection with the Financing shall be governed by Section 6.3 and not this Section 6.5.

(b)	In furtherance and not in limitation of the foregoing, each of the Company, Parent, Merger Sub, Merger Sub LLC and Sibelco agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and, in any event, prior to January 5, 2018, (ii) make all filings listed on Section 6.5(b) of the Company Disclosure Schedule as promptly as practicable, and (iii) make all filings with other Governmental Entities relating to the Merger, and, in each case, supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to the Antitrust Laws or by such authorities. Each of the parties shall use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the Antitrust Laws and the receipt of the Required Consents as soon as practicable. Each of the parties agrees that the use of “reasonable best efforts” in this Section 6.5 shall include proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing, testing, zoning, recharacterizing, expanding, other development of or disposition of such assets, businesses, relationships, contractual rights or arrangements of the Company, Sibelco, Parent or their respective Subsidiaries or Affiliates as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions; provided, however, that the effectiveness of any such sale, divestiture, licensing or disposition shall be conditioned upon consummation of the Merger. In addition, Sibelco, Parent and the Company shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order of any Governmental Entity (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing. Notwithstanding any other provision in this Agreement to the contrary, neither the obligations of this Section 6.5(b) nor any other provision in this Agreement shall require the Company, Parent and their respective Subsidiaries and Affiliates, collectively, to agree to or effect a Material Divestiture.

(c)

The parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to any Antitrust Law prior to their submission, provided that Parent shall have, after prior, good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, principal responsibility for determining the strategy relating to any antitrust review by a Governmental Entity. Each of the Company, on the one hand, and Sibelco, Parent, Merger Sub and Merger Sub LLC, on the other hand, shall (i) promptly notify the other party of any communication, inquiry or investigation received by that party from, or given by it to, any Governmental Entity and, subject to Applicable Law, permit the other party to review in advance any proposed communication to any such Governmental Entity and incorporate the other party’s reasonable comments, (ii) not agree to participate in any meeting or discussion with any

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate therein and (iii) promptly furnish the other party with copies of all correspondence, filings and written communications between them and their Affiliates and their respective officers, directors, employees and Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the Transactions in order for such other party to meaningfully consult and participate in accordance with the preceding clauses (i) and (ii), provided that materials furnished pursuant to this Section 6.5(c) may be shared on an outside-counsel-only basis to address reasonable attorney client privilege or other privilege or confidentiality concerns.

Section 6.6 Indemnification, Exculpation and Insurance

(a)	From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and the Second Surviving Entity to, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Parent, the Company or any of their respective Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Parent, the Company or any of their respective Subsidiaries as a director or officer of another person (the Indemnified Parties), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of Parent, the Company or any of their respective Subsidiaries or is or was serving at the request of Parent, the Company or any of their respective Subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors of officers occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent as such Indemnified Parties are indemnified as of the date of this Agreement by Parent or the Company pursuant to the Parent Company Certificate of Incorporation, the Parent Bylaws, Company Certificate of Incorporation, the Bylaws of the Company or the governing or organizational documents of any of their respective Subsidiaries and any indemnification agreements in existence as of the date of this Agreement (as applicable). In the event of any such claim, action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation, the Second Surviving Entity or Parent to the same extent as such Indemnified Parties are entitled to advance of expenses as of the date of this Agreement by Parent or the Company pursuant to the Parent Certificate of Incorporation, Parent Bylaws, Company Certificate of Incorporation, the Bylaws of the Company or the governing or organizational documents of any Subsidiary of the Company (as applicable); provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, the Parent Certificate of Incorporation, the Parent Bylaws, the Company Certificate of Incorporation or the Bylaws of the Company, and any indemnification agreements in existence as of the date of this Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (ii) Parent shall, and shall cause its Subsidiaries to, cooperate in the defense of any such matter. In the event that Parent, the Surviving Corporation, the Second Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent, the Surviving Corporation and/or the Second Surviving Entity, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent, the Surviving Corporation and/or the Second Surviving Entity, as applicable, assume the obligations set forth in this Section 6.6.

(b)

For a period of six years from and after the Effective Time, the Second Surviving Entity shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

liability insurance maintained by the Company or any of their Subsidiaries or provide substitute polices for of not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall Parent or the Second Surviving Entity be required to pay with respect to such insurance policies (or substitute insurance policies) of the Company in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the prior twelve months (the Maximum Amount), and if Parent or the Surviving Corporation is unable to obtain the insurance required by this Section 6.6 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period; provided that in lieu of the foregoing, the Company may obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Maximum Amount.

(c)	The provisions of this Section 6.6 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

Section 6.7 Fees and Expenses

Except as set forth in this Section 6.7 and in Section 8.2, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Company and Parent shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties in connection with (i) the filing, printing and mailing of the Registration Statement and the Proxy Statement (including SEC filing fees), (ii) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees) and (iii) the matters contemplated by Section 6.3 (including any commitment fees, consent fees or other similar fees). Notwithstanding the foregoing, Parent shall be responsible for all fees and expenses incurred by it or its shareholders in connection with this Agreement and the Transactions.

Section 6.8 Public Announcements

The Company, Sibelco, Parent, Merger Sub and Merger Sub LLC shall consult with each other before issuing any press release or Financing Disclosure or making any public statement with respect to this Agreement or the Transactions and shall not issue any such press release or Financing Disclosure or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) any such press release, Financing Disclosure or public statement that is required by Applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation, (b) the first sentence of this Section 6.8 shall not apply with respect to a Company Recommendation Change (or any responses thereto), (c) the first sentence of this Section 6.8 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement, (d) the first sentence of this Section 6.8 shall not apply in respect of any such content that has been previously consented to by the other party, or otherwise exempted from this Section 6.8, to the extent replicated in substance in whole or in part in any subsequent press release or other announcement, and (e) the first sentence of this Section 6.8 shall not apply to any public statement regarding the Transactions in response to questions from the press, analysts, investors or those attending industry conferences, or to internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 6.8 and do not reveal material nonpublic information regarding this Agreement or the Transactions. As used above, Financing Disclosure means any reference to, or information in connection with, the Transactions that is included in any documents to be filed with any person (including the SEC), issued, published and/or distributed by the Company, Sibelco, Parent, Merger Sub or Merger Sub LLC in connection with the Financing.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Section 6.9 Listing; Delisting

(a)	Each of the Company, Parent, Merger Sub, Merger Sub LLC and Sibelco agrees to use its reasonable best efforts to cause the Parent Common Stock issuable under ARTICLE III to be approved for listing on the Exchange, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date, including submitting all applicable documents to the Exchange on a timely basis as reasonably requested by the Exchange.

(b)	Each of the Company, on the one hand, and Parent, Merger Sub, Merger Sub LLC and Sibelco, on the other hand, agrees to cooperate with the other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Exchange and terminate its registration under the Exchange Act including filing all applicable documents with the Exchange and the SEC, provided that such delisting and termination shall become effective as soon as reasonably practicable after the Effective Time and the Company shall not be required to take any such actions unless conditioned upon the occurrence of the Effective Time.

Section 6.10 Takeover Statutes

If any antitakeover or similar statute or regulation is or may become applicable to the Transactions, each of the Company, Parent, Merger Sub, Merger Sub LLC and Sibelco and their respective board of directors (or equivalent) shall (i) grant such approvals and take all such actions as are legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (ii)  otherwise act to eliminate or minimize the effects of any such statute or regulation on the Transactions.

Section  6.11 Conveyance Taxes

The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

Section 6.12 Employee Benefits

(a)	As to current employees of the Company and its Subsidiaries whose terms and conditions of employment are subject to a collective bargaining agreement, Parent will comply, or will cause its Subsidiaries to comply, with the terms and conditions of each such applicable collective bargaining agreement, in a manner consistent with Applicable Law.

(b)

For all purposes under the employee benefit plans of Parent and its Subsidiaries (including the Company) providing benefits to any Continuing Employee after the Effective Time (the New Plans), and subject to Applicable Law, each Continuing Employee shall be credited with his or her years of service with the Company, or any of its Subsidiaries or their predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plans (and to the extent there is not a similar Company Plan, service as recognized for purposes of the Company Plan intended to meet the requirements of Section 401(k) of the Code), except to the extent such credit would result in a duplication of benefits and except for benefit accruals under any defined benefit pension plan. In addition, and without limiting the generality of the foregoing, to the extent commercially reasonable and subject to any Applicable Law: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Plan, in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the Old Plans); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent or its Subsidiaries shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and Parent or its Subsidiaries shall cause any eligible expenses incurred

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)	Parent shall cause all bonus amounts under annual bonus, sales and other cash incentive plans of the Company and its Subsidiaries in respect of the fiscal year in which the Closing occurs and any prior fiscal years (Bonus Amounts) that remain unpaid as of the Closing Date, to be calculated and paid in accordance with the terms of the applicable Company Plans or agreements. Parent will cause all such Bonus Amounts to be paid in the ordinary course of business to all eligible Continuing Employees.

(d)	Nothing contained in this Section 6.12 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, Contract, policy or arrangement, (ii) limit the ability of Parent, the Company or any of their Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any Continuing Employee or former employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Company or any of their Subsidiaries or Affiliates, or (iv) limit the right of Parent, the Company or any of their Subsidiaries or Affiliates to terminate the employment or service of any employee or other service provider at any time and for any or no reason.

Section 6.13 Section 16(b)

The Company and Parent shall each take all such steps as are reasonably necessary to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection herewith by any individual who is a director or officer of the Company or at the Effective Time will become a director or officer of Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Certain Litigation

Each party shall promptly advise the other party of any litigation (including any litigation or proceeding under or relating to any Antitrust Law) commenced after the date hereof against such party or any of its directors (in their capacity as such) by any stockholders or shareholders of such party (on their own behalf or on behalf of such party) relating to this Agreement or the Transactions, and shall keep the other party reasonably informed regarding any such litigation. Such party shall give the other party the opportunity to consult in the defense or settlement of any such litigation or proceeding brought by any stockholders or shareholders and, except to the extent set forth on Section 6.14 of the Company Disclosure Schedule, no such settlement shall be agreed to without the other party’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.15 Obligations of Sibelco, Parent, Merger Sub, Merger Sub LLC, the Surviving Corporation and the Second Surviving Entity

Subject to Section 6.5 (and without prejudice thereto), Sibelco shall take all action necessary to cause Parent, and Parent shall take all action necessary to cause Merger Sub, Merger Sub LLC, the Surviving Corporation and the Second Surviving Entity, to perform their respective obligations under this Agreement and to consummate the Transactions, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.16 Tax Matters

(a)

The Company, Parent, Merger Sub, Merger Sub LLC and Sibelco intend for the Merger and the Second Merger to qualify as a reorganization described in Section 368(a)(1)(A) of the Code. Except as otherwise required by a final “determination” (within the meaning of Section 1313(a)(1) of the Code), in any Tax Return or other filing or proceeding relating to Taxes, the Company, Parent, Merger Sub, Merger Sub LLC and Sibelco shall not take any position inconsistent with such treatment. For the avoidance of doubt, no

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

party will make or file (or cause to be made or filed) any election under Section 338 of the Code (or any similar election under Applicable Law) with respect to the Merger and the Second Merger. The Company, Parent, Merger Sub, Merger Sub LLC and Sibelco agree to use reasonable best efforts to achieve such treatment for the Merger and the Second Merger and to cause the Surviving Corporation and the Second Surviving Entity to use reasonable best efforts to achieve such treatment.

(b)	On or prior to the Closing Date, Parent shall deliver to the Company an executed opinion of Deloitte Tax LLP that is reasonably acceptable to the Company to the effect that Parent should recognize no gain or loss as a result of either (i) the Contribution, including under Sections 357, 361 or 1001 of the Code, or (ii) the HPQ Redemption, including under Sections 311, 355, 361 or 1001 of the Code (the Deloitte Tax Opinion).

Section 6.17 Ancillary Agreements. The parties shall use reasonable best efforts to execute and deliver each Ancillary Agreement to which it is a party, and cause each other party to each Ancillary Agreement to execute and deliver each Ancillary Agreement to which it is a party, on or prior to the Effective Time. Notwithstanding anything to the contrary set forth herein or in the Ancillary Agreements or other exhibits hereto, the parties agree that all such documents contain the material terms necessary to the transactions that they contemplate and that they shall be binding on the applicable parties from and after the Closing, and all such references to the Contract with respect thereto shall instead be deemed to be references to such form of document (with such other deemed changes to such references and their context in this Agreement and in the Ancillary Agreements as are necessary to give effect to this sentence), in each case unless and until such agreement has been executed and delivered in accordance with this Agreement; provided, further, that, for the avoidance of doubt and notwithstanding anything to the contrary set forth herein, the failure to execute or deliver any of the Ancillary Agreements shall not constitute a failure of any of the conditions set forth in Sections 7.2(b) or 7.3(b) to be satisfied on the Closing Date.

Section 6.18 Further Assurances. At and after the Effective Time, the officers and directors of Parent, the Surviving Corporation and the Second Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of Parent, the Surviving Corporation and the Second Surviving Entity, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof (and of the Company if necessary), any other actions and things necessary to vest, perfect or confirm of record or otherwise in Parent, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Parent as a result of, or in connection with, the Transactions.

Section 6.19 Parent Approval. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 251 of the DGCL and in its capacity as (i) the sole stockholder of Merger Sub, and (ii) the sole member of Merger Sub LLC, written consents adopting this Agreement.

Section 6.20 Spin and Dividend. Parent and Sibelco shall do or cause to be done all things necessary to cause the HPQ Carve-out and, upon funding of the Financing (and subject thereto), the Cash Redemption to occur on or prior to the Closing, and shall cooperate with the Company with respect thereto and provide the Company with a reasonable opportunity to review and comment on all Contracts and other documentation pertaining thereto.

Section 6.21 Updates to the Business Contribution Agreement Schedules. Prior to the execution and delivery of the Business Contribution Agreement, the parties shall use their respective and reasonable best efforts to amend or supplement the schedules thereto to accurately identify all assets and liabilities related to the Business (as defined therein) and contemplated to be part of the Contribution consistent with the terms thereof.

Section 6.22 Updates to Company Equity Plans Information. No later than five (5) Business Days prior to the Closing Date, the Company shall provide to Parent a revised version of the information set forth on Section 4.1(c)(i) of the Company Disclosure Schedule, updated as of such date.

Section 6.23 Delivery of GAAP Financial Statements. Parent shall deliver to the Company the audited, consolidated financial statements of Parent as at December 31, 2015 and December 31, 2016 under GAAP (which, for the avoidance of doubt, will not be on a pro forma basis to reflect the HPQ Carve-out) (the GAAP Financial Statements) within two Business Days after the applicable accounting firm delivers the final version of the GAAP Financial Statements to Parent, and in any event shall deliver the GAAP Financial Statements not later than February 15, 2018.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Section 6.24 Transition Services. As soon as reasonably practicable after the date hereof, and except as otherwise agreed in writing between Sibelco, Parent and the Company, Sibelco and Parent shall use reasonable best efforts to cause all services reasonably necessary for Parent to operate its business that are provided to Parent and its Subsidiaries by Sibelco (or an Affiliate of Sibelco, other than Parent and its Subsidiaries (the Transition Services) to cease and to be replaced by alternative, non-Affiliate services that are substantially similar in all material respects. Parent shall regularly consult with the Company regarding the foregoing transition, keep the Company reasonably informed thereof, and shall not commit Parent or any of its Subsidiaries to any material expenditure in connection therewith without the advance written consent of the Company, not to be unreasonably withheld, delayed or conditioned. If any Transition Services do not cease and are not replaced in accordance with this Section 6.24 prior to Closing (the Continuing Transition Services), Sibelco, Parent and the Company will negotiate in good faith, and on an arms-length basis, the terms on which the Continuing Transition Services will be provided for a period of up to six months following Closing on at-cost basis.

Section 6.25 Representation and Warranty Insurance. Between the date hereof and the Closing Date, the Company may, at the cost of Parent (on a post-Closing basis), obtain representation and warranty insurance on terms substantially consistent with those set forth on Section 6.25 of the Company Disclosure Schedule. Sibelco and Parent acknowledge and agree that such representation and warranty insurance shall be for the benefit of the post-Closing non-Sibelco equityholders of Parent, consistent with the principles set forth on Section 6.25 of the Company Disclosure Schedule.

Section 6.26 Parent Outstanding Shares. Prior to and as of the Closing, Parent and Sibelco shall cause the number of authorized shares of Parent Common Stock to be equal to or greater than the product of 1.5 multiplied by the Baseline Outstanding Count.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger

The respective obligations of each party to consummate the Merger is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver by the written consent of both the Company and Parent, in whole or in part, on or prior to the Closing Date of the following conditions:

(a)	Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)	HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c)	Foreign Approvals. All applicable waiting periods (or extensions thereof) or necessary approvals relating to the Merger under the Applicable Laws of the jurisdictions or Governmental Entities set forth in Section 7.1(c) of the Company Disclosure Schedule or Section 7.1(c) of the Parent Disclosure Schedule (the Requisite Regulatory Approvals) shall have expired, been terminated or been received.

(d)	No Injunctions or Restraints. No Order, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition shall be in effect, in the United States or in any jurisdiction set forth in Section 7.1(d) of the Company Disclosure Schedule or Section 7.1(d) of the Parent Disclosure Schedule, that prevents, makes illegal or prohibits the consummation of the Transactions (collectively, Restraints).

(e)	Registration Statement. The Registration Statement shall have become effective under the Securities Act prior to the mailing of the Proxy Statement by the Company to its stockholders, and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

(f)	Exchange Listing. The Parent Common Stock issuable to the stockholders of the Company as contemplated by ARTICLE III shall have been approved for listing on the Exchange, subject to official notice of issuance.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Section 7.2 Conditions to Obligations of Sibelco, Parent, Merger Sub and Merger Sub LLC

The obligation of Sibelco, Parent, Merger Sub and Merger Sub LLC to consummate the Merger is further subject to satisfaction or, to the extent permitted by Applicable Law, waiver by written consent of Parent, in whole or in part, of the following conditions:

(a)	Representations and Warranties. (i) the representations and warranties of the Company contained in Section 4.1(a), Section 4.1(b)(i), Section 4.1(c), Section 4.1(q) and Section 4.1(w) shall be true and correct in all material respects (other than in the case of the representations and warranties in Section 4.1(c), each of which shall be true and correct in all respects subject to de minimis exceptions) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date); (ii) the representations and warranties of the Company contained in Section 4.1(h)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date; and (iii) each of the representations and warranties of the Company contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) shall be true and correct as of the Closing Date as though made on the Closing Date without giving effect to any limitation as to “materiality”, “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the Transactions set forth therein (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be so true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on the Company.

(b)	Performance of Obligations of the Company. The Company shall have performed in all material respects all agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)	Officer’s Certificate. Parent shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)	HPQ Carve-out. The HPQ Carve-out shall have been consummated.

Section 7.3 Conditions to Obligations of the Company

The obligation of the Company to effect the Merger is further subject to satisfaction or waiver by written consent of the Company, in whole or in part, (to the extent permitted by Applicable Law) of the following conditions:

(a)

Representations and Warranties. (i) The representations and warranties of Sibelco, Parent, Merger Sub and Merger Sub LLC contained in Section 4.2(a), Section 4.2(b)(i), Section 4.2(c), Section 4.2(q) and Section 4.2(v) shall be true and correct in all material respects (other than in the case of the representations and warranties in Section 4.2(c), each of which shall be true and correct in all respects subject to de minimis exceptions) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such date); (ii) the representations and warranties of Sibelco, Parent, Merger Sub and Merger Sub LLC contained in Section 4.2(h)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date; and (iii) each of the representations and warranties of Sibelco, Parent, Merger Sub and Merger Sub LLC contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the Transactions set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on Parent.

(b)	Performance of Obligations of Sibelco, Parent, Merger Sub and Merger Sub LLC. Each of Sibelco, Parent, Merger Sub and Merger Sub LLC shall have performed in all material respects all agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)	Officer’s Certificate. The Company shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of each of Sibelco and Parent and by an officer of Merger Sub and Merger Sub LLC to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)	Deloitte Tax Opinion. The Company shall have received a copy of the Deloitte Tax Opinion from Parent, in accordance with the terms set forth on Section 6.16(b).

(e)	Jones Day Tax Opinion. The Company shall have received an opinion, dated as of the Closing Date, to the effect that the Merger and the Second Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the Merger Opinion). The Company shall use reasonable best efforts to obtain the Merger Opinion from Jones Day, and, if Jones Day is unable or unwilling to provide the Merger Opinion, the Company and Parent will use reasonable best efforts to jointly appoint another independent tax advisor of national reputation to deliver the Merger Opinion. In rendering the Merger Opinion, the Company, Parent, Merger Sub and Merger Sub LLC shall deliver to Jones Day (or such other appointed tax advisor) on or before the Closing Date, and Jones Day (or such other appointed tax advisor) shall be entitled to rely on, the Representation Letters.

(f)	HPQ Carve-out. The HPQ Carve-out shall have been consummated, and the Business Contribution Agreement, Tax Matters Agreement, Distribution Agreement and the Agency Agreement shall have been fully executed by all parties thereto and shall be in full force and effect.

(g)	Stockholders Agreement. Parent and Sibelco shall have entered into the Stockholders Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination

This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of Section 8.1(e)) whether before or after the Company Stockholder Approval:

(a)	by mutual written consent of the Company and Parent;

(b)	by either the Company or Parent:

(i)	if the Merger shall not have been consummated by December 11, 2018 (such date, as it may be extended pursuant to this Section 8.1(b)(i), the Outside Date); provided, that, if on December 11, 2018, all conditions to the Closing have been satisfied or waived (other than the conditions set forth in Section 7.1(b), Section 7.1(c), Section 7.1(d) and Section 7.2(d)) the Outside Date shall be extended to June 11, 2019; provided, further, that, the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to perform any of its material obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by such time;

(ii)	if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a Company Stockholders Meeting duly convened therefor (including any adjournment or postponement thereof);

(iii)	if any Restraint shall be in effect and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Merger and such denial has become final and nonappealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall have used reasonable best efforts in accordance with Section 6.5 to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval or remove such condition, as the case may be; or

(iv)	if any Required Consent is conditioned on any of the Company, Parent or any of their respective Subsidiaries or Affiliates making a Material Divestiture, provided that, the right to terminate this Agreement pursuant to this Section 8.1(b)(iv) shall not be available to any party (i) whose failure to perform any of its material obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure to obtain such Required Consent without such condition, and (ii) unless and until the parties have taken all actions required to be taken, including defense through litigation, under Section 6.5, and there shall be no further avenue for contestation or appeal of such condition.

(c)	by Parent (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is not cured by the Company within 30 days of written notice thereof;

(d)	by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Parent, Merger Sub or Merger Sub LLC shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) is not cured by Parent, Merger Sub or Merger Sub LLC within 30 days of written notice thereof;

(e)	by Parent, at any time prior to the Company Stockholders Meeting, if a Parent Triggering Event shall have occurred;

(f)	by the Company, at any time prior to receiving the Company Stockholder Approval, in order to concurrently enter into a definitive agreement providing for a Company Superior Proposal; provided that the Company shall have complied in all material respects with its obligations under Section 5.2 and shall have paid or shall concurrently pay the Company Termination Fee due under Section 8.2;

(g)	by the Company, if there is an Adverse Material Accounting Change reflected in the GAAP Financial Statements when compared to the applicable Parent Financial Statements; provided that the Company shall only be entitled to exercise its right of termination under this Section 8.1(g) by written notice to Parent delivered within 10 Business Days following delivery of the GAAP Financial Statements by Parent; and

(h)

by the Company, in the event that (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than Section 7.2(d)) have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is fully capable of being satisfied at the Closing), (ii) Parent and Merger Sub have failed to consummate the Merger at the Closing by the date required pursuant to Section 1.2 due to the Financing not being funded, (iii) the Company has irrevocably notified Parent in writing that (A) the Company is ready, willing and able to consummate the Merger, and (B) all conditions set forth in Section 7.3 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is fully capable of being satisfied at the Closing) or that it waives any unsatisfied conditions set forth in Section 7.3, (iv) the Company has given Parent written notice at least two Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(h) if Parent and Merger Sub fail to consummate the Merger, and (v) Parent and Merger Sub fail to consummate the Merger on the later of the expiration of such two Business Day period and the date set forth in the foregoing notice; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(h) shall not be available to any party whose failure to perform any of its material

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by the relevant time.

Section 8.2 Effect of Termination; Termination Fees

(a)	In the event of termination of this Agreement as provided in Section 8.1, and subject to the provisions of Section 9.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 8.2, the last sentence of Section 6.4, Section 6.7 and ARTICLE IX shall survive any such termination of this Agreement and no such termination shall relieve either party from any liability or obligation under such provisions and (ii) subject to Section 9.9(b), nothing contained herein shall relieve any party from liability for any Willful Breach hereof.

(b)	If this Agreement is terminated (i) by the Company pursuant to Section 8.1(f), (ii) by Parent pursuant to Section 8.1(e); provided, that if either Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(e), this Agreement shall be deemed terminated pursuant to Section 8.1(e) for purposes of this Section 8.2(b), (iii) by Parent pursuant to Section 8.1(c) and at or prior to first occurrence of such breach by the Company referred to in the case of a termination pursuant to Section 8.1(c) there shall have been publicly made directly to the stockholders of the Company generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Company Alternative Transaction (a Company Qualifying Transaction), which shall not have been withdrawn on or prior to the first occurrence of such breach in the case of a termination pursuant to Section 8.1(c) or (iv) by Parent or the Company pursuant to Section 8.1(b)(i) because the Merger has not been consummated at or prior to the Outside Date, and at or prior to the time of such termination there shall have been made to the Company, or shall have been made directly to the stockholders of the Company generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Company Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date) and, in the case of clauses (b)(iii) and (b)(iv), if within 9 months of termination of this Agreement (A) the Company or its Subsidiaries enters into a definitive agreement with any Company Third Party with respect to a Company Qualifying Transaction or (B) any Company Qualifying Transaction is consummated, then, in each case set forth above, the Company shall pay to Parent, not later than (x) in the case of clauses (b)(i) and (b)(ii), the date of termination of this Agreement and (y) in the case of clauses (b)(iii) and (b)(iv), one Business Day after the earlier of the date the agreement referred to in clause (A) is entered into or the Company Qualifying Transaction referred to in clause (B) is consummated, a termination fee of $52,000,000 (the Company Termination Fee); provided that for the purpose of the definition of the Company Qualifying Transaction, the term the Company Alternative Transaction shall have the meaning assigned to the term in Section 5.2(a), except that all references to “20%” shall be deemed replaced with “50%”. Notwithstanding anything to the contrary herein, no Company Termination Fee shall be payable in any circumstance in which the Company Stockholders Meeting is held and the Company Stockholder Approval is not obtained.

(c)	If this Agreement is terminated by the Company pursuant to Section 8.1(h), Parent shall pay to the Company, within five (5) Business Days of the date of termination of this Agreement, a termination fee of $52,000,000 (the Parent Termination Fee).

(d)	The Company Termination Fee payable under Section 8.2(b) and the Parent Termination Fee payable under Section 8.2(c) shall be payable in immediately available funds no later than the applicable date set forth in Section 8.2(b) or Section 8.2(c), as applicable. If a party fails to timely pay any amount due under Section 8.2(b) or Section 8.2(c), such party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

(e)

Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with, a Willful Breach hereof), (i) in the event that the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Company Termination Fee is paid in accordance with this Section 8.2, the payment of such Company Termination Fee shall be the sole and exclusive remedy of Sibelco, Parent and any of their respective Subsidiaries, equityholders, Affiliates, officers, directors, employees and Representatives against, as applicable, the Company any of its Representatives or Affiliates, and (ii) in no event will Sibelco, Parent or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clauses (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of the Company Termination Fee in accordance with this Section 8.2, neither the Company nor any of its Affiliates or Representatives shall have any further liability or obligation to the other parties relating to or arising out of this Agreement or the Transactions; provided that (x) the Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms and (y) payment of the Company Termination Fee shall not relieve either party from any liability or obligation under Section 6.7.

(f)	Each party further agrees that notwithstanding anything in this Agreement to the contrary, including Sections 8.2(a) and 8.2(h), in the event that all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is fully capable of being satisfied at the Closing) and the Financing is not funded by the date required pursuant to Section 1.2 hereof, (i) the sole and exclusive remedies of the Company and any of its Subsidiaries, equityholders, Affiliates, officers, directors, employees and Representatives against Sibelco, Parent or any of their respective Representatives or Affiliates, including where Sibelco, Parent, Merger Sub or Merger Sub LLC breaches this Agreement or fails to perform hereunder (whether willfully, intentionally, unintentionally, through a Willful Breach or otherwise), shall be (A) specific performance of Sibelco and Parent’s obligations solely under Section 6.3 in accordance with Section 9.9(a), (B) termination of this Agreement and payment of the Parent Termination Fee pursuant to, and in accordance with, Section 8.1(h) hereof (and the right to specifically enforce Parent’s obligation to pay the Parent Termination Fee pursuant to Section 9.9(a) hereof) or (C) in the case of a Willful Breach, a claim against Parent for damages; (ii) except as set forth in clause (i)(C) above, in no event will the Company or any of its Subsidiaries, equityholders, Affiliates, officers, directors, employees or Representatives (A) be entitled to seek or obtain any recovery or judgment in excess of the Parent Termination Fee against Sibelco, Parent or any of their respective Representatives or Affiliates, or any of their assets, or (B) seek to recover any other damages (including consequential, special, indirect or punitive damages) or seek any other remedy based on a claim in law or equity against Sibelco, Parent or any of their respective Representatives or Affiliates, and the Company, on its own behalf and on behalf each of its Subsidiaries, equityholders, Affiliates, officers, directors, employees and Representatives, hereby irrevocably and unconditionally waives any and all rights to any such claim or recovery, in each case of clauses (A) and (B), in respect of (x) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (y) the termination of this Agreement, (z) any liabilities or obligations arising under this Agreement, or (xx) any claims or actions arising out of or relating to any breach, termination or failure of performance under this Agreement, and (iii) upon payment of the Parent Termination Fee, as applicable, in accordance with this Section 8.2, none of Sibelco, Parent or any of their respective Affiliates or Representatives shall have any further liability or obligation to the Company relating to or arising out of this Agreement or the Transactions. In no circumstance shall (i) Parent be required to pay the Parent Termination Fee on more than one occasion, or (ii) Parent be required to pay the Parent Termination Fee and other damages to the Company. Notwithstanding the foregoing, payment of the Parent Termination Fee shall not relieve Parent from any liability or obligation under Section 6.7.

(g)

The parties acknowledge and agree that the amount of the overall loss that Parent or the Company may incur in the circumstances in which the Company Termination Fee or the Parent Termination Fee, as applicable, is payable under this Section 8.2 is not possible to ascertain as at the date of this Agreement and that, as such, the Company Termination Fee and the Parent Termination Fee represent genuine estimates by the parties of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

the amount of the overall loss that Parent or the Company, as the case may be, would incur in the circumstances in which the Company Termination Fee or the Parent Termination Fee is payable.

(h)	Subject to Section 9.9(b), the last sentence of Section 8.2(f) and the last sentence of Section 9.9(c), no party will be relieved or released from liability for fraud or damages of any kind suffered by the other parties, including consequential damages and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement), to the extent arising out of any Willful Breach of any of its representations, warranties, covenants or agreements contained in this Agreement, and, in each case, the aggrieved party will be entitled to all rights and remedies available at law or in equity; provided, however, that no party shall be liable for any damages in respect of, for the avoidance of doubt, any loss of the benefit of the Transactions to such party’s stockholders, any stockholder premium or any other benefit to such party’s stockholders (provided further, however, that the limitation contained in such proviso shall not be construed to limit the rights and remedies available at law or in equity to any party hereto to recover its damages on its own behalf, without regard to whether such rights or remedies would indirectly constitute a benefit to such party’s stockholders).

Section 8.3 Amendment

Subject to compliance with Applicable Law, this Agreement may be amended by the parties at any time before or after the Company Stockholder Approval; provided, however, that (a) after any such approval there may not be, without further approval of the stockholders of the Company, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Company Common Stock hereunder or that by Applicable Law otherwise expressly requires the further approval of the stockholders of the Company, (b) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company, and (c) notwithstanding anything herein to the contrary, Sections 9.6(a), 9.7, 9.10, 9.11 and 9.15 and this Section 8.3 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse in any respect to a Lender or other Lender Related Party without the prior written consent of such Lender or Lender Related Party, such consent to not be unreasonably withheld, delayed or conditioned. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

Section 8.4 Extension; Waiver

At any time prior to the Effective Time, a party hereto may, subject to the proviso of Section 8.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company or Parent shall require the approval of the stockholders of the Company or the shareholders of Parent (other than Sibelco to the extent otherwise expressly required hereunder), respectively, unless such approval is required by Applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties

None of the representations and warranties in this Agreement or in any instrument or certificate delivered pursuant to this Agreement shall survive the Effective Time (provided, however, that for the avoidance of doubt such failure to survive the Effective Time shall not prejudice any party in recovering from insurers in respect of breaches thereof under the representation and warranty insurance policy described in Section 6.25, if obtained). This Section 9.1 shall not limit Section 8.2(a) or any covenant or agreement of the parties that, by its terms, contemplates performance after the Effective Time or after the termination of this Agreement.

Section 9.2 Notices

All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, or, if confirmed, faxed or emailed, or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company, to:

Fairmount Santrol Holdings Inc.

8834 Mayfield Road

Chesterland, Ohio 44026

United States of America

Attention: General Counsel

Facsimile: +1 (440) 729 0265

with a copy (which shall not constitute notice) to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

United States of America

Attention: James P. Dougherty

Email: jpdougherty@jonesday.com

Attention: Benjamin L. Stulberg

Email: blstulberg@jonesday.com.com

Facsimile: +1 (216) 579 0212

(b)	if to Sibelco, Parent, Merger Sub or Merger Sub LLC, to:

Unimin Corporation

258 Elm Street

New Canaan, CT 06840

United States of America

Attention: General Counsel

Facsimile: +1 (203) 966-1977

and

SCR-Sibelco NV

Plantin en Moretuslei 1a, 2018 Antwerp

Belgium

Attention: Laurence Boens, Group Legal Counsel

Facsimile: +32 3 223 67 00

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

United States of America

Attention: Peter D. Lyons, Esq.

Email: peter.lyons@freshfields.com

Attention: Omar Pringle, Esq.

Email: omar.pringle@freshfields.com

Facsimile: +1 (212) 277 4001

Section 9.3 Definitions

For purposes of this Agreement:

(a)	2016 PSU Awards means the Company PSU Awards granted in calendar year 2016.

(b)	2017 PSU Awards means the Company PSU Awards granted in calendar year 2017.

(c)	Adverse Material Accounting Change means:

(i)	in respect of the GAAP Financial Statements for 2016, either:

(A)	a decrease in net income (loss) before income tax benefit, interest expense, depreciation, depletion and amortization of greater than $53,500,000, when compared to the equivalent metric derived from the Applicable 2016 Parent Financial Statements; or

(B)	an increase in the amount of (x) the indebtedness for borrowed money, less (y) cash and cash equivalents, of greater than $25,000,000, when compared to the equivalent metric derived from the Applicable 2016 Parent Financial Statements; or

(ii)	in respect of the GAAP Financial Statements for 2015, a decrease in net income (loss) before income tax benefit, interest expense, depreciation, depletion and amortization of greater than $38,534,000, when compared to the equivalent metric derived from the Applicable 2015 Parent Financial Statements.

For illustrative purposes only, Section 9.3(c) of the Parent Disclosure Schedule sets forth the calculations of “net income (loss) before income tax benefit, interest expense, depreciation, depletion and amortization” in respect of (a) the Applicable 2015 Parent Financial Statements, the Applicable 2016 Parent Financial Statements and (b) the draft unaudited consolidated balance sheet of Parent as at December 31, 2016, and the related statements of income, retained earnings, stockholders’ equity and cash flow for the two years then ended, under GAAP;

(d)	Affiliate means, with respect to any person, any other person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such first person, including any partner, member, stockholder or other equity holder of such person or manager, director, officer or employee of such person (where control for the purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities or partnership or other ownership interests, by contract, as trustee or executor, or otherwise);

(e)	Ancillary Agreements means the Voting Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Business Contribution Agreement, the Tax Matters Agreement, the Distribution Agreement, the Agency Agreement and the Non-Compete Agreement;

(f)	Applicable 2015 Parent Financial Statements means the audited, consolidated balance sheet of Parent as at December 31, 2015, and the related audited statement of income, retained earnings, stockholders’ equity and cash flow for the period then ended, under IFRS;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(g)	Applicable 2016 Parent Financial Statements means the audited, consolidated balance sheet of Parent as at December 31, 2016, and the related audited statement of income, retained earnings, stockholders’ equity and cash flow for the period then ended, under IFRS;

(h)	Award Protection Period means (the period beginning on the Closing Date and ending on the one (1) year anniversary of the Closing Date;

(i)	Business Day means any day, other than Saturday or Sunday or other day on which commercial banks are authorized or required by Applicable Law to close in Brussels, Belgium, Cleveland, Ohio or New York City, New York;

(j)	Cash Redemption means the redemption of certain shares of Parent Common Stock in exchange for an amount in cash equal to the sum of (i) the Redeemable Cash plus the Interest Amount; less (ii) the aggregate amount of the Cash Consideration;

(k)	Cause means the definition of such term included in the applicable Company Equity Plan or applicable award agreement governing an applicable Company Equity Award, or if no such definition is included in the applicable Company Equity Plan or award agreement governing such applicable Company Equity Award, Cause means (i) a deliberate and premeditated act against the interests of Parent or the Company including, without limitation, an act of fraud, embezzlement, misappropriation or breach of fiduciary duty against Parent or the Company, including but not limited to, the offer, payment, solicitation or acceptance of any unlawful bribe or kickback with respect to Parent’s or the Company’s business; (ii) conviction by a court of competent jurisdiction of, or a plea of guilty or nolo contendere to, any felony or crime involving moral turpitude; (iii) failure to perform or neglecting the material duties incident to one’s employment with Parent or the Company on a regular basis; (iv) being chronically absent from work (excluding vacations, illnesses, disability or leaves of absence approved by Parent or the Company); (v) refusal, after explicit written notice, to obey any lawful resolution of or direction by the Company or Parent which is consistent with the duties incident to one’s employment with the Company or Parent; (vi) engaging in (A) the unlawful use (including being under the influence) or possession of illegal drugs on the Company’s or Parent’s premises or (B) habitual drunkenness; provided, however, that no termination shall be for Cause under clauses (iii) or (v) above until the employee has been provided an opportunity (not to exceed thirty (30) days) to cure any act or failure to act alleged to constitute Cause after a written demand shall have been delivered to such employee specifying the alleged act or failure to act and such employee fails to cure such action or inaction;

(l)	Company Equity Plans means each Company Plan which provides for the grant of incentive equity awards, including the FMSA Holdings Inc. Long Term Incentive Compensation Plan, the FMSA Holdings Inc. Stock Option Plan, the FMSA Holdings Inc. 2014 Long Term Incentive Plan;

(m)	Company Intellectual Property means Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, including the Company Registered Intellectual Property;

(n)	Company Leased Real Estate means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries;

(o)	Company Option means an outstanding option to purchase shares of Company Common Stock;

(p)	Company Owned Real Estate means all land, together with all buildings, structures, improvements and fixtures located thereon and all easements, rights of way, and appurtenances relating thereto, owned by the Company or any of its Subsidiaries, but excluding Company Mineral Rights;

(q)

Company Plan means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all medical, dental, life insurance, equity (including the Company Equity Plans), bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and all other material employee plans,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

agreements, benefit policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or its Subsidiaries on behalf of any employee, director or other individual service provider of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which the Company or its Subsidiaries have or have had any liability on behalf of any such employee, director or other individual service provider or beneficiary; provided that Company Plan shall not include any “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA);

(r)	Company PSU Award means an outstanding award of restricted stock units in respect of shares of Company Common Stock granted on or after March 2016 under a Company Equity Plan whose vesting is conditioned in whole or part on the satisfaction of performance criteria;

(s)	Company RSU Award means an outstanding award of restricted stock units in respect of shares of Company Common Stock granted under a Company Equity Plan that is not a Company PSU Award (including any restricted stock units or Company Common Stock receipt of which has been deferred by the holder thereof);

(t)	Continuing Employees means any employee of the Company or its Subsidiaries who continues employment with Parent or any of its Subsidiaries (including the Company) after the Effective Time;

(u)	Debt Commitment Letter means the fully executed commitment letter dated as of the date hereof (together with all exhibits, annexes and schedules thereto), and as amended, supplemented or replaced in compliance with this Agreement, from the lenders party thereto (collectively, the Lenders) pursuant to which such Lenders have agreed, subject to the terms and conditions thereof, to provide the amounts of debt financing set forth therein, and for the purposes described therein;

(v)	Environmental Laws means any Applicable Law, and any Order or binding agreement with any Governmental Entity: (i) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety with respect to exposure to Hazardous Materials or respirable silica, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Laws” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq;

(w)	ERISA means the United States Employee Retirement Income Security Act of 1974, as amended;

(x)	ERISA Affiliate means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

(y)	Financing means the debt financing committed pursuant to the Debt Commitment Letter, and any alternative financing utilized to consummate the Transactions;

(z)	Fully Diluted Foxtrot Share Number means the sum of: (i) the aggregate number of shares of issued and outstanding Company Common Stock; (ii) the aggregate number of shares of Company Common Stock

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

subject to Company RSU Awards; (iii) the aggregate number of Earned 2016 PSU Awards and Earned 2017 PSU Awards; and (iv) the aggregate number of Cash Consideration Fully Diluted Stock Option Shares, in each case, as of immediately prior to the Effective Time;

(aa)	Good Reason means: (i) a material reduction in the employee’s base salary; (ii) a material reduction in the employee’s target annual bonus opportunity; (iii) a relocation of the employee’s principal place of employment by more than fifty (50) miles; or (iv) for participants in the Fairmount Santrol Holdings Inc. Executive Change in Control Severance Plan (as amended), a material, adverse change in the employee’s title, reporting relationship, authority, duties or responsibilities (other than temporarily while the employee is physically or mentally incapacitated or as required by Applicable Laws); provided, however, that no termination shall be for Good Reason unless he or she has provided written notice to Parent or the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and Parent or the Company, as applicable, has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances, if curable. If the employee does not terminate his or her employment for Good Reason within ninety (90) days after the first occurrence of the applicable grounds, then the employee will be deemed to have waived his or her right to terminate for Good Reason with respect to such grounds;

(bb)	Hazardous Materials means: (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is defined or regulated as hazardous, acutely hazardous, toxic, a pollutant, a contaminant or words of similar import or regulatory effect under Environmental Laws; and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls;

(cc)	Intellectual Property means any and all worldwide patents (including all divisionals, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals), trademarks, service marks, trade dress, logos, trade names, Internet domain names, designs, slogans and general intangibles of like nature, copyrights, computer software (including source and object codes), rights in computer programs and computer databases and related data, technology, trade secrets, confidential business information (including confidential ideas, formulae, algorithms, models, methodologies, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial, marketing and business data and pricing and cost information) and any other similar proprietary or intellectual property right (in whatever form or medium), together with all associated goodwill with respect to each of the foregoing in each case whether unregistered or registered (including all applications, rights to apply and rights to claim priority);

(dd)	Interest Amount means an amount calculated by multiplying the Redeemable Cash by five per cent (5%) per annum (pro-rated and accruing daily) for the period from (and excluding) June 30, 2017 to (and including) the Closing Date;

(ee)	IT Systems means the information and communications technologies used by any of the Company or any of its Subsidiaries, including hardware, software, networks, and associated documentation;

(ff)	knowledge means, with respect to the Company, the knowledge of the persons listed on Section 9.3(ff) of the Company Disclosure Schedule and, with respect to Parent, Merger Sub and Merger Sub LLC, the knowledge of the persons listed on Section 9.3(ff) of the Parent Disclosure Schedule;

(gg)	Lease means all leases, subleases, licenses, concessions and other agreements (written or oral) under which the Company or any of its Subsidiaries, or under which Parent or any of its Subsidiaries, holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries thereunder, or on behalf of Parent or any of its Subsidiaries thereunder;

(hh)	Lender Related Party means the Lenders, and the other persons that have committed to arrange or provide, or otherwise entered into agreements in connection with, the Financing or alternative debt

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

financing (including for this purpose any agents, arrangers, bookrunners and issuing lenders in respect of the Financing) and any of their current, former or future respective Affiliates, Representatives, holders of equity interests, successors or assigns (but, for the avoidance of doubt, excluding Parent);

(ii)	Material Adverse Effect on the Company or Parent means any fact, circumstance, effect, change, event or development (each, an Effect) that would, or would reasonably be expected to, materially adversely affect the business, properties, financial condition or results of operations of the Company and its Subsidiaries, or Parent and its Subsidiaries (excluding HPQ Co), in each case taken as a whole, respectively, excluding any Effect to the extent that it results from or arises out of (A) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (B) any failure, in and of itself, by the Company or Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect on the Company or Parent, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (C) any change, in and of itself, in the market price or trading volume of the Company’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on the Company, unless otherwise excluded in this definition of “Material Adverse Effect”), (D) any change in GAAP or IFRS (or authoritative interpretation thereof), (E) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (F) any hurricane, tornado, flood, earthquake or other natural disaster, or (G) any action expressly required by Section 6.5 of this Agreement, except in the case of clauses (A), (D), (E), (F) and (G) to the extent any such Effect affects either the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred;

(jj)	Material Divestiture means the divestiture of one or more plants that, in the aggregate, would result in the loss of more than 3,600,000 tons in annual capacity, as determined based on the agreed annual capacities set forth on Section 9.3(jj) of the Company Disclosure Schedule; provided that, for the avoidance of doubt, the calculation of any Material Divestiture shall not include or be limited by any licensing arrangement relating to any Intellectual Property (including but not limited to the transfer of such machinery or equipment as may be necessary to utilize such Intellectual Property) associated with resin coated sand products as may be required by a Governmental Entity (other than such plants that would otherwise be captured by this definition absent this provisio);

(kk)	Parent Common Stock means a share of voting common stock, par value $1.00 per share (as may be reduced to $0.01 per share or more prior to the Effective Time), of Parent;

(ll)	Parent Equity Awards means Parent Options, Parent Restricted Shares and Parent Restricted Stock Units;

(mm)	Parent Equity Plans means each Parent Plan which provides for the grant of incentive equity awards;

(nn)	Parent Intellectual Property means Intellectual Property owned or purported to be owned by Parent or any of its Subsidiaries, including the Parent Registered Intellectual Property;

(oo)	Parent Leased Real Estate means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by Parent or any of its Subsidiaries;

(pp)	Parent Option means an outstanding option to purchase Parent Common Stocks with respect to Parent Common Stocks;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(qq)	Parent Owned Real Estate means all land, together with all buildings, structures, improvements and fixtures located thereon and all easements, rights of way, and appurtenances relating thereto, owned by Parent or any of its Subsidiaries, but excluding Parent Mineral Rights;

(rr)	Parent Plan means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all medical, dental, life insurance, equity (including, without limitation, the Parent Equity Plans), bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and all other material employee plans, agreements, benefit policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by Parent or its Subsidiaries on behalf of any employee, director or other individual service provider of Parent or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which Parent or its Subsidiaries have or have had any liability on behalf of any such employee, director or other individual service provider or beneficiary; provided that Parent Plan shall not include any “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA);

(ss)	Parent Restricted Share means an issued and outstanding Parent Common Stock granted under a Parent Equity Plan that is subject to vesting or other restrictions;

(tt)	Parent Restricted Stock Unit means a right relating to a Parent Common Stock granted under a Parent Equity Plan that is subject to vesting or other restrictions;

(uu)	Parent Stock Issuance means the issuance of shares of Parent Common Stock in connection with the Merger and in satisfaction of payment of the Merger Consideration pursuant to this Agreement;

(vv)	Parent Triggering Event shall be deemed to have occurred if: (A) the Board of Directors of the Company or any committee thereof shall have made a Company Recommendation Change in accordance with Section 5.2(c); (B) the Company shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of the Company in favor of the adoption of this Agreement; (C) the Board of Directors of the Company fails to reaffirm unanimously and publicly its recommendation of this Agreement and the Merger, within ten (10) Business Days (or, if earlier, prior to the date of the Company Stockholders Meeting) after Parent reasonably requests in writing that such recommendation be reaffirmed publicly provided that Parent shall not have made any such request on more than two occasions in respect of any proposed or announced Company Alternative Transaction (or more than two occasions following any material change or modification thereto); (D) a tender or exchange offer relating to shares of the Company Common Stock shall have been commenced and the Company shall not have sent to its securityholders, within ten (10) Business Days after the commencement of such tender or exchange offer (or, if earlier, prior to the Company Stockholders Meeting), a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement, the Merger; or (E) the Company, its controlled Affiliates or any of their respective Representatives shall have materially breached any of the provisions set forth in Section 5.2;

(ww)	Permitted Liens means (a) statutory liens for current Taxes, assessments, fees and other charges by governmental authorities that are not due and payable as of the Closing, (b) with respect to any Company Owned Real Estate or Parent Owned Real Estate, all defects, exceptions, restrictions, easements, rights of way and encumbrances of record (other than monetary liens), which do not, individually or in the aggregate, materially or adversely affect the use or marketability of the Company Owned Real Estate or Parent Owned Real Estate, as applicable, and (c) mechanics’, carriers’, workers’, and repairers’ liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the Company’s (or any of its Subsidiaries) or Parent’s (or an of its Subsidiaries) property so encumbered and that are not resulting from a breach, default or violation by the Company (or any of its Subsidiaries) or Parent (or any of its Subsidiaries) of any Contract or Applicable Law;

(xx)	person means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(yy)	Redeemable Cash means an amount in cash equal to $660,000,000;

(zz)	Representation Letters means, collectively, certificates dated as of the Closing Date from each of Parent (on behalf of itself and Merger Sub and Merger Sub LLC) and the Company substantially in the form set forth in Section 7.3(e) of the Parent Disclosure Schedule and Section 7.3(e) of the Company Disclosure Schedule;

(aaa)	Required Information means the information with respect to the business, operations and financial condition of the Company and its Subsidiaries as may be reasonably requested by Parent and that is customary to be included in marketing materials for senior secured indebtedness (or any documentation or deliverables in connection therewith) similar to the Financing or required by item 6 set forth on Exhibit B to the Term Sheet attached to the Debt Commitment Letter as in effect on the date hereof, including, but not limited to (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for the most recently completed fiscal years ended at least 90 days prior to the Closing Date and after January 1, 2017 and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter ended at least 45 days before the Closing Date (and comparable periods for the prior fiscal year);

(bbb)	Significant Subsidiary means, with respect to Parent, a Subsidiary which meets any of the following conditions: (i) Parent and its other Subsidiaries’ investments in and advances to the Subsidiary exceed 10 percent of the total assets of Parent and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; (ii) Parent’s and its other Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 10 percent of the total assets of Parent and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or (iii) Parent’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of Parent and its Subsidiaries consolidated for the most recently completed fiscal year;

(ccc)	a Subsidiary of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, greater than 50% of the equity interests of which) is owned directly or indirectly by such first person;

(ddd)	Tax or Taxes means all taxes, charges, levies or other like assessments imposed by any Governmental Entity, including any income, gross receipts, license, severance, occupation, premium, environmental (including taxes under Code Section 59A), customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other taxes, charges, levies or other like assessments of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not, and any liability for any of the foregoing as transferee or successor or as a result of being party to any Tax sharing or indemnity agreement other than any agreement the principal purpose of which is not the sharing of Taxes;

(eee)	Tax Return means any return, declaration, statement, claim for refund, election, estimate, report, form and information return and any schedule or amendment thereto filed or required to be filed with any Taxing Authority relating to Taxes;

(fff)	Taxing Authority means any Governmental Entity responsible for the administration of any Taxes;

(ggg)	Willful Breach means a material breach or failure to perform that is the consequence of an act or omission of a party, with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Section 9.4 Interpretation

When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words hereof, hereto, hereby, herein and hereunder and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word extent in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to dollars and $ will be deemed references to the lawful money of the United States of America.

Section 9.5 Counterparts

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by electronic transmission) to the other parties.

Section 9.6 Entire Agreement; Third-Party Beneficiaries; No Additional Representations

(a)	This Agreement (including the documents, exhibits, schedules and instruments referred to herein), taken together with the Confidentiality Agreement, (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Merger and the other transactions contemplated by this Agreement and (ii) is not intended to and shall not confer upon any person other than the parties any rights or remedies hereunder, except for (A) the provisions of Section 6.6 (which provisions may be enforced directly by the Indemnified Parties), (B) the provisions of Section 9.14 (which provisions may be enforced directly by the Parent Released Parties), (C) the right of the holders of shares of Company Common Stock to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred), and (D) the provisions of Sections 8.3, 9.7, 9.10, 9.11, 9.15 and this Section 9.6(a) (which provisions may be enforced directly by the Lenders and other Lender Related Parties).

(b)	The parties acknowledge and agree that none of the Company, Parent or any other person has (i) made any representation or warranty, expressed or implied, as to the respective businesses of the Company and Parent, or the accuracy or completeness of any information regarding such businesses furnished or made available to the parties and (ii) relied on any representation or warranty of the Company, Parent or any other person, as applicable, except as expressly set forth in this Agreement.

Section 9.7 Governing Law

This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the Company, Sibelco, Parent, Merger Sub or Merger Sub LLC in the negotiation, administration, performance and enforcement thereof shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof. Notwithstanding the foregoing, actions that may be based upon, arise out of or related to the Financing, the Debt Commitment Letter or the Definitive Agreements, or the negotiation, execution or performance of any documentation related thereto, shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Section 9.8 Assignment

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided that, nothing in this Agreement shall or is intended to limit the ability, after the Closing, of Parent, the Company or any of their respective Affiliates to assign its rights or delegate its responsibilities, liabilities and obligations under this Agreement, in whole or in part, without the consent of the other parties hereto, to the Lender Related Parties as security for borrowings and other obligations in connection with the Financing. Any purported assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.9 Specific Enforcement; Damages.

(a)	The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and (as an integral and essential part of the Transactions without which the parties would not have entered into this Agreement) to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.10 below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity; provided, however, that, except as expressly provided in Section 9.9(c), the Company shall not be entitled to specifically enforce Sibelco’s, Parent’s, Merger Sub or Merger Sub’s LLC’s obligation, as applicable, to effect the Closing or the Merger or pay or issue the Merger Consideration. Subject to Section 9.9(c), the parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. For the avoidance of doubt, the parties may pursue both a grant of specific performance to the extent permitted by this Section 9.9 and the payment of damages as contemplated by Section 8.2(a)(ii) and Section 8.2(h), but may not collect more than one such remedy.

(b)	Notwithstanding anything to the contrary herein, the Company agrees that it may only pursue a grant of specific performance (and, for the avoidance of doubt, will not seek any monetary award) against Sibelco in respect of its obligations under this Agreement. For the avoidance of doubt, such limitation shall not apply with respect to Parent and its Subsidiaries.

(c)	Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that the Company shall be entitled to specifically enforce the obligation of Sibelco, Parent, Merger Sub or Merger Sub’s LLC, as applicable, to effect the Closing and the Merger and to pay or issue the Merger Consideration on the terms and conditions set forth in this Agreement only if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived by the party entitled to waive (other than those conditions that, by their terms, cannot be satisfied until Closing but which are fully capable of being satisfied at Closing), (ii) the Company has irrevocably confirmed in a written notice to Parent that the Company is ready, willing and able to consummate the Merger and that if specific performance is granted and the Financing (including any alternative debt financing in accordance with Section 6.3) is funded and the Parent complies with its obligations to effect the Closing pursuant to the terms of this Agreement, then the Closing will occur, (iii) the Financing (including any alternative debt financing in accordance with Section 6.3) has been funded, and (iv) Parent fails to consummate the Closing by the date the Closing is required to occur pursuant to Section 1.2. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitle to receive both (1) such grant of specific performance to require the Parent or Sibelco to effect the Closing or the Merger or to pay or issue the Merger Consideration and (2) payment of the Parent Termination Fee or other damages to the Company.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Section 9.10 Jurisdiction

In any Action between the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or any federal court sitting in the State of Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or any federal court sitting in the State of Delaware and appellate courts thereof. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 9.10 in any such Action by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. Notwithstanding the foregoing, each of the parties agree (on behalf of itself and its controlled Affiliates) that it will not bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders or any Lender Related Party in any way relating to this Agreement, the Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or contract related to the Financing or the performance thereof, in any forum other than any state or federal court sitting in the borough of Manhattan in the city of New York (and appellate courts thereof).

Section 9.11 WAIVER OF JURY TRIAL

EACH OF SIBELCO, PARENT, MERGER SUB, MERGER SUB LLC AND THE COMPANY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTER OR THE DEFINITIVE AGREEMENTS) OR THE TRANSACTIONS. EACH PARTY AGREES THAT THE WAIVERS CONTAINED IN THIS SECTION 9.11 SHALL EXTEND TO THE LENDERS AND THE LENDER RELATED PARTIES.

Section 9.12 Headings, etc.

The headings, table of contents and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 Severability

If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in a mutually acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 9.14 Release. Effective as of the Closing:

(a)

Sibelco, on behalf of itself and its Affiliates (other than Parent and its Subsidiaries, except HPQ Co), heirs, successors and assigns (collectively, the Sibelco Related Persons) hereby absolutely, unconditionally and irrevocably releases and discharges, fully, finally and forever, Parent, Parent’s Subsidiaries, and each of their respective agents, representatives, directors, officers and employees (in the case of such individuals, solely in such capacities) (together, the Parent Released Parties) from any and all claims, demands, rights, causes of action, proceedings, Action, remedies, obligations, damages and liabilities of whatsoever kind or

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

character arising as a result of any event or condition, or action or inaction of the Parent Released Parties, from the beginning of time until the Closing, whether known or unknown, absolute or contingent, both at law and in equity, which such Sibelco Related Person ever had, now has, or ever may have, against any Parent Released Party, including pursuant to any Contract between any Sibelco Related Person and a Parent Released Party (as to each Sibelco Related Person, such Sibelco Related Person’s a Sibelco Related Person Claims); provided, however, that, for the avoidance of doubt, Sibelco Related Person Claims shall not include any claims: (i) pursuant to this Agreement or any Ancillary Agreement, (ii) pursuant to any matter set forth on Section 9.14 of the Parent Disclosure Schedule, or (iii) pursuant to a pre-existing contractual relationship between Sibelco, on the one hand, and a Parent Released Party, on the other hand, to the extent either (A) such contractual relationship is set forth in any section of the Parent Disclosure Schedule or (B) such contractual relationship exists as of the date hereof and Sibelco notifies Parent and the Company in writing of such contractual relationship within 60 days of the date hereof.

(b)	Sibelco will not institute any Proceeding against any Parent Released Party with any Governmental Entity or otherwise, based on events occurring on or prior to the Closing Date in relation to any matter released or purported to be released hereunder. Sibelco has not assigned, and will not assign, any Sibelco Related Person Claim and has not authorized, and will not authorize, any other person to assert any Sibelco Related Person Claim on its or their behalf.

(c)	Sibelco expressly acknowledges that the release provided under this Section 9.14 is intended to include in its effect all claims within the scope of this release that Sibelco has and does not know or suspect to exist in its favor at the time of execution hereof, and that this release contemplates the extinguishment of any such claim or claims.

(d)	Sibelco is aware that statutes exist that render null and void or otherwise affect or may affect releases and discharges of any claims, rights, demands, liabilities, proceedings and causes of action that are unknown to the releasing or discharging party at the time of execution of the release and discharge. Sibelco, for itself and the other Sibelco Related Persons, hereby expressly waives, surrenders and agrees to forego any and all protections, rights or benefits to which Sibelco otherwise would be entitled by virtue of the existence of any such statute or the common law of any state, province or jurisdiction with the same or similar effect. Further, it is understood and agreed that the facts in respect of which the release provided under this Section 9.14 is given may turn out to be other than or different from the facts in that respect now known or believed by Sibelco to be true, and with such understanding and agreement, Sibelco expressly accepts and assumes the risk of facts being other than or different from the assumptions and perceptions as of any date prior to and including the Closing Date, and agrees that this release shall be in all respects effective and shall not be subject to termination or rescission by reason of any such difference in facts.

(e)	The release provided under this Section 9.14 shall extend to and be binding upon Sibelco and its legal successors and assigns, and all other Sibelco Related Persons, and inure to the benefit of all of the Parent Released Parties and their respective legal successors and assigns.

Section 9.15 No Recourse to Lender. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, this Agreement and any Ancillary Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, any Ancillary Agreement, or the negotiation, execution or performance of this Agreement or any Ancillary Agreement, may only be made against the parties hereto, and no Lender or Lender Related Party shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in contract, tort or otherwise), based on, in respect of, or by reason of, the Transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

Remainder of page intentionally left blank

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SCR-SIBELCO NV

By:	/s/ Kurt Decat
Name:	Kurt Decat
Title:	Member Executive Committee

By:	/s/ Laurence Boens
Name:	Laurence Boens
Title:	Member Executive Committee

UNIMIN CORPORATION

By:	/s/ Campbell Jones
Name:	Campbell Jones
Title:	President & CEO

BISON MERGER SUB, INC.

By:	/s/ Kurt Decat
Name:	Kurt Decat
Title:	President

BISON MERGER SUB I, LLC

By:	/s/ Kurt Decat
Name:	Kurt Decat
Title:

FAIRMOUNT SANTROL HOLDINGS INC.

By:	/s/ Jenniffer D. Deckard
Name:	Jenniffer D. Deckard
Title:	President and Chief Executive Officer

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Annex B

Wells Fargo Securities, LLC

550 South Tryon Street

Charlotte, NC 28202

December 11, 2017

The Board of Directors

Fairmount Santrol Holdings, Inc.

8834 Mayfield Road

Chersterland, Ohio 44026

Members of the Board of Directors:

You have asked us to advise you in your capacity as the Board of Directors (the “Board’’) of Fairmount Santrol Holdings, Inc. (the “Company”) with respect to the fairness, from a financial point of view, to the holders of outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) of the Consideration (as defined below) to be received by such holders in the Transaction (as defined below) pursuant to an Agreement and Plan of Merger (the “Agreement”) to be entered into by and among SCR-Sibelco N.V. (the “Parent”), Unimin Corporation (the “Acquiror”), Bison Merger Sub, Inc., a direct wholly-owned subsidiary of the Acquiror (the “MergerSub”), Bison Merger Sub I, LLC, a direct wholly-owned subsidiary of the Acquiror (the “MergerSub LLC”) and the Company. The Agreement provides for, among other things, the merger of the MergerSub with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of the Acquiror (the “Surviving Corporation”), pursuant to which each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Company and its wholly-owned Subsidiaries (as defined in the Agreement) and Parent and its Subsidiaries (as defined in the Agreement) and other Dissenting Shares (as defined in the Agreement) (collectively, the “Excluded Shares”), will be converted into the right to receive an amount in cash and a number of shares of voting common stock, par value $1.00 per share of the Acquiror (the “Acquiror Common Stock”), in each case, as determined pursuant to the terms set forth in the Agreement. At your direction and based on the information provided to us by the Company, for purposes of this opinion, we have calculated that pursuant to the terms of the Agreement, each outstanding share of Company Common Stock, other than the Excluded Shares, will be converted into the right to receive $0.73 in cash (the “Cash Consideration”) and 0.413x shares (the “Stock Consideration” and together with the Cash Consideration, the “Consideration”) of the Acquiror Common Stock, with the aggregate amount of Stock Consideration payable to the holders of the Company Common Stock, other than the Excluded Shares, and the aggregate amount of shares of Acquiror Common Stock issuable in respect of the Company Options, the Company RSU Awards and the Company PSU Awards (each, as defined in the Agreement) constituting approximately 35% of the outstanding shares of the Acquiror Common Stock. Immediately following the First Merger, the Surviving Corporation will merge with and into the MergerSub LLC (the “Second Merger” and together with the First Merger, the “Transaction”), with the MergerSub LLC surviving as a wholly-owned subsidiary of the Acquiror, pursuant to which each share of the Company Common Stock still outstanding will be automatically cancelled. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we have:

•	reviewed a draft, dated December 11, 2017, of the Agreement;

•	reviewed certain publicly available business and financial information relating to the Company and the Acquiror;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Board of Directors

Fairmount Santrol Holdings, Inc.

8834 Mayfield Road

Chersterland, Ohio 44026

•	reviewed certain other information relating to the Company and the Acquiror, including financial forecasts for the Company for the fiscal years ending December 31, 2017 through December 31, 2020 prepared and provided to us by the management of the Company, as adjusted and approved by the management of the Company (the “Company Projections”), financial forecasts for the Acquiror for the fiscal years ending December 31, 2017 through December 31, 2020 prepared and provided to us by the management of the Company, based on financial forecasts prepared by the management of the Acquiror, as adjusted and approved by the management of the Company (the “Acquiror Projections”) and certain information relating to the capital structure of the Company and the Acquiror;

•	discussed with the managements of the Company and the Acquiror the respective businesses and prospects of the Company and the Acquiror;

•	compared certain financial and stock market data of the Company and certain financial data of the Acquiror with similar data for other companies with publicly traded equity securities in businesses that we deemed relevant; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being complete and accurate in all respects. We have been advised, and at your direction, have assumed, that the Company Projections and the Acquiror Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and the Acquiror as to the respective future financial performance of the Company and the Acquiror. At your direction, we have further assumed that the Company Projections and Acquiror Projections are a reasonable basis upon which to evaluate the Company, the Acquiror and the Transaction and have used and relied upon such forecasts for purposes of our analyses and this opinion. We express no view or opinion with respect to the Company Projections and the Acquiror Projections or the assumptions upon which they are based.

For purposes of our analyses and this opinion we have at your direction assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Transaction. We have also assumed that the Transaction will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or opinion and that the final form of the Agreement will not differ from the draft reviewed by us in any respect material to our analyses or opinion. In addition, we have not been requested to make, and have not made, an independent evaluation, inspection or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. We have undertaken no independent analysis of any potential or actual litigation or claims, regulatory action, possible unasserted claims or other contingent assets or liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

Our opinion only addresses the fairness, from a financial point of view, to the holders of Company Common Stock, other than the Excluded Shares, of the Consideration to be received by such holders in the Transaction pursuant to the Agreement and does not address any other aspect or implication (financial or otherwise) of the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Board of Directors

Fairmount Santrol Holdings, Inc.

8834 Mayfield Road

Chersterland, Ohio 44026

Transaction, or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. We are not expressing any advice or opinion regarding Parent’s control of the Acquiror after giving effect to the Transaction, and we have assumed that Parent’s control of the Acquiror has no effect on the valuation of the Consideration. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and have relied upon the assessments of the Company and its advisors with respect to such advice. We have assumed that the Company has or will obtain such advice or opinions from appropriate professional sources.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. Our opinion does not address the relative merits of the Transaction as compared to any alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

Wells Fargo Securities is a trade name of Wells Fargo Securities, LLC, an investment banking subsidiary and affiliate of Wells Fargo & Company. Wells Fargo Securities has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement.

We and our affiliates provide a wide range of investment and commercial banking advice and services, including financial advisory services, securities underwritings and placements, securities sales and trading, brokerage advice and services, and commercial loans. During the two years preceding the date of this opinion, we and our affiliates have provided investment or commercial banking services to the Company and the Acquiror, for which we and our affiliates have received and would expect to receive customary fees. During such period, such services have included acting as joint bookrunner on an equity offering for the Company. We and our affiliates may in the future provide investment and commercial banking advice and services to, and may otherwise seek to expand our business and commercial relationships with, the Company, the Acquiror, and/or certain of their respective affiliates. In the ordinary course of business, we and our affiliates may trade or otherwise effect transactions in the securities or other financial instruments (including bank loans or other obligations) of the Company, the Acquiror and/or certain of their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments. Wells Fargo Securities and our affiliates have adopted policies and procedures designed to preserve the independence of their research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing this opinion.

This opinion is for the information and use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to the Board or any holder of Company Common Stock as to how such holder should vote or act on any matter relating to the proposed Transaction. The issuance of this opinion has been approved by an authorized committee of Wells Fargo Securities.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Board of Directors

Fairmount Santrol Holdings, Inc.

8834 Mayfield Road

Chersterland, Ohio 44026

Based upon and subject to the foregoing, and our experience as investment bankers, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock, other than the Excluded Shares, in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Wells Fargo Securities, LLC

WELLS FARGO SECURITIES, LLC

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Annex C

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

UNIMIN CORPORATION

Unimin Corporation (the Corporation), a corporation organized and existing under the General Corporation Law of the State of Delaware (the DGCL), hereby certifies as follows:

1. The name of the Corporation is Unimin Corporation. The Corporation was originally incorporated pursuant to the DGCL on January 13, 1970, when the original Certificate of Incorporation was filed with the Delaware Secretary of State (the Original Certificate). The Original Certificate was restated by filing a Restated Certificate of Incorporation on June 14, 1996 (the Restated Certificate).

2. This Amended and Restated Certificate of Incorporation (this A&R Certificate), which restates and amends the Restated Certificate, has been declared advisable by the board of directors (the Board of Directors) of the Corporation, duly adopted by the stockholders of the Corporation (the Stockholders) and duly executed and acknowledged by the officers of the Corporation (each, an Officer) in accordance with Sections 103, 228, 242 and 245 of the DGCL.

3. The Restated Certificate is hereby amended and restated in its entirety as follows:

FIRST. The name of the Corporation is [●] Corporation.

SECOND. The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street in the city of Wilmington, County of New Castle. The name of its registered agent at such address is the Corporation Trust Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is [●] shares of capital stock, classified as (i) [●] shares of preferred stock, par value $0.01 per share (Preferred Stock), and (ii) [●] shares of common stock, par value $0.01 per share (Common Stock).

The designations and the powers, preferences, rights, qualifications, limitations and restrictions of Preferred Stock and Common Stock are as follows:

1. Provisions Relating to Preferred Stock.

a. Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such designations and powers, preferences, and rights, and qualifications, limitations, and restrictions thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereafter prescribed (a Preferred Stock Designation).

b. Authority is hereby expressly granted to and vested in the Board of Directors to authorize the issuance of Preferred Stock from time to time in one or more series, and with respect to each series of Preferred Stock, to fix and state by the resolution or resolutions from time to time adopted providing for the issuance thereof the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to each series of Preferred Stock, including, but not limited to, the following:

i. whether or not the series is to have voting rights, full, special or limited, or is to be without voting rights, and whether or not such series is to be entitled to vote on one or more matters as a separate class either alone or together with the holders of one or more other classes or series of stock;

ii. the number of shares to constitute the series and the designations thereof;

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

iii. the preferences, and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to any series;

iv. whether or not any shares of any series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable in the form of cash, notes, securities or other property), and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

v. whether or not the shares of a series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the annual amount thereof, and the terms and provisions relative to the operation thereof;

vi. the dividend rate or rates, if any, whether dividends are payable in cash, stock of the Corporation or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

vii. the rights, if any, of the holders of any series upon the voluntary or involuntary liquidation, dissolution or winding up of, or upon any distribution of the assets of, the Corporation, and the preference, if any, to or the relation to, the rights of any other class or series upon the voluntary or involuntary liquidation, dissolution or winding up of, or upon any distribution of the assets of, the Corporation;

viii. whether or not any shares of any series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock, of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such conversion or exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

ix. such other powers, preferences, rights, qualifications, limitations and restrictions with respect to any series as the Board of Directors determines to be advisable.

c. The shares of each series of Preferred Stock may vary from the shares of any other series thereof in any or all of the foregoing respects. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing series by a resolution increasing the number of shares designated as such series from the authorized and unissued shares of Preferred Stock not designated for any other series. The Board of Directors may decrease the number of shares of Preferred Stock designated as any existing series to a number not less than the number of shares of such series then outstanding by a resolution decreasing the number of shares of Preferred Stock designated as such existing series, and the number of shares no longer designated as such series shall become authorized, unissued, and undesignated shares of Preferred Stock.

2. Provisions Relating to Common Stock.

a. Subject to the terms of the Stockholders Agreement dated [•], 201[•] among the Corporation, SCR-Sibelco NV (Sierra) and the Stockholders named therein (the Stockholders Agreement), the following provisions shall apply with respect to Common Stock:

i. Each share of Common Stock shall have identical rights and privileges in every respect. Common Stock shall be subject to the express terms of Preferred Stock and any series thereof. Except as may otherwise be provided in this A&R Certificate, in a Preferred Stock Designation or by applicable law, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the Stockholders, the holders of shares of Common Stock shall have the exclusive right to vote for the election of members of the Board of Directors (each such member, a Director) and for all other purposes, and the holders of Preferred Stock shall not be entitled to vote at or receive notice of any meeting of Stockholders. Each holder of Common Stock shall be entitled to notice of any Stockholders’ meeting in accordance with the Bylaws of the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Corporation (the Bylaws, as in effect at the time in question) and applicable law on all matters put to a vote of the Stockholders.

ii. Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this A&R Certificate (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this A&R Certificate (including any Preferred Stock Designation) or pursuant to the DGCL (or any successor provision thereto).

iii. Subject to the prior rights and preferences, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive ratably in proportion to the number of shares of Common Stock held by them such dividends and distributions (payable in cash, stock or otherwise), if any, as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor.

iv. Except as otherwise provided in a Preferred Stock Designation, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any class or series thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to the Stockholders, ratably in proportion to the number of shares of Common Stock held by them. Except as otherwise provided in a Preferred Stock Designation, a liquidation, dissolution or winding-up of the Corporation, as such terms are used in this Paragraph (d), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Corporation.

v. Except as otherwise provided in a Preferred Stock Designation, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of Common Stock or Preferred Stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either Common Stock or Preferred Stock voting separately as a class shall be required therefor.

3. General.

a. Subject to the foregoing provisions of this A&R Certificate, any then-existing Preferred Stock Designation and the Stockholders Agreement, the Corporation may issue shares of Preferred Stock and Common Stock from time to time for such consideration (not less than the par value thereof) as may be fixed by the Board of Directors, which is expressly authorized to fix the same in its sole and absolute discretion subject to the foregoing conditions. Shares so issued for which the consideration shall have been paid or delivered to the Corporation shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

b. Subject to the Stockholders Agreement, the Corporation shall have authority to create and issue rights and options entitling their holders to purchase shares of the Corporation’s capital stock of any class or series or other securities of the Corporation, and such rights and options shall be evidenced by instrument(s) approved by the Board of Directors. The Board of Directors shall be empowered to set the exercise price, duration, times for exercise, and other terms of such options or rights; provided, however, that the consideration to be received for any shares of capital stock subject thereto shall not be less than the par value thereof.

c. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

FIFTH. Subject to the Stockholders Agreement, the total number of Directors shall be determined from time to time by resolution of the Board of Directors. Each Director shall serve for a term of one year or until his or her earlier death, resignation or removal.

SIXTH. Prior to the earlier of (i) the close of business on the tenth business day following the date on which Sierra and its affiliates (as such term is used in the Stockholders Agreement) no longer beneficially own more than 50% of the outstanding shares of Common Stock and (ii) the close of business on the business day following public announcement by Sierra that Sierra has made an election that the “Trigger Date” has occurred (the earlier of (i) and (ii), the Trigger Date), any action required or permitted to be taken at any annual meeting or special meeting of the Stockholders may be taken without a meeting, without prior notice and without a vote of Stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On and after the Trigger Date, subject to the rights of holders of any series of Preferred Stock, any action required or permitted to be taken by the Stockholders must be taken at a duly held annual or special meeting of Stockholders and may not be taken by any consent in writing of such Stockholders.

SEVENTH. Special meetings of Stockholders may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of Directors which the Corporation would have if there were no vacancies; provided, however, that prior to the Trigger Date, special meetings of the Stockholders may also be called by the Secretary of the Corporation at the request of the holders of record of a majority of the outstanding shares of Common Stock. From and after the Trigger Date, and subject to the rights of holders of any series of Preferred Stock, the Stockholders do not have the power to call a special meeting of Stockholders.

EIGHTH. In furtherance of, and not in limitation of, the powers conferred by the DGCL, subject to the Stockholders Agreement, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws. The Bylaws shall not be adopted, altered, amended or repealed by the Stockholders (i) prior to the Trigger Date, except by the affirmative vote of holders of not less than a majority in voting power of the then-outstanding shares of Common Stock entitled to vote generally in the election of Directors (considered for this purpose as one class) or (ii) after the Trigger Date, except by the affirmative vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of Common Stock entitled to vote generally in the election of Directors (considered for this purpose as one class).

NINTH. Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and the Stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of the DGCL order a meeting of the creditors or class of creditors, and/or of the Stockholders or class of Stockholders, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the Stockholders or class of Stockholders, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the Stockholders or class of Stockholders, as the case may be, and also on the Corporation.

TENTH. No Director shall be liable to the Corporation or the Stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it now exists. In addition to the circumstances in which a Director is not personally liable as set forth in the preceding sentence, a Director shall not be liable to the fullest extent permitted by any amendment to the DGCL hereafter enacted that further limits the liability of a Director.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

The Corporation shall indemnify and advance expenses to each Director or Officer to the fullest extent permitted by the DGCL.

Any amendment, repeal or modification of this Article Tenth shall be prospective only and shall not affect any limitation on liability of a Director for acts or omissions occurring prior to the date of such amendment, repeal or modification.

ELEVENTH. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, the business opportunities that are from time to time presented to Sierra or any of its officers, directors, agents, members, affiliates and subsidiaries (other than the Corporation and its subsidiaries) (each, a Specified Party), or are business opportunities in which a Specified Party participates or desires to participate, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Specified Party shall have no duty to communicate or offer such business opportunity to the Corporation and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries or any stockholder, for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, by reason of the fact that such Specified Party pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries. Notwithstanding the foregoing, a Specified Party who is a Director and who is offered any business opportunity in his or her capacity as a Director or Officer (a Directed Opportunity) shall be obligated to communicate such Directed Opportunity to the Corporation; provided, however, that all of the protections of this Article Eleventh shall otherwise apply to the Specified Parties with respect to such Directed Opportunity, including, without limitation, the ability of the Specified Parties to pursue or acquire such Directed Opportunity or to direct such Directed Opportunity to another person.

Neither the amendment nor repeal of this Article Eleventh, nor the adoption of any provision of this A&R Certificate or the Bylaws, nor, to the fullest extent permitted by applicable law, any modification of law, shall eliminate, reduce or otherwise adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any paragraph of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Article Eleventh (including, without limitation, each such portion of any paragraph of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect the Directors, Officers, its employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

This Article Eleventh shall not limit any protections or defenses available to, or indemnification or advancement rights of, any Director or Officer under this A&R Certificate, the Bylaws or applicable law. Any person or entity purchasing or otherwise acquiring any interest in any securities of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article Eleventh.

TWELFTH. The Corporation elects not to be governed by, and shall not be subject to the provisions of, Section 203 of the DGCL, as now in effect or hereafter amended, or any successor statute thereto, as permitted under and pursuant to subsection (b)(3) thereof.

THIRTEENTH. The Corporation shall have the right, subject to any express provisions or restrictions contained in this A&R Certificate, the Bylaws or the Stockholders Agreement, from time to time, to amend this A&R

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Certificate or any provision hereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a Director or Stockholder by this A&R Certificate or any amendment hereof are subject to such right of the Corporation.

FOURTEENTH. Notwithstanding any other provision of this A&R Certificate or the Bylaws (and in addition to any other vote that may be required by law, this A&R Certificate, the Bylaws or the Stockholders Agreement), following the Trigger Date, the affirmative vote of the holders of at least 75% in voting power of the outstanding shares of Common Stock entitled to vote generally in the election of Directors (voting together as one class) shall be required to amend, alter or repeal ARTICLES FIFTH, SIXTH, SEVENTH, EIGHTH, ELEVENTH and FOURTEENTH of this A&R Certificate or to adopt any provision inconsistent therewith.

FIFTEENTH. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, Officer, employee or agent of the Corporation to the Corporation or the Stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this A&R Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Fifteenth.

[Remainder of Page Intentionally Left Blank]

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

IN WITNESS WHEREOF, the undersigned has executed this A&R Certificate as of this [●] day of [●], 201[●].

UNIMIN CORPORATION

By:
Name:
Title:

[Signature Page to Second Amended and Restated Certificate of Incorporation]

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Annex D

AMENDED AND RESTATED BYLAWS

OF

UNIMIN CORPORATION

Incorporated under the Laws of the State of Delaware

ARTICLE 1

OFFICES AND RECORDS

1.1 Registered Office. The registered office of Unimin Corporation (the Corporation) in the State of Delaware shall be located at 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation’s registered agent at such address is The Corporation Trust Company. The registered office and registered agent of the Corporation may be changed from time to time by the board of directors of the Corporation (the Board) in the manner provided by law.

1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board may designate or as the business of the Corporation may from time to time require.

1.3 Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board.

ARTICLE 2

STOCKHOLDERS

2.1 Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such place, if any, either within or without the State of Delaware, and time as may be fixed by resolution of the Board, unless, subject to the Corporation’s Amended and Restated Certificate of Incorporation as it may be further amended and restated from time to time (the Certificate of Incorporation), the stockholders have acted by written consent as permitted by the Delaware General Corporation Law, or any successor provisions thereto (DGCL). Any proper business may be transacted at the annual meeting. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.

2.2 Special Meeting. Special meetings of stockholders may be called in the manner provided in the Certificate of Incorporation. The Board may postpone, reschedule or cancel any special meeting of the stockholders previously scheduled by the Board.

2.3 Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(c) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board, (i) when no prior action of the Board is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

2.4 Stock List. A complete list of stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in the name of such stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network, provided that the information required to gain access to the list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. The stock list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of the stockholders.

2.5 Place of Meeting. The Board shall designate the place of meeting for any annual meeting or for any special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal executive offices of the Corporation. The Board, acting in its sole discretion, may establish guidelines and procedures in accordance with applicable provisions of the DGCL and any other applicable law for the participation by stockholders and proxyholders in a meeting of stockholders by means of remote communications, and may determine that any meeting of stockholders will not be held at any place but will be held solely by means of remote communication. Stockholders and proxyholders complying with such procedures and guidelines and otherwise entitled to vote at a meeting of stockholders shall be deemed present in person and entitled to vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication.

2.6 Notice of Meeting. Whenever stockholders are required or permitted to take any action at a meeting, notice of the meeting, stating the place, day and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice shall be given not less than ten (10) days nor more than 60 days before the date of the meeting, in a manner pursuant to Section 7.7 hereof, to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

appears on books of the Corporation. The Corporation may provide stockholders with notice of a meeting by electronic transmission in accordance with applicable law.

2.7 Quorum and Adjournment of Meetings. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the outstanding shares of the Corporation entitled to vote at the meeting (the Voting Stock), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. Where a separate vote by a class or series (or classes or series) of stock is required, the holders of a majority of the outstanding shares of such class or series (or classes or series), represented in person or by proxy, shall constitute a quorum of such class or series with respect to the vote on that matter. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted by quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in fiduciary capacity. The chairman of the meeting or the holders of a majority in voting power of the shares so represented at a meeting may adjourn the meeting from time to time, whether or not there is such a quorum. When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than thirty (30) days, a notice shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to receive notice of the adjourned meeting the same or an earlier date as that fixed for determination of stockholders of record entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date so fixed for notice of such adjourned meeting. At the adjournment meeting, the Corporation may transact any business which might have been transacted at the original meeting. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.8 Proxies. At all meetings of stockholders, each stockholder entitled to vote at a meeting may authorize another person to act for such stockholder by proxy given in any manner permitted by law. Any copy, facsimile transmission or other reliable reproduction of the writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission. No proxy may be voted or acted upon after the expiration of three (3) years from the date of such proxy, unless such proxy provides for a longer period. Every proxy is revocable at the pleasure of the stockholder executing it unless the proxy states that it is irrevocable and applicable law makes it irrevocable. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by filing another duly executed proxy bearing a later date with the Secretary.

2.9 Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board (or any committee thereof) or (C) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in these Bylaws and at the time of the annual meeting, (2) is entitled to vote at the meeting and (3) subject to Section 2.9(c)(v), complies with the notice procedures set forth in these Bylaws as to such business or nomination. Clause (i)(C) of this Section 2.9(a)(i) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and included in the Corporation’s notice of meeting) before an annual meeting of the stockholders.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(ii) Without qualification, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.9(a)(i)(C) of these Bylaws, the stockholder must have given timely notice thereof in writing to the Secretary and such other business must otherwise be a proper matter for stockholder action under the DGCL. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock are first publicly traded, be deemed to have occurred on [•]); provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. To be in proper form, a stockholder’s notice (whether given pursuant to this Section 2.9(a)(ii) or Section 2.9(a)(iii)) to the Secretary must:

(A) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, (2) (a) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (b) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a Derivative Instrument) directly or indirectly owned beneficially by such stockholder and such beneficial owner, if any, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation directly or indirectly owned by such stockholder and such beneficial owner, if any, (c) a description of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder and such beneficial owner, if any, has a right to vote any shares of any security of the Company, (d) any short interest in any security of the Company (for purposes of these Bylaws a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security) directly or indirectly owned by such stockholder and such beneficial owner, if any, (e) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder and such beneficial owner, if any, that are separated or separable from the underlying shares of the Corporation, (f) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder and such beneficial owner, if any, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (g) any performance-related fees (other than an asset-based fee) that such stockholder and such beneficial owner, if any, is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s and such beneficial owner’s, if any, immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date), (3) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (4) a representation that the stockholder was a holder of record of stock of the Corporation entitled to vote at

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting, and (5) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (a) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination. If requested by the Corporation, the information required under clauses (1) and (2) of the preceding sentence of this Section 2.9(a)(ii)(A) shall be supplemented by such stockholder and any such beneficial owner not later than ten (10) days after the record date for notice of the meeting to disclose such information as of such record date;

(B) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, set forth (1) a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (2) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(C) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board (1) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (2) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(D) with respect to each nominee for election or reelection to the Board, include a completed and signed questionnaire, representation and agreement required by Section 2.9(a)(v) of these Bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(iii) Notwithstanding anything in the second sentence of Section 2.9(a)(ii) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board is increased effective after the time period for which nominations would otherwise be due under Section 2.9(a)(ii) of these Bylaws and there is no public announcement by the Corporation naming the nominees for additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by these Bylaws shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(iv) The foregoing notice requirements of this Section 2.9(a) shall be deemed satisfied by a stockholder with respect to business other than a nomination if such stockholder has notified the Corporation of

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his or her intention to present a proposal at an annual meeting in compliance with the applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.

(v) To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.9(a)(ii) of these Bylaws for persons nominated for election or reelection pursuant to Section 2.9(a)(i)(C) of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement (other than the Stockholders Agreement dated [●], 201[●], among the Corporation, SCR-Sibelco N.V. (Sierra) and the stockholders named therein (the Stockholders Agreement))), arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a Voting Commitment) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(b) Special Meetings of Stockholders.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to a notice of meeting (i) by or at the direction of the Board, any committee thereof, or stockholders (if stockholders are permitted to call a special meeting of stockholders pursuant to Section 2.2 of these Bylaws) or (ii) provided, that the Board or stockholders (if stockholders are permitted to call a special meeting of stockholders pursuant to Section 2.2 of these Bylaws) has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (A) is a stockholder of record at the time of giving of notice provided for in these Bylaws and at the time of the special meeting, (B) is entitled to vote at the meeting, and (C) subject to Section 2.9(c)(v) complies with the notice procedures set forth in these Bylaws. In the event a special meeting of stockholders is called for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 2.9(a)(ii) of these Bylaws with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 2.9(a)(v) of these Bylaws) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting and the 10th day following the day on which public announcement is first made by the Corporation of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c) General.

(i) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible to serve as directors, and only such business shall be conducted at a meeting of

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stockholders as shall have been brought before the meeting in accordance with the procedures set forth in these Bylaws. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 2.9(a)(ii)(A)(5) of these Bylaws) and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall be disregarded.

(ii) For purposes of these Bylaws, public announcement shall mean disclosure in a press release reported by Dow Jones News Service, the Associated Press, or any other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(iii) Notwithstanding the foregoing provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 2.9(a)(i)(C) or Section 2.9(b) of these Bylaws. Nothing in these Bylaws shall be deemed to affect any rights (A) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (B) of the holders of any series of preferred stock of the Corporation (Preferred Stock) if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws.

(iv) Notwithstanding the foregoing provisions of this Section 2.9, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.9, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(v) Notwithstanding anything to the contrary contained in this Section 2.9, prior to the Trigger Date (as defined in the Certificate of Incorporation), Sierra shall not be subject to the notice procedures set forth in paragraphs (a) or (b) of this Section 2.9 with respect to any annual or special meeting of stockholders.

2.10 Conduct of Business. The Chairman of the Board, or if he or she is not present, the Chairman’s designee, shall conduct the meetings of stockholders. The Secretary, if present, shall act as secretary of such meetings, or if he or she is not present, then a secretary shall be appointed by the chairman of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman of the meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman of the meeting, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting of stockholders to stockholders of record entitled to vote at the meeting, their duly authorized and constituted proxies and such other persons as the chairman of the meeting or the Board shall determine, (d) restrictions on entry to the meeting after the time fixed

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for commencement thereof, and (e) limitations on the amount of time allotted to questions or comments by participants. Should any person in attendance become unruly or obstruct the meeting proceedings, the chairman of the meeting shall have the power to have such person removed from the meeting. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Article 2. The chairman of the meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that any proposed item of business was not brought before the meeting in accordance with the provisions of this Article 2 and shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Procedure for Election of Directors; Required Vote. Subject to the requirements of the Certificate of Incorporation, the Stockholders Agreement and the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, at any meeting of stockholders at which directors are to be elected, so long as a quorum is present, the directors shall be elected by a plurality of the votes validly cast in such election. Except as otherwise provided by law, the rules and regulations of any stock exchange applicable to the Corporation, any regulation applicable to the Corporation and its securities, the Certificate of Incorporation, or these Bylaws, in all matters other than the election of directors and certain non-binding advisory votes described below, the affirmative vote of the holders of a majority in power voting of the shares of stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders. With respect to any non-binding advisory matter as to which there are more than two possible vote choices, a plurality of the votes validly cast shall be the recommendation of the stockholders. Unless otherwise provided in the Certificate of Incorporation, cumulative voting for the election of directors shall be prohibited

2.12 Inspectors of Elections; Opening and Closing the Polls. The Board by resolution may, and when required by law, shall, appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meeting of stockholders or any adjournment thereof and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders and the appointment of an inspector is required by law, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

ARTICLE 3

BOARD OF DIRECTORS

3.1 General Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. The directors shall act only as a Board, and the individual directors shall have no power as such.

3.2 Number, Tenure and Qualifications. The initial number of directors will be eleven (11). Subject to the terms of the Certificate of Incorporation, the Stockholders Agreement and to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time pursuant to a resolution adopted by a majority of the Board.

3.3 Regular Meetings. Regular meetings of the Board shall be held on such dates, and at such times and places, as are determined from time to time by resolution of the Board.

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3.4 Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, the Chief Executive Officer, or a majority of the Board then in office. The person or persons authorized to call special meetings of the Board may fix the place, date and time of the meetings. Any business may be conducted at a special meeting of the Board.

3.5 Notice of Special Meetings. Notice of any special meeting of the Board shall be given to each director by the person calling the meeting at least 24 hours prior to the meeting. Notice to directors may be given by telecopier, telephone or other means of electronic transmission.

3.6 Action by Consent of Board of Directors. Subject to the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, including by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

3.7 Conference Telephone Meetings. Members of the Board, or any committee thereof, may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

3.8 Quorum. Subject to Section 3.9, the whole number of directors equal to a majority of the Board shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

3.9 Vacancies. Subject to the Certificate of Incorporation, the Stockholders Agreement, applicable law, and the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board, or a sole remaining director, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Board shall shorten the term of any incumbent director.

3.10 Records. The Board shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

3.11 Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have authority to fix the compensation of directors, including fees and reimbursement of expenses. The Corporation will cause each non-employee director serving on the Board to be reimbursed for all reasonable out-of-pocket costs and expenses incurred by him or her in connection with such service.

3.12 Regulations. To the extent consistent with applicable law, the Certificate of Incorporation, the Stockholders Agreement and these Bylaws, the Board may adopt such rules and regulations for the conduct of meetings of the Board and for the management of the affairs and business of the Corporation as the Board may deem appropriate.

ARTICLE 4

COMMITTEES

4.1 Designation; Powers. The Board may designate one or more committees each committee to consist of one or more directors of the Corporation, including, if they shall so determine, an executive committee. Any such designated committee, to the extent permitted by law and the to the extent provided in the resolutions of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

and affairs of the Corporation. Any such designated committee may authorize the seal of the Corporation to be affixed to all papers which may require it.

4.2 Procedure; Meetings; Quorum. Any committee designated pursuant to Section 4.1 shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board when requested, and shall meet at such times and at such place or places as may be provided by the charter of such committee or by resolution of such committee or resolution of the Board. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and, at any meeting at which a quorum is present, the affirmative vote of a majority of the members present shall be the act of the committee. The Board shall adopt a charter for each committee for which a charter is required by applicable laws, regulations or stock exchange rules, may adopt a charter for any other committee, and may adopt other rules and regulations for the government of any committee not inconsistent with the provisions of these Bylaws or any such charter, and each committee may adopt its own rules and regulations of government, to the extent not inconsistent with these Bylaws or any charter or other rules and regulations adopted by the Board.

4.3 Substitution of Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of the absent or disqualified member.

ARTICLE 5

OFFICERS

5.1 Officers. The officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a Secretary, a Treasurer, and such other officers as the Board from time to time may deem proper. The Chairman of the Board shall be chosen from among the directors. All officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article 5. Such officers shall also have such powers and duties as from time to time may be conferred by the Board or by any committee thereof. The Board or any committee thereof may from time to time elect, or the Chairman of the Board or Chief Executive Officer may appoint, such other officers (including one or more Vice Presidents, Assistant Secretaries, and Assistant Treasurers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board or such committee or by the Chairman of the Board or Chief Executive Officer, as the case may be. For the avoidance of doubt, the term Vice President shall refer to any employee of the Corporation whose employment title is “Vice President” regardless of whether such employee was elected as a Vice President by the Board.

5.2 Term of Office. Each officer shall hold office until his successor shall have been duly elected or appointed and shall have qualified or until his death or until he shall resign, but any officer may be removed from office at any time by the affirmative vote of a majority of the Board or, except in the case of an officer or agent elected by the Board, by the Chairman of the Board or Chief Executive Officer. Such removal shall be without prejudice to the contractual rights, if any, of the person so removed. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his successor, his death, his resignation or his removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

5.3 Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board. The Chairman of the Board shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to his office which may be required by law and all such other duties as are properly required of him by the Board. He shall make reports to the Board and the stockholders, and shall see that all orders and resolutions of the Board and of any committee thereof are carried into effect. The Chairman of the Board may also serve as Chief Executive Officer, if so elected by the Board.

5.4 Chief Executive Officer. The Chief Executive Officer shall act in a general executive capacity and shall assist the Chairman of the Board in the administration and operation of the Corporation’s business and general

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

supervision of its policies and affairs. The Chief Executive Officer shall, in the absence of or because of the inability to act of the Chairman of the Board or the Chairman’s designee, perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board. The Chief Executive Officer shall have the authority to sign, in the name and on behalf of the Corporation, checks, orders, contracts, leases, notes, drafts and all other documents and instruments in connection with the business of the Corporation.

5.5 President. The President, if any, shall have such powers and shall perform such duties as shall be assigned to him by the Board.

5.6 Executive Vice Presidents and Vice Presidents. Each Executive Vice President and Vice President, if any, shall have such powers and shall perform such duties as shall be assigned to him by the Board.

5.7 Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board, or in such banks as may be designated as depositaries in the manner provided by resolution of the Board. He shall have such further powers and duties and shall be subject to such directions as may be granted or imposed upon him from time to time by the Board, the Chairman of the Board or the Chief Executive Officer.

5.8 Secretary. The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders and shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law. The Secretary shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal. The Secretary shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, the Chairman of the Board or the Chief Executive Officer.

5.9 Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board for the unexpired portion of the term at any meeting of the Board. Any vacancy in an office appointed by the Chairman of the Board or the Chief Executive Officer because of death, resignation, or removal may be filled by the Chairman of the Board or the Chief Executive Officer.

5.10 Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board, the Chief Executive Officer, or an attorney or agent appointed by the Chief Executive Officer, shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of security holders of or with respect to any action of security holders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE 6

STOCK CERTIFICATES AND TRANSFERS

6.1 Stock Certificates and Transfers. Shares of stock of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock may be uncertificated shares. The shares of the stock of the Corporation shall be entered in the books of the Corporation as they are issued and shall exhibit the holder’s name and number of shares. Subject to the provisions of the Certificate of Incorporation, the shares of the stock of the Corporation shall be transferred on the books of the Corporation, which may be maintained by a third party registrar or transfer agent, by the holder thereof in person or by his attorney, upon, in the case of certificated shares, surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require and, in the case of uncertificated shares, upon receipt of proper transfer

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

instructions from the registered holder of uncertificated shares and upon compliance with appropriate procedures for transferring shares in uncertificated form, at which time the Corporation shall issue a new certificate (or uncertificated share(s)) to the person entitled thereto, cancel the old certificate(s), if any, and record the transaction upon its books.

Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board or Vice Chairman of the Board, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue

6.2 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, destroyed or stolen, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.3 Ownership of Shares. The Corporation shall be entitled to treat the holder of record of any share or shares of capital stock of the Corporation as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

6.4 Regulations Regarding Certificates. Subject to applicable law, the Board shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration or the replacement of certificates for shares of capital stock of the Corporation. The Corporation may enter into additional agreements with stockholders to restrict the transfer of stock of the Corporation in any manner not prohibited by the DGCL.

ARTICLE 7

MISCELLANEOUS PROVISIONS

7.1 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year and may be changed by resolution of the Board.

7.2 Dividends. Except as otherwise provided by law or the Certificate of Incorporation, the Board may from time to time declare, and the Corporation may pay, dividends on its outstanding shares of capital stock, which dividends may be paid in either cash, property or shares of capital stock of the Corporation. A member of the Board, or a member of any committee designated by the Board shall be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

7.3 Seal. The corporate seal shall have enscribed thereon the words “Corporate Seal,” the year of incorporation and around the margin thereof the words “Unimin Corporation — Delaware.”

7.4 Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, including by electronic transmission, signed by the person or persons entitled to such notice, whether

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before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board or committee thereof need be specified in any waiver of notice of such meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and does not further participate in the meeting.

7.5 Resignation. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice, including by electronic transmission, of such resignation to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board or the stockholders to make any such resignation effective.

7.6 Indemnification.

(a) Scope

(i) Each person who was or is a party, is threatened to be made a party to or is involved in any Proceeding (other than a Proceeding by or in the right of the Corporation), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, or has agreed to become, a director or officer of a Subject Enterprise or by reason of any act or omission by such person in such capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all Expenses and liabilities which were suffered or reasonably incurred by such person in connection therewith, so long as such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. Such indemnification shall inure to the benefit of such person’s heirs, executors and administrators.

(ii) Each person who was or is a party or is threatened to be made a party to or is involved in any Proceeding brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, or has agreed to become, a director, officer, employee, agent or fiduciary of a Subject Enterprise, or by reason of any act or omission by such person in such capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all Expenses suffered or incurred by such person in connection therewith, so long as such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. Such indemnification shall inure to the benefit of such person’s heirs, executors and administrators.

(iii) Notwithstanding Section 7.6(a)(ii), no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Corporation in a final adjudication by a court of competent jurisdiction, unless and to the extent that the Court of Chancery of the State of Delaware, or the court in which such Proceeding shall have been brought or is pending, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification.

(iv) Notwithstanding Section 7.6(a)(i) and Section 7.6(a)(ii), except as provided in Section 7.6(c) or the last sentence of Section 7.6(d), the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person, including any Proceeding (or part thereof) initiated by such person against the Corporation or its directors, officers, employees or other indemnitees only if (i) such Proceeding (or part thereof) was authorized by the Board prior to its initiation or (ii) the

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Corporation, by action of its Board, provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law.

(v) The Corporation shall, to the fullest extent not prohibited by law, advance all Expenses incurred by a present or former director or officer in defending any Proceeding prior to the final disposition of such Proceeding upon written request of such person and delivery of an undertaking by such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. Such advances shall be paid by the Corporation within thirty (30) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time.

(b) The Corporation may, by action of its Board, provide indemnification and advancement of expenses to employees and agents of the Corporation, individually or as a group, within the same scope and effect as the indemnification of its directors and officers.

(c) To obtain indemnification or advancement of Expenses under these Bylaws, a claimant shall submit to the Corporation a written request, including documentation and information which is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification following the final disposition of such action, suit or proceeding. Upon written request by a claimant who is a current director and officer of the Corporation for indemnification pursuant to the first sentence of this paragraph (c), a determination by the Corporation, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (i) by a majority vote of the Disinterested Directors (as hereinafter defined), even though less than a quorum of the Board, (ii) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum, (iii) if there are no such Disinterested Directors, or, if such Disinterested Directors so direct, by Independent Counsel in a written opinion, or (iv) if so directed by the Board, by the stockholders of the Corporation. The Independent Counsel shall be selected by the Corporation; provided, however, that the claimant may, within ten (10) days after written notice of selection shall be given, deliver to the Corporation written objection to such selection, which may only be asserted on the grounds that the Independent Counsel does not meet the definition of Independent Counsel as defined by these Bylaws. Such determination of entitlement to indemnification shall be made not later than ninety (90) days after receipt by the Corporation of a written request for indemnification. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ten (10) days after such determination. In any proceeding brought to enforce the right of a person to receive indemnification to which such person is entitled under this Section 7.6, the person, persons or entity making such determination shall, to the fullest extent not prohibited by the DGCL or other applicable law and these Bylaws presume that such person is entitled to indemnification and the Corporation shall, to the fullest extent not prohibited by law, have the burden of proof to overcome that presumption. A prior determination by the Corporation (including the Board or any committee thereof, its independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct does not itself constitute evidence that the claimant has not met the applicable standard of conduct. In any proceeding brought to enforce a claim for advances to which a person is entitled under Section 7.6(a)(v), the person seeking an advance need only show that he or she has satisfied the requirements expressly set forth in Section 7.6(a)(v).

(d) If the Board or the Independent Counsel, as applicable, shall have failed to make a determination as to entitlement to indemnification within ninety (90) days after receipt by the Corporation of such request, such claimant shall be entitled to an adjudication by a court of such claimant’s option to such entitlement. Alternatively, such claimant, at his option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association. The termination of any Proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself: (i) create a presumption that the claimant did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal Proceeding, that the claimant had reasonable cause to believe that the claimant’s conduct was unlawful; or (ii) otherwise adversely affect the rights of the claimant to indemnification, except as may be provided herein. All Expenses incurred by such person in connection with successfully establishing such person’s right to

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indemnification or advancement of expenses under this Section 7.6, in whole or in part, shall also be indemnified by the Corporation to the fullest extent permitted by law.

(e) If a determination shall have been made pursuant to Section 7.6(c) of these Bylaws that the claimant is entitled to indemnification, the Corporation shall be bound by such determination and shall be precluded from asserting that such determination has not been made in any judicial Proceeding commenced pursuant to Section 7.6(d) of these Bylaws.

(f) The Corporation shall be precluded from asserting in any judicial Proceeding commenced pursuant to Section 7.6(d) of these Bylaws that the procedures and presumptions of these Bylaws are not valid, binding and enforceable and shall stipulate in such Proceeding that the Corporation is bound by all the provisions of these Bylaws.

(g) The right to indemnification and the payment of Expenses incurred in defending a Proceeding in advance of its final disposition conferred in these Bylaws shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise. No repeal or modification of these Bylaws shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

(h) If any provision or provisions of this Section 7.6 shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Section 7.6 (including, without limitation, each portion of any paragraph of this Section 7.6 containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Section 7.6 (including, without limitation, each such portion of any paragraph of this Section 7.6 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable. If this Section 7.6 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless (A) indemnify each director and officer of the Corporation as to Expenses and liabilities paid in settlement with respect to any Proceeding, including an action by or in the right of the Corporation, and (B) advance Expenses to each director or officer of the Corporation entitled to advancement of expenses under Section 7.6(a)(v) in accordance therewith, in each case, to the fullest extent permitted by any applicable portion of this Section 7.6 that shall not have been invalidated and to the fullest extent permitted by applicable law.

(i) For purposes of this Section 7.6:

(A) Disinterested Director means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought.

(B) Expenses means all reasonable costs, expenses, fees and charges, including, without limitation, attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with the prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding. Expenses also shall include, without limitation, (1) expenses incurred in connection with any appeal resulting from, incurred by the claimant in connection with, arising out of, or in respect of or relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent, (2) expenses incurred by the claimant in connection with interpretation, enforcement or defense of such claimant’s rights, by litigation or otherwise, (3) any federal, state, local or foreign taxes imposed on the claimant as a result of the actual or deemed receipt of any payments under these Bylaws, and (4) any interest, assessments or other changes in respect of the foregoing.

(C) Independent Counsel means a law firm of at least 50 attorneys or a member of a law firm of at least 50 attorneys that is experienced in matters of corporate law and that neither is presently nor in the past five years has been retained to represent (1) the Corporation or the claimant or any affiliate thereof in any matter material to either such party or (2) any other party to the Proceeding giving rise to a claim for indemnification

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hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s right to indemnification under these Bylaws.

(D) Officer means the Chairman of the Board, Chief Executive Officer, Secretary, Treasurer, any Vice President (as defined in Section 5.1), any other officer elected by the Board, and such other officers as are determined to be entitled to indemnification by resolution of the Board.

(E) Person means any individual, corporation, partnership, limited partnership, limited liability company, trust, governmental agency or body or any other legal entity.

(F) Proceeding means any threatened, pending or completed action, claim, suit, arbitration, alternate dispute resolution mechanism, form or informal hearing, inquiry or investigation, litigation, administrative hearing or any other actual, threatened or completed judicial, administrative or arbitration proceeding (including, without limitation, any such proceeding under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other federal law, state law, statute or regulation), whether of a civil, criminal, administrative or investigative nature.

(G) Subject Enterprise means the Corporation or any of the Corporation’s direct or indirect wholly-owned subsidiaries or any other entity, including, but not limited to, another corporation, partnership, limited liability company, employee benefit plan, joint venture, trust or other enterprise for which a person is or was serving as a director, officer, employee, agent or fiduciary at the request of the Corporation.

(j) Any Person entitled to indemnification and/or advancement of expenses, in each case pursuant to this Section 7.6 (an Indemnitee) may have certain rights to indemnification, advancement and/or insurance provided by one or more Persons with whom or which Indemnitee may be associated (including Sierra). The Corporation hereby acknowledges and agrees that (i) the Corporation shall be the indemnitor of first resort with respect to any Proceeding, Expense, liability or matter that is the subject of this Section 7.6, (ii) the Corporation shall be primarily liable for all such obligations and any indemnification afforded to an Indemnitee in respect of any Proceeding, Expense, liability or matter that is the subject of this Section 7.6, whether created by law, organizational or constituent documents, contract or otherwise, (iii) any obligation of any other Persons with whom or which an Indemnitee may be associated (including Sierra) to indemnify such Indemnitee and/or advance Expenses or liabilities to such Indemnitee in respect of any Proceeding shall be secondary to the obligations of the Corporation hereunder, (iv) the Corporation shall be required to indemnify each Indemnitee and advance Expenses to each Indemnitee hereunder to the fullest extent provided herein without regard to any rights such Indemnitee may have against any other Person with whom or which such Indemnitee may be associated (including Sierra) or insurer of any such Person, and (v) the Corporation irrevocably waives, relinquishes and releases to the fullest extent permitted by law any other Person with whom or which an Indemnitee may be associated (including Sierra) from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by the Corporation hereunder.

7.7 Notices. Except as otherwise specifically provided herein or permitted by law, all notices to any stockholder or director shall be in writing and delivered personally or mailed to the stockholders and directors, by depositing such notice in the mails, postage paid, or by sending such notice by commercial courier service, or by facsimile or other electronic transmission, provided that notice to stockholders by electronic transmission shall be given in the manner provided in Section 232 of the DGCL. Any such notice shall be addressed to such stockholder or director at his or her last known address as the same appears on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively, notice to any stockholder shall be deemed given: (i) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; (iv) if by any other form of electronic transmission, when directed to the stockholder; and (v) if by mail,

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when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

7.8 Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws and subject to applicable law, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof.

7.9 Time Periods. Except as otherwise provided by law, in applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

7.10 Reliance Upon Books, Reports and Records. Each director and each member of any committee designated by the Board shall, in the performance of his duties, be fully protected in relying in good faith upon the records of the Corporation and upon information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees designated by the Board, or by any other person as to the matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE 8

AMENDMENTS

8.1 Amendments.

(a) Subject to the Certificate of Incorporation and the Stockholders Agreement the Board is expressly authorized to adopt, amend or repeal these Bylaws. These Bylaws shall not be adopted, altered, amended or repealed by the stockholders (i) prior to the Trigger Date (as defined in the Certificate of Incorporation), except by the affirmative vote of holders of not less than a majority in voting power of the then-outstanding shares of Common Stock entitled to vote generally in the election of directors (considered for this purpose as one class) or (ii) on and after the Trigger Date, except by the affirmative vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of Common Stock entitled to vote generally in the election of directors (considered for this purpose as one class).

(b) Notwithstanding anything to the contrary set forth herein, neither Section 3.9 of these Bylaws nor this Section 8.1 shall be amended, altered or repealed by the Board, and no provision of these Bylaws inconsistent therewith shall be adopted by the Board, without (in addition to any other vote required by the Certificate of Incorporation, these Bylaws or applicable law) (i) prior to the Trigger Date, the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon and (ii) on and after the Trigger Date, at any regular or special meeting of the stockholders upon the affirmative vote of the holders of a majority in voting power of at least 66 2/3% of the outstanding shares of stock of the Corporation entitled to vote thereon.

(c) Notwithstanding the foregoing, no amendment, alteration or repeal of Section 7.6 shall adversely affect any right or protection existing under these Bylaws immediately prior to such amendment, alteration or repeal, including any right or protection of a present or former director or officer thereunder in respect of any act or omission occurring prior to the time of such amendment.

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Annex E

General Corporation Law of the State of Delaware, Section 262

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall

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apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later

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of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series

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Pursuant to 17 C.F.R. Section 200.83

eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNIMIN CORPORATION AND SUBSIDIARIES

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of the Unimin Corporation

We have audited the accompanying consolidated balance sheet of Unimin Corporation and subsidiaries as of December 31, 2016, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unimin Corporation and subsidiaries at December 31, 2016, and the consolidated results of its operations and its cash flows for each of the two years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Stamford, Connecticut

January 19, 2018

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except share data)

December 31, 2016
Assets
Current assets
Cash and cash equivalents	$183,361
Accounts receivable, net of allowance for doubtful accounts	186,570
Inventories, net	97,069
Other receivables	35,236
Prepaid expenses and other current assets	15,768

Total current assets	518,004
Property, plant and equipment, net	1,228,838
Intangible assets, net	30,106
Goodwill	53,512
Deferred tax assets, net	5,954
Other assets	2,685

Total assets	$1,839,099

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$73,589
Current portion of long-term debt	233
Accrued expenses and other current liabilities	92,655

Total current liabilities	166,477
Long-term debt	367,203
Employee benefit obligations	87,775
Deferred tax liabilities, net	114,774
Other liabilities	32,452

Total non-current liabilities	602,204

Commitments and contingencies (Note 15)
Shareholders’ Equity
Common Stock: $1 par value, 2,000,000 authorized shares Shares outstanding: 1,776,666 at December 31, 2016	1,777
Additional paid-in capital	43,941
Accumulated other comprehensive loss, net	(118,499)
Treasury Stock, 432,952 shares	(610,632)
Retained earnings	1,753,831

Total shareholders’ equity	1,070,418

Total liabilities and shareholders’ equity	$1,839,099

The accompanying notes are an integral part of the consolidated financial statements.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

(In thousands, except share and per share data)

	Year ended December 31,
	2016	2015
Revenue	$1,093,476	$1,472,903
Cost of goods sold (excluding depreciation, depletion and amortization)	826,945	1,127,794

Operating expenses:
Selling, general and administrative expenses	112,715	118,514
Depreciation, depletion and amortization expense	116,259	126,294
Goodwill and other asset impairments	9,634	150,038
Other operating expense, net	8,471	27,131

Income (loss) from operations	19,452	(76,868)

Interest expense, net	23,999	36,187
Equity in (earnings) of investee companies	(1,022)	(4,970)
Other expense, net	12,923	—

Total other expenses, net	35,900	31,217

Loss before benefit for income taxes	(16,448)	(108,085)
Income tax benefit	(20,113)	(35,727)

Net income (loss)	$3,665	$(72,358)

Net income (loss) per share:
Basic and diluted	$2.73	$(53.84)

Weighted average shares outstanding:
Basic and diluted	1,344	1,344

The accompanying notes are an integral part of the consolidated financial statements.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year ended December 31,
	2016	2015
Net income (loss)	$3,665	$(72,358)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,100	(22,623)
Employee benefit obligations	5,823	96

Total other comprehensive income (loss), before tax	7,923	(22,527)
Provision for income taxes related to items of other comprehensive income (loss)	(2,239)	—
Total other comprehensive income (loss), net of tax	5,684	(22,527)

Comprehensive income (loss)	$9,349	$(94,885)

The accompanying notes are an integral part of the consolidated financial statements.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss, Net	Retained Earnings	Treasury Shares		Total Shareholders’ Equity
	Shares	Amount				Shares	Amount
Balance at December 31, 2014	1,343,714	$1,777	$37,856	$(101,656)	$1,872,524	432,952	$(610,632)	$1,199,869
Net loss	—	—	—	—	(72,358)	—	—	(72,358)
Other comprehensive loss	—	—	—	(22,527)	—	—	—	(22,527)

Balance, December 31, 2015	1,343,714	$1,777	$37,856	$(124,183)	$1,800,166	432,952	$(610,632)	$1,104,984

Net income	—	—	—	—	3,665	—	—	3,665
Dividends declared	—	—	—	—	(50,000)	—	—	(50,000)
Other comprehensive income	—	—	—	5,684	—	—	—	5,684
Transfers of Unimin Brazil to a Sibelco subsidiary	—	—	6,085	—	—	—	—	6,085

Balance, December 31, 2016	1,343,714	$1,777	$43,941	$(118,499)	$1,753,831	432,952	$(610,632)	$1,070,418

The accompanying notes are an integral part of the consolidated financial statements.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,
	2016	2015
Cash flows from operating activities:
Net income (loss)	$3,665	$(72,358)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	116,259	126,294
Impairment of fixed assets, goodwill and other intangibles	9,634	150,038
Equity (earnings) in investee companies	(1,022)	(4,970)
Loss on sale of subsidiary	12,923	—
Deferred income taxes	(18,528)	(55,152)
Other, net	3,182	(86)
Changes in operating assets and liabilities:
Accounts receivable	(39,117)	110,141
Inventories	7,832	7,278
Prepaid expenses and other assets	(10,888)	(14,885)
Accounts payable	(2,062)	(17,381)
Accrued expenses	11,345	18,555

Net cash provided by operating activities	93,223	247,474

Cash flows from investing activities:
Capital expenditures and stripping costs	(73,516)	(230,608)
Proceeds from sale of property, plant and equipment	23	2,001
Other, net	2,239	4,015

Net cash used in investing activities	(71,254)	(224,592)

Cash flows from financing activities:
Borrowings under debt	12,725	67,200
Principal payments on debt	(210,331)	(147,492)
Other, net	—	(689)

Net cash used in financing activities	(197,606)	(80,981)

Effect of exchange rate changes on cash and cash equivalents	(480)	(187)
Net decrease in cash and cash equivalents	(176,117)	(58,286)
Cash and cash equivalents at beginning of year	359,478	417,764

Cash and cash equivalents at end of year	$183,361	$359,478

Supplementary disclosure of cash flow information:
Cash paid (received) during the year for:
Interest	$23,040	$34,557
Income taxes	$5,206	$(28,533)

The accompanying notes are an integral part of the consolidated financial statements.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

1.	Business and Summary of Significant Accounting Policies

Nature of Operations

Unimin Corporation and Subsidiaries (“Unimin” or the “Company”) is domiciled in the United States of America and is a wholly owned subsidiary of SCR-Sibelco N.V. (“Sibelco” or “Parent”), headquartered in Antwerp, Belgium. The Company is an application-focused minerals company providing materials solutions to its customers drawing from a diversified product portfolio with over 28 million tons of productive capacity. Unimin produces a wide range of specialized silica sand, feldspar, nepheline syenite, calcium carbonate, clay, kaolin, lime and limestone products for use in the energy, industrial and electronics end markets in North America and around the world. Its 38 active production facilities span the United States, Mexico and Canada.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and reflect all adjustments, consisting of normal recurring adjustments, which management believes are necessary to fairly present the Consolidated Balance Sheet as of December 31, 2016, and the Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders’ Equity and Cash Flows for the years ended December 31, 2016 and 2015.

Principles of Consolidation

The accompanying consolidated financial statements of the Company comprise the Company and entities in which the Company has a controlling financial interest (“subsidiaries”). All intercompany balances and transactions have been eliminated in consolidation.

The equity method of accounting is applied to equity interests held by the Company for which the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the entity. The Company accounts for investments in limited partnerships under the equity method.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to; reclamation and closure obligations; estimates of allowance for doubtful accounts; estimates of fair value for reporting units and asset impairments (including impairments of goodwill and other long-lived assets); write-downs of inventory to net realizable value; post-employment, post-retirement and other employee benefit liabilities; valuation allowances for deferred tax assets; and reserves for contingencies and litigation. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of liquid investments with original maturities of three months or less.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

The Company’s cash and cash equivalents are held on deposit in accounts that are shared with the Parent at financial institutions. The cash and cash equivalents are available to the Company on demand without restriction, prior notice or penalty.

Fair Value Measurements

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions. The three-tiered hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities at fair value are classified and disclosed in one of the following three categories:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and other current liabilities and debt. At December 31, 2016, the fair value of financial instruments approximated their book value except for debt. The fair value of debt is included in Note 9.

Revenue Recognition

The Company derives its revenue by mining and processing minerals that its customers purchase for various uses. The Company’s sales are primarily a function of the price per ton and the number of tons sold. The amount invoiced reflects product, transportation storage, and transloading the product from railcars to trucks, as applicable.

Revenue is recognized when delivery of products has occurred, the selling price is fixed or determinable, collectability is reasonably assured, and title and risk of loss have transferred to the customer. This generally occurs when products leave a distribution terminal or, in the case of direct shipments, when products leave a production facility. Transportation costs to move product from a production facility to a storage terminal are borne by the Company and capitalized into the cost of inventory. These costs are included in the cost of goods sold as the product is sold.

Accounts Receivables

Trade accounts receivables are stated at the amount management expects to collect and do not bear interest. Accounts receivable are net of allowance for doubtful accounts of $2.6 million at December 31, 2016.

Allowance for Doubtful Accounts

The collectability of all outstanding receivables is reviewed and evaluated by management. This review includes consideration for the risk profile of the receivables, customer credit quality and certain indicators such as the aging of past-due amounts and general economic conditions. If it is determined that a receivable balance will not likely be recovered, an allowance for such outstanding receivable balance is established.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

Changes in our allowance for doubtful accounts during the years ended December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Balance as of January 1	$7,184	$3,844
Bad debt provision	(2,779)	3,538
Write-offs and recoveries	(1,287)	—
Transfer out for Unimin Brazil	(449)	—
Currency translation	(24)	(198)

Balance as of December 31	$2,645	$7,184

Inventories

The cost of inventories is based on the weighted average principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing inventories to their existing location and condition. In the case of finished goods and work-in-process, cost includes an appropriate share of production overhead.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling costs. Inventories are written down to net realizable value when the cost of the inventories exceeds that value.

Spare parts that are regularly replaced and consumables are stated at cost less any provision for obsolescence.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost less accumulated depreciation, depletion and impairment losses (if any). Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the present value of the costs of dismantling and removing the items and restoring the site on which they are located.

Where components of a large item have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within Other operating expense, net in the Consolidated Statements of Income (Loss).

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

Property, plant and equipment are depreciated from the date that they are installed and are ready for use, or with respect to internally constructed assets, from the date that the asset is completed and ready for use. Mineral properties are depleted using the units-of-production method. Under this method, the depletable base includes proven (both developed and undeveloped) and probable reserves. Mining development costs are amortized on the units of production method. Initial stripping costs of new mines and stripping outside the pit limits of existing mines, are amortized on a units of production method. The estimated service lives of property, plant and equipment are principally as follows:

Land improvements	15-30 years
Mineral rights properties	15-20 years
Machinery and equipment	5-25 years
Buildings and improvements	15-30 years
Railroad equipment	10-25 years
Furniture, fixtures and other	3-10 years

Depreciation and depletion expense was $113.5 million and $118.5 million in the years ended December 31, 2016 and 2015, respectively.

Refer to “Impairment of Long-Lived Assets” below for the Company’s policy for assessing property, plant and equipment for impairment.

Goodwill

The Company evaluates goodwill for impairment on an annual basis as of October 31, or more frequently if management believes indicators of impairment exist.

In testing goodwill for impairment, the Company has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. When performing a qualitative assessment, the Company evaluates qualitative factors such as economic performance, industry conditions, and other factors to determine if it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. If the Company determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the Company is not required to perform any additional tests in assessing goodwill for impairment. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment test. The first step of the two-step impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an indication of goodwill impairment exists, which requires that the second step of the impairment test be performed. The second step of the two-step impairment test is to measure the amount of the impairment loss, if any, by determining the implied fair value of goodwill, and comparing the implied fair value of goodwill with the carrying amount of the goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to the excess. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to purchase accounting, and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The evaluation of goodwill for possible impairment includes estimating fair value using one or a combination of valuation techniques, such as discounted cash flows or comparable companies’ earnings multiples or transactions. These valuations require the Company to make estimates and assumptions regarding

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

future operating results, cash flows, changes in working capital and capital expenditures, selling prices, profitability, and the cost of capital. Although the Company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce a materially different result.

Impairment of Long-Lived Assets

Long-lived assets comprise the Company’s property, plant and equipment as well as its definite-lived intangible assets.

The Company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived asset groups may not be recoverable. If such circumstances are determined to exist, an estimate of future cash flows produced by the long-lived asset group is compared to the carrying value to determine whether an impairment exists. An asset group is established by identifying the lowest level of cash flows generated by the asset or group of assets that are largely independent of the cash flow of other assets. If an asset group is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

Factors the Company generally considers important in its evaluation and that could trigger an impairment review of the carrying value of long-lived asset groups include expected operating trends, significant changes in the way assets are used, underutilization of its tangible assets, discontinuance of certain products by the Company or by its customers, a decrease in estimated mineral reserves and significant negative industry or economic trends.

The evaluation of long-lived asset groupings includes estimating fair value using one or a combination of valuation techniques, such as discounted cash flows or based on comparable companies or transactions. These valuations require the Company to make estimates and assumptions regarding future operating results, cash flows, changes in working capital and capital expenditures, selling prices, profitability and the cost of capital. These judgments are particularly difficult given the recent industry environment and, although the Company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce a materially different result.

Foreign Currency Translation

The financial statements of subsidiaries with a functional currency other than the reporting currency are translated into U.S. dollars using month-end exchange rates for assets and liabilities and average monthly exchange rates for income and expenses. Any translation adjustments are recorded in other comprehensive income (loss) within shareholders’ equity. Foreign currency exchange gains or losses that arise from currency exchange rate changes on transactions denominated in currencies other than the functional currency are recorded in the Consolidated Statements of Income (Loss), as applicable.

Concentration of Labor

Approximately 38% of the Company’s labor force is covered under twenty-six union agreements in the United States, Canada and Mexico. These agreements are renegotiated when their terms expire. There are four agreements that are due to be renegotiated in 2018 for the U.S. and Canada. There are ten agreements in Mexico that are renegotiated annually.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

Concentration of Credit Risk

At December 31, 2016, the Company had one customer whose accounts receivable balance exceeded 10% of total accounts receivable. Approximately, 14% of the accounts receivable balance at December 31, 2016 were from this customer.

Income Taxes

Deferred taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. The Company assesses the realizability of deferred tax assets by considering all available positive and negative evidence such as, but not limited to cumulative three year losses before income taxes (if any), forecasted future results, statutory carryforward periods, nature of temporary differences and the timing of their reversal. Changes in enacted tax laws, audits in various jurisdictions, settlements, or acquisitions could negatively impact the Company’s ability to fully realize all of the benefits of its remaining net deferred tax assets. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more-likely-than-not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income. The Company assesses the applicability and amount of a valuation allowance each period and a resulting change in valuation allowance would be included in the provision in the period of change. The Company calculates its current and deferred tax position based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified. Deferred tax assets and liabilities are classified as noncurrent on the consolidated balance sheet.

Tax benefits from an uncertain tax position are only recognized if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Interest and penalties related to unrecognized tax benefits are recorded as incurred as a component of income tax expense (benefit).

Asset Retirement Obligation

The Company estimates the future cost of dismantling, restoring, and reclaiming operating excavation sites and related facilities in accordance with federal, state, and local regulatory requirements. The Company records the initial estimated present value of these costs as an asset retirement obligation and increases the carrying amount of the related asset by a corresponding amount. The Company adjusts the related liability for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. If the asset retirement obligation is settled for more or less than the carrying amount of the liability, a loss or gain will be recognized, respectively. As of December 31, 2016, the Company had an asset retirement obligation of $10.9 million. The Company recognized $0.8 million and $1.2 million in accretion expense for the years ended December 31, 2016 and 2015, respectively, within Other operating expense, net in the Consolidated Statements of Income (Loss), which were the only changes in the liability during these years.

Segment Reporting

The Company organizes its business into four reportable segments; Energy, Electronics, Industrial and Corporate & Other. The reportable segments are consistent with how management views the markets served by the Company and the financial information reviewed by the chief operating decision maker in deciding how to allocate resources and assess performance.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

The Company measures the profitability of its operating segments’ performance based on segment gross profit, which does not include any selling, general, and administrative costs, corporate costs and depreciation, depletion and amortization.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is also computed by dividing income available to common shareholders by the weighted average number of diluted common shares outstanding. Potential common shares in the diluted earnings per share calculation are excluded to the extent that they would be anti-dilutive. The Company had no stock options, warrants, convertible securities or other potentially dilutive financial instruments outstanding during 2016 and 2015, and therefore there is no difference in the number of common shares outstanding for basic or diluted earnings per share.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is a separate line within Shareholders’ Equity that reports the Company’s cumulative income (loss) that has not been reported as part of net income (loss). Items that are included in this line are the income (loss) from foreign currency translation, actuarial gains (losses) and prior service cost related to pension and other post-employment liabilities. The components of accumulated other comprehensive income (loss) at December 31, 2016 was as follows:

	December 31, 2016
	Gross	Tax Effect	Net Amount
Foreign currency translation adjustments	$(57,177)	$—	$(57,177)
Amounts related to employee benefit obligations	(98,826)	37,504	(61,322)

	$(156,003)	$37,504	$(118,499)

The following table presents the changes in accumulated other comprehensive income (loss) by component for the year ended December 31, 2016:

	Foreign currency translation adjustments	Amounts related to employee benefit obligations	Total
Beginning balance	$(59,277)	$(64,906)	$(124,183)
Other comprehensive income (loss) before reclassifications	(13,767)	(8,187)	(21,954)
Amounts reclassified from accumulated other comprehensive income (loss)	15,867	11,771	27,638

Ending balance	$(57,177)	$(61,322)	$(118,499)

In connection with the sale of the Company’s Unimin do Brazil (“Unimin Brazil”) and Sociedad Unimin de Venezuela (“Unimin Venezuela”) subsidiaries in 2016, the Company realized $15.9 million of foreign currency translation losses. The currency translation loss related to Unimin Brazil is included in Additional paid-in-capital

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

in the Consolidated Statements of Changes in Shareholders’ Equity. The currency translation loss related to Unimin Venezuela is included in Other expense, net in the Consolidated Statements of Income (Loss).

The following table presents the reclassifications out of accumulated other comprehensive income (loss) during the year ended December 31, 2016:

Details about accumulated other comprehensive income (loss)	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line item on the statement of income (loss)
Amortization of employee benefit obligations
Prior service cost	$541	Cost of goods sold / SG&A
Actuarial losses	18,577	Cost of goods sold / SG&A

	19,118	Total before income taxes
Tax effect	(7,347)	Tax benefit

Total reclassifications for the period	$11,771

2.	Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2014-15, Presentation of Financial Statements (Topic 205): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), which requires an entity’s management to evaluate conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued, and to disclose those conditions if management has concluded that substantial doubt exists. These changes became effective for the Company for the 2016 annual period. The Company adopted ASU 2014-15 during 2016 and determined that the adoption did not have an impact on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in ASU 2015-03 are intended to simplify the presentation of debt issuance costs. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in ASU 2015-03. The amendments in ASU 2015-03 are effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier adoption is permitted. The amendments should be applied retrospectively. The Company adopted the amendments in ASU 2015-03 effective January 1, 2015. The adoption of this ASU did not have a material impact on the Company’s consolidated financial position or results of operations.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. This ASU requires an entity to measure most inventory at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The new standard will not apply to inventories that are measured using either the last-in, first-out (LIFO) method or the retail

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

inventory method. This update is effective for public entities for financial statements issued for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years; early application is permitted. The Company elected to early adopt the standard effective January 1, 2016 on a prospective basis and has measured its inventory at the lower of cost and net realizable value on its Consolidated Balance Sheet. The impacts of the early adoption of this update on the Company’s financial statements are not significant.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred taxes by eliminating the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet, and instead requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendment in ASU 2015-17 is effective for public companies for annual reporting periods beginning after December 15, 2016, and interim periods within the year of adoption. The amendment may be adopted prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company adopted the amendment of ASU 2015-17 effective January 1, 2015 on a prospective basis. The adoption of ASU 2015-17 did not have a material impact on the Company’s consolidated financial position or results of operations.

In August 2016, the FASB issued ASU No. 2016-15—Statement of Cash Flows—Classifications of Certain Cash Receipts and Cash Payments (Topic 230) (“ASU 2016-15”). ASU 2016-15 reduces diversity in the presentation and classification of certain cash receipts and payments in the statement of cash flows, namely debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The guidance is effective beginning January 1, 2018, with early adoption permitted. The guidance is required to be applied retrospectively for periods presented. The Company has early adopted the amendments in ASU 2016-15 effective January 1, 2015. The adoption did not have a material impact on the Company’s Consolidated Statement of Cash Flows.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes previous revenue recognition guidance. The new guidance introduces a new principles-based framework for revenue recognition and disclosure. Since its issuance, the FASB has issued an additional six ASU’s, including ASU 2016-20 in December 2016, amending the guidance and the effective dates of amendments, and the SEC has rescinded certain related SEC guidance; the most recent of which was issued in May 2016. The pronouncements are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is finalizing its review of the impact of this guidance and the Company currently does not anticipate a material impact on its revenue recognition practices. The Company continues to review its existing contracts with its customers, any variable consideration, potential disclosures, and its method of adoption to complete its evaluation of the impact on its consolidated financial statements. In addition, the Company continues to monitor additional changes, modifications, clarifications or interpretations being undertaken by the

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

FASB, which may impact its current conclusions. The Company will adopt the standard in the first quarter of 2018 using the modified retrospective method of adoption.

In February 2016, the FASB issued ASU No. 2016-02—Leases (Topic 842) (“ASU 2016-02”), which supersedes the previous leases standard, ASC 840—Leases. The amendments in ASU 2016-02 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The amendments in ASU 2016-02 are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and disclosures. The Company is in the process of quantifying the impact of the new standard on its consolidated financial statements, the new guidance is expected to require the recognition of lease assets and lease liabilities for leases currently classified as operating leases under ASC 840, for which the Company has future minimum lease commitments as of December 31, 2016 of $312,054 (see note 15).

In October 2016, the FASB issued ASU No. 2016-16—Income Taxes (Topic 740)—Intra-Entity Transfers of Assets other than Inventory (“ASU 2016-16”). ASU 2016-16 requires an entity to recognize the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. ASU 2016-16 also eliminates the exception for an intra-entity transfer of an asset other than inventory. The guidance is effective beginning January 1, 2018, with early adoption permitted. The guidance is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU No. 2017-04—Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). This ASU eliminates Step 2 from goodwill impairment testing. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. As a result of this ASU, an entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 is effective beginning January 1, 2020, with early adoption permitted, and applied prospectively. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and disclosures.

In March 2017, the FASB issued ASU No. 2017-07—Compensation—Retirement Benefits (Topic 715)—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). ASU 2017-07 requires that an employer report the service cost component in the same line item in the income statement as other compensation costs arising from services rendered by the pertinent employees during the period as well as appropriately described relevant line items. ASU 2017-07 also requires only the service cost component to be eligible for capitalization when applicable. ASU 2017-07 is effective beginning January 1, 2018, with early adoption permitted. The income statement components of ASU 2017-07 should be applied retrospectively while the balance sheet component should be applied prospectively. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and disclosures.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

3.	Inventories

At December 31, 2016 inventories consisted of the following:

December 31, 2016
Raw materials	$21,757
Work-in-process	2,055
Finished goods	41,814
Spare parts	31,443

Inventories, net	$97,069

4.	Property, Plant and Equipment

At December 31, 2016 property, plant and equipment consisted of the following:

December 31, 2016
Land and land improvements	$161,195
Mineral rights properties	263,927
Machinery and equipment	1,207,323
Buildings and improvements	406,957
Railroad equipment	134,675
Furniture, fixtures and other	3,751
Assets under construction	199,841

2,377,669
Less: Accumulated depletion and depreciation	(1,148,831)

Property, plant and equipment, net	$1,228,838

Based on adverse business conditions and the idling of certain assets, the Company evaluated certain of its long-lived asset groups and concluded that the carrying amounts of those long-lived asset groups were not fully recoverable. Fair value was determined by prices obtained from third parties for the assets and from estimating the net present value of the future cash flows over the life of the assets. Using Level 3 inputs of the fair value hierarchy, critical assumptions for these valuations included future selling prices of products, future operating costs, and the cost of capital.

During the year ended December 31, 2016, the Company incurred a $9.6 million asset impairment charge related to the closure of a Company’s terminal and the writedown of greenfield land. During the year ended December 31, 2015, the Company incurred an impairment loss of $23.2 million related property, plant and equipment at the Company’s plant in Sibley, LA. In addition, during the year ended December 31, 2015, the Company recorded an impairment loss of $5.1 million related to property, plant and equipment at certain operations of its wholly-owned subsidiary, Unimin Brazil. These impairments are recorded as asset impairments in Goodwill and other asset impairments in the Consolidated Statements of Income (Loss).

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

5.	Accrued Expenses and Other Current Liabilities

At December 31, 2016 accrued expenses and other current liabilities consisted of the following:

December 31, 2016
Dividends payable	$50,000
Accrued bonus & other benefits	9,887
Accrued interest	5,015
Accrued insurance	4,511
All other accrued liabilities	23,242

Total accrued expenses and other current liabilities	$92,655

6.	Goodwill and Intangible Assets

The Company’s goodwill balance was $53.5 million at December 31, 2016 and December 31, 2015.

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations.

The Company evaluates goodwill on an annual basis at October 31, or more frequently if management believes indicators of impairment exist. Based on the Company’s evaluation of the fair value of goodwill at October 31, 2015, the Company concluded that the goodwill of its Energy reporting unit, which is the Energy reportable segment, was fully impaired and recognized an impairment charge of $77.7 million in the Consolidated Statements of Income (Loss). In addition, the Company tested the goodwill of its Brazil reporting unit for impairment which was fully impaired and recognized an impairment loss of $19.8 million, which is reported in the Corporate & Other reportable segment. Therefore, the goodwill balance as of December 31, 2016 relates solely to the Company’s Industrial reporting unit, which is also the Industrial reportable segment.

In the fourth quarter of 2016, the Company performed a qualitative assessment of whether it was more-likely-than-not that the fair value of the Industrial reporting unit was less than its carrying amount and determined that it was more-likely-than-not that the fair value of the reporting unit was greater than its carrying value.

The following table summarizes the activity in intangible assets, net for the year ended December 31, 2016:

December 31, 2016
Beginning balance	$53,504
Assets acquired	1,824

Ending Balance	55,328

Accumulated amortization, beginning balance	(22,461)
Amortization for the year	(2,761)

Accumulated amortization, ending balance	(25,222)

Intangible Asset, net	$30,106

Intangible assets, net includes acquired supply contracts in the Company’s Industrial segment of $24.5 million and $5.6 million of acquired stream mitigation rights. Amortization expense is recognized in

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

Depreciation, depletion and amortization expense in the Consolidated Statements of Income (Loss). In 2015, based on continuing adverse business conditions in the energy business and the idling of certain assets, the Company concluded that certain of its finite-lived customer relationship intangible assets were fully impaired and recognized an impairment charge of $24.2 million in Goodwill and other asset impairments in the Consolidated Statements of Income (Loss).

Estimated future amortization expense related to finite-lived intangible assets, which have a weighted average remaining useful life of 10 years, at December 31, 2016 is as follows:

2017	$2,891
2018	2,972
2019	2,915
2020	2,903
2021	2,880
Thereafter	15,545

Total	$30,106

7.	Investments

In March 2016, as part of the Company transferring its interest in Unimin Brazil to Sibelco (see Note 8), Unimin Brazil’s 35% equity interest in EDK Mineraçao S.A. (“EDK”) and its 50% noncontrolling equity interest in Minercao Jundu Ltda (“Jundu”) were also transferred. EDK is involved in the extraction and processing of calcium carbonate. Jundu is involved in mining, research, exploitation, production and marketing of sand, ground silica, feldspar (except calcium feldspar), dolomite and limestone. In 2016 and 2015, the Company’s equity interests in EDK and Jundu were accounted for using the equity method in the consolidated financial statements as the Company had the ability to exercise significant influence (but not control) over those entities.

8.	Dispositions of Subsidiaries

In April 2016, the Company sold its subsidiary, Unimin Venezuela, for $0.01 million to an unrelated third party and recorded a loss on the sale of $12.9 million, which has been recorded in Other expense, net in the Consolidated Statements of Income (Loss).

In March 2016, Sibelco made the decision to transfer ownership of Unimin’s Brazilian operations to another subsidiary of Sibelco. As a result, the Company transferred all of its 100% ownership interest in Unimin Brazil, to a wholly-owned subsidiary of Sibelco in exchange for one dollar. Since the transfer was a transaction between entities under common control, the difference between the consideration received, the net liabilities transferred and the accumulated foreign currency translation loss of $6.1 million, was recorded within shareholders’ equity.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

9.	Long-Term Debt

At December 31, 2016 long-term debt consisted of the following:

December 31, 2016
Senior Notes	$100,000
Term Loan	265,000
Other borrowings	2,436

Total interest-bearing loans and borrowings	$367,436
Less total current portion of long-term debt	233

Total long-term debt	$367,203

The Company does not have any debt issuance costs.

Credit Facility

On September 16, 2013, the Company entered into an $80 million revolving credit facility, which would have expired in September 2017. In July 2016, the Company cancelled this credit facility and replaced it with a credit facility (“Silfin credit facility”) with Silfin NV (“Silfin”), a wholly-owned subsidiary of Sibelco. Unimin can draw upon an overdraft facility up to $20 million. As of December 31, 2016, there were no borrowings outstanding under the Silfin credit facility.

Senior Notes

On December 16, 2009, Unimin issued $100.0 million principal amount of 4.92% Senior Notes, Series C (the “Series C Notes”), and $100.0 million principal amount of 5.48% Senior Notes, Series D (the “Series D Notes” and, together with the Series C Notes, the “Notes”). The Series C Notes matured on December 16, 2016 and were fully repaid upon maturity. Interest on the Series D Notes is payable semiannually on June 16 and December 16 of each year. The Series D Notes mature on December 16, 2019 unless prepaid earlier. The note purchase agreement governing the Series D Notes contains an interest coverage ratio covenant of not less than 3.00:1 and a consolidated debt to consolidated EBITDA ratio covenant of not greater than 3.25:1. Unimin may, at its option, prepay at any time all, or from time to time any part of, the Series D Notes, in an amount not less than $5 million principal amount of Series D Notes, at 100% of the principal amount of Series D Notes being prepaid, plus the Make-Whole Amount. The “Make-Whole Amount” is the excess of (1) the discounted value of all future principal and interest payments on the Series D Notes being prepaid (discounted from their scheduled payment dates to the date of prepayment in accordance with accepted financial practice at a discount rate of 0.50% over the yield to maturity of a U.S. Treasury security with a maturity equal to the remaining average life of the Series D Notes (based on the remaining scheduled payments on such Series D Notes) over (2) the principal amount being prepaid (provided that the Make-Whole Amount may in no event be less than zero).

Term Loan

On July 25, 2014, the Company entered into a loan with Silfin for $300 million. In March of 2016, the Company repaid $35 million and the remaining balance will mature in July 2019 and bears a fixed rate of 4.09%.

Other Borrowings

Other borrowings at December 31, 2016 was comprised of a promissory note with an unrelated third party that the Company entered into on January 17, 2011.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

Unimin Canada, a subsidiary of the Company, has a 2 million Canadian dollar overdraft facility with the Bank of Montreal. As of December 31, 2016, there were no borrowings outstanding under the overdraft facility. At December 31, 2016, the Company had $1.9 million of outstanding letters of credit which reduces the availability on the revolving credit facility.

Fair Value of Debt

The fair value of the Company’s borrowings, under the Senior Notes and Term Loan was approximately $105 million and $273 million at December 31, 2016, respectively. The fair value of the Company’s debt due within one year approximates the book value due to the short maturity of the instruments.

Maturities of debt are as follows:

2016	Term Loan	Senior Notes and Other Borrowings	Total
Year Ended:
2017	$—	$233	$233
2018	—	276	276
2019	265,000	100,276	365,276
2020	—	276	276
2021	—	276	276
Thereafter	—	1,099	1,099

	$265,000	$102,436	$367,436

10.	Income Taxes

The components of income (loss) before income tax benefit consist of the following for the years ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Domestic operations	$(63,245)	$(105,984)
Foreign operations	46,797	(2,101)

Total loss before benefit for income taxes	$(16,448)	$(108,085)

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

Income tax benefit for fiscal year 2016 and 2015 consists of the following for the years ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Current:
Federal	$(17,391)	$2,377
State	79	3,375
Foreign	15,727	13,673

Total current taxes	(1,585)	19,425

Deferred:
Federal	$(10,940)	$(43,436)
State	(3,376)	(8,220)
Foreign	(4,212)	(3,496)

Total deferred taxes	(18,528)	(55,152)

Total Income tax benefit	$(20,113)	$(35,727)

Loss before income tax benefit differs from the amount that would result from applying the federal statutory rate as follows for the years ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Loss before income tax benefit	$(16,448)	$(108,085)

Income tax using domestic corporation tax rate	(5,757)	(37,830)
Effect of tax rate in foreign jurisdictions	(3,289)	(2,589)
Nondeductible expenses	23	(822)
U.S. statutory depletion	(9,541)	(7,418)
Provision to return adjustments	(2,000)	(1,137)
Other foreign taxes	1,020	(918)
Change in valuation allowance	—	16,130
Other	(569)	(1,143)

Total income tax benefit	$(20,113)	$(35,727)

Deferred tax assets and liabilities consists of the following as of December 31, 2016:

December 31, 2016
Deferred tax assets:
Tax credits	$19,032
Intangible assets	24,142
Inventories	8,780
Stripping costs	1,809
Deferred interest on loans with Silfin	1,589
Provisions	26,704
Employee benefit obligations	21,833
Other items	3,242
Loss carryforward	23,746

Total deferred tax assets	130,877

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

December 31, 2016
Valuation allowance	(36,877)

Net deferred tax assets	94,000

Deferred tax liabilities:
Plant, property and equipment	(177,805)
Intangible assets	(18,390)
Reclamation	(6,226)
Provisions	(399)
Other items	—

Total deferred tax liabilities	(202,820)

Net deferred tax liabilities	$(108,820)

At December 31, 2016, state net operating loss (“NOL”) carryforwards were $2.0 million. The state NOL carryforwards expire after 2030.

The Company assesses the realizability of deferred tax assets by considering all available positive and negative evidence such as, but not limited to, cumulative three year losses before income taxes (if any), forecasted future results, statutory carryforward periods, nature of temporary differences and the timing of their reversal. Management considered all available evidence under existing tax law and determined that a valuation allowance of $36.9 million was required as of December 31, 2016, for deductible temporary differences that are not expected to provide future tax benefits. Changes in enacted tax laws, audits in various jurisdictions, settlements, or acquisitions could negatively impact the Company’s ability to fully realize all of the benefits of its remaining net deferred tax assets.

In assessing whether uncertain tax positions should be recognized in its financial statements, the Company first determines whether it is more-likely-than-not (a greater than 50 percent likelihood) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. For tax positions that meet the more-likely-than-not recognition threshold, the Company measures the amount of benefit recognized in the financial statements at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company recognizes unrecognized tax benefits in the first financial reporting period in which information becomes available indicating that such benefits will more-likely-than-not be realized.

A reconciliation of unrecognized tax benefits is as follows:

	December 31, 2016	December 31, 2015
Unrecognized tax benefits at January 1	$1,586	$1,053
Increases (decreases) for tax positions in prior years	(126)	533
Increases (decreases) for tax positions in current years	—	—

Unrecognized tax benefits at December 31	$1,460	$1,586

In accordance with authoritative guidance, interest and penalties related to unrecognized tax benefits are included within the income tax benefit on the Consolidated Statements of Income (Loss). The total amount of

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

interest and penalties recognized in the Consolidated Statements of Income (Loss) for each of the years ended December 31, 2016 and 2015, was $65 and $61, respectively.

The Company files U.S. federal and state income tax returns, and remains subject to examination for the 2014 through 2016 tax years and the 2012 through 2016 tax years, respectively. The Company files foreign income tax returns in Canada, Mexico, Brazil and Venezuela, and remains subject to examination for Canada and Mexico for 2015 and 2016 and for 2012 through 2016 tax years, respectively.

11.	Common Stock

The various components of capital and the changes therein for the years ended December 31, 2016 and 2015 are presented in the Consolidated Statements of Changes in Shareholders’ Equity.

The authorized share capital comprised 2,000,000 shares of common stock with a par value of $1 per share. Common stock issued was 1,776,666 at December 31, 2016 and 2015.

The Company declared a $50 million dividend in 2016, which was paid February 1, 2017. The dividend was accrued for in Accrued expenses and other current liabilities in the Consolidated Balance Sheet at December 31, 2016. The Company declared and paid no dividends to its shareholders in 2015.

Currency Translation Adjustment

Currency translation adjustments includes all foreign exchange differences arising from the translation of the functional currency financial statements of foreign entities of the Company to the reporting currency.

Treasury Shares

Treasury shares comprise the cost of the Company’s shares repurchased from Sibelco.

At December 31, 2016 and 2015, the Company held 432,952 shares of its own common stock.

12.	Pension and other Post Employment Benefits

The Company maintains retirement, post-retirement medical and long-term benefit plans in several countries.

United States

In the United States (“U.S.”), the Company sponsors a defined benefit plan, the Unimin Corporation Pension Plan (hourly and salaried) (the “Pension Plan”) and a nonqualified supplemental benefit plan Unimin Corporation Pension Restoration Plan (the “Restoration Plan”). The Pension Plan is a funded plan. Minimum funding and maximum tax-deductible contribution limits for the Pension Plan are defined by the Internal Revenue Service. The Restoration Plan is unfunded. Salaried participants accrue benefits based on service and final average pay. Hourly participants’ benefits are based on service and benefit formula. The Pension Plan was closed to new entrants effective January 1, 2008, and union employee participation in the Pension Plan at the last three unionized locations participating in the Plan was closed to new entrants effective November 1, 2017. Until the Restoration Plan was amended to exclude new entrants on August 15, 2017, all salaried participants eligible for the Pension Plan were also eligible for the Restoration Plan. An independent trustee has been appointed for the Pension Plan whose responsibilities include custody of plan assets as well as recordkeeping. A pension committee consisting of members of senior management provides oversight through quarterly meetings. In addition, an independent advisor has been engaged to provide advice on the management of the plan assets. The primary risk of the Pension Plan is the volatility of the funded status. Liabilities are exposed to interest rate risk

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

and demographic risk (e.g., mortality, turnover, etc.). Assets are exposed to interest rate risk, market risk, and credit risk. In addition to these retirement plans in the U.S., the Company offers a retiree medical plan that is exposed to risk of increases in health care costs. The retiree medical plan covers certain salaried employees and certain groups of hourly employees.

Canada and Mexico

In Canada, the Company sponsors three retirement plans. Two of the retirement plans are for hourly employees and one is for salaried employees. The plan for salaried employees has been closed to new entrants since January 1, 2008. In addition, there are two post-retirement medical plans. In the case of the Canadian pension plans, minimum funding is required under the provincial Pension Benefits Act (Ontario) and regulations and maximum funding is set in the Federal Income Tax Act of Canada and regulations. The pension plan is administered by Unimin Canada. A pension committee exists to ensure proper administration, management and investment review with respect to the benefits of the pension plan through implementation of governance procedures. The medical plan is administered by an insurance company with Unimin Canada having the ultimate responsibility for all decisions.

In Mexico, the Company sponsors four retirement plans of which two are seniority premium plans as defined by Mexican Labour Law. The remaining plans are defined benefit plans with a minimum benefit equal to severance payment by unjustified dismissal according to Mexican Labour Law. Minimum funding is not required, and maximum funding is defined according to the actuarial cost method registered with the Mexican Tax Authority. Investment decisions are made by an administrative committee of Grupo de Materias Primas pension plans. All plans in Mexico pay lump sums on retirement and pension plans pay benefits through 5 annual payments conditioned on compliance with non-compete clauses.

The Pension Plan, Restoration Plan and the pension plans in Canada and Mexico are collectively referred to as the Pension Plans. The post retirement medical plans in the United States and Canada are collectively referred to as the Postretirement Medical Plans.

The following assumptions were used to determine the Company’s obligations under the Pension Plans and Postretirement Medical Plans:

	US		Canada		Mexico
	2016	2015	2016	2015	2016	2015
Assumptions for Pension Plans:
Discount rate	4.00%	4.15%	3.80%	3.95%	7.65%	6.55%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	5.75%	5.75%
Assumptions for Postretirement Medical Plans:
Discount rate	3.75%	3.90%	3.90%	4.05%	—	—

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

The following assumptions were used to determine the Company’s net periodic benefit costs under the Pension Plan and Postretirement Medical Plans:

	US		Canada		Mexico
	2016	2015	2016	2015	2016	2015
Assumptions for Pension Plans:
Discount rate	4.15%	3.80%	3.95%	3.95%	6.55%	6.50%
Long-term rate of return	6.50%	6.50%	4.30%	4.25%	6.55%	6.50%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	5.75%	5.75%
Assumptions for Postretirement Medical Plans:
Discount rate	3.90%	3.55%	4.05%	4.05%	—	—

The difference in the discount rates used for each of the Company’s pension plans is due to the differing characteristics of the plans, including employee characteristics and plan size. The Company uses a cash flow matching approach to determine its discount rate using each plan’s projected cash flows.

In developing the expected long-term rate of return on plan assets, the Company considered long-term historical rates of return, the Company’s plan asset allocations as well as the opinions and outlooks of investment professionals.

The investment policy for the Pension Plans includes a target allocation of approximately 35% in equities and 65% in fixed income investments. Only high-quality diversified securities similar to stocks and bonds are used. The Pension Plans’ obligations are long-term in nature and the investment policy is therefore focused on the long-term. Goals include achieving gross returns at least equal to relevant indices. Management and the plans’ investment advisor regularly review and discuss investment performance, adherence to the written investment policy, and the investment policy itself.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

The following table summarizes the benefit obligations, assets and funded status associated with the Pension and Postretirement Medical Plans:

	December 31, 2016
	Pension Plans	Postretirement Medical Plans
Change in Benefit obligation
Benefit obligation at beginning of year	$266,576	$22,593
Service cost	7,790	974
Interest cost	9,100	885
Actuarial losses	10,078	2,090
Other movements	746	—
Settlements	(30,601)	—
Benefits paid	(5,758)	(901)
Exchange differences	(9,481)	—

Defined benefit obligations at end of year	$248,450	$25,641

Change in Plan Assets
Fair value of plan assets at beginning of year	$212,965	$—
Actual return on plan assets	9,134	—
Employer contributions	8,762	901
Settlements	(30,601)	—
Benefits paid	(5,758)	(901)
Exchange differences	(8,186)	—

Fair value of plan assets at end of year	186,316	—

Unfunded Status	$(62,134)	$(25,641)

The unfunded balance of the Pension Plans and Postretirement Medical Plans is recorded in Employee benefit obligations in the Consolidated Balance Sheet.

The accumulated benefit obligation for the defined benefit pension plans, which excludes the assumption of future salary increases, totaled $212.3 million at December 31, 2016.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

The following table summarizes the components of net periodic benefit costs for the years ended December 31, 2016 and 2015:

	Pension Plans		Postretirement Medical Plans
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Components of Net Periodic Benefit Cost
Service cost	$7,790	$9,011	$974	$872
Interest cost	9,100	9,867	885	759
Expected return on plan assets	(9,529)	(11,547)	—	—
Amortization of prior service cost	541	536	—	—
Amortization of net actuarial loss	4,648	5,625	656	620
Recognized settlement loss	13,273	91	—	—

Net periodic benefit cost	$25,823	$13,583	$2,515	$2,251

The following summarizes the changes in other comprehensive income (loss) for the years ended December 31, 2016 and 2015 that are included in the Consolidated Statements of Comprehensive Income (Loss):

	Pension Plans		Postretirement Medical Plans
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Changes in other comprehensive income (loss)
Net actuarial gain	$10,473	$5,524	$2,090	$641
Amortization of net actuarial loss	(4,648)	(5,716)	(656)	(620)
Recognized settlement loss	(13,273)
Prior service cost	746	717	—	—
Amortization of prior service cost	(541)	(536)	—	—
Exchange differences	51	81	(65)	5
Deferred tax asset	2,765	—	(526)	—

Other comprehensive income (loss)	$(4,427)	$70	$843	$26

Net periodic benefit cost totaled $28.3 million and $15.8 million for the plans for the years ended December 31, 2016 and 2015, respectively. Contributions into the plans for the year ended December 31, 2017 were $8.1 million. Included in the 2016 net periodic benefit costs is a settlement charge which stemmed from a restructuring program where a significant number of employees opted to take lump sum distributions which exceeded the sum of the Company’s service and interest costs in the year ended December 31, 2016.

The actuarial loss and prior service cost that the Company expects will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in the year ending December 31, 2017 are $4.8 million and $0.6 million, respectively.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

Benefits expected to be paid out over the next ten years are as follows:

Year Ending	Pension Plans	Postretirement Medical Plans
2017	$8,636	$1,108
2018	10,475	1,096
2019	11,105	1,253
2020	13,316	1,476
2021	16,204	1,570
2022-2026	85,707	9,892

The expected benefit payments to be paid are based on the same assumptions used to measure the Company’s benefit obligations as of December 31, 2016, and include estimated future employee service.

The annual measurement date is December 31 for pension benefits and other postretirement benefits. For measurement purposes, the assumed health care cost trend rate for the U.S. postretirement plan was 8.6% in 2016 and 2015 decreasing to an ultimate trend rate of 5.0% in 2024. For measurement purposes, the assumed health care cost trend rate for the Canada postretirement plan was 6.6% and 6.9% in 2016 and 2015, respectively, decreasing to an ultimate trend rate of 4.5% in 2022.

The assumed health care cost trend rate assumptions can have an impact on the amounts reported. A one percent increase or decrease each year in the health care cost trend rate utilized would have the following effects as December 31, 2016:

	One Percentage Point
	Increase	Decrease
Effect on the net periodic benefit cost	$333	$(273)
Effect on the postretirement benefit obligation	3,501	(2,902)

Fair value measurements for assets held in the benefit plans as of December 31, 2016, are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2016
Cash and Cash Equivalents	$7,232	$—	$—	$7,232
Common Stock	11,363	—	—	11,363
Government & Agency Securities	13,666	—	—	13,666
Corporate bonds	—	$40,239	—	40,239
Mutual Funds	56,325	—	—	56,325

Total(a)	$88,586	$40,239	$—	$128,825

(a)	At December 31, 2016, certain investments that are measured at fair value using the net asset value (“NAV”) per share as a practical expedient have not been categorized in the fair value table above. These investments of $57,491, are principally invested in commingled trust funds whose investment policy principally follows the investment strategy of the Pension Plan.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

13.	Other Benefit Plans

Multiemployer Benefit Plans

The Company contributes to four multiemployer defined benefit pension plans under the terms of collective-bargaining agreements for union-represented employees. A multiemployer plan is subject to collective bargaining for employees of two or more unrelated companies. These plans allow multiple employers to pool their pension resources and realize efficiencies associated with the daily administration of the plan. Multiemployer plans are generally governed by a board of trustees composed of management and labor representatives and are funded through employer contributions.

The risks of participating in multiemployer plans differ from single employer plans as follows: 1) assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers, 2) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers, and 3) if the Company ceases to have an obligation to contribute to one or more of the multiemployer plans to which it contributes, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

A summary of each multiemployer pension plan for which the Company participates is presented below:

	EIN / Pension Plan No.	Pension Protection Act Zone Status(1)		FIP / RP Status Pending /	Company Contributions (In thousands)		Surcharge Imposed	Expiration Date of CBA
Pension Fund		2016	2015	Implemented	2016	2015
IAM National Pension Fund	51-6031295	Green	Green	No	$104	$109	No	Apr- 2021; Jul-2021
Laborers National Industrial Pension Fund	52-6074345	Red	Red	Implemented	$6	$6	Yes	Oct-2020
National Integrated Group Pension Plan	22-6190618	Red	Red	Implemented	$23	$34	Yes	Apr-2020
Steelworkers Pension Trust	23-6648508	Green	Green	No	$137	$160	No	Mar-2018

(1)	The Pension Protection Act of 2006 defines the zone status as follows: green—healthy, yellow—endangered, orange—seriously endangered and red—critical.

The Company’s contributions to individual multiemployer pension plans did not exceed 5% of the plan’s total contributions in any of the two years ended December 31, 2016 and December 31, 2015. Additionally, the Company’s contributions to multiemployer post-retirement benefit plans were immaterial for all periods presented in the consolidated financial statements.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

Defined Contribution Plans

In the U.S., the Company sponsors a defined contribution plan, the Unimin Corporation Savings Plan, which provides participants with an opportunity to defer their pay into an account that may be used for providing income during retirement. The Savings Plan is open to all Unimin U.S. employees. The Company contributes to the plan in two ways, (1) for certain employees not covered by a defined benefit plan, it makes a contribution equal to 4% of salary for salaried employees and 1% for most hourly employees, (2) the Company makes a matching contribution for certain employees of 100% on the first 1% and 50% on the next 5% of each dollar contributed by an employee. Also for certain unionized employees the Company matches 50% on the first 1% and 25% on the next 4% of each dollar contributed by an employee. The plan is fully funded by participants’ pay deferrals, employer matching and non-matching contributions. The Company’s contributions were $3.7 million for the years ended December 31, 2016 and 2015.

In Canada, the Company sponsors a defined contribution plan covering employees not covered by the defined benefit plan. The Company makes contributions equal to 5% of the eligible employees’ salary. The Company’s contributions were $0.1 million for each of the years ended December 31, 2016 and 2015. In addition, the Company participates in a group plan that covers its hourly employees at its St. Canut location. The Company contributes a fixed $1,000 per employee per year, as well as makes a matching contribution for 65% of employee contributions up to a maximum of $775 per year. Contributions were $0.1 million for the years ended December 31, 2016 and 2015, respectively.

14.	Related Party Transactions

Identity of Related Parties

The Company sells minerals to certain of its related parties. Sales to related parties amounted to $6.8 million and $7.7 million in the years ended December 31, 2016 and 2015, respectively. At December 31, 2016, the Company had accounts receivables from related parties of $1.2 million. These amounts are included in accounts receivable, net in the accompanying Consolidated Balance Sheet.

The Company purchases minerals from certain of its related parties. Purchases from related parties amounted to $7.5 million and $8.7 million in the years ended December 31, 2016 and 2015, respectively. At December 31, 2016, the Company had accounts payable to related parties of $5.5 million. These amounts are included in accounts payable in the accompanying Consolidated Balance Sheet.

The Parent provides certain services on behalf of the Company. The financial information presented in these consolidated financial statements may not reflect the combined financial position, operating results and cash flows of Unimin had it not been a consolidated subsidiary of the Parent. Actual costs that would have been incurred if Unimin had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Both Unimin and Sibelco consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by the Company during the periods presented.

Guarantees

Unimin has a guarantee with Bank of America for a Silfin revolving credit line. The maximum amount of the guarantee is limited to $25 million.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

15.	Commitments and Contingencies

Leases

The Company leases railway equipment, operating equipment, mineral properties and buildings under a number of operating lease agreements. The Company is obligated to pay minimum annual lease payments under certain non-cancelable operating lease agreements which have original terms that extend to 2023. Agreements for office facilities and office equipment leases are generally renewed or replaced by similar leases upon expiration.

Future minimum annual lease payments required under non-cancelable operating leases having an original term of more than one year as of December 31, 2016, are as follows:

Years Ended December 31,
2017	$33,924
2018	41,232
2019	35,654
2020	34,781
2021	31,452
Thereafter	135,011

$312,054

Total operating lease rental expense included in the Consolidated Statement of Income (Loss) for the years ended December 31, 2016 and 2015 was $41 million in each year.

Contingencies

The Company is a defendant in a number of lawsuits filed in several jurisdictions. Although the outcomes of these lawsuits cannot be predicted with certainty, in the opinion of management, it is not reasonably possible that the ultimate resolution of these matters will have a material adverse effect on the Company’s financial position or results of operations that exceeds the accrual amounts. In addition, management believes that the Company’s substantial level of insurance coverage will mitigate these claims.

Capital Commitments

Capital commitments relating to property, plant and equipment as of December 31, 2016 amount to $22.6 million.

Royalty

The Company has entered into numerous mineral rights agreements, in which payments under the agreements are expensed as incurred. Certain agreements require annual payments based upon annual tons mined and others are a combination thereof. Total royalty expense associated with these agreements was $2.5 million and $2.7 million for the years ended December 31, 2016 and 2015, respectively

16.	Segment Reporting

The Company organizes its business into four reportable segments: Energy, Electronics, Industrial and Corporate & Other. The reportable segments are consistent with how management views the markets served by the Company and the financial information reviewed by the chief operating decision maker in deciding how to allocate resources and assess performance.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

The reportable segments’ performance is primarily evaluated based on segment gross profit, which does not include any selling, general and administrative costs, corporate costs and depreciation, depletion and amortization. The selling, general and administrative costs and corporate costs are separately stated below.

In the Energy reportable segment, the Company serves the oil and gas recovery industry providing fracturing sand, or “frac sand” which is pumped down oil and natural gas wells to prop open rock fissures and increase the flow rate of natural gas and oil from the wells.

The Industrial reportable segment consists of numerous products and materials that are used in a variety of applications including, container glass, flat glass, fiberglass, construction, ceramics, fillers and extenders, paints and plastics, recreation products and filtration products.

The Electronics reportable segment primarily serves the global high purity fused quartz industry for applications which include semiconductors, solar energy, specialty lighting and fiber optics.

The Corporate & Other segment primarily consists of Unimin Brazil and Unimin Venezuela. As a result of the disposition of these two subsidiaries as discussed in Note 8, this segment has generated no revenue subsequent to April 2016.

	Years Ended December 31,
	2016	2015
Revenue:
Energy	$348,990	$696,700
Industrial	625,690	633,390
Electronics	110,780	101,225
Corporate & Other	8,016	41,588

Total Revenue	$1,093,476	$1,472,903
Segment Gross Profit:
Energy	$37,950	$116,415
Industrial	188,885	182,855
Electronics	38,300	39,325
Corporate & Other	1,396	6,514

Total Segment Gross Profit	$266,531	$345,109
Expenses excluded from segment gross profit
Selling, general and administrative expenses	$112,715	$118,514
Depreciation, depletion and amortization expense	116,259	126,294
Goodwill and other asset impairments	9,634	150,038
Other operating expense, net	8,471	27,131
Interest expense, net	23,999	36,187
Equity in (earnings) of investee companies	(1,022)	(4,970)
Other expense, net	12,923	—
Income tax benefit	(20,113)	(35,727)

Net income (loss)	$3,665	$(72,358)

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

Asset information, including capital expenditures and depreciation, depletion, and amortization, by segment is not included in reports used by management in its monitoring of performance and, therefore, is not reported by segment. The Industrial reporting unit has Goodwill of $53.5 million.

The Company’s largest customer, Halliburton Energy Services, accounted for 12% and 22% of consolidated revenue for the years ended December 31, 2016 and 2015, respectively.

17.	Restructuring Charges

As a result of challenging conditions in the energy market, the Company took actions which consisted of a reduction in workforce and costs to exit idle terminals and facilities in 2015 to adjust its overall operational footprint and reduce costs. The total charge incurred for the year ended December 31, 2015 was $20.3 million. During the year ended December 31, 2016, the Company incurred a charge of $2.7 million related to employee severance and the closure of several sales offices and laboratories. These charges are included in Other operating expense, net in the Consolidated Statements of Income (Loss). The provision is included in Accrued Liabilities in the Consolidated Balance Sheet.

December 31, 2016
Beginning balance	$20,300
2016 charges	2,700
Payments made	(20,720)

Ending Balance	$2,280

18.	Geographic Information

The following tables show total Company revenues and long-lived assets by geography. Revenues are attributable to geographic regions based on the selling locations. Long-lived assets are located in the respective geographic regions.

	Years Ended December 31,
	2016	2015
Revenue:
Domestic	$864,665	$1,215,172
International	228,811	257,731

Total Revenue	$1,093,476	$1,472,903

	December 31, 2016	December 31, 2015
Long-lived assets
Domestic	$1,205,426	$1,418,026
International	115,669	149,024

Total Long-lived assets	$1,321,095	$1,567,050

19.	Subsequent Events

Other Subsequent Events

On December 11, 2017, the Company entered into a merger agreement with Fairmount Santrol and certain other parties with respect to the proposed combination of the businesses of Unimin and Fairmount Santrol. The

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

UNIMIN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in Thousands, except per share data)

merger agreement provides that, upon the satisfaction or waiver of the conditions contained in the agreement, a direct wholly owned subsidiary of Unimin will be merged with and into Fairmount Santrol, with Fairmount Santrol surviving such merger and becoming a direct wholly owned subsidiary of Unimin (the “Merger”). In accordance with the terms of the merger agreement, Fairmount Santrol stockholders in the aggregate (including holders of certain Fairmount Santrol equity awards) will receive $170 million in cash and 35% of the common stock of Unimin, with Sibelco owning the remaining 65%. The Merger is subject to, among other things, approval by Fairmount Santrol’s stockholders, listing of Unimin’s common stock on the New York Stock Exchange, and certain regulatory approvals. The transaction is expected to close in mid-2018, subject to satisfaction of the closing conditions.

In addition, prior to, and as a condition to the consummation of, the Merger, Unimin will contribute certain of its assets to HPQ Co., a newly-formed wholly owned subsidiary of Unimin, in exchange for all of the stock of HPQ Co. and the assumption by HPQ Co. of certain liabilities related to such business. Unimin will then distribute 100% of the stock of HPQ Co. to Sibelco in exchange for certain shares of Unimin common stock held by Sibelco. In connection with the consummation of the Merger, Unimin expects to redeem shares of Unimin common stock currently held by Sibelco in exchange for an amount in cash equal to approximately $660 million plus interest accruing at 5.0% per annum for the period from June 30, 2017 through the closing of the Merger less $170 million. In addition, in connection with the Merger, Unimin has received a debt commitment from certain lenders with respect to a $1.65 billion term loan and a $200 million revolving credit facility. The proceeds of such term loan would be used to repay certain indebtedness of Unimin and Fairmount Santrol and to pay the cash consideration and transaction expenses related to the Merger. The financing under the debt commitment is subject to customary conditions for such financings.

The U.S. Congress passed the Tax Cut and Jobs Act (the “Act”) which was signed into law by President Trump on December 22, 2017. Under the Act, the U.S. corporate tax rate will be reduced to 21% from 35% effective January 1, 2018. In addition, at December 31, 2016, the Company had a net U.S. deferred tax liability of approximately $114 million based on a combined U.S. federal and state tax rate of 38%. The Company is evaluating the impact on revaluing the deferred tax liability at the lower rate, which potentially will result in a benefit to income tax expense for the year ended December 31, 2017.

Other than as mentioned above, there were no additional subsequent events or transactions that would impact the consolidated financial statements and require additional recognition or disclosure.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The combined company’s certificate of incorporation, which is to be effective upon the closing of the Merger, provides that directors and officers will be indemnified to the fullest extent permitted by the DGCL.

In addition, the combined company’s certificate of incorporation, which is to be effective upon the closing of the Merger, limits the liability of the registrant’s directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Consequently, the combined company’s directors will not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to the registrant or its stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or knowing violation of law;

•	for unlawful payment of a dividend or an unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only, and will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of the combined company’s directors and officers will be further limited to the fullest extent permitted by the DGCL.

The combined company intends to maintain upon the closing of the Merger liability insurance policies that indemnify its directors and officers against various liabilities arising out of that person’s actions as the registrant’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

The Merger Agreement provides that Unimin will, and will cause Fairmount Santrol as the surviving corporation in the Merger and Merger Sub LLC as the surviving company in the Second Merger to, from and after the effective time, indemnify and hold harmless each individual who was as of December 11, 2017, or becomes prior to the effective time, a director or officer of Unimin, Fairmount Santrol or any of their respective subsidiaries and each person who was serving as a director or officer of another person at the request of Unimin,

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Fairmount Santrol or any of their respective subsidiaries, each referred to as an indemnified party, to the same extent as such indemnified parties were indemnified as of December 11, 2017 pursuant to the organizational documents of Fairmount Santrol or Unimin, as applicable, or any of their subsidiaries, and any indemnification agreements in existence as of December 11, 2017. In the event of any such claim, action, suit or proceeding, each indemnified party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding to the same extent as such indemnified parties are entitled to advance of expenses as of December 11, 2017, provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by Delaware law, the organizational documents of Fairmount Santrol or Unimin, and any indemnification agreements in existence as of December 11, 2017, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement also requires Merger Sub LLC, as the surviving company in the Second Merger, for a period of six years following the effective time, to either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Fairmount Santrol or any of its subsidiaries or provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons with respect to claims arising from facts or events occurring at or before the effective time, except that in no event will Unimin or Merger Sub LLC as the surviving company of the Second Merger be required to pay with respect to such insurance policies (or substitute insurance policies) of Fairmount Santrol in respect of any one policy year more than 300% of the annual premium payable by Fairmount Santrol for such insurance for the prior 12 months (the “maximum amount”). If Unimin or Fairmount Santrol as the surviving corporation of the Merger is unable to obtain the required insurance, it must obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the maximum amount in respect of each policy year within such period. In lieu of the foregoing, Fairmount Santrol may obtain at or prior to the effective time a six-year “tail” policy under its existing directors and officers insurance policy providing equivalent coverage to that described above for a cost, on an annual basis, not to exceed the maximum amount.

The foregoing summaries are necessarily subject to the complete text of the DGCL, the combined company’s certificate of incorporation and the combined company’s bylaws and the arrangements referred to above and are qualified in their entirety by reference thereto.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of December 11, 2017, by and among SCR-Sibelco NV, a privately-owned Belgian company, Unimin Corporation, a Delaware corporation, Bison Merger Sub, Inc., a Delaware corporation, Bison Merger Sub I, LLC, a Delaware limited liability company, and Fairmount Santrol Holding Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).+

3.1	Certificate of Incorporation of Unimin Corporation.*

3.2	Bylaws of Unimin Corporation.*

3.3	Form of Amended and Restated Certificate of Incorporation of Unimin Corporation (incorporated by reference to Exhibit I to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).*

3.4	Form of Amended and Restated Bylaws of Unimin Corporation (incorporated by reference to Exhibit J to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).*

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Exhibit Description

4.1	Specimen Common Stock Certificate.*

5.1	Opinion of Freshfields Bruckhaus Deringer US LLP as to the validity of shares to be issued.*

8.1	Opinion of Freshfields Bruckhaus Deringer US LLP regarding certain federal income tax matters.*

8.2	Opinion of Jones Day regarding certain federal income tax matters.*

10.1	Form of Stockholders Agreement, by and among Unimin Corporation, SCR-Sibelco NV and the other stockholders named therein (incorporated by reference to Exhibit B to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).

10.2	Form of Registration Rights Agreement between Unimin and Sibelco (incorporated by reference to Exhibit C to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).

10.3	Voting and Support Agreement, dated as of December 11, 2017, by and among Unimin Corporation, Merger Sub, Inc. and certain other Fairmount Santrol stockholders (incorporated by reference to Exhibit 2 to Unimin’s Schedule 13D filed with the SEC on December 21, 2017).

10.4	Form of Business Contribution Agreement by and among SCR-Sibelco NV, Unimin Corporation and HPQ Co Inc. (incorporated by reference to Exhibit D to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).

10.5	Form of Tax Matters Agreement by and among Unimin Corporation, SCR-Sibelco NV and HPQ Co Inc. (incorporated by reference to Exhibit E to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).

10.6	Form of Distribution Agreement by and among Unimin Corporation and SCR-Sibelco NV (incorporated by reference to Exhibit F to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).

10.7	Form of Non-Compete Agreement by and among Unimin Corporation and SCR-Sibelco NV (incorporated by reference to Exhibit H to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).

10.8	Form of Exclusive Agency Agreement by and among Unimin Corporation and SCR-Sibelco NV (incorporated by reference to Exhibit G to Exhibit 2.1 to Fairmount Santrol’s Current Report on Form 8-K (File No. 001-36670) filed with the SEC on December 12, 2017).

10.9	Employment Agreement, effective as of May 1, 2015, by and between Unimin Corporation and Campbell J. Jones.*†

10.10	Completion Bonus Letter Agreement, dated December 11, 2017, by and between Unimin Corporation and Campbell J. Jones.*†

10.11	Change in Control Agreement, dated November 13, 2017, by and between Unimin Corporation and Campbell J. Jones.*†

10.12	Completion Bonus Letter Agreement, dated November 10, 2017, by and between Unimin Corporation and Andrew D. Eich.*†

10.13	Change in Control Agreement, dated November 10, 2017, by and between Unimin Corporation and Andrew D. Eich.*†

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Exhibit Description

10.14	Completion Bonus Letter Agreement, dated November 10, 2017, by and between Unimin Corporation and Mark B. Oskam.*†

10.15	Change in Control Agreement, dated November 12, 2017, by and between Unimin Corporation and Mark B. Oskam.*†

10.16	Employment Agreement, effective as of February 29, 2016, by and between Unimin Corporation and Scott Preston.*†

10.17	Settlement Agreement and Mutual General Release, dated December 2, 2017, by and between Unimin Corporation and Scott Preston.*†

10.18	Severance Letter Agreement, dated June 21, 2016, by and between Unimin Corporation and Andrew G. Bradley.*†

10.19	The Unimin Corporation Pension Restoration Plan.*†

10.20	2018 Omnibus Equity Plan.*†

21.1	List of subsidiaries of Unimin Corporation.*

23.1	Consent of Freshfields Bruckhaus Deringer US LLP (included in Exhibits 5.1 and 8.1).*

23.2	Consent of Jones Day (included in Exhibit 8.2).*

23.3	Consent of Ernst & Young LLP independent registered public accounting firm of Unimin Corporation.*

23.4	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Fairmount Santrol Holdings Inc.*

23.5	Consent of Wells Fargo Securities, LLC, financial advisor of Fairmount Santrol Holdings Inc.*

23.6	Consent of GZA GeoEnvironmental, Inc., reserves valuation expert of Unimin Corporation.*

23.7	Consent of GZA GeoEnvironmental, Inc., reserves valuation expert of Fairmount Santrol Holdings Inc.*

24.1	Power of Attorney.*

99.1	Form of Proxy Card for Fairmount Santrol Holdings Inc.*

99.2	Opinion of Wells Fargo Securities, LLC (attached as Annex C to the proxy statement/prospectus included in this Registration Statement).*

99.3	General Corporation Law of the State of Delaware, Section 262 (attached as Annex E to the proxy statement/prospectus included in this Registration Statement).*

99.4	Consents of Prospective Directors.*

+	Pursuant to Item 601(b)(2) of Regulation S-K, exhibits and schedules are omitted. Unimin agrees to furnish to the SEC supplementally a copy of any omitted schedule or exhibit upon request of the SEC.
*	To be filed by amendment.
†	Compensatory plan or agreement.

The foregoing list of exhibits does not include instruments defining the rights of holders of certain long-term debt of Unimin and its subsidiaries where the total amount of securities authorized to be issued under the investment does not exceed 10% of the total assets of Unimin and its subsidiaries on a consolidated basis. Unimin hereby agrees to furnish a copy of each such instrument to the SEC upon request.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Confidential Treatment Requested by Unimin Corporation

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Canaan, State of Connecticut, on                 , 2018.

UNIMIN CORPORATION

By:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                 ,                  and                 , and each of them acting individually, as true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post- effective amendments) to this registration statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 relating thereto and to file the same, with all exhibits thereto, and other prospectus in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature/Name	Title	Date